             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 June 15, 2005

                        REGISTRATION NO. 333-121037

               (INVESTMENT COMPANY ACT REGISTRATION NO. 811-4978)


         - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              - - - - - - - - - - -

                                    FORM N-14

                                      ----

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                                      -----
                                      -----

                         PRE-EFFECTIVE AMENDMENT NO. / /

                                      -----
                                      -----

                        POST-EFFECTIVE AMENDMENT NO. 1 /X/

                                      -----

                        (CHECK APPROPRIATE BOX OR BOXES)


                        - - - - - - - - - - - - - - - - -

                            COLUMBIA FUNDS TRUST XI
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 1-617-426-3750

                        - - - - - - - - - - - - - - - - -

                               R. SCOTT HENDERSON
                       COLUMBIA MANAGEMENT ADVISORS, INC.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111


                         - - - - - - - - - - - - - - - -
                                   COPIES TO:

         JOHN M. LODER, ESQUIRE                   CAMERON AVERY, ESQUIRE
            ROPES & GRAY LLP                     BELL, BOYD AND LLOYD LLC
         ONE INTERNATIONAL PLACE                THREE FIRST NATIONAL PLAZA
       BOSTON, MASSACHUSETTS 02110           70 W. MADISON STREET, SUITE 3300
                                                  CHICAGO, ILLINOIS 60602


It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended. This amendment to the registration statement on Form N-14 of the Columbia Large Cap Growth Fund and Large Cap Core Fund, filed with the Commission on December 7, 2004 (Registration No. 333-121037)(the "Registration Statement"), is being filed to add Exhibit 12 to the Registration Statement. No other information contained in the Registration Statement is amended, deleted or superseded hereby.

                      Title of Securities Being Registered:

Class A
Class B
Class C
Class G
Class Z

Approximate Date of Proposed Offering:
As soon as practicable after this Registration Statement becomes or is declared effective.

It is proposed that this filing will become effective on January 6, 2005 pursuant to Rule 488.

An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such rule, no filing fee is being paid at this time.

This Registration Statement relates solely to the Registrant's Columbia Large Cap Growth Fund and Columbia Large Cap Core Fund series.

                           COLUMBIA GROWTH FUND, INC.

                             ONE FINANCIAL CENTER,
                        BOSTON, MASSACHUSETTS 02111-2621

Dear Investor:

I am writing to ask for your vote on the proposed acquisition of Columbia Growth Fund, Inc. (the "Growth Fund") by Columbia Large Cap Growth Fund (the "Large Cap Growth Fund"). At a special meeting of shareholders on February 16, 2005, you will be asked to vote on your Fund's acquisition.

The proposed acquisition of the Growth Fund is one of several acquisitions recommended by Columbia Management Group, Inc. ("Columbia"), the parent company of the investment advisor to the Columbia funds. Columbia's overall goal in proposing these fund mergers is two-fold. First, by merging funds with generally similar investment strategies, Columbia can create larger, more efficient investment portfolios. Second, by streamlining its product offering, Columbia can more efficiently concentrate its investment management and distribution resources on a more focused group of portfolios. Columbia recommended the acquisition of the Growth Fund to enable its shareholders to invest in a larger, more efficient investment portfolio while continuing to access a similar investment strategy.

Should the Growth Fund's merger be approved, and other conditions to the acquisition satisfied, your current fund investment will be exchanged, without immediate tax consequences, for an equal investment (that is, dollar value) in the Large Cap Growth Fund.

The table below provides information on the Large Cap Growth Fund shares you will receive upon consummation of the acquisition:

                                                YOU WILL RECEIVE THE FOLLOWING SHARE CLASS OF
  IF YOU OWN THE FOLLOWING SHARE CLASS OF THE   THE LARGE CAP GROWTH FUND UPON
  GROWTH FUND:                                  CONSUMMATION OF THE ACQUISITION:
  Class A                                       Class A
  Class B                                       Class B
  Class C                                       Class C
  Class D                                       Class C
  Class G                                       Class G
  Class Z                                       Class Z

More information on the specific details and reasons for your fund's acquisition is contained in the enclosed combined Prospectus/Proxy Statement. Please read it carefully.

THE BOARD OF DIRECTORS OF THE GROWTH FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ACQUISITION OF THE GROWTH FUND BY THE LARGE CAP GROWTH FUND, INCLUDING THE DISSOLUTION OF THE GROWTH FUND FOLLOWING THE PROPOSED ACQUISITION.

YOUR VOTE IS IMPORTANT. YOU CAN VOTE BY COMPLETING THE ENCLOSED PROXY CARD. A SELF-ADDRESSED POSTAGE-PAID ENVELOPE HAS BEEN ENCLOSED FOR YOUR CONVENIENCE.

We appreciate your participation and prompt response in these matters and thank you for your continued support.

Sincerely,

Christopher L. Wilson
President

December   , 2004
[Job Code]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 16, 2005

                           COLUMBIA GROWTH FUND, INC.

                                 1-866-270-3134

To the shareholders of Columbia Growth Fund, Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders of Columbia Growth Fund, Inc. (the "Growth Fund") will be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the offices of the Growth Fund, One Financial Center, Boston, Massachusetts 02111, for the following purposes:

1. To approve an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of the Growth Fund to, and the assumption of all of the liabilities of the Growth Fund by, Columbia Large Cap Growth Fund (the "Large Cap Growth Fund"), in exchange for shares of the Large Cap Growth Fund, (ii) the distribution of such shares to the shareholders of the Growth Fund in complete liquidation of the Growth Fund, and (iii) the dissolution under state law and the de-registration under the Investment Company Act of 1940, as amended, of the Growth Fund.

2. To consider and act upon such other matters that properly come before the meeting or any adjourned session of the meeting.

Shareholders of record of Columbia Growth Fund at the close of business on December 1, 2004, are entitled to notice of and to vote at the meeting and any adjourned session.

Shareholders of Columbia Growth Fund are or may be entitled to assert dissenters' rights under Oregon law. Please see "Terms of the Agreement and Plan of Reorganization" in the enclosed Prospectus/Proxy Statement.

By Order of the Board of Directors,

David Rozenson,
Secretary

December __, 2004

NOTICE: YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE SEE THE ENCLOSED PROSPECTUS/PROXY STATEMENT AND OTHER MATERIALS FOR INSTRUCTIONS ON HOW TO VOTE EASILY AND QUICKLY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                               DECEMBER __, 2004

                  ACQUISITION OF THE ASSETS AND LIABILITIES OF

                           COLUMBIA GROWTH FUND, INC.

                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 1-866-270-3134

                        BY AND IN EXCHANGE FOR SHARES OF

                         COLUMBIA LARGE CAP GROWTH FUND

                          C/O COLUMBIA FUNDS TRUST XI
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 1-866-270-3134

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS.......................................    4
PROPOSAL -- Acquisition of Columbia Growth Fund, Inc. by
  Columbia Large Cap Growth Fund............................   14
  Principal Investment Risks................................   14
  Information about the Acquisition.........................   15
GENERAL.....................................................   27
  Voting Information........................................   27
Appendix A -- Agreement and Plan of Reorganization..........  A-1
Appendix B -- Fund Information..............................  B-1
Appendix C -- Capitalization................................  C-1
Appendix D -- Information Applicable to Class A, Class B,
  Class C, Class G and Class Z Shares of Columbia Large Cap
  Growth Fund...............................................  D-1
Appendix E -- Financial Highlights for Columbia Large Cap
  Growth Fund...............................................  E-1
Appendix F -- Comparison of a Massachusetts Business Trust
  with an Oregon Corporation................................  F-1
Appendix G -- Dissenters' Rights............................  G-1

This combined Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") contains information you should know before voting on the Agreement and Plan of Reorganization dated ________ , 2004 among Columbia Funds Trust XI ("Trust XI") on behalf of Columbia Large Cap Growth Fund (the "Large Cap Growth Fund"), Columbia Growth Fund, Inc. (the "Growth Fund," and together with the Large Cap Growth Fund, the "Funds"), and Columbia Management Group, Inc. ("Columbia") (the "Agreement and Plan of Reorganization") relating to the proposed acquisition of the Growth Fund, Inc. by the Large Cap Growth Fund (the "Acquisition") at a Special Meeting of Shareholders of the Growth Fund (the "Meeting"), which will be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the offices of the Funds, One Financial Center, Boston, Massachusetts 02111. The Funds are both registered open-end management investment companies. Please read this Prospectus/Proxy Statement and keep it for future reference.

The Proposal in this Prospectus/Proxy Statement relates to the proposed acquisition of the Growth Fund by the Large Cap Growth Fund. If the Acquisition occurs, you will become a shareholder of the Large Cap Growth Fund. The Large Cap Growth Fund seeks long-term capital appreciation. If the Agreement and Plan of Reorganization is approved by the shareholders of the Growth Fund and the Acquisition occurs, the Growth Fund will transfer all of the assets and liabilities attributable to each class of its shares to the Large Cap Growth Fund in exchange for shares of the same class of the Large Cap Growth Fund (except for the Class D shares of the Growth Fund, which will be exchanged for Class C shares of the Large Cap Growth Fund) with the same aggregate net asset value as the net value of the assets and liabilities transferred. After that exchange, shares of each class received by the Growth Fund will be distributed pro rata to its shareholders of the corresponding class, and the Growth Fund will be dissolved under state law and de-registered under the Investment Company Act of 1940, as amended (the "1940 Act").

The following documents have been filed with the Securities and Exchange Commission (the "SEC") and are incorporated into this Prospectus/Proxy Statement by reference:

     - The Prospectuses of the Growth Fund dated January 1, 2004, as supplemented through November 4, 2004.

     - The Statement of Additional Information of the Growth Fund dated January 1, 2004, as supplemented through October 21, 2004.

     - The Report of Independent Registered Public Accounting Firm and the financial statements included in the Annual Report to Shareholders of the Growth Fund dated August 31, 2004.

     - The Statement of Additional Information of the Large Cap Growth Fund dated ________ , 2004, relating to the Acquisition.

The Growth Fund has previously sent its Annual Report to its shareholders. For a free copy of this Report or any of the documents listed above, you may call 1-800-426-3750, or you may write to your Fund at the address listed on the cover of this Prospectus/Proxy Statement. You may also obtain many of these documents by accessing the Internet site for your Fund at www.columbiafunds.com. Text-only versions of all the Large Cap Growth Fund and Growth Fund documents can be viewed online or downloaded from the EDGAR database on the SEC's Internet site at www.sec.gov. You can review and copy information about the Funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20549-0102 and at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. You can obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at the address above. Information on the operation of the Public Reference Room may be obtained by calling 202-942-8090.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in any Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                             QUESTIONS AND ANSWERS

THE FOLLOWING QUESTIONS AND ANSWERS PROVIDE AN OVERVIEW OF KEY FEATURES OF THE ACQUISITION AND OF THE INFORMATION CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT. PLEASE REVIEW THE FULL PROSPECTUS/PROXY STATEMENT PRIOR TO CASTING YOUR VOTE.

1. WHAT IS BEING PROPOSED?

The Board of Directors of the Growth Fund is recommending that the Large Cap Growth Fund acquire the Growth Fund. This means that the Large Cap Growth Fund would acquire all of the assets and liabilities of the Growth Fund in exchange for shares of the Large Cap Growth Fund. If the Acquisition is approved and completed, shareholders of the Growth Fund will receive shares of the Large Cap Growth Fund with a dollar value equal to the value of their Growth Fund shares on the business day prior to the closing of the merger, and the Growth Fund will subsequently be dissolved under state law and de-registered under the 1940 Act. The Acquisition is currently scheduled to take place on or around February 25, 2005, or such other date as the parties may agree.

2. WHY IS THE ACQUISITION BEING PROPOSED?

The Board of Directors of the Growth Fund recommends approval of the Acquisition because it offers shareholders of the Growth Fund an investment in a larger investment portfolio with similar investment goals and strategies. Spreading fixed costs over a broader asset base allows the potential for more efficient operation, and lower overall expenses. In reviewing the Acquisition, the Directors also considered that, based on expense ratios as of September 30, 2004, and a commitment by Columbia Management Advisors, Inc. ("Columbia Management"), each Fund's investment advisor, to limit the total management fees of the Large Cap Growth Fund, shareholders of your fund are expected to experience no change in net expenses.

Please review "Reasons for the Acquisition" in the Proposal section of this Prospectus/Proxy Statement for more information regarding the factors considered by the Board of Directors.

Shareholders of the Growth Fund should note that, although the investment goal and strategies of the Large Cap Growth Fund are generally similar to those of the Growth Fund, the investment style of the combined fund may differ from that of the Growth Fund. Question 4 below provides information about the investment goals, strategies and policies of the Funds.

3. HOW DO THE MANAGEMENT FEES AND EXPENSES OF THE FUNDS COMPARE AND WHAT ARE THEY ESTIMATED TO BE FOLLOWING THE ACQUISITION?

The following tables allow you to compare the sales charges, management fees and expenses of each Fund and the estimated expenses the combined fund is expected to bear in the first year following the Acquisition. The shareholder fees presented below for the Large Cap Growth Fund apply both before and after giving effect to the Acquisition. Sales charges, if applicable, are paid directly by shareholders to Columbia Funds Distributor, Inc., each Fund's distributor. Annual Fund Operating Expenses are paid by the Fund. They include management fees, 12b-1 fees (if applicable) and administrative costs, including pricing and custody services.

The Annual Fund Operating Expenses shown in the table below represent expenses for each Fund's most recent fiscal year (August 31, 2004 for the Growth Fund and September 30, 2004 for the Large Cap Growth Fund) and those projected for the combined fund on a pro forma basis after giving effect to the Acquisition and based on pro forma combined net assets as of September 30, 2004.

Based on the expense ratios shown below, net expenses of each class of shares of Large Cap Growth Fund are expected to be equal to the net expenses of each corresponding class of shares of your Fund (after giving effect to the contractual fee waiver described in footnote 9 to the Annual Fund Operating Expenses table). Columbia Management has undertaken to maintain this waiver through the first anniversary of the consummation of the Acquisition, after which this arrangement may be modified or terminated at any time, which may cause the expenses of a class of shares of Large Cap Growth Fund to be higher than the estimated expenses of the corresponding class of shares of your Fund.

Shareholders of the Growth Fund will not pay additional sales charges as a result of the Acquisition, although any applicable contingent deferred sales charges ("CDSCs") will continue to apply.

SHAREHOLDER FEES
(paid directly from your investment)

                                 GROWTH FUND(1)

                                   CLASS A   CLASS B   CLASS C   CLASS D   CLASS G   CLASS Z
Maximum sales charge (load) on
  purchases (%) (as a percentage
  of the offering price)            5.75      0.00      0.00     1.00(2)    0.00      0.00
--------------------------------------------------------------------------------------------
Maximum deferred sales charge
  (load) on redemptions (%) (as a
  percentage of the lesser of
  purchase price or redemption
  price)                           1.00(3)    5.00      1.00      1.00      5.00      0.00
--------------------------------------------------------------------------------------------
Redemption fee (%) (as a
  percentage of amount redeemed,
  if applicable)                    (4)       (4)       (4)       (4)       (4)       (4)

                            LARGE CAP GROWTH FUND(1)

                                            CLASS A   CLASS B   CLASS C   CLASS G   CLASS Z
Maximum sales charge (load) on purchases
  (%) (as a percentage of the offering
  price)                                     5.75      0.00      0.00      0.00      0.00
-------------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the
  lesser of purchase price or redemption
  price)                                     1.00(3)   5.00      1.00      5.00      0.00
-------------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of
  amount redeemed, if applicable)            (4)       (4)       (4)       (4)       (4)

                            LARGE CAP GROWTH FUND(1)
                 (PRO FORMA COMBINED AS OF SEPTEMBER 30, 2004)

                                            CLASS A   CLASS B   CLASS C   CLASS G   CLASS Z
Maximum sales charge (load) on purchases
  (%) (as a percentage of the offering
  price)                                     5.75      0.00      0.00      0.00      0.00
-------------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the
  lesser of purchase price or redemption
  price)                                     1.00(3)   5.00      1.00      5.00      0.00
-------------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of
  amount redeemed, if applicable)            (4)       (4)       (4)       (4)       (4)

 (1) A $10 annual fee may be deducted from accounts of less than $1,000 and paid to the transfer agent.

 (2) Columbia Funds Distributor, Inc., the Funds' distributor, has agreed to waive indefinitely the front-end sales charge for purchases of Class D shares by existing Class D shareholders.

 (3) This charge applies only to Class A shares bought without an initial sales charge that are sold within 18 months of purchase.

 (4) There is a $7.50 charge for wiring sale proceeds to your bank.

ANNUAL FUND OPERATING EXPENSES
(deducted directly from Fund assets)

                                  GROWTH FUND

                              CLASS A    CLASS B    CLASS C    CLASS D    CLASS G    CLASS Z
Management fees (%)             0.60      0.60       0.60       0.60        0.60      0.60
--------------------------------------------------------------------------------------------
Distribution and service
  (12b-1) fees (%)              0.25(6)   1.00       1.00       1.00        0.95(7)   0.00
--------------------------------------------------------------------------------------------
Other expenses(5) (%)           0.24      0.24       0.24       0.24        0.24      0.24
--------------------------------------------------------------------------------------------
Total annual fund operating
  expenses (%)                  1.09      1.84       1.84       1.84        1.79      0.84

                             LARGE CAP GROWTH FUND

                                        CLASS A    CLASS B    CLASS C    CLASS G    CLASS Z
Management fees(8) (%)                    0.80      0.80       0.80        0.80      0.80
-------------------------------------------------------------------------------------------
Distribution and service (12b-1) fees
  (%)                                     0.25(6)   1.00       1.00        0.95(7)   0.00
-------------------------------------------------------------------------------------------
Other expenses(5) (%)                     0.24      0.24       0.24        0.24      0.24
-------------------------------------------------------------------------------------------
Total annual fund operating expenses
  (%)                                     1.29      2.04       2.04        1.99      1.04

                             LARGE CAP GROWTH FUND
                 (PRO FORMA COMBINED AS OF SEPTEMBER 30, 2004)

                                        CLASS A    CLASS B    CLASS C    CLASS G    CLASS Z
Management fees(9)(10) (%)                0.75       0.75       0.75       0.75       0.75
-------------------------------------------------------------------------------------------
Distribution and service (12b-1) fees
  (%)                                     0.25(6)    1.00       1.00       0.95(7)    0.00
-------------------------------------------------------------------------------------------
Other expenses(5) (%)                     0.22       0.22       0.22       0.22       0.22
-------------------------------------------------------------------------------------------
Total annual fund operating expenses
  (%)                                     1.22       1.97       1.97       1.92       0.97
-------------------------------------------------------------------------------------------
Expense reimbursement(9) (%)             (0.13)     (0.13)     (0.13)     (0.13)     (0.13)
-------------------------------------------------------------------------------------------
Net expense(9) (%)                        1.09       1.84       1.84       1.79       0.84

 (5) Other expenses have been restated to reflect contractual changes to the transfer agency and bookkeeping fees for the Growth Fund and to the transfer agency fees for the Large Cap Growth Fund effective November 1, 2003.

 (6) Each of the Large Cap Growth Fund and the Growth Fund may pay distribution and service (12b-1) fees of up to a maximum of 0.35% of the Fund's average daily net assets attributable to Class A shares (comprised of up to 0.25% for shareholder liaison services and up to 0.10% for distribution services). Both funds will limit payments under the plan to 0.25%

 (7) Class G shares may be subject to distribution and service (12b-1) fees up to a maximum of 1.15% of the Fund's average daily net assets attributable to Class G shares (comprised of up to 0.65% for distribution services, up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services). Both funds will limit payments under the plan to 0.95%

 (8) The Large Cap Growth Fund pays a management fee of 0.73% and an administration fee of 0.07%.

 (9) The Fund's advisor has contractually agreed to bear a portion of the Fund's expenses so that the Fund's ordinary operating expenses (excluding distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) do not exceed 0.84% annually for classes A, B, C, G and Z shares. The advisor has undertaken to maintain this arrangement for one year following consummation of the Acquisition, after which date it may be modified or terminated at any time.

(10) After consummation of the Acquisition, the Large Cap Growth Fund is expected to pay a management fee of 0.68% and an administration fee of 0.07%.

EXAMPLE EXPENSES

Example Expenses help you compare the cost of investing in the Large Cap Growth Fund or the Growth Fund currently with the cost of investing in the combined fund on a pro forma basis and also allow you to compare these costs with the cost of investing in other mutual funds. The table reflects a one-year expense reimbursement as described in footnote 9 to the Annual Fund Operating Expenses table and also reflects, with respect to the Growth Fund, the waiver of the initial sales charge for Class D shares. It uses the following hypothetical conditions.

     - $10,000 initial investment

     - 5% total return for each year

     - Each Fund's operating expenses remain the same

     - Reinvestment of all dividends and distributions

     - Class B shares convert to Class A shares after eight years

EXAMPLE EXPENSES
(your actual costs may be higher or lower)

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
GROWTH FUND
Class A                                          $680       $  902       $1,141        $1,827
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $187       $  579       $  995        $1,962
          sold all your shares at end of
          period                                 $687       $  879       $1,195        $1,962
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $187       $  579       $  995        $2,159
          sold all your shares at end of
          period                                 $287       $  579       $  995        $2,159
----------------------------------------------------------------------------------------------
Class D:  did not sell your shares               $187       $  579       $  995        $2,159
          sold all your shares at end of
          period                                 $287       $  579       $  995        $2,159
----------------------------------------------------------------------------------------------
Class G:  did not sell your shares               $182       $  563       $  970        $1,921
          sold all your shares at end of
          period                                 $682       $  963       $1,270        $1,921
----------------------------------------------------------------------------------------------
Class Z                                          $ 86       $  268       $  466        $1,037

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
LARGE CAP GROWTH FUND
Class A                                          $699       $  960       $1,240        $2,039
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $207       $  639       $1,097        $2,173
          sold all your shares at end of
          period                                 $707       $  939       $1,297        $2,173
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $207       $  639       $1,097        $2,366
          sold all your shares at end of
          period                                 $307       $  639       $1,097        $2,366
----------------------------------------------------------------------------------------------
Class G:  did not sell your shares               $202       $  623       $1,071        $2,146
          sold all your shares at end of
          period                                 $702       $1,023       $1,371        $2,146
----------------------------------------------------------------------------------------------
Class Z                                          $106       $  330       $  572        $1,268
LARGE CAP GROWTH FUND
(pro forma combined)
Class A                                          $680       $  928       $1,195        $1,957
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $187       $  606       $1,050        $2,091
          sold all your shares at end of
          period                                 $687       $  906       $1,250        $2,091
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $187       $  606       $1,050        $2,285
          sold all your shares at end of
          period                                 $287       $  606       $1,050        $2,285
----------------------------------------------------------------------------------------------
Class G:  did not sell your shares               $182       $  591       $1,025        $2,064
          sold all your shares at end of
          period                                 $682       $  991       $1,325        $2,064
----------------------------------------------------------------------------------------------
Class Z                                          $ 86       $  296       $  524        $1,178

The projected post-Acquisition pro forma Annual Fund Operating Expenses and Example Expenses presented above are based upon numerous material assumptions, including that (1) the current contractual agreements will remain in place; and
(2) certain fixed costs involved in operating the Growth Fund are eliminated. Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense savings will be achieved because expenses depend on a variety of factors, including the future level of fund assets, many of which are beyond the control of the Large Cap Growth Fund or Columbia.

4. HOW DO THE INVESTMENT GOALS, STRATEGIES AND POLICIES OF THE LARGE CAP GROWTH FUND AND THE GROWTH FUND COMPARE?

This table shows the investment goal and principal investment strategies of each
Fund:

LARGE CAP GROWTH FUND                     GROWTH FUND
INVESTMENT GOAL: The Large Cap Growth     INVESTMENT GOAL: The Growth Fund seeks
Fund seeks long-term capital              capital appreciation by investing,
appreciation                              under normal market conditions, in
                                          stocks of companies expected to
                                          experience long-term, above-average
                                          earnings growth.
---------------------------------------------------------------------------------
PRINCIPAL INVESTMENT STRATEGIES: The      PRINCIPAL INVESTMENT STRATEGIES: The
Large Cap Growth Fund seeks to achieve    Growth Fund seeks to achieve its goal
its goal as follows:                      as follows:
- Under normal market conditions, the     - Growth stocks are stocks of companies
  Large Cap Growth Fund invests at          that are expected to experience
  least 80% of its net assets (plus any     long-term, above-average earnings
  borrowings for investment purposes)       growth. These companies, as compared
  in a broadly diversified portfolio of     to the overall market, tend to have
  large-capitalization equity               attractive valuations, strong
  securities, primarily common stocks       competitive positions within their
  and securities that can be converted      industry groups and the ability to
  into common stocks.                       grow using internal resources.
- The Large Cap Growth Fund invests       - The Growth Fund may also invest up to
  mainly in companies that Columbia         25% of its assets in foreign
  Management believes will have faster      securities, including ADRs, Global
  earnings growth than the economy in       Depositary Receipts ("GDRs"), and
  general.                                  NASDAQ-listed foreign securities.
- The Large Cap Growth Fund may invest    - The Growth Fund may invest in Real
  up to 20% of its total assets in          Estate Investment Trusts ("REITs").
  foreign securities, either directly
  or indirectly through the purchase of
  American Depositary Receipts
  ("ADRs"), European Depository
  Receipts ("EDRs") and Continental
  Depository Receipts ("CDRs").
- Columbia Management looks for large-
  capitalization companies (generally
  over $5 billion) in growing
  industries, focusing on technological
  advances, good product development,
  strong management and other factors
  which support future growth.
- Columbia Management seeks out
  companies that have a history of
  strong earnings growth and are
  projected to continue a similar
  pattern of growth over the next three
  to five years.

The following highlights the differences in certain investment strategies that the Funds use to achieve their investment goals:

- The Large Cap Growth Fund may invest up to 20% of its total assets in foreign securities. In addition, the Large Cap Growth Fund may invest in securities issued by foreign branches of U.S. banks and foreign banks.

  The Growth Fund may invest up to 25% of its assets in foreign securities. The Growth Fund may not invest in foreign equities of emerging countries, but the Fund's investments in ADRs, GDRs, and NASDAQ-listed securities are not subject to this limitation, even if the issuer is headquartered in, has its principal operations in, derives its revenues from, has its principal trading market located in or was legally organized in an emerging market country.

- The Large Cap Growth Fund has a fundamental investment restriction under which it may not borrow money except to the extent permitted by the 1940 Act (i.e., up to 33 1/3% of the Fund's total assets). The Growth Fund has a fundamental investment restriction under which it may not borrow money in excess of 5 percent of its net asset value, and any borrowing must only be temporary from banks for extraordinary or emergency purposes.

- Each of the Growth Fund and Large Cap Growth Fund may invest in REITs. The Large Cap Growth Fund, however, will not invest more than 10 percent of its net assets in REITs.

- The Growth Fund has a fundamental investment restriction under which it may not buy or sell commodities or commodity contracts. The Large Cap Growth Fund has a fundamental investment restriction under which it may not purchase or sell commodities or commodity contracts except that it may, to the extent consistent with its investment objective and policies, purchase and sell financial futures contracts and related options and foreign currency forward contracts, futures contracts and related options.

- The Growth Fund has a fundamental investment restriction under which it may not purchase securities of any issuer when those officers and directors of the Fund who individually own 1/2 of 1 percent of the securities of that issuer together own 5 percent or more. The Large Cap Growth Fund has no similar investment restriction.

- The Growth Fund has a fundamental investment restriction under which it many not invest more than 5 percent of its total assets at cost in the securities of companies which (with predecessor companies) have a record of less than three years continuous operation and equity securities which are not readily marketable. The Large Cap Growth Fund has no similar investment restriction.

- The Growth Fund has a fundamental investment restriction under which it may not invest in companies for the purposes of control or management. The Large Cap Growth Fund has a non-fundamental investment restriction under which it may not purchase securities for the purpose of exercising control.

- The Growth Fund has a fundamental investment restriction under which it may not buy securities on margin or make short sales. The Large Cap Growth Fund has a similar non-fundamental investment restriction.

- The Growth Fund has a fundamental investment restriction under which it may not invest directly in oil, gas, or other mineral development or exploration programs or leases, although it may own securities of companies engaged in those businesses. The Large Cap Growth Fund has no similar investment restriction.

- The Large Cap Growth Fund has a fundamental investment restriction under which it may not write or sell put options, call options, straddles, spreads or any combination thereof except that it may, to the extent consistent with its investment objective and policies, write covered call options and covered put options and purchase and sell other options. These options must be listed on a national securities exchange and issued by the Options Clearing Corporation, and the aggregate value must not exceed 25% of the Large Cap Growth Fund's assets. The Growth Fund may write call options, but only if such options are covered. The Growth Fund may write such options on up to 25% of its net assets.

Except as noted above, the Funds are generally subject to substantially similar fundamental and non-fundamental investment policies. For a complete list of the Funds' investment policies and restrictions, see each Fund's Statement of Additional Information.

5. WHAT CLASS OF LARGE CAP GROWTH FUND SHARES WILL YOU RECEIVE IF THE ACQUISITION OCCURS?

If you own Class A, Class B, Class C, Class G or Class Z shares of the Growth Fund, you will receive the same class of shares of the Large Cap Growth Fund that you currently own in the Growth Fund. The shares will have the same exchange rights and will bear the same CDSCs upon redemption and, in the case of Class B shares, will convert to Class A shares at the same time as your current shares. The shares will also have the same distribution, purchase and redemption procedures as your current shares.

If you own Class D shares of the Growth Fund, you will receive Class C shares of the Large Cap Growth Fund. Like your Class D shares of the Growth Fund, the Class C shares of the Large Cap Growth Fund carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. The shares you receive in the Acquisition will be subject to the same CDSC applicable to your Class D shares of the Growth Fund.

Please see Appendix D for more information on Class C shares of the Large Cap Growth Fund.

6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION?

The Acquisition is expected to be tax-free to you for federal income tax purposes. This means that neither you nor the Growth Fund is expected to recognize a gain or loss as a direct result of the Acquisition. However, since the Acquisition will end the tax year of the Growth Fund, it may accelerate distributions from the Growth Fund to you as a shareholder. Specifically, the Growth Fund will recognize any net investment company taxable income and any net realized capital gains (after reduction by any available capital loss carryforwards) or losses in the short tax year ending on the date of the Acquisition, and will declare and pay a distribution of such income and such gains to its shareholders on or before that date.

The cost basis and holding period of your Growth Fund shares are expected to carry over to your new shares in the Large Cap Growth Fund.

Certain other tax consequences are discussed below under "Federal Income Tax Consequences."

7. WHO BEARS THE EXPENSES ASSOCIATED WITH THE ACQUISITION?

Columbia Management and the Large Cap Growth Fund will each bear a portion of the out of pocket expenses associated with the Acquisition, including, but not limited to: (1) the expenses associated with the preparation, printing and mailing of any shareholder communications, including this Prospectus/Proxy Statement and any filings with the SEC and other governmental authorities in connection with the Acquisition; (2) the fees and expenses of any proxy solicitation firm retained in connection with the Acquisition; (3) the legal fees and expenses incurred by the Funds in connection with the Acquisition; and
(4) the Directors' and/or Trustees' fees and out of pocket expenses incurred as a result of the Acquisition. Should your Fund's shareholders not approve the Acquisition, Columbia Management will bear all costs associated with the Acquisition.

8. WHO IS ELIGIBLE TO VOTE?

Shareholders of record on December 1, 2004 are entitled to attend and vote at the Meeting or any adjournment of the Meeting. On each proposal, all shareholders of your Fund, regardless of the class of shares held, will vote together as a single class. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the Meeting, will be voted according to shareholders' instructions. If you sign a proxy but do not fill in a vote, your shares will be voted to approve the Acquisition.

PROPOSAL -- ACQUISITION OF COLUMBIA GROWTH FUND, INC. BY COLUMBIA LARGE CAP
            GROWTH FUND

THE PROPOSAL

You are being asked to approve the Agreement and Plan of Reorganization dated
[          ], 2004, a form of which is attached as Appendix A to this
Prospectus/Proxy Statement. By approving the Agreement and Plan of Reorganization, you are also approving the Acquisition of the Growth Fund by the Large Cap Growth Fund and the dissolution of the Growth Fund under state law and the de-registration of the Growth Fund under the 1940 Act.

PRINCIPAL INVESTMENT RISKS

  What are the principal investment risks of the Large Cap Growth Fund, and how do they compare with those of the Growth Fund?

The principal risks associated with each Fund are generally similar because the Funds have generally similar investment goals and strategies. The actual risks of investing in each Fund depend on the securities held in each Fund's portfolio and on market conditions, both of which change over time.

Both Funds are subject to management risk and market risk. Management risk means that the advisor's investment decisions might produce losses or cause the Fund to underperform when compared to other funds with a similar investment goal. Market risk means that security prices in a market, sector or industry may fall, reducing the value of your investment. Because of management and market risk, there is no guarantee that the Fund will achieve its investment goal or perform favorably among comparable funds.

Since they purchase equity securities, the Funds are subject to equity risk. This is the risk that stock prices will fall over short or extended periods of time. Although the stock market has historically outperformed other asset classes over the long term, the stock market tends to move in cycles. Individual stock prices may fluctuate drastically from day to day and may underperform other asset classes over an extended period of time. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Growth stocks are stocks of companies believed to have above-average potential for growth in revenue and earnings. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

Both Funds may invest in foreign securities, which are subject to special risks. Foreign markets can be extremely volatile. Fluctuations in currency exchange rates may impact the value of foreign securities without a change in the intrinsic value of those securities. The liquidity of foreign securities may be more limited than that of domestic securities, which means that the Fund may, at times, be unable to sell foreign securities at desirable prices. Brokerage commissions, custodial fees and other fees are generally higher for foreign investments. In addition, foreign governments may impose withholding taxes which would reduce the amount of income and capital gains available to distribute to shareholders. Other risks include possible delays in the settlement of transactions or in the notification of income; less publicly available information about companies; the impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of the company or its assets; and possible imposition of currency exchange controls.

The Large Cap Growth Fund may also invest in convertible securities. Convertible securities are securities that can be converted into common stock, such as certain debt securities and preferred stock, and are subject to the usual risks associated with fixed income investments, such as interest rate risk and credit risk. In addition, because they react to changes in the value of the equity securities into which they will convert, convertible securities are also subject to market risk.

An investment in the Large Cap Growth Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Shareholders of the Growth Fund should note that, although the investment goal and strategies of the Large Cap Growth Fund are generally similar to those of the Growth Fund, there may be some difference in the investment style of the combined fund. In particular, the Large Cap Growth Fund typically invests a greater portion of its assets in the securities of large capitalization companies. Please see the answer to question 4 above under "Questions and Answers" for more information comparing the investment goals, strategies and policies of the Funds.

INFORMATION ABOUT THE ACQUISITION

  Terms of the Agreement and Plan of Reorganization

If approved by the shareholders of the Growth Fund, the Acquisition is expected to occur on or around February 25, 2005, or such other date as the parties may agree, under the Agreement and Plan of Reorganization. The following is a brief summary of the principal terms of the Agreement and Plan of Reorganization. Please review Appendix A for more information regarding the Agreement and Plan of Reorganization.

- The Growth Fund will transfer all of the assets and liabilities attributable to each class of its shares to the Large Cap Growth Fund in exchange for shares of the same class of the Large Cap Growth Fund (except that Class D shares of the Growth Fund will be exchanged for Class C shares of the Large Cap Growth Fund) with an aggregate net asset value equal to the net value of the transferred assets and liabilities.

- The Acquisition will occur on the next business day after the time (currently scheduled to be 4:00 p.m. Eastern Time on February 25, 2005, or such other date and time as the parties may determine) when the assets of each Fund are valued for purposes of the Acquisition.

- The shares of each class of the Large Cap Growth Fund received by the Growth Fund will be distributed to the shareholders of the same class of the Growth Fund (except that shareholders of Class D shares of the Growth Fund will be distributed Class C shares of the Large Cap Growth Fund) pro rata in accordance with their percentage ownership of such class of the Growth Fund in full liquidation of the Growth Fund.

- After the Acquisition, the Growth Fund's affairs will be wound up in an orderly fashion, it will be dissolved under state law and de-registered under the 1940 Act.

- The Acquisition requires approval by the Growth Fund's shareholders and satisfaction of a number of other conditions; the Acquisition may be terminated at any time with the approval of the Trustees of Columbia Funds Trust XI and the Directors of the Growth Fund.

Shareholders should be aware that the Acquisition as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Acquisition is consummated, shareholders will be free to redeem the shares which they receive in the transaction at their current net asset value, less any applicable CDSC. In addition, shares may be redeemed at any time prior to the consummation of the Acquisition. Shareholders who object to the Acquisition may be entitled under Oregon law to demand payment for, or an appraisal of, their shares. Information concerning dissenter's rights is contained in Appendix G.

  Shares You Will Receive

If the Acquisition occurs, shareholders of Class A, B, C, G and Z shares of the Growth Fund will receive shares in the Large Cap Growth Fund of the same class as the shares that they currently own in the Growth Fund. Shareholders of Class D shares of the Growth Fund will receive Class C shares of the Large Cap Growth Fund. In comparison to the shares you currently own, the shares you receive will have the following characteristics:

- They will have an aggregate net asset value equal to the aggregate net asset value of your current shares as of the business day before the closing of the Acquisition.

- They will bear the same sales charges (except as noted below for Class D shareholders), redemption fees and CDSCs, if any, as your current shares to the extent such charges and fees apply, and for purposes of determining the CDSC applicable to any redemption and/or conversion of Class B shares to Class A shares, if applicable, the new shares will continue to age from the date you purchased your Growth Fund shares. Although the Class D shares of the Growth Fund have a front-end sales charge of 1.00% (currently being waived), Class C shares of the Large Cap Growth Fund have no front-end sales charge.

- The procedures for purchasing and redeeming your shares will not change as a result of the Acquisition.

- You will have the same exchange options as you currently have, although Class D shareholders receiving Class C shares of the Large Cap Growth Fund may exchange their Class C shares for another fund distributed by Columbia Funds Distributor, Inc. at net asset value.

- You will have voting and other rights generally similar to those you currently have, but as a shareholder of the Large Cap Growth Fund. Please see Appendix F for more information regarding the differences between the Large Cap Growth Fund and the Growth Fund.

Information concerning the capitalization of each of the Funds is contained in Appendix C.

  Reasons for the Acquisition

The Directors of the Growth Fund, including all Directors who are not "interested persons" of the Fund, Columbia Management or its affiliates, have determined on behalf of the Fund that the Acquisition would be in the best interests of the Fund's shareholders and that the interests of existing shareholders in the Fund would not be diluted as a result of the Acquisition. The Directors have unanimously approved the Agreement and Plan of

Reorganization and the Acquisition and recommended that Fund shareholders vote in favor of the Acquisition by approving the Agreement and Plan of Reorganization.

In proposing the Acquisition, Columbia presented to the Directors of the Growth Fund, at meetings held on August 11, 2004, and October 13, 2004, the following reason for the Growth Fund to enter into the Acquisition:

- The Acquisition is expected to create a larger fund with an investment goal and strategies generally similar to those of the Growth Fund.

At the meetings, the Directors (with the advice and assistance of independent counsel) considered, among other things:

  1. the Acquisition as part of a continuing initiative to streamline and improve the offerings of the Columbia funds family;

  2. various potential shareholder benefits of the Acquisition;

  3. the current asset level of the Growth Fund and the combined pro forma asset level of the Large Cap Growth Fund;

  4. the historical performance results of the Funds;

  5. the investment objectives and principal investment strategies of the Growth Fund and the investment objectives and the principal investment strategies of the Large Cap Growth Fund;

  6. the fact that the Large Cap Growth Fund is expected to have a higher investment advisory fee and, accordingly, before giving effect to contractual fee waivers, higher total operating expense ratios than the Growth Fund;

  7. Columbia Management's commitment until the first anniversary of the Acquisition to bear a portion of the Large Cap Growth Fund's expenses so that total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes, and extraordinary expenses, if any) will not exceed 0.84% of the Fund's average net assets, which will result in a net expense ratio that is equal to the expense ratio of Growth Fund prior to giving effect to the Acquisition;

  8. the expected U.S. federal income tax consequences of the Acquisition, including limitations on the use of realized and unrealized losses for U.S. federal income tax purposes and the potential diminution of the ability to use such losses to offset future gains;

  9. that the Large Cap Growth Fund would bear at least part of the expenses associated with the Acquisition;

  10. the potential benefits of the Acquisition to Columbia Management and its affiliates; and

  11. that the Acquisition would offer shareholders of the Growth Fund an investment in a larger investment portfolio with similar investment goals and strategies and that spreading fixed costs over a broader asset base allows the potential for more efficient operation, and lower overall expenses.

Columbia Management believes that the Acquisition will present an opportunity for achieving long-term viability. If approved, the Acquisition will combine the Growth Fund's assets with those of the Large Cap Growth Fund, resulting in a combined portfolio that is significantly larger than the Growth Fund. Larger mutual funds have more buying power (for example, they have greater opportunity to purchase round lots of securities) and are better able to diversify their portfolios.

Columbia Management also believes that the Acquisition helps eliminate overlapping products. Both Funds are growth funds. Columbia Management believes that streamlining its product offerings in a particular asset segment will help minimize investor confusion.

In addition, the Directors considered that the Acquisition is intended to permit the Growth Fund's shareholders to exchange their investment for an investment in the Large Cap Growth Fund without recognizing gain or loss for federal income tax purposes. By contrast, if a Growth Fund shareholder were to redeem his or her shares to invest in another fund, the transaction would likely be a taxable event for such shareholder. Similarly, if the Growth Fund were liquidated or reorganized in a taxable transaction, the transaction would likely be a taxable event for the Growth Fund shareholders. After the Acquisition, shareholders may redeem any or all of their Growth Fund shares at net asset value (subject to any applicable CDSC) at any time, at which point they would recognize a taxable gain or loss.

The Directors also considered the potentially negative tax effects of the Acquisition. In particular, they reviewed the historical and pro forma tax attributes of the Funds and the effect of the Acquisition on certain tax losses of the Funds (see "Federal Income Tax Consequences" below). The Directors considered the potentially less favorable tax attributes of the combined fund under a range of circumstances, and determined that any such impact was likely to be outweighed by lower fund operating expenses and other benefits to shareholders resulting from the Acquisition.

Furthermore, the Directors considered the tax effects of the Acquisition and the relative Fund performance results set forth below under "Performance

Information." No assurance can be given that the Large Cap Growth Fund will achieve any particular level of performance after the Acquisition.

  Performance Information

The charts below show the percentage gain or loss in each calendar year for the 10-year period ending December 31, 2003, for the Class Z shares of each of the Growth Fund and the Large Cap Growth Fund. They should give you a general idea of how each Fund's return has varied from year to year. All returns include the reinvestment of dividends and distributions. Performance results include the effects of Fund expenses and also reflect the effect of expense reduction arrangements, if any. If these arrangements had not been in place, the performance would have been lower. As with all mutual funds, past performance (before and after taxes) does not predict a fund's future performance. No assurance can be given that the Large Cap Growth Fund will achieve any particular level of performance after the Acquisition.

Additional discussion of the manner of calculation of total return is contained in each Fund's respective Prospectuses and Statement of Additional Information.


                    GROWTH FUND (CLASS Z)

                                  (BAR CHART)

                  32.98%  20.80%  26.32%  30.34%  26.02%                          26.47%
          -0.63%                                          -7.94%  -21.04% -33.49%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  Class Z's year-to-date total return through   For period shown in bar chart:
  September 30, 2004, was -2.88%.               Best quarter: Fourth Quarter 1998, +25.59%
                                                Worst quarter: Third Quarter 2001, -22.01%

              LARGE CAP GROWTH FUND (CLASS Z)(1)

                                  (BAR CHART)

          0.72%   34.29%  20.95%  30.79%  26.15%  26.55%                          22.55%
                                                          -1.26%  -18.61% -26.79%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  Class Z's year-to-date total return through   For period shown in bar chart:
  September 30, 2004, was -3.23%.               Best quarter: 4th Quarter 1998, +24.20%
                                                Worst quarter: 3rd Quarter 2001, -17.17%

 (1) The calendar year total returns shown for Class Z shares include the returns of Trust Shares of the Galaxy Equity Growth Fund ("Galaxy Fund"), the predecessor to the Fund, for periods prior to November 18, 2002, the date on which Class Z shares were initially offered by the Large Cap Growth Fund.

The following tables list each Fund's average annual total return for each class of its shares for the one-year, five-year and ten-year periods ending December 31, 2003, (including the effects of Fund expenses) for Class A, B, C, D, G and Z shares of the Growth Fund and for Class A, B, C, G and Z shares of the Large Cap Growth Fund. These tables are intended to provide you with some indication of the risks of investing in the Funds. At the bottom of each table, you can compare the Funds' performance with one or more broad-based market indices.

After-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's own tax situation and may differ from those shown. After-tax returns may not be relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

                                  GROWTH FUND

                                                         1 YEAR     5 YEARS    10 YEARS
Class A (%)
  Return Before Taxes                                     18.73      -6.37(2)    6.58(2)
  Return After Taxes on Distributions                     18.73      -7.34(2)    4.57(2)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                12.17      -5.43(2)    4.89(2)
---------------------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                                     19.98      -5.73(2)    7.12(2)
  Return After Taxes on Distributions                     19.98      -6.72(2)    5.11(2)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                12.98      -4.90(2)    5.39(2)
---------------------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                                     23.74(2)   -5.46(2)    7.10(2)
  Return After Taxes on Distributions                     23.74(2)   -6.43(2)    5.09(2)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                15.43(2)   -4.67(2)    5.37(2)
---------------------------------------------------------------------------------------
Class D (%)
  Return Before Taxes                                     22.83      -5.60(2)    7.02(2)
  Return After Taxes on Distributions                     22.83      -6.57(2)    5.01(2)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                14.84      -4.79(2)    5.29(2)
---------------------------------------------------------------------------------------
Class G (%)
  Return Before Taxes                                     20.11      -5.85(3)    7.14(3)
  Return After Taxes on Distributions                     20.11      -6.85(3)    5.12(3)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                13.07      -5.00(3)    5.40(3)
---------------------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                                     26.47      -5.17       7.26
  Return After Taxes on Distributions                     26.47      -6.14       5.25
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                17.21      -4.45       5.50
---------------------------------------------------------------------------------------
Russell 1000 Growth Index (%)(4)                          29.75      -5.11       9.21
---------------------------------------------------------------------------------------
S&P 500 Index (%)(4)                                      28.68      -0.57      11.07

 (2) Class A, Class B, Class C and Class D are newer classes of shares. Their performance information includes returns of the Fund's Class Z shares (the oldest existing fund class) for periods prior to their inception. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between Class Z shares and the newer classes of shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of the newer classes of shares would have been lower. Class C shares were initially offered on October 13, 2003. Class A, B and D shares were initially offered on November 1, 2002, and Class Z shares were initially offered on June 16, 1967.

 (3) Class G is a newer class of shares. Its performance information includes returns of the Fund's Class Z shares for periods prior to its inception. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between Class G shares and Class Z shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of the newer classes of shares would have been lower. Class G shares were initially offered on November 1, 2002, and Class Z shares were initially offered on June 16, 1967.

 (4) The Growth Fund's returns are compared to the S&P 500 Index and the Russell 1000 Growth Index. The advisor intends to replace the S&P 500 Index with the Russell 1000 Growth Index as the primary benchmark for the Fund. The advisor believes that the Russell 1000 Growth Index offers shareholders a more useful comparison for the Growth Fund's relative performance than the S&P 500 Index.

                             LARGE CAP GROWTH FUND

                                                         1 YEAR     5 YEARS    10 YEARS
Class A (%)
  Return Before Taxes                                     15.16      -3.21(5)    8.46(5)
  Return After Taxes on Distributions                     15.16      -3.98(5)    7.12(5)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                 9.85      -2.81(5)    7.00(5)
---------------------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                                     16.17      -3.14(5)    8.68(5)
  Return After Taxes on Distributions                     16.17      -3.92(5)    7.35(5)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                10.51      -2.73(5)    7.24(5)
---------------------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                                     20.30      -2.80(5)    8.70(5)
  Return After Taxes on Distributions                     20.30      -3.57(5)    7.36(5)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                13.19      -2.44(5)    7.25(5)
---------------------------------------------------------------------------------------
Class G (%)
  Return Before Taxes                                     16.01      -3.48(6)    8.43(6)
  Return After Taxes on Distributions                     16.01      -4.28(6)    7.03(6)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                10.41      -3.00(6)    6.95(6)
---------------------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                                     22.55      -1.82(7)    9.45(7)
  Return After Taxes on Distributions                     22.54      -2.61(7)    8.03(7)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                14.67      -1.66(7)    7.84(7)
---------------------------------------------------------------------------------------
Russell 1000 Growth Index (%)(8)                          29.75      -5.11       9.21
---------------------------------------------------------------------------------------
S&P 500 Index (%)(8)                                      28.68      -0.57      11.07

 (5) The average annual total returns shown include the returns of Prime A Shares (for Class A shares) and Prime B Shares (for Class B shares) of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class A and Class B shares were initially offered by the Large Cap Growth Fund. The returns shown for Class A shares and Class B shares also include the returns of Retail A Shares of the Galaxy Fund (adjusted, as necessary, to reflect the sales charges applicable to Class A shares and Class B shares, respectively) for periods prior to the date of inception of Prime A Shares and Prime B Shares (October 31, 1998). Class A and Class B shares generally would have had substantially similar returns to Retail A Shares because they would have been invested in the same portfolio of securities, although returns would have been lower to the extent that expenses for Class A and Class B shares exceed expenses paid by Retail A Shares. The returns shown for Class C Shares include the returns of Retail B Shares of the Galaxy Fund (adjusted to reflect the sales charge applicable to Class C shares) for periods prior to November 18, 2002, the date on which Class C shares were initially offered by the Fund. The returns shown for Class C shares also include the returns of Retail A Shares of the Galaxy Fund (adjusted to reflect the sales charges applicable to Class C shares) for periods prior to the date of inception of Prime B Shares (November 1, 1998). Class C shares generally would have had substantially similar returns because they would have been invested in the same portfolio of securities, although the returns would have been lower to the extent that expenses for Class C shares exceed expenses paid by Retail A and Prime B Shares.

 (6) The average annual total returns shown include the returns of Retail B Shares of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class G shares were initially offered by the Large Cap Growth Fund. The returns shown for Class G shares also include the returns of Retail A Shares (adjusted to reflect the sales charges applicable to Class G shares) for periods prior to the inception of Retail B Shares of the Galaxy Fund (March 4, 1996). Retail A shares were initially offered on December 14, 1990. Class G shares generally would have had substantially similar returns to Retail A shares because they would have been invested in the same portfolio of securities, although the returns would have been lower to the extent that expenses for Class G shares exceed expenses paid by Retail A shares.

 (7) The average annual total returns shown include returns of Trust Shares of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class Z shares were initially offered by the Fund. Trust Shares of the Galaxy Fund were initially offered on December 14, 1990.

 (8) Beginning in 2003, the Large Cap Growth Fund's benchmark was changed to the Russell 1000 Growth Index, an unmanaged index that tracks the performance of those companies in the Russell 1000 Growth Index with higher price-to-book ratios and higher forecasted growth values. Previously, the Fund's returns were compared to the Standard & Poor's 500 Index ("S&P 500 Index"), an unmanaged index that tracks the performance of 500 widely held, large-capitalization U.S. stocks. The advisor believes that the Russell 1000 Growth Index, because of its greater emphasis on those companies in the Russell 1000 Growth Index with higher price-to-book ratios and higher forecasted growth values, more accurately reflects the type of securities in which the Large Cap Growth Fund invests. The Large Cap Growth Fund's average annual returns for the one-year, five-year and ten-year periods are shown compared to the Russell 1000 Growth Index, as well as the Large Cap Growth Fund's previous benchmark, the S&P 500 Index. Unlike the Large Cap Growth Fund, indices are not investments, do not incur fees, expenses or taxes and are not professionally managed.

       Federal Income Tax Consequences

The Acquisition is intended to be a tax-free reorganization. Ropes & Gray LLP has delivered to the Large Cap Growth Fund and the Growth Fund an opinion, and the closing of the Acquisition will be conditioned on receipt of a letter from Ropes & Gray LLP confirming such opinion, to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), although not entirely free from doubt, for federal income tax purposes:

- the Acquisition will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Growth Fund and the Large Cap Growth Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

- under Section 361 of the Code, no gain or loss will be recognized by the Growth Fund upon the transfer of its assets to the Large Cap Growth Fund in exchange for Large Cap Growth Fund shares and the assumption by the Large Cap Growth Fund of the Growth Fund's liabilities, or upon the distribution of Large Cap Growth Fund shares by the Growth Fund to its shareholders in liquidation;

- under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Growth Fund on the distribution of Large Cap

  Growth Fund shares to them in exchange for their shares of the Growth Fund;

- under Section 358 of the Code, the aggregate tax basis of the Large Cap Growth Fund shares that the Growth Fund's shareholders receive in exchange for their Growth Fund shares will be the same as the aggregate tax basis of the Growth Fund shares exchanged therefor;

- under Section 1223(1) of the Code, a Growth Fund shareholder's holding period for the Large Cap Growth Fund shares received will be determined by including the holding period for the Growth Fund shares exchanged therefor, provided that the shareholder held the Growth Fund shares as a capital asset;

- under Section 1032 of the Code, no gain or loss will be recognized by the Large Cap Growth Fund upon receipt of the assets transferred to the Large Cap Growth Fund in exchange for Large Cap Growth Fund shares and the assumption by the Large Cap Growth Fund of the liabilities of the Growth Fund;

- under Section 362(b) of the Code, the Large Cap Growth Fund's tax basis in the assets that the Large Cap Growth Fund receives from the Growth Fund will be the same as the Growth Fund's tax basis in such assets immediately prior to such exchange;

- under Section 1223(2) of the Code, the Large Cap Growth Fund's holding periods in such assets will include the Growth Fund's holding periods in such assets; and

- under Section 381 of the Code, the Large Cap Growth Fund will succeed to the capital loss carryovers of the Growth Fund, if any, but the use by the Large Cap Growth Fund of any such capital loss carryovers (and of capital loss carryovers of the Large Cap Growth Fund) may be subject to limitation under
  Section 383 of the Code.

The opinion is, and the confirming letter will be, based on certain factual certifications made by officers of the Growth Fund and Trust XI and will also be based on customary assumptions. Neither the opinion nor the confirmation letter is a guarantee that the tax consequences of the Acquisition will be as described above.

Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Prior to the closing of the Acquisition, the Growth Fund will, and the Large Cap Growth Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains (after reduction by any available capital loss carryforwards), if any, through the closing of the Acquisition. Such distributions will be taxable to shareholders.

The Large Cap Growth Fund's ability to carry forward the pre-Acquisition losses of the Growth Fund will technically be limited as a result of the Acquisition due to the effect of loss limitation rules under applicable tax law. The effect of this limitation, however, will depend on the amount of losses in each Fund at the time of the Acquisition. For example, based on data as of September 29, 2004, the Growth Fund and the Large Cap Growth Fund had pre-Acquisition "net losses" (i.e., capital loss carryforwards as of last fiscal year end as adjusted by year-to-date realized gains or losses and all unrealized gains) equal to 37.72% and 0.64% of each Fund's net assets, respectively. If the Acquisition were to have occurred on September 29, 2004, the combined fund would have had net losses equal to 10.27% of its net assets. Due to the combined effects of loss limitation rules and the spreading of losses over a larger asset base, the amount of net losses as a percentage of net assets available to shelter future growth of the International Equity Fund would have decreased from 37.72% to 10.27% (a difference of 27.45 percentage points), and the same figure with respect to the Large Cap Growth Fund would have increased from 0.64% to 10.27% (a difference of 9.63 percentage points). As a result, shareholders of the Growth Fund could, under certain circumstances, pay more taxes, or pay taxes sooner, than they would if the Acquisition had not occurred.

This description of the federal income tax consequences of the Acquisition is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Acquisition, including the applicability and effect of state, local, non-U.S. and other tax laws.

THE DIRECTORS OF THE GROWTH FUND UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION AND THE DISSOLUTION OF THE GROWTH FUND IN ACCORDANCE WITH THE AGREEMENT AND PLAN OF REORGANIZATION.

  Required Vote for the Proposal

Approval of the Agreement and Plan of Reorganization and dissolution under state law will require the affirmative vote of the holders of more than 50% of the outstanding shares of the Growth Fund. A vote of the shareholders of the Large Cap Growth Fund is not needed to approve the Acquisition.

                                    GENERAL

INVESTMENT ADVISOR

Columbia Management Advisors, Inc., located at 100 Federal Street, Boston, Massachusetts 02110, is each Fund's investment advisor. Columbia Management is responsible for each Fund's management, subject to oversight by the Fund's Board of Trustees or Board of Directors, as the case may be. In its duties as investment advisor, Columbia Management runs each Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc., which is an indirect wholly owned subsidiary of Bank of America Corporation. Prior to April 1, 2004, Columbia was an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Effective April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

VOTING INFORMATION

The Directors of the Growth Fund are soliciting proxies from the shareholders of the Growth Fund in connection with the Meeting, which has been called to be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the Fund's offices, One Financial Center, Boston, Massachusetts 02111. The meeting notice, this combined Prospectus/Proxy Statement and proxy inserts are being mailed to
shareholders beginning on or about December [          ], 2004.

  Information About Proxies and the Conduct of the Meeting

Solicitation of Proxies. Proxies will be solicited primarily by mailing this combined Prospectus/Proxy Statement and its enclosures, but proxies may also be solicited through further mailings, telephone calls, personal interviews or e-mail by officers of the Growth Fund or by employees or agents of Columbia and its affiliated companies. In addition, [Georgeson

Shareholder] has been engaged to assist in the solicitation of proxies, at an
estimated cost of approximately $[          ]. [Columbia Management will bear
the costs of such solicitation.]

  Voting Process

You can vote in any one of the following ways:

     a. By mail, by filling out and returning the enclosed proxy card;

     b. By phone, fax, or Internet (see enclosed proxy insert for instructions); or

     c. In person at the Meeting.

Shareholders who owned shares on the record date, December 1, 2004, are entitled to vote at the Meeting. Shareholders of the Growth Fund are entitled to cast one vote for each share owned on the record date. If you choose to vote by mail or fax and you are an individual account owner, please sign exactly as your name appears on the proxy insert. Either owner of a joint account may sign the proxy insert, but the signer's name must exactly match the name that appears on the card.

Costs. The estimated costs of the Meeting, including the costs of soliciting proxies, and the costs of the Acquisition to be borne by the Large Cap Growth Fund and the Growth Fund are approximately $63,949 and $0, respectively. Columbia is also bearing a portion of such costs. This portion to be borne by Columbia is in addition to the amounts to be borne by the Large Cap Growth Fund. In the event that the shareholders of the Growth Fund do not approve the Agreement and Plan of Reorganization or the Acquisition does not close for any reason, Columbia will bear the costs of the failed Acquisition which would otherwise have been borne by the Large Cap Growth Fund and the Growth Fund.

Voting and Tabulation of Proxies. Shares represented by duly executed proxies will be voted as instructed on the proxy. If no instructions are given, the proxy will be voted in favor of the Proposal. You can revoke your proxy by sending a signed, written letter of revocation to the Secretary of the Growth Fund, by properly executing and submitting a later-dated proxy or by attending the Meeting and voting in person.

Votes cast in person or by proxy at the Meeting will be counted by persons appointed by the Large Cap Growth Fund as tellers for the Meeting (the "Tellers"). A majority of the shares of the Growth Fund entitled to vote on the record date, present in person or represented by proxy, constitute a quorum for the transaction of business by the shareholders of the Growth Fund at the Meeting. In determining whether a quorum is present, the

Tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" as shares that are present and entitled to vote. Abstentions and broker non-votes have the effect of a negative vote on the Proposal. "Broker non-votes" are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and (ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted.

Advisors' and Underwriter's Addresses. The address of each Fund's investment advisor, Columbia Management, is 100 Federal Street, Boston, Massachusetts 02110. The address of each Fund's principal underwriter, Columbia Funds Distributor, Inc., is One Financial Center, Boston, Massachusetts 02111.

Outstanding Shares and Significant Shareholders. Appendix B to this Prospectus/Proxy Statement lists the total number of shares outstanding as of December 1, 2004, for each class of the Growth Fund entitled to vote at the Meeting. It also identifies holders of more than five percent of any class of shares of each Fund, and contains information about the executive officers, Directors and Trustees of the Funds and their shareholdings in the Funds and the Trusts.

Adjournments; Other Business. If the Growth Fund has not received enough votes by the time of the Meeting to approve the Proposal, the persons named as proxies may propose that such Meeting be adjourned one or more times to permit further solicitation of proxies. Any adjournment requires the affirmative vote of a majority of the total number of shares of the Growth Fund that are present in person or by proxy on the question when the adjournment is being voted on. The persons named as proxies will vote in favor of any such adjournment all proxies that they are entitled to vote in favor of the Proposal. They will vote against any such adjournment any proxy that directs them to vote against the Proposal. They will not vote any proxy that directs them to abstain from voting on the Proposal.

The Meeting has been called to transact any business that properly comes before it. The only business that management of the Growth Fund intends to present or knows that others will present is the Proposal.

APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization dated as of [          ], 2004, is by
and among Columbia Funds Trust XI (the "Trust"), a Massachusetts business trust established under a Declaration of Trust dated January 8, 1987, as amended, on behalf of Columbia Large Cap Growth Fund (the "Acquiring Fund"); Columbia Growth Fund, Inc. (the "Acquired Fund"), an Oregon corporation established under Articles of Incorporation dated November 23, 1966, as amended; and Columbia Management Group, Inc. ("Columbia").

This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Sections 361(a) and Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and any successor provision. The reorganization will consist of the transfer of all of the assets of the Acquired Fund attributable to its Class A shares in exchange for Class A shares of beneficial interest of the Acquiring Fund (the "Class A Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class B shares in exchange for Class B shares of beneficial interest of the Acquiring Fund (the "Class B Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class C shares in exchange for Class C shares of beneficial interest of the Acquiring Fund (the "Class C Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class D shares in exchange for Class C shares of beneficial interest of the Acquiring Fund (the "Class D/C Acquisition Shares"), the transfer of all assets of the Acquired Fund attributable to its Class G shares in exchange for Class G shares of beneficial interest of the acquiring fund (the "Class G Acquisition Shares") and the transfer of all of the assets of the Acquired Fund attributable to its Class Z shares in exchange for Class Z shares of beneficial interest of the Acquiring Fund ("Class Z Acquisition Shares" and together with the Class A Acquisition Shares, the Class B Acquisition Shares, the Class C Acquisition Shares, the Class D/C Acquisition Shares, and the Class G Acquisition Shares, the "Acquisition Shares") and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (other than certain expenses of the reorganization contemplated hereby) and the distribution of the Class A Acquisition Shares, the Class B Acquisition Shares, the Class C Acquisition Shares, the Class D/C Acquisition Shares, the Class G Acquisition Shares, and the Class Z Acquisition Shares to the Class A, Class B, Class C, Class D, Class G, and Class Z shareholders, respectively, of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ACQUISITION SHARES AND LIQUIDATION OF ACQUIRED FUND.

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

             (a) The Trust, on behalf of the Acquired Fund, will transfer and deliver to the Acquiring Fund, and the Acquiring Fund will acquire, all the assets of the Acquired Fund as set forth in paragraph 1.2;

             (b) The Acquiring Fund will assume all of the Acquired Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date (as defined in paragraph 1.2 hereof) (the "Obligations"); except that expenses of the reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2 shall not be assumed or paid by the Acquiring Fund; and

             (c) The Acquiring Fund will issue and deliver to the Acquired Fund in exchange for such assets the number of Class A, Class B, Class C, Class D/C, Class G and Class Z Acquisition Shares (including fractional shares, if any) determined by dividing the net asset values of the Class A, Class B, Class C, Class D, Class G and Class Z shares of the Acquired Fund, respectively, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A, Class B, Class C, Class G or Class Z Acquisition Share, as applicable, computed in the manner and as of the time and date set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets which are owned by the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date") and any deferred expenses, other than unamortized organizational expenses, shown as an asset on the books of the Acquired Fund on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Trust's current and former Trustees and officers, acting in their capacities as such, under the Trust's Declaration of Trust and Bylaws as in effect as of the date of this Agreement shall survive the reorganization as obligations of the Acquiring Fund and shall continue in full force and effect, without any amendment thereto, and shall constitute rights which may be asserted against the Trust, its successors or assigns.

     1.3 As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to its Class A shareholders of record ("Acquired Fund Class A Shareholders"), determined as of the close of business on the Valuation Date (as defined in paragraph 2.1), Class A Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class B shareholders of record ("Acquired Fund Class B Shareholders"), determined as of the close of business on the Valuation Date, Class B Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class C shareholders of record ("Acquired Fund Class C Shareholders"), determined as of the close of business on the Valuation Date, Class C Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class D shareholders of record ("Acquired Fund Class D Shareholders"), determined as of the close of business on the Valuation Date, Class D/C Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class G shareholders of record ("Acquired Fund Class G Shareholders"), determined as of the close of business on the Valuation Date, Class G Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; and to its Class Z shareholders of record ("Acquired Fund Class Z Shareholders," and collectively with Acquired Fund Class A Shareholders, Acquired Fund Class B Shareholders, Acquired Fund Class C Shareholders, Acquired Fund Class D Shareholders, and Acquired Fund Class G Shareholders the "Acquired Fund Shareholders"), determined as of the close of business on the Valuation Date, Class Z Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of Acquisition Shares due such shareholders. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

     1.4  With respect to Acquisition Shares distributable pursuant to paragraph
          1.3 to an Acquired Fund Shareholder holding a certificate or certificates for shares of the Acquired Fund, if any, on the Valuation Date, the Trust will not permit such shareholder to receive Acquisition Share certificates therefor, exchange such Acquisition Shares for shares of other investment companies, effect an account transfer of such Acquisition Shares, or pledge or redeem such Acquisition Shares until the Trust has been notified by the Acquired Fund or its agent that such Acquired Fund Shareholder has surrendered all his or her outstanding certificates for Acquired Fund shares or, in the event of lost certificates, posted adequate bond.

     1.5 As soon as practicable after the Closing Date, the Acquired Fund shall file an application pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order declaring that it has ceased to be an investment company and, upon receipt of such order, shall make all filings and take all other steps as shall be necessary and proper to effect its complete dissolution under Oregon law. After the Closing Date, the Acquired Fund shall not conduct any business except in connection with its liquidation, deregistration, and dissolution.

2.   VALUATION.

     2.1 For the purpose of paragraph 1, the value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value computed as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (such time and date being herein called the "Valuation Date") using the valuation procedures set forth in the Declaration of Trust of the Trust and the then current prospectus or prospectuses or statement or statements of additional information of the Acquiring Fund (collectively, as amended or supplemented from time to time, the "Acquiring Fund Prospectus"), after deduction for the expenses of the reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2, and shall be certified by the Acquired Fund.

     2.2 For the purpose of paragraph 2.1, the net asset value of a Class A, Class B, Class C, Class D/C, Class G or Class Z Acquisition Shares shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Declaration of Trust of the Trust and the Acquiring Fund Prospectus.

3.   CLOSING AND CLOSING DATE.

     3.1 The Closing Date shall be on February 25, 2005, or on such other date as the parties may agree. The Closing shall be held at 9:00 a.m. at Columbia's offices, One Financial Center, Boston, Massachusetts 02111, or at such other time and/or place as the parties may agree.

     3.2 The portfolio securities of the Acquired Fund shall be made available by the Acquired Fund to State Street Bank and Trust Company, as custodian for the Acquiring Fund (the "Custodian"), for examination no later than five business days preceding the Valuation Date. On the Closing Date, such portfolio securities and all the Acquired Fund's cash shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund, such portfolio securities to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department's book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the 1940 Act and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of "State Street Bank and Trust Company, custodian for Columbia Large Cap Growth Fund."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said

          Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Trust or the Acquiring Fund upon the giving of written notice to the other party.

     3.4 At the Closing, the Acquired Fund or its transfer agent shall deliver to the Acquiring Fund or its designated agent a list of the names and addresses of the Acquired Fund Shareholders and the number of outstanding shares of common stock of the Acquired Fund owned by each Acquired Fund Shareholder, all as of the close of business on the Valuation Date, certified by the Vice President, Secretary or Assistant Secretary of the Trust. The Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that the Acquisition Shares issuable pursuant to paragraph 1.1 have been credited to the Acquired Fund's account on the books of the Acquiring Fund. On the Liquidation Date, the Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that such Acquisition Shares have been credited pro rata to open accounts in the names of the Acquired Fund Shareholders as provided in paragraph 1.3.

     3.5 At the Closing each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 1.

4.   REPRESENTATIONS AND WARRANTIES.

     4.1 The Acquired Fund represents and warrants the following to the Trust and to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Acquired Fund is a corporation duly organized and validly existing under the laws of the State of Oregon;

        (b) The Acquired Fund is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect;

        (c) The Acquired Fund is not in violation in any material respect of any provision of its Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which the Acquired Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) which if terminated may result in material liability to the Acquired Fund or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Acquired Fund;

        (e) To the knowledge of the Acquired Fund, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Fund, any of its properties or assets, or any person whom the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (f) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Acquired Fund at, as of and for the year ended August 31, 2004, audited by PricewaterhouseCoopers LLP, copies of which have been furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the Acquired Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquired Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since August 31, 2004;

        (g) Since August 31, 2004, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquired Fund of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (h) As of the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquired Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquired Fund's knowledge, it will not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (i) The Acquired Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. The Acquired Fund has not at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquired Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquired Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquired Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (j) The authorized capital of the Acquired Fund consists of Class A shares, Class B shares, Class C shares, Class D shares, Class G shares and Class Z shares of common stock. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquired Fund's then current prospectus or prospectuses or statement or statements of additional information (collectively, as amended or supplemented from time to time, the "Acquired Fund Prospectus")) by the Acquired Fund and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares, which convert to Class A shares after the expiration of a period of time, and Class G shares, which convert to Class A shares after the expiration of a period of time, no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of common stock of the Acquired Fund are outstanding and none will be outstanding on the Closing Date;

        (k) The Acquired Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus or prospectuses and statement or statements of additional information as in effect from time to time, except as previously disclosed in writing to the Acquiring Fund;

        (l) The execution, delivery and performance of this Agreement has been duly authorized by the Directors of the Acquired Fund, and, upon approval thereof by the required majority of the shareholders of the Acquired Fund, this Agreement will constitute the valid and binding obligation of the Acquired Fund enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (m) The Acquisition Shares to be issued to the Acquired Fund pursuant to paragraph 1 will not be acquired for the purpose of making any distribution thereof other than to the Acquired Fund Shareholders as provided in paragraph 1.3;

        (n) The information provided by the Acquired Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations as applicable thereto;

        (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state insurance, securities or "Blue Sky" laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico);

        (p) At the Closing Date, the Trust, on behalf of the Acquired Fund, will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and liabilities and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of August 31, 2004, referred to in subparagraph 4.1(f) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Closing Date;

        (q) At the Closing Date, the Acquired Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act and in compliance with such other mandatory investment restrictions as are set forth in the Acquiring Fund Prospectus, as amended through the Closing Date; and

        (r) No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed by the Acquired Fund to the Acquiring Fund.

     4.2 The Trust, on behalf of the Acquiring Fund, represents and warrants the following to the Acquired Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

        (b) The Trust is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquiring Fund is a separate series thereof duly designated in accordance with the applicable provisions of the Declaration of Trust of the Trust and the 1940 Act;

        (c) The Acquiring Fund Prospectus conforms in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no material contracts to which the Acquiring Fund is a party that are not referred to in such Prospectus or in the registration statement of which it is a part;

        (d) At the Closing Date, the Acquiring Fund will have good and marketable title to its assets;

        (e) The Trust is not in violation in any material respect of any provisions of its Declaration of Trust or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust is a party or by which the Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (f) To the knowledge of such counsel, except as has been disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquiring Fund, any of their properties or assets, or any person whom the Acquiring Fund may be obligated to indemnify in connection with such liquidation, proceeding or investigation, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (g) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments at, as of and for the year ended September 30, 2004, of the Acquiring Fund, audited by PricewaterhouseCoopers, copies of which have been furnished to the Acquired Fund, fairly reflect the financial condition and results of operations of the Acquiring Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquiring Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since September 30, 2004;

        (h) Since September 30, 2004, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquiring Fund of indebtedness. For the purposes of this subparagraph (h), changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (i) As of the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or any assessments received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquiring Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquiring Fund's knowledge, it will not have not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (j) The Acquiring Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. Neither the Trust nor the Acquiring Fund has at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquiring Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquiring Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquiring Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (k) The authorized capital of the Trust consists of an unlimited number of shares of beneficial interest, no par value, of such number of different series as the Board of Trustees may authorize from time to time. The outstanding shares of beneficial interest in the Acquiring Fund are, and at the Closing Date will be, divided into Class A shares, Class B shares, Class C Shares, Class G Shares, Class T shares and Class Z shares, each having the characteristics described in the Acquiring Fund Prospectus. All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Trust, and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares and Class G shares which convert to Class A shares and Class T shares, respectively, no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of beneficial interest in the Acquiring Fund of any class are outstanding and none will be outstanding on the Closing Date;

        (l) The Acquiring Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Acquiring Fund Prospectus;

        (m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust, and this Agreement constitutes the valid and binding obligation of the Trust and the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (n) The Acquisition Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Class A, Class B, Class C, Class G and Class Z shares of beneficial interest in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Trust, and no shareholder of the Trust will have any preemptive right of subscription or purchase in respect thereof;

        (o) The information to be furnished by the Acquiring Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations applicable thereto; and

        (p) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act [and state insurance, securities or "Blue Sky" laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).]

5.   COVENANTS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

The Acquired Fund and the Trust, on behalf of the Acquiring Fund, each hereby covenants and agrees with the other as follows:

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

     5.2 The Acquired Fund will call a meeting of its shareholders to be held prior to the Closing Date to consider and act upon this Agreement and take all other reasonable action necessary to obtain the required shareholder approval of the transactions contemplated hereby.

     5.3 In connection with the Acquired Fund shareholders' meeting referred to in paragraph 5.2, the Acquired Fund will prepare a Prospectus/Proxy Statement for such meeting, to be included in a Registration Statement on Form N-14 (the "Registration Statement") which the Trust will prepare and file for the registration under the 1933 Act of the Acquisition Shares to be distributed to the Acquired Fund shareholders pursuant hereto, all in compliance with the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act.

     5.4 The information to be furnished by the Acquired Fund for use in the Registration Statement and the information to be furnished by the Acquiring Fund for use in the Prospectus/Proxy Statement, each as referred to in paragraph 5.3, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations thereunder applicable thereto.

     5.5 The Acquiring Fund will advise the Acquired Fund promptly if at any time prior to the Closing Date the assets of the Acquired Fund include any securities which the Acquiring Fund is not permitted to acquire.

     5.6 Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party's obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

     5.7 The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or "Blue Sky" laws as it may deem appropriate in order to continue its operations after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Trust and the Acquiring Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     6.1 The Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Trust and the Acquiring Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date.

     6.2 The Acquired Fund shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Trust for the transactions contemplated hereby, dated the Closing Date and, in a form satisfactory to the Trust, to the following effect:

        (a) The Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquiring Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the Declaration of Trust and Bylaws of the Trust;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquiring Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Acquired Fund is the valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquiring Fund has the power to assume the liabilities to be assumed by it hereunder and upon consummation of the transactions contemplated hereby the Acquiring Fund will have duly assumed such liabilities;

        (d) The Acquisition Shares to be issued for transfer to the Acquired Fund Shareholders as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and fully paid and nonassessable Class A, Class B, Class C, Class G and Class Z shares of beneficial interest in the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof;

        (e) The execution and delivery of this Agreement did not, and the performance by the Trust and the Acquiring Fund of their respective obligations hereunder will not, violate the Trust's Declaration of Trust or Bylaws, or any provision of any agreement known to such counsel to which the Trust or the Acquiring Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Trust or the Acquiring Fund is a party or by which either of them is bound;

        (f) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Trust or the Acquiring Fund of the transactions contemplated by this Agreement except such as may be required under state securities or "Blue Sky" laws or such as have been obtained;

        (g) Such counsel does not know of any legal or governmental proceedings relating to the Trust or the Acquiring Fund existing on or before the date of mailing of the Prospectus/ Proxy Statement referred to in paragraph 5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (h) The Trust is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (i) To the knowledge of such counsel, except as has been disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquiring Fund or any of their properties or assets or any person whom the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated hereby.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     7.1 The Acquired Fund shall have delivered to the Trust, on behalf of the Acquiring Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquired Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date;

     7.2  The Trust shall have received a favorable opinion of [          ],
          counsel to the Acquired Fund, dated the Closing Date and in a form satisfactory to the Trust, to the following effect:

        (a) The Acquired Fund is a corporation duly organized and validly existing under the laws of the State of Oregon and has power to own all of its properties and assets and to carry on its business as presently conducted;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquired Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Trust on behalf of the Acquiring Fund, is the valid and binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquired Fund has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Acquired Fund will have duly transferred such assets to the Fund;

        (d) The execution and delivery of this Agreement did not, and the performance by the Acquired Fund of their respective obligations hereunder will not, violate the Acquired Fund's Articles of Incorporation or Bylaws, or any provision of any agreement known to such counsel to which the Acquired Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Acquired Fund is a party or by which it is bound;

        (e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained;

        (f) Such counsel does not know of any legal or governmental proceedings relating to the Acquired Fund existing on or before the date of mailing of the Prospectus/Proxy Statement referred to in paragraph
            5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (g) The Acquired Fund is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (h) To the knowledge of such counsel, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Fund or any of its properties or assets or any person whom the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated thereby.

     7.3 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous dividends, shall have the effect of distributing all of the Acquired Fund's investment company taxable income for its taxable years ending on or after August 31, 2004, and on or prior to the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gains realized in each of its taxable years ending on or after August 31, 2004, and on or prior to the Closing Date.

     7.4 The Acquired Fund shall have furnished to the Acquiring Fund a certificate, signed by the President (or any Vice President) and the Treasurer of the Acquired Fund, as to the adjusted tax basis in the hands of the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement.

     7.5 The custodian of the Acquired Fund shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held by such custodian as of the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

The respective obligations of the Acquired Fund and the Trust hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have received all necessary shareholder approvals at the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2.

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state "Blue Sky" and securities authorities) deemed necessary by the Acquired Fund or the Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The Acquired Fund shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Acquired Fund, and the Trust, on behalf of the Acquiring Fund, shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Trust, each substantially to the effect that, for federal income tax purposes:

        (a) The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the Acquiring Fund's assumption of the liabilities and obligations of the Acquired Fund and issuance of the Acquisition Shares, followed by the distribution by the Acquired Fund of such Acquisition Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund, all as provided in paragraph 1 hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

        (b) No gain or loss will be recognized by the Acquired Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for the Acquisition Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or (ii) upon the distribution of the Acquisition Shares by the Acquired Fund to its shareholders in liquidation, as contemplated in paragraph 1 hereof;

        (c) No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquired Fund in exchange for the assumption of liabilities and obligations and issuance of the Acquisition Shares as contemplated in paragraph 1 hereof;

        (d) The tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund;

        (e) The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund;

        (f) No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of all of their Acquired Fund shares for the Acquisition Shares;

        (g) The aggregate tax basis of the Acquisition Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

        (h) An Acquired Fund shareholder's holding period for the Acquisition Shares to be received will include the period during which the Acquired Fund shares exchanged therefor were held, provided that the shareholder held the Acquired Fund shares as a capital asset on the date of the exchange; and

        (i) The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

          The opinion and the confirming letter will be based on certain factual certifications made by officers of the Acquired Fund and the Trust and will also be based on customary assumptions. Neither the opinion nor the confirming letter is a guarantee that the tax consequences of the relevant Acquisition will be as described above.

          Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

     8.6 At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the Board of Directors of the Acquired Fund and the Board of Trustees of the Trust, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Acquired Fund or the Acquiring Fund.

9.   BROKERAGE FEES AND EXPENSES.

     9.1 The Acquired Fund and the Trust, on behalf of the Acquiring Fund, each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 All fees paid to governmental authorities for the registration or qualification of the Acquisition Shares and all transfer agency costs
          related to the Acquisition Shares shall be allocated to [          ].
          All fees and expenses related to printing, mailing, solicitation of proxies and tabulation of votes of Acquired Fund shareholders shall be
          allocated to [          ]. All of the other expenses of the
          transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this Agreement shall be allocated
          equally between [          ]. The expenses detailed above shall be
          borne [          ].

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

     10.1 The Acquired Fund and the Trust, on behalf of the Acquiring Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 1.1, 1.3, 1.5, 5.4, 9, 10, 13 and 14.

11.  TERMINATION.

     11.1 This Agreement may be terminated by the mutual agreement of the Acquired Fund and the Trust. In addition, either the Acquired Fund or the Trust may at its option terminate this Agreement at or prior to the Closing Date because:

        (a) Of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

        (b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

        (c) Any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 11.1(c) shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

        If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2005, this Agreement shall automatically terminate on that date unless a later date is agreed to by both the Acquired Fund and the Trust.

     11.2 If for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

12.  AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Trust, on behalf of the Acquiring Fund; provided, however, that following the shareholders' meeting called by the Acquired Fund pursuant to paragraph 5.2 no such amendment may have the effect of changing the provisions for determining the number of the Acquisition Shares to be issued to shareholders of the Acquired Fund under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Columbia Growth Fund, Inc. or Columbia Funds Trust XI, One Financial Center, Boston, Massachusetts 02111, Attention:
Secretary.

14. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON-RECOURSE.

     14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3 This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the Commonwealth of Massachusetts, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     14.5 A copy of the Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that no trustee, officer, agent or employee of the Trust shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and properties of the Acquiring Fund.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as a sealed instrument by its President or Treasurer and its corporate seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

                                           COLUMBIA GROWTH FUND, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------

                                           COLUMBIA FUNDS TRUST XI
                                           on behalf of its Columbia Large Cap
                                           Growth Fund series

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------

                                           Solely for purposes of Paragraph 9.2
                                           of the Agreement

                                           COLUMBIA MANAGEMENT GROUP, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------

APPENDIX B

                                FUND INFORMATION

SHARES OUTSTANDING AND ENTITLED TO VOTE OF THE GROWTH FUND

For each class of the Growth Fund's shares entitled to vote at the Meeting, the number of shares outstanding as of December 1, 2004, was as follows:

                                            NUMBER OF SHARES OUTSTANDING
FUND                                CLASS       AND ENTITLED TO VOTE
----                                -----   ----------------------------
Growth Fund                           A
                                      B
                                      C
                                      D
                                      G
                                      Z

OWNERSHIP OF SHARES

As of November 30, 2004, each of Trust XI and the Growth Fund believes that, as a group, the Trustees, Directors, and officers, as the case may be, of the respective Funds owned less than one percent of each class of shares of each Fund and of Trust XI as a whole. As of December 1, 2004, the following shareholders of record owned five percent or more of the outstanding shares of the noted class of shares of the noted Fund:

                                               NUMBER OF    PERCENTAGE OF
                                              OUTSTANDING    OUTSTANDING
FUND                       NAME AND ADDRESS    SHARES OF      SHARES OF
AND CLASS                   OF SHAREHOLDER    CLASS OWNED    CLASS OWNED
---------                  ----------------   -----------   -------------
LARGE CAP GROWTH FUND
  Class A
  Class B
  Class C
  Class T
  Class G
  Class Z
GROWTH FUND
  Class A
  Class B
  Class C
  Class D
  Class G
  Class Z

OWNERSHIP OF SHARES UPON CONSUMMATION OF ACQUISITION

As of December 1, 2004, the shareholders of record that owned five percent or more of the outstanding shares of the noted class of shares of the noted Fund would own the following percentage of the Large Cap Growth Fund upon consummation of the Acquisition:

                                                        PERCENTAGE OF
                                                    OUTSTANDING SHARES OF
                                                      CLASS OWNED UPON
FUND                             NAME AND ADDRESS      CONSUMMATION OF
AND CLASS                         OF SHAREHOLDER         ACQUISITION
---------                        ----------------   ---------------------
LARGE CAP GROWTH FUND
  Class A
  Class B
  Class C
  Class T
  Class G
  Class Z

APPENDIX C

                                 CAPITALIZATION

The following table shows on an unaudited basis the capitalization of the Columbia Growth Fund and the Columbia Large Cap Growth Fund as of October 29, 2004, and on a pro forma combined basis, giving effect to the acquisition of the assets and liabilities of the Columbia Growth Fund by the Columbia Large Cap Growth Fund at net asset value as of that date:

                                                                                      COLUMBIA
                                           COLUMBIA LARGE                            LARGE CAP
                             COLUMBIA        CAP GROWTH                             GROWTH FUND
                              GROWTH      FUND (ACQUIRING      PRO FORMA             PRO FORMA
                               FUND            FUND)          ADJUSTMENTS           COMBINED(1)
                           ------------   ----------------   -------------         --------------
CLASS A
Net asset value            $  4,951,791     $  3,926,567      $      (274)(3)      $    8,878,084
Shares outstanding              190,920          207,442           70,664                 469,026
Net asset value per share  $      25.94     $      18.93                           $        18.93
-------------------------------------------------------------------------------------------------
CLASS B
Net asset value            $  2,321,475     $  3,310,293      $      (231)(3)      $    5,631,537
Shares outstanding               90,830          182,926           37,428                 311,184
Net asset value per share  $      25.56     $      18.10                           $        18.10
-------------------------------------------------------------------------------------------------
CLASS C
Net asset value            $    263,945     $    796,477      $   128,102(2)(3)    $    1,188,524
Shares outstanding               10,350           43,950           11,289(2)               65,589
Net asset value per share  $      25.50     $      18.12                           $        18.12
-------------------------------------------------------------------------------------------------
CLASS D
Net asset value            $    128,158     $         --      $  (128,158)(2)      $           --
Shares outstanding                5,010               --           (5,010)                     --
Net asset value per share  $      25.58     $         --                           $           --
-------------------------------------------------------------------------------------------------
CLASS G
Net asset value            $ 13,215,946     $ 46,503,783      $    (3,250)(3)          59,716,479
Shares outstanding              516,157        2,652,438          237,747               3,406,342
Net asset value per share  $      25.60     $      17.53                           $        17.53
-------------------------------------------------------------------------------------------------
CLASS T
Net asset value            $         --     $220,619,972      $   (15,417)(3)      $  220,604,555
Shares outstanding                   --       11,723,988               --              11,723,988
Net asset value per share  $         --     $      18.82                           $        18.82
-------------------------------------------------------------------------------------------------

                                                                                      COLUMBIA
                                           COLUMBIA LARGE                            LARGE CAP
                             COLUMBIA        CAP GROWTH                             GROWTH FUND
                              GROWTH      FUND (ACQUIRING      PRO FORMA             PRO FORMA
                               FUND            FUND)          ADJUSTMENTS           COMBINED(1)
                           ------------   ----------------   -------------         --------------
CLASS Z
Net asset value            $775,585,516     $639,978,609      $   (44,721)(3)      $1,415,519,404
Shares outstanding           29,702,292       33,260,941       10,608,806              73,572,039
Net asset value per share  $      26.11     $      19.24                           $        19.24
-------------------------------------------------------------------------------------------------

 (1) Assumes the Acquisition was consummated on October 29, 2004, and is for information purposes only. No assurance can be given as to how many shares of the Columbia Large Cap Growth Fund will be received by the shareholders of the Columbia Growth Fund on the date the Acquisition takes place, and the foregoing should not be relied upon to reflect the number of shares of the Columbia Large Cap Growth Fund that actually will be received on or after such date.

 (2) Includes net assets and shares from Class D. Class D shareholders will receive Class C shares in connection with the Acquisition.

 (3) Adjustments reflect one time proxy, accounting, legal and other costs of the reorganization of $0 and $63,949 to be borne by Columbia Growth Fund and Columbia Large Cap Growth Fund, respectively.

APPENDIX D -- INFORMATION APPLICABLE TO CLASS A, CLASS B, CLASS C, CLASS G AND
              CLASS Z SHARES OF THE LARGE CAP GROWTH FUND

HOW TO BUY SHARES

Your financial advisor can help you establish an appropriate investment portfolio, buy shares and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated public offering price. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.

INVESTMENT MINIMUMS
Initial Investment                                             $1,000
Subsequent Investments                                         $   50
Automatic Investment Plan*                                     $   50
Retirement Plan*                                               $   25

 *   The initial investment minimum of $1,000 is waived on these plans.

The Fund reserves the right to change these investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

Outlined below are the various options for buying shares:

METHOD                                         INSTRUCTIONS
Through your            Your financial advisor can help you establish your account
  financial advisor     and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor must receive
                        your request prior to the close of regular trading on the
                        New York Stock Exchange (NYSE), usually 4:00 p.m. Eastern
                        time. Your financial advisor may charge you fees for
                        executing the purchase for you.
-----------------------------------------------------------------------------------
By check                For new accounts, send a completed application and check
  (new account)         made payable to the Fund to the transfer agent, Columbia
                        Funds Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
-----------------------------------------------------------------------------------

METHOD                                         INSTRUCTIONS
By check                For existing accounts, fill out and return the additional
  (existing account)    investment stub included in your account statement, or send a letter of instruction including your Fund name and
                        account number with a check made payable to the Fund to
                        Columbia Funds Services, Inc., P.O. Box 8081, Boston, MA
                        02266-8081.
-----------------------------------------------------------------------------------
By exchange             You or your financial advisor may acquire shares of the
                        Fund for your account by exchanging shares you own in a
                        different fund distributed by Columbia Funds Distributor,
                        Inc. for shares of the same class of the Fund at no
                        additional cost. There may be an additional charge if
                        exchanging from a money market fund. To exchange by
                        telephone, call 1-800-422-3737.
-----------------------------------------------------------------------------------
By wire                 You may purchase shares of the Fund by wiring money from
                        your bank account to your Fund account. To wire funds to
                        your Fund account, call 1-800-422-3737 for wiring
                        instructions.
-----------------------------------------------------------------------------------
By electronic           You may purchase shares of the Fund by electronically
  funds transfer        transferring money from your bank account to your Fund
                        account by calling 1-800-422-3737. An electronic funds
                        transfer may take up to two business days to settle and be considered in "good form." You must set up this feature
                        prior to your telephone request. Be sure to complete the
                        appropriate section of the application.
-----------------------------------------------------------------------------------
Automatic               You may make monthly or quarterly investments automatically
  investment plan       from your bank account to your Fund account. You may select a pre-authorized amount to be sent via electronic funds
                        transfer. Be sure to complete the appropriate section of
                        the application for this feature.
-----------------------------------------------------------------------------------
Automated dollar        You may purchase shares of the Fund for your account by
  cost averaging        exchanging $100 or more each month from another fund for
                        shares of the same class of the Fund at no additional cost.
                        You must have a current balance of at least $5,000 in the
                        fund the money is coming from. Exchanges will continue so
                        long as your fund balance is sufficient to complete the
                        transfers. You may terminate your program or change the
                        amount of the exchange (subject to the $100 minimum) by
                        calling 1-800-345-6611. Be sure to complete the appropriate section of the account application for this feature.
---------------------
By dividend             You may automatically invest dividends distributed by
  diversification       another fund into the same class of shares of the Fund at
                        no additional sales charge. To invest your dividends in the
                        Fund, call 1-800-345-6611.

ELIGIBLE INVESTORS FOR CLASS Z SHARES

Only Eligible Investors may purchase Class Z shares of the Fund, directly or by exchange. The Eligible Investors described below are subject to different minimum initial investment requirements. Eligible Investors and their applicable investment minimums are as follows:

$1,000 minimum initial investment

- Any shareholder (as well as any family member of a shareholder or person listed on an account registration for any account of the shareholder) of a fund distributed by Columbia Funds Distributor, Inc. (i) who holds Class Z shares; (ii) who holds Class A shares that were obtained by exchange of Class Z shares; or (iii) who purchased certain no-load shares of funds merged with funds distributed by Columbia Funds Distributor, Inc.;

- Any trustee or director (or family member of a trustee or director) of any fund distributed by Columbia Funds Distributor, Inc.; and

- Any employee (or family member of an employee) of FleetBoston Financial Corporation or its subsidiaries.

$100,000 minimum initial investment

- Clients of broker-dealers or registered investment advisors that both recommend the purchase of Fund shares and charge such clients an asset-based fee; and

- Any insurance company, trust company, bank, endowment, investment company or foundation purchasing shares for its own account.

No minimum initial investment

- Any client of Fleet National Bank or a subsidiary (for shares purchased through an asset management, trust, retirement plan administration or similar arrangement with Fleet National Bank or the subsidiary);

- A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from Columbia Funds Distributor, Inc. or through a third-party broker-dealer;

- Investors purchasing through Columbia Management Group state tuition plans organized under Section 529 of the Internal Revenue Code; and

- Any person investing all or part of the proceeds of a distribution, rollover or transfer of assets into a Columbia Management Individual Retirement Account, from any deferred compensation plan which was a shareholder of any of the funds of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000, in which the investor was a participant and through which the investor invested in one or more of the funds of Columbia Acorn Trust immediately prior to the distribution, transfer or rollover.

The Fund reserves the right to change the criteria for Eligible Investors and the investment minimums. No minimum investment applies to accounts participating in the automatic investment plan, however, each investment requires a $25 minimum purchase. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

CLASS G SHARES

Class G shares are sold only to investors who received (and who have continuously held) Class G shares in connection with the merger of certain Galaxy Funds (formerly named Liberty Funds).

CHOOSING A SHARE CLASS

The Fund offers Class A, Class B, Class C, Class G, and Class Z shares in this prospectus.

Each of Class A, Class B, and Class C has its own sales charge and expense structure. Determining which of Class A, Class B, or Class C is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. If your financial advisor does not participate in the Class B discount program, purchases of $250,000 or more but less than $1 million can be made only in Class A or Class C shares. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.

The Fund offers Class G and Class Z shares, which are available exclusively to certain institutional and other investors, through this prospectus. The Fund also offers Class T shares, which are not available through this prospectus. In general, anyone who is eligible to purchase Class Z shares, which do not incur 12b-1 fees or sales charges, should do so in preference over other classes.

SALES CHARGES FOR CLASS A, B, AND C SHARES

You may be subject to an initial sales charge when you purchase, or a contingent deferred sales charge (CDSC) when you sell, shares of the Fund. These sales charges are described below. In certain circumstances, the sales charge may be waived, as described below and in the Statement of Additional Information.

Class A shares Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account.

The sales charge you pay on an additional investment is based on the total amount of your purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.

CLASS A SALES CHARGES

                                           AS A % OF      AS A % OF      % OF OFFERING
                                           THE PUBLIC        YOUR      PRICE RETAINED BY
AMOUNT PURCHASED                         OFFERING PRICE   INVESTMENT   FINANCIAL ADVISOR
Less than $50,000                             5.75           6.10            5.00
----------------------------------------------------------------------------------------
$50,000 to less than $100,000                 4.50           4.71            3.75
----------------------------------------------------------------------------------------
$100,000 to less than $250,000                3.50           3.63            2.75
----------------------------------------------------------------------------------------
$250,000 to less than $500,000                2.50           2.56            2.00
----------------------------------------------------------------------------------------
$500,000 to less than $1,000,000              2.00           2.04            1.75
----------------------------------------------------------------------------------------
$1,000,000 or more                            0.00           0.00            0.00

Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of the time of purchase. Subsequent Class A share purchases that bring your account value above $1 million (but less than $25 million) are subject to a CDSC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The CDSC does not apply to retirement plans purchasing through a fee-based program.

For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the distributor as follows:

PURCHASES OVER $1 MILLION

AMOUNT PURCHASED                                               COMMISSION %
Less than $3 million                                               1.00
---------------------------------------------------------------------------
$3 million to less than $5 million                                 0.80
---------------------------------------------------------------------------
$5 million to less than $25 million                                0.50
---------------------------------------------------------------------------
$25 million or more                                                0.25

The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding.

For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the distributor on all purchases of less than $3 million.

UNDERSTANDING CONTINGENT DEFERRED SALES CHARGES

Certain investments in Class A, B, C and G shares are subject to a CDSC, a sales charge applied at the time you sell our shares. You will pay the CDSC only on shares you sell within a certain amount of time after purchase. The CDSC generally declines each year until there is no charge for selling shares. The CDSC is applied to the net asset value at the time of purchase or sale, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or other distributions are not subject to a CDSC. When you place an order to sell shares, the Fund will automatically sell first those shares not subject to a CDSC and then those you have held the longest.

Reduced Sales Charges for Larger Investments You may pay a lower sales charge when purchasing Class A shares through Rights of Accumulation. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the chart on the previous page), your current purchase will receive the lower sales charge; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares, by signing a Statement of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $50,000 within 13 months. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. In addition, certain investors may purchase shares at a reduced sales charge or net asset value, which is the value of a fund share excluding any sales charges. See the Statement of Additional Information for a description of these situations. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.

Class B shares Your purchases of Class B shares are made at Class B's net asset value. Class B shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to elimination of the CDSC as shown in the applicable chart below. The CDSC generally declines each year and eventually disappears over time. The distributor pays your financial advisor an up-front commission on sales of Class B shares as described in the charts below.

PURCHASES OF LESS THAN $250,000:

CLASS B SALES CHARGES

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
Through first year..........................................        5.00
------------------------------------------------------------------------------
Through second year.........................................        4.00
------------------------------------------------------------------------------
Through third year..........................................        3.00
------------------------------------------------------------------------------
Through fourth year.........................................        3.00
------------------------------------------------------------------------------
Through fifth year..........................................        2.00
------------------------------------------------------------------------------
Through sixth year..........................................        1.00
------------------------------------------------------------------------------
Longer than six years.......................................        0.00

Commission to financial advisors is 4.00%.

Automatic conversion to Class A shares occurs eight years after purchase. You can pay a lower CDSC and reduce the holding period when making purchases of Class B shares through a financial advisor that participates in the Class B share discount program for larger purchases as described in the charts below. Some financial advisors are not able to participate because their record keeping or transaction processing systems are not designed to accommodate these reductions. For non-participating financial advisors, purchases of Class B shares must be less than $250,000. Consult your financial advisor to see whether it participates in the discount program for larger purchases. For participating financial advisors, Rights of Accumulation apply, so that if the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, is at or above a discount level, your current purchase will be subject to the lower CDSC and the applicable reduced holding period; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders.

PURCHASES OF $250,000 TO LESS THAN $500,000:

CLASS B SALES CHARGES

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
Through first year                                                  3.00
------------------------------------------------------------------------------
Through second year                                                 2.00
------------------------------------------------------------------------------
Through third year                                                  1.00
------------------------------------------------------------------------------
Longer than three years                                             0.00

Commission to financial advisors is 2.50%.

Automatic conversion to Class A shares occurs four years after purchase.

PURCHASES OF $500,000 TO LESS THAN $1 MILLION:

CLASS B SALES CHARGES

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
Through first year                                                    3.00
------------------------------------------------------------------------------
Through second year                                                   2.00
------------------------------------------------------------------------------
Through third year                                                    1.00

Commission to financial advisors is 1.75%.

Automatic conversion to Class A shares occurs three years after purchase. If you exchange into a fund participating in the Class B share discount program or transfer your fund account from a financial advisor that does not participate in the program to one that does, the exchanged or transferred shares will retain the pre-existing CDSC but any additional purchases of Class B shares which, together with the exchanged or transferred account, exceed the applicable discount level will be subject to the lower CDSC and the reduced holding period for amounts in excess of the discount level. Your financial advisor will receive the lower commission for purchases in excess of the applicable discount level. If you exchange from a participating fund or transfer your account from a financial advisor that does participate in the program into a non-participating fund or to a financial advisor that does not participate in the program, the exchanged or transferred shares will retain the pre-existing CDSC schedule and holding period but all additional purchases of Class B shares will be subject to the higher CDSC and longer holding period of the non-participating fund or applicable to the non-participating financial advisor.

Class C shares Your purchases of Class C shares are at Class C's net asset value. Although Class C shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying a CDSC. The distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.

CLASS C SALES CHARGES

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
Through first year                                                  1.00
------------------------------------------------------------------------------
Longer than one year                                                0.00

SALES CHARGES FOR CLASS G SHARES

You may be subject to an initial sales charge when you purchase, or a contingent deferred sales charge (CDSC) when you sell, shares of the Fund. In certain circumstances, the sales charge may be waived, as described below and in the Statement of Additional Information.

Class G shares Your purchases of Class G shares are made at Class G's net asset value. Class G shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to elimination of the CDSC as shown in the chart below. The CDSC generally declines each year and eventually disappears over time. The distributor pays your financial advisor an up-front commission on sales of Class G shares as described in the chart below.

CLASS G SALES CHARGES

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
Through first year                                                  5.00
------------------------------------------------------------------------------
Through second year                                                 4.00
------------------------------------------------------------------------------
Through third year                                                  4.00
------------------------------------------------------------------------------
Through fourth year                                                 4.00
------------------------------------------------------------------------------
Through fifth year                                                  3.00
------------------------------------------------------------------------------
Through sixth year                                                  2.00
------------------------------------------------------------------------------
Through seventh year                                                1.00
------------------------------------------------------------------------------
Longer than seven years                                             0.00

Commission to financial advisors is 4.00%.

Automatic conversion to Class T shares occurs eight years after purchase.

Please see the Statement of Additional Information for the CDSCs and conversion schedules applicable to Class G shares received in exchange for Retail B Shares of the Galaxy Fund purchased or acquired prior to January 1, 2001.

SALES CHARGES FOR CLASS Z SHARES

Your purchases of Class Z shares are at net asset value, which is the value of a Class Z share excluding any sales charge. Class Z shares are not subject to an initial sales charge when purchased or a contingent deferred sales charge when sold.

HOW TO EXCHANGE SHARES

You may exchange your shares for shares of the same share class (and in some cases, certain other classes) of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund.

You may exchange your Class G shares for Class B or Class G shares of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund. Class B shares acquired upon exchange of Class G shares may not be further exchanged for Class G shares.

You may exchange your Class Z shares for Class Z or Class A (only if Class Z is not offered) shares of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the advisor determines that your exchange activity is likely to adversely impact its ability to manage the Fund. See "Fund Policy on Trading of Fund Shares" for the Fund's policy. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification numbers available when calling.

HOW TO SELL SHARES

Your financial advisor can help you determine if and when you should sell your shares. You may sell shares of the Fund on any regular business day that the NYSE is open.

When the Fund receives your sales request in "good form," shares will be sold at the next calculated price. "Good form" means that money used to purchase your shares is fully collected. When selling shares by letter of instruction, "good form" also means (i) your letter has complete instructions, the proper signatures and Medallion Signature Guarantees, (ii) you have included any certificates for shares to be sold, and (iii) any other required documents are attached. For additional documents required for sales by corporations, agents, fiduciaries, surviving joint owners and other legal entities, please call 1-800-345-6611. Retirement plan accounts have special requirements; please call 1-800-799-7526 for more information.

The Fund will generally send proceeds from the sale to you within seven days (usually on the next business day after your request is received in "good form"). However, if you purchased your shares by check, the Fund may delay sending the proceeds from the sale of your shares for up to 15 days after your purchase to protect against checks that are returned. No interest will be paid on uncashed redemption checks. Redemption proceeds may be paid in securities, rather than in cash, under certain circumstances. For more information, see the paragraph "Non-Cash Redemptions" under the section "How to Sell Shares" in the Statement of Additional Information.

YOUR ACCOUNT

Outlined below are the various options for selling shares:

METHOD                                         INSTRUCTIONS
Through your            You may call your financial advisor to place your sell
  financial advisor     order. To receive the current trading day's price, your
                        financial advisor must receive your request prior to the
                        close of regular trading on the NYSE, usually 4:00 p.m.
                        Eastern time. Your financial advisor may charge you fees
                        for executing a redemption for you.
-----------------------------------------------------------------------------------

METHOD                                         INSTRUCTIONS
By exchange             You or your financial advisor may sell shares of the Fund
                        by exchanging from the Fund into the same share class (and, in some cases, certain other classes) of another fund
                        distributed by Columbia Funds Distributor, Inc. at no
                        additional cost. To exchange by telephone, call
                        1-800-422-3737.
-----------------------------------------------------------------------------------
By telephone            You or your financial advisor may sell shares of the Fund
                        by telephone and request that a check be sent to your
                        address of record by calling 1-800-422-3737, unless you
                        have notified the Fund of an address change within the
                        previous 30 days. The dollar limit for telephone sales is
                        $100,000 in a 30-day period. You do not need to set up this feature in advance of your call. Certain restrictions apply to retirement accounts. For details, call 1-800-799-7526.
-----------------------------------------------------------------------------------
By mail                 You may send a signed letter of instruction or stock power form along with any share certificates to be sold to the
                        address below. In your letter of instruction, note the
                        Fund's name, share class, account number, and the dollar
                        value or number of shares you wish to sell. All account
                        owners must sign the letter. Signatures must be guaranteed by either a bank, a member firm of a national stock
                        exchange or another eligible guarantor that participates in the Medallion Signature Guarantee Program for amounts over
                        $100,000 or for alternate payee or mailing instructions.
                        Additional documentation is required for sales by
                        corporations, agents, fiduciaries, surviving joint owners
                        and individual retirement account owners. For details, call
                        1-800-345-6611.
                        Mail your letter of instruction to Columbia Funds Services,
                        Inc., P.O. Box 8081, Boston, MA 02266-8081.
-----------------------------------------------------------------------------------
By wire                 You may sell shares of the Fund and request that the
                        proceeds be wired to your bank. You must set up this
                        feature prior to your telephone request. Be sure to
                        complete the appropriate section of the account application for this feature.
-----------------------------------------------------------------------------------
By systematic           You may automatically sell a specified dollar amount or
  withdrawal plan       percentage of your account on a monthly, quarterly or
                        semi-annual basis and have the proceeds sent to you if your account balance is at least $5,000. This feature is not
                        available if you hold your shares in certificate form. All dividend and capital gains distributions must be
                        reinvested. Be sure to complete the appropriate section of the account application for this feature.
-----------------------------------------------------------------------------------
By electronic           You may sell shares of the Fund and request that the
  funds transfer        proceeds be electronically transferred to your bank.
                        Proceeds may take up to two business days to be received by your bank. You must set up this feature prior to your
                        request. Be sure to complete the appropriate section of the account application for this feature.

FUND POLICY ON TRADING OF FUND SHARES

The interests of the Fund's long-term shareholders may be adversely affected by certain short-term trading activity by Fund shareholders. Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of Fund shares held by long-term shareholders and have other adverse effects on the Fund. This type of excessive short-term trading activity is referred to herein as "market timing". The Columbia Funds are not intended as vehicles for market timing.

The Fund, directly and through its agents, takes various steps designed to deter and curtail market timing. For example, if the Fund detects that any shareholder has conducted two "round trips" (as defined below) in the Fund that are deemed material by the Fund in any 28-day period, the Fund will generally reject the shareholder's future purchase orders, including exchange purchase orders, involving any Columbia Fund (other than a Money Market Fund). In addition, if the Fund determines that any person, group or account has engaged in any type of market timing activity (independent of the two-round-trip limit), the Fund may, in its discretion, reject future purchase orders by the person, group or account, including exchange purchase orders, involving the same or any other Columbia Fund, and also retains the right to modify these market timing policies at any time without prior notice.

The rights of shareholders to redeem shares of the Fund are not affected by any of the limits mentioned above. However, certain Funds impose a redemption fee on the proceeds of Fund shares that are redeemed or exchanged within 60 days of their purchase.

For these purposes, a "round trip" is a purchase by any means into a Columbia Fund followed by a redemption, of any amount, by any means out of the same Columbia Fund. Under this definition, an exchange into the Fund followed by an exchange out of the Fund is treated as a single round trip. Also for these purposes, where known, accounts under common ownership or control generally will be counted together. Accounts maintained or managed by a common intermediary, such as an adviser, selling agent or trust department, generally will not be considered to be under common ownership or control.

Purchases, redemptions and exchanges made through the Columbia Funds' Automatic Investment Plan, Systematic Withdrawal Plan or similar automated plans generally are not subject to the two-round-trip limit. The two-round-trip limit may be modified for, or may not be applied to, accounts held by certain retirement plans to conform to plan limits, considerations relating to the Employee Retirement Income Security Act of 1974 or regulations of the Department of Labor, and for certain asset allocation or wrap programs.

The practices and policies described above are intended to deter and curtail market timing in the Fund. However, there can be no assurance that these policies, individually or collectively, will be totally effective in this regard because of various factors. In particular, a substantial portion of purchase, redemption and exchange orders are received through omnibus accounts. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among financial intermediaries and retirement plans. The Fund typically is not able to identify trading by a particular beneficial owner through an omnibus account, which may make it difficult or impossible to determine if a particular account is engaged in market timing. Certain financial intermediaries have different policies regarding monitoring and restricting market timing in the underlying beneficial owner accounts that they maintain through an omnibus account that may be more or less restrictive than the Fund practices discussed above.

The Fund seeks to act in a manner that it believes is consistent with the best interests of Fund shareholders in making any judgments regarding market timing. Neither the Fund nor its agents shall be held liable for any loss resulting from rejected purchase orders or exchanges.

DISTRIBUTION AND SERVICE FEES

12B-1 PLAN The Fund has adopted a plan under Rule 12b-1 that permits it to pay its distributor marketing and other fees to support the sale and distribution of Class A, B, C and G shares and certain services provided to you by your financial advisor. The annual service fee may equal up to 0.25% for each of Class A, Class B and Class C shares. The annual distribution fee may equal up to 0.10% for Class A shares and 0.75% for each of Class B and Class C shares. Distribution and service fees are paid out of the assets of these classes. The Fund's Board of Trustees currently limits total payments under the Rule 12b-1 plan for Class A shares to 0.25%. Over time, these fees will reduce the return on your investment and may cost you more than paying other types of sales charges. Class B shares automatically convert to Class A shares after a certain number of years, eliminating a portion of the distribution fee upon conversion. Conversion may occur three, four or eight years after purchase, depending on the program under which you purchased your shares. See above for the conversion schedules applicable to Class B shares.

The annual fees for shareholder liaison services and administrative support may equal up to 0.50% for Class G shares. The annual distribution fee may equal up to 0.65% for Class G shares. The Fund does not intend to pay more than a total of 0.95% for Class G shares in distribution and shareholder service fees during the current fiscal year. The foregoing fees are paid out of the assets of Class G. Over time, these fees will reduce the return on your investment and may cost you more than paying other types of sales charges. Class G shares automatically convert to Class T shares after a certain number of years, eliminating a portion of these fees upon conversion. Conversion may occur six or eight years after purchase, depending on the program under which you purchased your shares. See above or the Statement of Additional Information for the conversion schedules applicable to Class G shares.

ADDITIONAL INTERMEDIARY COMPENSATION In addition to the commissions specified in this prospectus, the distributor, or its advisory affiliates, from their own resources, may make cash payments to financial service firms that agree to promote the sale of shares of funds that the distributor distributes. A number of factors may be considered in determining the amount of those payments, including the financial service firm's sales, client assets invested in the funds and redemption rates, the quality of the financial service firm's relationship with the distributor and/or its affiliates, and the nature of the services provided by financial service firms to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the financial service firm's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, the distributor may also pay non-cash compensation to financial service firms and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for financial service firm educational or training events.

In addition, the distributor, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund. For further information about payments made by the distributor and its affiliates to financial service firms and intermediaries, please see the Statement of Additional Information. Please also contact your financial service firm or intermediary for details about payments it may receive.

OTHER INFORMATION ABOUT YOUR ACCOUNT

How the Fund's Share Price is Determined The price of each class of the Fund's shares is based on its net asset value. The net asset value is determined at the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time, on each business day that the NYSE is open for trading (typically Monday through Friday). Shares are not priced the days on which the NYSE is closed for trading.

When you request a transaction, it will be processed at the net asset value (plus any applicable sales charges) next determined after your request is received in "good form" by the distributor. In most cases, in order to receive that day's price, the distributor must receive your order before that day's transactions are processed. If you request a transaction through your financial advisor, your financial advisor must receive your order by the close of trading on the NYSE to receive that day's price.

The Fund determines its net asset value for each share class by dividing each class's total net assets by the number of that class's outstanding shares. In determining the net asset value, the Fund must determine the price of each security in its portfolio at the close of each trading day. Because the Fund holds securities that are traded on foreign exchanges, the value of the Fund's securities may change on days when shareholders will not be able to buy or sell Fund shares. This will affect the Fund's net asset value on the day it is next determined. Securities for which market quotations are available are valued each day at the current market value. However, where market quotations are unavailable, or when the advisor believes that subsequent events have made them unreliable, the Fund may use other data to determine the fair value of the securities.

You can find the daily prices of some share classes for the Fund in most major daily newspapers under the heading of "Columbia." You can find daily prices for all share classes by visiting www.columbiafunds.com.

ACCOUNT FEES If your account value falls below $1,000 (other than as a result of depreciation in share value), your account may be subject to an annual fee of $10. The Fund's transfer agent will send you written notification of any such action and provide details on how you can add money to your account to avoid this penalty.

SHARE CERTIFICATES Share certificates are not available for any class of shares offered by the Fund. If you currently hold previously issued share certificates, you will not be able to sell your shares until you have endorsed your certificates and returned them to the transfer agent.

DIVIDENDS, DISTRIBUTIONS AND TAXES The Fund has the potential to make the following distributions:

TYPES OF DISTRIBUTIONS

Dividends                                   Represents interest and dividends
                                            earned from securities held by the
                                            Fund, net of expenses incurred by the
                                            Fund.
---------------------------------------------------------------------------------
Capital gains                               Represents net long-term capital
                                            gains on sales of securities held for
                                            more than 12 months and net
                                            short-term capital gains, which are
                                            gains on sales of securities held for
                                            a 12-month period or less.

UNDERSTANDING FUND DISTRIBUTIONS

The Fund may earn income from the securities it holds. The Fund also may realize capital gains or losses on sales of its securities. The Fund distributes substantially all of its net investment income and capital gains to shareholders. As a shareholder, you are entitled to a portion of the Fund's income and capital gains based on the number of shares you own at the time these distributions are declared.

DISTRIBUTION OPTIONS The Fund distributes any dividends annually and any capital gains (including short-term capital gains) at least annually. You can choose one of the options listed in the table below for these distributions when you open your account. To change your distribution option, call 1-800-345-6611.

DISTRIBUTION OPTIONS

Reinvest all distributions in additional shares of your
  current fund
-----------------------------------------------------------------------
Reinvest all distributions in shares of another fund
-----------------------------------------------------------------------
Receive dividends in cash (see options below) and reinvest
  capital gains
-----------------------------------------------------------------------
Receive all distributions in cash (with one of the following options):

- send the check to your address of record

- send the check to a third party address

- transfer the money to your bank via electronic funds transfer

Distributions of $10 or less will automatically be reinvested in additional Fund shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution, and all subsequent distributions, will be reinvested in additional shares of the Fund.

TAX CONSEQUENCES Unless you are an entity exempt from income taxes or invest under a retirement account, regardless of whether you receive your distributions in cash or reinvest them in additional Fund shares, all Fund distributions are subject to federal income tax. Depending on where you live, distributions may also be subject to state and local income taxes.

In general, any distributions of dividends, interest and short-term capital gains are taxable as ordinary income, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of long-term capital gains are generally taxable as such, regardless of how long you have held your Fund shares. You will be provided with information each year regarding the amount of ordinary income and capital gains distributed to you for the previous year and any portion of your distribution which is exempt from state and local taxes. Your investment in the Fund may have additional personal tax implications. Please consult your tax advisor about foreign, federal, state, local or other applicable tax laws.

In addition to the dividends and capital gains distributions made by the Fund, you may realize a capital gain or loss when selling or exchanging shares of the Fund. Such transactions also may be subject to federal, state and local income tax.

MANAGING THE FUND

INVESTMENT ADVISOR

Columbia Management Advisors, Inc. (Columbia Management), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. The investment advisor is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. In its duties as investment advisor, Columbia Management runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia), which is an indirect wholly owned subsidiary of Bank of America. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

On April 1, 2003, several advisory subsidiaries of Columbia, including Fleet Investment Advisors Inc. (Fleet), merged into Columbia Management (which previously had been known as Columbia Management Company).

Before April 1, 2003, Fleet was the investment advisor to the Fund. As a result of the merger, Columbia Management is now the investment advisor to the Fund. For the 2003 fiscal year, aggregate advisory fees paid to Columbia Management by the Fund, not including administration, pricing and bookkeeping, and other fees paid to Columbia Management by the Fund, amounted to 0.73% of average daily net assets of the Fund.

PORTFOLIO MANAGERS

PAUL J. BERLINGUET, co-head of the Large-Cap Growth Team of Columbia Management, is a co-manager for the Fund and has co-managed the Fund since October, 2003. Mr. Berlinguet has been associated with Columbia Management since October, 2003. Prior to joining Columbia Management in October, 2003, Mr. Berlinguet was head of the large-mid cap equity group and a portfolio manager at John Hancock Funds. Prior to joining John Hancock Funds in April 2001, Mr. Berlinguet was head of the Global Technology Investment Team and a large-cap growth portfolio manager at Baring Asset Management.

ALEXANDER S. MACMILLAN, co-head of the Large-Cap Growth Team and a senior vice president of Columbia Management, is a co-manager for the Fund and has co-managed the Fund since July, 2003. Mr. Macmillan has been associated with Columbia Management or its predecessors since 1989.

LITIGATION MATTERS

1. Columbia Management Advisors, Inc. ("CMA"), the Fund's adviser, and Columbia Funds Distributor, Inc. ("CFDI") the distributor of the Fund's shares, and certain of their affiliates (collectively, "Columbia") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds. Columbia has not uncovered any instances where CMA or CFDI were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against CMA and CFDI, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against CMA and CFDI alleging that CMA and CFDI had violated certain New York anti-fraud statutes. If either CMA or CFDI is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent CMA, CFDI or any company that is an affiliated person of CMA and CFDI from serving as an investment adviser or distributor for any registered investment company, including your fund. Your fund has been informed by CMA and CFDI that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment adviser and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, CMA and CFDI entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, CMA and CFDI agreed, inter alia, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring CMA and CFDI to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review CMA's and CFDI's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, Columbia and its affiliate Banc of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period. As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Funds.

2. On April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. As a result of this acquisition, CMA and CFDI are now indirect wholly-owned subsidiaries of Bank of America Corporation.

APPENDIX E -- FINANCIAL HIGHLIGHTS FOR COLUMBIA LARGE CAP GROWTH FUND

The financial highlights table below is intended to help you understand the Fund's financial performance. Information is shown for the Fund's fiscal years since inception, which run from October 1 to September 30, unless otherwise indicated. Information for Class A shares and Class B shares prior to November 18, 2002, the date of reorganization, is for Prime A shares and Prime B shares, respectively, of the Galaxy Equity Growth Fund. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which, for the year ended September 30, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report. The information for the four years ended October 31, 2002, and for the period ended September 30, 2003, has been derived from the Fund's financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report expressed an unqualified opinion on those financial statements and highlights. You can request a free annual report by calling 1-800-426-3750.

Selected data for a share outstanding throughout each period is as follows:

                                 YEAR ENDED       PERIOD ENDED                 YEAR ENDED OCTOBER 31,
                                SEPTEMBER 30,    SEPTEMBER 30,     ----------------------------------------------
CLASS A SHARES                     2004(A)         2003(B)(C)       2002         2001         2000        1999(D)
-----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
  period                           $17.59            $16.06         $19.74       $32.31      $28.95       $24.49
-----------------------------------------------------------------------------------------------------------------
Income from investment
  operations:
  Net investment income (loss)      (0.08)(e)         (0.05)(e)       0.03(e)     (0.02)      (0.05)(e)    (0.01)
  Net realized and unrealized
    gain (loss) on investments       1.06              1.61          (3.71)       (8.92)       5.13         6.37
                                   ------            ------        -------      -------      ------       ------
Total from investment
  operations                         0.98              1.56          (3.68)       (8.94)       5.08         6.36
-----------------------------------------------------------------------------------------------------------------
Less distributions declared to
  shareholders:
  From net investment income           --             (0.03)            --           --          --           --
  From net realized gains              --                --             --        (3.63)      (1.72)       (1.90)
                                   ------            ------        -------      -------      ------       ------
Total distributions declared
  to shareholders                      --             (0.03)            --        (3.63)      (1.72)       (1.90)
-----------------------------------------------------------------------------------------------------------------
Net asset value, end of period     $18.57            $17.59         $16.06       $19.74      $32.31       $28.95
Total return(f)(g)                   5.57%             9.72%(h)     (18.64)%     (30.43)%     18.36%       27.30%
-----------------------------------------------------------------------------------------------------------------

                                 YEAR ENDED       PERIOD ENDED                 YEAR ENDED OCTOBER 31,
                                SEPTEMBER 30,    SEPTEMBER 30,     ----------------------------------------------
CLASS A SHARES                     2004(A)         2003(B)(C)       2002         2001         2000        1999(D)
-----------------------------------------------------------------------------------------------------------------
Ratios to average net
  assets/Supplemental data:
    Expenses(i)                      1.28%             1.30%(j)       1.12%        1.13%       1.12%        1.14%
    Net investment income
      (loss)(i)                     (0.40)%           (0.30)%(j)      0.14%       (0.10)%     (0.17)%      (0.05)%
    Waiver/reimbursement               --%(k)          0.02%(j)       0.05%        0.03%       0.11%        0.14%
  Portfolio turnover rate             126%               91%(h)         43%          48%         54%          53%
  Net assets, end of period
    (000's)                        $3,867            $1,887            $56         $671        $142         $107
-----------------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Equity Growth Fund was renamed the Columbia Large Cap Growth Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Liberty Equity Growth Fund, Class A shares.

 (d) The Fund began issuing Prime A shares on November 1, 1998.

 (e) Per share data was calculated using average shares outstanding during the period.

 (f) Total return at net asset value assuming all distributions reinvested and no initial sales charge or contingent deferred sales charge.

 (g) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (h) Not annualized.

 (i) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (j) Annualized.

 (k) Rounds to less than 0.01%.

Selected data for a share outstanding throughout each period is as follows:

                         YEAR ENDED       PERIOD ENDED                 YEAR ENDED OCTOBER 31,
                        SEPTEMBER 30,    SEPTEMBER 30,     ----------------------------------------------
CLASS B SHARES             2004(A)         2003(B)(C)       2002         2001      2000         1999(D)
---------------------------------------------------------------------------------------------------------
Net asset value,
  beginning of period      $16.96            $15.57        $19.32       $31.94    $28.84         $24.49
---------------------------------------------------------------------------------------------------------
Income from investment
  operations:
  Net investment loss       (0.21)(e)         (0.14)(e)     (0.14)(e)    (0.19)    (0.29)(e)      (0.10)
  Net realized and
    unrealized gain
    (loss) on
    investments              1.01              1.53         (3.61)       (8.80)     5.11           6.35
                           ------            ------        -------      -------   ------         ------
Total from investment
  operations                 0.80              1.39         (3.75)       (8.99)     4.82           6.25
---------------------------------------------------------------------------------------------------------
Less distributions
  declared to
  shareholders:
  From net realized
    gains                      --                --            --        (3.63)    (1.72)         (1.90)
---------------------------------------------------------------------------------------------------------
Net asset value, end
  of period                $17.76            $16.96        $15.57       $19.32    $31.94         $28.84
Total return(f)(g)           4.72%             8.93(h)     (19.41)%     (31.00)%   17.48%         26.79%
---------------------------------------------------------------------------------------------------------
Ratios to average net
  assets/Supplemental
  data:
  Expenses(i)                2.03%             2.13%(j)      1.99%        1.95%     1.87%          1.87%
  Net investment
    loss(i)                 (1.15)%           (0.97)%(j)    (0.73)%      (0.92)%   (0.92)%        (0.78)%
  Waiver/reimbursement         --%(k)          0.02%(j)      0.05%        0.03%     0.15%          0.32%
  Portfolio turnover
    rate                      126%               91%(h)        43%          48%       54%            53%
  Net assets, end of
    period (000's)         $3,195            $1,013          $207         $309      $450           $246
---------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Equity Growth Fund was renamed the Columbia Large Cap Growth Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Liberty Equity Growth Fund, Class B shares.

 (d) The Fund began issuing Prime B shares on November 1, 1998.

 (e) Per share data was calculated using average shares outstanding during the period.

 (f) Total return at net asset value assuming all distributions reinvested and no contingent deferred sales charge.

 (g) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (h) Not annualized.

 (i) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (j) Annualized.

 (k) Rounds to less than 0.01%.

Selected data for a share outstanding throughout each period is as follows:

                                                             YEAR ENDED       PERIOD ENDED
                                                            SEPTEMBER 30,    SEPTEMBER 30,
CLASS C SHARES                                                 2004(A)         2003(B)(C)
--------------------------------------------------------------------------------------------
Net asset value, beginning of period                           $16.98            $16.04
--------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment loss(d)                                        (0.21)            (0.13)
  Net realized and unrealized gain on investments                1.02              1.07
                                                               ------            ------
  Total from investment operations                               0.81              0.94
--------------------------------------------------------------------------------------------
Net asset value, end of period                                 $17.79            $16.98
Total return(e)(f)                                               4.77%             5.86%(g)
--------------------------------------------------------------------------------------------
Ratios to average net assets/Supplemental data:
  Expenses(h)                                                    2.03%             2.00%(i)
  Net investment loss(h)                                        (1.15)%           (0.92)%(i)
  Waiver/reimbursement                                             --%(j)          0.02%(i)
Portfolio turnover rate                                           126%               91%(g)
Net assets, end of period (000's)                                $780              $524
--------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Equity Growth Fund was renamed the Columbia Large Cap Growth Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) Class C shares were initially offered on November 18, 2002. Per share data and total return reflect activity from that date.

 (d) Per share data was calculated using average shares outstanding during the period.

 (e) Total return at net asset value assuming no contingent deferred sales charge.

 (f) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (g) Not annualized.

 (h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (i) Annualized.

 (j) Rounds to less than 0.01%

The financial highlights table below is intended to help you understand the Fund's Class G financial performance. Information is shown for the Fund's last five fiscal years, which run from October 1 to September 30, unless otherwise indicated. Information for Class G shares prior to November 18, 2002, the date of reorganization, is for the former Retail A and Retail B shares, respectively, of the Galaxy Equity Growth Fund. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which, for the year ended September 30, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report. The information for the four years ended October 31, 2002, and for the period ended September 30, 2003, has been derived from the Fund's financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report expressed an unqualified opinion on those financial statements and highlights. You can request a free annual report by calling 1-800-426-3750.

Selected data for a share outstanding throughout each period is as follows:

                               YEAR ENDED     PERIOD ENDED                              YEAR ENDED OCTOBER 31,
                              SEPTEMBER 30,   SEPTEMBER 30,           -----------------------------------------------------------
CLASS G SHARES                   2004(A)       2003(B)(C)              2002              2001              2000            1999
---------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning
 of period                        $16.43          $15.11               $18.79            $31.22            $28.27          $24.07
---------------------------------------------------------------------------------------------------------------------------------
Income from investment
 operations:
   Net investment loss             (0.20)(d)       (0.15)(d)            (0.17)(d)         (0.21)            (0.35)(d)       (0.20)
   Net realized and
     unrealized gain (loss)
     on investments                 0.98            1.47                (3.51)            (8.59)             5.02            6.30
                                 -------         -------              -------           -------          --------         -------
 Total from investment
   operations                       0.78            1.32                (3.68)            (8.80)             4.67            6.10
---------------------------------------------------------------------------------------------------------------------------------
Less distributions declared
 to shareholders:
   From net realized gains            --              --                   --             (3.63)            (1.72)          (1.90)
---------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of
 period                           $17.21          $16.43               $15.11            $18.79            $31.22          $28.27
Total return(e)(f)                  4.75%           8.66%(g)           (19.49)%          (31.16)%           17.29%          26.63%
---------------------------------------------------------------------------------------------------------------------------------

                               YEAR ENDED     PERIOD ENDED                              YEAR ENDED OCTOBER 31,
                              SEPTEMBER 30,   SEPTEMBER 30,           -----------------------------------------------------------
CLASS G SHARES                   2004(A)       2003(B)(C)              2002              2001              2000            1999
---------------------------------------------------------------------------------------------------------------------------------
Ratios to average net
 assets/Supplemental data:
   Expenses(h)                      2.02%           2.31%(i)             2.18%             2.11%             2.07%           2.05%
   Net investment loss(h)          (1.14)%         (1.02)%(i)           (0.92)%           (1.08)%           (1.11)%         (0.96)%
   Waiver/reimbursement               --%(j)        0.02%(i)             0.07%             0.02%             0.02%           0.03%
 Portfolio turnover rate             126%             91%(g)               43%               48%               54%             53%
 Net assets, end of period
   (000's)                       $46,328         $54,850              $64,156           $92,292          $130,347         $71,525
---------------------------------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Equity Growth Fund was renamed the Columbia Large Cap Growth Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Liberty Equity Growth Fund, Class G shares.

 (d) Per share data was calculated using average shares outstanding during the period.

 (e) Total return at net asset value assuming all distributions reinvested and no contingent deferred sales charge.

 (f) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (g) Not annualized.

 (h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (i) Annualized.

 (j) Rounds to less than 0.01%

The financial highlights table below is intended to help you understand the Fund's Class Z financial performance. Information is shown for the last five fiscal years, which run from October 1 to September 30, unless otherwise indicated. Information for Class Z shares prior to November 18, 2002, the date of reorganization, is for the former Trust shares of the Galaxy Equity Growth Fund. Certain information reflects financial results for a single Class Z share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which, for the year ended September 30, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report. The information for the four years ended October 31, 2002, and for the period ended September 30, 2003, has been derived from the Fund's financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report expressed an unqualified opinion on those financial statements and highlights. You can request a free annual report by calling 1-800-426-3750.

Selected data for a share outstanding throughout each period is as follows:

                             YEAR ENDED     PERIOD ENDED                                YEAR ENDED OCTOBER 31,
                            SEPTEMBER 30,   SEPTEMBER 30,           --------------------------------------------------------------
CLASS Z SHARES                 2004(A)       2003(B)(C)               2002              2001               2000            1999
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning
 of period                      $17.84          $16.28                $19.99            $32.61              $29.15          $24.52
----------------------------------------------------------------------------------------------------------------------------------
Income from investment
 operations:
   Net investment income
     (loss)                      (0.03)(d)        0.05(d)               0.07(d)           0.02                0.01(d)         0.03
   Net realized and
     unrealized gain
     (loss) on investments        1.07            1.57                 (3.78)            (9.01)               5.18            6.50
                              --------        --------              --------          --------          ----------      ----------
 Total from investment
   operations                     1.04            1.62                 (3.71)            (8.99)               5.19            6.53
----------------------------------------------------------------------------------------------------------------------------------
Less distributions
 declared to shareholders:
   From net investment
     income                      (0.01)          (0.06)                   --                --               (0.01)             --
   From net realized gains          --              --                    --             (3.63)              (1.72)          (1.90)
                              --------        --------              --------          --------          ----------      ----------
 Total distributions
   declared to
   shareholders                  (0.01)          (0.06)                   --             (3.63)              (1.73)          (1.90)
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of
 period                         $18.87          $17.84                $16.28            $19.99              $32.61          $29.15
Total return(e)                   5.83%(f)        9.93%(f)(g)         (18.51)%(f)       (30.29)%(f)          18.63%          28.07%
----------------------------------------------------------------------------------------------------------------------------------
Ratios to average net
 assets/Supplemental data:
   Expenses(h)                    1.03%           0.99%(i)              0.91%             0.93%               0.91%           0.94%
   Net investment income
     (loss)(h)                   (0.15)%          0.30%(i)              0.35%             0.10%               0.04%           0.15%
   Waiver/reimbursement             --%(j)        0.02%(i)              0.05%             0.01%                 --              --
 Portfolio turnover rate           126%             91%(g)                43%               48%                 54%             53%
 Net assets, end of period
   (000's)                    $634,710        $670,649              $699,215          $845,887          $1,258,399      $1,041,378
----------------------------------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Equity Growth Fund was renamed the Columbia Large Cap Growth Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On November 18, 2002, the Galaxy Equity Growth Fund, Trust shares were redesignated Liberty Equity Growth Fund, Class Z shares.

 (d) Per share data was calculated using average shares outstanding during the period.

 (e) Total return at net asset value assuming all distributions reinvested.

 (f) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (g) Not annualized.

 (h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (i) Annualized.

 (j) Rounds to less than 0.01%.

APPENDIX F

                         COMPARISON OF A MASSACHUSETTS
                   BUSINESS TRUST WITH AN OREGON CORPORATION

As a series of Trust XI, a Massachusetts business trust, the Large Cap Growth Fund is subject to the provisions of Trust XI's Declaration of Trust and Bylaws. The provisions of Trust XI's Declaration of Trust and Bylaws differ in some respects from the Growth Fund's Articles of Incorporation and Bylaws and Chapter 60 of the Oregon Revised Statutes ("ORS"), referred to as the Oregon Business Corporations Act ("OBCA"), which governs Oregon corporations.

The following is a summary of significant differences between (i) the Growth Fund's Articles of Incorporation and Bylaws and the OBCA and (ii) Trust XI's Declaration of Trust and Bylaws and Massachusetts business trust law. For additional information regarding all of the differences, shareholders of the Growth Fund should refer directly to the Funds' organizational documents, copies of which may be obtained by contacting the Large Cap Growth Fund at its address listed on the cover of this Prospectus/Proxy Statement or toll-free at
[          ].

SHAREHOLDER LIABILITY. Under the OBCA, a shareholder of an Oregon corporation who has fully paid the subscription price for his shares generally has no personal liability in excess of his shares. Under Massachusetts law, shareholders of a Massachusetts business trust could, in certain circumstances, be held personally liable for the obligations of the trust. Trust XI's Declaration of Trust, however, disclaims shareholder liability for acts or obligations of Trust XI or the Large Cap Growth Fund and requires that every note, bond, contract, instrument, certificate or undertaking made or issued by any Trustees or Trustee or by any officers or officer shall recite that the obligations of such instrument are not binding on the shareholders individually. Trust XI's Declaration of Trust provides that a shareholder or former shareholder held to be personally liable solely by reason his or her being or having been a shareholder shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder's incurring financial loss from shareholder liability is limited to circumstances in which Trust XI would be unable to meet its obligations. The likelihood of such a circumstance is considered by the Large Cap Growth Fund's advisor to be remote.

SHAREHOLDER VOTING RIGHTS, INTERESTS AND MEETINGS. Trust XI's Declaration of Trust provides that meetings of shareholders of the Trust or of any series or class thereof shall be called upon written application by shareholders holding at least 10% of the outstanding shares of the Trust (if shareholders of all series or classes are required to vote in the aggregate), or 10% of the outstanding shares of any series or class (if shareholders of such series or class are entitled to vote by individual series or class at such meeting) provided that such application shall state the purpose or purposes of such meeting and the matters proposed to be acted on.

The Growth Fund's Bylaws give holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting the right to call a special meeting for any purposes.

Directors of the Growth Fund may only be removed by the shareholders. A Trustee of Trust XI may be removed (a) at any meeting called for such purpose by a vote of two-thirds of the outstanding Shares, (b) by the holders of two-thirds of the outstanding Shares by declaration in writing filed with the Custodian of the securities of the Trust, or (c) by vote of a majority of the Trustees then in office.

The shareholders of the Large Cap Growth Fund may vote together with shareholders of other series of Trust XI on certain matters because of the single trust structure, whereas the shareholders of the Growth Fund vote separately from the shareholders of other funds because the funds are separate corporations. Although any such combined voting would be subject to requirements of the 1940 Act as to separate series or class voting rights, the shareholders of Trust XI would still vote together on matters such as the election of Trustees or ratification of auditors. Indeed, in an election of Trustees of Trust XI, the shareholders of all funds that are series of Trust XI vote together for a single Board of Trustees for Trust XI. By contrast, in an election of directors of the Growth Fund, only shareholders of the Growth Fund vote for a Board of Directors for that Fund because the Fund is a separate corporation.

Neither Trust XI nor the Growth Fund is required to hold annual shareholder meetings for matters such as the election of trustees or directors, although the requirements of the 1940 Act may effectively require that Trust XI or the Growth Fund call special shareholder meetings from time to time.

Except when otherwise required by the 1940 Act, Trust XI's Declaration of Trust may be amended at any time by a majority of the Trustees then in office, provided notice of any amendment (other than amendments having the purpose of changing the Trust's name, supplying any omission, curing any ambiguity or curing, correcting or supplementing any defective or inconsistent provision contained therein, or having any other purpose which is ministerial or clerical in nature) shall be mailed promptly to Shareholders of record at the close of business on the effective date of such amendment.

The Trustees may amend Trust XI's Bylaws (except for Articles IX and X thereof, which may only be amended by shareholders) without shareholder consent. The shareholders of Trust XI may also amend its bylaws. The shareholders or board of directors of the Growth Fund may amend the Fund's Bylaws.

A termination of Trust XI or any series of Trust XI may be effected by action of the Trustees by written notice to the shareholders. The shareholders of the Growth Fund have the right to vote on a dissolution of the Fund, with a required affirmative vote of the holders of more than 50% of the outstanding shares of the Growth Fund.

The shareholders of the Large Cap Growth Fund have the right to vote on a merger, consolidation or share exchange involving the Large Cap Growth Fund to the extent required under the 1940 Act, with a required vote of a majority of the outstanding shares. The shareholders of the Growth Fund have the right to vote on a merger, consolidation, share exchange or sale of all or substantially all assets, with a required affirmative vote of the holders of more than 50% of the outstanding shares of the Growth Fund.

The shareholders of the Large Cap Growth Fund do not have dissenters' rights for these types of extraordinary transactions. The OBCA provides that the shareholders of the Growth Fund have dissenters' rights for these types of extraordinary transactions, although such dissenters' rights may be preempted by the 1940 Act.

Trust XI's Declaration of Trust provides that a majority consent is required for a shareholder action taken without a meeting. The Growth Fund's Bylaws provide that unanimous consent is required for a shareholder action taken without a meeting.

Trust XI's Declaration of Trust provides that a quorum for a shareholder meeting is 30% of the shares entitled to vote, except that if any provision of law or the Declaration of Trust permits or requires that holders of any series or class shall vote as a series or class, then 30% of the aggregate number of shares of each series or class entitled to vote shall be necessary to constitute a quorum for the transaction of business by that series or class. The Growth Fund's Bylaws provide that a quorum for a shareholder meeting is a majority of the shares entitled to vote at the meeting.

Trust XI's Declaration of Trust provides that notice of a shareholder meeting is to be mailed, postage prepaid, not less than seven days before the date of such meeting, to each shareholder entitled to vote at such meeting, at his address as it appears on the records of the Trust. The Growth Fund's Bylaws require that notice of shareholder meetings be mailed not earlier than sixty days nor less than ten days prior to the meeting.

A shareholder of the Large Cap Growth Fund may put a voting proxy in place for a duration of up to six months, compared with eleven months for shareholders of the Growth Fund.

The Growth Fund must make available a list of all shareholders beginning two business days after notice of the meeting is given and continuing through the meeting. No such requirement is applicable to the Large Cap Growth Fund.

Trust XI's Declaration of Trust specifically disclaims any shareholder right to partition of the assets of the Large Cap Growth Fund. No such disclaimer is present in the Growth Fund's Articles of Incorporation, although Oregon law limits shareholder rights in dissolution of the Growth Fund.

Director vacancies for the Growth Fund are filled by action of either the shareholders, the Board of Directors, the remaining Directors if less than a quorum (by the vote of a majority thereof) or by a sole remaining Director. A Trustee vacancy for Trust XI may be filled by the Trustees, unless immediately after filling any such vacancy, less than two-thirds of the Trustees then holding office would have been elected to such office by the shareholders. The Board of Trustees shall call a meeting of shareholders for the purpose of electing Trustees whenever less than a majority of the Trustees have been elected by shareholders.

Boards of directors or trustees form committees of subgroups of their number to perform certain tasks. Such a committee formed by the directors of the Growth Fund may not take certain actions including: authorizing distributions; approving or proposing to the shareholders any actions which require shareholder approval; filling vacancies on the board or any committees; amending the Fund's Articles of Incorporation, to the extent Directors may do so without shareholder consent; adopting, amending or repealing the Fund's Bylaws; approving a plan of merger not requiring shareholder approval; authorizing or approving reacquisition of shares unless within limits prescribed by the board; generally authorizing or approving the issuance or sale of shares; or determining the designation, rights, preferences, or limitations of any class or series of shares. Trustee committees for Trust XI are not so limited.

DIVIDENDS. The OBCA imposes certain limitations on distributions in circumstances where the corporation would be unable to pay its debts as they become due in the ordinary course of business, or its total assets would be less than its total liabilities and certain other obligations. No similar limitations are contained in Trust XI's Declaration of Trust.

DIRECTOR AND TRUSTEE LIABILITY AND INDEMNIFICATION. Under the OBCA and the Growth Fund's Amended and Restated Articles of Incorporation, the directors of the Growth Fund are not personally liable for monetary damages to the Growth Fund or its shareholders for their conduct as directors, but are personally liable for: acts in breach of the director's duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; an unlawful distribution to shareholders; and transactions from which the director derived an improper personal benefit. Under Trust XI's Declaration of Trust, Trust XI will not indemnify Trustees against liability to the Trust or its Shareholders resulting from the Trustee's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct as Trustee. Oregon law provides for mandatory indemnification of a corporation's directors against reasonable expenses incurred in connection with a proceeding or claim with respect to which the director is successful in defending. This mandatory indemnification also extends to officers unless a fund's articles of incorporation provide otherwise. In addition, the OBCA permits the Growth Fund to include a provision in its Articles of Incorporation providing that it will indemnify an individual made party to a proceeding because the individual is or was an officer or director against liability (including obligations to pay a judgment, settlement, penalty, fine and reasonable expenses of counsel) incurred in the proceeding provided such persons:

- acted in good faith;

- reasonably believed that their conduct was in the best interests of the corporation or at least not opposed to its interests; and

- in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Growth Fund now provides for such indemnification of current and former officers and directors to the fullest extent not prohibited by law for any such liability. No indemnification may be granted if such person is adjudged liable
(1) to the Fund in connection with a proceeding by or in right of the Fund or
(2) on the basis that personal benefit was improperly received. In addition, the Fund shall pay for or reimburse the reasonable expenses incurred by any such person in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person's good faith belief that the person is entitled to indemnification and (ii) the person's agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification.

Pursuant to Trust XI's Declaration of Trust, Trust XI will indemnify each of its trustees and officers against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees, reasonably incurred by such person while in office or thereafter, by reason of the indemnified person's service as a trustee or officer. Trust XI will not indemnify its trustees and officers against any liability to the Trust or to its Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Legal expenses may be paid from time to time by Trust XI in advance of the final disposition of any such proceeding if Trust XI receives a written undertaking by the indemnified person to reimburse Trust XI in the event it is subsequently determined that the indemnified person is not entitled to such indemnification and (a) the indemnified person shall provide security for his undertaking, or (b) the Trust shall be insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of the Trust or an independent legal counsel, as expressed in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnified person ultimately will be found entitled to indemnification.

APPENDIX G -- DISSENTERS' RIGHTS

                (Right to Dissent and Obtain Payment for Shares)

60.551 DEFINITIONS FOR 60.551 TO 60.594.  As used in ORS 60.551 to 60.594:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

     (4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder. [1987 c.52 sec.124; 1989 c.1040 sec.30]

60.554 RIGHT TO DISSENT. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

     (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

     (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

        (A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

        (B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

     (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

     (f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters' rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 sec.125; 1989 c.1040 sec.31; 1993 c.403 sec.9; 1999 c.362 sec.15]

60.557 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

     (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 sec.126]

(Procedure for Exercise of Rights)

60.561 NOTICE OF DISSENTERS' RIGHTS. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters' rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send the shareholders entitled to assert dissenters' rights the dissenters' notice described in ORS 60.567. [1987 c.52 sec.127]

60.564 NOTICE OF INTENT TO DEMAND PAYMENT. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter. [1987 c.52 sec.128]

60.567 DISSENTERS' NOTICE. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters' notice shall be sent no later than 10 days after the corporate action was taken, and shall:

     (a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

     (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

     (d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

     (e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 sec.129]

60.571 DUTY TO DEMAND PAYMENT. (1) A shareholder sent a dissenters' notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder's shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter. [1987
c.52 sec.130]

60.574 SHARE RESTRICTIONS. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 sec.131]

60.577 PAYMENT. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2) The payment must be accompanied by:

     (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

     (b) A statement of the corporation's estimate of the fair value of the shares;

     (c) An explanation of how the interest was calculated;

     (d) A statement of the dissenter's right to demand payment under ORS 60.587; and

     (e) A copy of ORS 60.551 to 60.594. [1987 c.52 sec.132; 1987 c.579 sec.4]

60.581 FAILURE TO TAKE ACTION. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 sec.133]

60.584 AFTER-ACQUIRED SHARES. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection
(1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under ORS
60.587. [1987 c.52 sec.134]

60.587 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under ORS 60.577 or reject the corporation's offer under ORS 60.584 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

     (a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

     (b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

     (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter's shares. [1987 c.52 sec.135]

(Judicial Appraisal of Shares)

60.591 COURT ACTION. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office is located, or if the principal office is not in this state, where the corporation's registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

     (a) The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

     (b) The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under ORS
60.584. [1987 c.52 sec.136]

60.594 COURT COSTS AND COUNSEL FEES. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

     (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 sec.137]

                             COLUMBIA FUNDS TRUST XI
                         COLUMBIA LARGE CAP GROWTH FUND

                                    FORM N-14
                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                               ___________, 2004


      This Statement of Additional Information (the "SAI") relates to the proposed Acquisition (the "Acquisition") of the Columbia Growth Fund, Inc. (the "Acquired Fund") by Columbia Large Cap Growth Fund (the "Acquiring Fund"), a series of Columbia Funds Trust XI. This SAI contains information which may be of interest to shareholders but which is not included in the combined Prospectus/Proxy Statement dated _________, 2004 (the "Prospectus/Proxy Statement") which relates to the Acquisition. As described in the Prospectus/Proxy Statement, the Acquisition would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund. The Acquiring Fund will be the survivor for accounting purposes. This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to your Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

                                TABLE OF CONTENTS



ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
   AND THE ACQUIRED FUND ................................................   3
FINANCIAL STATEMENTS ....................................................   3
APPENDIX A ..............................................................   A-1

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND AND THE ACQUIRED FUND.

Attached hereto as Appendix A is the Statement of Additional Information of the Acquiring Fund dated February 1, 2004, as supplemented through November 1, 2004.

Further information about the Acquired Fund is contained in the Statement of Additional Information for the Acquired Fund dated January 1, 2004, as supplemented through October 21, 2004, which is available upon request and without charge by writing to the Acquired Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

FINANCIAL STATEMENTS.

The Annual Report for the twelve months ended September 30, 2004, of the Acquiring Fund, which contains historical financial information regarding the Acquiring Fund, has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

The Annual Report for the twelve months ended August 31, 2004, of the Acquired Fund, which contains historical financial information regarding the Acquired Fund, has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

Pro forma financial statements of the Acquiring Fund for the Acquisition are provided on the following pages.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (UNAUDITED)

NOTE 1.  ORGANIZATION

Columbia Large Cap Growth Fund (the "Acquiring Fund"), a series of Columbia Trust XI (the "Trust") is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

INVESTMENT GOAL

The Fund seeks to provide a relatively high total return through long-term capital appreciation and current income.

FUND SHARES

The Fund may issue an unlimited number of shares. The Fund offers six classes of shares: Class A, Class B, Class C, Class G, Class T and Class Z shares. Each share class has its own expense structure.

NOTE 2. BASIS OF COMBINATION

The accompanying pro-forma financial statements are presented to show the effect of the proposed merger of Columbia Growth Fund ("Target Fund"), by the Acquiring Fund as if such merger had occurred on October 1, 2004.

Under the terms of the merger, the combination of the Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The merger will be accomplished by a combination of the net assets of the Target Fund into the Acquiring Fund in exchange for new shares of the Acquiring Fund at net asset value.

The Investment Portfolio and Statement of Assets and Liabilities of the Target and Acquiring Funds have been combined to reflect balances as of September 30, 2004. The Statement of Operations of the Target and Acquiring Funds has been combined to reflect twelve months ended September 30, 2004.

Following the merger the Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the Acquiring Fund and the results of operations for pre-combined periods will not be re-stated.

The accompanying pro-forma financial statements should be read in conjunction with the financial statements of the Acquiring Fund and the Target Fund included within their respective annual shareholder reports dated September 30, 2004 and August 31, 2004, respectively.

The following notes refer to the accompanying pro-forma financial statements as if the above mentioned merger of the Target Fund by the Acquiring Fund had occurred on October 1, 2004.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements.

SECURITY VALUATION

Equity securities are valued at the last sale price on the principal exchange on which they trade, except for securities traded on the NASDAQ, which are valued at the NASDAQ official close price. Unlisted securities or listed securities for which there were no sales during the day are valued at the closing bid price on such exchanges or over-the-counter markets.

Short-term debt obligations maturing within 60 days are valued at amortized cost, which approximates market value.

Investments for which market quotations are not readily available, or quotations which management believes are not appropriate, are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

SECURITY TRANSACTIONS

Security transactions are accounted for on the trade date. Cost is determined and gains (losses) are based upon the specific identification method for both financial statement and federal income tax purposes.

REPURCHASE AGREEMENTS

The Funds may engage in repurchase agreement transactions with institutions that each Fund's investment advisor has determined are creditworthy. Each Fund, through its custodian, receives delivery of underlying securities collateralizing a repurchase agreement. Collateral is at least equal, at all times, to the value of the repurchase obligation including interest. A repurchase agreement transaction involves certain risks in the event of default or insolvency of the counterparty. These risks include possible delays or restrictions upon each Fund's ability to dispose of the underlying securities and a possible decline in the value of the underlying securities during the period while the Fund seeks to assert its rights.

DETERMINATION OF CLASS NET ASSET VALUES

All income, expenses (other than class-specific expenses, as shown on the Statement of Operations), and realized and unrealized gains (losses), are allocated to each class of each Fund on a daily basis, based on the relative net assets of each class, for purposes of determining the net asset value of each class.

FEDERAL INCOME TAX STATUS

Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and will distribute substantially all of its taxable income, if any, for its tax year, and as such will not be subject to federal income taxes. In addition, each Fund intends to distribute in each calendar year substantially all of its net investment income, capital gains and certain other amounts, if any, such that the Fund should not be subject to federal excise tax. Therefore, no federal income or excise tax provision is recorded.

NOTE 4. CAPITAL SHARES

The pro-forma combining net asset value per share assumes the issuance of Acquiring Fund shares to Target Fund shareholders in connection with the proposed merger. The number of shares assumed to be issued is equal to the net asset value of the Target Fund divided by the net asset value per share of the Acquiring Fund as of September 30, 2004. The pro-forma number of shares outstanding, by class, for the combined entity consists of the following at September 30, 2004.

                              Shares of          Additional Shares      Total Shares
                           Acquiring Fund         Assumed Issued        Outstanding
Class of Shares            Pre-Combination         with Merger        Post Combination
---------------            ---------------       -----------------    ----------------
Class A                        208,236              260,805              469,041
Class B                        179,878              128,930              308,808
Class C                         43,857               24,085               67,942
Class G                      2,692,113              761,790            3,453,903
Class Z                     33,634,867           41,633,459           75,268,326

NOTE 5. LEGAL PROCEEDINGS

Columbia, the Distributor, and certain of their affiliates (collectively, "The Columbia Group") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues. The Columbia Group has not uncovered any instances where Columbia or the Distributor were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and the Distributor, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and the Distributor alleging that Columbia and the Distributor had violated certain New York anti-fraud statutes. If either Columbia or the Distributor is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment advisor or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent Columbia, the Distributor or any company that is an affiliated person of Columbia and the Distributor from serving as an investment advisor or distributor for any registered investment company, including your fund. Your fund has been informed by Columbia and the Distributor that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment advisor and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, Columbia and the Distributor entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, Columbia and the Distributor agreed, among other things, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring Columbia and the Distributor to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review Columbia's and the Distributor's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, the Columbia Group and its affiliate Banc of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

In connection with the events described in detail above, various parties have filed suit against certain funds, their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia funds and affiliated entities have been named as defendants in several derivative actions under various sections of the Investment Company Act of 1940, as amended, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various of its affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds, have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, that the likelihood they will have a material adverse impact on any fund is remote, and that the lawsuits are not likely to materially affect its ability to provide investment management services to its clients, including the funds.

For the twelve months ended September 30, 2004, Columbia has assumed legal, consulting services and Trustees' fees incurred by the Funds in connection with these matters.

Pro-forma Combining
Statement of Assets & Liabilities
As of September 30, 2004 (unaudited)
--------------------------------------------------------------------------------

                                                        Columbia              Columbia
                                                         Growth           Large Cap Growth
                                                          Fund                  Fund
                                                                                                 Pro Forma              Pro Forma
                                                       Target Fund         Acquiring Fund       Adjustments             Combined
                                                     ---------------      ---------------      --------------       ---------------
ASSETS:
Investments, at cost                                 $   691,089,316      $   786,800,382      $           --       $ 1,477,889,698
                                                     ---------------      ---------------      --------------       ---------------
Investments, at value                                $   804,558,533      $   910,147,591      $           --       $ 1,714,706,124
Cash                                                             974                  593                  --                 1,567
Receivable for:
   Investments sold                                       24,018,709           17,058,429                  --            41,077,138
   Fund shares sold                                          403,030              851,997                  --             1,255,027
   Interest                                                      122                  418                  --                   540
   Dividends                                                 468,973              510,275                  --               979,248
   Foreign tax reclaims                                       22,956               24,721                  --                47,677
Expense reimbursement due from Investment Advisor                 --                   --                  --                    --
Deferred Trustees' compensation plan                           9,253               49,291                  --                58,544
Other receivables                                                 79                   --                  --                    79
                                                     ---------------      ---------------      --------------       ---------------
        TOTAL ASSETS                                     829,482,629          928,643,315                  --         1,758,125,944
                                                     ---------------      ---------------      --------------       ---------------
LIABILITIES:
Payable to custodian bank                                         --                   --                  --                    --
Payable for:
   Investments purchased                                  12,858,437           14,867,948                                27,726,385
   Fund shares repurchased                                 9,518,881            4,681,197                  --            14,200,078
   Investment advisory fee                                   408,300              545,839                  --               954,139
   Administration fee                                             --               50,415                  --                50,415
   Transfer agent fee                                        196,673              252,485                  --               449,158
   Pricing and bookkeeping fees                               13,813                7,525                  --                21,338
   Trustees' fees                                                 --                2,639                  --                 2,639
   Custody fee                                                 2,907                2,884                  --                 5,791
   Distribution and service fees                               5,875               95,062                  --               100,937
Deferred compensation plan                                     9,253               49,291                  --                58,544
Other liabilities                                            100,694               79,148              63,949 (f)           243,791
                                                     ---------------      ---------------      --------------       ---------------
        TOTAL LIABILITIES                                 23,114,833           20,634,433              63,949            43,813,215
                                                     ---------------      ---------------      --------------       ---------------
 NET ASSETS                                          $   806,367,796      $   908,008,882      $      (63,949)(f)   $ 1,714,312,729
                                                     ===============      ===============      ==============       ===============
COMPOSITION OF NET ASSETS:
Paid-in capital                                      $ 1,054,607,884      $   925,969,281                  --       $ 1,980,577,165
Accumulated investment loss                                  (36,454)             (31,890)     $      (63,949)(f)          (132,293)
Accumulated net realized loss                           (361,672,851)        (141,275,718)                 --          (502,948,569)
Unrealized appreciation on investments                   113,469,217          123,347,209                  --           236,816,426
                                                     ---------------      ---------------      --------------       ---------------
NET ASSETS                                           $   806,367,796      $   908,008,882      $      (63,949)(f)   $ 1,714,312,729
                                                     ===============      ===============      ==============       ---------------
CLASS A: (a)
Net assets                                           $     4,842,911      $     3,866,530      $         (272)      $     8,709,169
Shares outstanding                                           190,346              208,236             260,805 (g)           469,041
                                                     ===============      ===============                           ===============
Net asset value per share (c)                        $         25.44      $         18.57                           $         18.57
                                                     ===============      ===============                           ===============
Maximum sales charge                                            5.75%                5.75%                                     5.75%
Maximum offering price per share (d)                 $         26.99      $         19.70                           $         19.70

CLASS B: (a)
Net assets                                           $     2,290,412      $     3,195,171      $         (225)      $     5,485,358
Shares outstanding                                            91,304              179,878             128,930 (g)           308,808
                                                     ===============      ===============                           ===============
Net asset value and offering price per share (c)     $         25.09      $         17.76                           $         17.76
                                                     ===============      ===============                           ===============
CLASS C: (a) (b)
Net assets                                           $       258,095      $       780,155      $      170,338       $     1,208,588
Shares outstanding                                            10,312               43,857              24,085 (g)            67,942
                                                     ===============      ===============                           ===============
Net asset value and offering price per share (c)     $         25.03      $         17.79                           $         17.79
                                                     ===============      ===============                           ===============

CLASS D: (b)
Net assets                                           $       170,393      $            --      $     (170,393)      $            --
Shares outstanding                                             6,786                   --              (6,786)                   --
                                                     ===============      ===============                           ===============
Net asset value and offering price per share (c)     $         25.11      $            --                           $            --
                                                     ===============      ===============                           ===============

CLASS G: (a)
Net assets                                           $    13,112,717      $    46,327,886      $       (3,263)      $    59,437,340
Shares outstanding                                           521,804            2,692,113             761,790 (g)         3,453,903
                                                     ===============      ===============                           ===============
Net asset value and offering price per share (c)     $         25.13      $         17.21                           $         17.21
                                                     ===============      ===============                           ===============

CLASS T:
Net assets                                           $            --      $   219,128,845      $      (15,433)      $   219,113,412
Shares outstanding                                                --           11,870,378                  --            11,870,378
                                                     ===============      ===============                           ===============
Net asset value per share (c)                        $            --      $         18.46                           $         18.46
                                                     ===============      ===============                           ===============
Maximum sales charge                                                                 5.75%                                     5.75%
Maximum offering price per share (d)                                                19.59                                     19.59

CLASS Z: (a)
Net assets                                           $   785,693,268      $   634,710,295      $      (44,701)      $ 1,420,358,862
Shares outstanding                                        30,681,826           33,634,867          41,633,459 (g)        75,268,326
                                                     ===============      ===============                           ===============
Net asset value, offering and
redemption price per share (e)                       $         25.61      $         18.87                           $         18.87
                                                     ===============      ===============                           ===============

(a) Class A, B, C, G and Z shares of Columbia Growth Fund are exchanged for new Class A, B, C, G and Z shares of Columbia Large Cap Growth Fund, respectively, based on the net asset value per share of Columbia Large Cap Growth Fund's Class A,B,C, G and Z shares, respectively, at the time of the merger.

(b) Class D shares of Columbia Growth Fund are exchanged for new Class C shares of Columbia Large Cap Growth Fund, based on the net asset value per share of Columbia Large Cap Growth Fund's Class C shares at the time of the merger.

(c) Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

(d) On sales of $50,000 or more the offering price is reduced.

(e) Redemption price per share is equal to net asset value less any applicable redemption fees.

(f) Adjustment reflects one time proxy, accounting, legal and other costs of the reorganization as approved by the Board of Trustees of $ 0 and $63,949 to be borne by Columbia Growth Fund and Columbia Large Cap Growth Fund, respectively.

(g) Reflects estimated shares issued to Target Fund shareholders at the time of the merger.

Pro - forma Combining
Statement of Operations
For the Twelve Months Ended September 30, 2004 (unaudited)
--------------------------------------------------------------------------------

                                                Columbia        Columbia
                                                 Growth      Large Cap Growth
                                                  Fund            Fund
                                                                                 Pro Forma          Pro Forma
                                              Target Fund     Acquiring Fund    Adjustments          Combined
                                              ------------    --------------    ------------     ---------------
INVESTMENT INCOME:
Dividends                                     $  8,004,506     $  8,595,842     $         --     $    16,600,348
Interest                                            45,974           73,121               --             119,095
Foreign taxes withheld                             (89,970)         (98,072)              --            (188,042)
                                              ------------     ------------     ------------     ---------------
   Total Investment Income                       7,960,510        8,570,891               --          16,531,401
                                              ------------     ------------     ------------     ---------------
EXPENSES:
Investment advisory fee                          5,436,566        7,131,628          283,276          12,851,470 (a)
Administration fee                                      --          657,017          610,564           1,267,581 (a)
Distribution fee:
      Class B                                       14,484           17,951               --              32,435 (a)
      Class C                                          920            5,054            2,031               8,005 (a) ( c)
      Class D                                        2,031               --           (2,031)                 -- (c)
      Class G                                       93,664          346,467               --             440,131 (a)
Service fee:
      Class A                                       12,329            8,125               --              20,454 (a)
      Class B                                        4,828            5,973               --              10,801 (a)
      Class C                                          307            1,685              682               2,674 (a) (c)
      Class D                                          682               --             (682)                 -- (c)
      Class G                                       43,230          159,908               --             203,138 (a)
Shareholder services fee - Class T                      --          718,452             (387)            718,065 (a)
Transfer agent fee:
      Class A                                       10,742            6,178           (2,519)             14,401 (b)
      Class B                                        4,478            4,643           (1,504)              7,617 (b)
      Class C                                          271            1,285              326               1,882 (b) (c)
      Class D                                          563               --             (563)                 -- (c)
      Class G                                       29,863          120,377          (31,180)            119,060 (b)
      Class T                                           --          489,583          (68,597)            420,986 (b)
      Class Z                                    1,813,632        1,301,556         (351,573)          2,763,615 (b)
Pricing and bookkeeping fees                       155,924          112,216         (132,321)            135,819 (b)
Trustees' fees                                      14,394           28,288           (4,798)             37,884 (b)
Custody fee                                         37,034           42,175               --              79,209 (b)
Non-recurring costs (see Note 5)                    42,776               --               --              42,776
Other expenses                                     429,586          292,721         (163,844)            558,463 (b)
                                              ------------     ------------     ------------     ---------------
   Total Operating Expenses                      8,148,304       11,451,282          136,880          19,736,466
Fees and expenses waived or reimbursed
  by Investment Advisor                                 --          (21,381)      (2,722,070)         (2,743,451)(d)
Custody earnings credit                               (149)            (711)              --                (860)
Non-recurring costs assumed by
  Investment Advisor (see Note 5)                  (42,776)              --               --             (42,776)
                                              ------------     ------------     ------------     ---------------
   Net Expenses                                  8,105,379       11,429,190       (2,585,190)         16,949,379
                                              ------------     ------------     ------------     ---------------
Net Investment loss                               (144,869)      (2,858,299)       2,585,190            (417,978)
                                              ------------     ------------     ------------     ---------------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
Net realized gain on investments                92,843,671       35,926,964               --         128,770,635
Net change in unrealized
  appreciation/depreciation on investments     (33,596,474)      24,493,437               --          (9,103,037)
                                              ------------     ------------     ------------     ---------------
Net Gain                                        59,247,197       60,420,401               --         119,667,598
                                              ------------     ------------     ------------     ---------------

Net Increase in Net Assets from Operations    $ 59,102,328     $ 57,562,102     $  2,585,190     $   119,249,620
                                              ------------     ------------     ------------     ---------------

(a) Based on the contract in effect for Columbia Large Cap Growth Fund, the surviving fund.

(b) Reflects elimination of duplicate expenses achieved as a result of merging funds.

(c) Class D shares of Columbia Growth Fund are exchanged for new Class C shares of Columbia Large Cap Growth Fund.

(d) Expense limit set at lowest pre-merger expense ratio, expected to be contractual at date of merger.

Pro-Forma Combining
Investment Portfolio
September 30, 2004 (unaudited)
--------------------------------------------------------------------------------

                                                                                     COLUMBIA
                                                     COLUMBIA                       LARGE CAP
                                                    GROWTH FUND                    GROWTH FUND

                                   % OF NET
                                    ASSETS              TARGET FUND               ACQUIRING FUND               PRO-FORMA COMBINED
                                   ------------------------------------------------------------------------------------------------
COMMON STOCKS                       98.6%         SHARES        VALUE          SHARES        VALUE          SHARES         VALUE
                                                ---------  -------------     ---------  -------------      --------   -------------
CONSUMER DISCRETIONARY              14.9%
HOTELS, RESTAURANTS & LEISURE        2.2%
Carnival Corp.                                    151,600  $   7,169,164       169,500  $   8,015,655       321,100   $  15,184,819
Marriott International,
  Inc., Class A                                   200,600     10,423,176       228,800     11,888,448       429,400      22,311,624
                                                           -------------                -------------      --------   -------------
                                                              17,592,340                   19,904,103       750,500      37,496,443
                                                           -------------                -------------      --------   -------------

INTERNET & CATALOG RETAIL            1.2%
eBay, Inc. (a)                                    107,300      9,865,162       120,200     11,051,188       227,500      20,916,350
                                                           -------------                -------------                 -------------
                                                               9,865,162                   11,051,188                    20,916,350
                                                           -------------                -------------                 -------------

MEDIA                                1.7%
Omnicom Group                                      76,800      5,611,008        87,100      6,363,526       163,900      11,974,534
XM Satellite Radio Holdings,
  Inc., Class A (a)                               247,800      7,686,756       302,300      9,377,346       550,100      17,064,102
                                                           -------------                -------------                 -------------
                                                              13,297,764                   15,740,872                    29,038,636
                                                           -------------                -------------                 -------------

SPECIALTY RETAIL                     8.0%
Bed Bath & Beyond, Inc. (a)                       195,060      7,238,677       278,500     10,335,135       473,560      17,573,812
Best Buy Co., Inc.                                221,560     12,017,414       251,930     13,664,683       473,490      25,682,097
Chico's FAS, Inc. (a)                             301,700     10,318,140       337,300     11,535,660       639,000      21,853,800
Home Depot, Inc.                                  144,900      5,680,080       159,200      6,240,640       304,100      11,920,720
Lowe's Companies, Inc.                            264,380     14,369,053       311,500     16,930,025       575,880      31,299,078
Staples, Inc.                                     459,200     13,693,344       504,200     15,035,244       963,400      28,728,588
                                                           -------------                -------------                 -------------
                                                              63,316,708                   73,741,387                   137,058,095
                                                           -------------                -------------                 -------------

TEXTILES & APPAREL                   1.8%
Coach, Inc. (a)                                   194,600      8,254,932       216,900      9,200,898       411,500      17,455,830
NIKE, Inc., Class B                                83,500      6,579,800        93,300      7,352,040       176,800      13,931,840
                                                           -------------                -------------                 -------------
                                                              14,834,732                   16,552,938                    31,387,670
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
CONSUMER STAPLES                    10.3%
BEVERAGES                            1.8%
PepsiCo, Inc.                                     293,040     14,256,396       319,300     15,533,945       612,340      29,790,341
                                                           -------------                -------------                 -------------
                                                              14,256,396                   15,533,945                    29,790,341
                                                           -------------                -------------                 -------------

FOOD & STAPLES RETAILING             2.1%
Costco Wholesale Corp.                            230,000      9,558,800       290,600     12,077,336       520,600      21,636,136
Sysco Corp.                                       239,010      7,151,179       257,500      7,704,400       496,510      14,855,579
                                                           -------------                -------------                 -------------
                                                              16,709,979                   19,781,736                    36,491,715
                                                           -------------                -------------                 -------------

FOOD PRODUCTS                        1.0%
Bunge Ltd.                                         50,100      2,002,998        64,700      2,586,706       114,800       4,589,704
Hershey Foods Corp.                               125,100      5,843,421       138,000      6,445,980       263,100      12,289,401
                                                           -------------                -------------                 -------------
                                                               7,846,419                    9,032,686                    16,879,105
                                                           -------------                -------------                 -------------

HOUSEHOLD PRODUCTS                   1.8%
Procter & Gamble Co.                              273,200     14,786,666       305,200     16,517,424       578,400      31,304,090
                                                           -------------                -------------                 -------------
                                                              14,786,666                   16,517,424                    31,304,090
                                                           -------------                -------------                 -------------

PERSONAL PRODUCTS                    2.5%
Alberto-Culver Co., Inc.                          223,945      9,737,129       250,800     10,904,784       474,745      20,641,913
Avon Products, Inc.                               239,500     10,461,360       261,800     11,435,424       501,300      21,896,784
                                                           -------------                -------------                 -------------
                                                              20,198,489                   22,340,208                    42,538,697
                                                           -------------                -------------                 -------------

TOBACCO                              1.1%
Altria Group, Inc.                                197,700      9,299,808       213,700     10,052,448       411,400      19,352,256
                                                           -------------                -------------                 -------------
                                                               9,299,808                   10,052,448                    19,352,256
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
ENERGY                               1.6%
ENERGY EQUIPMENT & SERVICES          1.0%
National-Oilwell, Inc. (a)                        127,500      4,189,650       142,400      4,679,264       269,900       8,868,914
Smith International,  Inc. (a)                     54,900      3,334,077        60,800      3,692,384       115,700       7,026,461
                                                           -------------                -------------                 -------------
                                                               7,523,727                    8,371,648                    15,895,375
                                                           -------------                -------------                 -------------

OIL & GAS                            0.6%
EOG Resources, Inc.                                76,000      5,004,600        82,300      5,419,455       158,300      10,424,055
                                                           -------------                -------------                 -------------
                                                               5,004,600                    5,419,455                    10,424,055
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIALS                           8.8%
CAPITAL MARKETS                      1.7%
Goldman Sachs Group, Inc.                          65,400      6,097,896        73,100      6,815,844       138,500      12,913,740
Merrill Lynch & Co., Inc.                         160,900      7,999,948       179,900      8,944,628       340,800      16,944,576
                                                           -------------                -------------                 -------------
                                                              14,097,844                   15,760,472                    29,858,316
                                                           -------------                -------------                 -------------

COMMERCIAL BANKS                     1.4%
North Fork Bancorporation, Inc.                    72,700      3,231,515        81,300      3,613,785       154,000       6,845,300
Wells Fargo & Co.                                 137,800      8,217,014       153,900      9,177,057       291,700      17,394,071
                                                           -------------                -------------                 -------------
                                                              11,448,529                   12,790,842                    24,239,371
                                                           -------------                -------------                 -------------
CONSUMER FINANCE                     1.8%

American Express Co.                              222,000     11,424,120       239,600     12,329,816       461,600      23,753,936
MBNA Corp.                                        133,300      3,359,160       149,100      3,757,320       282,400       7,116,480
                                                           -------------                -------------                 -------------
                                                              14,783,280                   16,087,136                    30,870,416
                                                           -------------                -------------                 -------------

DIVERSIFIED FINANCIAL
  SERVICES                           1.0%
Citigroup, Inc.                                   182,726      8,061,871       196,300      8,660,756       379,026      16,722,627
                                                           -------------                -------------                 -------------
                                                               8,061,871                    8,660,756                    16,722,627
                                                           -------------                -------------                 -------------

INSURANCE                            2.9%
American International
  Group, Inc.                                     124,200      8,444,358       133,400      9,069,866       257,600      17,514,224
Chubb Corp.                                        64,700      4,547,116        70,700      4,968,796       135,400       9,515,912
Progressive Corp.                                  29,300      2,483,175        32,800      2,779,800        62,100       5,262,975
RenaissanceRe Holdings Ltd.                       157,600      8,129,008       176,100      9,083,238       333,700      17,212,246
                                                           -------------                -------------                 -------------
                                                              23,603,657                   25,901,700                    49,505,357
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
HEALTH CARE                          23.3%
BIOTECHNOLOGY                         2.8%
Amgen, Inc. (a)                                   123,400      6,994,312       134,100      7,600,788       257,500      14,595,100
Biogen Idec, Inc. (a)                              73,100      4,471,527        79,100      4,838,547       152,200       9,310,074
Genentech, Inc. (a)                               213,000     11,165,460       234,700     12,302,974       447,700      23,468,434
                                                           -------------                -------------                 -------------
                                                              22,631,299                   24,742,309                    47,373,608
                                                           -------------                -------------                 -------------

HEALTH CARE EQUIPMENT &
  SUPPLIES                           8.9%
Alcon, Inc.                                       107,900      8,653,580       119,900      9,615,980       227,800      18,269,560
Boston Scientific Corp. (a)                       233,440      9,274,571       256,100     10,174,853       489,540      19,449,424
Kinetic Concepts, Inc. (a)                         88,900      4,671,695        96,500      5,071,075       185,400       9,742,770
St. Jude Medical, Inc. (a)                        166,700     12,547,509       176,200     13,262,574       342,900      25,810,083
Thermo Electron Corp. (a)                         267,700      7,233,254       323,700      8,746,374       591,400      15,979,628
Varian Medical Systems,
  Inc. (a)                                        402,000     13,897,140       441,400     15,259,198       843,400      29,156,338
Zimmer Holdings, Inc. (a)                         197,600     15,618,304       235,900     18,645,536       433,500      34,263,840
                                                           -------------                -------------                 -------------
                                                              71,896,053                   80,775,590                   152,671,643
                                                           -------------                -------------                 -------------

HEALTH CARE PROVIDERS &
  SERVICES                           2.1%
Anthem, Inc. (a)                                   66,500      5,802,125       109,100      9,518,975       175,600      15,321,100
Caremark Rx, Inc. (a)                             311,600      9,993,012       343,100     11,003,217       654,700      20,996,229
                                                           -------------                -------------                 -------------
                                                              15,795,137                   20,522,192                    36,317,329
                                                           -------------                -------------                 -------------

PHARMACEUTICALS                      9.5%
Eli Lilly and Co.                                 126,400      7,590,320       139,300      8,364,965       265,700      15,955,285
Johnson & Johnson                                 458,500     25,827,305       512,200     28,852,226       970,700      54,679,531
Pfizer, Inc.                                      861,433     26,359,850       962,400     29,449,440     1,823,833      55,809,290
Teva Pharmaceutical Industries
  Ltd., ADR                                       653,846     16,967,304       755,100     19,594,845     1,408,946      36,562,149
                                                           -------------                -------------                 -------------
                                                              76,744,779                   86,261,476                   163,006,255
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIALS                         10.1%
COMMERCIAL SERVICES & SUPPLIES       0.9%
Cendant Corp.                                     351,900      7,601,040       394,000      8,510,400       745,900      16,111,440
                                                           -------------                -------------                 -------------
                                                               7,601,040                    8,510,400                    16,111,440
                                                           -------------                -------------                 -------------

ELECTRICAL EQUIPMENT                 0.8%
Rockwell Automation, Inc.                         177,800      6,880,860       195,200      7,554,240       373,000      14,435,100
                                                           -------------                -------------                 -------------
                                                               6,880,860                    7,554,240                    14,435,100
                                                           -------------                -------------                 -------------

INDUSTRIAL CONGLOMERATES             5.4%
3M Co.                                            122,600      9,804,322       137,000     10,955,890       259,600      20,760,212
General Electric Co.                              431,285     14,482,550       483,400     16,232,572       914,685      30,715,122
Tyco International Ltd.                           637,510     19,546,057       712,240     21,837,279     1,349,750      41,383,336
                                                           -------------                -------------                 -------------
                                                              43,832,929                   49,025,741                    92,858,670
                                                           -------------                -------------                 -------------

MACHINERY                            3.0%
Ingersoll-Rand Co., Class A                       136,100      9,250,717       148,200     10,073,154       284,300      19,323,871
ITT Industries, Inc.                              186,500     14,918,135       202,300     16,181,977       388,800      31,100,112
                                                           -------------                -------------                 -------------
                                                              24,168,852                   26,255,131                    50,423,983
                                                           -------------                -------------                 -------------

-----------------------------------------------------------------------------------------------------------------------------------
INFORMATION TECHNOLOGY              24.8%
COMMUNICATIONS EQUIPMENT             4.7%
Avaya, Inc. (a)                                   308,300      4,297,702       336,300      4,688,022       644,600       8,985,724
Cisco Systems, Inc. (a)                         1,105,075     20,001,858     1,204,500     21,801,450     2,309,575      41,803,308
Motorola, Inc.                                    160,400      2,893,616       174,900      3,155,196       335,300       6,048,812
QUALCOMM, Inc.                                    297,300     11,606,592       332,100     12,965,184       629,400      24,571,776
                                                           -------------                -------------                 -------------
                                                              38,799,768                   42,609,852                    81,409,620
                                                           -------------                -------------                 -------------

COMPUTERS & PERIPHERALS              4.6%
Dell, Inc. (a)                                    385,290     13,716,324       415,700     14,798,920       800,990      28,515,244
EMC Corp. (a)                                     331,400      3,824,356       361,200      4,168,248       692,600       7,992,604
International Business
  Machines Corp.                                  139,500     11,960,730       150,500     12,903,870       290,000      24,864,600
Lexmark International, Inc.,
  Class A (a)                                      96,600      8,115,366       107,600      9,039,476       204,200      17,154,842
                                                           -------------                -------------                 -------------
                                                              37,616,776                   40,910,514                    78,527,290
                                                           -------------                -------------                 -------------

ELECTRONIC EQUIPMENT &
  INSTRUMENTS                        1.5%
Flextronics International
  Ltd. (a)                                        325,500      4,312,875       346,000      4,584,500       671,500       8,897,375
Samsung Electronics Co.,
  Ltd., GDR (b)                                    40,000      7,920,000        44,700      8,850,600        84,700      16,770,600
                                                           -------------                -------------                 -------------
                                                              12,232,875                   13,435,100                    25,667,975
                                                           -------------                -------------                 -------------

INTERNET SOFTWARE & SERVICES         1.2%
Yahoo!, Inc. (a)                                  289,900      9,830,509       315,700     10,705,387       605,600      20,535,896
                                                           -------------                -------------                 -------------
                                                               9,830,509                   10,705,387                    20,535,896
                                                           -------------                -------------                 -------------

IT SERVICES                          1.2%
Cognizant Technology Solutions
  Corp., Class A (a)                              309,500      9,442,845       358,000     10,922,580       667,500      20,365,425
                                                           -------------                -------------                 -------------
                                                               9,442,845                   10,922,580                    20,365,425
                                                           -------------                -------------                 -------------

SEMICONDUCTORS & SEMICONDUCTOR
  EQUIPMENT                          4.0%
Altera Corp. (a)                                  203,500      3,982,495       224,300      4,389,551       427,800       8,372,046
Broadcom Corp., Class A (a)                       113,218      3,089,719       125,300      3,419,437       238,518       6,509,156
Intel Corp.                                       716,470     14,372,388       798,000     16,007,880     1,514,470      30,380,268
Linear Technology Corp.                            53,800      1,949,712        59,200      2,145,408       113,000       4,095,120
Marvell Technology Group Ltd. (a)                 246,100      6,430,593       274,100      7,162,233       520,200      13,592,826
Microchip Technology, Inc.                         90,300      2,423,652       101,000      2,710,840       191,300       5,134,492
                                                           -------------                -------------                 -------------
                                                              32,248,559                   35,835,349                    68,083,908
                                                           -------------                -------------                 -------------

SOFTWARE                             7.6%
Amdocs Ltd. (a)                                   271,300      5,922,479       297,700      6,498,791       569,000      12,421,270
Microsoft Corp.                                 1,501,300     41,510,945     1,620,000     44,793,000     3,121,300      86,303,945
Oracle Corp. (a)                                  658,990      7,433,407       733,800      8,277,264     1,392,790      15,710,671
SAP AG, ADR                                       106,000      4,128,700       118,500      4,615,575       224,500       8,744,275
Symantec Corp. (a)                                 63,300      3,473,904        67,400      3,698,912       130,700       7,172,816
                                                           -------------                -------------                 -------------
                                                              62,469,435                   67,883,542                   130,352,977
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
MATERIALS                            4.8%
CHEMICALS                            2.5%
Praxair, Inc.                                     474,700     20,288,678       532,300     22,750,502     1,007,000      43,039,180
                                                           -------------                -------------                 -------------
                                                              20,288,678                   22,750,502                    43,039,180
                                                           -------------                -------------                 -------------

METALS & MINING                      2.3%
Alcoa, Inc.                                       338,900     11,383,651       366,800     12,320,812       705,700      23,704,463
Phelps Dodge Corp.                                 79,890      7,352,277        89,260      8,214,598       169,150      15,566,875
                                                           -------------                -------------                 -------------
                                                              18,735,928                   20,535,410                    39,271,338
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON STOCKS                                          797,744,293                  892,476,259                 1,690,220,552
                                                           -------------                -------------                 -------------
PREFERRED STOCK                      0.7%
CONSUMER DISCRETIONARY               0.7%
MEDIA                                0.7%
News Corp., Ltd., ADR                             128,000      4,010,240       264,400      8,158,332       392,400      12,168,572
                                                           -------------                -------------                 -------------
                                                               4,010,240                    8,158,332                    12,168,572
                                                           -------------                -------------                 -------------


SHORT-TERM OBLIGATIONS               0.7%           PAR                     PAR                             PAR
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase agreement with
   State Street
   Bank & Trust Co., dated
   09/30/04, due
   10/01/04 at 1.580%,
   collateralized by a
   U.S. Treasury Bond,
   maturing 02/15/31,
   market value $9,707,958
   (repurchase proceeds $9,513,418)            $       --             --    $9,513,000      9,513,000    $9,513,000       9,513,000
                                                           -------------                -------------                 -------------

Repurchase agreement with
   State Street
   Bank & Trust Co., dated
   09/30/04, due
   10/01/04 at 1.570%,
   collateralized by a
   U.S. Treasury Note,
   maturing 08/15/12,
   market value $2,865,200
   (repurchase proceeds
   $2,804,122)                                  2,804,000     2,804,000            --             --     2,804,000       2,804,000
                                                           -------------                -------------                 -------------
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHORT-TERM OBLIGATIONS
  AT MARKET AND COST                                           2,804,000                    9,513,000                    12,317,000
                                                           -------------                -------------                 -------------
TOTAL INVESTMENTS AT MARKET          100.0%                  804,558,533                  910,147,591                 1,714,706,124
-----------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS & LIABILITIES,
  NET                                  0.0%                    1,809,263                   (2,202,658)                     (393,395)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                           100.0%                $ 806,367,796                $ 907,944,933               $ 1,714,312,729
                                     ------                =============                =============               ===============

TOTAL INVESTMENTS AT COST                                  $ 691,089,316 (c)            $ 786,800,382 (d)           $ 1,477,889,698
                                                           =============                =============               ===============

NOTES TO INVESTMENT PORTFOLIO:
-----------------------------------------------------------------------------------------------------------------------------------

(a)      Non-income producing security.

(b) Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2004, the value of this security represents 1.0% of net assets.

(c) Cost for both financial statement and federal income tax purposes is the same.

(d)      Cost for federal tax purposes is $798,246,142.



            ACRONYM                                 NAME
            -------                                 ----
              ADR                        American Depositary Receipt
              GDR                         Global Depositary Receipt

APPENDIX A

Columbia Funds Trust I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

Columbia Funds Trust II
Columbia Newport Greater China Fund
Columbia Money Market Fund

Columbia Funds Trust III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund
Columbia Federal Securities Fund

Columbia Funds Trust IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

Columbia Funds Trust V
Columbia California Tax-Exempt Fund
Columbia Connecticut Tax-Exempt Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia New York Tax-Exempt Fund
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Intermediate Tax-Exempt Bond Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Connecticut Intermediate Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Florida Intermediate Municipal Bond Fund
Columbia Pennsylvania Intermediate Municipal Bond Fund

Columbia Funds Trust VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

Columbia Funds Trust VII
Columbia Newport Tiger Fund
Columbia Europe Fund

Columbia Funds Trust VIII
Columbia Income Fund
Columbia Intermediate Bond Fund

Columbia Funds Trust IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

Columbia Funds Trust XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund
Columbia European Thematic Equity Fund
Columbia Asset Allocation Fund
Columbia Dividend Income Fund
Columbia Large Cap Core Fund
Columbia International Equity Fund
Columbia Large Cap Growth Fund
Columbia Disciplined Value Fund
Columbia Small Cap Fund
Columbia Small Company Equity Fund

The Funds listed above are referred to collectively as the "Funds" and the Trusts listed above are referred to collectively as the "Trusts."

Supplement to the Statements of Additional Information
Under the heading "HOW TO BUY SHARES", the seventh paragraph is deleted and replaced with the following:

In addition to the commissions specified in a Fund's prospectus and this SAI, CFD, or its advisory affiliates, from their own resources, may make cash payments to FSFs that agree to promote the sale of shares of funds that CFD distributes. A number of factors may be considered in determining the amount of those payments, including the FSF's sales, client assets invested in the funds and redemption rates, the quality of the FSF's relationship with CFD and/or its affiliates, and the nature of the services provided by FSFs to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the FSF's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, CFD may also pay non-cash compensation to FSFs and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for FSF educational or training events.

In addition, CFD, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Fund.

As of the date of this Supplement, CFD and its affiliates anticipate that the FSFs and intermediaries that will receive the additional compensation described above include:

1st Global Capital Corp
401 Company
ABN AMRO Trust Services
ADP Retirement Services
Advest

AEGON/Transamerica
AG Edwards
American Century Services
American Express
AMG
AON Consulting
AST Trust Company
Banc of America Investment Services
BancOne
Bear Stearns
Benefit Plan Administrators
Bidwell & Company
BNY Clearing
C N A Trust
Charles Schwab
CIBC Oppenheimer
Citigroup Global Markets
CitiStreet Associates LLC
City National Bank
City of Milwaukee
Columbia Trust Company
Commonwealth Financial
Compensation & Capital
CPI Qualified Plan Consultants
Daily Access Concepts
Davenport & Company
Delaware Investments
Digital Retirement Solutions
Discover Brokerage
Dreyfus/Mellon
Edgewood Services
Edward Jones
E-Trade,
ExpertPlan
FAS Liberty Life Spectrum
Ferris Baker Watts
Fidelity
Financial Data Services
Franklin Templeton
Freeman Welwood
Gem Group
Great West Life
Hewitt Associates LLC
Huntington Bank
ING Intermountain Health Care
Investmart, Inc.
Investment Manager Services (IMS)
Janney Montgomery Scott
JJB Hilliard Lyons
JP Morgan/American Century
Kenney Investments
Kirkpatrick Pettis Smith Polian Inc
Legg Mason Wood Walker
Liberty Life
Lincoln Financial
Lincoln Life

Linsco Private Ledger
M & T Securities
Marquette Trust Company
Mass Mutual Life
Matrix Settlement & Clearance Services (MSCS)
McDonald Investments
Merrill Lynch
MetLife
MFS
Mfund Trax
MidAtlantic Capital
Milliman USA
Morgan Keegan
Morgan Stanley Dean Witter
PFPC
Nationwide Investment Services
Neuberger Berman Mgmt
NFP Securities
NSD -NetStock Sharebuilder
NYLife Distributors
Optimum Investment Advisors
Orbitex
Pershing LLC
Phoenix Home Life
Piper Jaffray
PNC
PPI Employee Benefits
Private Bank & Trust
Prudential
Putnam Investments
Raymond James
RBC Dain Rausher
Robert W Baird
Royal Alliance
RSM McGladrey Inc.
Safeco
Scott & Stringfellow
Scudder Investments
Security Benefit
Segall Bryant Hamill
South Trust Securities
Southwest Securities
Standard Insurance
Stanton Group
State of NY Deferred Compensation Plan
Stephens, Inc.
Stifel Nicolaus & Co
Strong Capital
Sungard T Rowe Price
Trustar Retirement Services
Trustlynx/Datalynx
UBS Financial Services
USAA Investment Management
Vanguard
Wachovia
TD Waterhouse

Webster Investment Services
Wells Fargo
Wilmington Trust

Please contact your FSF or intermediary for details about payments it may receive.


G-35/554T-1004                                                 November 1, 2004

COLUMBIA FUNDS TRUST I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund

COLUMBIA FUNDS TRUST II
Columbia Money Market Fund

COLUMBIA FUNDS TRUST III
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund

COLUMBIA FUNDS TRUST IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

COLUMBIA FUNDS TRUST V
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Small Company Index Fund

COLUMBIA FUNDS TRUST VIII
Columbia Income Fund
Columbia Intermediate Bond Fund


The funds listed above are all referred to collectively as the "Funds" and the Trusts listed above are all referred to collectively as the "Trusts."






              SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

The disclosure following the caption "Trustees and Officers" located in the section "Management of the Funds" in Part 2 of the Statement of Information is restated in its entirety:



TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)


The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below.

DISINTERESTED TRUSTEES



                                                                                    Number of
                                                                                   Portfolios
                                        Year First                                     in
                                        Elected or                                    Fund
                                         Appointed                                   Complex          Other
                            Position     to Office     Principal Occupation(s)      Overseen      Directorships
  Name, Address and Age    with Funds       (1)         During Past Five Years     By Trustee    Held by Trustee
-------------------------- ------------ ------------ ----------------------------- ------------ ------------------
Douglas A. Hacker          Trustee      1996         Executive Vice President -    118          Orbitz, Inc.
(Age 48)                                             Strategy of United Airlines                (on-line travel
P.O. Box 66100 Chicago,                              (airline) from December,                   company)
IL 60666                                             2002 (formerly President
                                                     of UAL Loyalty Services
                                                     (airline) from September,
                                                     2001 to December, 2002;
                                                     Executive Vice President
                                                     and Chief Financial Officer
                                                     of United Airlines from
                                                     March, 1999 to September,
                                                     2001; Senior Vice
                                                     President-Finance from
                                                     March, 1993 to July, 1999).

Janet Langford Kelly       Trustee      1996         Private Investor since        118          None
(Age 46)                                             March, 2004 (formerly Chief
9534 W. Gull Lake Drive                              Administrative Officer and
Richland, MI 49083-8530                              Senior Vice President,
                                                     Kmart Holding Corporation
                                                     (consumer goods), from
                                                     September, 2003 to March,
                                                     2004; Executive Vice
                                                     President-Corporate
                                                     Development and
                                                     Administration, General
                                                     Counsel and Secretary,
                                                     Kellogg Company (food
                                                     manufacturer), from
                                                     September, 1999 to August,
                                                     2003; Senior Vice
                                                     President, Secretary and
                                                     General Counsel, Sara Lee
                                                     Corporation (branded,
                                                     packaged, consumer-products
                                                     manufacturer) from January,
                                                     1995 to September, 1999).

Richard W. Lowry           Trustee      1995         Private Investor since        120(3)       None
(Age 68)                                             August, 1987 (formerly
10701 Charleston Drive                               Chairman and Chief
Vero Beach, FL 32963                                 Executive Officer, U.S.
                                                     Plywood Corporation
                                                     (building products
                                                     manufacturer)).

Charles R. Nelson          Trustee      1981         Professor of Economics,       118          None
(Age 62)                                             University of Washington,
Department of Economics                              since January, 1976; Ford
University of Washington                             and Louisa Van Voorhis
Seattle, WA 98195                                    Professor of Political
                                                     Economy, University of
                                                     Washington,

                                                     since September, 1993
                                                     (formerly Director,
                                                     Institute for Economic
                                                     Research, University of
                                                     Washington from September,
                                                     2001 to June, 2003) Adjunct
                                                     Professor of Statistics,
                                                     University of Washington,
                                                     since September, 1980;
                                                     Associate Editor, Journal
                                                     of Money Credit and
                                                     Banking, since September,
                                                     1993; consultant on
                                                     econometric and statistical
                                                     matters.

John J. Neuhauser          Trustee      1985         Academic Vice President and   121(3),(4)   Saucony, Inc.
(Age 61)                                             Dean of Faculties since                    (athletic
84 College Road                                      August, 1999, Boston                       footwear)
Chestnut Hill, MA 02467-3838                         College (formerly Dean, Boston
                                                     College School of
                                                     Management from September,
                                                     1977 to September, 1999).

Patrick J. Simpson         Trustee      2000         Partner, Perkins Coie         118          None
(Age 60)                                             L.L.P. (law firm).
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128

Thomas E. Stitzel          Trustee      1998         Business Consultant since     118          None
(Age 68)                                             1999 (formerly Professor of
2208 Tawny Woods Place                               Finance from 1975 to 1999,
Boise, ID 83706                                      College of Business, Boise
                                                     State University);
                                                     Chartered Financial Analyst.

Thomas C. Theobald         Trustee      1996         Partner and Senior Advisor,   118          Anixter
(Age 67) (5)               and                       Chicago Growth Partners                    International
303 W. Madison Suite       Chairman                  (private equity investing)                 (network support
2500 Chicago, IL 60606     of the                    since September, 2004                      equipment
                           Board                     (formerly Managing                         distributor);
                                                     Director, William Blair                    Ventas, Inc.
                                                     Capital Partners (private                  (real estate
                                                     equity investing) from                     investment
                                                     September, 1994 to                         trust);
                                                     September, 2004).                          Jones Lang
                                                                                                LaSalle
                                                                                                (real estate
                                                                                                management
                                                                                                services)
                                                                                                and MONY Group
                                                                                                (life
                                                                                                insurance)

Anne-Lee Verville          Trustee      1998         Retired since 1997            119(4)       Chairman of the
(Age 59)                                             (formerly General Manager,                 Board of
359 Stickney Hill Road                               Global Education Industry,                 Directors, Enesco
Hopkinton, NH 03229                                  IBM Corporation (computer                  Group,
                                                     and technology) from 1994                  Inc.(designer,
                                                     to 1997).                                  importer and
                                                                                                distributor of
                                                                                                giftware and
                                                                                                collectibles)

Richard L. Woolworth       Trustee      1991         Retired since December 2003   118          Northwest
(Age 63)                                             (formerly Chairman and                     Natural Gas Co.
100 S.W. Market Street                               Chief Executive Officer,                   (natural gas
#1500                                                The Regence Group (regional                service provider)
Portland, OR 97207                                   health insurer); Chairman
                                                     and Chief Executive
                                                     Officer, BlueCross
                                                     BlueShield of Oregon;
                                                     Certified Public
                                                     Accountant, Arthur
                                                     Young & Company)


INTERESTED TRUSTEE


                                            Year
                                           First                                    Number of
                                          Elected                                  Portfolios
                                             or                                        in
                                         Appointed                                    Fund
                                             to                                      Complex          Other
                             Position      Office      Principal Occupation(s)      Overseen      Directorships
  Name, Address and Age     with Funds      (1)        During Past Five Years      By Director  Held by Director
--------------------------- ------------ ---------- ------------------------------ ------------ ------------------
William E. Mayer(2)         Trustee      1994       Managing Partner, Park         120(3)       Lee Enterprises
(Age 64)                                            Avenue Equity Partners                      (print media),
399 Park Avenue                                     (private equity) since                      WR Hambrecht +
Suite 3204                                          February, 1999 (formerly                    Co. (financial
New York, NY 10022                                  Founding Partner,                           service
                                                    Development Capital LLC from                provider); First
                                                    November 1996 to February,                  Health
                                                    1999).                                      (healthcare);
                                                                                                Reader's Digest
                                                                                                (publishing);
                                                                                                OPENFIELD
                                                                                                Solutions
                                                                                                (retail industry
                                                                                                technology
                                                                                                provider)



(1) In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard
L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds.

The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

(2) Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

(3) Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds (as defined in Part 1 of this SAI).

(4) Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

(5) Mr. Theobald was appointed as Chairman of the Board effective December 10, 2003.


OFFICERS


                                                   Year First
                                                   Elected or
                                 Position with     Appointed            Principal Occupation(s)
    Name, Address and Age            Funds         to Office            During Past Five Years
------------------------------- ----------------- ------------ ------------------------------------------
Christopher L. Wilson           President         2004         President of the Columbia Funds, Liberty
(Age 47)                                                       Funds and Stein Roe Funds since October,
One Financial Center                                           2004 (formerly President and Chief
Boston, MA 02111                                               Executive Officer, CDC IXIS Asset
                                                               Management Services, Inc. from
                                                               September, 1998 to August, 2004).

J. Kevin Connaughton            Treasurer         Since 2000   Treasurer of the Columbia Funds since
(Age 39)                                                       October, 2003 and of the Liberty Funds,
One Financial Center                                           Stein Roe Funds and All-Star Funds since
Boston, MA 02111                                               December, 2000; Vice President of the
                                                               Advisor since April, 2003 (formerly
                                                               President of the Columbia Funds, Liberty
                                                               Funds and Stein Roe Funds from February,
                                                               2004 to October, 2004; Chief Accounting
                                                               Officer and Controller of the Liberty Funds
                                                               and of the All-Star Funds from February,
                                                               1998 to October, 2000); Treasurer of the
                                                               Galaxy Funds since September, 2002;
                                                               Treasurer, Columbia Management
                                                               Multi-Strategy Hedge Fund, LLC since
                                                               December, 2002 (formerly Vice President of
                                                               Colonial Management Associates, Inc. from
                                                               February, 1998 to October, 2000).

Mary Joan Hoene                 Senior Vice       2004         Senior Vice President and Chief
(Age 54)                        President and                  Compliance Officer of the Columbia
40 West 57th Street             Chief                          Funds, Liberty Funds and Stein Roe Funds
New York, NY 10019              Compliance                     since August, 2004; Chief Compliance
                                Officer                        Officer of the All-Star Funds since
                                                               2004; Counsel, Carter, Ledyard & Milburn
                                                               LLP from November, 1999 to December,
                                                               2000; Vice President and Counsel,
                                                               Equitable Life Assurance Society of the
                                                               United States from April, 1998 to
                                                               November, 1999).

Michael G. Clarke               Chief             2004         Chief Accounting Officer of the Columbia
(Age 34)                        Accounting                     Funds, Liberty Funds, Stein Roe Funds
One Financial Center            Officer                        and All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Controller of the Columbia
                                                               Funds, Liberty Funds, Stein Roe Funds and
                                                               All-Star Funds from May, 2004 to October,
                                                               2004; Assistant Treasurer from June, 2002
                                                               to May, 2004; Vice President, Product
                                                               Strategy & Development of the Liberty Funds
                                                               and Stein Roe Funds from February, 2001 to
                                                               June, 2002; Assistant Treasurer of the
                                                               Liberty Funds, Stein Roe Funds and the
                                                               All-Star Funds from August, 1999 to
                                                               February, 2001; Audit Manager, Deloitte &
                                                               Touche LLP from May, 1997 to August, 1999).

Jeffrey R. Coleman              Controller        2004         Controller of the Columbia Funds,
(Age 34)                                                       Liberty Funds, Stein Roe Funds and
One Financial Center                                           All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Vice President of CDC IXIS
                                                               Asset Management Services, Inc. and
                                                               Deputy Treasurer of the CDC Nvest Funds
                                                               and Loomis Sayles Funds from February, 2003
                                                               to September, 2004; Assistant Vice
                                                               President of CDC IXIS Asset Management
                                                               Services, Inc. and Assistant Treasurer of
                                                               the CDC Nvest Funds from August, 2000 to
                                                               February, 2003; Tax Manager of PFPC, Inc.
                                                               from November, 1996 to August, 2000).

David A. Rozenson               Secretary         2003         Secretary of the Columbia Funds, Liberty
(Age 50)                                                       Funds, Stein Roe Funds
One Financial Center                                           and All-Star Funds since December, 2003;
Boston, MA 02111                                               Senior Counsel, Bank of America
                                                               Corporation (formerly FleetBoston Financial
                                                               Corporation) since January, 1996; Associate
                                                               General Counsel, Columbia Management Group
                                                               since November, 2002.

G-35/296T-1004                                                  October 15, 2004

COLUMBIA FUNDS TRUST I
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II*
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

COLUMBIA FUNDS TRUST II
Columbia Newport Greater China Fund

COLUMBIA FUNDS TRUST III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Federal Securities Fund

COLUMBIA FUNDS TRUST V
Columbia California Tax-Exempt Fund*
Columbia Connecticut Tax-Exempt Fund*
Columbia Massachusetts Tax-Exempt Fund*
Columbia New York Tax-Exempt Fund*
Columbia Intermediate Tax-Exempt Bond Fund*
Columbia Massachusetts Intermediate Municipal Bond Fund*
Columbia Connecticut Intermediate Municipal Bond Fund*
Columbia New Jersey Intermediate Municipal Bond Fund*
Columbia New York Intermediate Municipal Bond Fund*
Columbia Rhode Island Intermediate Municipal Bond Fund*
Columbia Florida Intermediate Municipal Bond Fund*
Columbia Pennsylvania Intermediate Municipal Bond Fund*

COLUMBIA FUNDS TRUST VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

COLUMBIA FUNDS TRUST VII
Columbia Newport Tiger Fund
Columbia Europe Fund*

COLUMBIA FUNDS TRUST VIII
Columbia High Yield Municipal Fund*
Columbia Managed Municipals Fund*

COLUMBIA FUNDS TRUST IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

COLUMBIA FUNDS TRUST XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund*
Columbia European Thematic Equity Fund*
Columbia Asset Allocation Fund*

Columbia Dividend Income Fund*
Columbia Large Cap Core Fund*
Columbia International Equity Fund*
Columbia Large Cap Growth Fund*
Columbia Disciplined Value Fund*
Columbia Small Cap Fund*
Columbia Small Company Equity Fund*




The funds listed above are all referred to collectively as the "Funds" and the Trusts listed above are all referred to collectively as the "Trusts".


             SUPPLEMENT TO THE STATEMENTS OF ADDITIONAL INFORMATION
                   (REPLACING SUPPLEMENT DATED MARCH 31, 2004

Each Fund's Statement of Additional Information is amended as follows:

         1. Effective March 1, 2004, PricewaterhouseCoopers LLP, located at 125 High Street, Boston, Massachusetts 02110-1707, replaced Ernst & Young LLP as independent accountants for all of the Funds. PricewaterhouseCoopers LLP provides audit and tax return review services, and assistance and consultation in connection with the review of various Securities and Exchange Commission filings. (Relevant to funds with asterisk.)

         2. Effective June 18, 2003, Salvatore Macera retired as a Trustee from the Board of Trustees/Managers.

         3. At the June, 2003 Board of Trustees meeting the Trustees approved the following changes to the compensation for the Trustees:

         The Trustees serve as trustees of all open-end funds managed by Columbia Management Advisors, Inc. for which each Trustee will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. The Chairman of the Board receives an annual retainer of $40,000. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and Committee chairs receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. The Audit Committee chair receives an annual retainer of $10,000 and receives $2,000 for each Audit Committee meeting. Committee members receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.

         4. Each of the committees listed under the section TRUSTEES AND TRUSTEES' FEES have had a change in the committee members. The following changes were effective October 8, 2003:

AUDIT COMMITTEE

         Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Funds.

GOVERNANCE COMMITTEE

         Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Funds.

ADVISORY FEES & EXPENSES COMMITTEE

         Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Funds.

         5. The paragraph Trading Oversight Committee under the section TRUSTEES AND TRUSTEES' FEES is replaced with the following:

INVESTMENT OVERSIGHT COMMITTEES

Beginning in 2004, each Trustee of the Funds also began serving on an Investment Oversight Committee ("IOC"). Each IOC is responsible for monitoring, on an ongoing basis, a select group of funds in the Fund Complex and gives particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC meets four times a year. The following are members of the respective IOCs and the general categories of funds in the Fund Complex which they review:

         IOC #1: Messrs. Lowry, Mayer and Neuhauser are responsible for reviewing funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

         IOC #2: Mr. Hacker and Ms. Verville are responsible for reviewing funds in the following asset categories:
                           Large Blend, Small Blend, Foreign Stock, Fixed Income
                           - Multi Sector, Fixed Income - Core and Young
                           Investor.

         IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly are responsible for reviewing funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

         IOC#4: Messrs. Nelson, Simpson and Woolworth are responsible for reviewing funds in the following asset categories: Large/Multi-Cap Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity and Taxable Fixed Income.

         6. On October 7, 2003 the Board of Trustees/Managers of the Trusts elected Patrick J. Simpson and Richard L. Woolworth as new trustees of the Trusts.

         7. The following table sets forth the compensation paid to Messrs. Simpson and Woolworth in their capacities as Trustees of the Columbia
         Board:

Trustee                                       Total Compensation from the Columbia Funds Complex
                                              Paid to the Trustees for the Calendar Year Ended
                                              December 31, 2003
Patrick J. Simpson                            $64,234


Richard L. Woolworth                          64,234

         8. As of December 31, 2003, Messrs. Simpson and Woolworth did not own any shares of the Funds. Under the heading SHARE OWNERSHIP under the section TRUSTEES AND TRUSTEES' FEES the column "Aggregate Dollar Range of Equity Securities Owned in All Funds Overseen by Trustee in Columbia Funds Complex" is revised as follows:


The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2003 (i) in each Fund and (ii) in the funds in the Fund Complex:


DISINTERESTED TRUSTEES

Name of Trustee                                         Aggregate Dollar Range of Equity Securities Owned
                                                        in All Funds Overseen by Trustee in Fund Complex

Patrick J. Simpson                                      $50,001-$100,000

Richard L. Woolworth                                    Over $100,000

         9. The disclosure following the caption "Trustees and Officers" located in the section "Management of the Funds" in Part 2 of the Statement of Information is restated in its entirety:

TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)

The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below.


DISINTERESTED TRUSTEES

                                                                                         Number of
                                                                                         Portfolios
                                                                                             in
                                        Year First                                          Fund
                                        Elected or                                        Complex       Other
                                         Appointed                                        Overseen  Directorships
                            Position     to Office     Principal Occupation(s) During        By        Held by
  Name, Address and Age    with Funds       (1)               Past Five Years             Trustee      Trustee
-------------------------  ------------ ------------ ----------------------------------- ---------- --------------
Douglas A. Hacker          Trustee      1996         Executive Vice President -          118        Orbitz, Inc.
(Age 48)                                             Strategy of United Airlines                    (on-line
P.O. Box 66100                                       (airline) from December, 2002                  travel
Chicago, IL 60666                                    (formerly President                            company)
                                                     of UAL Loyalty Services
                                                     (airline) from September,
                                                     2001 to December, 2002;
                                                     Executive Vice President
                                                     and Chief Financial Officer
                                                     of United Airlines from
                                                     March, 1999 to September,
                                                     2001; Senior Vice
                                                     President-Finance from
                                                     March, 1993 to July, 1999).

Janet Langford Kelly       Trustee      1996         Private Investor since March,       118        None
(Age 46)                                             2004 (formerly Chief
9534 W. Gull Lake Drive                              Administrative Officer and Senior
Richland, MI 49083-8530                              Vice President, Kmart Holding
                                                     Corporation (consumer
                                                     goods), from September,
                                                     2003 to March, 2004;
                                                     Executive Vice
                                                     President-Corporate
                                                     Development and
                                                     Administration, General
                                                     Counsel and Secretary,
                                                     Kellogg Company (food
                                                     manufacturer), from
                                                     September, 1999 to August,
                                                     2003; Senior Vice
                                                     President, Secretary and
                                                     General Counsel, Sara Lee
                                                     Corporation (branded,
                                                     packaged, consumer-products
                                                     manufacturer) from January,
                                                     1995 to September, 1999).

Richard W. Lowry           Trustee      1995         Private Investor since August,      120(3)     None
(Age 68)                                             1987 (formerly Chairman and Chief
10701 Charleston Drive                               Executive Officer, U.S. Plywood
Vero Beach, FL 32963                                 Corporation
                                                     (building products manufacturer)).

Charles R. Nelson          Trustee      1981         Professor of Economics,             118        None
(Age 62)                                             University of Washington, since
Department of Economics                              January, 1976; Ford and Louisa
University of Washington                             Van Voorhis Professor of
Seattle, WA 98195                                    Political Economy,
                                                     University of Washington, since
                                                     September, 1993 (formerly
                                                     Director, Institute for Economic
                                                     Research, University of
                                                     Washington from
                                                     September, 2001 to June, 2003)
                                                     Adjunct Professor of Statistics,
                                                     University of Washington, since
                                                     September, 1980; Associate
                                                     Editor, Journal of Money Credit
                                                     and Banking, since September,
                                                     1993; consultant on econometric
                                                     and statistical matters.

John J. Neuhauser          Trustee      1985         Academic Vice President and Dean    121(3),    Saucony, Inc.
(Age 61)                                             of Faculties since August, 1999,    (4)        (athletic
84 College Road                                      Boston College (formerly Dean,                 footwear)
Chestnut Hill, MA 02467-3838                         Boston College School of
                                                     Management from September,
                                                     1977 to September, 1999).

Patrick J. Simpson         Trustee      2000         Partner, Perkins Coie L.L.P. (law   118        None
(Age 60)                                             firm).
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128

Thomas E. Stitzel          Trustee      1998         Business Consultant since 1999      118        None
(Age 68)                                             (formerly Professor of Finance
2208 Tawny Woods Place                               from 1975 to 1999, College of
Boise, ID 83706                                      Business, Boise State
                                                     University); Chartered Financial
                                    Analyst.

Thomas C. Theobald         Trustee      1996         Partner and Senior Advisor,         118        Anixter
(Age 67)(5)                and                       Chicago Growth Partners (private               International
303 W. Madison Suite       Chairman                  equity investing) since                        (network
2500 Chicago, IL 60606     of the                    September, 2004 (formerly                      support
                           Board                     Managing Director, William Blair               equipment
                                                     Capital Partners (private equity               distributor);
                                                     investing) from September, 1994                Ventas, Inc.
                                                     to September, 2004).                           (real estate
                                                                                                    investment
                                                                                                    trust);
                                                                                                    Jones Lang
                                                                                                    LaSalle
                                                                                                    (real estate
                                                                                                    management
                                                                                                    services)
                                                                                                    and MONY
                                                                                                    Group (life
                                                                                                    insurance)

Anne-Lee Verville          Trustee      1998         Retired since 1997 (formerly        119(4)     Chairman of
(Age 59)                                             General Manager, Global Education              the Board of
359 Stickney Hill Road                               Industry, IBM Corporation                      Directors,
Hopkinton, NH 03229                                  (computer and technology) from                 Enesco
                                                     1994 to 1997).                                 Group,
                                                                                                    Inc.(designer,
                                                                                                    importer and
                                                                                                    distributor
                                                                                                    of
                                                                                                    giftware and
                                                                                                    collectibles)

Richard L. Woolworth       Trustee      1991         Retired since December 2003         118        Northwest
(Age 63)                                             (formerly Chairman and Chief                   Natural Gas
100 S.W. Market Street                               Executive Officer, The Regence                 Co. (natural
#1500                                                Group (regional health insurer);               gas service
Portland, OR 97207                                   Chairman                                       provider)
                                                     and Chief Executive Officer,
                                                     BlueCross BlueShield of Oregon;
                                                     Certified Public Accountant,
                                                     Arthur Young & Company)

INTERESTED TRUSTEE


                                            Year
                                           First                                          Number of
                                          Elected                                         Portfolios
                                             or                                               in          Other
                                         Appointed                                           Fund       Director-
                                             to                                            Complex        ships
                             Position      Office     Principal Occupation(s) During     Overseen By     Held by
  Name, Address and Age     with Funds      (1)               Past Five Years              Director     Director
--------------------------  -----------  ---------- ------------------------------------ ------------- -----------
William E. Mayer(2)         Trustee      1994       Managing Partner, Park Avenue        120(3)        Lee
(Age 64)                                            Equity Partners (private equity)                   Enterprises
399 Park Avenue                                     since February, 1999 (formerly                     (print
Suite 3204                                          Founding Partner, Development                      media),
New York, NY 10022                                  Capital LLC from November 1996 to                  WR
                                                    February, 1999).                                   Hambrecht
                                                                                                       + Co.
                                                                                                       (financial
                                                                                                       service
                                                                                                       provider);
                                                                                                       First
                                                                                                       Health
                                                                                                       (healthcare);
                                                                                                       Reader's
                                                                                                       Digest
                                                                                                       (publishing);
                                                                                                       OPENFIELD
                                                                                                       Solutions
                                                                                                       (retail
                                                                                                       industry
                                                                                                       technology
                                                                                                       provider)



1. In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

2. Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

3. Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds (as defined in Part 1 of this SAI).

4. Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

5. Mr. Theobald was appointed as Chairman of the Board effective December 10, 2003.


OFFICERS

                                                   Year First
                                                   Elected or
                                 Position with     Appointed            Principal Occupation(s)
    Name, Address and Age            Funds         to Office            During Past Five Years
------------------------------- ----------------- ------------ ------------------------------------------

Christopher L. Wilson           President         2004         President of the Columbia Funds, Liberty
(Age 47)                                                       Funds and Stein Roe Funds since October,
One Financial Center                                           2004 (formerly President and Chief
Boston, MA 02111                                               Executive Officer, CDC IXIS Asset
                                                               Management Services, Inc. from
                                                               September, 1998 to August, 2004).

J. Kevin Connaughton            Treasurer         Since 2000   Treasurer of the Columbia Funds since
(Age 39)                                                       October, 2003 and of the Liberty Funds,
One Financial Center                                           Stein Roe Funds and All-Star Funds since
Boston, MA 02111                                               December, 2000; Vice President of the
                                                               Advisor since April, 2003 (formerly
                                                               President of the Columbia Funds, Liberty
                                                               Funds and Stein Roe Funds from February,
                                                               2004 to October, 2004; Chief Accounting
                                                               Officer and Controller of the Liberty Funds
                                                               and of the All-Star Funds from February,
                                                               1998 to October, 2000); Treasurer of the
                                                               Galaxy Funds since September, 2002;
                                                               Treasurer, Columbia Management
                                                               Multi-Strategy Hedge Fund, LLC since
                                                               December, 2002 (formerly Vice President of
                                                               Colonial Management Associates, Inc. from
                                                               February, 1998 to October, 2000).

Mary Joan Hoene                 Senior Vice       2004         Senior Vice President and Chief
(Age 54)                        President and                  Compliance Officer of the Columbia
40 West 57th Street             Chief                          Funds, Liberty Funds and Stein Roe Funds
New York, NY 10019              Compliance                     since August, 2004; Chief Compliance
                                Officer                        Officer of the All-Star Funds since
                                                               2004; Counsel, Carter, Ledyard & Milburn
                                                               LLP from November, 1999 to December,
                                                               2000; Vice President and Counsel,
                                                               Equitable Life Assurance Society of the
                                                               United States from April, 1998 to
                                                               November, 1999).

Michael G. Clarke               Chief             2004         Chief Accounting Officer of the Columbia
(Age 34)                        Accounting                     Funds, Liberty Funds, Stein Roe Funds
One Financial Center            Officer                        and All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Controller of the Columbia
                                                               Funds, Liberty Funds, Stein Roe Funds and
                                                               All-Star Funds from May, 2004 to October,
                                                               2004; Assistant Treasurer from June, 2002
                                                               to May, 2004; Vice President, Product
                                                               Strategy & Development of the Liberty Funds
                                                               and Stein Roe Funds from February, 2001 to
                                                               June, 2002; Assistant Treasurer of the
                                                               Liberty Funds, Stein Roe Funds and the
                                                               All-Star Funds from August, 1999 to
                                                               February, 2001; Audit Manager, Deloitte &
                                                               Touche LLP from May, 1997 to August, 1999).

Jeffrey R. Coleman              Controller        2004         Controller of the Columbia Funds,
(Age 34 )                                                      Liberty Funds, Stein Roe Funds and
One Financial Center                                           All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Vice President of CDC IXIS
                                                               Asset Management Services, Inc. and Deputy
                                                               Treasurer of the CDC Nvest Funds and Loomis
                                                               Sayles Funds from February, 2003 to
                                                               September, 2004; Assistant Vice President
                                                               of CDC IXIS Asset Management Services, Inc.
                                                               and Assistant Treasurer of the CDC Nvest
                                                               Funds from August, 2000 to February, 2003;
                                                               Tax Manager of PFPC, Inc. from November,
                                                               1996 to August, 2000).

David A. Rozenson               Secretary         2003         Secretary of the Columbia Funds, Liberty
(Age 50)                                                       Funds, Stein Roe Funds and All-Star Funds
One Financial Center                                           since December, 2003; Senior Counsel, Bank
Boston, MA 02111                                               of America Corporation (formerly FleetBoston
                                                               Financial Corporation) since January, 1996;
                                                               Associate General Counsel, Columbia Management
                                                               Group since November, 2002.



October 15, 2004

COLUMBIA FUNDS TRUST I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

COLUMBIA FUNDS TRUST II
Columbia Newport Greater China Fund
Columbia Money Market Fund

COLUMBIA FUNDS TRUST III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund
Columbia Federal Securities Fund

COLUMBIA FUNDS TRUST IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

COLUMBIA FUNDS TRUST V
Columbia California Tax-Exempt Fund
Columbia Connecticut Tax-Exempt Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia New York Tax-Exempt Fund
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Small Company Index Fund
Columbia Intermediate Tax-Exempt Bond Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Connecticut Intermediate Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Florida Intermediate Municipal Bond Fund
Columbia Pennsylvania Intermediate Municipal Bond Fund

COLUMBIA FUNDS TRUST VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

COLUMBIA FUNDS TRUST VII
Columbia Newport Tiger Fund
Columbia Europe Fund

COLUMBIA FUNDS TRUST VIII
Columbia Income Fund
Columbia Intermediate Bond Fund

COLUMBIA FUNDS TRUST IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

COLUMBIA FUNDS TRUST XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund
Columbia European Thematic Equity Fund
Columbia Asset Allocation Fund
Columbia Dividend Income Fund
Columbia Large Cap Core Fund
Columbia International Equity Fund
Columbia Large Cap Growth Fund
Columbia Disciplined Value Fund
Columbia Small Cap Fund
Columbia Small Company Equity Fund

COLUMBIA FLOATING RATE FUND

COLUMBIA INSTITUTIONAL FLOATING RATE INCOME FUND

COLUMBIA FLOATING RATE ADVANTAGE FUND

The Funds listed above are referred to collectively as the "Funds" and the Trusts listed above are referred to collectively as "Trusts."

             SUPPLEMENT TO THE STATEMENTS OF ADDITIONAL INFORMATION

         Effective July 1, 2004, the paragraph entitled "Exchanges for Clients of Affiliates of Investment Advisor" in the section "PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES" of Part II of the Statements of Additional Information is deleted.

G-35/244S-0604                                                      July 1, 2004

                         COLUMBIA ASSET ALLOCATION FUND
                         COLUMBIA LARGE CAP GROWTH FUND
                         COLUMBIA DISCIPLINED VALUE FUND
                          COLUMBIA LARGE CAP CORE FUND
                       COLUMBIA INTERNATIONAL EQUITY FUND
                             COLUMBIA SMALL CAP FUND
                       COLUMBIA SMALL COMPANY EQUITY FUND
                          COLUMBIA DIVIDEND INCOME FUND
                        SERIES OF COLUMBIA FUNDS TRUST XI
                       STATEMENT OF ADDITIONAL INFORMATION
                                FEBRUARY 1, 2004

This Statement of Additional Information (SAI) contains information which may be useful to investors but which is not included in the Prospectuses of Columbia Asset Allocation Fund, Columbia Large Cap Growth Fund, Columbia Disciplined Value Fund, Columbia Large Cap Core Fund, Columbia International Equity Fund, Columbia Small Cap Fund, Columbia Small Company Equity Fund and Columbia Dividend Income Fund (each a Fund and collectively, the Funds). This SAI is not a prospectus and is authorized for distribution only when accompanied or preceded by a Prospectus of a Fund dated February 1, 2004, as applicable. This SAI should be read together with a Prospectus of the Funds and the most recent Annual Report dated September 30, 2003. Investors may obtain a free copy of a Prospectus and the Annual Report from Columbia Funds Distributor, Inc. (CFD), One Financial Center, Boston, MA 02111-2621, or by calling 1-800-426-3750. The Financial Statements and Report of Independent Auditors appearing in each Fund's September 30, 2003 Annual Report are incorporated in this SAI by reference.

Part 1 of this SAI contains specific information about the Funds. Part 2 includes information about the funds distributed by CFD generally and additional information about certain securities and investment techniques described in the Funds' Prospectuses.

TABLE OF CONTENTS

  PART 1                                                                  PAGE
  Definitions........................................................    A-20
  Organization and History...........................................    A-20
  Investment Goal and Policies.......................................    A-21
  Fundamental and Non-Fundamental Investment Policies................    A-22
  Portfolio Turnover.................................................    A-28
  Fund Charges and Expenses..........................................    A-28
  Custodian of the Funds.............................................    A-67
  Independent Auditors of the Funds..................................    A-67

  PART 2
  Miscellaneous Investment Practices.................................    A-68
  Taxes..............................................................    A-90
  Management of the Funds............................................    A-94
  Determination of Net Asset Value...................................    A-105
  How to Buy Shares..................................................    A-106
  Special Purchase Programs/Investor Services........................    A-107
  Programs for Reducing or Eliminating Sales Charges.................    A-110
  How to Sell Shares.................................................    A-113
  Distributions......................................................    A-117
  How to Exchange Shares.............................................    A-117
  Suspension of Redemptions..........................................    A-117
  Shareholder Liability..............................................    A-117
  Shareholder Meetings...............................................    A-118
  Appendix I.........................................................    A-119

                                     PART 1
                         COLUMBIA ASSET ALLOCATION FUND
                         COLUMBIA LARGE CAP GROWTH FUND
                         COLUMBIA DISCIPLINED VALUE FUND
                          COLUMBIA LARGE CAP CORE FUND
                       COLUMBIA INTERNATIONAL EQUITY FUND
                             COLUMBIA SMALL CAP FUND
                       COLUMBIA SMALL COMPANY EQUITY FUND
                          COLUMBIA DIVIDEND INCOME FUND
                       STATEMENT OF ADDITIONAL INFORMATION
                                FEBRUARY 1, 2004

DEFINITIONS

  "Asset Allocation Fund" or "Fund"               Columbia Asset Allocation Fund
  "Growth Fund" or "Fund"                         Columbia Large Cap Growth Fund
  "Value Fund" or "Fund"                          Columbia Disciplined Value Fund
  "Large Cap Fund" or "Fund"                      Columbia Large Cap Core Fund
  "International Fund" or "Fund"                  Columbia International Equity Fund
  "Small Cap Fund" or "Fund"                      Columbia Small Cap Fund
  "Small Company Fund" or "Fund"                  Columbia Small Company Equity Fund
  "Dividend Fund" or "Fund"                       Columbia Dividend Income Fund
  "Predecessor Fund" or "Predecessor Funds"       See below under "Organization and History"
  "Trust"                                         Columbia Funds Trust XI
  "Advisor"                                       Columbia Management Advisors, Inc., the Funds' investment advisor
  "CFD"                                           Columbia Funds Distributor, Inc., the Funds' distributor
  "CFS"                                           Columbia Funds Services, Inc., the Funds' shareholder services and transfer agent

ORGANIZATION AND HISTORY
The Trust is a Massachusetts business trust organized in 1987. Each Fund is an open-end, management investment company that represents the entire interest in a separate series of the Trust and is a diversified series of the Trust. Each Fund is the successor to a separate series of The Galaxy Fund, a Massachusetts business trust organized on March 31, 1986. On November 18, 2002, November 25, 2002 and December 9, 2002, the series of The Galaxy Fund to which the Funds succeeded (the "Predecessor Funds") were reorganized as separate series of the Trust. Class A shares of the Funds were issued in exchange for Prime A Shares of the Predecessor Funds, Class B shares of the Funds were issued in exchange for Prime B Shares of the Predecessor Funds, Class T shares of the Funds were issued in exchange for Retail A Shares of the Predecessor Funds, Class G shares of the Funds were issued in exchange for Retail B Shares of the Predecessor Funds and Class Z shares of the Funds were issued in exchange for Trust Shares of the Predecessor Funds. (Prime A and B shares, Retail A and B shares and Trust Shares together are referred to herein as to the "Predecessor Classes") Information provided with respect to each Fund for periods prior to such Fund's inception relates to the Fund's Predecessor Fund. Further, information provided with respect to each class of each Fund relates to the Predecessor classes of such class.

The Asset Allocation Fund commenced operations on December 30, 1991; the Growth Fund commenced operations on December 14, 1990; the Value Fund commenced operations on September 1, 1988; the International Fund commenced operations December 30, 1991; the Small Company Fund commenced operations on December 30, 1991; and the Dividend Fund commenced operations on March 4, 1998.

The Large Cap Fund and Small Cap Fund commenced operations on December 14, 1992, as separate portfolios (the "Predecessor Large Cap Fund" and "Predecessor Small Cap Fund," respectively, and collectively, the "Predecessor Shawmut Funds") of The Shawmut Funds. On December 4, 1995, the Predecessor Shawmut Funds were reorganized as new portfolios of The Galaxy Fund. Prior to the reorganization, the Predecessor Shawmut Funds offered and sold shares of beneficial interest that were similar to The Galaxy Fund's Trust Shares and Retail A Shares.

The Trust is not required to hold annual shareholder meetings, but special meetings may be called for certain purposes. Each whole share (or fractional share) outstanding on the record date established in accordance with the Trust's By-Laws shall be entitled to a number of votes on any matter on which it is entitled to vote equal to the net asset value of the share (or fractional share) in United States dollars determined at the close of business on the record date (for example, a share having a net asset value of $10.50 would be entitled to 10.5 votes). Shares of the Fund and any other series of the Trust that may be in existence from time to time generally vote together except when required by law to vote separately by fund or by class. Shareholders owning in the aggregate ten percent of Trust shares may call meetings to consider removal of Trustees. Under certain circumstances, the Trust will provide information to assist shareholders in calling such a meeting. See Part 2 of this SAI for more information.

On February 1, 1996, the name of the Trust was changed to separate "SteinRoe" into two words. The name of the Trust was changed on October 18, 1999, from "Stein Roe Investment Trust" to "Liberty Stein-Roe Investment Trust." On October 13, 2003, the name of the Trust was changed from "Liberty-Stein Roe Investment Trust" to its current name.

On October 13, 2003, each of the Funds changed their names as follows:

FORMER NAME:                                 CURRENT NAME:
LIBERTY ASSET ALLOCATION FUND                COLUMBIA ASSET ALLOCATION FUND
LIBERTY EQUITY GROWTH FUND                   COLUMBIA LARGE CAP GROWTH FUND
LIBERTY EQUITY VALUE FUND                    COLUMBIA DISCIPLINED VALUE FUND
LIBERTY LARGE CAP CORE FUND                  COLUMBIA LARGE CAP CORE FUND
LIBERTY INTERNATIONAL EQUITY FUND            COLUMBIA INTERNATIONAL EQUITY FUND
LIBERTY SMALL CAP FUND                       COLUMBIA SMALL CAP FUND
LIBERTY SMALL COMPANY EQUITY FUND            COLUMBIA SMALL COMPANY EQUITY FUND
LIBERTY STRATEGIC EQUITY FUND                COLUMBIA DIVIDEND INCOME FUND*

*On October 13, 2003, the Liberty Strategic Equity Fund changed its name to Columbia Strategic Equity Fund. On October 27, 2003, the Fund changed to its current name.

INVESTMENT GOAL AND POLICIES
Each Prospectus describes the investment goal and investment strategies and risks of each Fund to which it pertains. Part 1 of this SAI includes additional information concerning, among other things, the fundamental investment policies of the Funds. Part 2 contains, among other things, additional information about the following securities and investment techniques that may be utilized by the Funds, unless otherwise noted, subject to any restrictions described in Part 1 of this SAI:

      Custody Receipts and Trust Certificates (the Asset Allocation Fund only) Short-Term Trading
      Small Companies (the Small Cap and Small Company Funds only)
      Common Stock, Preferred Stock and Warrants
      Foreign Securities
      Other Investment Companies
      Money Market Instruments
      Securities Loans
      Forward Commitments
          "When-Issued" Securities (the Large Cap Core, Dividend, International
             and Small Cap Funds only)
          "Delayed Delivery" Securities (the Large Cap Core, Dividend and Small
             Cap Funds only)
      Mortgage Dollar Rolls (the Asset Allocation Fund only)
      REITs
      Mortgage-Backed Securities (the Asset Allocation Fund only)
      Non-Agency Mortgage-Backed Securities (the Asset Allocation Fund only) Asset-Backed Securities (the Asset Allocation Fund only)
      Repurchase Agreements
      Reverse Repurchase Agreements
      Options on Securities
      Futures Contracts and Related Options
      Swap Agreements (Swaps, Caps, Collars and Floors)
      Foreign Currency Transactions
      Rule 144A Securities
      Variable and Floating Rate Obligations
      Convertible Securities
      Yankee Obligations
      American, European, Continental and Global Depositary Receipts
          (except that only the Large Cap Core, International, Small Cap and
            Dividend Funds may invest in GDRs)

Except as indicated below under "Fundamental and Non-Fundamental Investment Policies," the Funds' investment policies are not fundamental, and the Trustees may change the policies without shareholder approval.

FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT POLICIES

FUNDAMENTAL INVESTMENT POLICIES

In addition to each Fund's investment goal as stated in its Prospectuses, the following investment limitations are matters of fundamental policy and may not be changed with respect to a Fund without the affirmative vote of the holders of a majority of its outstanding shares. A "vote of the holders of a majority of the outstanding shares" of a particular Fund means the affirmative vote of the holders of the lesser of (a) more than 50% of the outstanding shares of such Fund, or (b) 67% or more of the shares of such Fund present at a meeting if more than 50% of the outstanding shares of such Fund are represented at the meeting in person or by proxy.

Each of the Asset Allocation Fund, Large Cap Fund, Dividend Fund, Value Fund, Growth Fund, International Fund, Small Cap Fund and Small Company Fund may not:

1. Borrow money, issue senior securities or mortgage, pledge or hypothecate its assets except to the extent permitted by the 1940 Act.

2. Make any investment inconsistent with the Fund's classification as a diversified series of an open-end investment company under the 1940 Act.

3. Concentrate its investments in the securities of one or more issuers conducting their principal business activities in the same industry (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities).

4.    Make loans except to the extent permitted by the 1940 Act.

5. Underwrite securities of other issuers, except insofar as the Fund technically may be deemed to be an underwriter under the Securities Act of 1933 in connection with the purchase and sale of its portfolio securities.

6. Purchase or sell real estate, except that the Fund may purchase securities of issuers which deal or invest in real estate and may purchase securities which are secured by real estate or interests in real estate.

7. Purchase or sell commodities or commodity contracts except that the Fund may, to the extent consistent with its investment objective and policies, purchase and sell financial futures contracts and related options and foreign currency forward contracts, futures contracts and related options.

With respect to Investment Limitation No. 1 above, the 1940 Act currently permits a Fund to borrow from any bank, provided that immediately after any such borrowing, there is an asset coverage of at least 300% for all borrowings of the Fund. In addition, a Fund may engage in certain securities trading practices, such as reverse repurchase agreements, that are deemed to be borrowings under the 1940 Act, provided that the Fund maintains in a segregated custodial account liquid assets equal to the repurchase price (including accrued interest). Mortgage dollar rolls and U.S. Treasury rolls entered into by the Asset Allocation Fund that are not accounted for as financings shall not constitute borrowings.

With respect to Investment Limitation No. 2 above, the 1940 Act currently prohibits a diversified Fund from purchasing the securities of any one issuer if immediately after such purchase more than 5% of the value of its total assets would be invested in the securities of such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that (a) up to 25% of the value of the Fund's total assets may be invested without regard to these limitations and (b) the Fund may invest in U.S. Government obligations without regard to these limitations.

With respect to Investment Limitation No. 4 above, the 1940 Act currently permits a Fund to lend its portfolio securities against collateral having a value equal at all times to at least 100% of the value of the securities loaned. However, no portfolio securities loan shall be made on behalf of a Fund if, as a result, the aggregate value of all securities loaned by the Fund would exceed 33-1/3% of the value of its total assets (including the value of the collateral for the loans) at the time of the loan. In addition, a Fund may engage in certain securities trading practices, such as repurchase agreements, that are deemed to be loans under the 1940 Act.

NON-FUNDAMENTAL INVESTMENT POLICIES
The following investment limitation with respect to the Funds may be changed by the Board of Trustees without shareholder approval:

8. A Fund may not sell securities short, maintain a short position, or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions.

The following investment limitations with respect to the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund, International Fund and Small Company Fund may be changed by the Board of Trustees without shareholder approval:

9. A Fund may not write or sell put options, call options, straddles, spreads or any combination thereof except that (i) each of the Value Fund, Growth Fund, International Fund and Small Company Fund may, to the extent consistent with its investment objective and policies, write covered call options and purchase and sell other options, and (ii) the Asset Allocation Fund and the Dividend Fund may buy and sell options, including without limit buying or writing puts and calls, based on any type of security, index or currency, including options on foreign exchanges and options not traded on exchanges to the extent permitted by its investment objective and policies.

10. A Fund may not purchase securities of companies for the purpose of exercising control.

11. A Fund may not purchase securities of other investment companies except as permitted by the 1940 Act, except that the Dividend Fund may, from time to time, on a temporary basis, invest exclusively in one other investment company similar to the Fund.

The following investment limitation with respect to the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund, International Fund and Small Company Fund may be changed by the Board of Trustees without shareholder approval:

12. A Fund may not invest more than 15% of its net assets in illiquid securities.

The following investment limitations with respect to the Large Cap Fund and Small Cap Fund may be changed by the Board of Trustees without shareholder approval:

13. The Funds may not invest more than 15% of their respective net assets in securities subject to restrictions on resale under the Securities Act of 1933 (except for commercial paper issued under Section 4(2) of the Securities Act of 1933 and certain securities which meet the criteria for liquidity as established by the Board of Trustees).

14. Each Fund will limit its investments in other investment companies to not more than 3% of the total outstanding voting stock of any investment company; will invest no more than 5% of its total assets in any one investment company; and will invest no more than 10% of its total assets in investment companies in general. However, these limitations are not applicable if the securities are acquired in a merger, consolidation, reorganization or acquisition of assets.

15. The Funds will purchase the securities of other investment companies only in open market transactions involving only customary broker's commissions. It should be noted that investment companies incur certain expenses such as management fees, and therefore any investment by a Fund in shares of another investment company would be subject to such duplicate expenses.

16. Neither Fund may purchase or retain the securities of any issuer if the officers and Trustees of the Trust or the Advisor, owning individually more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's securities.

17. Neither Fund may purchase or sell interests in oil, gas, or mineral exploration or development programs or leases; except that the Funds may purchase the securities of issuers which invest in or sponsor such programs.

18. Neither Fund may purchase put options on securities, unless the securities are held in the Fund's portfolio and not more than 5% of the value of the Fund's total assets would be invested in premiums on open put option positions.

19. Neither Fund may write call options on securities, unless the securities are held in the Fund's portfolio or unless the Fund is entitled to them in deliverable form without further payment or after segregating cash in the amount of any further payment. Neither Fund may write call options in excess of 5% of the value of its total assets.

20. Neither Fund will invest more than 15% of the value of its respective net assets in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, non-negotiable fixed time deposits with maturities over seven days, and certain securities not determined by the Board of Trustees to be liquid.

21. Neither Fund may invest in companies for the purpose of exercising management or control.


22. Neither Fund may invest more than 5% of its net assets in warrants. No more than 2% of this 5% may be warrants which are not listed on the New York Stock Exchange.

With respect to Investment Limitation No. 11 above, the 1940 Act currently prohibits a Fund, subject to certain exceptions, from acquiring the securities of other investment companies if, as a result of such acquisition, (a) the Fund owns more than 3% of the total outstanding voting stock of the investment company; (b) securities issued by any one investment company represent more than 5% of the total assets of the Fund; or (c) securities (other than treasury stock) issued by all investment companies represent more than 10% of the total assets of the Fund.

Each Fund may purchase restricted securities, which are any securities in which the Fund may otherwise invest pursuant to its investment objective and policies but which are subject to restrictions on resale under the federal securities laws. Certain restricted securities may be considered liquid pursuant to guidelines established by the Board of Trustees. To the extent restricted securities are deemed illiquid, each Fund will limit its purchase, together with other securities considered to be illiquid, to 15% of its net assets.

Each of the Growth Fund and Small Company Fund may purchase put options and call options on securities and securities indices. Neither of these Funds may purchase options unless immediately after any such transaction the aggregate amount of premiums paid for put or call options does not exceed 5% of its total assets.

Each of the Value Fund, Growth Fund, International Fund and Small Company Fund may engage in writing covered call options and may enter into closing purchase transaction with respect to such options. Such options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The aggregate value of the securities subject to such options written by these Funds may not exceed 25% of the value of such Fund's net assets.

The International Fund may, for the purpose of hedging its portfolio, subject to applicable securities regulations, purchase and write put and call options on foreign stock indexes listed on foreign and domestic stock exchanges.

Each of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may buy and sell options and futures contracts to manage their exposure to changing interest rates, security prices and currency exchange rates. These Funds may invest in options and futures based on any type of security, index, or currency, including options and futures based on foreign exchanges and options not traded on exchanges. These Funds will not hedge more than 20% of their respective total assets (10% of net assets with respect to the Asset Allocation
Fund) by selling futures, buying puts, and writing calls under normal conditions. These Funds will not buy futures or write puts whose underlying value exceeds 20% of their respective total assets (10% of net assets with respect to the Asset Allocation Fund), and will not buy calls with a value exceeding 5% of their respective total assets. These Funds may utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts for the purposes of managing cash flows into and out of their respective portfolios and potentially reducing transaction costs, subject to the limitation that the value of these futures contracts, swap agreements, indexed securities, and options will not exceed 20% of the Funds' respective total assets (10% of net assets with respect to the Asset Allocation
Fund). These Funds will not purchase put options to the extent that more than 5% of the value of their respective total assets would be invested in premiums on open put option positions. In addition, these Funds do not intend to invest more than 5% of the market value of their respective total assets in each of the following: futures contracts, swap agreements, and indexed securities. When one of these Funds enters into a swap agreement, liquid assets of the Fund equal to the value of the swap agreement will be segregated by that Fund. These Funds may not use stock index futures contracts and options for speculative purposes.

As a means of reducing fluctuations in the net asset value of shares of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund, the Funds may attempt to hedge all or a portion of their respective portfolios through the purchase of listed put options on stocks, stock indices and stock index futures contracts. These options will be used as a form of forward pricing to protect portfolio securities against decreases in value resulting from market factors, such as an anticipated increase in interest rates.

The Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may only: (1) buy listed put options on stock indices and stock index futures contracts; (2) buy listed put options on securities held in their respective portfolios; and (3) sell listed call options either on securities held in their respective portfolios or on securities which they have the right to obtain without payment of further consideration (or have segregated cash in the amount of any such additional consideration). Each of these Funds will maintain its positions in securities, option rights, and segregated cash subject to puts and calls until the options are exercised, closed or expired. Each of these Funds may also enter into stock index futures contracts. A stock index futures contract is a bilateral agreement which obligates the seller to deliver (and the purchaser to take delivery of) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of trading of the contract and the price at which the agreement is originally made. There is no physical delivery of the stocks constituting the index, and no price is paid upon entering into a futures contract.

None of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund will enter into futures contracts if, immediately thereafter, the sum of its initial margin deposits on open contracts exceeds 5% of the market value of its total assets. Further, these Funds will enter into stock index futures contracts only for bona fide hedging purposes or such other purposes permitted under Part 4 of the regulations promulgated by the Commodity Futures Trading Commission. Also, these Funds may not enter into stock index futures contracts and options to the extent that the value of such contracts would exceed 20% of the Fund's total net assets and may not purchase put options to the extent that more than 5% of the value of (10% of net assets with respect to the Asset Allocation Fund) the Fund's total assets would be invested in premiums on open put option positions.

As one way of managing their exposure to different types of investments, the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors.

Each Fund may buy and sell securities denominated in currencies other than the U.S. dollar, and may receive interest, dividends and sale proceeds in currencies other than the U.S. dollar, the Funds from time to time may enter into foreign currency exchange transactions to convert the U.S. dollar to foreign currencies, to convert foreign currencies to the U.S. dollar and to convert foreign currencies to other foreign currencies.

Each of the Asset Allocation Fund, Value Fund, Growth Fund, International Fund, Small Cap Fund and Small Company Fund may invest in securities issued by other investment companies which invest in high quality, short-term debt securities and which determine their net asset value per share based on the amortized cost or penny-rounding method. The International Fund may also purchase shares of investment companies investing primarily in foreign securities, including so-called "country funds." Country funds have portfolios consisting primarily of securities of issuers located in one foreign country. The Funds may invest in other investment companies primarily for the purpose of investing their short-term cash which has not yet been invested in other portfolio instruments. However, from time to time, on a temporary basis, each of the Large Cap Core Fund, Dividend Fund and Small Cap Fund may invest exclusively in one other investment company similar to the respective Fund.

All debt obligations, including convertible bonds, purchased by the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund and Small Company Equity Fund are rated investment grade by Moody's (Aaa, Aa, A and Baa) or S&P (AAA, AA, A and BBB), or, if not rated, are determined to be of comparable quality by the Advisor. Debt securities rated Baa by Moody's or BBB by S&P are generally considered to be investment grade securities although they have speculative characteristics and changes in economic conditions or circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case for higher rated debt obligations.

The International Fund may only purchase debt securities rated A or higher by Moody's or S&P, or if unrated, determined by the Advisor to be of comparable quality. Issuers of commercial paper, bank obligations or repurchase agreements in which the International Fund invests must have, at the time of investment, outstanding debt rated A or higher by Moody's or S&P, or, if they are not rated, the instrument purchased must be determined to be of comparable quality.

The Large Cap Fund and Small Cap Fund may purchase convertible bonds rated Ba or higher by Moody's or BB or higher by S&P or Fitch at the time of investment. Short-term money market instruments purchased by the Large Cap Fund and Small Cap Fund must be rated in one of the top two rating categories by a nationally recognized statistical rating agency, such as Moody's, S&P or Fitch.

Subsequent to its purchase by a Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. The Board of Trustees or the Advisor may determine that it is appropriate for a Fund to continue to hold the obligation if retention is in accordance with the interests of the particular Fund and applicable regulations of the Securities and Exchange Commission ("SEC"). However, each Fund will sell promptly any security that is not rated investment grade by either S&P or Moody's if such securities exceed 5% of the Fund's net assets.

Loans of portfolio securities by the Funds will generally be short-term (except in the case of the Large Cap Fund and Small Cap Fund, which may loan their securities on a long-term or short-term basis or both), will be made only to borrowers deemed by the Advisor to be of good standing and only when, in the Advisor's judgment, the income to be earned from the loan justifies the attendant risks. The Funds currently intend to limit the lending of their portfolio securities so that, at any given time, securities loaned by a Fund represent not more than one-third of the value of its total assets.

Each Fund will invest no more than 10% of its net assets in REITs.

Except as stated otherwise, if a percentage limitation is satisfied at the time of investment, a later increase in such percentage resulting from a change in the value of a Fund's portfolio securities generally will not constitute a violation of the limitation. If the value of a Fund's holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity. With respect to borrowings, if a Fund's asset coverage at any time falls below that required by the 1940 Act, the Fund will reduce the amount of its borrowings in the manner required by the 1940 Act to the extent necessary to satisfy the asset coverage requirement.

Each Fund may follow non-fundamental operating policies that are more restrictive than its fundamental investment limitations, as set forth in the Prospectuses and this Statement of Additional Information, in order to comply with applicable laws and regulations, including the provisions of and regulations under the 1940 Act.

ASSET ALLOCATION FUND
The Asset Allocation Fund may invest up to 25% of its net assets in foreign securities. Such foreign investments may be made directly, by purchasing securities issued or guaranteed by foreign corporations, banks or governments (or their political subdivisions or instrumentalities) or by supranational banks or other organizations, or indirectly, by purchasing American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs") (EDRs are also known as Continental Depositary Receipts ("CDRs")). Examples of supranational banks include the International Bank for Reconstruction and Development ("World Bank"), the Asian Development Bank and the InterAmerican Development Bank. Obligations of supranational banks may be supported by appropriated but unpaid commitments of their member countries and there is no assurance that those commitments will be undertaken or met in the future. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also invest in dollar-denominated high quality debt obligations of U.S. corporations issued outside the United States. The Fund may also buy and sell options and futures contracts, utilize stock index futures contracts, options, swap agreements, indexed securities and options or futures contracts, purchase asset-backed and mortgage-backed securities and enter into foreign currency exchange contracts.

GROWTH FUND
Under normal circumstances, the Growth Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a broadly diversified portfolio of equity securities, primarily common stocks and securities that can be converted into common stocks. Convertible securities purchased by the Growth Fund may include both debt securities and preferred stock. By investing in convertible securities, the Fund will seek the opportunity, through the conversion feature, to participate in the capital appreciation of the common stock into which the securities are convertible. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also invest in common stock warrants.

The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through the purchase of ADRs, EDRs and CDRs. In addition, the Fund may invest in securities issued by foreign branches of U.S. banks and foreign banks. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also purchase put options and call options and write covered call options. See "Options on Securities" in Part 2 of this SAI.

VALUE FUND
Under normal circumstances, the Value Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stock, preferred stock (including convertible preferred stock) and debt securities convertible into common stock, mainly those that the Advisor believes to be undervalued. Debt securities convertible into common stock are purchased primarily during periods of relative market instability and are acquired principally for income with the potential for appreciation being a secondary consideration. See "Convertible Securities" in Part 2 of this SAI.

The Fund may also invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs and CDRs. In addition, the Fund may invest in securities issued by foreign branches of U.S. banks and foreign banks. See "Foreign Securities" and

"American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also write covered call options. See "Options on Securities" in Part 2 of this SAI.

LARGE CAP FUND
Under normal market conditions, the Large Cap Fund will invest at least 80% of its total assets in common stocks, preferred stocks, common stock warrants and securities convertible into common stock. The Fund may purchase convertible securities, including convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

The Fund may invest up to 20% of its total assets in securities of foreign issuers which are freely traded on United States securities exchanges or in the over-the-counter market in the form of ADRs, EDRs, CDRs and Global Depositary Receipts ("GDRs"). Securities of a foreign issuer may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. As a matter of practice, the Fund will not invest in the securities of foreign issuers if any such risk appears to the Advisor to be substantial. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.

INTERNATIONAL FUND
The Fund may invest in securities of issuers located in a variety of different foreign regions and countries, including, but not limited to, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

The Fund invests in common stock and may invest in other securities with equity characteristics, consisting of trust or limited partnership interests, preferred stock, rights and warrants. The Fund may also invest in convertible securities, consisting of debt securities or preferred stock that may be converted into common stock or that carry the right to purchase common stock. See "Convertible Securities" in Part 2 of this SAI. The Fund invests in securities listed on foreign or domestic securities exchanges and securities traded in foreign or domestic over-the-counter markets, and may invest in unlisted securities.

Securities issued in certain countries are currently accessible to the Fund only through investment in other investment companies that are specifically authorized to invest in such securities. The limitations on the Fund's investment in other investment companies are described below.

Subject to applicable securities regulations, the Fund may, for the purpose of hedging its portfolio, purchase and write covered call options on specific portfolio securities and may purchase and write put and call options on foreign stock indexes listed on foreign and domestic stock exchanges. In addition, the Fund may invest up to 100% of its total assets in securities of foreign issuers in the form of ADRs, EDRs, CDRs or GDRs as described under "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. Furthermore, the Fund may purchase and sell securities on a when-issued basis.


SMALL CAP FUND
Under normal circumstances, the Small Cap Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of companies that have market capitalizations similar in size to those companies in the Russell 2000 Index.. In addition to common stocks, the Small Cap Fund may purchase convertible securities, including convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

The Fund may invest up to 20% of its total assets in securities of foreign issuers which are freely traded on U.S. securities exchanges or in the over-the-counter market in the form of ADRs, EDRs, CDRs and GDRs. Securities of a foreign issuer may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. As a matter of practice, the Fund will not invest in the securities of a foreign issuer if any such risk appears to the Advisor to be substantial. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.


SMALL COMPANY FUND
In addition to common stocks, the Small Company Fund may invest in preferred stock, securities convertible into common stock, rights and warrants. Under normal circumstances, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested in stocks of companies that have market capitalizations similar in size to those companies in the Russell 2000 Growth Index. The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs and CDRs. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.

The Fund may purchase put options and call options and write covered call options as a hedge against changes resulting from market conditions and in the value of the securities held in the Fund or which it intends to purchase and where the transactions are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund. See "Options on Securities" in
Part 2 of this SAI.


DIVIDEND FUND
Under normal circumstances, the Dividend Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of income-producing (dividend-paying) equity securities, which will consist primarily of common stocks but may also include preferred stocks and convertible securities. The Fund may invest up to 20% of its net asset in debt securities, including lower-quality debt securities. . The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs, CDRs and GDRs. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

PORTFOLIO TURNOVER
Portfolio turnover is included in the Prospectuses under "Financial Highlights." Each Fund may sell a portfolio investment soon after its acquisition if the Advisor believes that such a disposition is consistent with the Fund's investment goal. Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances bearing on the desirability of continuing to hold such investments. A portfolio turnover rate of 100% or more is considered high, although the rate of portfolio turnover will not be a limiting factor in making portfolio decisions. High portfolio turnover may cause the Funds to realize capital gains which, if realized and distributed by the Funds, may be taxable to shareholders as ordinary income. High portfolio turnover may result in correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Funds.

For the Value Fund, during the fiscal year ending September 30, 2003, the turnover decreased from 99% in the prior year to 50%. Part of the decrease was because of a change in the fiscal year end, resulting in a shortened measurement period. The remainder of the decline was due to a combination of 1) the portfolio being well positioned during the end of 2002 and the first part of 2003 and requiring little change, and 2) some enhancements to the investment process that incorporate an increased focus on risk which has the effect of at times of lowering turnover. We expect that prospectively turnover will generally range between 80% and 100%.

For the Growth Fund, during the fiscal year ending September 30, 2003, the Growth Fund experienced a higher rate of portfolio turnover than during the previous fiscal year. This was due largely to the repositioning of the Growth Fund during the fiscal year ending September 30, 2003. The manager sold stocks of companies with lower projected growth rates and lower price/earnings ratios. Those securities were replaced with stocks of higher growth companies that the manager expects will benefit over the long-term from the improving economic environment.

FUND CHARGES AND EXPENSES
Prior to November 1, 2003, the Advisor was entitled to receive advisory fees, computed daily and paid monthly, at the annual rate of 0.75% of the average daily net assets of each Fund other than the International Fund. Effective November 1, 2003, the Board of Trustees approved a new management fee structure for the Funds, excluding the International Fund and Small Company Fund, as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of the next $500 million of average daily net assets, plus 0.60% of the next $500 million of average daily net assets, plus 0.55% of average daily net assets in excess of $2 billion. Effective November 1, 2003, the new management fee structure for the Small Company Fund is as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of average daily net assets in excess of $1 billion. With respect to the International Fund, the Advisor is entitled to receive advisory fees, computed daily and paid monthly, at the annual rate of 1.15% of the first $50 million of the Fund's average daily net assets, plus 0.95% of the next $50 million of such assets, plus 0.85% of net assets in excess of $100 million. Prior to November 1, 2003, the Funds, other than the International Fund, had been advised by the Advisor that, effective August 1, 2001, it intended to waive advisory fees payable by the Funds so that advisory fees payable by the Funds were as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of the next $500 million of average daily net assets, plus 0.60% of the next $500 million of average daily net assets, plus 0.55% of average daily net assets in excess of $2 billion. Effective November 1, 2003, the Advisor no longer intends to waive its advisory fees payable to it by the Funds, excluding the International Fund. For the International Fund, the Advisor has agreed to waive fees in the amount of 0.25% annually of the average daily net assets for one year from the date of acquisition of the Galaxy International Equity Fund.

Oechsle International Advisors, LLC ("Oechsle"), a Delaware limited liability company with principal offices at One International Place, Boston, Massachusetts 02110, served as the sub-advisor to the International Fund until August 10, 2002. For the services provided and the expenses assumed pursuant to the sub-advisory agreement between the Advisor and Oechsle, the Advisor paid a fee to Oechsle, computed daily and paid quarterly, at the annual rate of 0.40% of the first $50 million of the International Fund's average daily net assets, plus 0.35% of average daily net assets in excess of $50 million. The member manager of Oechsle is Oechsle Group, LLC. FleetBoston Financial Corporation owns approximately a 35% non-voting interest in Oechsle.

Under each Fund's administration agreement, the Fund pays the Advisor a monthly fee at the annual rate of 0.0678% of the average daily net assets of the Fund. Prior to November 26, 2002, the administration agreement was computed daily and paid monthly at the annual rate of 0.09% of the first $2.5 billion of the combined average daily net assets of the Funds and the other funds offered by Galaxy, 0.085% of the next $2.5 billion of combined average daily net assets, 0.075% of the next $7 billion of combined average daily net assets, 0.065% of the next $3 billion of combined average daily net assets, 0.06% of the next $3 billion of combined average daily net assets, 0.0525% of the next $9 billion of combined average daily net assets and 0.05% of combined average daily net assets in excess of $30 billion.

The Advisor is responsible for providing accounting and bookkeeping services to the Fund pursuant to a pricing and bookkeeping agreement. Under a separate agreement (outsourcing agreement), the Advisor has delegated those functions to State Street Bank and Trust Company (State Street). The Advisor pays fees to State Street under the outsourcing agreement.

Under its pricing and bookkeeping agreement with the Funds, the Advisor receives from the Funds an annual fee based on the average daily net assets of each Fund as follows: $25,000 under $50 million; $35,000 of $50 million but less than $200 million; $50,000 of $200 million but less than $500 million; $85,000 of $500 million but less than $1 billion and $125,000 in excess of $1 billion. The annual fees for a Fund with more than 25% in non-domestic assets will be 150% of the annual fees described above. In addition to the above-referenced fees, each Fund pays an additional $10,000 per annum. Notwithstanding the above, for each of the Funds, the Advisor waives fees payable to it under the agreement by $500 per month.

Under the shareholders' servicing and transfer agency fee arrangement between CFS and the Funds, each Fund pays the following fees:

         An annual open account fee of $28 per open account plus a Fund's allocated share of reimbursement for the out-of-pocket expenses of CFS.

Prior to November 1, 2003, the Fund paid a shareholders' servicing and transfer agency fee to CFS as follows:

    -    A new account set up charge of $5.00 per account; plus

    - An account maintenance fee for each open non-networked account of $14.00 per annum and for each networked account in the amount of $100,000 accounts or less of $11.00 per annum and each networked account in the amount of over $100,000 accounts of $8.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

    - An account fee for each closed account in the amount of $100,000 or less of $14.00 per annum and each closed account in the amount of 1 over $100,000 of $11.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

    - The Fund's allocated share of CFS' out-of-pocket expenses reasonably incurred by CFS in performing its duties and responsibilities pursuant to this arrangement.

There is a minimum annual fee per Fund of $5,000.

PFPC Inc. ("PFPC") (formerly known as First Data Investor Services Group, Inc.), located at 4400 Computer Drive, Westborough, Massachusetts 01581-5108, served as the administrator (until July 2002) and transfer and dividend disbursing agent (until July 2002) for the Predecessor Funds. PFPC also provided pricing and bookkeeping services to the Predecessor Funds (until July 2002) and continued to provide certain of these pricing and bookkeeping services until November 2002. PFPC is an indirect majority-owned subsidiary of PNC Bank Corp. During the last three fiscal years, no administration fees were waived by PFPC.

RECENT FEES PAID TO THE ADVISOR, PFPC AND OTHER SERVICE PROVIDERS (DOLLARS IN THOUSANDS)

The following tables present recent fees paid to the Advisor, PFPC and other service providers by the relevant Predecessor Funds.

                                                                                         ASSET ALLOCATION FUND


                                                          Eleven months ended              Years ended October 31,
                                                             September 30,                 -----------------------
                                                                2003(a)             2002             2001           2000
                                                                -------         --------------   -------------  ------------
   Advisory fee                                                 $3,366              $4,135           $5,223         $5,784
   Administration fee                                              301                 362              460            546
   Bookkeeping fee                                                 138                 115              126            123
   Shareholder service and transfer agent fee                    1,235               1,111            1,142          1,235
   12b-1 fees:
     Service fee (A Shares)(b)                                       1                   0                0              0
     Service fee (B Shares)(c)                                       2                   1                1              1
     Service fee (C Shares)                                        (d)                 (e)              (e)            (e)
     Service fee (G Shares)(f)                                     180                 277              301            277
     Service fee (T Shares)(g)                                     507                 723               42             12
     Distribution fee (A Shares)(b)                                  0                 (d)              (d)              1
     Distribution fee (B Shares)(c)                                  7                   3                3              4
     Distribution fee (C Shares)                                     1                 (e)              (e)            (e)
     Distribution fee (G Shares)(f)                                394                 613              662            650
   Fees and expenses waived or
     reimbursed by the Advisor                                     (36)                (33)             (18)           (17)
   Fees waived by CFD (Class G)                                      0                 (23)              (7)             0
   Fees waived by CFS                                                0                 (20)             (26)             0

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.
(d)      Rounds to less than one.
(e)      Class C shares were initially offered on November 18, 2002.
(f) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.
(g) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

                                                                                        GROWTH FUND

                                                                  Eleven months               Years ended October 31,
                                                               ended September 30,            -----------------------
                                                                     2003(a)             2002          2001           2000
                                                                     -------         ------------   ------------   -----------
   Advisory fee                                                      $6,438             $9,319         $11,772       $13,911
   Administration fee                                                   575                816           1,047         1,317
   Bookkeeping fee                                                       87                132             140           138
   Shareholder service and transfer agent fee                         1,942                872           1,214         1,446
   12b-1 fees:
     Service fee (A Shares)(b)                                            1                  0               0             0
     Service fee (B Shares)(c)                                            1                684             930             1
     Service fee (C Shares)                                             502                (d)             (d)           (d)
     Service fee (G Shares)(e)                                          166                252             319           285
     Service fee (T Shares)(f)                                          622                  0               0             0
     Distribution fee (A Shares)(b)                                       0                  1               2           (g)
     Distribution fee (B Shares)(c)                                       4                  2               3             3
     Distribution fee (C Shares)                                          2                (d)             (d)           (d)
     Distribution fee (G Shares)(e)                                     359                558             726           697
   Fees and expenses waived or reimbursed by the Advisor               (200)              (541)           (160)          (18)
   Fees waived by CFD (Class G)                                           0                (26)            (10)            0
   Fees waived by CFS                                                     0                (90)            (47)            0

(a) The Equity Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                         VALUE FUND

                                                                   Eleven months              Years ended October 31,
                                                                ended September 30,           -----------------------
                                                                     2003(a)              2002           2001          2000
                                                                     -------          ------------   ------------  ------------
   Advisory fee                                                      $2,267              $2,892         $2,974        $3,813
   Administration fee                                                   202                 253            260           364
   Bookkeeping fee                                                       53                  64             64            81
   Shareholder service and transfer agent fee                           675                 481            586           688
   12b-1 fees:
     Service fee (A Shares)                                               1                 (b)            (b)           (b)
     Service fee (B Shares)                                             (g)                 (c)            (c)           (c)
     Service fee (C Shares)                                             (g)                 (d)            (d)           (d)
     Service fee (G Shares) (e)                                          41                  71             80            81
     Service fee (T Shares)(f)                                          329                   0              0             0
     Distribution fee (B Shares)                                          1                 (c)            (c)           (c)
     Distribution fee (C Shares)                                        (g)                 (d)            (d)           (d)
     Distribution fee (G Shares)(e)                                      89                 160            188           205
   Fees and expenses waived or reimbursed by the Advisor                  0                  (6)            (7)          (12)
   Fees waived by CFD (Class G)                                           0                   0             (4)            0
   Fees waived by CFS                                                   (59)                  0             (8)            0

(a) The Value Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b)      Class A shares were initially offered on November 25, 2002.
(c)      Class B shares were initially offered on November 25, 2002.
(d)      Class C shares were initially offered on November 25, 2002.
(e) On November 25, 2002, the Galaxy Equity Value Fund, Retail B shares were redesignated Class G shares.
(f) On November 25, 2002, the Galaxy Equity Value Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                       LARGE CAP FUND

                                                              Eleven months ended             Years ended October 31,
                                                                 September 30,                -----------------------
                                                                    2003(a)              2002          2001           2000
                                                                    -------         ------------  -------------  -------------
   Advisory fee                                                       3,311            $5,470         $7,004         $5,900
   Advisory fee waiver                                                    -               115             41              0
   Administration fee                                                   297               479            619            552
   Bookkeeping fee
   Shareholder service and transfer agent fee                            13               667            634            434
   12b-1 fees:
     Distribution fee (Class A)                                         N/A               (g)            (g)            (g)
     Distribution fee (Class B)                                           4                 1              1              1
     Distribution fee (Class G)                                         208               290            369            409
     Distribution fee (Class C)                                           1               N/A            N/A            N/A
     Service fee (Class B)                                                1               (g)            (g)            (g)
     Service fee (Class G) **                                            95               130            168             91
     Service fee (Class C) **                                           (g)               N/A            N/A            N/A
     Service fee (Class T) **                                           484               N/A            N/A            N/A
   Fees waived by CFS                                                     0                 0            (29)             0


(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Large Cap Core Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Large Cap Core Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Large Cap Core Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Large Cap Core Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                        INTERNATIONAL FUND


                                                                 Eleven months ended            Years ended October 31,
                                                                    September 30,               -----------------------
                                                                         2003             2002            2001             2000
                                                                         ----          -----------    -------------    -----------
      Advisory fee                                                      $3,241            $4,760         $4,985           $5,508
      Advisory fee waiver                                                  900             1,341          1,994            2,212
      Expense reimbursement by the Advisor                                 N/A                 0              0                0
      Sub-advisory fee                                                     N/A             1,551          2,816           $3,121
      Administration fee                                                   241              3523            524              624
      Bookkeeping fee
      Shareholder service fee *                                            (g)               152            175              282
      12b-1 fees:
        Distribution fee (Prime A Shares)                                  N/A               (g)            (g)              (g)
        Distribution fee (Class B/Prime B Shares)                          (g)                 2              3                4
        Distribution fee (Class G/Retail B Shares)                          28                42             47               40
        Distribution fee (Class C Shares)                                  (g)               N/A            N/A              N/A
        Service fee (Class B/Prime B Shares)                               (g)               (g)            (g)                1
        Service fee (Class C)                                              (g)
        Service fee (Class T)                                              108
        Service fee (Class G/Retail B Shares) **                            13                19             16                5
      Fees waived by CFD (Class G)                                           0               (16)            (5)               0
      Fees waived by CFS                                                   (50)              (70)           (39)               0

(a) The International Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy International Equity Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy International Equity Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy International Equity Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy International Equity Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                          SMALL CAP FUND

                                                                Eleven months ended             Years ended October 31,
                                                                    September 30,               -----------------------
                                                                       2003(a)              2002           2001             2000
                                                                       -------         ------------    --------------   -----------
      Advisory fee                                                     $5,236             $4,741         $3,725           $2,844
      Administration fee                                                  468                415            328              269
      Bookkeeping fee                                                      87                105             88               71
      Shareholder service and transfer agent fee                          731                316            276              151
      12b-1 fees:
        Service fee (A shares)(b)                                          38                  0              0                0
        Service fee (B shares)(c)                                           8                (g)            (g)              (g)
        Service fee (C shares)                                              6                (d)            (d)              (d)
        Service fee (G shares)(e)                                          26                 24             11                7
        Service fee (T shares)(f)                                         319
        Distribution fee (A Shares)(b)                                      0                (g)            (g)              (g)
        Distribution fee (B Shares)(c)                                     23                  2              2                1
        Distribution fee (C shares)                                        19                (d)            (d)              (d)
        Distribution fee (G Shares)(e)                                     57                 54             25               16
      Fees and expenses waived or reimbursed by the Advisor              (121)               (66)           (13)            (100)
      Fees waived by CFD (Class G)                                          0                  0              0               (4)
      Fees waived by CFS                                                    0                  0              0              (93)

(a) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.



                                                                                              SMALL COMPANY FUND

                                                                 Eleven months ended            Years ended October 31,
                                                                    September 30,               -----------------------
                                                                       2003(a)              2002            2001            2000
                                                                       -------         -------------   -------------   ------------
      Advisory fee                                                    $2,185              $2,956         $3,665          $4,110
      Administration fee                                                 195                 257            323             389
      Bookkeeping fee                                                     54                  70         88,332              98
      Shareholder service and transfer agent fee                         789                 201            259             316
      12b-1 fees:
        Service fee (A shares)(b)                                        (c)                 (d)            (d)             (d)
        Service fee (B shares)(f)                                        (c)                 (e)            (e)             (e)
        Service fee (C shares)(g)                                        (c)                   0              0               0
        Service fee (G shares)(h)                                         22                  41             51              50
        Service fee (T shares)(i)                                        156                   0              0               0
        Distribution fee (A shares)(b)                                     0                 (d)            (d)             (d)
        Distribution fee (B shares)(f)                                   (c)                 (e)            (e)             (e)
        Distribution fee (C shares)(g)                                   (c)                   0              0               0
        Distribution fee (G shares)(h)                                    48                  91            113             120
      Fees and expenses waived or reimbursed by the Advisor                0                 (58)            (7)             (4)
      Fees waived by CFD (G shares)                                        0                  (3)             0              (2)
      Fees waived by CFS                                                 (26)                (22)             0               0


(a) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime A shares were redesignated Class A shares.
(c)      Rounds to less than one.
(d)      Prime A shares were not offered during the period.
(e)      Prime B shares were not offered during the period.
(f) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime B shares were redesignated Class B shares.
(g)      Class C shares were initially offered on November 18, 2002.
(h) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.
(i)      On November 18, 2002, the Galaxy Small Company Equity Fund l Retail
         A shares were redesignated Class T shares.

                                                                                   DIVIDEND FUND

                                                        Eleven months ended                Years ended October 31,
                                                           September 30,                   -----------------------
                                                              2003(a)               2002              2001           2000
                                                              -------          --------------    -------------   ------------
         Advisory fee                                          $1,227               $381              $643           $97
         Advisory fee waiver                                       (4)              (102)             (234)         (181)
         Bookkeeping Fee                                           41                 40                 0             0
         Administration fee                                       109                 33                77            64
         Shareholder service and transfer agent fee               N/A                 24                20             8
         12b-1 fees:
           Distribution fee (Class A Shares)                        0                (d)               (d)           (d)
           Distribution fee (Class B Shares)                        2                (d)               (d)           (d)
           Distribution fee (Class C Shares)                      (e)                (d)               (d)           (d)
           Distribution fee (Class G Shares)(c)                    61                 16                12             9
           Service fee (Class B Shares)                           (e)                (d)               (d)           (d)
           Service fee (Class C Shares)                           (e)                (d)               (d)           (d)
           Service fee (Class T Shares)(b)                        246                N/A               N/A           N/A
           Service fee (Class G Shares)(c)                         28                  7                 5             2
         Fees waived by CFD (G Shares)                              0                (e)               (e)             0
         Fees waived by CFS                                       (e)                 (4)               (6)            0

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 25, 2002, the Fund's Retail A shares were redesignated Class T shares.
(c) On November 25, 2002, the Fund's Retail B shares were redesignated Class G shares.
(d)      Classes A, B and C shares were initially offered on November 25, 2002.
(e)      Rounds to less than one.

Fleet Bank, an affiliate of FleetBoston Financial Corporation, was paid a fee for Sub-Account Services performed with respect to Trust Shares of the Predecessor Funds held by defined contribution plans. Pursuant to an agreement between Fleet Bank and PFPC, Fleet Bank was paid $21.00 per year for each defined contribution plan participant account. For the fiscal year ended October 31, 2002, Fleet Bank received $2,555,258 for Sub-Account Services. PFPC bore this expense directly, and shareholders of Trust Shares of the Predecessor Funds bore this expense indirectly through fees paid to PFPC for transfer agency services.

BROKERAGE COMMISSIONS (DOLLARS IN THOUSANDS)
For the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, the Funds paid brokerage commissions as shown in the table below. During the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, certain Funds effected a portion of their portfolio transactions through Quick & Reilly Institutional Trading ("Quick & Reilly"), a division of Fleet Securities, Inc., which is an affiliate of the Advisor, and Robertson Stephens Inc. ("Robertson Stephens"), also an affiliate of the Advisor. The table below discloses (1) the aggregate amount of commissions paid to Quick & Reilly and Robertson Stephens by the Funds during the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, (2) the percentage of each Fund's aggregate brokerage commissions for the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, that was paid to Quick & Reilly and Robertson Stephens, and (3) the percentage of each Fund's aggregate dollar amount of transactions that involved payment of commissions that was effected through Quick & Reilly and Robertson Stephens during the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000. In addition, the table below discloses the soft dollar commissions paid by the Funds during the eleven months ended September 30, 2003 and the fiscal year ended October 31, 2002, 2001 and 2000.

                                                                               ASSET ALLOCATION FUND

                                                          Eleven months ended        Years ended October 31,
                                                             September 30,           -----------------------
                                                                2003(a)             2002          2001            2000
                                                                -------         -----------   ------------    ------------
               Total commissions                                $1,013              $438         $149              $262
               Soft dollar commissions                              18               100            6                 0
               Aggregate commissions to Quick & Reilly               0                 0           69               173
                    and Robertson Stephens
               % of aggregate commissions to Quick &              0.00%             0.00%       46.55%             0.00%
                    Reilly and Robertson Stephens
               % of aggregate commission transactions             0.00%             0.00%       54.72%             0.00%
                    effected through Quick & Reilly and
                    Robertson Stephens

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                  GROWTH FUND

                                                        Eleven months ended         Years ended October 31,
                                                           September 30,            -----------------------
                                                              2003(a)             2002          2001          2000
                                                              -------         ------------   -----------   ------------
               Total commissions                               $902                $1,925      $1,817          $1,911
               Soft dollar commissions                           73                   123         182
               Aggregate commissions to Quick & Reilly            0                     0          37              98
                    and Robertson Stephens
               % of aggregate commissions to Quick &           0.00%                 0.00%       2.02%           0.00%
                    Reilly and Robertson Stephens
               % of aggregate commission transactions          0.00%                 0.00%       2.15%           0.00%
                    effected through Quick & Reilly
                    and Robertson Stephens

(a) The Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                     VALUE FUND

                                                        Eleven months ended            Years ended October 31,
                                                           September 30,               -----------------------
                                                              2003(a)             2002          2001            2000
                                                              -------         ------------   ------------    -----------
              Total commissions                                $264             $1,515          $1,432           $976
              Soft dollar commissions                            20                405             195
              Aggregate commissions to Quick & Reilly             0                  0             700            653
                   and Robertson Stephens
              % of aggregate commissions to Quick &            0.00%              0.00%          48.90%          0.00%
                   Reilly and Robertson Stephens
              % of aggregate commission transactions           0.00%              0.00%          62.41%          0.00%
                   effected through Quick & Reilly
                   and Robertson Stephens
              Aggregate commissions to Fleet                     19                 N/A            N/A            N/A
                   Securities, Inc.
              % of aggregate commissions to Fleet              7.26%                N/A            N/A            N/A
                   Securities, Inc.
              % of aggregate commission transactions          13.67%                N/A            N/A            N/A
                   effected through Fleet Securities, Inc.



(a) The Value Fund changed its fiscal year end from October 31 to September 30 in 2003.


                                                                                        LARGE CAP FUND

                                                                Eleven months
                                                                    ended             Years ended October 31,
                                                                September 30,         -----------------------
                                                                    2003(a)          2002        2001         2000
                                                                -------------   ------------  -----------  -----------
              Total commissions                                           $948        $609         $749         $795
              Soft dollar commissions                                      105          25           96
              Aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                        0           0          102          370
              % of aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                        0%       0.00%       13.66%        0.00%
              % of aggregate commission transactions effected                         0.00%       22.14%        0.00%
                   through Quick & Reilly and Robertson Stephens             0%
              Aggregate commissions to Fleet Securities                   $281         N/a          N/a          N/a
              % of aggregate commissions to Fleet Securities              6.38%        N/a          N/a          N/a

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.




                                                                                INTERNATIONAL FUND

                                                                Eleven months
                                                                    ended             Years ended October 31,
                                                                September 30,         -----------------------
                                                                   2003(a)           2002         2001         2000
                                                               --------------   -------------   ----------  ------------
              Total commissions                                    $1,579               $0       $1,516       $1,644
              Soft dollar commissions                                 267                0           17
              Aggregate commissions to Quick & Reilly                 N/A              N/A          N/A          N/A
                   and Robertson Stephens
              % of aggregate commissions to Quick &                   N/A              N/A          N/A          N/A
                   Reilly and Robertson Stephens
              % of aggregate commission transactions                  N/A              N/A          N/A          N/A
                   effected through Quick & Reilly and
                   Robertson Stephens

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                 SMALL CAP FUND

                                                               Eleven months
                                                                   ended              Years ended October 31,
                                                               September 30,          -----------------------
                                                                  2003(a)           2002           2001        2000
                                                                  -------       ------------   ----------  -----------
              Total commissions                                 $1,246,500       $1,209,263    $ 740,498    $458,281
              Soft dollar commissions                                    0                0       38,842
              Aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                    0                0       18,250           0
              % of aggregate commissions to Quick & Reilly
                   and Robertson Stephens                             0.00%            0.00%        2.46%       0.00%
              % of aggregate commission transactions
                   effected through Quick & Reilly and Robertson
                   Stephens                                           0.00%            0.00%        2.06%       0.00%


(a) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                             SMALL COMPANY FUND

                                                            Eleven months
                                                                ended             Years ended October 31,
                                                            September 30,         -----------------------
                                                               2003(a)           2002         2001         2000
                                                               -------       -----------   ----------   ----------
                  Total commissions                             $2,550         $1,839         $956         $950
                  Soft dollar commissions                            5             12           71
                  Aggregate commissions to Quick & Reilly
                       and Robertson Stephens                        0              0            0           10
                  % of aggregate commissions to Quick &
                       Reilly and Robertson Stephens              0.00%          0.00%        0.00%        0.00%
                  % of aggregate commission transactions
                       effected through Quick & Reilly and
                       Robertson Stephens                         0.00%          0.00%        0.00%        0.00%

(a) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                 DIVIDEND FUND

                                                             Eleven months
                                                                 ended             Years ended October 31,
                                                             September 30,         -----------------------
                                                                 2003(a)         2002        2001           2000
                                                             -------------   -----------  -----------    ----------
                  Total commissions                            $76,363            $224        $362        $248
                  Soft dollar commissions                          910               2          24          15
                  Aggregate commissions to Quick & Reilly            0               0           7           0
                       and Robertson Stephens
                  % of aggregate commissions to Quick &              0%           0.00%       0.51%          0%
                       Reilly and Robertson Stephens
                  % of aggregate commission transactions             0%           0.00%       1.94%          0%
                       effected through Quick & Reilly and
                       Robertson Stephens
                  Aggregate commissions to Fleet  Securities        21             N/A          N/A         N/A
                  % of aggregate commissions to Fleet             0.29%            N/A          N/A         N/A
                       Securities

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

The Trust is required to identify any securities of its "regular brokers or dealers" that the Funds have acquired during their most recent fiscal year. At September 30, 2003, the Funds held securities of their regular brokers or dealers as set forth below:


                  Name                              Broker/Dealer                         Value
                  ----                              -------------                         -----
                  ASSET ALLOCATION FUND             CitiGroup, Inc.                       $11,026
                                                    Goldman Sachs Group                     2,759
                                                    JP Morgan Chase & Co.                   2,345
                                                    Credit Suisse Group                       831
                                                    State Street Corp.                        653
                                                    Nomura Securities Co. LTD                 275
                                                    Investors Financial Services  Corp.       223
                                                    Janus Capital Group, Inc.                 159
                                                    Jefferies Group, Inc.                     138
                                                    Lehman Brothers Holdings, Inc.            131
                                                    Bear Stearns                              127



                  Name                              Broker/Dealer                            Value
                  ----                              -------------                            -----

                  VALUE FUND                        CitiGroup, Inc.                        $ 14,104
                                                    PNC Financial Services Group              6,419
                                                    Wachovia Corp.                            5,178
                                                    Merrill Lynch & Co., Inc.                 4,622
                                                    LaBrance & Co., Inc.                      1,459

                  DIVIDEND FUND                     CitiGroup, Inc.                        $  9,102
                                                    JP Morgan Chase & Co.                     4,120
                                                    State Street Corp.                        1,800

                  INTERNATIONAL FUND                Credit Suisse Corp.                    $  9,025
                                                    Nomura Securities Co. LTD                 3,005

                  LARGE CAP FUND                    CitiGroup, Inc.                        $ 13,475
                                                    JP Morgan Chase & Co.                     8,041

                  GROWTH FUND                       CitiGroup, Inc.                        $ 31,857
                                                    Goldman Sachs Group, Inc.                10,488

                  SMALL COMPANY FUND                Investors Financial Services Corp.     $  4,475
                                                    Jefferies Group, Inc.                     3,091

TRUSTEES AND TRUSTEES' FEES

Columbia Funds Complex consists of the following funds (the "Funds"):

The series of Columbia Funds Trust I, the series of Columbia Funds Trust II, the series of Columbia Funds Trust III, the series of Columbia Funds Trust IV, the series of Columbia Funds Trust V, the series of Columbia Funds Trust VI, the series of Columbia Funds Trust VII, the series of Liberty Variable Investment Trust and 9 closed-end or interval management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Liberty Funds").

The series of Columbia Funds Trust VIII, the series of Columbia Funds Trust IX, the series of Columbia Funds Trust XI, the series of SteinRoe Variable Investment Trust and 3 closed-end management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Stein Roe Funds").

Two closed-end management investment company portfolios named Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (For purposes of this Trustees and Trustees' Fees section only, the "All-Star Funds").

Columbia Management Multi-Strategy Hedge Fund, LLC.

Columbia Balanced Fund, Inc., Columbia Common Stock Fund, Inc., Columbia Daily Income Company, Columbia Fixed Income Securities Fund, Inc., Columbia Growth Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc. and the series of CMG Fund Trust. (For purposes of this Trustees and Trustees' Fees section only, the "Columbia Funds").

The series of The Galaxy Funds. (For purposes of this Trustees and Trustees' Fees section only, the "Galaxy Funds").

The series of Columbia Acorn Trust and the series of Wanger Advisors Trust. (For purposes of this Trustees and Trustees' fees section only, the "Acorn Funds" and "WAT Funds," respectively).

The Advisor or its affiliates pay the compensation of all the officers of the Funds in the Columbia Funds Complex, including Trustees who are affiliated with the Advisor. For the fiscal year ended October 31, 2002, the Trustees did not receive compensation from the Funds because the Funds had not yet commenced investment operations. For the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, the Trustees received the following compensation for serving as Trustees:


                                                     Aggregate
                                                 Compensation from        Aggregate           Aggregate          Aggregate
                                 Pension or          the Asset          Compensation      Compensation from  Compensation from
                                 Retirement       Allocation Fund      from the Growth     the Value Fund      the Large Cap
                                  Benefits        for the Fiscal        Fund for the       for the Fiscal       Fund for the
Trustee(a)                     Accrued as part      Year Ended           Fiscal Year         Year Ended      Fiscal Year Ended
                                  of Fund          September 30,     Ended September 30,    September 30,       September 30,
                                Expenses(b)           2003(c)              2003(c)             2003(c)            2003(c)
                                -----------           -------              -------            -------             -------
Douglas A. Hacker                   N/A                $ 720               $ 984              $1,141               $ 815
Janet Langford Kelly                N/A                  584                 772               1,022                 676
Richard W. Lowry                    N/A                  553                 708               1,036                 653
Salvatore Macera (d)                N/A                  414                 536                 683                 488
William E. Mayer                    N/A                  786                 826               1,090                 720
Charles R. Nelson                   N/A                  730                 995               1,146                 829
John J. Neuhauser                   N/A                  786               1,088               1,189                 882
Joseph R. Palombo (e)               N/A                  N/A                 N/A                 N/A                 N/A
Patrick J. Simpson                  N/A                  N/A                 N/A                 N/A                 N/A
Thomas E. Stitzel                   N/A                  584                 772               1,022                 676
Thomas C. Theobald (f)              N/A                  624                 826               1,090                 720
Anne-Lee Verville (g)               N/A                  822               1,124               1,274                 930
Richard L. Woolworth                N/A                  N/A                 N/A                 N/A                 N/A





                                                              Aggregate               Aggregate               Aggregate
                            Aggregate Compensation      Compensation from the   Compensation from the   Compensation from the
                          from the International Fund  Small Cap Fund for the  Small Company Fund for   Dividend Fund for the
                           for the Fiscal Year Ended      Fiscal Year Ended     the Fiscal Year Ended     Fiscal Year Ended
Trustee(a)                   September 30, 2003(c)      September 30, 2003(c)   September 30, 2003(c)   September 30, 2003(c)
                             ---------------------      ---------------------   ---------------------   ---------------------
Douglas A. Hacker                    $ 819                    $1,007                  $  959                   $ 594
Janet Langford Kelly                   699                       699                     850                     514
Richard W. Lowry                       687                       687                     855                     510
Salvatore Macera (d)                   481                       481                     569                     349
William E. Mayer                       746                       746                     907                     549
Charles R. Nelson                      827                       827                     964                     599
John J. Neuhauser                      874                       874                   1,006                     630
Joseph R. Palombo (e)                  N/A                       N/A                     N/A                     N/A
Patrick J. Simpson                     N/A                       N/A                     N/A                     N/A
Thomas E. Stitzel                      699                       699                     850                     514
Thomas C. Theobald (f)                 746                       746                     907                     549
Anne-Lee Verville (g)                  925                       925                   1,074                     669
Richard L. Woolworth                   N/A                       N/A                     N/A                     N/A

                              Total Compensation from the Columbia
                             Funds Complex Paid to the Trustees for
                                    the Calendar Year Ended
Trustee(a)                           December 31, 2003(a)
                                      --------------------
Douglas A. Hacker                           $115,500
Janet Langford Kelly                         101,500
Richard W. Lowry                             128,150
Salvatore Macera (d)                          56,500
William E. Mayer                             133,150
Charles R. Nelson                            155,073
John J. Neuhauser                            143,568
Joseph R. Palombo (e)                          N/A
Patrick J. Simpson                            62,234
Thomas E. Stitzel                            103,500
Thomas C. Theobald (f)                       110,250
Anne-Lee Verville (g)                        128,250
Richard L. Woolworth                          64,234

(a) As of December 31, 2003, the Columbia Funds Complex consisted of 132 open-end and 15 closed-end management investment company portfolios. Effective October 8, 2003, Patrick J. Simpson and Richard L. Woolworth, then directors/trustees of the Columbia Funds, were appointed to the board of trustees of the Liberty Funds and Stein Roe Funds. Also effective October 8, 2003, the trustees of the Liberty Funds and the Stein Roe Funds were elected as directors/trustees of the Columbia Funds. A single combined board of trustees/directors now oversees all of the Liberty Funds, Stein Roe Funds and Columbia Funds. The All-Star Funds, the Columbia Management Multi-Strategy Hedge Fund, LLC, the Galaxy Funds, the Acorn Funds and the WAT Funds each have separate boards of trustees/directors.
(b) The Fund does not currently provide pension or retirement plan benefits to the Trustees.
(c) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(d) Mr. Macera retired as a Trustee from the Board of Trustees effective June 18, 2003.
(e) Mr. Palombo does not receive compensation because he is an employee of the Advisor.
(f) During the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, Mr. Theobald deferred $210 of his compensation from the Asset Allocation Fund, $194 of his compensation from the Growth Fund, $630 of his compensation from the Value Fund, $290 of his compensation from the Large Cap Fund, $347 of his compensation from the International Fund, $347 of his compensation from the Small Cap Fund, $499 of his compensation from the Small Company Fund and $274 of his compensation from the Dividend Fund, and $53,250 of his total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Mr. Theobald's account under that plan was $55,587.
(g) During the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, Ms. Verville deferred $221 of her compensation from the Asset Allocation Fund, $203 of her compensation from the Growth Fund, $662 of her compensation from the Value Fund, $305 of her compensation from the Large Cap Fund, $364 of her compensation from the International Fund, $364 of her compensation from the Small Cap Fund, $524 of her compensation from the Small Company Fund and $287 of her compensation from the Dividend Fund, and $53,250 of her total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Ms. Verville's account under that plan was $516,001.

ROLE OF THE BOARD OF TRUSTEES
The Trustees of the Funds are responsible for the overall management and supervision of the Fund's affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review contractual arrangements with service providers for the Fund and review the Fund's performance. The Trustees have created several committees to perform specific functions for the Fund. Mr. Theobald was elected Chairman of the Board of Trustees of the Liberty Funds, Stein Roe Funds and Columbia Funds effective December, 2003.

AUDIT COMMITTEE
Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Funds. Prior to October 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Fund. The Audit Committee's functions include making recommendations to the Trustees regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Funds and certain service providers. For the period November 1, 2002 through September 30, 2003, the Audit Committee convened ten times.

GOVERNANCE COMMITTEE
Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Fund. The Governance Committee's functions include recommending to the Trustees nominees for independent Trustee positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the Trustees' duties and responsibilities and reviewing and making recommendations to the Board regarding the compensation of the Trustees who are not affiliated with the Funds' investment advisors. The Governance Committee will consider candidates for Trustee recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Funds. For the period November 1, 2002 through September 30, 2003, the Governance Committee convened five times.

ADVISORY FEES & EXPENSES COMMITTEE
Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees & Expenses Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. The Advisory Fees & Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested Trustees and as to any other contracts that may be referred to the Committee by the Board. For the period November 1, 2002 through September 30, 2003, the Advisory Fees & Expenses Committee convened five times.

INVESTMENT OVERSIGHT COMMITTEES
Beginning in 2004, each Trustee of the Funds also began serving on an Investment Oversight Committee ("IOC"). Each IOC is responsible for monitoring, on an ongoing basis, a select group of funds in the Columbia Funds Complex and gives particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC meets four times a year. The following are members of the respective IOCs and the general categories of Funds which they review:

      IOC#1: Messrs. Lowry, Mayer and Neuhauser are responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

      IOC#2: Messrs. Hacker and Palombo and Ms. Verville are responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income -- Multi Sector and Fixed Income - Core.

      IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly are responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

      IOC#4: Messrs. Nelson, Simpson and Woolworth are responsible for reviewing Funds in the following asset categories: Large Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity, Taxable Fixed Income and Money Market.

SHARE OWNERSHIP
The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2003 (i) in each Fund and (ii) in the Funds in the Columbia Funds Complex.

                                 Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity
                                Securities Owned in the     Securities Owned in      Securities Owned in      Securities Owned in
       Name of Trustee           Asset Allocation Fund        the Growth Fund          the Value Fund         the Large Cap Fund
       ---------------           ---------------------        ---------------          --------------         ------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                          $0                       $0                       $0                       $0
Janet Langford Kelly                       $0                       $0                       $0                       $0
Richard W. Lowry                           $0                       $0                       $0                       $0
Charles R. Nelson                   $50,001-$100,000                $0                       $0                       $0
John J. Neuhauser                          $0                       $0                       $0                       $0
Patrick J. Simpson                         $0                       $0                       $0                       $0
Thomas E. Stitzel                          $0                       $0                       $0                       $0
Thomas C. Theobald                         $0                       $0                       $0                       $0
Anne-Lee Verville (a)                      $0                       $0                       $0                       $0
Richard L. Woolworth                       $0                       $0                       $0                       $0

INTERESTED TRUSTEES
William E. Mayer                           $0                       $0                       $0                       $0
Joseph R. Palombo                          $0                       $0                       $0                       $0



                                 Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity
                                Securities Owned in the     Securities Owned in      Securities Owned in      Securities Owned in
       Name of Trustee             International Fund       the Small Cap Fund     the Small Company Fund      the Dividend Fund
       ---------------             ------------------       ------------------         ------------------          -------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                          $0                       $0                         $0                       $0
Janet Langford Kelly                       $0                       $0                         $0                       $0
Richard W. Lowry                           $0                       $0                         $0                       $0
Charles R. Nelson                          $0                       $0                         $0                       $0
John J. Neuhauser                          $0                       $0                         $0                       $0
Patrick J. Simpson                         $0                       $0                         $0                       $0
Thomas E. Stitzel                          $0                       $0                         $0                       $0
Thomas C. Theobald                         $0                       $0                         $0                       $0
Anne-Lee Verville (a)                      $0                       $0                         $0                       $0
Richard L. Woolworth                       $0                       $0                         $0                       $0

INTERESTED TRUSTEES
William E. Mayer                           $0                       $0                         $0                       $0
Joseph R. Palombo                          $0                       $0                         $0                       $0


                                     Aggregate Dollar Range of Equity Securities
                                      Owned in All Funds Overseen by Trustee in
Name of Trustee                                Columbia Funds Complex
---------------                                ----------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                                   Over $100,000
Janet Langford Kelly                                Over $100,000
Richard W. Lowry                                    Over $100,000
Charles R. Nelson                                   Over $100,000
John J. Neuhauser                                   Over $100,000
Patrick J. Simpson                                $50,001-$100,000
Thomas E. Stitzel                                 $50,001-$100,000
Thomas C. Theobald                                  Over $100,000
Anne-Lee Verville (a)                               Over $100,000
Richard L. Woolworth                                Over $100,000

INTERESTED TRUSTEES
William E. Mayer                                  $50,001-$100,000
Joseph R. Palombo                                    $1-$10,000

(a) Ms. Verville has elected to defer her compensation as a Trustee under the deferred compensation plan for independent Trustees of the Columbia Funds Complex. The value of her deferred compensation is determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2003, the value of her deferred compensation account exceeded $100,000.

OWNERSHIP OF THE FUNDS
As of record on December 31, 2003, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of the Funds.

As of record on December 31, 2003, the following shareholders of record owned 5% or more of the shares of the classes of the Funds noted below:

                              ASSET ALLOCATION FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp                                    8,102.9510                    7.08
      FBO 245-05958-10
      26 Broadway
      New York, NY  10004-1703

      US Clearing Corp                                    6,134.1640                    5.36
      FBO 131-92787-17
      26 Broadway
      New York, NY  10004-1703

      Clarence D. Williams                                7,634.9650                    6.67
      443-5 St. Anns Avenue
      Apt. 11A
      Bronx, NY  10455

      Columbia Trust Company Rollover IRA                 5,993.4380                    5.24
      George B. OOsterwijk
      306 W. El Norte Pkwy. #N410
      Escondido, CA  92026-1960

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Citigroup Global Markets Inc.                        2,346.4060                  12.83
      00112C59463
      333 West 34th Street -- 3rd Floor
      New York, NY  10001-2402

      US Clearing Corp                                     1,091.5090                   5.97
      FBO 236-99556-18
      26 Broadway
      New York, NY  10004-1703

      Raymond James & Assoc., Inc.                         1,927.0460                  10.54
      FBO Edmonds Thomas
      Bin #47331326
      880 Carillon Parkway
      St. Petersburg, FL  33716-1100

      American Enterprise Investment Svcs                  1,402.8630                   7.67
      FBO 555731661
      P.O. Box 9446
      Minneapolis, MN  55440-9446

      LPL Financial Services                               2,164.0630                  11.84
      A/C 4594-0116
      9785 Towne Center Drive
      San Diego, CA  92121-1968

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          870,667.1960                  5.78
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY  14638-0001

      Gales & Co                                         1,305,834.2960                 8.67
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY  14638-0001

                                   GROWTH FUND

                                 CLASS A SHARES

              Shareholder (name and address)            Share Balance        Percent of Class Total (%)
              ------------------------------            -------------        --------------------------
      Columbia Trust Company IRA                         13,984.8130                    9.38
      Max Borten
      1301 Commonwealth Avenue
      West Newton, MA 02465-2912

      NFSC FEBO # 251-050660                              8,136.8150                    5.46
      Elwood W.  Beebe TTEE
      Russell S. Tauscher TTEE
      The Philipp Manuf Co Retir Pl EM
      19 Ward Avenue
      Easthampton, MA 01027-2214

      NFSC FEBO # 251-050652                             27,173.6630                   18.23
      Elwood W. Beebe TTEE
      Russell S. Tauscher TTEE 401K Pl
      The Philipp Manufacturing Co
      19 Ward Avenue
      Easthampton, MA 01027-2214

      Pershing LLC                                        7,824.7260                    5.25
      PO Box 2052
      Jersey City, NJ 07303-2052


                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Dean Witter for the Benefit of                      5,210.2770                   14.59
      Disc Roger A. Shiffman TTEE
      PO Box 250 Church Street Station
      New York, NY 10008-0250

      US Clearing Corp                                    8,947.5840                   25.06
      FBO 195-04466-23
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp                                    2,298.8510                    6.44
      FBO 245-96575-12
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp                                    5,656.5780                   15.84
      FBO 247-02888-18
      26 Broadway
      New York, NY 10004-1703

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Amvescap National Trust Co as Agent                8,731,123.0310                24.05
      For Fleet National Bank FBO
      FleetBoston Financial Savings Plus
      PO Box 105779
      Atlanta, GA 30348-5779

      Gales & Co                                         5,027,993.2770                13.85
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                         9,405,643.6380                25.91
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                         7,824,652.6560                21.55
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001


                                   VALUE FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Columbia Management Advisors Inc.                   10,075.5990                   8.57
      Nominee for Various  Columbia Funds
      Attn Jane Howard FBO J. Seed
      245 Summer Street FL 3
      Boston, MA  02110-1129

      Pershing LLC                                        38,543.9320                  32.78
      PO Box 2052
      Jersey City, NJ 07303-2052

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Jack B. Yeager TTEE                                  3,880.8880                   5.45
      Icon Inc.
      Defined Benefit Plan
      2429 Sunny Meadow Lane
      Vienna, VA 22181-3024

      Pershing LLC                                         3,705.7800                   5.20
      PO Box 2052
      Jersey City, NY 07303-2052

      UBS Financial Services Inc.                          5,037.0000                   7.07
      Phillipe Berthet
      3 Motley Lane
      Charleston, SC 29401-2016

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      American Enterprise Investment Svcs                  1,240.4450                   8.46
      FBO 169099881
      PO Box 9446
      Minneapolis, MN 55440-9446

      American Enterprise Investment Svcs                  1,239.0900                   8.45
      FBO 169098141
      PO Box 9446
      Minneapolis, MN 55440-9446

      Bear Stearns Securities Corp.                        1,706.4850                  11.64
      FBO 459-14706-14
      1 Metrotech Center North
      Brooklyn, NY 11201-3870

      First Clearing Corp                                  1,319.5820                   9.00
      A/C 4254-6999
      Siera N. Dennis CUST
      Lee C. Dennis Laws of GA
      2099 Comer Road
      Comer, GA 30629-6109

      LPL Financial Services                               1,193.6910                   8.14
      A/C 6948-4160
      9785 Towne Centre Drive
      San Diego, CA 92121-1968

      Merrill Lynch Pierce Fenner & Smith                  6,818.6400                  46.53
      For the Sole Benefit of
      Its Customers
      Attn Fund Administration
      4800 Deer Lake Drive E Fl 3
      Jacksonville, FL 32246-6484

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          6,582,119.6300               31.99
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      Gales & Co                                          6,733,851.9660               32.73
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                          3,414,625.1690               16.60
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

                                 LARGE CAP FUND

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          2,099,449.5880               12.75
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          4,695,973.5880               28.51
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          6,703,395.9290               40.70
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US CLEARING CORP                                     3,959.1440                11.64
      FBO 134-10437-17
      26 Broadway
      New York NY  10004-1703

      Larry G Stegall                                      2,254.6520                 6.63
      1006 Southwest Dr
      Davidson NC  28036-9496

      Fun Y Chan                                           2,361.6450                 6.95
      Tommy Yuen JT WROS
      PO BOX 1911
      Arlington Hts IL  60006-1911

      American Enterprise Investment Svcs                  3,507.1940                10.31
      FBO 191549541
      PO BOX 9446
      Minneapolis MN  55440-9446


                               INTERNATIONAL FUND

                                 CLASS Z SHARES

              Shareholder (name and address)               Share Balance     Percent of Class Total (%)
              ------------------------------               -------------     --------------------------
      Gales & Co                                          10,385,215.3470              31.53
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                           4,305,959.8280              13.07
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          17,149,274.7380              52.07
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      NFSC FEBO # W81-084980                                  536.6730                  5.62
      NFS/FMTC IRA
      FBO J Timothy Stebbins
      1640 Black Fox Canyon Rd
      Henderson NV 89052-6938


      A G Edwards & Sons Inc FBO                            2,172.0240                 22.75
      Elizabeth Wolf Paules
      TTEE U/A DTD 9/24/97
      A/C 0800-064562
      1 N Jefferson Ave Saint
      Louis MO 63103-2287

      LPL Financial Services                                  526.3160                  5.51
      A/C 6612-0038
      9785 Towne Centre Dr
      San Diego CA  92121-1968

      Zong Li Chen                                          4,962.1670                 51.97
      27 St Andrew Court
      Old Westbury NY  11568

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Pershing LLC                                          2,179.5370                  6.28
      PO Box 2052
      Jersey City NJ  07303-2052

      American Enterprise Investment Svcs                   2,084.9830                  6.01
      FBO 573612971
      PO Box 9446
      Minneapolis MN  55440-9446

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp                                      3,338.5150                  8.57
      FBO 111-14513-14
      26 Broadway
      New York NY  10004-1703

      Attn Cliff McCoy                                      5,328.5970                 13.67
      Wachovia Securities LLC FBO
      Housing Auth of the County
      Of Kings Employer RETR PL
      4-1-81
      Hanford CA  93232

                                 SMALL CAP FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Charles Schwab & Co. Inc.                            2,288,723.3970              31.39

                                 CLASS T SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Charles Schwab & Co                                 1,610,904.2250               17.54
      Cust of Customers
      Attn: Mutual Funds
      101 Montgomery Street
      San Francisco, CA  94104-4122


                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Fleet Investment Services Mutual Funds Unit         13,342,355.2250              23.34
      159 E. Main Street
      Rochester, NY ###-##-####

      Fleet Investment Services Mutual Funds Unit         17,387,345.8080              30.42
      159 E. Main Street
      Rochester, NY ###-##-####

      Fleet Investment Services Mutual Funds Unit         13,075,882.2420              22.88
      159 E. Main Street
      Rochester, NY ###-##-####


                               SMALL COMPANY FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      U.S. Clearing Corp                                    5,625.8790                 12.14
      FBO 113-92691-10
      26 Broadway
      New York, NY  10004-1703

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      NFSC FEBO Terry Whitney IRA                           1,969.7610                  5.95
      25 Sherwood Drive
      Brockport, NY 14420-1439

      NFSC FEBO Mark O. Nevarez & Janice Nevarez            1,664.4470                  5.03
      25 Sherwood Drive
      Brockport, NY 14420-1439

      NFSC FEBO Gunter P. Borrosch & Anna Mae               2,730.1010                  8.24
      Borrosch
      25 Sherwood Drive
      Brockport, NY 14420-1439

      Man Ping Jin                                          4,225.8010                 12.76
      14 Balmoral Cres.
      White Plains, NY 10607-2202


                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp.                                     1,447.1780                 15.68
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                       705.2190                  7.64
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                     2,153.6250                 23.33
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                       526.3160                  5.70
      26 Broadway
      New York, NY 10004-1703

      George Berger                                         1,212.6940                 13.14
      17 Wren Drive
      Hauppauge, NY 11788-1106

      LPL Financial Services                                  514.7560                  5.58
      9785 Towne Centre Drive
      San Diego, CA 92121-1968

                                 CLASS Z SHARES

              Shareholder (name and address)            Share Balance       Percent of Class Total (%)
              ------------------------------            -------------       --------------------------
      Gales & Co                                       5,570,952.1890                29.24
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      Gales & Co                                       2,236,873.0300                11.74
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001


      Gales & Co                                       1,517,161.4050                 7.96
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      AMVESCAP National Trust Company AGE              7,926,599.3190                41.61
      For Fleet National Bank FBO
      FleetBoston Financial Savings Plus
      PO Box 105779
      Atlanta, GA  30348-5779


                                  DIVIDEND FUND

                                 CLASS A SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      NFSC FEBO # APJ-183695                                15,240.6150                 9.15
      Steven J Baum
      220 Northpointe Pkwy Ste G
      Amherst NY  14228-1894

      Pershing LLC                                          20,734.2700                12.45
      P.O. Box 2052
      Jersey City NJ  07303-2052

      Fiserv Securities Inc                                 10,105.8670                 6.07
      FAO 13870712
      Attn: Mutual Funds
      One Commerce Square
      2005 Market Street Suite 1200
      Philadelphia PA  19103-7084

      LPL Financial Services                                 9,011.2990                 5.41
      A/C 7488-8811
      9785 Towne Centre Dr
      San Diego CA  92121-1968


                                 CLASS B SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      American Enterprise Investment Svcs                    14,366.9210                5.96
      FBO 199476701
      PO Box 9446
      Minneapolis MN  55440-9446


      American Enterprise Investment Svcs                    13,808.1420                5.73
      FBO 169023141
      PO Box 9446
      Minneapolis MN  55440-9446


                                 CLASS C SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      NFSC FEBO #N23-580864                                   5,409.0010                9.96
      Larry D. Schroeder
      2064 Hopp Rd N
      Odessa, WA 99159-9806

      UBS Financial Services Inc. FBO                          5,036.000                9.27
      UBS-FINSVC CUST FBO Cheryl Elston Bell
      PO Box 3321
      Weehawken, NJ 07086-8154

      US Clearing Corp                                        6,426.7080               11.83
      FBO 976-14432-18
      26 Broadway
      New York, NY 10004-1703

      Raymond James & Assoc. Inc.                             4,935.8340                9.09
      FBO Slippey G
      BIN# 80636422
      880 Carillon Pkwy
      St Petersburg, FL 33716-1100

      UBS Financial Services Inc. FBO                          5,036.000                9.27
      Elizabeth E Newhouse TTEE
      U/W Barbara H Ellis
      Elizabeth E Newhouse Trust
      5339 Auburn Rdg
      San Antonio TX 78249-3389

      LPL Financial Services                                  3,182.7500                5.86
      A/C 4017-7906
      9785 Towne Centre Dr
      San Diego CA 92121-1968

                                 CLASS Z SHARES


               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      USB FBO PF# 89                                      3,082,308.4440               7.04
      Willamette University
      97303871
      PO Box 1787
      Milwaukee WI  53201-1787


      USB FBO PF#335                                      5,807,985.4110              13.26
      Tri-Met Pension Trust
      97310313
      PO Box 1787
      Milwaukee WI  53201-1787

      Board of TTEES Of the Intermountain                 2,680,252.5030               6.12
      Retail Store PF# 0186
      FBO Intermountain Retail Store Emp
      Pension Plan Attn: Richard Hepner
      201 Queen Anne Ave N Ste 100
      Seattle WA  98109-4824

      Meyer Memorial Trust PF#674                         3,808,958.4220               8.69
      C/O Wayne Pierson
      425 NW 10TH Ave Ste 400
      Portland OR  97209-3128

      Gales & Co                                          4,272,950.8570              55.71
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          1,697,257.3040              22.13
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

      USB FBO                                             3,388,718.9030               7.73
      Oregon Retail Employees
      Pension Trust
      P.O. Box 1787
      Milwaukee WI 53201-1787


      Gales & Co                                            910,479.2900              11.87
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

SALES CHARGES (DOLLARS IN THOUSANDS)
PFPC Distributors served as distributor for the Predecessor Funds until July 22, 2002. PFPC Distributors, an indirect wholly owned subsidiary of PNC Financial Services Group, is a registered broker-dealer with principal offices located at 400 Bellevue Parkway, Wilmington, Delaware 19809. Prior to January 2, 2001, Provident Distributors, Inc. ("PDI") served as distributor for the Predecessor Funds. Prior to December 1, 1999, First Data Distributors, Inc. ("FD Distributors"), a wholly-owned subsidiary of PFPC, served as distributor for the Predecessor Funds. During the eleven months ended September 30, 2003 and the last three fiscal years, CFD, PFPC Distributors, PDI and/or FD Distributors received sales charges as follows:

                                CLASS A SHARES(a)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended            Years ended October 31,
                                                                            September 30,        -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
            Aggregate initial sales charges on Fund share sales                  $53            $0           $0          $2
            Initial sales charges retained by CFD                                  1             0            0           0
            Aggregate contingent deferred sales charges (CDSC)
              on Fund redemptions retained by CFD                                  0             0            0           0


                                CLASS B SHARES(c)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             $2            $2           $1          $1



                                CLASS C SHARES(d)


                                                                                           ASSET ALLOCATION FUND
                                                                                     Eleven months ended September 30,
                                                                                     ---------------------------------
                                                                                                  2003(b)
                                                                                                  -------
             Aggregate CDSC on Fund redemptions retained by CFD                                     $0



                                CLASS G SHARES(e)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                            $239          $333         $399        $369


                                CLASS T SHARES(f)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Fund share sales                  $2           $123         $440        $539
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             24              0            0           0

(a) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.

(b) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.

(d)   Class C shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Fund share sales                    $143           $0        $0        $985
             Initial sales charges retained by CFD                                     2            0         0           0
             Aggregate contingent deferred sales charges (CDSC) on Fund
             redemptions retained by CFD                                               0            0         0           0


                                CLASS B SHARES(c)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD,
             PFPC Distributors, PDI and/or FD Distributors                      $ (a)          $ (a)        $ (a)      $ 5


(a)      Rounds to less than one.

                                CLASS C SHARES(d)

                                                                                                GROWTH FUND
                                                                                     Eleven months ended September 30,
                                                                                     ---------------------------------
                                                                                                  2003(b)
                                                                                                  -------
             Aggregate CDSC on Fund redemptions retained by CFD                                     $0

                                CLASS G SHARES(e)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD,
             PFPC Distributors, PDI and/or FD Distributors                          166         $205          $344       $274



                                CLASS T SHARES(f)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Predecessor Fund share            $5           $302         $584       1,023
             sales
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             23              0            0           0

(a) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.

(b) The Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.

(d)   Class C shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(b)

                                                                                                  VALUE FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(a)
                                                                                                    -------
Aggregate initial sales charges on Fund share sales                                                  $39
Initial sales charges retained by CFD                                                                (b)
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
 retained by CFD                                                                                      0



(a) Class A Shares were not offered by the Value Fund during the last three fiscal years.

(b)   Rounds to less than one.


                                CLASS B SHARES(c)

                                                                                                 VALUE FUND
                                                                                   Eleven months ended September 30, 2003(a)
                                                                                   -----------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
  Distributors, PDI and/or FD Distributors                                                           $0

(a) Class B Shares were not offered by the Value Fund during the last three fiscal years.



                                CLASS C SHARES(d)

                                                                                                 VALUE FUND
                                                                                   Eleven months ended September 30, 2003(a)
                                                                                   -----------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD                                                   $0


                                CLASS G SHARES(e)

                                                                                            VALUE FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                  $31,158      $37,493      $64,007     $117,397


                                CLASS T SHARES(f)

                                                                                            VALUE FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate initial sales charges on Fund share sales                             $1,343           $78        $131        $109
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors, PDI
and/or FD Distributors                                                               0             0           0           0

                                 CLASS A SHARES

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Initial sales charges retained by CFD                                            $3,735           $7         $463        $0
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
  retained by CFD                                                                     0            0            0         0




                                 CLASS B SHARES

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                                2003         2002         2001       2000
                                                                              -------      ---------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by CFD                    $901        $794        $80        $280



                                CLASS C SHARES(b)

                                                                                               LARGE CAP FUND
                                                                                    Eleven months ended September 30, 2003
                                                                                    --------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD                                                   $0


                                CLASS G SHARES(c)

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                                 2003          2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by                     $91,350        $162,795    $132,046   $222,339

                                CLASS T SHARES(d)

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended               Years ended October 31,
                                                                            September 30,           -----------------------
                                                                                 2003            2002         2001        2000
                                                                               -------        ----------   ----------    -------
Aggregate initial sales charges on Fund share sales                               $1,654        $122,240    $184,258    $154,459
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
  PDI and/or FD Distributors                                                           0               0           0           0


(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b) On December 9, 2002, the Fund's, Prime A shares were redesignated Class A shares.

(c) On December 9, 2002, the Fund's, Prime B shares were redesignated Class B shares.

(d)   Class C Shares were initially offered on December 9, 2002.

(e) On December 9, 2002, the Fund's, Retail B shares were redesignated Class G shares.

(f) On December 9, 2002, the Fund's, Retail A shares were redesignated Class T shares.

                                 CLASS A SHARES

                                                                                        INTERNATIONAL FUND
                                                                     Eleven months ended            Years ended October 31,
                                                                        September 30,               -----------------------
                                                                             2003                 2002        2001        2000
                                                                             ----                 ----        ----        ----
Aggregate initial sales charges on Fund share sales                          $497                  $0          $0         $138

                                 CLASS B SHARES

                                                                                        INTERNATIONAL FUND
                                                                     Eleven months ended            Years ended October 31,
                                                                        September 30,               -----------------------
                                                                             2003                 2002        2001        2000
                                                                             ----                 ----        ----        ----
Aggregate CDSC on Fund redemptions received by CFD,                          $276                $2,630       $84        $3,176

                                 CLASS C SHARES


                                                                                        INTERNATIONAL FUND
                                                                                Eleven months ended September 30,
                                                                                ---------------------------------
                                                                                               2003
                                                                                               ----
Aggregate CDSC on Fund redemptions retained by CFD                                              $0

                                 CLASS G SHARES

                                                                                       INTERNATIONAL FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                           2003 (a)                 2002        2001        2000
                                                                           --------                 ----        ----        ----
Aggregate CDSC on Fund redemptions received by CFD,                        $13,354                $122,240    $184,258    $154,459

                                 CLASS T SHARES

                                                                                      INTERNATIONAL FUND
                                                                     Eleven months ended       Years ended October 31,
                                                                        September 30,          -----------------------
                                                                           2003 (a)         2002        2001        2000
                                                                           --------         ----        ----        ----
Aggregate initial sales charges on Fund share sales                        $   251        $72,794     $227,881    $163,039
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
  Distributors, PDI and/or FD Distributors                                 $ 7,820        $19,699     $ 32,216    $ 15,689

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b) On November 18, 2002, the Fund's, Prime A shares were redesignated Class A shares.

(c) On November 18, 2002, the Fund's, Prime B shares were redesignated Class B shares.

(d)   Class C Shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Fund's Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Fund's, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                       SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                            2003(b)                 2002        2001        2000
                                                                            -------                 ----        ----        ----
Aggregate initial sales charges on Fund share sales                          $563                    $5          (c)        (c)
Initial sales charges retained by CFD                                          58                     0           0          0
Aggregate contingent deferred sales charges (CDSC) on Fund
redemptions retained by CFD                                                     7                     0           0          0

                                CLASS B SHARES(d)

                                                                                              SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                            2003(b)                 2002        2001        2000
                                                                            -------                 ----        ----        ----
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                  $5                    (c)         $2          $1

                                CLASS C SHARES(e)

                                                                                                      SMALL CAP FUND
                                                                                            Eleven months ended September 30,
                                                                                            ---------------------------------
                                                                                                         2003(b)
                                                                                                         -------
Aggregate CDSC on Fund redemptions retained by CFD                                                         (c)

                                CLASS G SHARES(f)

                                                                                              SMALL CAP FUND
                                                                    Eleven months ended               Years ended October 31,
                                                                        September 30,                 -----------------------
                                                                           2003(b)              2002            2001          2000
                                                                           -------            --------        --------       -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                $27                 $17             $10           $95

                                CLASS T SHARES(g)

                                                                                              SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                           2003(b)                2002            2001        2000
                                                                           -------            -----------     -----------    -------
Aggregate initial sales charges on Predecessor Fund share sales                $10                 $423            $127          $62
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
Distributors, PDI and/or FD Distributors                                        2                    0               0            0

(a) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.

(b) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c)   Rounds to less than one.

(d) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.

(e)   Class C Shares were initially offered on November 18, 2002.

(f) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.

(g) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                           SMALL COMPANY FUND
                                                                                    Eleven months ended September 30,
                                                                                    ---------------------------------
                                                                                                 2003(b)
                                                                                                 -------
Aggregate initial sales charges on Fund share sales                                              $23,726
Initial sales charges retained by CFD                                                              (c)
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
retained by CFD                                                                                     0

                                CLASS B SHARES(d)


                                                                                               SMALL COMPANY FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(b)
                                                                                                    -------
Aggregate CDSC on Fund redemptions retained by CFD                                                    (c)

Class B Shares were not offered by the Small Company Fund during the last three fiscal years.

                                CLASS C SHARES(e)

                                                                                               SMALL COMPANY FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(b)
                                                                                                    -------
Aggregate CDSC on Fund redemptions retained by CFD                                                     $0

                                CLASS G SHARES(f)

                                                                                             SMALL COMPANY FUND
                                                                            Eleven months
                                                                                ended           Fiscal period ended October 31,
                                                                            September 30,       -------------------------------
                                                                               2003(b)         2002           2001        2000
                                                                               -------      ----------     ----------    -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                     $13           $21            $34         $53

                                CLASS T SHARES(g)

                                                                                               SMALL COMPANY FUND
                                                                            Eleven months
                                                                                ended           Fiscal period ended October 31,
                                                                            September 30,       -------------------------------
                                                                               2003(a)         2002           2001         2000
                                                                               -------      ---------      ---------     --------
Aggregate initial sales charges on Fund share sales                              $(c)          $47            $75           $106
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
PDI and/or FD Distributors                                                         6             0              0              0

(a) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime A Shares were redesignated Class A Shares.

(b) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c)   Rounds to less than one.

(d) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime B shares were redesignated Class B shares.

(e)   Class C Shares were initially offered on November 18, 2002.

(f) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.

(g) On November 18, 2002, the Galaxy Small Company Equity Fund l Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(b)


                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                     2003(a)
                                                                                                     -------
Aggregate initial sales charges on Fund share sales
Initial sales charges retained by CFD                                                                  $1
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions                                 $0
  retained by CFD

                                CLASS B SHARES(b)

                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                     2003(a)
                                                                                                     -------
Aggregate CDSC on Fund redemptions retained by CFD                                                    $101

                                CLASS C SHARES(b)

                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                      2003
                                                                                                      ----
Aggregate CDSC on Fund redemptions retained by CFD                                                   $1,563

                               CLASS G SHARES(c)

                                                                                               DIVIDEND FUND
                                                                            Eleven Months
                                                                                ended
                                                                             September 30         Years ended October 31,
                                                                                                  -----------------------
                                                                               2003(a)         2002         2001        2002
                                                                               -------         ----         ----        ----
Aggregate CDSC on Fund redemptions received by PFPC Distributors, PDI          $ 30,195       $45,798      $5,728      $7,119
and/or FD Distributors

                                CLASS T SHARES(d)

                                                                                               DIVIDEND FUND
                                                                            Eleven Months
                                                                                ended
                                                                             September 30         Years ended October 31,
                                                                                                  -----------------------
                                                                               2003(a)         2002         2001        2002
                                                                               -------         ----         ----        ----
Aggregate initial sales charges on Predecessor Fund share sales                 $1,167        $59,920     $26,558     $10,187
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
  PDI and/or FD Distributors                                                      0              0           0           0

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b)   Classes A, B and C shares were initially offered on November 25, 2002.

(c) On November 25, 2002, the Fund's Retail B shares were redesignated class G shares.

(d) On November 25, 2002, the Fund's Retail A shares were redesignated Class T shares.

12B-1 PLAN, SHAREHOLDER SERVICING PLAN, CDSCS AND CONVERSION OF SHARES All of the Funds offer Class A, Class B, Class C, Class G, Class T and Class Z shares. The Funds may in the future offer other classes of shares. The Trustees have approved a 12b-1 Plan (Plan) pursuant to Rule 12b-1 under the Act. Under the Plan, the Funds pay CFD monthly a service fee at an annual rate of 0.25% of each Fund's average daily net assets attributed to Class A, B and C shares. The Funds also pay CFD monthly a distribution fee at an annual rate of 0.10% of each Fund's average daily net assets attributed to Class A shares and 0.75% of each Fund's average daily net assets attributed to Class B and Class C shares. For the current fiscal year, CFD intends to limit aggregate 12b-1 fees for Class A shares to 0.25%. The Funds also may pay CFD distribution and service fees up to a maximum of 1.15% of such Fund's average daily net assets attributable to Class G shares (comprised of up to 0.65% for distribution services,). For the current fiscal year, the Fund's payments under the Plan for each of shareholder liaison services and administrative support services will be limited to 0.95% (on an annualized basis) of the average daily net asset value of Class G shares owned of record or beneficially by customers of institutions. Such limitations may be revoked at any time. CFD may use the entire amount of such fees to defray the cost of commissions and service fees paid to financial service firms (FSFs) and for certain other purposes. Since the distribution and service fees are payable regardless of the amount of CFD's expenses, CFD may realize a profit from the fees.

The Plan authorizes any other payments by the Funds to CFD and its affiliates (including the Advisor) to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares. The Trustees believe the Plan could be a significant factor in the growth and retention of the Funds' assets resulting in more advantageous expense ratios and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (Independent Trustees), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Trustees who are not interested persons of the Trust is effected by such disinterested Trustees.

Class T shares of the Funds are subject to a shareholder servicing fee pursuant to a Shareholder Servicing Plan. Under the Shareholder Servicing Plan, a Fund may enter into agreements with institutions pursuant to which an institution agrees to provide certain administrative and support services to its customers who are the beneficial owners of Class T shares. Services provided by such institutions to their customers include aggregating and processing purchase and redemption requests and placing net purchase and redemption orders. In return for providing these services, the Fund agrees to pay each institution a fee at an annual rate of up to 0.50%, up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services of the average daily net assets attributable to Class T shares owned beneficially by the institution's customers. Current service arrangements are limited to payments of 0.30% for the Funds.

Under the Shareholder Servicing Plan, the Trustees must review, at least quarterly, a written report of the amounts paid under the servicing agreements and the purposes for which those expenditures were made. The initial term of the Shareholder Servicing Plan is one year and it will continue in effect from year to year after its initial one-year term provided that its continuance is specifically approved at least annually by a majority of the Trustees, including a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of the Shareholder Servicing Plan or in any agreement related to it. Any material amendment to the Shareholder Servicing Plan must be approved in the same manner. The Shareholder Servicing Plan is terminable at any time with respect to any Fund by a vote of a majority of the Independent Trustees. While the Shareholder Servicing Plan is in effect, only the Independent Trustees may select and nominate any future Independent Trustees.

Class A shares are offered at net asset value plus varying sales charges which may include a CDSC. Class B shares are offered at net asset value and are subject to a CDSC if redeemed within a certain number of years after purchase depending on the program you purchased your shares under. Class C shares are offered at net asset value and are subject to a 1.00% CDSC on redemptions within one year after purchase. Class G shares are offered at net asset value and are subject to a CDSC if redeemed within a certain number of years after purchase depending on when you purchased your shares that were exchanged for Class G shares. Class T shares are offered at net asset value plus varying sales charges which may include a CDSC. Class Z shares are offered at net asset value and are not subject to a CDSC. The CDSCs are described in the Prospectuses.

No CDSC will be imposed on shares derived from reinvestment of distributions or amounts representing capital appreciation. In determining the applicability and rate of any CDSC, it will be assumed that a redemption is made first of shares representing capital appreciation, next of shares representing reinvestment of distributions and finally of other shares held by the shareholder for the longest period of time.

A certain number of years, depending on the program you purchased your shares under, after the end of the month in which a Class B share is purchased, such share and a pro rata portion of any shares issued on the reinvestment of distributions will be automatically converted into Class A shares having an equal value, which are not subject to the distribution fee.

A certain number of years, depending on when you purchased your shares that were exchanged for Class G shares, after the end of the month in which you purchased your shares that were exchanged for Class G shares, such Class G shares and a pro rata portion of any shares issued on the reinvestment of distributions will be automatically converted into Class T shares having an equal value, which are not subject to the distribution fee. See Part 2 of this Statement of Additional Information for the CDSCs and conversion schedules applicable to Class G shares received in exchange for Retail B shares purchased or acquired prior to January 1, 2001.

SALES-RELATED EXPENSES (dollars in thousands) of CFD relating to the Funds for the fiscal year ended September 30, 2003, were (a):

(a) The Funds changed their fiscal year end from October 31 to September 30 in 2003.

                                                                      ASSET ALLOCATION FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                       $1            $62           $1            $183          $389
Cost of sales material relating to the Fund
   (including printing and mailing expenses)       (f)             2           (f)              5             2
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                     1              5           (f)             15             7


(a) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.

(c)   Class C shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                           GROWTH FUND
                                                  Class A       Class B      Class C       Class G       Class T
                                                 Shares(a)     Shares(b)    Shares(c)     Shares(d)     Shares(e)
                                                 ---------     ---------    ---------     ---------     ---------
Fees to FSFs                                        $9            $19           $2          $216          $465
Cost of sales material relating to the Fund
   (including printing and mailing expenses)         2              1           (f)           11            26
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                      8              2            1            34            81

(a) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.

(c)   Class C shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                            VALUE FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                        $1            $6            (f)           $44          $251
Cost of sales material relating to the Fund
   (including printing and mailing expenses)        (f)           (f)           (f)             2             2
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                      1             1            (f)             5             7

(a)   Class A shares were initially offered on November 25, 2002.

(b)   Class B shares were initially offered on November 25, 2002.

(c)   Class C shares were initially offered on November 25, 2002.

(d) On November 25, 2002, the Galaxy Value Fund, Retail B shares were redesignated Class G shares.

(e) On November 25, 2002, the Galaxy Value Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                          LARGE CAP FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                       $15           $38            $4           $91           $232
Cost of sales material relating to the Fund
(including printing and mailing expenses)            2             1            (a)            3              3
Allocated travel, entertainment and other
promotional expenses (including advertising)         5             3            (a)           11             10

(a)   Rounds to less than one.

                                                                        INTERNATIONAL FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                        $1            $6            (a)           $13           $100
Cost of sales material relating to the Fund
(including printing and mailing expenses)           (a)           (a)           (a)             1             82
Allocated travel, entertainment and other
promotional expenses (including advertising)         1             1            (a)             4            254

(a)   Rounds to less than one.

                                                                          SMALL CAP FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                         $126         $379         $105            $35          $168
Cost of sales material relating to the Fund
   (including printing and mailing expenses)           67           11           15              1            42
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                       209           33           47              4           132

(a) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.

(c)   Class C Shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.

                                                                        SMALL COMPANY FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(a)     Shares(a)     Shares(b)     Shares(c)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                          $(d)          $3            $(d)          $26         $106
Cost of sales material relating to the Fund
   (including printing and mailing expenses)           (d)          (d)            (d)            1           26
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                         1           (d)            (d)            4           81

(a)   Classes A, B and C were initially offered on November 18, 2002.

(b) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.

(c) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail A shares were redesignated Class T shares.

(d)   Rounds to less than one.

                                                                          DIVIDEND FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                       $(a)          $11            $1           $27           $175
Cost of sales material relating to the Fund
(including printing and mailing expenses)           (a)           (a)           (a)            1              1
Allocated travel, entertainment and other
promotional expenses (including advertising)        (a)            1            (a)            3              4

(a)   Rounds to less than one.

CUSTODIAN OF THE FUNDS

State Street Bank & Trust Company, located at 2 Avenue De Lafayette, Boston, MA 02111-2900, is the Funds' custodian. The custodian is responsible for safeguarding the Funds' cash and securities, receiving and delivering securities and collecting the Funds' interest and dividends.

INDEPENDENT AUDITORS OF THE FUNDS

Ernst & Young LLP, located at 200 Clarendon Street, Boston, MA 02116, are the independent auditors for the Funds and were the independent auditors for the Predecessor Galaxy Funds for the eleven months ended September 30, 2003 and the fiscal years ended on or after October 31, 1999. The financial statements incorporated by reference in this SAI have been so incorporated, and the financial highlights included in the Prospectuses have been so included, in reliance upon the report of Ernst & Young LLP, for the eleven months in the period ended September 30, 2003 and for the years ended October 31, 2002, 2001, 2000 and 1999, and on the report of the Galaxy Funds' former auditors for the year ended October 31, 1998, given on the authority of said firms as experts in auditing and accounting.

                       STATEMENT OF ADDITIONAL INFORMATION


                                     PART 2

The following information applies generally to most funds advised by the Advisor. "Funds" include the series of Columbia Funds Trust I (formerly named Liberty Funds Trust I), Columbia Funds Trust II (formerly named Liberty Funds Trust II), Columbia Funds Trust III (formerly named Liberty Funds Trust III), Columbia Funds Trust IV (formerly named Liberty Funds Trust IV), Columbia Funds Trust V (formerly named Liberty Funds Trust V), Columbia Funds Trust VI (formerly named Liberty Funds Trust VI), Columbia Funds Trust VII (formerly named Liberty Funds Trust VII), Columbia Funds Trust VIII (formerly named Liberty-Stein Roe Funds Income Trust), Columbia Funds Trust IX (formerly named Liberty-Stein Roe Funds Municipal Trust) and Columbia Funds Trust XI (formerly named Liberty-Stein Roe Funds Investment Trust) (each a Trust and together, the Trusts). In certain cases, the discussion applies to some, but not all, of the Funds, and you should refer to your Fund's Prospectus and to Part 1 of this Statement of Additional Information (SAI) to determine whether the matter is applicable to your Fund. You will also be referred to Part 1 for certain data applicable to your Fund.

MISCELLANEOUS INVESTMENT PRACTICES

PART 1 OF THIS SAI LISTS ON PAGE B WHICH OF THE FOLLOWING INVESTMENT PRACTICES ARE AVAILABLE TO YOUR FUND. IF AN INVESTMENT PRACTICE IS NOT LISTED IN PART 1 OF THIS SAI, IT IS NOT APPLICABLE TO YOUR FUND.

SHORT-TERM TRADING
In seeking the Fund's investment goal, the Advisor will buy or sell portfolio securities whenever it believes it is appropriate. The Advisor's decision will not generally be influenced by how long the Fund may have owned the security. From time to time, the Fund will buy securities intending to seek short-term trading profits. A change in the securities held by the Fund is known as "portfolio turnover" and generally involves some expense to the Fund. These expenses may include brokerage commissions or dealer mark-ups and other transaction costs on both the sale of securities and the reinvestment of the proceeds in other securities. If sales of portfolio securities cause the Fund to realize net short-term capital gains, such gains will be taxable as ordinary income. As a result of the Fund's investment policies, under certain market conditions the Fund's portfolio turnover rate may be higher than that of other mutual funds. The Fund's portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales of portfolio securities to the monthly average of the value of portfolio securities, excluding securities whose maturities at acquisition were one year or less. The Fund's portfolio turnover rate is not a limiting factor when the Advisor considers a change in the Fund's portfolio.

SHORT SALES

A Fund's short sales are subject to special risks. A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. In order to deliver the security to the buyer, the Fund borrows the security from a third party. The Fund is then obligated to return the security to the third party, so the Fund must purchase the security at the market price at a later point in time. If the price of the security has increased during this time, then the Fund will incur a loss equal to the increase in price of the security from the time that the short sale was entered into plus any premiums and interest paid to the third party. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the security. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

LOWER-RATED DEBT SECURITIES
Lower-rated debt securities are those rated lower than Baa by Moody's or BBB by S&P, or comparable unrated debt securities. Relative to debt securities of higher quality,

1. an economic downturn or increased interest rates may have a more significant effect on the yield, price and potential for default for lower-rated debt securities;

2. the secondary market for lower-rated debt securities may at times become less liquid or respond to adverse publicity or investor perceptions, increasing the difficulty in valuing or disposing of the bonds;

3. the Advisor's credit analysis of lower-rated debt securities may have a greater impact on the Fund's achievement of its investment goal; and

4. lower-rated debt securities may be less sensitive to interest rate changes, but are more sensitive to adverse economic developments.

In addition, certain lower-rated debt securities may not pay interest in cash on a current basis.

SMALL COMPANIES
Smaller, less well established companies may offer greater opportunities for capital appreciation than larger, better established companies, but may also involve certain special risks related to limited product lines, markets, or financial resources and dependence on a small management group. Their securities may trade less frequently, in smaller volumes, and fluctuate more sharply in value than securities of larger companies.

COMMON STOCK, PREFERRED STOCK AND WARRANTS
         Common stocks are generally more volatile than other securities. Preferred stocks share some of the characteristics of both debt and equity investments and are generally preferred over common stocks with respect to dividends and in liquidation. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specified amount of the corporation's capital stock at a set price for a specified period of time.


FOREIGN SECURITIES
The Fund may invest in securities traded in markets outside the United States. Foreign investments can be affected favorably or unfavorably by changes in currency rates and in exchange control regulations. There may be less publicly available information about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards comparable to those applicable to U.S. companies. Securities of some foreign companies are less liquid or more volatile than securities of U.S. companies, and foreign brokerage commissions and custodian fees may be higher than in the United States. Investments in foreign securities can involve other risks different from those affecting U.S. investments, including local political or economic developments, expropriation or nationalization of assets and imposition of withholding taxes on dividend or interest payments. Foreign securities, like other assets of the Fund, will be held by the Fund's custodian or by a subcustodian or depository. See also "Foreign Currency Transactions" below.

The Fund may invest in certain Passive Foreign Investment Companies (PFICs) which may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain (PFIC tax) related to the investment. This "excess distribution" will be allocated over the Fund's holding period for such investment. The PFIC tax is the highest ordinary income rate in effect for any period multiplied by the portion of the "excess distribution" allocated to such period, and it could be increased by an interest charge on the deemed tax deferral.

The Fund may possibly elect to include in its income its pro rata share of the ordinary earnings and net capital gain of PFICs. This election requires certain annual information from the PFICs which in many cases may be difficult to obtain. An alternative election would permit the Fund to recognize as income any appreciation (and to a limited extent, depreciation) on its holdings of PFICs as of the end of its fiscal year. See "Taxes" below.

OTHER INVESTMENT COMPANIES
The Fund may invest in other investment companies. Such investments will involve the payment of duplicative fees through the indirect payment of a portion of the expenses, including advisory fees, of such other investment companies.

ZERO COUPON SECURITIES (ZEROS)
The Fund may invest in zero coupon securities, which are securities issued at a significant discount from face value and do not pay interest at intervals during the life of the security. Zero coupon securities include securities issued in certificates representing undivided interests in the interest or principal of mortgage-backed securities (interest only/principal only), which tend to be more volatile than other types of securities. The Fund will accrue and distribute income from stripped securities and certificates on a current basis and may have to sell securities to generate cash for distributions.

STEP COUPON BONDS (STEPS)
The Fund may invest in debt securities which pay interest at a series of different rates (including 0%) in accordance with a stated schedule for a series of periods. In addition to the risks associated with the credit rating of the issuers, these securities may be subject to more volatility risk than fixed rate debt securities.

TENDER OPTION BONDS
A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the municipal security's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. The Advisor will consider on an ongoing basis the creditworthiness of the issuer of the underlying municipal securities, of any custodian, and of the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying municipal securities and for other reasons.

PAY-IN-KIND (PIK) SECURITIES
The Fund may invest in securities which pay interest either in cash or additional securities. These securities are generally high yield securities and, in addition to the other risks associated with investing in high yield securities, are subject to the risks that the interest payments which consist of additional securities are also subject to the risks of high yield securities.

MONEY MARKET INSTRUMENTS
GOVERNMENT OBLIGATIONS are issued by the U.S. or foreign governments, their subdivisions, agencies and instrumentalities. SUPRANATIONAL OBLIGATIONS are issued by supranational entities and are generally designed to promote economic improvements. CERTIFICATES OF DEPOSIT are issued against deposits in a commercial bank with a defined return and maturity. BANKER'S ACCEPTANCES are used to finance the import, export or storage of goods and are "accepted" when guaranteed at maturity by a bank. COMMERCIAL PAPER is a promissory note issued by a business to finance short-term needs (including promissory notes with floating or variable interest rates, or including a frequent interval put feature). SHORT-TERM CORPORATE OBLIGATIONS are bonds and notes (with one year or less to maturity at the time of purchase) issued by businesses to finance long-term needs. PARTICIPATION INTERESTS include the underlying securities and any related guaranty, letter of credit, or collateralization arrangement which the Fund would be allowed to invest in directly.


         CERTIFICATES OF DEPOSIT are short-term negotiable instruments issued against deposits in a commercial bank with a defined return and maturity. TIME DEPOSITS are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates.



         GOVERNMENT OBLIGATIONS are issued by the U.S. or foreign governments, their subdivisions, agencies and instrumentalities. Examples of the types of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities (hereinafter, "U.S. Government obligations") that may be held by the Funds include, without limitation, direct obligations of the U.S. Treasury, and securities issued or guaranteed by the Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, Federal National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Resolution Trust Corporation and Maritime Administration.



         U.S. Treasury securities differ only in their interest rates, maturities and time of issuance: Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of more than ten years. Obligations of certain agencies and instrumentalities of the U.S. Government, such as those of the Government National Mortgage Association, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Home Loan Mortgage Corporation, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law. Some of these instruments may be variable or floating rate instruments.



         Securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities have historically involved relatively little risk of loss of principal. However, due to fluctuations in interest rates, the market value of such securities may vary during the period a shareholder owns shares of the Fund.



         Bank obligations include bankers' acceptances, negotiable certificates of deposit, and non-negotiable time deposits issued for a definite period of time and earning a specified return by a U.S. bank which is a member of the Federal Reserve System or is insured by the Federal Deposit Insurance Corporation ("FDIC"), or by a savings and loan association or savings bank which is insured by the FDIC. Bank obligations also include U.S. dollar-denominated obligations of foreign branches of U.S. banks or of U.S. branches of foreign banks, all of the same type as domestic bank obligations. Time deposits with a maturity longer than seven days or that do not provide for payment within seven days after notice will be subject to any limitations on illiquid securities described in Part I of this SAI. For purposes of each Fund's investment policies with respect to bank obligations, the assets of a bank or savings institution will be deemed to include the assets of its U.S. and foreign branches.



         Domestic and foreign banks are subject to extensive but different government regulation which may limit the amount and types of their loans and the interest rates that may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of Funds to finance lending operations and the quality of underlying bank assets.



         Investments in obligations of foreign branches of U.S. banks and of U.S. branches of foreign banks may subject a Fund to additional risks, including future political and economic developments, the possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, foreign branches of U.S. banks and U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of U.S. banks.



         SEPARATELY TRADED INTEREST AND PRINCIPAL SECURITIES ("STRIPS") are component parts of U.S. Treasury Securities traded through the Federal Reserve Book-Entry System. While there is no limitation on the percentage of a Fund's assets that may be invested in STRIPS, the Advisor will monitor the level of such holdings to avoid the risk of impairing shareholders' redemption rights. The interest-only component of STRIPS is extremely sensitive to the rate of principal payments on the underlying obligation. The market value of the principal-only component generally is usually volatile in response to changes in interest rates.



         In U.S. TREASURY ROLLS, a Fund sells outstanding U.S. Treasury securities and buys back on a delayed settlement basis the same U.S. Treasury securities. During the period prior to the delayed settlement date, the assets from the sale of the U.S. Treasury securities are invested in certain cash equivalent instruments. U.S. Treasury rolls entail the risk that the Fund could suffer an opportunity loss if the counterparty to the roll failed to perform its obligations on the settlement date, and if market conditions changed adversely. The Funds intend to enter into U.S. Treasury rolls only with U.S. Government securities dealers recognized by the Federal Reserve Bank or with member banks of the Federal Reserve System. The Funds will hold and maintain in a segregated account until the settlement date cash or other liquid assets in an amount equal to the forward purchase price. For financial reporting and tax purposes, the Funds propose to treat U.S. Treasury rolls as two separate transactions, one involving the purchase of a security and a separate transaction involving a sale.



         COMMERCIAL PAPER is an unsecured short-term promissory note issued by businesses to finance short-term needs (including those with floating or variable interest rates, or including a frequent interval put feature). Commercial paper may include variable and floating rate instruments which are unsecured instruments that permit the indebtedness thereunder to vary. Variable rate instruments provide for periodic adjustments in the interest rate. Floating rate instruments provide for automatic adjustment of the interest rate whenever some other specified interest rate changes. Some variable and floating rate obligations are direct lending arrangements between the purchaser and the issuer and there may be no active secondary market. However, in the case of variable and floating rate obligations with a demand feature, a Fund may demand payment of principal and accrued interest at a time specified in the instrument or may resell the instrument to a third party. In the event that an issuer of a variable or floating rate obligation were to default on its payment obligation, a Fund might be unable to dispose of the note because of the absence of a secondary market and could, for this or other reasons, suffer a loss to the extent of the default.

         Commercial paper may include securities issued by corporations without registration under the 1933 Act in reliance on the so-called "private placement" exemption in Section 4(2) ("Section 4(2) Paper"). Section 4(2) Paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) Paper is normally resold to other institutional investors through or with the assistance of investment dealers who make a market in Section 4(2) Paper, thus providing liquidity. For purposes of each Fund's limitation on purchases of illiquid instruments described below, Section 4(2) Paper will not be considered illiquid if the Advisor has determined, in accordance with guidelines approved by the Board of Trustees, that an adequate trading market exists for such securities.



STRIPPED OBLIGATIONS
         To the extent consistent with their investment objective, Funds may purchase U.S. Treasury receipts and other "stripped" securities that evidence ownership in either the future interest payments or the future principal payments on U.S. Government and other obligations. These participations, which may be issued by the U.S. Government or by private issuers, such as banks and other institutions, are issued at their "face value," and may include stripped mortgage-backed securities ("SMBS"), which are derivative multi-class mortgage securities. Stripped securities, particularly SMBS, may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors.



         SMBS are usually structured with two or more classes that receive different proportions of the interest and principal distributions from a pool of mortgage-backed obligations. A common type of SMBS will have one class receiving all of the interest, while the other class will receive all of the principal. However, in some instances, one class will receive some of the interest and most of the principal while the other class will receive most of the interest and the remainder of the principal. If the underlying obligations experience greater than anticipated prepayments of principal, the Fund may fail to fully recoup its initial investment in these securities. The market value of the class consisting entirely of principal payments generally is extremely volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest are generally higher than prevailing market yields on other mortgage-backed obligations because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped. SMBS which are not issued by the U.S. Government (or a U.S. Government agency or instrumentality) are considered illiquid by the Funds. Obligations issued by the U.S. Government may be considered liquid under guidelines established by Funds' Board of Trustees if they can be disposed of promptly in the ordinary course of business at a value reasonably close to that used in the calculation of net asset value per share.



MUNICIPAL SECURITIES
         Municipal Securities acquired by the Funds include debt obligations issued by governmental entities to obtain Funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses, and the extension of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance various privately operated facilities are "Municipal Securities" if the interest paid thereon is exempt from regular federal income tax and not treated as a specific tax preference item under the federal alternative minimum tax.



         The two principal classifications of Municipal Securities which may be held by the Funds are "general obligation" securities and "revenue" securities. General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as the user of the facility being financed.



         Each Fund's portfolio may also include "moral obligation" securities, which are normally issued by special purpose public authorities. If the issuer of moral obligation securities is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer. There is no limitation on the amount of moral obligation securities that may be held by the Funds.

         There are, of course, variations in the quality of Municipal Securities, both within a particular category and between categories, and the yields on Municipal Securities depend upon a variety of factors, including general market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation, and the rating of the issue. The ratings of a nationally recognized statistical rating organization ("NRSRO"), such as Moody's and S&P, represent such NRSRO's opinion as to the quality of Municipal Securities. It should be emphasized that these ratings are general and are not absolute standards of quality. Municipal Securities with the same maturity, interest rate and rating may have different yields. Municipal Securities of the same maturity and interest rate with different ratings may have the same yield.



         Municipal Securities may include rated and unrated variable and floating rate tax-exempt instruments, such as variable rate demand notes. Variable rate demand notes are long-term Municipal Securities that have variable or floating interest rates and provide a fund with the right to tender the security for repurchase at its stated principal amount plus accrued interest. Such securities typically bear interest at a rate that is intended to cause the securities to trade at par. The interest rate may float or be adjusted at regular intervals (ranging from daily to annually), and is normally based on an applicable interest index or another published interest rate or interest rate index. Most variable rate demand notes allow a Fund to demand the repurchase of the security on not more than seven days prior notice. Other notes only permit a Fund to tender the security at the time of each interest rate adjustment or at other fixed intervals. Variable interest rates generally reduce changes in the market value of Municipal Securities from their original purchase prices. Accordingly, as interest rates decrease, the potential for capital appreciation is less for variable rate Municipal Securities than for fixed income obligations. The terms of these variable rate demand instruments require payment of principal and accrued interest from the issuer of the Municipal Securities, the issuer of the participation interest or a guarantor of either issuer.



         Municipal Securities purchased by the Funds in some cases may be insured as to the timely payment of principal and interest. There is no guarantee, however, that the insurer will meet its obligations in the event of a default in payment by the issuer. In other cases, Municipal Securities may be backed by letters of credit or guarantees issued by domestic or foreign banks or other financial institutions which are not subject to federal deposit insurance. Adverse developments affecting the banking industry generally or a particular bank or financial institution that has provided its credit or guarantee with respect to a Municipal Security held by a Fund, including a change in the credit quality of any such bank or financial institution, could result in a loss to the Fund and adversely affect the value of its shares. Letters of credit and guarantees issued by foreign banks and financial institutions involve certain risks in addition to those of similar instruments issued by domestic banks and financial institutions.



         The payment of principal and interest on most Municipal Securities purchased by the Funds will depend upon the ability of the issuers to meet their obligations. Each state, the District of Columbia, each of their political subdivisions, agencies, instrumentalities and authorities and each multistate agency of which a state is a member is a separate "issuer" as that term is used in this SAI and the Prospectuses. The non-governmental user of facilities financed by private activity bonds is also considered to be an "issuer." An issuer's obligations under its Municipal Securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. The power or ability of an issuer to meet its obligations for the payment of interest on and principal of its Municipal Securities may be materially adversely affected by litigation or other conditions.



         From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on Municipal Securities. For example, under the Tax Reform Act of 1986, interest on certain private activity bonds must be included in an investor's federal alternative minimum taxable income, and corporate investors must include all tax-exempt interest in their federal alternative minimum taxable income. The Funds cannot, of course, predict what legislation may be proposed in the future regarding the income tax status of interest on Municipal Securities, or which proposals, if any, might be enacted. Such proposals, while pending or if enacted, might materially and adversely affect the availability of Municipal Securities for investment by the Funds and the liquidity and value of their respective portfolios. In such an event, each Fund would re-evaluate its investment objective and policies and consider possible changes in its structure or possible dissolution.



         Opinions relating to the validity of Municipal Securities and to the exemption of interest thereon from federal income tax are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Funds nor the Advisor will review the proceedings relating to the issuance of Municipal Securities or the bases for such opinions.

PRIVATE ACTIVITY BONDS
         The Funds may invest in "private activity bonds," the interest on which, although exempt from regular federal income tax, may constitute an item of tax preference for purposes of the federal alternative minimum tax. Private activity bonds are or have been issued to obtain funds to provide, among other things, privately operated housing facilities, pollution control facilities, convention or trade show facilities, mass transit, airport, port or parking facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Private activity bonds are also issued to privately held or publicly owned corporations in the financing of commercial or industrial facilities. State and local governments are authorized in most states to issue private activity bonds for such purposes in order to encourage corporations to locate within their communities. The principal and interest on these obligations may be payable from the general revenues of the users of such facilities.



         Private activity bonds held by the Funds are in most cases revenue securities and are not payable from the unrestricted revenues of the issuer. Consequently, the credit quality of such private activity bonds is usually directly related to the credit standing of the corporate user of the facility involved.



MUNICIPAL LEASE OBLIGATIONS
         Although a municipal lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the municipal lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of non-appropriation is unclear.



Determinations concerning the liquidity and appropriate valuation of a municipal lease obligation, as with any other municipal security, are made based on all relevant factors. These factors include, among others: (1) the frequency of trades and quotes for the obligation; (2) the number of dealers willing to purchase or sell the security and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the security; and (4) the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer.

SECURITIES LOANS
The Fund may make secured loans of its portfolio securities amounting to not more than the percentage of its total assets specified in Part 1 of this SAI, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a matter of policy, securities loans are made to banks and broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral in cash or short-term debt obligations at least equal at all times to the value of the securities on loan. The borrower pays to the Fund an amount equal to any dividends or interest received on securities lent. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved.

INTERFUND BORROWING AND LENDING
The Fund may lend money to and borrow money from other affiliated registered open-end investment companies. The Fund may borrow through the program when the Advisor believes borrowing is appropriate and the costs are equal to or lower than the costs of bank loans. When borrowing money, the Fund is subject to the risk that the securities the Fund acquires with the borrowed money or would otherwise have sold will decline in value. When lending money, the Fund is subject to the risk that the borrower will be unwilling or unable to make timely payments of interest or principal.

FORWARD COMMITMENTS ("WHEN-ISSUED" AND "DELAYED DELIVERY" SECURITIES)
The Fund may enter into contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments" and "when-issued securities") if the Fund holds until the settlement date, in a segregated account, cash or liquid securities in an amount sufficient to meet the purchase price, or if the Fund enters into offsetting contracts for the forward sale of other securities it owns. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date. Where such purchases are made through dealers, the Fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the Fund of an advantageous yield or price. Although the Fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement if the Advisor deems it appropriate to do so. The Fund may realize short-term profits or losses (generally taxed at ordinary income tax rates in the hands of the shareholders) upon the sale of forward commitments.

MORTGAGE DOLLAR ROLLS
In a mortgage dollar roll, the Fund sells a mortgage-backed security and simultaneously enters into a commitment to purchase a similar security at a later date. The Fund either will be paid a fee by the counterparty upon entering into the transaction or will be entitled to purchase the similar security at a discount. As with any forward commitment, mortgage dollar rolls involve the risk that the counterparty will fail to deliver the new security on the settlement date, which may deprive the Fund of obtaining a beneficial investment. In addition, the security to be delivered in the future may turn out to be inferior to the security sold upon entering into the transaction. In addition, the transaction costs may exceed the return earned by the Fund from the transaction.

REITS
         The Funds may invest in real estate investment trusts ("REITs"). Equity REITs invest directly in real property while mortgage REITs invest in mortgages on real property. REITs may be subject to certain risks associated with the direct ownership of real estate, including declines in the value of real estate, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, and variations in rental income. Generally, increases in interest rates will decrease the value of high yielding securities and increase the costs of obtaining financing, which could decrease the value of a REIT's investments. In addition, equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of credit extended. Equity and mortgage REITs are dependent upon management skill, are not diversified and are subject to the risks of financing projects. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"), and to maintain exemption from the 1940 Act. REITs pay dividends to their shareholders based upon available funds from operations. It is quite common for these dividends to exceed a REIT's taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. The Funds intend to include the gross dividends from any investments in REITs in their periodic distributions to its shareholders and, accordingly, a portion of the Fund's distributions may also be designated as a return of capital.


MORTGAGE-BACKED SECURITIES

Mortgage-backed securities, including "collateralized mortgage obligations"
(CMOs) and "real estate mortgage investment conduits" (REMICs), evidence ownership in a pool of mortgage loans made by certain financial institutions that may be insured or guaranteed by the U.S. government or its agencies. CMOs are obligations issued by special-purpose trusts, secured by mortgages. REMICs are entities that own mortgages and elect REMIC status under the Internal Revenue Code. Both CMOs and REMICs issue one or more classes of securities of which one (the Residual) is in the nature of equity. The Funds will not invest in the Residual class. Principal on mortgage-backed securities, CMOs and REMICs may be prepaid if the underlying mortgages are prepaid. Prepayment rates for mortgage-backed securities tend to increase as interest rates decline (effectively shortening the security's life) and decrease as interest rates rise (effectively lengthening the security's life). Because of the prepayment feature, these securities may not increase in value as much as other debt securities when interest rates fall. A Fund may be able to invest prepaid principal only at lower yields. The prepayment of such securities purchased at a premium may result in losses equal to the premium.

NON-AGENCY MORTGAGE-BACKED SECURITIES
The Fund may invest in non-investment grade mortgage-backed securities that are not guaranteed by the U.S. government or an agency. Such securities are subject to the risks described under "Lower Rated Debt Securities" and "Mortgage-Backed Securities." In addition, although the underlying mortgages provide collateral for the security, the Fund may experience losses, costs and delays in enforcing its rights if the issuer defaults or enters bankruptcy, and the Fund may incur a loss.

ASSET-BACKED SECURITIES

Asset-backed securities are interests in pools of debt securities backed by various types of loans such as credit card, auto and home equity loans. These securities involve prepayment risk, which is the possibility that the underlying debt may be refinanced or prepaid prior to maturity during periods of declining interest rates. During periods of rising interest rates, asset-backed securities have a high risk of declining in price because the declining prepayment rates effectively lengthen the expected maturity of the securities. A decline in interest rates may lead to a faster rate of repayment on asset-backed securities and, therefore, cause a Fund to earn a lower interest rate on reinvestment. In addition, the potential impact of prepayment on the price of an asset-backed security may be difficult to predict and result in greater volatility.


         CUSTODY RECEIPTS AND TRUST CERTIFICATES. Custody receipts, such as Morgan Stanley TRACERs (Traded Custody Receipts), and trust certificates, such as Lehman Brothers TRAINs (Targeted Return Index Securities Trust), are derivative products which, in the aggregate, evidence direct ownership in a pool of securities. Typically, a sponsor will deposit a pool of securities with a custodian in exchange for custody receipts evidencing those securities or with a trust in exchange for trust certificates evidencing interests in the trust, the principal asset of which is those securities. The sponsor will then generally sell those custody receipts or trust certificates in negotiated transactions at varying prices that are determined at the time of sale. Each custody receipt or trust certificate evidences the individual securities in the pool and the holder of a custody receipt or trust certificate generally will have all the rights and privileges of owners of those securities. Each holder of a custody receipt or trust certificate generally will be treated as directly purchasing its pro rata share of the securities in the pool for an amount equal to the amount that such holder paid for its custody receipt or trust certificate. If a custody receipt or trust certificate is sold, a holder will be treated as having directly "disposed of its pro rata share of the securities evidenced by the custody receipt or trust certificate. Additionally, the holder of a custody receipt or trust certificate may withdraw the securities represented by the custody receipt or trust certificate subject to certain conditions. Custody receipts and trust certificates are generally subject to the same risks as those securities evidenced by the receipts or certificates which, in the case of the Fund, are corporate debt securities. Additionally, custody receipts and trust certificates may also be less liquid than the underlying securities if the sponsor fails to maintain a trading market.


REPURCHASE AGREEMENTS
The Fund may enter into repurchase agreements. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). It is the Fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities. Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. The Advisor will monitor such transactions to determine that the value of the underlying securities is at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

REVERSE REPURCHASE AGREEMENTS
In a reverse repurchase agreement, the Fund sells a security and agrees to repurchase the same security at a mutually agreed upon date and price. A reverse repurchase agreement may also be viewed as the borrowing of money by the Fund and, therefore, as a form of leverage. The Fund will invest the proceeds of borrowings under reverse repurchase agreements. In addition, the Fund will enter into a reverse repurchase agreement only when the interest income expected to be earned from the investment of the proceeds is greater than the interest expense of the transaction. The Fund will not invest the proceeds of a reverse repurchase agreement for a period which exceeds the duration of the reverse repurchase agreement. The Fund may not enter into reverse repurchase agreements exceeding in the aggregate one-third of the market value of its total assets, less liabilities other than the obligations created by reverse repurchase agreements. Each Fund will establish and maintain with its custodian a separate account with a segregated portfolio of securities in an amount at least equal to its purchase obligations under its reverse repurchase agreements. If interest rates rise during the term of a reverse repurchase agreement, entering into the reverse repurchase agreement may have a negative impact on a money market fund's ability to maintain a net asset value of $1.00 per share.

LINE OF CREDIT
The Fund may establish and maintain a line of credit with a major bank in order to permit borrowing on a temporary basis to meet share redemption requests in circumstances in which temporary borrowings may be preferable to liquidation of portfolio securities.

OPTIONS ON SECURITIES
WRITING COVERED OPTIONS. The Fund may write covered call options and covered put options on securities held in its portfolio when, in the opinion of the Advisor, such transactions are consistent with the Fund's investment goal and policies. Call options written by the Fund give the purchaser the right to buy the underlying securities from the Fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the Fund at a stated price.

The Fund may write only covered options, which means that, so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). In the case of put options, the Fund will hold cash and/or high-grade short-term debt obligations equal to the price to be paid if the option is exercised. In addition, the Fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. The Fund may write combinations of covered puts and calls on the same underlying security.

The Fund will receive a premium from writing a put or call option, which increases the Fund's return on the underlying security if the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates, and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, the Fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. By writing a put option, the Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

The Fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an offsetting option. The Fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. Because increases in the market price of a call option generally reflect increases in the market price of the security underlying the option, any loss resulting from a closing purchase transaction may be offset in whole or in part by unrealized appreciation of the underlying security.

If the Fund writes a call option but does not own the underlying security, and when it writes a put option, the Fund may be required to deposit cash or securities with its broker as "margin" or collateral for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the Fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

PURCHASING PUT OPTIONS. The Fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such hedge protection is provided during the life of the put option since the Fund, as holder of the put option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. For a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, the Fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs.

PURCHASING CALL OPTIONS. The Fund may purchase call options to hedge against an increase in the price of securities that the Fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the Fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. These costs will reduce any profit the Fund might have realized had it bought the underlying security at the time it purchased the call option.

OVER-THE-COUNTER (OTC) OPTIONS. The Staff of the Division of Investment Management of the Securities and Exchange Commission (SEC) has taken the position that OTC options purchased by the Fund and assets held to cover OTC options written by the Fund are illiquid securities. Although the Staff has indicated that it is continuing to evaluate this issue, pending further developments, the Fund intends to enter into OTC options transactions only with primary dealers in U.S. government securities and, in the case of OTC options written by the Fund, only pursuant to agreements that will assure that the Fund will at all times have the right to repurchase the option written by it from the dealer at a specified formula price. The Fund will treat the amount by which such formula price exceeds the amount, if any, by which the option may be "in-the-money" as an illiquid investment. It is the present policy of the Fund not to enter into any OTC option transaction if, as a result, more than 15% (10% in some cases, refer to your Fund's Prospectus) of the Fund's net assets would be invested in (i) illiquid investments (determined under the foregoing formula) relating to OTC options written by the Fund, (ii) OTC options purchased by the Fund, (iii) securities which are not readily marketable, and (iv) repurchase agreements maturing in more than seven days.

RISK FACTORS IN OPTIONS TRANSACTIONS. The successful use of the Fund's options strategies depends on the ability of the Advisor to forecast interest rate and market movements correctly.

When it purchases an option, the Fund runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the Fund exercises the option or enters into a closing sale transaction with respect to the option during the life of the option. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the Fund will lose part or all of its investment in the option. This contrasts with an investment by the Fund in the underlying securities, since the Fund may continue to hold its investment in those securities notwithstanding the lack of a change in price of those securities.

The effective use of options also depends on the Fund's ability to terminate option positions at times when the Advisor deems it desirable to do so. Although the Fund will take an option position only if the Advisor believes there is a liquid secondary market for the option, there is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price.

If a secondary trading market in options were to become unavailable, the Fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A marketplace may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events -- such as volume in excess of trading or clearing capability -- were to interrupt normal market operations.

A marketplace may at times find it necessary to impose restrictions on particular types of option transactions, which may limit the Fund's ability to realize its profits or limit its losses.

Disruptions in the markets for the securities underlying options purchased or sold by the Fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, the Fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation
(OCC) or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, the Fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If a prohibition on exercise remains in effect until an option owned by the Fund has expired, the Fund could lose the entire value of its option.

Special risks are presented by internationally traded options. Because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

FUTURES CONTRACTS AND RELATED OPTIONS
Upon entering into futures contracts, in compliance with the SEC's requirements, cash or liquid securities, equal in value to the amount of the Fund's obligation under the contract (less any applicable margin deposits and any assets that constitute "cover" for such obligation), will be segregated with the Fund's custodian.

A futures contract sale creates an obligation by the seller to deliver the type of instrument called for in the contract in a specified delivery month for a stated price. A futures contract purchase creates an obligation by the purchaser to take delivery of the type of instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken at the settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchanges on which the futures contract was made. The Fund may enter into futures contracts which are traded on national or foreign futures exchanges and are standardized as to maturity date and underlying financial instrument. Futures exchanges and trading in the United States are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission (CFTC).

Although futures contracts by their terms call for actual delivery or acceptance of commodities or securities, the contracts usually are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, the purchaser realizes a loss.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract, although the Fund is required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash and/or U.S. government securities. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by the Fund to finance the transactions. Rather, initial margin is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin," to and from the broker (or the custodian) are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to market."

The Fund may elect to close some or all of its futures positions at any time prior to their expiration. The purpose of making such a move would be to reduce or eliminate the hedge position then currently held by the Fund. The Fund may close its positions by taking opposite positions which will operate to terminate the Fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

         INTEREST RATE FUTURES CONTRACTS. Bond prices are established in both the cash market and the futures market. In the cash market, bonds are purchased and sold with payment for the full purchase price of the bond being made in cash, generally within five business days after the trade. In the futures market, only a contract is made to purchase or sell a bond in the future for a set price on a certain date. Historically, the prices for bonds established in the futures markets have tended to move generally in the aggregate in concert with the cash market prices and have maintained fairly predictable relationships. Accordingly, the Funds may use interest rate futures contracts as a defense, or hedge, against anticipated interest rate changes. The Funds presently could accomplish a similar result to that which they hope to achieve through the use of futures contracts by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase, or conversely, selling short-term bonds and investing in long-term bonds when interest rates are expected to decline. However, because of the liquidity that is often available in the futures market, the protection is more likely to be achieved, perhaps at a lower cost and without changing the rate of interest being earned by the Funds, through using futures contracts.



         Interest rate futures contracts are traded in an auction environment on the floors of several exchanges -- principally, the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Futures Exchange. The Funds would deal only in standardized contracts on recognized exchanges. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership.

         A public market now exists in futures contracts covering various financial instruments including long-term United States Treasury Bonds and Notes; Government National Mortgage Association (GNMA) modified pass-through mortgage backed securities; three-month United States Treasury Bills; and ninety-day commercial paper. The Funds may trade in any interest rate futures contracts for which there exists a public market, including, without limitation, the foregoing instruments.



         MUNICIPAL BOND INDEX FUTURES CONTRACTS. Municipal bond index futures contracts may act as a hedge against changes in market conditions. A municipal bond index assigns values daily to the municipal bonds included in the index based on the independent assessment of dealer-to-dealer municipal bond brokers. A municipal bond index futures contract represents a firm commitment by which two parties agree to take or make delivery of an amount equal to a specified dollar amount multiplied by the difference between the municipal bond index value on the last trading date of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying securities in the index is made.



The Chicago Board of Trade has designed a futures contract based on the Bond Buyer Municipal Bond Index. This Index is composed of 40 term revenue and general obligation bonds, and its composition is updated regularly as new bonds meeting the criteria of the Index are issued and existing bonds mature. The Index is intended to provide an accurate indicator of trends and changes in the municipal bond market. Each bond in the Index is independently priced by six dealer-to-dealer municipal bond brokers daily. The 40 prices then are averaged and multiplied by a coefficient. The coefficient is used to maintain the continuity of the Index when its composition changes. The Chicago Board of Trade, on which futures contracts based on this Index are traded, as well as other U.S. commodities exchanges, are regulated by the CFTC. Transactions on such exchange are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

OPTIONS ON FUTURES CONTRACTS. The Fund will enter into written options on futures contracts only when, in compliance with the SEC's requirements, cash or liquid securities equal in value to the commodity value (less any applicable margin deposits) have been deposited in a segregated account. The Fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. The Fund may use such options on futures contracts in lieu of writing options directly on the underlying securities or purchasing and selling the underlying futures contracts. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

The Fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above.

RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS. Successful use of futures contracts by the Fund is subject to the Advisor's ability to predict correctly, movements in the direction of interest rates and other factors affecting securities markets.

Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to the Fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution, by exchanges, of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a hedge position held by the Fund, the Fund may seek to close out a position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities;
(iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

USE BY TAX-EXEMPT FUNDS OF INTEREST RATE AND U.S. TREASURY SECURITY FUTURES CONTRACTS AND OPTIONS. The Funds investing in tax-exempt securities may purchase and sell futures contracts and related options on interest rate and U.S. Treasury securities when, in the opinion of the Advisor, price movements in these security futures and related options will correlate closely with price movements in the tax-exempt securities which are the subject of the hedge. Interest rate and U.S. Treasury securities futures contracts require the seller to deliver, or the purchaser to take delivery of, the type of security called for in the contract at a specified date and price. Options on interest rate and U.S. Treasury security futures contracts give the purchaser the right in return for the premium paid to assume a position in a futures contract at the specified option exercise price at any time during the period of the option.

In addition to the risks generally involved in using futures contracts, there is also a risk that price movements in interest rate and U.S. Treasury security futures contracts and related options will not correlate closely with price movements in markets for tax-exempt securities.

INDEX FUTURES CONTRACTS. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index. The Fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). The Fund may also purchase and sell options on index futures contracts.

There are several risks in connection with the use by the Fund of index futures as a hedging device. One risk arises because of the imperfect correlation between movements in the prices of the index futures and movements in the prices of securities which are the subject of the hedge. The Advisor will attempt to reduce this risk by selling, to the extent possible, futures on indices the movements of which will, in its judgment, have a significant correlation with movements in the prices of the Fund's portfolio securities sought to be hedged.

Successful use of index futures by the Fund for hedging purposes is also subject to the Advisor's ability to predict correctly movements in the direction of the market. It is possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the Fund's portfolio may decline. If this occurs, the Fund would lose money on the futures and also experience a decline in the value of its portfolio securities. However, while this could occur to a certain degree, the Advisor believes that over time the value of the Fund's portfolio will tend to move in the same direction as the market indices which are intended to correlate to the price movements of the portfolio securities sought to be hedged. It is also possible that, if the Fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the Fund will lose part or all of the benefit of the increased values of those securities that it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements.

In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the index futures and the securities of the portfolio being hedged, the prices of index futures may not correlate perfectly with movements in the underlying index due to certain market distortions. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result, the futures market may attract more speculators than the securities market. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the index and movements in the prices of index futures, even a correct forecast of general market trends by the Advisor may still not result in a successful hedging transaction.

OPTIONS ON INDEX FUTURES. Options on index futures are similar to options on securities except that options on index futures give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the index future. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the index on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

         OPTIONS ON INDICES. As an alternative to purchasing call and put options on index futures, the Fund may purchase call and put options on the underlying indices themselves. Such options could be used in a manner identical to the use of options on index futures. Options involving securities indices provide the holder with the right to make or receive a cash settlement upon exercise of the option based on movements in the relevant index. Such options must be listed on a national securities exchange and issued by the Options Clearing Corporation. Such options may relate to particular securities or to various stock indices, except that a Fund may not write covered options on an index.



         OPTIONS ON FOREIGN STOCK INDICES. The Funds may, for the purpose of hedging its portfolio, subject to applicable securities regulations, purchase and write put and call options on foreign stock indices listed on foreign and domestic stock exchanges. A stock index fluctuates with changes in the market values of the stocks included in the index.



SWAP AGREEMENTS (SWAPS, CAPS, COLLARS AND FLOORS)
         The Funds may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate times a "notional principal amount," in return for payments equal to a fixed rate times the same amount, for a specified period of time. If a swap agreement provides for payments in different currencies, the parties might agree to exchange notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.



         In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed upon level. An interest rate collar combines elements of buying a cap and selling a floor.



         Swap agreements will tend to shift a Fund's investment exposure from one type of investment to another. For example, if a Fund agreed to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield.



Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and may have a considerable impact on the Funds' performance. Swap agreements are subject to risks related to the counterparty's ability to perform, and may decline in value if the counterparty's creditworthiness deteriorates. The Funds may also suffer losses if they are unable to terminate outstanding swap agreements or reduce their exposure through offsetting transactions.

FOREIGN CURRENCY TRANSACTIONS
The Fund may engage in currency exchange transactions to protect against uncertainty in the level of future currency exchange rates.

The Fund may engage in both "transaction hedging" and "position hedging." When it engages in transaction hedging, the Fund enters into foreign currency transactions with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities. The Fund will engage in transaction hedging when it desires to "lock in" the U.S. dollar price of a security it has agreed to purchase or sell, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. By transaction hedging the Fund attempts to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

The Fund may purchase or sell a foreign currency on a spot (or cash) basis at the prevailing spot rate in connection with the settlement of transactions in portfolio securities denominated in that foreign currency. The Fund may also enter into contracts to purchase or sell foreign currencies at a future date ("forward contracts") and purchase and sell foreign currency futures contracts.

For transaction hedging purposes the Fund may also purchase exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. Over-the-counter options are considered to be illiquid by the SEC staff. A put option on a futures contract gives the Fund the right to assume a short position in the futures contract until expiration of the option. A put option on currency gives the Fund the right to sell a currency at an exercise price until the expiration of the option. A call option on a futures contract gives the Fund the right to assume a long position in the futures contract until the expiration of the option. A call option on currency gives the Fund the right to purchase a currency at the exercise price until the expiration of the option.

When it engages in position hedging, the Fund enters into foreign currency exchange transactions to protect against a decline in the values of the foreign currencies in which its portfolio securities are denominated (or an increase in the value of currency for securities which the Fund expects to purchase, when the Fund holds cash or short-term investments). In connection with position hedging, the Fund may purchase put or call options on foreign currency and foreign currency futures contracts and buy or sell forward contracts and foreign currency futures contracts. The Fund may also purchase or sell foreign currency on a spot basis.

The precise matching of the amounts of foreign currency exchange transactions and the value of the portfolio securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the dates the currency exchange transactions are entered into and the dates they mature.

It is impossible to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security or securities being hedged is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security or securities and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security or securities if the market value of such security or securities exceeds the amount of foreign currency the Fund is obligated to deliver.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities which the Fund owns or intends to purchase or sell. They simply establish a rate of exchange which one can achieve at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they tend to limit any potential gain which might result from the increase in value of such currency.

CURRENCY FORWARD AND FUTURES CONTRACTS. Upon entering into such contracts, in compliance with the SEC's requirements, cash or liquid securities, equal in value to the amount of the Fund's obligation under the contract (less any applicable margin deposits and any assets that constitute "cover" for such obligation), will be segregated.

A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A contract generally has no deposit requirement, and no commissions are charged at any stage for trades. A currency futures contract is a standardized contract for the future delivery of a specified amount of a foreign currency at a future date at a price set at the time of the contract. Currency futures contracts traded in the United States are designed and traded on exchanges regulated by the CFTC, such as the New York Mercantile Exchange.

Forward currency contracts differ from currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in a given month. Forward contracts may be in any amounts agreed upon by the parties rather than predetermined amounts. Also, forward contracts are traded directly between currency traders so that no intermediary is required. A forward contract generally requires no margin or other deposit.

At the maturity of a forward or futures contract, the Fund may either accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts are effected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

Positions in currency futures contracts may be closed out only on an exchange or board of trade which provides a secondary market in such contracts. Although the Fund intends to purchase or sell currency futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin.

CURRENCY OPTIONS. In general, options on currencies operate similarly to options on securities and are subject to many similar risks. Currency options are traded primarily in the over-the-counter market, although options on currencies have recently been listed on several exchanges. Options are traded not only on the currencies of individual nations, but also on the European Currency Unit (ECU). The ECU is composed of amounts of a number of currencies, and is the official medium of exchange of the European Economic Community's European Monetary System. The Fund will only purchase or write currency options when the Advisor believes that a liquid secondary market exists for such options. There can be no assurance that a liquid secondary market will exist for a particular option at any specified time. Currency options are affected by all of those factors which influence exchange rates and investments generally. To the extent that these options are traded over the counter, they are considered to be illiquid by the SEC staff.

The value of any currency, including the U.S. dollar, may be affected by complex political and economic factors applicable to the issuing country. In addition, the exchange rates of currencies (and therefore the values of currency options) may be significantly affected, fixed, or supported directly or indirectly by government actions. Government intervention may increase risks involved in purchasing or selling currency options, since exchange rates may not be free to fluctuate in respect to other market forces.

The value of a currency option reflects the value of an exchange rate, which in turn reflects relative values of two currencies, the U.S. dollar and the foreign currency in question. Because currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the exercise of currency options, investors may be disadvantaged by having to deal in an odd lot market for the underlying currencies in connection with options at prices that are less favorable than for round lots. Foreign governmental restrictions or taxes could result in adverse changes in the cost of acquiring or disposing of currencies.

There is no systematic reporting of last sale information for currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large round-lot transactions in the interbank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable. The interbank market in currencies is a global, around-the-clock market. To the extent that options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

SETTLEMENT PROCEDURES. Settlement procedures relating to the Fund's investments in foreign securities and to the Fund's foreign currency exchange transactions may be more complex than settlements with respect to investments in debt or equity securities of U.S. issuers, and may involve certain risks not present in the Fund's domestic investments, including foreign currency risks and local custom and usage. Foreign currency transactions may also involve the risk that an entity involved in the settlement may not meet its obligations.

FOREIGN CURRENCY CONVERSION. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (spread) between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer. Foreign currency transactions may also involve the risk that an entity involved in the settlement may not meet its obligation.

PARTICIPATION INTERESTS
The Fund may invest in municipal obligations either by purchasing them directly or by purchasing certificates of accrual or similar instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal obligations, provided that, in the opinion of counsel to the initial seller of each such certificate or instrument, any discount accruing on such certificate or instrument that is purchased at a yield not greater than the coupon rate of interest on the related municipal obligations will be exempt from federal income tax to the same extent as interest on such municipal obligations. The Fund may also invest in tax-exempt obligations by purchasing from banks participation interests in all or part of specific holdings of municipal obligations. Such participations may be backed in whole or part by an irrevocable letter of credit or guarantee of the selling bank. The selling bank may receive a fee from the Fund in connection with the arrangement. The Fund will not purchase such participation interests unless it receives an opinion of counsel or a ruling of the Internal Revenue Service that interest earned by it on municipal obligations in which it holds such participation interests is exempt from federal income tax.

STAND-BY COMMITMENTS
When the Fund purchases municipal obligations, it may also acquire stand-by commitments from banks and broker-dealers with respect to such municipal obligations. A stand-by commitment is the equivalent of a put option acquired by the Fund with respect to a particular municipal obligation held in its portfolio. A stand-by commitment is a security independent of the municipal obligation to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances relating to a change in market value, would be substantially the same as the value of the underlying municipal obligation. A stand-by commitment might not be transferable by the Fund, although it could sell the underlying municipal obligation to a third party at any time.

The Fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. However, if necessary and advisable, the Fund may pay for stand-by commitments either separately in cash or by paying a higher price for portfolio securities which are acquired subject to such a commitment (thus reducing the yield to maturity otherwise available for the same securities). The total amount paid in either manner for outstanding stand-by commitments held in the Fund portfolio will not exceed 10% of the value of the Fund's total assets calculated immediately after each stand-by commitment is acquired. The Fund will enter into stand-by commitments only with banks and broker-dealers that, in the judgment of the Trust's Board of Trustees, present minimal credit risks.

VARIABLE AND FLOATING RATE OBLIGATIONS
         Variable rate instruments provide for periodic adjustments in the interest rate. Floating rate instruments provide for automatic adjustment of the interest rate whenever some other specified interest rate changes. Some variable and floating rate obligations are direct lending arrangements between the purchaser and the issuer and there may be no active secondary market. However, in the case of variable and floating rate obligations with a demand feature, a Fund may demand payment of principal and accrued interest at a time specified in the instrument or may resell the instrument to a third party. In the event an issuer of a variable or floating rate obligation defaulted on its payment obligation, a Fund might be unable to dispose of the note because of the absence of a secondary market and could, for this or other reasons, suffer a loss to the extent of the default. Variable or floating rate instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities are similar in form but may have a more active secondary market. Substantial holdings of variable and floating rate instruments could reduce portfolio liquidity.

         If a variable or floating rate instrument is not rated, the Fund's Advisor must determine that such instrument is comparable to rated instruments eligible for purchase by the Funds and will consider the earning power, cash flows and other liquidity ratios of the issuers and guarantors of such instruments and will continuously monitor their financial status in order to meet payment on demand. In determining average weighted portfolio maturity of each of these Funds, a variable or floating rate instrument issued or guaranteed by the U.S. Government or an agency or instrumentality thereof will be deemed to have a maturity equal to the period remaining until the obligation's next interest rate adjustment. Variable and floating rate obligations with a demand feature will be deemed to have a maturity equal to the longer of the period remaining to the next interest rate adjustment or the demand notice period.

INVERSE FLOATERS
Inverse floaters are derivative securities whose interest rates vary inversely to changes in short-term interest rates and whose values fluctuate inversely to changes in long-term interest rates. The value of certain inverse floaters will fluctuate substantially more in response to a given change in long-term rates than would a traditional debt security. These securities have investment characteristics similar to leverage, in that interest rate changes have a magnified effect on the value of inverse floaters.

RULE 144A SECURITIES
The Fund may purchase securities that have been privately placed but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act of 1933, as amended (1933 Act). That Rule permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the 1933 Act. The Advisor, under the supervision of the Board of Trustees, will consider whether securities purchased under Rule 144A are illiquid and thus subject to the Fund's investment restriction on illiquid securities. A determination of whether a Rule 144A security is liquid or not is a question of fact. In making this determination, the Advisor will consider the trading markets for the specific security, taking into account the unregistered nature of a Rule 144A security. In addition, the Advisor could consider the (1) frequency of trades and quotes, (2) number of dealers and potential purchasers, (3) dealer undertakings to make a market, and (4) nature of the security and of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). The liquidity of Rule 144A securities will be monitored and, if as a result of changed conditions, it is determined by the Advisor that a Rule 144A security is no longer liquid, the Fund's holdings of illiquid securities would be reviewed to determine what, if any, steps are required to assure that the Fund does not exceed its investment limit on illiquid securities. Investing in Rule 144A securities could have the effect of increasing the amount of the Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

         CURRENCY SWAPS. Currency swaps involve the exchange of rights to make or receive payments in specified currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Advisor is incorrect in its forecast of market value and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if this investment technique were not used.

CONVERTIBLE SECURITIES
         Convertible securities are fixed income securities which may be exchanged or converted into a predetermined number of shares of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities.

         Convertible bonds and convertible preferred stocks generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock. When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities and therefore have a claim to the assets of the issuer prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same issuer. The interest income and dividends from convertible bonds and preferred stocks provide a stable stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality. A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the Advisor's opinion, the investment characteristics of the underlying common stock will assist the Fund in achieving its investment objective. Otherwise, the Fund will hold or trade the convertible securities. In selecting convertible securities for a Fund, the Advisor evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation.

GUARANTEED INVESTMENT CONTRACTS
         Pursuant to guaranteed investment contracts ("GICs"), which are issued by U.S. and Canadian insurance companies, a Fund makes cash contributions to a deposit fund of the insurance company's general account. The insurance company then credits to the fund payments at negotiated, floating or fixed interest rates. A GIC is a general obligation of the issuing insurance company and not a separate account. The purchase price paid for a GIC becomes part of the general assets of the insurance company, and the contract is paid from the company's general assets.



         The Funds will only purchase GICs that are issued or guaranteed by insurance companies that at the time of purchase are rated at least AA by S&P or receive a similar high quality rating from a nationally recognized service which provides ratings of insurance companies. GICs are considered illiquid securities and will be subject to any limitations on such investments described in Part I of this SAI, unless there is an active and substantial secondary market for the particular instrument and market quotations are readily available. No Fund will invest more than 20% of its total assets in GICs.


BANK INVESTMENT CONTRACTS
         Bank investment contracts ("BICs") issued by banks that meet certain quality and asset size requirements for banks are available to the Funds. Pursuant to BICs, cash contributions are made to a deposit account at the bank in exchange for payments at negotiated, floating or fixed interest rates. A BIC is a general obligation of the issuing bank. BICs are considered illiquid securities and will be subject to any limitations on such investments described in Part I of this SAI, unless there is an active and substantial secondary market for the particular instrument and market quotations are readily available.


LOAN PARTICIPATIONS
         Loan participations are interests in loans which are administered by the lending bank or agent for a syndicate of lending banks, and sold by the lending bank or syndicate member. The Funds may only purchase interests in loan participations issued by a bank in the United States with assets exceeding $1 billion and for which the underlying loan is issued by borrowers in whose obligations the Funds may invest. Because the intermediary bank does not guarantee a loan participation in any way, a loan participation is subject to the credit risk generally associated with the underlying corporate borrower. In addition, in the event the underlying corporate borrower defaults, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of the borrower. Under the terms of a loan participation, the purchasing Fund may be regarded as a creditor of the intermediary bank so that the Fund may also be subject to the risk that the issuing bank may become insolvent.


STRUCTURED INVESTMENTS
         Structured investments are a relatively new innovation and may be designed to have various combinations of equity and fixed-income characteristics. Equity-linked securities are a form of structured investment and generally consist of a conversion privilege to a single company's common stock plus a fixed annual distribution to the holder. Equity-linked securities have some derivative characteristics because the conversion feature is linked to the price of the company's common stock. Equity-linked securities are designed to provide investors with higher quarterly income than the dividend paid per share on the common stock. However, equity-linked securities have decreased potential for capital appreciation because of limitations of the conversion feature.



         Equity-linked securities include issues such as "Structured Yield Product Exchangeable for Stock" ("STRYPES"), "Trust Automatic Common Exchange Securities" ("TRACES"), "Trust Issued Mandatory Exchange Securities" ("TIMES"), "Trust Enhanced Dividend Securities" ("TRENDS") and other similar securities, including those which may be developed in the future. The issuers of the above listed examples of equity-linked securities generally purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through the conversion date, and a forward purchase contract with an existing shareholder of the company relating to the common stock. Quarterly distributions on equity-linked securities generally consist of the cash received from the U.S. Treasury securities and equity-linked securities generally are not entitled to any dividends that may be declared on the common stock.


         Equity-linked securities may be issued by closed-end or other forms of investment companies. To the extent that equity-linked securities are issued by investment companies, a Fund's investments in equity-linked securities are subject to the same limitations as investments in more traditional forms of investment companies.

YANKEE OBLIGATIONS
         Yankee obligations are U.S. dollar-denominated instruments of foreign issuers that are either registered with the SEC or issued pursuant to Rule 144A under the 1933 Act. These obligations consist of debt securities (including preferred or preference stock of non-governmental issuers), certificates of deposit, fixed time deposits and banker's acceptances issued by foreign banks, and debt obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. Some securities issued by foreign governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of the foreign government.


AMERICAN, EUROPEAN, CONTINENTAL AND GLOBAL DEPOSITARY RECEIPTS
         American Depositary Receipts ("ADRs") are receipts issued in registered form by a U.S. bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. European Depositary Receipts ("EDRs"), which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-U.S. banks or trust companies and foreign branches of U.S. banks that evidence ownership of foreign or U.S. securities. Global Depositary Receipts ("GDRs") are receipts structured similarly to EDRs and CDRs and are marketed globally. ADRs may be listed on a national securities exchange or may be traded in the over-the-counter market. EDRs and CDRs are designed for use in European exchange and over-the-counter markets. GDRs are designed for trading in non-U.S. securities markets. ADRs, EDRs, CDRs and GDRs traded in the over-the-counter market which do not have an active or substantial secondary market will be considered illiquid and therefore will be subject to the Funds' respective limitations with respect to such securities, if any. If a Fund invests in an unsponsored ADR, EDR, CDR or GDR, there may be less information available to the Fund concerning the issuer of the securities underlying the unsponsored ADR, EDR, CDR or GDR than is available for an issuer of securities underlying a sponsored ADR, EDR, CDR or GDR. ADR prices are denominated in U.S. dollars although the underlying securities are denominated in a foreign currency. Investments in ADRs, EDRs, CDRs and GDRs involve risks similar to those accompanying direct investments in foreign securities.



TEMPORARY CASH BALANCES
The Funds may hold very small temporary cash balances to efficiently manage transactional expenses. These cash balances are expected, under normal conditions, not to exceed 2% of each Fund's net assets at any time (excluding amounts used as margin and segregated assets with respect to futures transactions and collateral for securities loans and repurchase agreements). The Funds may invest these temporary cash balances in short-term debt obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities ("U.S. Government Securities"), high quality commercial paper (rated A-1 or better by S&P or P-1 or better by Moody's), certificates of deposit and time deposits of banking institutions having total assets in excess of $1 billion, and repurchase agreements collateralized by U.S. Government Securities. The Funds may also hold these investments in connection with U.S. Treasury rolls, which are not subject to the 2% limitation above.

TAXES
In this section, all discussions of taxation at the shareholder and fund levels relate to U.S. federal taxes only. Consult your tax advisor for state, local and foreign tax considerations and for information about special tax considerations that may apply to shareholders that are not natural persons or not U.S. citizens or resident aliens.

FEDERAL TAXES. The Fund (even if it is a fund in a Trust with multiple series) is treated as a separate entity for federal income tax purposes under the Internal Revenue Code of 1986, as amended (Code). The Fund has elected (or in the case of a new fund, intends to elect) to be, and intends to qualify to be treated each year as, a "regulated investment company" under Subchapter M of the Code by meeting all applicable requirements of Subchapter M, including requirements as to the nature of the Fund's gross income, the amount of its distributions (as a percentage of both its overall income and any tax-exempt income), and the composition of its portfolio assets. To qualify as a "regulated investment company," the Fund must (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (b) diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, securities of other regulated investment companies and other securities limited generally with respect to any one issuer to not more than 5% of the total assets of the Fund and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any issuer (other than U.S. government securities or other regulated investment companies); or of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses;and (c) distribute with respect to each year at least 90% of its taxable net investment income, its tax-exempt interest income and the excess, if any, of net short-term capital gains over net long-term capital losses for such year. As a regulated investment company that is accorded special tax treatment, the Fund will not be subject to any federal income taxes on its net investment income and net realized capital gains that it distributes to shareholders in accordance with the timing requirements imposed by the Code. The Fund's foreign-source income, if any, may be subject to foreign withholding taxes. If the Fund were to fail to qualify as a "regulated investment company" in any year, it would incur a regular federal corporate income tax on all of its taxable income, whether or not distributed, and Fund distributions would generally be taxable as ordinary dividend income to the shareholders, except to the extent they were treated as "qualified dividend income," as described below. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

If the Fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the Fund is permitted so to elect and so elects), plus any retained amount from the prior year, the Fund will be subject to a 4% excise tax on the underdistributed amounts. A dividend paid to shareholders by the Fund in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

ALTERNATIVE MINIMUM TAX. Distributions derived from interest that is exempt from regular federal income tax may subject corporate shareholders to or increase their liability under the corporate alternative minimum tax (AMT). A portion of such distributions may constitute a tax preference item for individual shareholders and may subject them to or increase their liability under the AMT.

DIVIDENDS RECEIVED DEDUCTIONS. Distributions will qualify for the corporate dividends received deduction only to the extent that dividends earned by the Fund qualify. Any such dividends are, however, includable in adjusted current earnings for purposes of computing corporate AMT. The dividends received deduction for eligible dividends is subject to a holding period requirement.

RETURN OF CAPITAL DISTRIBUTIONS. If the Fund makes a distribution to a shareholder in excess of the Fund's current and accumulated "earning and profits" in any taxable year, the excess distribution will be treated as a return of capital to the extent of your tax basis in your shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces your tax basis in your shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by you of your shares. Dividends and distributions on a Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when a Fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when a Fund's net asset value also reflects unrealized losses.

FUNDS THAT INVEST IN U.S. GOVERNMENT SECURITIES. Many states grant tax-free status to dividends paid to shareholders of mutual funds from interest income earned by the Fund from direct obligations of the U.S. government. Investments in mortgage-backed securities (including GNMA, FNMA and FHLMC Securities) and repurchase agreements collateralized by U.S. government securities do not qualify as direct federal obligations in most states. Shareholders should consult with their own tax advisors about the applicability of state and local intangible property, income or other taxes to their Fund shares and distributions and redemption proceeds received from the Fund.

FUND DISTRIBUTIONS. Distributions from the Fund (other than qualified dividend income and exempt-interest dividends, as discussed below) will generally be taxable to shareholders as ordinary income to the extent derived from the Fund's investment income and net short-term gains. Distributions of long-term capital gains (that is, the excess of net gains from capital assets held for more than one year over net losses from capital assets held for not more than one year) will be taxable to shareholders as such, regardless of how long a shareholder has held shares in the Fund. In general, any distributions of net capital gains will be taxed to shareholders who are individuals at a maximum rate of 15% for taxable years beginning on or before December 31, 2008.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder's investment (and thus were included in the price of the shareholder paid). Distributions are taxable whether received in cash or in Fund shares.

QUALIFIED DIVIDEND INCOME. For taxable years beginning on or before December 31, 2008, "qualified dividend income" received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by a Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund's shares. A dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 180-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a foreign personal holding company, foreign investment company, or passive foreign investment company.

In general, distributions of investment income properly designated by the Fund as derived from qualified dividend income may be treated as qualified dividend income by a shareholder taxed as an individual provided the shareholder meets the holding period and other requirements described above with respect to his or her shares. Only qualified dividend income received by a Fund after December 31, 2002 is eligible for pass-through treatment. If the aggregate qualified dividends received by a fund during any taxable year are 95% or more of its gross income, then 100% of the Fund's dividends (other than properly designated capital gain dividends) will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term "gross income" is the excess of net short-term capital gain over net long-term capital loss.

DISTRIBUTIONS FROM TAX-EXEMPT FUNDS. Each tax-exempt fund will have at least 50% of its total assets invested in tax-exempt bonds at the end of each quarter so that dividends from net interest income on tax-exempt bonds will be exempt from federal income tax when received by a shareholder. The tax-exempt portion of dividends paid will be designated within 60 days after year-end based upon the ratio of net tax-exempt income to total net investment income earned during the year. That ratio may be substantially different from the ratio of net tax-exempt income to total net investment income earned during any particular portion of the year. Thus, a shareholder who holds shares for only a part of the year may be allocated more or less tax-exempt dividends than would be the case if the allocation were based on the ratio of net tax-exempt income to total net investment income actually earned while a shareholder.

Income from certain "private activity bonds" issued after August 7, 1986, is treated as a tax preference item for the AMT at the maximum rate of 28% for individuals and 20% for corporations. If the Fund invests in private activity bonds, shareholders may be subject to the AMT on that part of the distributions derived from interest income on such bonds. Interest on all tax-exempt bonds is included in corporate adjusted current earnings when computing the AMT applicable to corporations. Seventy-five percent of the excess of adjusted current earnings over the amount of income otherwise subject to the AMT is included in a corporation's alternative minimum taxable income.

Dividends derived from any investments other than tax-exempt bonds and any distributions of short-term capital gains are generally taxable to shareholders as ordinary income. Any distributions of long-term capital gains will in general be taxable to shareholders as long-term capital gains (generally subject to a maximum 15% tax rate for shareholders who are individuals) regardless of the length of time Fund shares are held.

A tax-exempt Fund may at times purchase tax-exempt securities at a discount and some or all of this discount may be included in the Fund's ordinary income which will be taxable when distributed. Any market discount recognized on a tax-exempt bond purchased after April 30, 1993, with a term at time of issue of more than one year is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below its "stated redemption price" (in the case of a bond with original issue discount, its "revised issue price").

Shareholders receiving social security and certain retirement benefits may be taxed on a portion of those benefits as a result of receiving tax-exempt income, including tax-exempt dividends from the Fund.

SPECIAL TAX RULES APPLICABLE TO TAX-EXEMPT FUNDS. In general, exempt-interest dividends, if any, attributable to interest received on certain private activity obligations and certain industrial development bonds will not be tax-exempt to any shareholders who are "substantial users of the facilities financed by such obligations or bonds or who are "related persons" of such substantial users, as further defined in the Code. Income derived from the Fund's investments other than tax-exempt instruments may give rise to taxable income. The Fund's shares must be held for more than six months in order to avoid the disallowance of a capital loss on the sale of Fund shares to the extent of tax-exempt dividends paid during that period. Part or all of the interest on indebtedness, if any, incurred or continued by a shareholder to purchase or carry shares of the Fund paying exempt-interest dividends is not deductible. The portion of interest that is not deductible is equal to the total interest paid or accrued on the indebtedness, multiplied by the percentage of the Fund's total distributions (not including distributions from net long-term capital gains) paid to the shareholder that are exempt-interest dividends. Under rules used by the Internal Revenue Service to determine when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

SALES OF SHARES. The sale, exchange or redemption of Fund shares may give rise to a gain or loss. In general, any gain realized upon a taxable disposition of shares generally will be treated as long-term capital gain if the shares have been held for more than one year. Otherwise the gain on the sale, exchange or redemption of Fund shares will be treated as short-term capital gain. In general, any loss realized upon a taxable disposition of shares will be treated as long-term loss if the shares have been held more than one year, and otherwise as short-term loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, capital loss to the extent of any long-term capital gain distributions received by the shareholder with respect to those shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed if other shares are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Under recently promulgated Treasury regulations, if on a disposition of Fund shares a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder in any single taxable year (or a greater loss over a combination of years), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper.

BACKUP WITHHOLDING. Certain distributions and redemptions may be subject to backup withholding for taxpayers who fail to furnish a correct tax identification number, who have under-reported dividend or interest income, or who fail to certify to the Fund that the shareholder is not subject to the withholding is provided to the Fund. This number and certification may be provided by either a Form W-9 or the accompanying application. In certain instances, CFS may be notified by the Internal Revenue Service that a shareholder is subject to backup withholding. The backup withholding rate is 28% for amounts paid through 2010. The backup withholding rate will be 31% for amounts paid after December 31, 2010.

HEDGING TRANSACTIONS. If the Fund engages in hedging transactions, including hedging transactions in options, futures contracts and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of the Fund and its shareholders.

SECURITIES ISSUED AT A DISCOUNT. The Fund's investment in debt securities issued at a discount and certain other obligations will (and investments in securities purchased at a discount may) require the Fund to accrue and distribute income not yet received. In such cases, the Fund may be required to sell assets (possibly at a time when it is not advantageous to do so) to generate the cash necessary to distribute as dividends to its shareholders all of its income and gains and therefore to eliminate any tax liability at the Fund level.

FOREIGN CURRENCY-DENOMINATED SECURITIES AND RELATED HEDGING TRANSACTIONS. The Fund's transactions in foreign currencies, foreign currency-denominated debt securities, certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

If more than 50% of the Fund's total assets at the end of its fiscal year are invested in stock or securities of foreign corporate issuers, the Fund may make an election permitting its shareholders to take a deduction or credit for federal income tax purposes for their pro rata portion of certain qualified foreign taxes paid by the Fund to foreign countries in respect of foreign securities the Fund has held for at least the minimum period specified in the Code. The Advisor will consider the value of the benefit to a typical shareholder, the cost to the Fund of compliance with the election, and incidental costs to shareholders in deciding whether to make the election. A shareholder's ability to claim such a foreign tax credit or deduction in respect of foreign taxes will be subject to certain limitations imposed by the Code, including a holding period requirement , as a result of which a shareholder may not get a full credit or deduction for the amount of foreign taxes so paid by the Fund. Shareholders who do not itemize on their federal income tax returns may claim a credit (but not a deduction) for such foreign taxes.

Investment by the Fund in certain "passive foreign investment companies" could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may be able to elect to treat a passive foreign investment company as a "qualified electing fund," in which case the Fund will be required to include its share of the company's income and net capital gain annually, regardless of whether it receives any distribution from the company. Alternatively, the Fund may make an election to mark the gains (and, to a limited extent, losses) in such holdings "to the market" as though it had sold and repurchased its holdings in those passive foreign investment companies on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The qualified electing fund and mark-to-market elections may have the effect of accelerating the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require a Fund to liquidate other investments (including when it is not advantageous to do so) in order to meet its distribution requirement, which also may accelerate the recognition of gain and affect a Fund's total return.

MANAGEMENT OF THE FUNDS
The Advisor provides administrative and management services to the Funds. On April 1, 2003, Fleet Investment Advisors Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc. and Newport Pacific Management, Inc.
(NPMI), merged into Columbia Management Advisors, Inc. Each of the four merging companies was a registered investment advisor and advised various Funds in the Columbia Funds Complex. The Advisor, located at 100 Federal Street, Boston, Massachusetts 02110, is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation, a U.S. financial holding company. The Advisor is the surviving company in these mergers and is now the investment advisor of the Funds. The Advisor has been an investment advisor since 1969.

In addition, immediately prior to the mergers described above and also on April 1, 2003, Newport Fund Management, Inc. (NFMI), a subsidiary of NPMI and a registered investment advisor that advised several Funds in the Columbia Funds Complex, merged into NPMI. As a result of NPMI's merger into the Advisor, the Advisor is now the Advisor to the Funds previously advised by NFMI.

TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)

The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Funds in the Columbia Funds Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below. Each officer listed below serves as an officer of each Fund in the Columbia Funds Complex.

                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address              Position     Appointed to    Principal Occupation(s)         Overseen
      and Age                with Funds     Office(1)                                      by Trustee       Other Directorships Held
      -------                ----------     -------        During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker (Age 48)     Trustee        1996       Executive Vice President --          119            Orbitz, Inc. (on-line
P.O. Box 66100                                           Strategy of United Airlines                            travel company)
Chicago, IL 60666                                        (airline) since December, 2002
                                                         (formerly President of UAL
                                                         Loyalty Services (airline)
                                                         from September, 2001 to
                                                         December, 2002; Executive Vice
                                                         President and Chief Financial
                                                         Officer of United Airlines
                                                         from March, 1993 to September,
                                                         2001).



Janet Langford Kelly (Age 45)  Trustee        1996       Chief Administrative Officer         119                   None
3100 West Beaver Road                                    and Senior Vice President,
Troy, MI 48084-3163                                      Kmart Holding Corporation
                                                         (consumer goods) since
                                                         September, 2003 (formerly
                                                         Executive Vice
                                                         President-Corporate
                                                         Development and
                                                         Administration, General
                                                         Counsel and Secretary, Kellogg
                                                         Company (food manufacturer),
                                                         from September, 1999 to
                                                         August, 2003; Senior Vice
                                                         President, Secretary and
                                                         General Counsel, Sara Lee
                                                         Corporation (branded,
                                                         packaged, consumer-products
                                                         manufacturer) from January,
                                                         1995 to September, 1999).




Richard W. Lowry (Age 67)      Trustee        1995       Private Investor since August,       121(3)                None
10701 Charleston Drive                                   1987 (formerly Chairman and
Vero Beach, FL 32963                                     Chief Executive Officer, U.S.
                                                         Plywood Corporation (building
                                                         products manufacturer)).




                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address              Position     Appointed to    Principal Occupation(s)         Overseen
      and Age                with Funds     Office(1)                                      by Trustee       Other Directorships Held
      -------                ----------     -------        During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Charles R. Nelson (Age 61)     Trustee        1981       Professor of Economics,              119                   None
Department of Economics                                  University of Washington,
University of Washington                                 since January, 1976; Ford and
Seattle, WA 98195                                        Louisa Van Voorhis Professor
                                                         of Political Economy,
                                                         University of Washington,
                                                         since September, 1993;
                                                         Director, Institute for
                                                         Economic Research, University
                                                         of Washington, since
                                                         September, 2001; Adjunct
                                                         Professor of Statistics,
                                                         University of Washington,
                                                         since September, 1980;
                                                         Associate Editor, Journal of
                                                         Money Credit and Banking,
                                                         since September, 1993;
                                                         consultant on econometric and
                                                         statistical matters.


John J. Neuhauser (Age 60)     Trustee        1985       Academic Vice President and          122(3),(4)     Saucony, Inc. (athletic
84 College Road                                          Dean of Faculties since                              footwear); SkillSoft
Chestnut Hill, MA 02467-3838                             August, 1999, Boston College                          Corp. (E-Learning)
                                                         (formerly Dean, Boston College
                                                         School of Management from
                                                         September, 1977 to September,
                                                         1999).


Patrick J. Simpson (Age 58)    Trustee        2000       Partner, Perkins Coie L.L.P.         119                   None
1211 S.W. 5th Avenue                                     (law firm).
Suite 1500
Portland, OR 97204

Thomas E. Stitzel (Age 67)     Trustee        1998       Business Consultant since 1999       119                   None
2208 Tawny Woods Place                                   (formerly Professor of Finance
Boise, ID  83706                                         from 1975 to 1999, College of
                                                         Business, Boise State
                                                         University); Chartered
                                                         Financial Analyst.





                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address               Position     Appointed to   Principal Occupation(s)         Overseen
      and Age                  with Funds     Office(1)                                    by Trustee       Other Directorships Held
      -------                  ----------     -------      During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Thomas C. Theobald (Age 66)    Trustee and     1996        Managing Director, William         119           Anixter International
27 West Monroe Street,         Chairman of                 Blair Capital Partners                             (network support
Suite 3500                     the Board                   (private equity investing)                       equipment distributor),
Chicago, IL 60606                                          since September, 1994.                           Jones Lang LaSalle (real
                                                                                                               estate management
                                                                                                            services) and MONY Group
                                                                                                               (life insurance)


Anne-Lee Verville (Age 58)     Trustee         1998        Author and speaker on              120(4)        Chairman of the Board of
359 Stickney Hill Road                                     educational systems needs                        Directors, Enesco Group,
Hopkinton, NH  03229                                       (formerly General Manager,                       Inc. (designer, importer
                                                           Global Education Industry, IBM                   and distributor of
                                                           Corporation (computer and                        giftware and
                                                           technology) from 1994 to                         collectibles)
                                                           1997).


Richard L. Woolworth (Age 62)  Trustee         1991        Retired since December 2003        119           NW Natural (natural gas
100 S.W. Market Street                                     (formerly Chairman and Chief                     service provider)
#1500                                                      Executive Officer, The Regence
Portland, OR 97207                                         Group (regional health
                                                           insurer); Chairman and Chief
                                                           Executive Officer, BlueCross
                                                           BlueShield of Oregon;
                                                           Certified Public Accountant,
                                                           Arthur Young & Company)




                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address               Position     Appointed to   Principal Occupation(s)         Overseen
      and Age                  with Funds     Office(1)                                    by Trustee       Other Directorships Held
      -------                  ----------     -------      During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
William E. Mayer(2) (Age 63)    Trustee        1994        Managing Partner, Park Avenue      121(3)        Lee Enterprises (print
399 Park Avenue                                            Equity Partners (private                         media), WR Hambrecht +
Suite 3204                                                 equity) since February, 1999                     Co. (financial service
New York, NY 10022                                         (formerly Founding Partner,                      provider) and First
                                                           Development Capital LLC from                     Health (healthcare)
                                                           November 1996 to February,
                                                           1999).




Joseph R. Palombo(2) (Age 50)  Trustee and     2000        Executive Vice President and       120(5)                None
One Financial Center           President                   Chief Operating Officer of
Boston, MA 02111                                           Columbia Management Group,
                                                           Inc. (Columbia Management)
                                                           since December, 2001 and
                                                           Director, Executive Vice
                                                           President and Chief Operating
                                                           Officer of the Advisor since
                                                           April, 2003 (formerly Chief
                                                           Operations Officer of Mutual
                                                           Funds, Liberty Financial
                                                           Companies, Inc. from August,
                                                           2000 to November, 2001;
                                                           Executive Vice President of
                                                           Stein Roe & Farnham
                                                           Incorporated (Stein Roe) from
                                                           April, 1999 to April, 2003;
                                                           Director of Colonial
                                                           Management Associates, Inc.
                                                           (Colonial) from April, 1999 to
                                                           April, 2003; Director of Stein
                                                           Roe from September, 2000 to
                                                           April, 2003) President of
                                                           Columbia Funds and Galaxy
                                                           Funds since February, 2003
                                                           (formerly Vice President from
                                                           September 2002 to February
                                                           2003); Manager of Columbia
                                                           Floating Rate Limited
                                                           Liability Company since
                                                           October, 2000; (formerly Vice
                                                           President of the Columbia
                                                           Funds from April, 1999 to
                                                           August, 2000; Chief Operating
                                                           Officer and Chief Compliance
                                                           Officer, Putnam Mutual Funds
                                                           from December, 1993 to March,
                                                           1999).


(1)In December 2000, the boards of each of the former Liberty Funds and former Stein Roe Funds were combined into one board of trustees responsible for the oversight of both fund groups (collectively, the "Liberty Board"). In October 2003, the trustees on the Liberty Board were elected to the boards of the Columbia Funds (the "Columbia Board") and of the CMG Funds (the "CMG Funds Board"); simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors on the Columbia Board and trustees on the CMG Funds Board, were appointed to serve as trustees of the Liberty Board. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Columbia Funds Complex.

(2)Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co. Mr. Palombo is an interested person as an employee of the Advisor.

(3)Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds, currently consisting of 2 funds, which are advised by an affiliate of the Advisor.

(4)Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

(5)Mr. Palombo also serves as an interested director of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.



                                                          Year First
                                                          Elected or
          Name, Address               Position           Appointed to                            Principal Occupation(s)
             and Age                 with Funds             Office
             -------                 ----------             ------                               During Past Five Years
                                                                                                 ----------------------
Officers
Vicki L. Benjamin (Age 42)              Chief                2001               Controller of the Columbia Funds and of the Liberty
One Financial Center                 Accounting                                 All-Star Funds since May, 2002; Chief Accounting
Boston, MA 02111                     Officer and                                Officer of the Columbia Funds and Liberty All-Star
                                                                                Funds since June, 2001; Controller and Chief
                                                                                Accounting Officer of the Galaxy Funds since
                                                                                September, 2002 (formerly Controller Vice President,
                                                                                Corporate Audit, State Street Bank and Trust Company
                                                                                from May, 1998 to April, 2001; Audit Manager from
                                                                                July, 1994 to June, 1997; Senior Audit Manager from
                                                                                July, 1997 to May, 1998, Coopers & Lybrand, LLP).


J. Kevin Connaughton (Age 39)        Treasurer               2000               Treasurer of the Columbia Funds and of the Liberty
One Financial Center                                                            All-Star Funds since December, 2000; Vice President
Boston, MA 02111                                                                of the Advisor since April, 2003 (formerly
                                                                                Controller of the Columbia Funds and of the Liberty
                                                                                All-Star Funds from February, 1998 to October,
                                                                                2000); Treasurer of the Galaxy Funds since
                                                                                September, 2002; Treasurer, Columbia Management
                                                                                Multi-Strategy Hedge Fund, LLC since December, 2002
                                                                                (formerly Vice President of Colonial from February,
                                                                                1998 to October, 2000 and Senior Tax Manager,
                                                                                Coopers & Lybrand, LLP from April, 1996 to January,
                                                                                1998).


David A. Rozenson (Age 49)           Secretary               2003               Secretary of the Columbia Funds and of the Liberty
One Financial Center                                                            All-Star Funds since December, 2003; Senior Counsel,
Boston, MA 02111                                                                Fleet Boston Financial Corporation since January,
                                                                                1996: Associate General Counsel, Columbia Management
                                                                                Group since November, 2002.




Trustee Positions


As of December 31, 2003, no disinterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of FleetBoston Financial, the Advisor, another investment advisor, sub-advisor or portfolio manager of any of the funds in the Columbia Funds Complex or any person controlling, controlled by or under common control with any such entity.

Approving the Investment Advisory Contract

In determining to approve the most recent annual extension of a Fund's management agreement, the Trustees met over the course of the year with the relevant investment advisory personnel from the Advisor and considered information provided by the Advisor relating to the education, experience and number of investment professionals and other personnel providing services under that agreement. See "Managing the Fund" in each Fund's Prospectus and "Trustees and Officers" in this SAI. The Trustees also took into account the time and attention devoted by senior management to the Funds and the other funds in the Columbia Funds Complex. The Trustees evaluated the level of skill required to manage the Funds and concluded that the human resources devoted by the Advisor to the Funds were appropriate to fulfill effectively the Advisor's duties under the agreement. The Trustees also considered the business reputation of the Advisor and its financial resources, and concluded that the Advisor would be able to meet any reasonably foreseeable obligations under the agreement.

The Trustees received information concerning the investment philosophy and investment process applied by the Advisor in managing the Funds. See "Principal Investment Strategies" and "Principal Investment Risks" in the Funds' Prospectuses. In this connection, the Trustees considered the Advisor's in-house research capabilities as well as other resources available to the Advisor's personnel, including research services available to the Advisor as a result of securities transactions effected for the Funds and other investment advisory clients. The Trustees concluded that the Advisor's investment process, research capabilities and philosophy were well suited to each Fund, given each Fund's investment goal(s) and policies.

The Trustees considered the scope of the services provided by the Advisor to the Funds under the agreement relative to services provided by third parties to other mutual funds. See "Fund Charges and Expenses" and "Management of the Funds -- The Management Agreement". The Trustees concluded that the scope of the Advisor's services to the Funds was consistent with the Funds' operational requirements, including, in addition to its investment goal, compliance with each Fund's investment restrictions, tax and reporting requirements and related shareholder services.

The Trustees considered the quality of the services provided by the Advisor to the Funds. The Trustees evaluated the Advisor's record with respect to regulatory compliance and compliance with the investment policies of each Fund. The Trustees also evaluated the procedures of the Advisor designed to fulfill the Advisor's fiduciary duty to the Funds with respect to possible conflicts of interest, including the Advisor's code of ethics (regulating the personal trading of its officers and employees) (see "Management of the Funds -- Code of Ethics"), the procedures by which the Advisor allocates trades among its various investment advisory clients and the record of the Advisor in these matters. The Trustees also received information concerning standards of the Advisor with respect to the execution of portfolio transactions. See "Management of the Funds -- Portfolio Transactions."

The Trustees considered the Advisor's management of non-advisory services provided by persons other than the Advisor by reference, among other things, to each Fund's total expenses and the reputation of each Fund's other service providers. See "Your Expenses" in each Fund's Prospectus(es). The Trustees also considered information provided by third parties relating to each Fund's investment performance relative to its performance benchmark(s), relative to other similar funds managed by the Advisor and relative to funds managed similarly by other advisors. The Trustees reviewed performance over various periods, including each Fund's one, five and ten year calendar year periods and/or the life of the Fund, as applicable (See "Performance History" in the Fund's Prospectuses), as well as factors identified by the Advisor as contributing to each Fund's performance. See each Fund's most recent annual and semi-annual reports. The Trustees concluded that the scope and quality of the Advisor's services was sufficient to merit reapproval of the agreement for another year.

In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the agreement. The Trustees reviewed information concerning fees paid to investment advisors of similarly-managed funds. The Trustees also considered the fees of the Funds as a percentage of assets at different asset levels and possible economies of scale to the Advisor. The Trustees evaluated the Advisor's profitability with respect to the Funds, concluding that such profitability appeared to be generally consistent with levels of profitability that had been determined by courts to be "not excessive." For these purposes, the Trustees took into account not only the actual dollar amount of fees paid by the Funds directly to the Advisor, but also so-called "fallout benefits" to the Advisor such as reputational value derived from serving as investment Advisor to the Funds and the research services available to the Advisor by reason of brokerage commissions generated by each Fund's turnover. In evaluating the Funds' advisory fees, the Trustees also took into account the complexity of investment management for the Funds relative to other types of funds. Based on challenges associated with less readily available market information about foreign issuers and smaller capitalization companies, limited liquidity of certain securities, and the specialization required for focused funds, the Trustees concluded that generally greater research intensity and trading acumen is required for equity funds, and for international or global funds, as compared to funds investing, respectively, in debt obligations or in U.S. issuers. Similarly, the Trustees concluded that, generally, small capitalization equity funds and focused funds including state specific municipal funds, require greater intensity of research and trading acumen than larger capitalization or more diversified funds. See "The Fund" in each Fund's Prospectus.

Based on the foregoing, the Trustees concluded that the fees to be paid the Advisor under the advisory agreement were fair and reasonable, given the scope and quality of the services rendered by the Advisor.

General

Messrs. Lowry, Mayer and Neuhauser are also trustees/directors of the Liberty All-Star Funds. Messrs. Neuhauser and Palombo and Ms. Verville are also directors of Columbia Management Multi-Strategy Hedge Fund, LLC.

         The Trustees serve as trustees of all open-end Funds managed by the Advisor for which each Trustee (except Mr. Palombo) will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. Beginning in December, 2003, Mr. Theobald began serving as the Chairman of the Board. Mr. Theobald receives an additional annual retainer of $40,000 for serving in this capacity. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and members of Committees, except the Audit Committee, receive $1,500 for each committee meeting . The Audit Committee chair receives an annual retainer of $10,000 and each Audit Committee member receives $2,000 for each Audit Committee meeting. Committee members receive $1,000 for each special telephonic committee meeting. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.


The Advisor and/or its affiliate, Colonial Advisory Services, Inc. (CASI), has rendered investment advisory services to investment company, institutional and other clients since 1931. The Advisor currently serves as investment advisor or administrator for 71 open-end and 14 closed-end management investment company portfolios. Trustees and officers of the Trust, who are also officers of the Advisor or its affiliates, will benefit from the advisory fees, sales commissions and agency fees paid or allowed by the Trust.

The Agreement and Declaration of Trust (Declaration) of the Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust but that such indemnification will not relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

The Trustees have the authority to convert the Funds into a master fund/feeder fund structure. Under this structure, a Fund may invest all or a portion of its investable assets in investment companies with substantially the same investment goals, policies and restrictions as the Fund. The primary reason to use the master fund/feeder fund structure is to provide a mechanism to pool, in a single master fund, investments of different investor classes, resulting in a larger portfolio, investment and administrative efficiencies and economies of scale.

MANAGEMENT AGREEMENT
Under a Management Agreement (Agreement), the Advisor has contracted to furnish each Fund with investment research and recommendations or fund management, respectively, and accounting and administrative personnel and services, and with office space, equipment and other facilities. For these services and facilities, each Fund pays a monthly fee based on the average of the daily closing value of the total net assets of each Fund for such month. Under the Agreement, any liability of the Advisor to the Trust, a Fund and/or its shareholders is limited to situations involving the Advisor's own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

The Agreement may be terminated with respect to the Fund at any time on 60 days' written notice by the Advisor or by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. The Agreement will automatically terminate upon any assignment thereof and shall continue in effect from year to year only so long as such continuance is approved at least annually
(i) by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Advisor or the Trust, cast in person at a meeting called for the purpose of voting on such approval.

The Advisor pays all salaries of officers of the Trust. The Trust pays all expenses not assumed by the Advisor including, but not limited to, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The Trust pays the cost of printing and mailing any

Prospectuses sent to shareholders. Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.) (CFD) pays the cost of printing and distributing all other Prospectuses.

ADMINISTRATION AGREEMENT (THIS SECTION APPLIES ONLY TO CERTAIN FUNDS AND THEIR RESPECTIVE TRUSTS. SEE "FUND CHARGES AND EXPENSES" IN PART 1 OF THIS SAI FOR INFORMATION REGARDING YOUR FUND).

Under an Administration Agreement, the Advisor, in its capacity as the Administrator to each Fund, has contracted to perform the following administrative services:

              (a) providing office space, equipment and clerical personnel;

              (b) arranging, if desired by the respective Trust, for its directors, officers and employees to serve as Trustees, officers or agents of each Fund;

              (c) preparing and, if applicable, filing all documents required for compliance by each Fund with applicable laws and regulations;

              (d) preparation of agendas and supporting documents for and minutes of meetings of Trustees, committees of Trustees and shareholders;

              (e) coordinating and overseeing the activities of each Fund's other third-party service providers; and

              (f)       maintaining certain books and records of each Fund.

With respect to Columbia Money Market Fund (formerly named Liberty Money Market
Fund) and Columbia Municipal Money Market Fund (formerly named Liberty Municipal Money Market Fund), the Administration Agreement for these Funds provides that the Advisor will monitor compliance by the Fund with Rule 2a-7 under the 1940 Act and report to the Trustees from time to time with respect thereto. The Advisor is paid a monthly fee at the annual rate of average daily net assets set forth in Part 1 of this SAI.

THE PRICING AND BOOKKEEPING AGREEMENT

The Advisor is responsible for providing accounting and bookkeeping services to each Fund pursuant to a pricing and bookkeeping agreement. Under a separate agreement (Outsourcing Agreement), the Advisor has delegated those functions to State Street Bank and Trust Company (State Street). The Advisor pays fees to State Street under the Outsourcing Agreement. SEE "FUND CHARGES AND EXPENSES" IN
PART 1 OF THIS SAI FOR INFORMATION ON THESE FEES.


PORTFOLIO TRANSACTIONS

INVESTMENT DECISIONS. The Advisor acts as investment advisor to each of the Funds. The Advisor's affiliate, CASI, advises other institutional, corporate, fiduciary and individual clients for which CASI performs various services. Various officers and Trustees of the Trust also serve as officers or Trustees of other funds and the other corporate or fiduciary clients of the Advisor. The Funds and clients advised by the Advisor or the Funds administered by the Advisor sometimes invest in securities in which the Fund also invests and sometimes engage in covered option writing programs and enter into transactions utilizing stock index options and stock index and financial futures and related options ("other instruments"). If the Fund, such other funds and such other clients desire to buy or sell the same portfolio securities, options or other instruments at about the same time, the purchases and sales are normally made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each. Although in some cases these practices could have a detrimental effect on the price or volume of the securities, options or other instruments as far as the Fund is concerned, in most cases it is believed that these practices should produce better executions. It is the opinion of the Trustees that the desirability of retaining the Advisor as investment advisor to the Funds outweighs the disadvantages, if any, which might result from these practices.

BROKERAGE AND RESEARCH SERVICES. Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc., and subject to seeking "best execution" (as defined below) and such other policies as the Trustees may determine, the Advisor may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute securities transactions for a Fund.

The Advisor places the transactions of the Funds with broker-dealers selected by the Advisor and, if applicable, negotiates commissions. Broker-dealers may receive brokerage commissions on portfolio transactions, including the purchase and writing of options, the effecting of closing purchase and sale transactions, and the purchase and sale of underlying securities upon the exercise of options and the purchase or sale of other instruments. The Funds from time to time also execute portfolio transactions with such broker-dealers acting as principals. The Funds do not intend to deal exclusively with any particular broker-dealer or group of broker-dealers.

It is the Advisor's policy generally to seek best execution, which is to place the Funds' transactions where the Funds can be expected to obtain the most favorable combination of price and execution services in particular transactions or provided on a continuing basis by a broker-dealer, and to deal directly with a principal market maker in connection with over-the-counter transactions, except when it is believed that best execution is obtainable elsewhere. In evaluating the execution services of, including the overall reasonableness of brokerage commissions paid to, a broker-dealer, consideration is given to, among other things, the firm's general execution and operational capabilities, and to its reliability, integrity and financial condition.

Securities transactions of the Funds may be executed by broker-dealers who also provide research services (as defined below) to the Advisor and the Funds. The Advisor may use all, some or none of such research services in providing investment advisory services to each of its investment company and other clients, including the Fund. To the extent that such services are used by the Advisor, they tend to reduce the Advisor's expenses. In the Advisor's opinion, it is impossible to assign an exact dollar value for such services.

The Trustees have authorized the Advisor to cause the Funds to pay a broker-dealer which provides brokerage and research services to the Advisor an amount of commission for effecting a securities transaction, including the sale of an option or a closing purchase transaction, for the funds in excess of the amount of commission which another broker-dealer would have charged for effecting that transaction. As provided in Section 28(e) of the Securities Exchange Act of 1934, "brokerage and research services" include advice as to the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors and trends and portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Advisor must determine in good faith that such greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of that particular transaction or the Advisor's overall responsibilities to the Funds and all its other clients.

The Trustees have authorized the Advisor to utilize the services of a clearing agent with respect to all call options written by Funds that write options and to pay such clearing agent commissions of a fixed amount per share (currently
1.25 cents) on the sale of the underlying security upon the exercise of an option written by a Fund.

The Advisor may use the services of Quick & Reilly, Inc., or Fleet Securities, Inc., each an affiliate of the Advisor, when buying or selling securities for a Fund's portfolio pursuant to procedures adopted by the Trustees and 1940 Act Rule 17e-1. Under the Rule, the Advisor must ensure that commissions a Fund pays to affiliates of the Advisor on portfolio transactions are reasonable and fair compared to commissions received by other broker-dealers in connection with comparable transactions involving similar securities being bought or sold at about the same time. The Advisor will report quarterly to the Trustees on all securities transactions placed through affiliates of the Advisor so that the Trustees may consider whether such trades complied with these procedures and the Rule.

PRINCIPAL UNDERWRITER
CFD is the principal underwriter of the Trust's shares. CFD has no obligation to buy the Funds' shares, and purchases the Funds' shares only upon receipt of orders from authorized FSFs or investors.

INVESTOR SERVICING AND TRANSFER AGENT
CFS is the Trust's investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees which are paid monthly by the Trust. The fee paid to CFS is based on number of accounts plus reimbursement for certain out-of-pocket expenses. SEE "FUND CHARGES AND EXPENSES" IN PART 1 OF THIS SAI FOR INFORMATION ON FEES RECEIVED BY CFS. The agreement continues indefinitely but may be terminated by 90 days' notice by the Fund to CFS or generally by 6 months' notice by CFS to the Fund. The agreement limits the liability of CFS to the Fund for loss or damage incurred by the Fund to situations involving a failure of CFS to use reasonable care or to act in good faith in performing its duties under the agreement. It also provides that the Fund will indemnify CFS against, among other things, loss or damage incurred by CFS on account of any claim, demand, action or suit made on or against CFS not resulting from CFS's bad faith or negligence and arising out of, or in connection with, its duties under the agreement.

CODE OF ETHICS
The Funds, the Advisor, and CFD have adopted Codes of Ethics pursuant to the requirements of the Act. These Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Funds. These Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room and may be obtained by calling the SEC at 1-202-942-8090. These Codes are also available on the EDGAR Database on the SEC's internet web site at http://www.sec.gov, and may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

ANTI-MONEY LAUNDERING COMPLIANCE

The Funds are required to comply with various anti-money laundering laws and regulations. Consequently, the Funds may request additional information from you to verify your identity. If at any time the Funds believe a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Funds may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Funds also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit a Fund to inform the shareholder that it has taken the actions described above.

PROXY VOTING POLICIES

THE FUND HAS DELEGATED TO THE ADVISOR THE RESPONSIBILITY TO VOTE PROXIES RELATING TO PORTFOLIO SECURITIES HELD BY THE FUND. IN DECIDING TO DELEGATE THIS RESPONSIBILITY TO THE ADVISOR, THE BOARD OF TRUSTEES OF THE TRUST REVIEWED AND APPROVED THE POLICIES AND PROCEDURES ADOPTED BY THE ADVISOR. THESE INCLUDED THE PROCEDURES THAT THE ADVISOR FOLLOWS WHEN A VOTE PRESENTS A CONFLICT BETWEEN THE INTERESTS OF THE FUND AND ITS SHAREHOLDERS AND THE ADVISOR, ITS AFFILIATES, ITS OTHER CLIENTS OR OTHER PERSONS.


THE ADVISOR'S POLICY IS TO VOTE ALL PROXIES FOR FUND SECURITIES IN A MANNER CONSIDERED BY THE ADVISOR TO BE IN THE BEST INTEREST OF THE FUND AND ITS SHAREHOLDERS WITHOUT REGARD TO ANY BENEFIT TO THE ADVISOR, ITS AFFILIATES, ITS OTHER CLIENTS OR OTHER PERSONS. THE ADVISOR EXAMINES EACH PROPOSAL AND VOTES AGAINST THE PROPOSAL, IF, IN ITS JUDGMENT, APPROVAL OR ADOPTION OF THE PROPOSAL WOULD BE EXPECTED TO IMPACT ADVERSELY THE CURRENT OR POTENTIAL MARKET VALUE OF THE ISSUER'S SECURITIES. THE ADVISOR ALSO EXAMINES EACH PROPOSAL AND VOTES THE PROXIES AGAINST THE PROPOSAL, IF, IN ITS JUDGMENT, THE PROPOSAL WOULD BE EXPECTED TO AFFECT ADVERSELY THE BEST INTEREST OF THE FUND. THE ADVISOR DETERMINES THE BEST INTEREST OF THE FUND IN LIGHT OF THE POTENTIAL ECONOMIC RETURN ON THE FUND'S INVESTMENT.


The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of the Fund, without consideration of any benefit to the Advisor, its affiliates, its other clients or other persons. A member of the Proxy Committee is prohibited from voting on any proposal for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.

The Advisor has three classes of proxy proposals. The first two classes are predetermined guidelines to vote for or against specific proposals, unless otherwise directed by the Proxy Committee. The third class is for proposals given special consideration by the Proxy Committee. In addition, the Proxy Committee considers requests to vote on proposals in the first two classes other than according to the predetermined guidelines.

The Advisor generally votes in favor of proposals related to the following matters: selection of auditors (unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates), election of directors (unless the proposal gives management the ability to alter the size of the board without shareholder approval), different persons for chairman of the board /chief executive officer (unless, in light of the size of the company and the nature of its shareholder base, the role of chairman and CEO are not held by different persons), compensation (if provisions are consistent with standard business practices), debt limits (unless proposed specifically as an anti-takeover action), indemnifications (unless for negligence and or breaches of fiduciary duty), meetings, name of company, principal office (unless the purpose is to reduce regulatory or financial supervision), reports and accounts (if the certifications required by Sarbanes-Oxley Act of 2002 have been provided), par value, shares (unless proposed as an anti-takeover action), share repurchase programs, independent committees, and equal opportunity employment.

The Advisor generally votes against proposals related to the following matters: super majority voting, cumulative voting, preferred stock, warrants, rights, poison pills, reclassification of common stock and meetings held by written consent.

The Advisor gives the following matters special consideration: new proposals, proxies of investment company shares (other than those covered by the predetermined guidelines), mergers/acquisitions (proposals where a hostile merger/acquisition is apparent or where the Advisor represents ownership in more than one of the companies involved), shareholder proposals (other than those covered by the predetermined guidelines), executive/director compensation (other than those covered by the predetermined guidelines), pre-emptive rights and proxies of international issuers which block securities sales between submission of a proxy and the meeting (proposals for these securities are voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with predetermined guidelines).

In addition, if a portfolio manager or other party involved with a client of the Advisor or Fund account concludes that the interest of the client or Fund requires that a proxy be voted on a proposal other than according to the predetermined guidelines, he or she may request that the Proxy Committee consider voting the proxy differently. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to a predetermined guideline, that person must furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders or any other matter known to the person (or entity) that would create a potential conflict of interest.

The Proxy Committee may vary from the predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to affect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted.


The Advisor's Proxy Committee is composed of operational and investment representatives of its regional offices as well as senior representatives of the Advisor's equity investments, equity research, compliance and legal functions. During the first quarter of each year, the Proxy Committee reviews all guidelines and establishes guidelines for expected new proposals. In addition to these reviews and its other responsibilities described above, its functions include annual review of its Proxy Voting Policy and Procedures to ensure consistency with internal policies and regulatory agency policies, and development and modification of voting guidelines and procedures as it deems appropriate or necessary.

The Advisor uses Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

DETERMINATION OF NET ASSET VALUE
Each Fund determines net asset value (NAV) per share for each class as of the close of the New York Stock Exchange (Exchange) (generally 4:00 p.m. Eastern time) each day the Exchange is open, except that certain classes of assets, such as index futures, for which the market close occurs shortly after the close of regular trading on the Exchange will be priced at the closing time of the market on which they trade. Currently, the Exchange is closed Saturdays, Sundays and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Funds with portfolio securities which are primarily listed on foreign exchanges may experience trading and changes in NAV on days on which such Fund does not determine NAV due to differences in closing policies among exchanges. This may significantly affect the NAV of the Fund's redeemable securities on days when an investor cannot redeem such securities Debt securities generally are valued by a pricing service which determines valuations based upon market transactions for normal, institutional-size trading units of similar securities. However, in circumstances where such prices are not available or where the Advisor deems it appropriate to do so, an over-the-counter or exchange bid quotation is used. Securities listed on an exchange or on NASDAQ are valued at the last sale price (or the official closing price as determined by the NASDAQ system, if different, as applicable). Listed securities for which there were no sales during the day and unlisted securities generally are valued at the last quoted bid price. Options are valued at the last sale price or in the absence of a sale, the mean between the last quoted bid and offering prices. Short-term obligations with a maturity of 60 days or less are valued at amortized cost pursuant to procedures adopted by the Trustees. The values of foreign securities quoted in foreign currencies are translated into U.S. dollars at the exchange rate for that day. Portfolio positions for which market quotations are not readily available and other assets are valued at fair value as determined by the Advisor in good faith under the direction of the Trust's Board of Trustees.

Generally, trading in certain securities (such as foreign securities) is substantially completed each day at various times prior to the close of the Exchange. Trading on certain foreign securities markets may not take place on all business days in New York, and trading on some foreign securities markets takes place on days which are not business days in New York and on which the Fund's NAV is not calculated. The values of these securities used in determining the NAV are computed as of such times. Also, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain securities (such as convertible bonds, U.S. government securities, and tax-exempt securities) are determined based on market quotations collected earlier in the day at the latest practicable time prior to the close of the Exchange. Occasionally, events affecting the value of such securities may occur between such times and the close of the Exchange which will not be reflected in the computation of each Fund's NAV. If events materially affecting the value of such securities occur during such period, then these securities will be valued at fair value following procedures approved by the Trust's Board of Trustees.

(The following two paragraphs are applicable only to Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund), Columbia Newport Greater China Fund (formerly named Liberty Newport Greater China Fund), Columbia Newport Europe Fund (formerly named Liberty Newport Europe Fund) and Columbia Newport Asia Pacific Fund (formerly named Liberty Newport Asia Pacific Fund))

Trading in securities on stock exchanges and over-the-counter markets in the Far East is normally completed well before the close of the business day in New York. Trading on Far Eastern securities markets may not take place on all business days in New York, and trading on some Far Eastern securities markets does take place on days which are not business days in New York and on which the Fund's NAV is not calculated.

The calculation of the Fund's NAV accordingly may not take place contemporaneously with the determination of the prices of the Fund's portfolio securities used in such calculations. Events affecting the values of portfolio securities that occur between the time their prices are determined and the close of the Exchange (when the Fund's NAV is calculated) will not be reflected in the Fund's calculation of NAV unless the Advisor, acting under procedures established by the Board of Trustees of the Trust, deems that the particular event would materially affect the Fund's NAV, in which case an adjustment will be made. Assets or liabilities initially expressed in terms of foreign currencies are translated prior to the next determination of the NAV of the Fund's shares into U.S. dollars at prevailing market rates.

AMORTIZED COST FOR MONEY MARKET FUNDS (SEE "AMORTIZED COST FOR MONEY MARKET FUNDS" UNDER "INFORMATION CONCERNING THE FUND" IN PART 1 OF THE SAI OF COLUMBIA MONEY MARKET FUND (FORMERLY NAMED LIBERTY MONEY MARKET FUND) AND COLUMBIA MUNICIPAL MONEY MARKET FUND (FORMERLY NAMED LIBERTY MUNICIPAL MONEY MARKET
FUND))

Money market funds generally value their portfolio securities at amortized cost according to Rule 2a-7 under the 1940 Act.

Under the amortized cost method a security is initially valued cost and thereafter amortized to maturity. This method assures a constant NAV but may result in a yield different from that of the same portfolio under the market value method. The Trust's Trustees have adopted procedures intended to stabilize a money market fund's NAV per share at $1.00. When a money market fund's market value deviates from the amortized cost of $1.00, and results in a material dilution to existing shareholders, the Trust's Trustees will take corrective action that may include: realizing gains or losses; shortening the portfolio's maturity; withholding distributions; redeeming shares in kind; or converting to the market value method (in which case the NAV per share may differ from $1.00). All investments will be determined pursuant to procedures approved by the Trust's Trustees to present minimal credit risk.

See the Statement of Assets and Liabilities in the shareholder report of the Columbia Money Market Fund (formerly named Liberty Money Market Fund) for a specimen price sheet showing the computation of maximum offering price per share of Class A shares.

HOW TO BUY SHARES
The Prospectus contains a general description of how investors may buy shares of the Fund and tables of charges. This SAI contains additional information which may be of interest to investors.

The Fund may accept unconditional orders for shares to be executed at the public offering price based on the NAV per share next determined after the order is placed in good order. The public offering price is the NAV plus the applicable sales charge, if any. In the case of orders for purchase of shares placed through FSFs, the public offering price will be determined on the day the order is placed in good order, but only if the FSF receives the order prior to the time at which shares are valued and transmits it to the Fund before the Fund processes that day's transactions. If the FSF fails to transmit before the Fund processes that day's transactions, the customer's entitlement to that day's closing price must be settled between the customer and the FSF. If the FSF receives the order after the time at which the Fund values its shares, the price will be based on the NAV determined as of the close of the Exchange on the next day it is open. If funds for the purchase of shares are sent directly to CFS, they will be invested at the public offering price next determined after receipt in good order. Payment for shares of the fund must be in U.S. dollars; if made by check, the check must be drawn on a U.S. bank.

The Fund receives the entire NAV of shares sold. For shares subject to an initial sales charge, CFD's commission is the sales charge shown in the Fund's Prospectus less any applicable FSF discount. The FSF discount is the same for all FSFs, except that CFD retains the entire sales charge on any sales made to a shareholder who does not specify a FSF on the Investment Account Application ("Application"), and except that CFD may from time to time reallow additional amounts to all or certain FSFs. CFD generally retains some or all of any asset-based sales charge (distribution fee) or contingent deferred sales charge. Such charges generally reimburse CFD for any up-front and/or ongoing commissions paid to FSFs.

Checks presented for the purchase of shares of the Fund which are returned by the purchaser's bank or checkwriting privilege checks for which there are insufficient funds in a shareholder's account to cover redemption will subject such purchaser or shareholder to a $15 service fee for each check returned. Checks must be drawn on a U.S. bank and must be payable in U.S. dollars.

CFS acts as the shareholder's agent whenever it receives instructions to carry out a transaction on the shareholder's account. Upon receipt of instructions that shares are to be purchased for a shareholder's account, the designated FSF will receive the applicable sales commission. Shareholders may change FSFs at any time by written notice to CFS, provided the new FSF has a sales agreement with CFD.

Shares credited to an account are transferable upon written instructions in good order to CFS and may be redeemed as described under "How to Sell Shares" in the Prospectus. Certificates are not available for any class of shares offered by the Fund. If you currently hold previously issued share certificates, you may send the certificates to CFS for deposit to your account.

CFD may, at its expense, provide special sales incentives (such as cash payments in addition to the commissions specified in the Fund's Prospectus(es) and SAI) to FSFs that agree to promote the sale of shares of the Fund or other funds that CFD distributes. At its discretion, CFD may offer special sales incentives only to selected FSFs or to FSFs who have previously sold or expect to sell significant amounts of the Fund's shares.

SPECIAL PURCHASE PROGRAMS/INVESTOR SERVICES
The following special purchase programs/investor services may be changed or eliminated at any time.

AUTOMATIC INVESTMENT PLAN. As a convenience to investors, shares of most Funds advised by the Advisor may be purchased through the Automatic Investment Plan. Electronic fund transfers for a fixed amount of at least $50 are used to purchase a Fund's shares at the public offering price next determined after CFD receives the proceeds. If your Automatic Investment Plan purchase is by electronic funds transfer, you may request the Automatic Investment Plan purchase for any day. Further information and application forms are available from FSFs or from CFD.

AUTOMATED DOLLAR COST AVERAGING (Classes A, B, C, T, G and Z). The Automated Dollar Cost Averaging program allows you to exchange $100 or more on a monthly basis from any fund distributed by CFD in which you have a current balance of at least $5,000 into the same class of shares of up to four other Funds. Complete the Automated Dollar Cost Averaging section of the Application. There is no charge for exchanges made pursuant to the Automated Dollar Cost Averaging program. Exchanges will continue so long as your fund balance is sufficient to complete the transfers. Your normal rights and privileges as a shareholder remain in full force and effect. Thus you can buy any Fund, exchange between the same Class of shares of Funds by written instruction or by telephone exchange if you have so elected and withdraw amounts from any Fund, subject to the imposition of any applicable CDSC.

Any additional payments or exchanges into your Fund will extend the time of the Automated Dollar Cost Averaging program.

An exchange is generally a capital sale transaction for federal income tax purposes.

You may terminate your program, change the amount of the exchange (subject to the $100 minimum), or change your selection of funds, by telephone or in writing; if in writing by mailing your instructions to Columbia Funds Services, Inc. (formerly named Liberty Funds Services, Inc.) (CFS) P.O. Box 8081, Boston, MA 02266-8081.

You should consult your FSF or financial advisor to determine whether or not the Automated Dollar Cost Averaging program is appropriate for you.

CFD offers several plans by which an investor may obtain reduced initial or contingent deferred sales charges. These plans may be altered or discontinued at any time. See "Programs For Reducing or Eliminating Sales Charges" below for more information.

         CLASS T SHAREHOLDER SERVICES PLAN. The Trustees have approved a Shareholder Services Plan (the "Services Plan") pursuant to which the trusts plan to enter into servicing agreements with institutions (including Fleet Bank and its affiliates). Pursuant to these servicing agreements, institutions render certain administrative and support services to customers who are the beneficial owners of Class T shares of each Fund other than the Columbia Newport Tiger Fund. Such services are provided to the institution's customers who are the beneficial owners of Class T shares and are intended to supplement the services provided by the Fund's administrator and transfer agent to the shareholders of record of the Class T shares. The Services Plan provides that each Fund will pay fees for such services at an annual rate of up to 0.50% of the average daily net asset value of Class T shares owned beneficially by the institution's customers. Institutions may receive up to one-half of this fee for providing one or more of the following services to such customers: (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with CFD; (ii) processing dividend payments from a Fund; (iii) providing sub-accounting with respect to Class T shares or the information necessary for sub-accounting; and (iv) providing periodic mailings to customers. Institutions may also receive up to one-half of this fee for providing one or more of these additional services to such customers: (i) providing customers with information as to their positions in Class T shares; (ii) responding to customer inquiries; and (iii) providing a service to invest the assets of customers in Class T shares.

         The payments under the servicing agreements entered into as of the date of this SAI are limited to an aggregate fee of not more than 0.30% (on an annualized basis) of the average daily net asset value of the Class T shares of equity funds beneficially owned by customers of institutions and 0.15% (on an annualized basis) of the average daily net asset value of the Class T shares of bond funds beneficially owned by customers of institutions. The Funds understand that institutions may charge fees to their customers who are the beneficial owners of Class T shares in connection with their accounts with such institutions. Any such fees would be in addition to any amounts which may be received by an institution under the Services Plan. Under the terms of each servicing agreement, institutions are required to provide to their customers a schedule of any fees that they may charge in connection with customer investments in Class T shares.



         Each servicing agreement with an institution ("Service Organization") relating to the Services Plan requires that, with respect to those Funds which declare dividends on a daily basis, the Service Organization agrees to waive a portion of the servicing fee payable to it under the Services Plan to the extent necessary to ensure that the fees required to be accrued with respect to the Class T shares of such Funds on any day do not exceed the income to be accrued to such Class T shares on that day.



         During the last three fiscal years, the following payments were made to Service Organizations (net of expense reimbursements) with respect to Class T shares as shown in the table below:

                                                              SEPTEMBER 30,      OCTOBER 31,       OCTOBER 31,
                   FUND(1)(4)                                     2003             2002(3)           2001(2)
                   ----------                                     ----             -------           -------
                Columbia Asset Allocation Fund                  $506,628          $722,543           $914,162
                Columbia Large Cap Growth Fund                  $621,536          $872,400         $1,213,883
                Columbia Disciplined Value Fund                 $328,843          $480,502           $585,821
                Columbia Large Cap Core Fund                    $484,124          $666,709           $634,076
                Columbia International Equity Fund              $107,527          $151,816                N/A
                Columbia Small Cap Fund                         $318,591          $316,465           $258,937
                Columbia Small Company Equity Fund              $156,029          $201,135           $258,937
                Columbia Dividend Income Fund                         $0           $24,133            $20,192

--------
(1) Information shown for each Fund for periods prior to its reorganization is that of Retail A Shares of its predecessor fund. Class T shares are a newer class of shares created as part of the reorganization of certain Galaxy Funds.

(2) Expense reimbursements for the fiscal year ended October 31, 2001 were $26,074, $29,123, $5,541, $8,298 and $47,211, respectively, for the Asset
       Allocation Fund, Large Cap Fund, Dividend Fund, Value Fund and Growth
       Fund.

(3) Expense reimbursements for the fiscal year ended October 31, 2002 were $19,673, $90,360, $70,449, $21,761 and $3,789, respectively for the Asset
       Allocation Fund, Growth Fund, International Fund, Small Company Fund and Dividend Fund.

(4) The Funds changed their fiscal year end from October 31 to September 30 in 2003.


         The Class T servicing agreements are governed by the Services Plan approved by the Board of Trustees in connection with the offering of Class T shares of each Fund. Pursuant to the Services Plan, the Board of Trustees reviews, at least quarterly, a written report of the amounts paid under the servicing agreements and the purposes for which the expenditures were made. In addition, the arrangements with Service Organizations must be approved annually by a majority of the Trustees, including a majority of the trustees who are not "interested persons" of the Funds as defined in the 1940 Act and who have no direct or indirect financial interest in such arrangements (the "Disinterested Trustees").


The Board of Trustees has approved the service agreements with Service Organizations based on information provided by the Funds' service contractors that there is a reasonable likelihood that the arrangements will benefit the Funds and their shareholders by affording the Funds greater flexibility in connection with the efficient servicing of the accounts of the beneficial owners of Class T shares of the Funds. Any material amendment to the Funds' arrangements with Service Organizations must be approved by a majority of the Board of Trustees (including a majority of the Disinterested Trustees). So long as the service agreements with Service Organizations are in effect, the selection and nomination of the members of Columbia's Board of Trustees who are not "interested persons" (as defined in the 1940 Act) of the Funds will be committed to the discretion of such Disinterested Trustees.

TAX-SHELTERED RETIREMENT PLANS (Retirement Plans). CFD offers prototype tax-qualified plans, including Pension and Profit-Sharing Plans for individuals, corporations, employees and the self-employed. The minimum initial Retirement Plan investment is $25. Columbia Trust Company (CTC) is the Custodian/Trustee and Plan Sponsor of the Columbia Management prototype plans offered through CFD. In general, a $20 annual fee is charged. Detailed information concerning these Retirement Plans and copies of the Retirement Plans are available from CFD.

Participants in Retirement Plans not sponsored by CTC, not including Individual Retirement Accounts (IRAs), may be subject to an annual fee of $20 unless the Retirement Plan maintains an omnibus account with CFS. Participants in CTC sponsored prototype plans (other than IRAs) who liquidate the total value of their account may also be charged a $20 close-out processing fee payable to CFS. The fee is in addition to any applicable CDSC. The fee will not apply if the participant uses the proceeds to open a Columbia Management IRA Rollover account in any Fund distributed by CFD, or if the Retirement Plan maintains an omnibus account.

Consultation with a competent financial advisor regarding these Retirement Plans and consideration of the suitability of Fund shares as an investment under the Employee Retirement Income Security Act of 1974 or otherwise is recommended.

TELEPHONE ADDRESS CHANGE SERVICES. By calling CFS, shareholders or their FSF of record may change an address on a recorded telephone line. Confirmations of address change will be sent to both the old and the new addresses. Telephone redemption privileges are suspended for 30 days after an address change is effected. Please have your account and taxpayer identification numbers available when calling.

CASH CONNECTION. Dividends and any other distributions, including Systematic Withdrawal Plan (SWP) payments, may be automatically deposited to a shareholder's bank account via electronic funds transfer. Shareholders wishing to avail themselves of this electronic transfer procedure should complete the appropriate sections of the Application.

AUTOMATIC DIVIDEND DIVERSIFICATION. The automatic dividend diversification reinvestment program (ADD) generally allows shareholders to have all distributions from a Fund automatically invested in the same class of shares of another Fund. An ADD account must be in the same name as the shareholder's existing open account with the particular Fund. Call CFS for more information at 1-800-345-6611.

PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES
RIGHTS OF ACCUMULATION (Class A, Class B and Class T shares only) (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares). Reduced sales charges on Class A, B and T shares can be effected by combining a current purchase of Class A, Class B or Class T shares with prior purchases of Class A, B, C, T and Z shares of the funds distributed by CFD. The applicable sales charge is based on the combined total of:

1.     the current purchase; and

2. the value at the public offering price at the close of business on the previous day of all funds' Class A, B, C, T and Z shares held by the shareholder (except shares of any money market fund, unless such shares were acquired by exchange from Class A, B C, T or Z shares of another fund distributed by CFD other than a money market fund).

CFD must be promptly notified of each purchase which entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by CFS. A Fund may terminate or amend this Right of Accumulation.

STATEMENT OF INTENT (Class A and Class T shares only). Any person may qualify for reduced sales charges on purchases of Class A and T shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all Class A, B, C, T and Z shares held by the shareholder on the date of the Statement in Funds (except shares of any money market fund, unless such shares were acquired by exchange from Class A shares of another non-money market fund). The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.

During the term of a Statement, CFS will hold shares in escrow to secure payment of the higher sales charge applicable to Class A or T shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or a Fund to sell the amount of the Statement.

If a shareholder exceeds the amount of the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the FSF shall return to CFD the excess commission previously paid during the thirteen-month period.

If the amount of the Statement is not purchased, the shareholder shall remit to CFD an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such difference in sales charge, CFS will redeem that number of escrowed Class A shares to equal such difference. The additional amount of FSF discount from the applicable offering price shall be remitted to the shareholder's FSF of record.

Additional information about and the terms of Statements of Intent are available from your FSF, or from CFS at 1-800-345-6611.

REINSTATEMENT PRIVILEGE. An investor who has redeemed Class A, B, C or T shares (other than shares of the Columbia Newport Asia Pacific Fund (formerly named Liberty Newport Asia Pacific Fund), Columbia Newport Europe Fund (formerly named Liberty Newport Europe Fund), Columbia Newport Greater China Fund (formerly named Liberty Newport Greater China Fund), Columbia Global Equity Fund (formerly named Liberty Newport Global Equity Fund), Columbia Newport Japan Opportunities Fund (formerly named Liberty Newport Japan Opportunities Fund), Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund), Columbia International Equity Fund (formerly named Liberty International Equity Fund), Columbia European Thematic Equity Fund (formerly named Liberty European Thematic Equity
Fund) and Columbia Global Thematic Equity Fund (formerly named Liberty Global Thematic Equity Fund) that were redeemed within 30 days of their acquisition by exchange from another fund) may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of any Fund at the NAV next determined after CFS receives a written reinstatement request and payment. Investors who desire to exercise this privilege should contact their FSF or CFS. Shareholders may exercise this privilege an unlimited amount of times. Exercise of this privilege does not alter the federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.

PRIVILEGES OF COLUMBIA EMPLOYEES OR FINANCIAL SERVICE FIRMS (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. IN ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR TO CERTAIN FUNDS). Class A shares of certain Funds may be sold at NAV to the following individuals whether currently employed or retired: Trustees of funds advised or administered by the Advisor; directors, officers and employees of the Advisor, CFD and companies affiliated with the Advisor; registered representatives and employees of FSFs (including their affiliates) that are parties to dealer agreements or other sales arrangements with CFD; and such persons' families and their beneficial accounts.

PRIVILEGES OF COLUMBIA ACORN FUNDS (FORMERLY NAMED LIBERTY ACORN FUNDS) SHAREHOLDERS. Any shareholder who owned shares of any fund of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000 (when all of the then outstanding shares of Columbia Acorn Trust were re-designated Class Z shares) and who since that time has remained a shareholder of any fund distributed by CFD, may purchase Class A shares of any fund distributed by CFD at NAV in those cases where a Columbia Fund Class Z share is not available. Qualifying shareholders will not be subject to any Class A initial sales charge or CDSC; however, they will be subject to the annual Rule 12b-1 service fee.

EXCHANGES FOR CLIENTS OF AFFILIATES OF INVESTMENT ADVISOR. Clients of affiliates of CFD who have previously purchased shares of other investment companies and have been charged a front-end load or other sales charge on such purchases may exchange those shares for Class A shares of any funds distributed by CFD, without incurring an additional front-end load or sales charge for those exchanged shares. Certain funds may charge an annual Rule 12b-1 distribution and service fee.

SPONSORED ARRANGEMENTS. Class A and Class T shares (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares and shareholders who received (and who have continuously held) Class T shares in connection with the merger of certain Galaxy Funds into various Columbia Funds (formerly named Liberty Funds)) of certain funds may be purchased at a reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Funds reserve the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

Class A and Class T shares (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares) of certain funds may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with CFD pursuant to which the Funds are included as investment options in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.

WAIVER OF INITIAL SALES CHARGES (CLASS A AND CLASS T SHARES)
         Class A share initial sales charges (but not contingent deferred sales charges) are waived for the following categories of investors:

         -   Galaxy Fund shareholders prior to December 1, 1995; and

         - Shareholders who (i) purchased Galaxy Fund Prime A Shares at net asset value and received Class A shares in exchange for those shares during the Galaxy/Liberty Fund reorganization; and (ii) continue to maintain the account in which the Prime A shares were originally purchased.

         Class T share sales charges are waived for the following categories of investors:

         -   Galaxy Fund shareholders prior to December 1, 1995;

         - Shareholders who (i) purchased Galaxy Fund Retail A Shares at net asset value and received Class T shares in exchange for those shares during the Galaxy/Liberty Fund reorganization; and (ii) continue to maintain the account in which the Retail A shares were originally purchased; and

         - Boston 1784 Fund shareholders on the date the Funds were reorganized into Galaxy Funds.


WAIVER OF CONTINGENT DEFERRED SALES CHARGES (CDSCS) (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. IN ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR TO CERTAIN FUNDS) (Classes A, B, C and T) CDSCs may be waived on redemptions in the following situations with the proper documentation:

1. Death. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

2. Systematic Withdrawal Plan (SWP). CDSCs may be waived on redemptions occurring pursuant to a monthly, quarterly or semi-annual SWP established with CFS, to the extent the redemptions do not exceed, on an annual basis, 12% of the account's value, so long as at the time of the first SWP redemption the account had had distributions reinvested for a period at least equal to the period of the SWP (e.g., if it is a quarterly SWP, distributions must have been reinvested at least for the three-month period prior to the first SWP redemption). Otherwise, CDSCs will be charged on SWP redemptions until this requirement is met; this requirement does not apply if the SWP is set up at the time the account is established, and distributions are being reinvested. See below under "Investor Services - Systematic Withdrawal Plan."

3. Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver, (i) the disability must arise AFTER the purchase of shares
         (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability, and (iii) a letter from a physician signed under penalty of perjury stating the nature of the disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

4. Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase AND (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.



5. Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the FSF agrees to return the applicable portion of any commission paid by the Advisor.

6. Qualified Retirement Plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document). CDSCs also will be waived on SWP redemptions made to make required minimum distributions from qualified retirement plans that have invested in Funds distributed by CFD for at least two years.

The CDSC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.

         CLASS G SHARES. CDSCs are not assessed on Class G shares in the following circumstances: (a) redemptions in connection with required (or, in some cases, discretionary) distributions to participants or beneficiaries of an employee pension, profit sharing or other trust or qualified retirement or Keogh plan, individual retirement account or custodial account maintained pursuant to
Section 403(b)(7) of the Code; (b) redemptions in connection with required (or, in some cases, discretionary) distributions to participants in qualified retirement or Keogh plans, individual retirement accounts or custodial accounts maintained pursuant to Section 403(b)(7) of the Code due to death, disability or the attainment of a specified age; (c) redemptions effected pursuant to a Fund's right to liquidate a shareholder's account if the aggregate net asset value of Class G shares held in the account is less than the minimum account size; (d) redemptions in connection with the combination of a Fund with any other investment company registered under the 1940 Act by merger, acquisition of assets, or by any other transaction; (e) redemptions resulting from a tax-free return of an excess contribution pursuant to Section 408(d)(4) or (5) of the Code; or (f) any redemption of Class G shares held by investors, provided the investor was the beneficial owner of shares of a Fund (or any of the other portfolios offered by Columbia or otherwise advised by Fleet or its affiliates) before December 1, 1995.


HOW TO SELL SHARES
Shares may also be sold on any day the Exchange is open, either directly to the Fund or through the shareholder's FSF. Sale proceeds generally are sent within seven days (usually on the next business day after your request is received in good form). However, for shares recently purchased by check, the Fund may delay selling your shares for up to 15 days in order to protect the Fund against financial losses and dilution in net asset value caused by dishonored purchase payment checks.

To sell shares directly to the Fund, send a signed letter of instruction or stock power form to CFS, along with any certificates for shares to be sold. The sale price is the net asset value (less any applicable contingent deferred sales charge) next calculated after the Fund receives the request in proper form. Signatures must be guaranteed by a bank, a member firm of a national stock exchange or another eligible guarantor that participates in the Medallion Signature Guarantee Program. Stock power forms are available from FSFs, CFS and many banks. Additional documentation is required for sales by corporations, agents, fiduciaries, surviving joint owners, individual retirement account holders and other legal entities. Call CFS for more information 1-800-345-6611.

FSFs must receive requests before the time at which the Fund's shares are valued to receive that day's price, are responsible for furnishing all necessary documentation to CFS and may charge for this service.

SYSTEMATIC WITHDRAWAL PLAN (SWP). If a shareholder's account balance is at least $5,000, the shareholder may establish a SWP. A specified dollar amount or percentage of the then current net asset value of the shareholder's investment in any Fund designated by the shareholder will be paid monthly, quarterly or semi-annually to a designated payee. The amount or percentage the shareholder specifies generally may not, on an annualized basis, exceed 12% of the value, as of the time the shareholder makes the election, of the shareholder's investment. Withdrawals from Class B and Class C shares of the Fund under a SWP will be treated as redemptions of shares purchased through the reinvestment of Fund distributions, or, to the extent such shares in the shareholder's account are insufficient to cover Plan payments, as redemptions from the earliest purchased shares of such Fund in the shareholder's account. No CDSCs apply to a redemption pursuant to a SWP of 12% or less, even if, after giving effect to the redemption, the shareholder's account balance is less than the shareholder's base amount. Qualified plan participants who are required by Internal Revenue Service regulation to withdraw more than 12%, on an annual basis, of the value of their Class B and Class C share account may do so but will be subject to a CDSC ranging from 1% to 5% of the amount withdrawn in excess of 12% annually. If a shareholder wishes to participate in a SWP, the shareholder must elect to have all of the shareholder's income dividends and other Fund distributions payable in shares of the Fund rather than in cash.

A shareholder or a shareholder's FSF of record may establish a SWP account by telephone on a recorded line. However, SWP checks will be payable only to the shareholder and sent to the address of record. SWPs from retirement accounts cannot be established by telephone.

A shareholder may not establish a SWP if the shareholder holds shares in certificate form. Purchasing additional shares (other than through dividend and distribution reinvestment) while receiving SWP payments is ordinarily disadvantageous because of duplicative sales charges. For this reason, a shareholder may not maintain a plan for the accumulation of shares of the Fund (other than through the reinvestment of dividends) and a SWP at the same time.

SWP payments are made through share redemptions, which may result in a gain or loss for tax purposes, may involve the use of principal and may eventually use up all of the shares in a shareholder's account.

A Fund may terminate a shareholder's SWP if the shareholder's account balance falls below $5,000 due to any transfer or liquidation of shares other than pursuant to the SWP. SWP payments will be terminated on receiving satisfactory evidence of the death or incapacity of a shareholder. Until this evidence is received, CFS will not be liable for any payment made in accordance with the provisions of a SWP.

The cost of administering SWPs for the benefit of shareholders who participate in them is borne by the Fund as an expense of all shareholders.

Shareholders whose positions are held in "street name" by certain FSFs may not be able to participate in a SWP. If a shareholder's Fund shares are held in "street name," the shareholder should consult his or her FSF to determine whether he or she may participate in a SWP.

TELEPHONE REDEMPTIONS. All Fund shareholders and/or their FSFs are automatically eligible to redeem up to $100,000 of the Fund's shares by calling 1-800-422-3737 toll-free any business day between 9:00 a.m. and the close of trading of the Exchange (normally 4:00 p.m. Eastern time). Transactions received after 4:00 p.m. Eastern time will receive the next business day's closing price. Telephone redemptions are limited to a total of $100,000 in a 30-day period. Redemptions that exceed $100,000 may be accomplished by placing a wire order trade through a broker or furnishing a signature guarantee request. Signatures must be guaranteed by either a bank, a member firm of a national stock exchange or another eligible guarantor that participates in the Medallion Signature Guarantee Program. CFS will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Telephone redemptions are not available on accounts with an address change in the preceding 30 days and proceeds and confirmations will only be mailed or sent to the address of record unless the redemption proceeds are being sent to a pre-designated bank account. Shareholders and/or their FSFs will be required to provide their name, address account and taxpayer identification numbers. FSFs will also be required to provide their broker number. All telephone transactions are recorded. A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. Certain restrictions apply to retirement plan accounts.

CHECKWRITING (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR OF CERTAIN FUNDS) (Available only on the Class A shares of certain Funds) Shares may be redeemed by check if a shareholder has previously completed an Application and Signature Card. CFS will provide checks to be drawn on Mellon Trust of New England, N.A. (the "Bank"). These checks may be made payable to the order of any person in the amount of not less than $500 ($250 for money market funds) nor more than $100,000. The shareholder will continue to earn dividends on shares until a check is presented to the Bank for payment. At such time a sufficient number of full and fractional shares will be redeemed at the next determined net asset value to cover the amount of the check. Certificate shares may not be redeemed in this manner.

Shareholders utilizing checkwriting drafts will be subject to the Bank's rules governing checking accounts. There is currently no charge to the shareholder for the use of checks., However, you may incur customary fees for services such as a stop payment request or a request for copies of a check. The shareholder should make sure that there are sufficient shares in his or her open account to cover the amount of any check drawn since the net asset value of shares will fluctuate. If insufficient shares are in the shareholder's open account, the check will be returned marked "insufficient funds" and no shares will be redeemed; the shareholder will be charged a $15 service fee for each check returned. It is not possible to determine in advance the total value of an open account because prior redemptions and possible changes in net asset value may cause the value of an open account to change. Accordingly, a check redemption should not be used to close an open account. In addition, a check redemption, like any other redemption, may give rise to taxable capital gains.

NON-CASH REDEMPTIONS. For redemptions of any single shareholder within any 90-day period exceeding the lesser of $250,000 or 1% of a Fund's net asset value, a Fund may make the payment or a portion of the payment with portfolio securities held by that Fund instead of cash, in which case the redeeming shareholder may incur brokerage and other costs in selling the securities received.

INFORMATION APPLICABLE TO CLASS G AND CLASS T SHARES

     The primary difference between Class G and Class T shares lies in their sales charge structures and shareholder servicing/distribution expenses. Investments in Class T shares of the Funds are subject to a front-end sales charge. Investments in Class G shares of the Funds are subject to a back-end sales charge. This back-end sales charge declines over time and is known as a "contingent deferred sales charge." An investor should understand that the purpose and function of the sales charge structures and shareholder servicing/distribution arrangements for both Class G and Class T shares are the same. Class T shares of a bond fund and an equity fund are currently subject to ongoing shareholder servicing fees at an annual rate of up to 0.15% and 0.30%, respectively, of the Fund's average daily net assets attributable to its Class T shares. Class G shares of a bond fund and an equity fund are currently subject to ongoing shareholder servicing and distribution fees at an annual rate of up to 0.80% and 0.95%, respectively, of the Fund's average daily net assets attributable to its Class G shares. These ongoing fees, which are higher than those charged on Class T shares, will cause Class G shares to have a higher expense ratio and pay lower dividends than Class T shares.

     Class G and Class T shares may only be purchased by current shareholders of Class G and Class T, respectively.

INFORMATION APPLICABLE TO CLASS T SHARES RECEIVED BY FORMER GALAXY FUND RETAIL A SHAREHOLDERS IN CONNECTION WITH THE GALAXY/LIBERTY REORGANIZATION. Unless otherwise noted, Class T shares received by former Galaxy Fund Retail A shareholders in connection with the reorganizations are subject to a 1% CDSC if the Retail A Shares were purchased without an initial sales charge in accounts aggregating $1 million or more at the time of purchase and the Class A shares are sold within 12 months of the time of purchase of the Retail A Shares. The 12-month holding period begins on the first day of the month in which each purchase was made.


         CLASS T SHARES. The public offering price for Class T shares of the Funds is the sum of the net asset value of the Class T shares purchased plus any applicable front-end sales charge as described in the applicable Prospectus. A deferred sales charge of up to 1.00% is assessed on certain redemptions of Class T shares that are purchased with no initial sales charge as part of an investment of $1,000,000 to $25,000,000. A portion of the front-end sales charge may be reallowed to broker-dealers as follows:


                                                                                               REALLOWANCE TO
                                                           REALLOWANCE TO DEALERS             DEALERS AS A % OF
                                                          AS A % OF OFFERING PRICE             OFFERING PRICE
                   AMOUNT OF TRANSACTION                   PER SHARE - BOND FUNDS         PER SHARE - EQUITY FUNDS
                   ---------------------                  ----------------------          ------------------------
            Less than $50,000                                      4.25                             5.00
            $50,000 but less than $100,000                         3.75                             3.75
            $100,000 but less than $250,000                        2.75                             2.75
            $250,000 but less than $500,000                        2.00                             2.00
            $500,000 but less than $1,000,000                      1.75                             1.75
            $1,000,000 and over                                    0.00                             0.00


         The appropriate reallowance to dealers will be paid by CFD to broker-dealer organizations which have entered into agreements with CFD. The reallowance to dealers may be changed from time to time.



         Certain affiliates of the Advisor may, at their own expense, provide additional compensation to broker-dealer affiliates of Columbia and to unaffiliated broker-dealers whose customers purchase significant amounts of Class T shares of the Funds. Such compensation will not represent an additional expense to the Funds or their shareholders, since it will be paid from the assets of Fleet's affiliates.


INFORMATION APPLICABLE TO CERTAIN CLASS G SHARES RECEIVED BY FORMER GALAXY FUND RETAIL B SHAREHOLDERS IN CONNECTION WITH THE GALAXY/LIBERTY REORGANIZATION. The following table describes the CDSC schedule applicable to Class G shares received by former Galaxy Fund Retail B shareholders in exchange for Retail B Shares purchased prior to January 1, 2001:



                                                               % DEDUCTED WHEN
                HOLDING PERIOD AFTER PURCHASE                  SHARES ARE SOLD
                -----------------------------                  ---------------
                Through first year                                   5.00
                Through second year                                  4.00
                Through third year                                   3.00
                Through fourth year                                  3.00
                Through fifth year                                   2.00
                Through sixth year                                   1.00
                Longer than six years                                None




         Class G shares received in exchange for Galaxy Fund Retail B Shares that were purchased prior to January 1, 2001 will automatically convert to Class T shares six years after purchase. For purposes of calculating the CDSC, all purchases are considered to be made on the first day of the month in which each purchase was made.

         The following table describes the CDSC schedule applicable to Class G shareholders whose Galaxy Asset Allocation Fund and/or International Equity Fund Retail B Shares were acquired in connection with the reorganization of the Pillar Funds:



                                                            % DEDUCTED WHEN
                HOLDING PERIOD AFTER PURCHASE               SHARES ARE SOLD
                -----------------------------               ---------------
                Through first year                                   5.50
                Through second year                                  5.00
                Through third year                                   4.00
                Through fourth year                                  3.00
                Through fifth year                                   2.00
                Through sixth year                                   1.00
                Through the seventh year                             None
                Longer than seven years                              None


         If you acquired Retail B Shares in connection with the reorganization of the Pillar Funds, your Class G shares will automatically convert to Class T shares eight years after you purchased the Pillar Fund Class B shares you held prior to the reorganization. For purposes of calculating the CDSC, all purchases are considered to be made on the first day of the month in which each purchase was made.



         CLASS G SHARES PURCHASED AFTER THE GALAXY/LIBERTY REORGANIZATION. The public offering price for Class G shares of the Funds is the net asset value of the Class G shares purchased. Although investors pay no front-end sales charge on purchases of Class G shares, such shares are subject to a contingent deferred sales charge at the rates set forth in the applicable Prospectus if they are redeemed within seven years of purchase. Securities dealers, brokers, financial institutions and other industry professionals will receive commissions from CFD in connection with sales of Class G shares. These commissions may be different than the reallowances or placement fees paid to dealers in connection with sales of Class T shares. Certain affiliates of Columbia may, at their own expense, provide additional compensation to broker-dealer affiliates of Columbia and to unaffiliated broker-dealers, whose customers purchase significant amounts of Class G shares of a Fund. See "Class T Shares." The contingent deferred sales charge on Class G shares is based on the lesser of the net asset value of the shares on the redemption date or the original cost of the shares being redeemed. As a result, no sales charge is imposed on any increase in the principal value of an investor's Class G shares. In addition, a contingent deferred sales charge will not be assessed on Class G shares purchased through reinvestment of dividends or capital gains distributions.



         The proceeds from the contingent deferred sales charge that an investor may pay upon redemption go to CFD, which may use such amounts to defray the expenses associated with the distribution-related services involved in selling Class G shares.

         Class G shares of a Fund will convert automatically to Class T shares eight years after purchase. The purpose of the conversion is to relieve a holder of Class G shares of the higher ongoing expenses charged to those shares, after enough time has passed to allow CFD to recover approximately the amount it would have received if the applicable front-end sales charge had been charged. The conversion from Class G shares to Class T shares takes place at net asset value, as a result of which an investor receives dollar-for-dollar the same value of Class T shares as he or she had of Class G shares. The conversion occurs eight years after the beginning of the calendar month in which the shares are purchased. Upon conversion, the converted shares will be relieved of the distribution and shareholder servicing fees borne by Class G shares, although they will be subject to the shareholder servicing fees borne by Class T shares.



Class G shares acquired through a reinvestment of dividends or distributions are also converted at the earlier of two dates - (i) eight years after the beginning of the calendar month in which the reinvestment occurred or (ii) the date of conversion of the most recently purchased Class G shares that were not acquired through reinvestment of dividends or distributions. For example, if an investor makes a one-time purchase of Class G shares of a Fund, and subsequently acquires additional Class G shares of the Fund only through reinvestment of dividends and/or distributions, all of such investor's Class G shares in the Fund, including those acquired through reinvestment, will convert to Class T shares of the Fund on the same date.

DISTRIBUTIONS
Distributions are invested in additional shares of the same Class of the Fund at net asset value unless the shareholder elects to receive cash. Regardless of the shareholder's election, distributions of $10 or less will not be paid in cash, but will be invested in additional shares of the same class of the Fund at net asset value. Undelivered distribution checks returned by the post office will be reinvested in your account. If a shareholder has elected to receive dividends and/or capital gain distributions in cash and the postal or other delivery service selected by the Transfer Agent is unable to deliver checks to the shareholder's address of record, such shareholder's distribution option will automatically be converted to having all dividend and other distributions reinvested in additional shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks. Shareholders may reinvest all or a portion of a recent cash distribution without a sales charge. A shareholder request must be received within 30 calendar days of the distribution. A shareholder may exercise this privilege only once. No charge is currently made for reinvestment.

Shares of some Funds that pay daily dividends (include Funds) will normally earn dividends starting with the date the Fund receives payment for the shares and will continue through the day before the shares are redeemed, transferred or exchanged. Shares of some Funds that pay daily dividends (exclude Funds) Columbia will be earned starting with the day after that Fund receives payments for the shares. To determine whether a particular Fund is an include or exclude fund, customers can call 1-800-345-6611.

HOW TO EXCHANGE SHARES
Shares of the Fund may be exchanged for the same class of shares of the other continuously offered funds (with certain exceptions) on the basis of the NAVs per share at the time of exchange. Class T and Z shares may be exchanged for Class A shares of certain other funds. The prospectus of each Fund describes its investment goal and policies, and shareholders should obtain a prospectus and consider these goals and policies carefully before requesting an exchange. Shares of certain Funds are not available to residents of all states. Consult CFS before requesting an exchange.

By calling CFS, shareholders or their FSF of record may exchange among accounts with identical registrations, provided that the shares are held on deposit. During periods of unusual market changes or shareholder activity, shareholders may experience delays in contacting CFS by telephone to exercise the telephone exchange privilege. Because an exchange involves a redemption and reinvestment in another fund, completion of an exchange may be delayed under unusual circumstances, such as if the Fund suspends repurchases or postpones payment for the Fund shares being exchanged in accordance with federal securities law. CFS will also make exchanges upon receipt of a written exchange request and share certificates, if any. If the shareholder is a corporation, partnership, agent, or surviving joint owner, CFS will require customary additional documentation. Prospectuses of the other Funds are available from the CFD Literature Department by calling 1-800-426-3750.

A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. No shareholder is obligated to use the telephone to execute transactions.

Consult your FSF or CFS. In all cases, the shares to be exchanged must be registered on the records of the Fund in the name of the shareholder desiring to exchange.

Shareholders of the other open-end funds generally may exchange their shares at NAV for the same class of shares of the Fund.

An exchange is generally a capital sale transaction for federal income tax purposes. The exchange privilege may be revised, suspended or terminated at any time.

SUSPENSION OF REDEMPTIONS
A Fund may not suspend shareholders' right of redemption or postpone payment for more than seven days unless the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the SEC during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period permitted by order of the SEC for the protection of investors.

SHAREHOLDER LIABILITY
Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration disclaims shareholder liability for acts or obligations of the Fund and the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or the Trust's Trustees. The Declaration provides for indemnification out of Fund property for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which the Fund would be unable to meet its obligations and the disclaimer was inoperative.

The risk of a particular fund incurring financial loss on account of another fund of the Trust is also believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the other fund was unable to meet its obligations.

SHAREHOLDER MEETINGS
As described under the caption "Organization and History", the Fund will not hold annual shareholders' meetings. The Trustees may fill any vacancies in the Board of Trustees except that the Trustees may not fill a vacancy if, immediately after filling such vacancy, less than two-thirds of the Trustees then in office would have been elected to such office by the shareholders. In addition, at such times as less than a majority of the Trustees then in office have been elected to such office by the shareholders, the Trustees must call a meeting of shareholders. Trustees may be removed from office by a written consent signed by a majority of the outstanding shares of the Trust or by a vote of the holders of a majority of the outstanding shares at a meeting duly called for the purpose, which meeting shall be held upon written request of the holders of not less than 10% of the outstanding shares of the Trust. Upon written request by the holders of 1% of the outstanding shares of the Trust stating that such shareholders of the Trust, for the purpose of obtaining the signatures necessary to demand a shareholders' meeting to consider removal of a Trustee, request information regarding the Trust's shareholders, the Trust will provide appropriate materials (at the expense of the requesting shareholders). Except as otherwise disclosed in the Prospectus and this SAI, the Trustees shall continue to hold office and may appoint their successors.

At any shareholders' meetings that may be held, shareholders of all series would vote together, irrespective of series, on the election of Trustees, but each series would vote separately from the others on other matters, such as changes in the investment policies of that series or the approval of the management agreement for that series.

                                   APPENDIX I
                           DESCRIPTION OF BOND RATINGS
                             STANDARD & POOR'S (S&P)

The following descriptions are applicable to municipal bond funds:

AAA bonds have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA bonds have a very strong capacity to pay interest and repay principal, and they differ from AAA only in small degree.

A bonds have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB bonds are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than for bonds in the A category.

BB, B, CCC, CC and C bonds are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or large exposures to adverse conditions.

BB bonds have less near-term vulnerability to default than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

B bonds have a greater vulnerability to default but currently have the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB-rating.

CCC bonds have a currently identifiable vulnerability to default, and are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, the bonds are not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC rating typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C rating typically is applied to debt subordinated to senior debt which assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI rating is reserved for income bonds on which no interest is being paid.

D bonds are in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus(+) or minus(-) ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


PROVISIONAL RATINGS. The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, although addressing credit quality subsequent to completion of the project, makes no comments on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

MUNICIPAL NOTES:

SP-1. Notes rated SP-1 have very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are designated as SP-1+.

SP-2. Notes rated SP-2 have satisfactory capacity to pay principal and interest.

Notes due in three years or less normally receive a note rating. Notes maturing beyond three years normally receive a bond rating, although the following criteria are used in making that assessment:

         Amortization schedule (the larger the final maturity relative to other maturities, the more likely the issue will be rated as a note).

         Source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be rated as a note).

DEMAND FEATURE OF VARIABLE RATE DEMAND SECURITIES:
S&P assigns dual ratings to all long-term debt issues that have as part of their provisions a demand feature. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity, and the commercial paper rating symbols are usually used to denote the put (demand) option (for example, AAA/A-1+). Normally, demand notes receive note rating symbols combined with commercial paper symbols (for example, SP-1+/A-1+).

COMMERCIAL PAPER:
A. Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree to safety.

A-1. This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are designed A-1+.

CORPORATE BONDS:
The description of the applicable rating symbols and their meanings is substantially the same as the Municipal Bond ratings set forth above.


The following descriptions are applicable to equity and taxable bond funds:

AAA bonds have the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA bonds differ from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB bonds exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC and CC bonds are regarded, as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB bonds are less vulnerable to non-payment than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B bonds are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC bonds are currently vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC bonds are currently highly vulnerable to nonpayment.

C ratings may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on the obligation are being continued.

D bonds are in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus(-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

R This symbol is attached to the rating of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk, such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

                    MOODY'S INVESTORS SERVICE, INC. (MOODY'S)

AAA bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While various protective elements are likely to change, such changes as can be visualized are most unlikely to impair a fundamentally strong position of such issues.

AA bonds are judged to be of high quality by all standards. Together with Aaa bonds they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

Those bonds in the Aa through B groups that Moody's believes possess the strongest investment attributes are designated by the symbol Aa1, A1 and Baa1.

A bonds possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

BAA bonds are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact, have speculative characteristics as well.

BA bonds are judged to have speculative elements: their future cannot be considered as well secured. Often, the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B bonds generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

CAA bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

CA bonds represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C bonds are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

CONDITIONAL RATINGS. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting conditions attach. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

MUNICIPAL NOTES:

MIG 1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3. This designation denotes favorable quality. All security elements are accounted for, but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

DEMAND FEATURE OF VARIABLE RATE DEMAND SECURITIES:
Moody's may assign a separate rating to the demand feature of a variable rate demand security. Such a rating may include:

VMIG 1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

VMIG 2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

VMIG 3. This designation denotes favorable quality. All security elements are accounted for, but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

COMMERCIAL PAPER:
Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

              Prime-1  Highest Quality
              Prime-2  Higher Quality
              Prime-3  High Quality

If an issuer represents to Moody's that its Commercial Paper obligations are supported by the credit of another entity or entities, Moody's, in assigning ratings to such issuers, evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments, or other entities, but only as one factor in the total rating assessment.

CORPORATE BONDS:
The description of the applicable rating symbols (Aaa, Aa, A) and their meanings is identical to that of the Municipal Bond ratings as set forth above, except for the numerical modifiers. Moody's applies numerical modifiers 1, 2, and 3 in the Aa and A classifications of its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates that the issuer ranks in the lower end of its generic rating category.

                                   FITCH INC.

INVESTMENT GRADE BOND RATINGS

AAA bonds are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and/or dividends and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA bonds are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated `AAA'. Because bonds rated in the `AAA' and `AA' categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated `F-1+'.

A bonds are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than debt securities with higher ratings.

BBB bonds are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest or dividends and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these securities and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for securities with higher ratings.

CONDITIONAL
A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

SPECULATIVE-GRADE BOND RATINGS

BB bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified, which could assist the obligor in satisfying its debt service requirements.

B bonds are considered highly speculative. While securities in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC bonds have certain identifiable characteristics that, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

C bonds are in imminent default in payment of interest or principal.

DDD, DD, AND D bonds are in default on interest and/or principal payments. Such securities are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. `DDD' represents the highest potential for recovery on these securities, and `D' represents the lowest potential for recovery.

                              PLEASE VOTE PROMPTLY

                        *********************************

Your vote is important, no matter how many shares you own. Please vote on the reverse side of this proxy card and sign in the space(s) provided. Return your completed proxy card in the enclosed envelope today.

You may receive additional proxies for other accounts. These are not duplicates; you should sign and return each proxy card in order for your votes to be counted.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The signers of this proxy hereby appoint each of [________], [_________], [__________],
[___________] and [__________] proxies of the signers, with power of substitution, to vote at the Special Meeting of Shareholders to be held at Boston, Massachusetts, on February 16, 2005, and at any adjournments, as specified herein and in accordance with their best judgment, on any other business that may properly come before this meeting.

AFTER CAREFUL REVIEW, THE BOARD OF DIRECTORS UNANIMOUSLY HAS RECOMMENDED A VOTE "FOR" ALL MATTERS.

[COLUMBIA LOGO]


              -----------------------------------------------------

                           COLUMBIA GROWTH FUND, INC.

              -----------------------------------------------------



Please be sure to sign and date this proxy.  Date________



----------------------------------       -----------------------------------
Shareholder sign here                   Co-owner sign here


THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BELOW AND, ABSENT DIRECTION, WILL BE VOTED FOR PROPOSAL 1 LISTED BELOW. THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE HOLDER'S BEST JUDGMENT AS TO ANY OTHER MATTER.

THE DIRECTORS RECOMMEND A VOTE FOR THE PROPOSAL:

1.  Proposal to approve the Agreement and Plan of           [ ] FOR  [ ] AGAINST
    Reorganization with respect to the acquisition of
    Columbia Growth Fund by Columbia Large Cap              [ ] ABSTAIN
    Growth Fund.
    (Item 1 of the Notice)

MARK BOX AT RIGHT FOR ADDRESS CHANGE AND NOTE NEW ADDRESS AT LEFT [ ]

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name or names appear hereon. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


DETACH CARD                                                          DETACH CARD

                    THREE CONVENIENT WAYS TO VOTE YOUR PROXY

The enclosed proxy statement provides details on important issues affecting your fund. The Board of Directors recommends that you vote for the proposal.

You can vote your proxies over the Internet, by telephone, or by fax - it's easy and confidential!

If you are voting by Internet, telephone, or fax, you should NOT mail your proxy card.

Vote by Internet:

          -    Read the proxy statement and have your proxy card available.

          -    Go to www.[_________].com or www.[________].com.

          -    Click on the proxy link and follow the instructions provided.

Vote by telephone:

          -    Read the proxy statement and have your proxy card available.

          -    When you are ready to vote, call toll free [___]-[___]-[____].

          - Enter the voter control number located on the upper left corner of your proxy card.

          - Follow the instructions provided to cast your vote. A representative will be available to answer questions regarding the meeting agenda and execution of proxies.

Vote by fax:

          -    Read the proxy statements and have your proxy card available.

          - When you are ready to vote, fax your completed proxy card to [___]-[___]-[____].

INTERNET, TELEPHONE, AND FAX VOTING ARE AVAILABLE 24 HOURS A DAY, SEVEN DAYS A WEEK. If you have any questions or concerns, please call 866-270-3134 from 9:00 a.m. to 11:00 p.m. EDT Monday through Friday, and Saturdays from 12:00 to 6:00 p.m.

                        COLUMBIA COMMON STOCK FUND, INC.
                             ONE FINANCIAL CENTER,
                        BOSTON, MASSACHUSETTS 02111-2621

Dear Investor:

I am writing to ask for your vote on the proposed acquisition of Columbia Common Stock Fund, Inc. (the "Common Stock Fund" or the "Fund") by Columbia Large Cap Core Fund (the "Large Cap Core Fund"). At a special meeting of shareholders on February 16, 2005, you will be asked to vote on your Fund's acquisition.

The proposed acquisition of your Fund is one of several acquisitions recommended by Columbia Management Group, Inc. ("Columbia"), the parent company of the investment advisor to the Columbia funds. Columbia's overall goal in proposing these fund mergers is two-fold. First, by merging funds with generally similar investment strategies, Columbia can create larger, more efficient investment portfolios. Second, by streamlining its product offering, Columbia can more effectively concentrate its investment management and distribution resources on a more focused group of portfolios. Columbia recommended the acquisition of your Fund to enable shareholders to invest in a larger, more efficient investment portfolio while continuing to access a similar investment strategy.

Should your Fund's merger be approved, and other conditions to the acquisition satisfied, your current fund investment will be exchanged, without immediate tax consequences, for an equal investment (that is, dollar value) in Columbia Large Cap Core Fund. The table below provides information on Large Cap Core Fund shares you will receive upon consummation of the acquisition:

                                          You will receive the following share
If you own the following share class of   class of the Large Cap Core Fund upon
the Common Stock Fund:                    consummation of the acquisition:
Class A                                   Class A
Class B                                   Class B
Class C                                   Class C
Class D                                   Class C
Class Z                                   Class Z

More information on the specific details and reasons for your Fund's acquisition is contained in the enclosed combined Prospectus/Proxy Statement. Please read it carefully.

THE BOARD OF DIRECTORS OF THE COMMON STOCK FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ACQUISITION OF THE COMMON STOCK FUND BY THE LARGE CAP CORE FUND, INCLUDING THE DISSOLUTION OF

THE COMMON STOCK FUND FOLLOWING THE PROPOSED ACQUISITION.

YOUR VOTE IS IMPORTANT. YOU CAN VOTE BY COMPLETING THE ENCLOSED PROXY CARD. A SELF-ADDRESSED POSTAGE-PAID ENVELOPE HAS BEEN ENCLOSED FOR YOUR CONVENIENCE.

We appreciate your participation and prompt response in these matters and thank you for your continued support.

Sincerely,

Christopher L. Wilson
President


December   , 2004
[Job Code]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 16, 2005

                        COLUMBIA COMMON STOCK FUND, INC.

                                 1-866-270-3134

To the shareholders of Columbia Common Stock Fund, Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders of Columbia Common Stock Fund, Inc. (the "Common Stock Fund") will be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the offices of the Common Stock Fund, One Financial Center, Boston, Massachusetts 02111, for the following purposes:

1. To approve an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of the Common Stock Fund to, and the assumption of all of the liabilities of, the Common Stock Fund by Columbia Large Cap Core Fund (the "Large Cap Core Fund"), in exchange for shares of the Large Cap Core Fund, and (ii) the distribution of such shares to the shareholders of the Common Stock Fund in complete liquidation of the Common Stock Fund, and (iii) the dissolution under state law and the de-registration under the Investment Company Act of 1940, as amended, of the Common Stock Fund.

2. To consider and act upon such other matters that properly come before the meeting or any adjourned session of the meeting.

Shareholders of record of the Common Stock Fund at the close of business on December 1, 2004 are entitled to notice of and to vote at the meeting and any adjourned session.

Shareholders of the Common Stock Fund are or may be entitled to assert dissenters' rights under Oregon law. Please see "Terms of the Agreement and Plan of Reorganization" in the enclosed Prospectus/Proxy Statement.

By Order of the Board of Directors,

David Rozenson, Secretary

December [__], 2004

NOTICE: YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE SEE THE ENCLOSED PROSPECTUS/PROXY STATEMENT AND OTHER MATERIALS FOR INSTRUCTIONS ON HOW TO VOTE EASILY AND QUICKLY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                              DECEMBER [__], 2004

                  ACQUISITION OF THE ASSETS AND LIABILITIES OF
                        COLUMBIA COMMON STOCK FUND, INC.

                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 1-866-270-3134

                        BY AND IN EXCHANGE FOR SHARES OF

                          COLUMBIA LARGE CAP CORE FUND

                          C/O COLUMBIA FUNDS TRUST XI
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 1-866-270-3134

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS.......................................    4
Proposal -- Acquisition of Columbia Common Stock Fund, Inc.
  by Columbia Large Cap Core Fund...........................   14
  Principal Investment Risks................................   14
  Information about the Acquisition.........................   16
GENERAL.....................................................   28
  Voting Information........................................   28
Appendix A -- Agreement and Plan of Reorganization..........  A-1
Appendix B -- Fund Information..............................  B-1
Appendix C -- Capitalization................................  C-1
Appendix D -- Information Applicable to Class A, Class B,
  Class C and Class Z Shares of Columbia Large Cap Core
  Fund......................................................  D-1
Appendix E -- Financial Highlights for Columbia Large Cap
  Core Fund.................................................  E-1
Appendix F -- Comparison of a Massachusetts Business Trust
  with an Oregon Corporation................................  F-1
Appendix G -- Dissenters' Rights............................  G-1

This combined Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") contains information you should know before voting on the Agreement and Plan of Reorganization dated [ ________ ], among Columbia Funds Trust XI ("Trust XI"), on behalf of Columbia Large Cap Core Fund (the "Large Cap Core Fund"), Columbia Common Stock Fund, Inc. (the "Common Stock Fund," and together with the Large Cap Core Fund, the "Funds"), and Columbia Management Group, Inc.

("Columbia") (the "Agreement and Plan of Reorganization") relating to the proposed acquisition of the Common Stock Fund by the Large Cap Core Fund (the "Acquisition") at a Special Meeting of Shareholders of the Common Stock Fund (the "Meeting"), which will be held at 2:00 p.m. Eastern Time on February 16, 2005, at the offices of the Funds, One Financial Center, Boston, Massachusetts 02111. The Funds are both registered open-end management investment companies. Please read this Prospectus/Proxy Statement and keep it for future reference.

The Proposal in this Prospectus/Proxy Statement relates to the proposed acquisition of the Common Stock Fund by the Large Cap Core Fund. If the Acquisition occurs, you will become a shareholder of the Large Cap Core Fund. The Large Cap Core Fund seeks to provide a relatively high total return through long-term capital appreciation and current income. If the Agreement and Plan of Reorganization is approved by the shareholders of the Common Stock Fund and the Acquisition occurs, the Common Stock Fund will transfer all of the assets and liabilities attributable to each class of its shares to the Large Cap Core Fund in exchange for shares of the same class of the Large Cap Core Fund (except for the Class D shares of the Common Stock Fund, which will be exchanged for Class C shares of the Large Cap Core Fund) with the same aggregate net asset value as the net value of the assets and liabilities transferred. After that exchange, shares of each class received by the Common Stock Fund will be distributed pro rata to its shareholders of the corresponding class, and the Common Stock Fund will be dissolved under state law and de-registered under the Investment Company Act of 1940, as amended (the "1940 Act").

The following documents have been filed with the Securities and Exchange Commission ("SEC") and are incorporated into this Prospectus/Proxy Statement by reference:

     - The Prospectuses of the Common Stock Fund dated January 1, 2004, as supplemented through November 4, 2004.

     - The Statement of Additional Information of the Common Stock Fund dated January 1, 2004, as supplemented through October 21, 2004.

     - The Report of Independent Registered Public Accounting Firm and the financial statements included in the Annual Report to Shareholders of the Common Stock Fund dated August 31, 2004.

     - The Statement of Additional Information of the Large Cap Core Fund dated [ ____________ ], 2004, relating to the Acquisition.

The Common Stock Fund has previously sent its Annual Report to its shareholders. For a free copy of this Report or any of the documents listed above, you may call 1-800-426-3750, or you may write to your Fund at the address listed on the cover of this Prospectus/Proxy Statement. You may also obtain many of these documents by accessing the Internet site for your Fund at www.columbiafunds.com. Text-only versions of all the Large Cap Core Fund and Common Stock Fund documents can be viewed online or downloaded from the EDGAR database on the SEC's Internet site at www.sec.gov. You can review and copy information about the Funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20549-0102 and at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and 175
W. Jackson Boulevard, Suite 900, Chicago, IL 60604. You can obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at the address above. Information on the operation of the Public Reference Room may be obtained by calling 202-942-8090.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation.

                             QUESTIONS AND ANSWERS

THE FOLLOWING QUESTIONS AND ANSWERS PROVIDE AN OVERVIEW OF KEY FEATURES OF THE ACQUISITION AND OF THE INFORMATION CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT. PLEASE REVIEW THE FULL PROSPECTUS/PROXY STATEMENT PRIOR TO CASTING YOUR VOTE.

1. WHAT IS BEING PROPOSED?

The Board of Directors of the Common Stock Fund is recommending that the Large Cap Core Fund acquire the Common Stock Fund. This means that the Large Cap Core Fund would acquire all of the assets and liabilities of the Common Stock Fund in exchange for shares of the Large Cap Core Fund. If the Acquisition is approved and completed, shareholders of the Common Stock Fund will receive shares of the Large Cap Core Fund with an aggregate net asset value equal to the aggregate net asset value of their Common Stock Fund shares on the business day prior to the closing of the Acquisition and the Common Stock Fund will subsequently be dissolved under state law and de-registered under the 1940 Act. The Acquisition is currently scheduled to take place on or around February 25, 2005 or such other date as the parties may agree.

2. WHY IS THE ACQUISITION BEING PROPOSED?

The Board of Directors of your Fund recommends approval of the Acquisition because it offers shareholders of your Fund the opportunity to invest in a larger combined portfolio that has similar investment goals and strategies. Spreading fixed costs over a broader asset base allows the potential for more efficient operation, and lower overall expenses. In reviewing the Acquisition, the Directors also considered that, based on estimated expense ratios as of September 30, 2004, and a commitment by the Fund's advisor, Columbia Management Advisors, Inc. ("Columbia Management") to cap total net operating expenses for Large Cap Core Fund, shareholders of your Fund are expected to experience no change in net expenses.

Please review "Reasons for the Acquisition" in the Proposal section of this Prospectus/Proxy Statement for more information regarding the factors considered by the Board of Directors.

Shareholders of the Common Stock Fund should note that, although the investment goal of the Large Cap Core Fund is generally similar to that of the Common Stock Fund, the investment style of the combined fund may differ from that of the Common Stock Fund.

3. HOW DO THE MANAGEMENT FEES AND EXPENSES OF THE FUNDS COMPARE AND WHAT ARE THEY ESTIMATED TO BE FOLLOWING THE ACQUISITION?

The following tables allow you to compare the sales charges and management fees and expenses of each Fund and the estimated expenses the combined fund to bear in the first year following the Acquisition. The shareholder fees presented below for the Large Cap Core Fund apply both before and after giving effect to the Acquisition. Sales charges, if applicable, are paid directly by shareholders to Columbia Funds Distributor, Inc., each Fund's distributor. Annual Fund Operating Expenses are paid by each Fund. They include management fees, 12b-1 fees (if applicable) and administrative costs, including pricing and custody services.

The Annual Fund Operating Expenses shown in the table below represent expenses as of each Fund's most recent fiscal year (August 31, 2004 for the Common Stock Fund and September 30, 2004 for the Large Cap Core Fund), and those projected for the combined fund on a pro forma basis after giving effect to the Acquisition and based on pro forma combined net assets as of September 30, 2004.

Based on the expense ratios shown below, net expenses of each class of shares of the Large Cap Core Fund are expected to be equal to the net expenses of each corresponding class of shares of your Fund (after giving effect to the contractual fee limitation described in footnote 9 to the Annual Fund Operating Expenses table). Columbia Management has undertaken to maintain this arrangement through the first anniversary of the consummation of the Acquisition, after which this arrangement may be modified or terminated at any time, which may cause the expenses of a class of shares of the Large Cap Core Fund to be higher than the estimated expenses of the corresponding class of shares of your Fund.

Shareholders of the Common Stock Fund will not pay additional sales charges as a result of the Acquisition, although any applicable contingent deferred sales charges ("CDSCs") will continue to apply.

SHAREHOLDER FEES
(paid directly from your investment)

                              COMMON STOCK FUND(1)

                                            CLASS A   CLASS B   CLASS C   CLASS D   CLASS Z
Maximum sales charge (load) on purchases
  (%) (as a percentage of the offering
  price)                                     5.75      0.00      0.00      1.00(2)   0.00
-------------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the
  lesser of purchase price or redemption
  price)                                     1.00(3)   5.00      1.00      1.00      0.00
-------------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of
  amount redeemed, if applicable)            (4)       (4)       (4)       (4)       (4)

                             LARGE CAP CORE FUND(1)

                                                    CLASS A   CLASS B   CLASS C   CLASS Z
Maximum sales charge (load) on purchases (%) (as a
  percentage of the offering price)                  5.75      0.00      0.00      0.00
-----------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the lesser
  of purchase price or redemption price)             1.00(3)   5.00      1.00      0.00
-----------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of amount
  redeemed, if applicable)                           (4)       (4)       (4)       (4)

                             LARGE CAP CORE FUND(1)
                              (PRO FORMA COMBINED)

                                                    CLASS A   CLASS B   CLASS C   CLASS Z
Maximum sales charge (load) on purchases (%) (as a
  percentage of the offering price)                  5.75      0.00      0.00      0.00
-----------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the lesser
  of purchase price or redemption price)             1.00      5.00      1.00      0.00
-----------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of amount
  redeemed, if applicable)                           (4)       (4)       (4)       (4)

 (1) A $10 annual fee is deducted from accounts of less than $1,000 and paid to the transfer agent.

 (2) Columbia Funds Distributor, Inc., the Funds' distributor has agreed to waive indefinitely the front-end sales charge for purchases of Class D shares by existing Class D shareholders.

 (3) This charge applies only to Class A shares bought without an initial sales charge that are sold within 18 months of purchase.

 (4) There is a $7.50 charge for wiring sale proceeds to your bank.

ANNUAL FUND OPERATING EXPENSES
(deducted directly from Fund assets)

                               COMMON STOCK FUND

                                            CLASS A   CLASS B   CLASS C   CLASS D   CLASS Z
Management fee (%)                           0.60      0.60      0.60      0.60      0.60
-------------------------------------------------------------------------------------------
Distribution and service (12b-1) fees (%)    0.25(5)   1.00      1.00      1.00      0.00
-------------------------------------------------------------------------------------------
Other expenses(6) (%)                        0.29      0.29      0.29      0.29      0.29
-------------------------------------------------------------------------------------------
Total annual fund operating expenses (%)     1.14      1.89      1.89      1.89      0.89

                              LARGE CAP CORE FUND

                                                    CLASS A   CLASS B   CLASS C   CLASS Z
Management fees(7) (%)                               0.82      0.82      0.82      0.82
-----------------------------------------------------------------------------------------
Distribution and service (12b-1) fees (%)            0.25(5)   1.00      1.00      0.00
-----------------------------------------------------------------------------------------
Other expenses(6) (%)                                0.28      0.28      0.28      0.28
-----------------------------------------------------------------------------------------
Total annual fund operating expenses (%)             1.35      2.10      2.10      1.10

                              LARGE CAP CORE FUND
                              (PRO FORMA COMBINED)

                                                CLASS A   CLASS B   CLASS C   CLASS Z
Management fees(8)(9) (%)                         0.80      0.80      0.80      0.80
-------------------------------------------------------------------------------------
Distribution and service (12b-1) fees (%)         0.25(5)   1.00      1.00      0.00
-------------------------------------------------------------------------------------
Other expenses(6) (%)                             0.25      0.25      0.25      0.25
-------------------------------------------------------------------------------------
Total annual fund operating expenses (%)          1.30      2.05      2.05      1.05
-------------------------------------------------------------------------------------
Expense Reimbursement(9) (%)                     (0.16)    (0.16)    (0.16)    (0.16)
-------------------------------------------------------------------------------------
Net Expenses(9) (%)                               1.14      1.89      1.89      0.89

 (5) Each of the Large Cap Core Fund and the Common Stock Fund may pay annual distribution and service (12b-1) fees of up to a maximum of 0.35% of the Fund's average daily net assets attributable to Class A shares (comprised of up to 0.25% for shareholder liaison services and up to 0.10% for distribution services). Both funds will limit payments under the plan to 0.25%.

 (6) Other expenses have been restated to reflect contractual changes to the transfer agency and bookkeeping fees for the Common Stock Fund and to the transfer agency fees for the Large Cap Core Fund effective November 1, 2003.

 (7) The Large Cap Core Fund pays a management fee of 0.75% and an administration fee of 0.07%.

 (8) After consummation of the Acquisition, the Large Cap Core Fund is expected to pay a management fee of 0.73% and an administration fee of 0.07%

 (9) The Fund's advisor has contractually agreed to bear a portion of the Fund's expenses so that the Fund's ordinary operating expenses (excluding distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) do not exceed 0.89% annually for classes A, B, C, and Z shares. The advisor has undertaken to maintain this arrangement for one year following the consummation of the Acquisition, after which date it may be modified or terminated at any time.

EXAMPLE EXPENSES

Example Expenses help you compare the cost of investing in the Large Cap Core Fund or the Common Stock Fund currently with the cost of investing in the combined fund on a pro forma basis and also allow you to compare these costs with the cost of investing in other mutual funds. The table reflects a one-year expense reimbursement as described in footnote 9 to the Annual Fund Operating Expenses table and also reflects, with respect to the Common Stock Fund, the waiver of the initial sales charge for Class D shares. It uses the following hypothetical conditions.

     - $10,000 initial investment

     - 5% total return for each year

     - Each Fund's operating expenses remain the same

     - Reinvestment of all dividends and distributions

     - Class B shares convert to Class A shares after eight years

EXAMPLE EXPENSES
(your actual costs may be higher or lower)

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
COMMON STOCK
Class A                                          $685        $916        $1,167        $1,881
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $192        $594        $1,021        $2,016
          sold all your shares at end of
          period                                 $692        $894        $1,221        $2,016
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $192        $594        $1,021        $2,212
          sold all your shares at end of
          period                                 $292        $594        $1,021        $2,212
----------------------------------------------------------------------------------------------
Class D:  did not sell your shares               $192        $594        $1,021        $2,212
          sold all your shares at end of
          period                                 $292        $594        $1,021        $2,212
----------------------------------------------------------------------------------------------
Class Z                                          $ 91        $284        $  493        $1,096

LARGE CAP CORE FUND
Class A                                          $705        $978        $1,272        $2,105
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $213        $658        $1,129        $2,240
          sold all your shares at end of
          period                                 $713        $958        $1,329        $2,240
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $213        $658        $1,129        $2,431
          sold all your shares at end of
          period                                 $313        $658        $1,129        $2,431
----------------------------------------------------------------------------------------------
Class Z                                          $112        $350        $  606        $1,340

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
LARGE CAP CORE FUND
(pro forma combined)
Class A                                          $685        $949        $1,232        $2,039
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $192        $627        $1,089        $2,174
          sold all your shares at end of
          period                                 $692        $927        $1,289        $2,174
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $192        $627        $1,089        $2,367
          sold all your shares at end of
          period                                 $292        $627        $1,089        $2,367
----------------------------------------------------------------------------------------------
Class Z                                          $ 91        $318        $  564        $1,268

The projected post-Acquisition pro forma Annual Fund Operating Expenses and Example Expenses presented above are based upon numerous material assumptions, including that (1) the current contractual agreements will remain in place; and
(2) certain fixed costs involved in operating the Common Stock Fund are eliminated. Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense savings will be achieved because expenses depend on a variety of factors, including the future level of fund assets, many of which are beyond the control of the Large Cap Core Fund or Columbia.

4. HOW DO THE INVESTMENT GOALS, STRATEGIES AND POLICIES OF THE LARGE CAP CORE FUND AND THE COMMON STOCK FUND COMPARE?

This table shows the investment goal and principal investment strategies of each
Fund:

LARGE CAP CORE FUND                        COMMON STOCK FUND
INVESTMENT GOAL: The Large Cap Core        INVESTMENT GOAL: The Common Stock Fund
Fund seeks relatively high total return    seeks capital appreciation by
through long-term capital appreciation     investing, under normal market
and current income                         conditions, at least 80% of its net
                                           assets (plus any borrowings for
                                           investment purposes) in common stocks
                                           of large-cap, well-established
                                           companies.
----------------------------------------------------------------------------------

LARGE CAP CORE FUND                        COMMON STOCK FUND
PRINCIPAL INVESTMENT STRATEGIES: The       PRINCIPAL INVESTMENT STRATEGIES: The
Large Cap Core Fund seeks to achieve       Common Stock Fund seeks to achieve its
its goal as follows:                       goal as follows:
- Under normal market conditions, the      - The Fund will typically invest in
  Large Cap Core Fund invests at least     stocks that have fallen out of favor
  80% of its net assets (plus any            and can be purchased at a discount to
  borrowings for investment purposes)        the intrinsic value of the company
  in equity securities, primarily            and its prospectus for growth.
  common stocks, of U.S. companies with
  large market capitalizations             - The Fund may also invest up to
  (generally over $2 billion) that         33 1/3% of its net assets in foreign
  Columbia Management believes offer         securities, including American
  attractive return potential from           Depositary Receipts (ADRs), Global
  stock price appreciation and               Depositary Receipts (GDRs) and
  dividends.                                 Nasdaq-listed foreign securities.
- Columbia Management focuses on stocks
  which are believed to be attractively
  priced relative to expectations for
  future performance.
- The Fund may invest up to 20% of its
  assets in foreign securities.

The following highlights the differences in certain investment strategies that the Funds use to achieve their investment goals:

- The Large Cap Core Fund may invest up to 20% of its total assets in foreign securities. The Common Stock Fund may invest up to 33 1/3% of its net assets in foreign securities, including ADRs, GDRs and Nasdaq-listed foreign securities. In addition, the Common Stock Fund is not permitted to invest in securities of issuers located in emerging market countries.

- The Large Cap Core Fund may not borrow money, issue senior securities or mortgage, pledge or hypothecate its assets except to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act"), whereas the Common Stock Fund may not borrow money in excess of five percent of its net asset value and any borrowing must only be temporarily from banks and for extraordinary or emergency purposes. Generally, the 1940 Act permits an investment company to borrow up to 33 1/3% of its total assets, including the amount borrowed. The Common Stock Fund is also precluded from issuing senior securities, bonds or debentures.

- The Large Cap Core Fund has a fundamental investment restriction under which it may not purchase or sell commodities or commodity contracts, except that the Large Cap Core Fund may, to the extent consistent with its investment objective and policies, purchase and sell financial futures contracts and related options and foreign current forward contracts, futures contracts and related options. The Common Stock

  Fund may not buy or sell commodities, except that it may invest in futures contracts relating to broadly-based stock indices.

- The Common Stock Fund has a fundamental investment restriction that precludes the Fund from buying and selling puts and calls on securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offering through the facilities of a national securities association or are listed on a national securities or commodities exchange. The Large Cap Core Fund has a non-fundamental investment restriction in which the Fund may not purchase put options on securities, unless the securities are held in the Fund's portfolio and not more than five percent of the value of the Fund's total assets would be invested in premiums on open put options positions. Similarly, the Large Cap Core Fund has a non-fundamental investment restriction that precludes it from writing call options on securities, unless the securities are held in the Fund's portfolio or unless the Fund is entitled to them in deliverable form without further payment or after segregating cash in the amount of any further payment. The Large Cap Core Fund also may not write call options in excess of five percent of the value of its total assets and may not invest more than five percent of its net asset in warrants (no more than two percent may be warrants which are not listed on the New York Stock Exchange).

- The Large Cap Core Fund has a non-fundamental investment restriction under which it may not sell securities short, maintain a short position, or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions. The Common Stock Fund has a fundamental investment restriction under which it may not engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities. Such transactions may only be made by the Common Stock Fund to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than five percent of the value of the Common Stock Fund's net assets taken at market value may, at any time, be held as collateral for such sales.

- The Large Cap Core Fund has a non-fundamental investment restriction under which the Fund is precluded from purchasing or selling interests in oil, gas, or mineral exploration or development programs or leases (other than securities of issuers which invest in or sponsor such programs). The Common Stock Fund has a similar fundamental investment restriction.

- The Large Cap Core Fund has a non-fundamental investment restriction which precludes the Fund from investing in companies for the purpose of exercising control or management. The Common Stock Fund has a similar fundamental investment restriction.

- The Common Stock Fund has fundamental investment restrictions under which the Fund may not (1) invest in the securities of any company if the purchase would cause more than five percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years of continuous operations, and (2) purchase the securities of any issuer if the purchase would cause more than five percent of the outstanding voting securities of that issuer to be held in the Fund. The Large Cap Core Fund does not have similar investment restrictions.

Except as noted above, the Funds are generally subject to substantially similar fundamental and non-fundamental investment policies. For a complete list of the Funds' investment policies and restrictions, see each Fund's Statement of Additional Information.

5. WHAT CLASS OF THE LARGE CAP CORE FUND SHARES WILL YOU RECEIVE IF THE ACQUISITION OCCURS?

If you own Class A, Class B, Class C or Class Z shares of the Common Stock Fund, you will receive the same class of shares of the Large Cap Core Fund that you currently own in the Common Stock Fund. The shares will have the same exchange rights and will bear the same CDSCs upon redemption and, in the case of Class B shares, will convert to Class A shares at the same time, as your current shares. The shares will also have the same distribution, purchase and redemption procedures as your current shares.

If you own Class D shares of the Common Stock Fund, you will receive Class C shares of the Large Cap Core Fund. Like your Class D shares of the Common Stock Fund, Class C shares of the Large Cap Core Fund carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. The shares you receive in the Acquisition will be subject to the same CDSC applicable to your Class D shares of the Common Stock Fund. Please see Appendix D for more information on Class C shares of the Large Cap Core Fund.

6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION?

The Acquisition is expected to be tax-free to you for federal income tax purposes. This means that neither you nor the Common Stock Fund is expected to recognize a gain or loss as a direct result of the Acquisition.

However, since the Acquisition will end the tax year of the Common Stock Fund, it may accelerate distributions from the Common Stock Fund to you as a shareholder. Specifically, the Common Stock Fund will recognize any net investment company taxable income and any net realized capital gains (after reduction by any available capital loss carryforwards) or losses in the short tax year ending on the date of the Acquisition, and will declare and pay a distribution of such income and such gains to its shareholders on or before that date.

The cost basis and holding period of your Common Stock Fund shares are expected to carry over to your new shares in the Large Cap Core Fund.

Certain other tax consequences are discussed below under "Federal Income Tax Consequences."

7. WHO BEARS THE EXPENSES ASSOCIATED WITH THE ACQUISITION?

Columbia Management and the Large Cap Core Fund will each bear a portion of the out of pocket expenses associated with the Acquisition, including, but not limited to: (1) the expenses associated with the preparation, printing and mailing of any shareholder communications, including this Prospectus/Proxy Statement, and any filings with the SEC and other governmental authorities in connection with the Acquisition; (2) the fees and expenses of any proxy solicitation firm retained in connection with the Acquisition; (3) the legal fees and expenses incurred by the Funds in connection with the Acquisition; and
(4) the Directors' and/or Trustees' fees and out of pocket expenses incurred as a result of the Acquisition. Should your Fund's shareholders not approve the Acquisition, Columbia Management will bear all costs associated with the Acquisition.

8. WHO IS ELIGIBLE TO VOTE?

Shareholders of record on December 1, 2004 are entitled to attend and vote at the Meeting or any adjournment of the Meeting. On each proposal, all shareholders of your Fund, regardless of the class of shares held, will vote together as a single class. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the Meeting, will be voted according to shareholders' instructions. If you sign a proxy but do not fill in a vote, your shares will be voted to approve the Acquisition.

PROPOSAL -- ACQUISITION OF COLUMBIA COMMON STOCK FUND, INC. BY COLUMBIA LARGE
            CAP CORE FUND

THE PROPOSAL

You are being asked to approve the Agreement and Plan of Reorganization, a form of which is attached as Appendix A to this Prospectus/Proxy Statement. By approving the Agreement and Plan of Reorganization, you are also approving the Acquisition of the Common Stock Fund by the Large Cap Core Fund and the dissolution of the Common Stock Fund under state law and the de-registration of the Common Stock Fund under the 1940 Act.

PRINCIPAL INVESTMENT RISKS

  What are the principal investment risks of the Large Cap Core Fund, and how do they compare with those of the Common Stock Fund?

The principal risks associated with each Fund are generally similar because the Funds have generally similar investment goals and strategies. The actual risks of investing in each Fund depend on the securities held in each Fund's portfolio and on market conditions, both of which change over time. The Large Cap Core Fund is subject to both management risk and market risk. Management risk means that Columbia Management's investment decisions might produce losses or cause the Fund to underperform when compared to other funds with a similar investment goal. Market risk means that security prices in a market, sector or industry may fall, reducing the value of one's investment. Because of management and market risk, there is no guarantee that the Large Cap Core Fund will achieve its investment goal or perform favorably among comparable funds. Since it purchases equity securities, the Large Cap Core Fund is subject to equity risk. This is the risk that stock prices will fall over short or extended periods of time. The Common Stock Fund is also subject to management risk, market risk, and equity risk.

The Funds may also be subject to sector risk and the risks associated with investing in foreign securities. Companies that are in different but closely related industries are sometimes described as being in the same broad economic sector. The values of stocks of different companies in a market sector may be similarly affected by particular economic or market events. Although neither fund intends to focus on any particular sector, at times each fund may have a large portion of its assets invested in a particular sector.

Foreign securities are subject to special risks. Foreign markets can be extremely volatile. Fluctuations in currency exchange rates may impact the value of foreign securities without a change in the intrinsic value of those securities. The liquidity of foreign securities may be more limited than that of domestic securities, which means that the Funds may, at times, be unable to sell foreign securities at desirable prices. Brokerage commissions, custodial fees and other fees are generally higher for foreign investments. In addition, foreign governments may impose withholding taxes which would reduce the amount of income and capital gains available to distribute to shareholders. Other risks include possible delays in the settlement of transactions or in the notification of income; less publicly available information about companies; the impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of the company or its assets; and possible imposition of currency exchange controls.

Although the stock market has historically outperformed other asset classes over the long term, the stock market tends to move in cycles. Individual stock prices may fluctuate drastically from day to day and may underperform other asset classes over an extended period of time. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These price movements may result from factors affecting individual companies, industries, or the securities market as a whole. An investment in the Large Cap Core Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There are many circumstances (including additional risks that are not described here) which could prevent the Large Cap Core Fund from achieving its investment goal. You may lose money by investing in the Large Cap Core Fund.

Shareholders of the Common Stock Fund should note that, although the investment goal and strategies of the Large Cap Core Fund are generally similar to those of the Common Stock Fund, there will be some difference in the investment style of the combined fund. In particular Large Cap Core Fund seeks relatively high total return through long-term capital appreciation and current income by investing in equity securities, primarily common stocks of U.S. companies with large market capitalizations that Columbia Management believes offer attractive return potential from stock price appreciation and dividends. Please see the answer to question 4 above under "Questions and Answers" for more information comparing the investment goals, strategies and policies of the Funds.

INFORMATION ABOUT THE ACQUISITION

  Terms of the Agreement and Plan of Reorganization

If approved by the shareholders of the Common Stock Fund, the Acquisition is expected to occur on or around February 25, 2005, or such other date as the parties may agree, under the Agreement and Plan of Reorganization. The following is a brief summary of the principal terms of the Agreement and Plan of Reorganization. Please review Appendix A for more information regarding the Agreement and Plan of Reorganization.

- The Common Stock Fund will transfer all of the assets and liabilities attributable to each class of its shares to the Large Cap Core Fund in exchange for shares of the same class of the Large Cap Core Fund (except that Class D shares of the Common Stock Fund will be exchanged for Class C shares of the Large Cap Core Fund) with an aggregate net asset value equal to the net value of the transferred assets and liabilities.

- The Acquisition will occur on the next business day after the time (currently scheduled to be 4:00 p.m. Eastern Time on February 25, 2005, or such other date and time as the parties may determine) when the assets of each Fund are valued for purposes of the Acquisition.

- The shares of each class of the Large Cap Core Fund received by the Common Stock Fund will be distributed to the shareholders of the same class of the Common Stock Fund (except that shareholders of Class D shares of the Common Stock Fund will receive Class C shares of the Large Cap Core Fund) pro rata in accordance with their percentage ownership of such class of the Common Stock Fund in full liquidation of the Common Stock Fund.

- After the Acquisition, the Common Stock Fund's affairs will be wound up in an orderly fashion, it will be dissolved under state law and deregistered under the 1940 Act.

- The Acquisition requires approval by the Common Stock Fund's shareholders and satisfaction of a number of other conditions; the Acquisition may be terminated at any time with the approval of the Trustees of Columbia Funds Trust XI and the Directors of the Common Stock Fund.

Shareholders should be aware that the Acquisition as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Acquisition is consummated, shareholders will be free to redeem the shares which they receive in the transaction at their current net asset value, less any applicable CDSC. In addition, shares may be redeemed at any time prior to the consummation of the Acquisition. Shareholders who object to the Acquisition may be entitled under Oregon law to demand payment for, or an appraisal of, their shares. Information concerning dissenter's rights is contained in Appendix G.

  Shares You Will Receive

If the Acquisition occurs, shareholders of Class A, B, C and Z shares of the Common Stock Fund will receive shares in the Large Cap Core Fund of the same class as the shares that they currently own in the Common Stock Fund. Shareholders of Class D shares of the Common Stock Fund will receive Class C shares of the Large Cap Core Fund. In comparison to the shares you currently own, the shares you receive will have the following characteristics:

- They will have an aggregate net asset value equal to the aggregate net asset value of your current shares as of the business day before the closing of the Acquisition.

- They will bear the same sales charges (except as noted below for Class D shareholders), redemption fees and CDSCs, if any, as your current shares to the extent such charges and fees apply, and for purposes of determining the CDSC applicable to any redemption and/or conversion of Class B shares to Class A shares, if applicable, the new shares will continue to age from the date you purchased your Common Stock Fund shares. Although the Class D shares of the Common Stock Fund have a front-end sales charge of 1.00% (currently being waived), Class C shares of the Large Cap Core Fund have no front-end sales charge.

- The procedures for purchasing and redeeming your shares will not change as a result of the Acquisition.

- You will have the same exchange options as you currently have, although Class D shareholders receiving Class C shares of the Large Cap Core Fund may exchange their shares for Class C shares of another fund distributed by Columbia Funds Distributor, Inc. at net asset value.

- You will have voting and other rights generally similar to those you currently have, but as a shareholder of the Large Cap Core Fund. Please see Appendix F for more information regarding the differences between the Large Cap Core Fund and the Common Stock Fund.

Information concerning the capitalization of each of the Funds is contained in Appendix C.

  Reasons for the Acquisition

The Directors of the Common Stock Fund, including all Directors who are not "interested persons" of the Fund, Columbia Management or its affiliates, have determined on behalf of the Fund that the Acquisition would be in the best interests of the Fund's shareholders and that the interests of existing shareholders in the Fund would not be diluted as a result of the Acquisition. The Directors have unanimously approved the Agreement and Plan of Reorganization and the Acquisition and recommended that Fund shareholders vote in favor of the Acquisition by approving the Agreement and Plan of Reorganization.

In proposing the Acquisition, Columbia presented to the Directors of the Common Stock Fund, at a meetings held on August 11, 2004 and October 13, 2004, the following reason for the Common Stock Fund to enter into the Acquisition:

- The Acquisition is expected to create a larger fund with an investment goal and strategies generally similar to those of the Common Stock Fund.

At the meeting, the Directors (with the advice and assistance of independent counsel) considered, among other things:

 1. the Acquisition as part of a continuing initiative to streamline and improve the offerings of the Columbia funds family;

 2. various potential shareholder benefits of the Acquisition;

 3. the current asset level of the Common Stock Fund and the combined pro forma asset level of the Large Cap Core Fund;

 4. the historical performance results of the Funds;

 5. the investment objectives and principal investment strategies of the Funds;

 6. the fact that the Large Cap Core Fund is expected to have a higher investment advisory fee and higher gross total operating expenses than, but the same net total operating expenses as, the Common Stock Fund;

 7. Columbia Management's commitment until the first anniversary of the Acquisition to bear a portion of the Large Cap Core Fund's expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes, and extraordinary expenses, if any) will not exceed 0.85% of the Fund's average net assets, which will result in a net expense ratio that is equal to the net expense ratio of Common Stock Fund prior to giving effect to the Acquisition.

 8. the expected U.S. federal income tax consequences of the Acquisition, including limitations on the use of realized and unrealized losses for U.S. federal income tax purposes and the potential diminution of the ability to use such losses to offset future gains;

 9. that the Large Cap Core Fund would bear at least part of the expenses associated with the Acquisition;

10. the potential benefits of the Acquisition to Columbia Management and its affiliates; and

11. that the acquisition would give shareholders the opportunity to invest in a larger combined portfolio that has similar investment goals and strategies and that spreading fixed costs over a broader asset base allows the potential for more efficient operation, and lower overall expenses

If approved, the Acquisition will combine the Fund's assets with those of the Large Cap Core Fund, resulting in a combined portfolio that is significantly larger than the Common Stock. Larger mutual funds generally have more buying power (for example, they have greater opportunity to purchase round lots of securities) and are better able to diversify their portfolios.

Columbia Management also believes that the Acquisition helps eliminate overlapping products. Both Funds are large capitalization equity funds. Columbia Management believes that streamlining its product offerings in a particular asset segment will help minimize investor confusion.

In addition, the Directors considered that the Acquisition is intended to permit the Common Stock Fund's shareholders to exchange their investment for an investment in the Large Cap Core Fund without recognizing gain or loss for federal income tax purposes. By contrast, if a Common Stock Fund shareholder were to redeem his or her shares to invest in another fund, the transaction would likely be a taxable event for such shareholder. Similarly, if the Common Stock Fund were liquidated or reorganized in a taxable transaction, the transaction would likely be a taxable event for the Common Stock shareholders. After the Acquisition, shareholders may redeem any or all of their Common Stock Fund shares at net asset value (subject to any applicable CDSC) at any time, at which point they would recognize a taxable gain or loss.

The Directors also considered the potentially negative tax effects of the Acquisition. In particular, they reviewed the historical and pro forma tax attributes of the Funds and the effect of the Acquisition on certain tax losses of the Funds (see "Federal Income Tax Consequences" below). The Directors considered the potentially less favorable tax attributes of the combined fund under a range of circumstances, and determined that any such impact was likely to be outweighed by lower fund operating expenses and other benefits to shareholders resulting from the Acquisition.

Furthermore, the Directors considered the relative Fund performance results set forth below under "Performance Information."

  Performance Information

The charts below show the percentage gain or loss in each calendar year for the 10-year period ending December 31, 2003, for the Class Z shares of each of the Common Stock Fund and the Large Cap Core Fund. They should give you a general idea of how each Fund's return has varied from year to year. The charts include the effects of Fund expenses, but not sales charges. Returns would be lower if any applicable sales charges were included. The calculations of total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment date. Past performance is not an indication of future results. Performance results include the effect of expense reduction arrangements, if any. If these arrangements had not been in place, the performance results would have been lower. As with all mutual funds, past performance (before and after taxes) does not predict a fund's future performance. No assurance can be given that the Large Cap Core Fund will achieve any particular level of performance after the Acquisition.

Additional discussion of the manner of calculation of total return is contained in each Fund's respective Prospectuses and Statement of Additional Information.

                 COMMON STOCK FUND (CLASS Z)

                                  (BAR CHART)

          2.06%   30.84%  20.71%  25.37%  26.28%  25.76%
                                                          -5.73%  -17.60% -24.92% 26.87%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  Class Z's year-to-date total return through   For period shown in bar chart:
  September 30, 2004, was -2.39%                Best quarter: Fourth Quarter 1998, +23.30%
                                                Worst quarter: Third Quarter 2002, -17.95%


               LARGE CAP CORE FUND (CLASS Z)(1)

                                  (BAR CHART)

          5.12%   29.67%  20.20%  29.66%  15.96%  7.09%   3.95%                   22.83%
                                                                  -5.56%  -24.86%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  Class Z's year-to-date total return through   For period shown in bar chart:
  September 30, 2004, was -2.27%.               Best quarter: Fourth Quarter 1998, +20.76%
                                                Worst quarter: Third Quarter 2002, -18.91%

 (1) The calendar year total returns shown include returns of Trust Shares of the Galaxy Growth and Income Fund (the "Galaxy Fund"), the predecessor to the Large Cap Core Fund, for periods prior to December 9, 2002, the date on which Class Z shares were initially offered by the Large Cap Core Fund, and returns of Trust Shares of a separate portfolio of the Shawmut Funds (the "Shawmut Funds"), the predecessor to the Galaxy Fund, for periods prior to December 4, 1995.

The following tables list each Fund's average annual total return for each class of its shares for the one-year, five-year and ten-year periods ending December 31, 2003, (including applicable sales charges), for Class A, B, C, D and Z shares of the Common Stock Fund and for Class A, B, C and Z shares of the Large Cap Core Fund. These tables are intended to provide you with some indication of the risks of investing in the Funds. At the bottom of each table, you can compare the Funds' performance with one or more broad-based market indices.

After-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and may not be relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

COMMON STOCK FUND(2)

                                                        1 YEAR    5 YEARS   10 YEARS
                                                        -------   -------   --------
Class A (%)
  Return Before Taxes                                    19.09     -2.68       8.34
  Return After Taxes on Distributions                    19.06     -3.62       6.36
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               12.44     -2.55       6.35
------------------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                                    20.29     -2.05       8.87
  Return After Taxes on Distributions                    20.29     -2.99       6.89
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               13.19     -2.02       6.84
------------------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                                    24.35     -1.71       8.88
  Return After Taxes on Distributions                    24.35     -2.63       6.89
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               15.83     -1.73       6.85
------------------------------------------------------------------------------------
Class D (%)
  Return Before Taxes                                    22.96     -1.92       8.77
  Return After Taxes on Distributions                    22.96     -2.84       6.78
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               14.92     -1.90       6.75
------------------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                                    26.87      1.43       9.03
  Return After Taxes on Distributions                    26.76     -2.39       7.03
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               17.60     -1.51       6.97
------------------------------------------------------------------------------------
S&P 500 Index (%)(3)                                     28.68     -0.57      11.07
------------------------------------------------------------------------------------
Russell 1000 Index (%)(3)                                29.89     -0.13      11.00

 (2) Class A, Class B, Class C and Class D are newer classes of shares. Their performance information includes returns of the Common Stock Fund's Class Z shares (the oldest existing fund class) for periods prior to their inception. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between Class Z shares and the newer classes of shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of the newer classes of shares would have been lower. Class C shares were initially offered on October 13, 2003, Class A, B and D shares were initially offered on November 1, 2002, and Class Z shares were initially offered on October 1, 1991.

 (3) Beginning in 2004, the Common Stock Fund's benchmark was changed to the Russell 1000 Index, an unmanaged index that tracks the performance of 1000 of the largest U.S. companies, based on market capitalization. Previously, the Fund's returns were compared to the S&P 500 Index. The advisor believes that the Russell 1000 Index, because of its greater emphasis on large-capitalization companies, more accurately reflects the type of securities in which the Fund invests. The Fund's average annual returns for the one-year, five-year and ten-year periods are shown compared to the Russell 1000 Index, as well as the Fund's previous benchmark, the S&P 500 Index.

LARGE CAP CORE FUND

                                                        1 YEAR    5 YEARS   10 YEARS
                                                        -------   -------   --------
Class A (%)
  Return Before Taxes                                    15.08    -2.01(4)    8.20(4)
  Return After Taxes on Distributions                    15.03    -2.83(4)    6.25(4)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                                9.85    -1.63(4)    6.23(4)
------------------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                                    16.61    -1.90(4)    8.43(4)
  Return After Taxes on Distributions                    16.59    -2.61(4)    6.55(4)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               10.81    -1.74(4)    6.52(4)
------------------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                                    20.51    -1.58(4)    8.42(4)
  Return After Taxes on Distributions                    20.49    -2.28(4)    6.54(4)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               13.35    -1.48(4)    6.51(4)
------------------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                                    22.83    -0.60(5)    9.10(5)
  Return After Taxes on Distributions                    22.49    -1.52(5)    7.05(5)
  Return After Taxes on Distributions and Sale of Fund
    Shares                                               13.99(5) -0.56(5)    6.96(5)
------------------------------------------------------------------------------------
S&P 500 Index (%)(4),(6)                                 28.68     -0.57     11.07

 (4) The returns for Class A and Class B shares include the returns of Prime A Shares (for Class A shares) and Prime B Shares (for Class B shares) of the Galaxy Fund for periods prior to December 9, 2002, the date on which Class A and Class B shares were initially offered by the Fund. The returns shown for Class A shares and Class B shares also include the returns of Retail A Shares of the Galaxy Fund (adjusted, as necessary, to reflect the sales charge applicable to Class A shares and Class B shares, respectively) for periods prior to the date of inception of Prime A and Prime B Shares (November 1, 1998). Class A and Class B shares generally would have had substantially similar returns to Retail A Shares because they would have been invested in the same portfolio of securities, although returns would have been lower to the extent that expenses for Class A and Class B shares exceed expenses paid by Retail A Shares. The returns shown for Class C shares include the returns of Prime B Shares of the Galaxy Fund (adjusted to reflect the sales charge applicable to Class C shares) for periods prior to December 9, 2002, the date on which Class C shares were initially offered. The returns shown for Class C shares also include the returns of Retail A Shares of the Galaxy Fund (adjusted to reflect the sales charges applicable to Class C shares) for periods prior to the inception of Prime B Shares (November 1, 1998). Class C shares generally would have had substantially similar returns to Retail A and Prime B Shares because they would have been invested in the same portfolio of securities, although the returns would have been lower to the extent that expenses for Class C shares exceed expenses paid by Retail A and Prime B Shares. Retail A Shares were initially offered on February 12, 1993.

 (5) The average annual total returns shown include returns of Trust Shares of the Galaxy Fund for periods prior to December 9, 2002, the date on which Class Z shares were initially offered by the Fund, and returns of Trust Shares of the Shawmut Fund (whose shares were initially offered on December 14, 1992), for periods prior to December 14, 1995.

 (6) The Large Cap Core Fund's returns are compared to the Standard & Poor's 500 Index ("S&P 500 Index"), an unmanaged index that tracks the performance of 500 widely held large-capitalization U.S. stocks. Unlike the Fund, indices are not investments, do not incur fees or expenses and are not professionally managed.

  Federal Income Tax Consequences

The Acquisition is intended to be a tax-free reorganization. Ropes & Gray LLP has delivered to the Large Cap Core Fund and the Common Stock Fund an opinion, and the closing of the Acquisition will be conditioned on receipt of a letter from Ropes & Gray LLP confirming such opinion, to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), although not entirely free from doubt, for federal income tax purposes:

- the Acquisition will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Common Stock Fund and the Large Cap Core Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

- under Section 361 of the Code, no gain or loss will be recognized by the Common Stock Fund upon the transfer of its assets to the Large Cap Core Fund in exchange for Large Cap Core Fund shares and the assumption by the Large Cap Core Fund of the Common Stock Fund's liabilities, or upon the distribution of Large Cap Core Fund shares by the Common Stock Fund to its shareholders in liquidation;

- under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Common Stock Fund on the distribution of Large Cap Core Fund shares to them in exchange for their shares of the Common Stock Fund;

- under Section 358 of the Code, the aggregate tax basis of the Large Cap Core Fund shares that the Common Stock Fund's shareholders receive in exchange for their Common Stock Fund shares will be the same as the aggregate tax basis of the Common Stock Fund shares exchanged therefor;

- under Section 1223(1) of the Code, an Common Stock Fund shareholder's holding period for the Large Cap Core Fund shares received will be determined by including the holding period for the Common Stock Fund shares exchanged therefor, provided that the shareholder held the Common Stock Fund shares as a capital asset;

- under Section 1032 of the Code, no gain or loss will be recognized by the Large Cap Core Fund upon receipt of the assets transferred to the Large Cap Core Fund in exchange for Large Cap Core Fund shares and the assumption by the Large Cap Core Fund of the liabilities of the Common Stock Fund;

- under Section 362(b) of the Code, the Large Cap Core Fund's tax basis in the assets that the Large Cap Core Fund receives from the Common

  Stock Fund will be the same as the Common Stock Fund's tax basis in such assets immediately prior to such exchange;

- under Section 1223(2) of the Code, the Large Cap Core Fund's holding periods in such assets will include the Common Stock Fund's holding periods in such assets; and

- under Section 381 of the Code, the Large Cap Core Fund will succeed to the capital loss carryovers of the Common Stock Fund, if any, but the use by the Large Cap Core Fund of any such capital loss carryovers (and of capital loss carryovers of the Large Cap Core Fund) may be subject to limitation under
  Section 383 of the Code.

The opinion is, and the confirming letter will be, based on certain factual certifications made by officers of the Common Stock Fund and Trust XI and will also be based on customary assumptions. Neither the opinion nor the confirmation letter is a guarantee that the tax consequences of the Acquisition will be as described above.

Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Prior to the closing of the Acquisition, the Common Stock Fund will, and the Large Cap Core Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains (after reduction by any available capital loss carryforwards), if any, through the closing of the Acquisition. Such distributions will be taxable to shareholders.

The Large Cap Core Fund's ability to carry forward the pre-Acquisition losses of the Common Stock Fund will technically be limited as a result of the Acquisition due to the effect of loss limitation rules under applicable tax law. The effect of this limitation, however, will depend on the amount of losses in each Fund at the time of the Acquisition. For example, based on data as of September 29, 2004, the Common Stock Fund had pre-Acquisition "net losses" (i.e., capital loss carryforwards as of last fiscal year end as adjusted by year-to-date realized gains or losses and all unrealized gains) equal to 14% of its net assets. At that time, the Large Cap Core Fund had net realized and unrealized gains that exceeded its capital loss carryforwards, and, hence, no net losses. If the Acquisition were to have occurred on September 29, 2004, the combined fund would have had net losses equal to 1% of its net assets. Due to the combined effects of loss limitation rules and the spreading of losses over a larger asset base, the amount of net losses as a percentage of net assets available to shelter future growth of the Common Stock Fund would have decreased from 14% to 1% (a difference of 13 percentage points), and the same figure with respect to the Large Cap Core Fund would have increased from 0% to 1% (a difference of 1 percentage point). In addition, the Common Stock Fund's pre-Acquisition losses would have been unavailable to offset the pre-Acquisition unrealized gains of the Large Cap Core Fund. If those unrealized gains had been recognized as of the date of the Acquisition, the combined fund would have been required to make a taxable distribution equal to 5.23% of its net assets to all its shareholders. As a result, shareholders of the Common Stock Fund could, under certain circumstances, pay more taxes, or pay taxes sooner, than they would if the Acquisition had not occurred.

This description of the federal income tax consequences of the Acquisition is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Acquisitions, including the applicability and effect of state, local, non-U.S. and other tax laws.

THE DIRECTORS OF THE COMMON STOCK FUND UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION AND THE DISSOLUTION OF THE COMMON STOCK FUND IN ACCORDANCE WITH THE AGREEMENT AND PLAN OF REORGANIZATION.

  Required Vote for the Proposal

Approval of the Agreement and Plan of Reorganization and dissolution under state law will require the affirmative vote of the holders of more than 50% of the outstanding shares of the Common Stock Fund. A vote of the shareholders of the Large Cap Core Fund is not needed to approve the Acquisition.

                                    GENERAL

INVESTMENT ADVISOR

Columbia Management Advisors, Inc., located at 100 Federal Street, Boston, Massachusetts 02110, is each Fund's investment advisor. Columbia Management is responsible for each Fund's management, subject to oversight by the Fund's Board of Trustees or Board of Directors, as the case may be. In its duties as investment advisor, Columbia Management runs each Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc., which is an indirect wholly owned subsidiary of Bank of America Corporation. Prior to April 1, 2004, Columbia was an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Effective April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

VOTING INFORMATION

The Directors of the Common Stock Fund are soliciting proxies from the shareholders of the Common Stock Fund in connection with the Meeting, which has been called to be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at One Financial Center, Boston, Massachusetts 02111. The meeting notice, this combined Prospectus/Proxy Statement and proxy inserts are being mailed to shareholders beginning on or about December [__], 2004.

  Information About Proxies and the Conduct of the Meeting

Solicitation of Proxies. Proxies will be solicited primarily by mailing this combined Prospectus/Proxy Statement and its enclosures, but proxies may also be solicited through further mailings, telephone calls, personal interviews or e-mail by officers of the Common Stock Fund or by employees or agents of Columbia and its affiliated companies. In addition, [Georgeson Shareholder] has been engaged to assist in the solicitation of proxies, at an estimated cost of approximately $11,811. [Columbia Management will bear the cost of such solicitation.]

  Voting Process

You can vote in any one of the following ways:

     a. By mail, by filling out and returning the enclosed proxy card;

     b. By phone, fax or Internet (see enclosed proxy insert for instructions);
        or

     c. In person at the Meeting.

Shareholders who owned shares on the record date, December 1, 2004, are entitled to vote at the Meeting. Shareholders of the Common Stock Fund are entitled to cast one vote for each share owned on the record date. If you choose to vote by mail or fax and you are an individual account owner, please sign exactly as your name appears on the proxy insert. Either owner of a joint account may sign the proxy insert, but the signer's name must exactly match the name that appears on the card.

Costs. The estimated costs of the Meeting, including the costs of soliciting proxies, and the costs of the Acquisition to be borne by the Large Cap Core Fund and the Common Stock Fund are approximately $63,913 and $0, respectively. Columbia is also bearing a portion of such costs. This portion to be borne by Columbia is in addition to the amounts to be borne by the Funds. In the event that the shareholders of the Common Stock Fund do not approve the Agreement and Plan of Reorganization or the Acquisition does not close for any reason, Columbia will bear the costs of the failed Acquisition which would otherwise have been borne by the Large Cap Core Fund and the Common Stock Fund.

Voting and Tabulation of Proxies. Shares represented by duly executed proxies will be voted as instructed on the proxy. If no instructions are given, the proxy will be voted in favor of the Proposal. You can revoke your proxy by sending a signed, written letter of revocation to the Secretary of the Common Stock Fund, by properly executing and submitting a later-dated proxy or by attending the Meeting and voting in person.

Votes cast in person or by proxy at the Meeting will be counted by persons appointed by the Large Cap Core Fund as tellers for the Meeting (the "Tellers"). A majority of the shares of the Common Stock Fund entitled to vote on the record date, present in person or represented by proxy, constitute a quorum for the transaction of business by the shareholders of the Common Stock Fund at the Meeting. In determining whether a quorum is present, the Tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" as shares that are present and entitled to vote. Abstentions and broker non-votes have the effect of a negative vote on the Proposal. "Broker non-votes" are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and
(ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted.

Advisors' and Underwriter's Addresses. The address of each Fund's investment advisor, Columbia Management, is 100 Federal Street, Boston, Massachusetts 02110. The address of each Fund's principal underwriter, Columbia Funds Distributor, Inc., is One Financial Center, Boston, Massachusetts 02111.

Outstanding Shares and Significant Shareholders. Appendix B to this Prospectus/Proxy Statement lists the total number of shares outstanding as of December 1, 2004, for each class of the Common Stock Fund entitled to vote at the Meeting. It also identifies holders of more than five percent of any class of shares of each Fund, and contains information about the executive officers, Directors and Trustees of the Funds and their shareholdings in the Funds and the Trusts.

Adjournments; Other Business. If the Common Stock Fund has not received enough votes by the time of the Meeting to approve the Proposal, the persons named as proxies may propose that such Meeting be adjourned one or more times to permit further solicitation of proxies. Any adjournment requires the affirmative vote of a majority of the total number of shares of the Common Stock Fund that are present in person or by proxy on the question when the adjournment is being voted on. The persons named as proxies will vote in favor of any such adjournment all proxies that they are entitled to vote in favor of the Proposal. They will vote against any such adjournment any proxy that directs them to vote against the Proposal. They will not vote any proxy that directs them to abstain from voting on the Proposal.

The Meeting has been called to transact any business that properly comes before it. The only business that management of the Common Stock Fund intends to present or knows that others will present is the Proposal.

APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of [ ____________ ], 2004, is by and among Columbia Funds Trust XI (the "Trust"), a Massachusetts business trust established under a Declaration of Trust dated January 8, 1987, as amended, on behalf of Columbia Large Cap Core Fund (the "Acquiring Fund"); Columbia Common Stock Fund, Inc. (the "Acquired Fund"), an Oregon corporation established under Articles of Incorporation dated June 12, 1991, as amended; and Columbia Management Group, Inc. ("Columbia").

This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Sections 361(a) and Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and any successor provision. The reorganization will consist of the transfer of all of the assets of the Acquired Fund attributable to its Class A shares in exchange for Class A shares of beneficial interest of the Acquiring Fund ("Class A Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class B shares in exchange for Class B shares of beneficial interest of the Acquiring Fund ("Class B Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class C shares in exchange for Class C shares of beneficial interest of the Acquiring Fund ("Class C Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class D shares in exchange for Class C shares of beneficial interest of the Acquiring Fund ("Class D/C Acquisition Shares") the transfer of all of the assets of the Acquired Fund attributable to its Class Z shares in exchange for Class Z shares of beneficial interest of the Acquiring Fund ("Class Z Acquisition Shares" and together with the Class A Acquisition Shares, Class B Acquisition Shares, Class C Acquisition Shares and Class D/C Acquisition Shares, the "Acquisition Shares") and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (other than certain expenses of the reorganization contemplated hereby) and the distribution of the Class A Acquisition Shares, the Class B Acquisition Shares, the Class C Acquisition Shares, the Class D/C Acquisition Shares and the Class Z Acquisition Shares to the Class A, Class B, Class C, Class D and Class Z shareholders, respectively, of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ACQUISITION SHARES AND LIQUIDATION OF ACQUIRED FUND.

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

          (a) The Trust, on behalf of the Acquired Fund, will transfer and deliver to the Acquiring Fund, and the Acquiring Fund will acquire, all the assets of the Acquired Fund as set forth in paragraph 1.2;

          (b) The Acquiring Fund will assume all of the Acquired Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date (as defined in paragraph 1.2 hereof) (the "Obligations"), except that expenses of the reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2 shall not be assumed or paid by the Acquiring Fund; and

          (c) The Acquiring Fund will issue and deliver to the Acquired Fund in exchange for such assets the number of Class A, Class B, Class C, Class D/C and Class Z Acquisition Shares (including fractional shares, if any) determined by dividing the net asset values of the Class A, Class B, Class C, Class D and Class Z shares of the Acquired Fund, respectively, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A, Class B, Class C or Class Z Acquisition Share, as applicable, computed in the manner and as of the time and date set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets which are owned by the Acquired Fund on the closing date provided in paragraph
          3.1 (the "Closing Date") and any deferred expenses, other than unamortized organizational expenses, shown as an asset on the books of the Acquired Fund on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Trust's current and former Trustees and officers, acting in their capacities as such, under the Trust's Declaration of Trust and Bylaws as in effect as of the date of this Agreement shall survive the reorganization as obligations of the Acquiring Fund and shall continue in full force and effect, without any amendment thereto, and shall constitute rights which may be asserted against the Trust, its successors or assigns.

     1.3 As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to its Class A shareholders of record ("Acquired Fund Class A Shareholders"), determined as of the close of business on the Valuation Date (as defined in paragraph 2.1), Class A Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class B shareholders of record ("Acquired Fund Class B Shareholders"), determined as of the close of business on the Valuation Date, Class B Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class C shareholders of record ("Acquired Fund Class C Shareholders"), determined as of the close of business on the Valuation Date, Class C Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class D shareholders of record ("Acquired Fund Class D Shareholders"), determined as of the close of business on the Valuation Date, Class D/C Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; and to its Class Z shareholders of record ("Acquired Fund Class Z Shareholders," and collectively with Acquired Fund Class A Shareholders, Acquired Fund Class B Shareholders, Acquired Fund Class C Shareholders and Acquired Fund Class D Shareholders, the "Acquired Fund Shareholders"), determined as of the close of business on the Valuation Date, Class Z Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of Acquisition Shares due such shareholders. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

     1.4  With respect to Acquisition Shares distributable pursuant to paragraph
          1.3 to an Acquired Fund Shareholder holding a certificate or certificates for shares of the Acquired Fund, if any, on the Valuation Date, the Trust will not permit such shareholder to receive Acquisition Share certificates therefor, exchange such Acquisition Shares for shares of other investment companies, effect an account transfer of such Acquisition Shares, or pledge or redeem such Acquisition Shares until the Trust has been notified by the Acquired Fund or its agent that such Acquired Fund Shareholder has surrendered all his or her outstanding certificates for Acquired Fund shares or, in the event of lost certificates, posted adequate bond.

     1.5 As soon as practicable after the Closing Date, the Acquired Fund shall file an application pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order declaring that it has ceased to be an investment company and, upon receipt of such order, shall make all filings and take all other steps as shall be necessary and proper to effect its complete dissolution under Oregon law. After the Closing Date, the Acquired Fund shall not conduct any business except in connection with its liquidation, deregistration, and dissolution.

2.   VALUATION.

     2.1 For the purpose of paragraph 1, the value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value computed as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (such time and date being herein called the "Valuation Date") using the valuation procedures set forth in the Declaration of Trust of the Trust and the then current prospectus or prospectuses or statement or statements of additional information of the Acquiring Fund (collectively, as amended or supplemented from time to time, the "Acquiring Fund Prospectus"), after deduction for the expenses of the reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2, and shall be certified by the Acquired Fund.

     2.2 For the purpose of paragraph 2.1, the net asset value of a Class A, Class B, Class C, Class D/C or Class Z Acquisition Share shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the

          Declaration of Trust of the Trust and the Acquiring Fund Prospectus.

3.   CLOSING AND CLOSING DATE.

     3.1 The Closing Date shall be on February 25, 2005, or on such other date as the parties may agree. The Closing shall be held at 9:00 a.m. at Columbia's offices, One Financial Center, Boston, Massachusetts 02111, or at such other time and/or place as the parties may agree.

     3.2 The portfolio securities of the Acquired Fund shall be made available by the Acquired Fund to State Street Bank and Trust Company, as custodian for the Acquiring Fund (the "Custodian"), for examination no later than five business days preceding the Valuation Date. On the Closing Date, such portfolio securities and all the Acquired Fund's cash shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund, such portfolio securities to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department's book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the 1940 Act accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of "State Street Bank and Trust Company, custodian for Columbia Large Cap Core Fund."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Trust or the Acquiring Fund upon the giving of written notice to the other party.

     3.4 At the Closing, the Acquired Fund or its transfer agent shall deliver to the Acquiring Fund or its designated agent a list of the names and addresses of the Acquired Fund Shareholders and the number of outstanding shares of common stock of the Acquired Fund owned by each Acquired Fund Shareholder, all as of the close of business on the Valuation Date, certified by the Vice President, Secretary or Assistant Secretary of the Trust. The Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that the Acquisition Shares issuable pursuant to paragraph 1.1 have been credited to the Acquired Fund's account on the books of the Acquiring Fund. On the Liquidation Date, the Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that such Acquisition Shares have been credited pro rata to open accounts in the names of the Acquired Fund Shareholders as provided in paragraph 1.3.

     3.5 At the Closing each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 1.

4.   REPRESENTATIONS AND WARRANTIES.

     4.1 The Acquired Fund represents and warrants the following to the Trust and to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Acquired Fund is a corporation duly organized and validly existing under the laws of the State of Oregon;

        (b) The Acquired Fund is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect;

        (c) The Acquired Fund is not in violation in any material respect of any provision of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which the Acquired Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) which if terminated may result in material liability to the Acquired Fund or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Acquired Fund;

        (e) To the knowledge of the Acquired Fund, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Fund, any of its properties or assets, or any person whom the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (f) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Acquired Fund at, as of and for the year ended August 31, 2004, audited by PricewaterhouseCoopers LLP, copies of which have been furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the Acquired Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquired Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since August 31, 2004;

        (g) Since August 31, 2004, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquired Fund of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph
            (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (h) As of the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquired Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquired Fund's knowledge, it will not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

        (i) The Acquired Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. The Acquired Fund has not at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquired Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquired Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquired Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (j) The authorized capital of the Acquired Fund consists of Class A shares, Class B shares, Class C shares, Class D shares and Class Z shares of common stock. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquired Fund's then current prospectus or prospectuses or statement or statements of additional information (collectively, as amended or supplemented from time to time, the "Acquired Fund Prospectus")) by the Acquired Fund and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares which convert to Class A shares after the expiration of a period of time, no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of common stock of the Acquired Fund are outstanding and none will be outstanding on the Closing Date;

        (k) The Acquired Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus or prospectuses and statement or statements of additional information as in effect from time to time, except as previously disclosed in writing to the Acquiring Fund;

        (l) The execution, delivery and performance of this Agreement has been duly authorized by the Directors of the Acquired Fund, and, upon approval thereof by the required majority of the shareholders of the Acquired Fund, this Agreement will constitute the valid and binding obligation of the Acquired Fund enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (m) The Acquisition Shares to be issued to the Acquired Fund pursuant to paragraph 1 will not be acquired for the purpose of making any distribution thereof other than to the Acquired Fund Shareholders as provided in paragraph 1.3;

        (n) The information provided by the Acquired Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations as applicable thereto;

        (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and [state insurance, securities or "Blue Sky" laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico)];

        (p) At the Closing Date, the Trust, on behalf of the Acquired Fund, will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and liabilities and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of June 30, 2004, referred to in subparagraph 4.1(f) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Closing Date;

        (q) At the Closing Date, the Acquired Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act and in compliance with such other mandatory investment restrictions as are set forth in the Acquiring Fund Prospectus, as amended through the Closing Date; and

        (r) No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed by the Acquired Fund to the Acquiring Fund.

     4.2 The Trust, on behalf of the Acquiring Fund, represents and warrants the following to the Acquired Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

        (b) The Trust is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquiring Fund is a separate series thereof duly designated in accordance with the applicable provisions of the Declaration of Trust of the Trust and the 1940 Act;

        (c) The Acquiring Fund Prospectus conforms in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no material contracts to which the Acquiring Fund is a party that are not referred to in such Prospectus or in the registration statement of which it is a part;

        (d) At the Closing Date, the Acquiring Fund will have good and marketable title to its assets;

        (e) The Trust is not in violation in any material respect of any provisions of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust is a party or by which the

            Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (f) To the knowledge of such counsel, except as has been disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquiring Fund, any of their properties or assets, or any person whom the Acquiring Fund may be obligated to indemnify in connection with such liquidation, proceeding or investigation, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (g) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments at, as of and for the year ended September 30, 2004, of the Acquiring Fund, audited by PricewaterhouseCoopers LLP, copies of which have been furnished to the Acquired Fund, fairly reflect the financial condition and results of operations of the Acquiring Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquiring Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since September 30, 2004;

        (h) Since September 30, 2004, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquiring Fund of indebtedness. For the purposes of this subparagraph (h), changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (i) As of the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or any assessments received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquiring Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquiring Fund's knowledge, it will not have not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

        (j) The Acquiring Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. Neither the Trust nor the Acquiring Fund has at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquiring Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquiring Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquiring Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (k) The authorized capital of the Trust consists of an unlimited number of shares of beneficial interest, no par value, of such number of different series as the Board of Trustees may authorize from time to time. The outstanding shares of beneficial interest in the Acquiring Fund are, and at the Closing Date will be, divided into Class A shares, Class B shares, Class C Shares, Class G Shares, Class T shares and Class Z shares, each having the characteristics described in the Acquiring Fund Prospectus. All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquiring

            Fund Prospectus) by the Trust, and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares and Class G shares which convert to Class A shares and Class T shares, respectively, no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of beneficial interest in the Acquiring Fund of any class are outstanding and none will be outstanding on the Closing Date;

        (l) The Acquiring Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Acquiring Fund Prospectus;

        (m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust, and this Agreement constitutes the valid and binding obligation of the Trust and the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (n) The Acquisition Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Class A, Class B, Class C and Class Z shares of beneficial interest in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Trust, and no shareholder of the Trust will have any preemptive right of subscription or purchase in respect thereof;

        (o) The information to be furnished by the Acquiring Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations applicable thereto; and

        (p) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this

            Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and state insurance, securities or "Blue Sky" laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

5.   COVENANTS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

The Acquired Fund and the Trust, on behalf of the Acquiring Fund, each hereby covenants and agrees with the other as follows:

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

     5.2 The Acquired Fund will call a meeting of its shareholders to be held prior to the Closing Date to consider and act upon this Agreement and take all other reasonable action necessary to obtain the required shareholder approval of the transactions contemplated hereby.

     5.3 In connection with the Acquired Fund shareholders' meeting referred to in paragraph 5.2, the Acquired Fund will prepare a Prospectus/Proxy Statement for such meeting, to be included in a Registration Statement on Form N-14 (the "Registration Statement") which the Trust will prepare and file for the registration under the 1933 Act of the Acquisition Shares to be distributed to the Acquired Fund shareholders pursuant hereto, all in compliance with the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act.

     5.4 The information to be furnished by the Acquired Fund for use in the Registration Statement and the information to be furnished by the Acquiring Fund for use in the Prospectus/Proxy Statement, each as referred to in paragraph 5.3, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations thereunder applicable thereto.

     5.5 The Acquiring Fund will advise the Acquired Fund promptly if at any time prior to the Closing Date the assets of the Acquired Fund include any securities which the Acquiring Fund is not permitted to acquire.

     5.6 Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party's obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

     5.7 The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or "Blue Sky" laws as it may deem appropriate in order to continue its operations after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Trust and the Acquiring Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     6.1 The Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Trust and the Acquiring Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date.

     6.2 The Acquired Fund shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Trust for the transactions contemplated hereby, dated the Closing Date and, in a form satisfactory to the Trust, to the following effect:

        (a) The Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquiring Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the Declaration of Trust and By-laws of the Trust;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquiring Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Acquired Fund is the valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquiring Fund has the power to assume the liabilities to be assumed by it hereunder and upon consummation of the transactions contemplated hereby the Acquiring Fund will have duly assumed such liabilities;

        (d) The Acquisition Shares to be issued for transfer to the Acquired Fund Shareholders as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and fully paid and nonassessable Class A, Class B, Class C and Class Z shares of beneficial interest in the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof;

        (e) The execution and delivery of this Agreement did not, and the performance by the Trust and the Acquiring Fund of their respective obligations hereunder will not, violate the Trust's Declaration of Trust or By-laws, or any provision of any agreement known to such counsel to which the Trust or the Acquiring Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Trust or the Acquiring Fund is a party or by which either of them is bound;

        (f) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Trust or the Acquiring Fund of the transactions contemplated by this Agreement except such as may be required under state securities or "Blue Sky" laws or such as have been obtained;

        (g) Such counsel does not know of any legal or governmental proceedings relating to the Trust or the Acquiring Fund existing on or before the date of mailing of the Prospectus/ Proxy Statement referred to in paragraph 5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (h) The Trust is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (i) To the knowledge of such counsel, except as has been disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquiring Fund or any of their properties or assets or any person whom the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated hereby.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     7.1 The Acquired Fund shall have delivered to the Trust, on behalf of the Acquiring Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquired Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date;

     7.2  The Trust shall have received a favorable opinion of
          [               ], counsel to the Acquired Fund, dated the Closing
          Date and in a form satisfactory to the Trust, to the following effect:

        (a) The Acquired Fund is a corporation duly organized and validly existing under the laws of the State of Oregon and has power to own all of its properties and assets and to carry on its business as presently conducted;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquired Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Trust on behalf of the Acquiring Fund, is the valid and binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquired Fund has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Acquired Fund will have duly transferred such assets to the Fund;

        (d) The execution and delivery of this Agreement did not, and the performance by the Acquired Fund of their respective obligations hereunder will not, violate the Acquired Fund's Articles of Incorporation or By-laws, or any provision of any agreement known to such counsel to which the Acquired Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Acquired Fund is a party or by which it is bound;

        (e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained;

        (f) Such counsel does not know of any legal or governmental proceedings relating to the Acquired Fund existing on or before the date of mailing of the Prospectus/Proxy Statement referred to in paragraph
            5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (g) The Acquired Fund is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (h) To the knowledge of such counsel, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Fund or any of its properties or assets or any person whom the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated thereby.

     7.3 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous dividends, shall have the effect of distributing all of the Acquired Fund's investment company taxable income for its taxable years ending on or after September 30, 2004, and on or prior to the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gains realized in each of its taxable years ending on or after September 30, 2004, and on or prior to the Closing Date.

     7.4 The Acquired Fund shall have furnished to the Acquiring Fund a certificate, signed by the President (or any Vice President) and the Treasurer of the Acquired Fund, as to the adjusted tax basis in the hands of the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement.

     7.5 The custodian of the Acquired Fund shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held by such custodian as of the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

The respective obligations of the Acquired Fund and the Trust hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have received all necessary shareholder approvals at the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2.

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state "Blue Sky" and securities authorities) deemed necessary by the Acquired Fund or the Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The Acquired Fund shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Acquired Fund, and the Trust, on behalf of the Acquiring Fund, shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Trust, each substantially to the effect that, for federal income tax purposes:

        (a) The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the Acquiring Fund's assumption of the liabilities and obligations of the Acquired Fund and issuance of the Acquisition Shares, followed by the distribution by the Acquired Fund of such Acquisition Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund, all as provided in paragraph 1 hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

        (b) No gain or loss will be recognized by the Acquired Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for the Acquisition Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or (ii) upon the distribution of the Acquisition Shares by the Acquired Fund to its shareholders in liquidation, as contemplated in paragraph 1 hereof;

        (c) No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquired Fund in exchange for the assumption of liabilities and obligations and issuance of the Acquisition Shares as contemplated in paragraph 1 hereof;

        (d) The tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund;

        (e) The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund;

        (f) No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of all of their Acquired Fund shares for the Acquisition Shares;

        (g) The aggregate tax basis of the Acquisition Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

        (h) An Acquired Fund shareholder's holding period for the Acquisition Shares to be received will include the period during which the Acquired Fund shares exchanged therefor were held, provided that the shareholder held the Acquired Fund shares as a capital asset on the date of the exchange; and

        (i) The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

          The opinion and the confirming letter will be based on certain factual certifications made by officers of the Acquired Fund and the Trust and will also be based on customary assumptions. Neither the opinion nor the confirming letter is a guarantee that the tax consequences of the relevant Acquisition will be as described above.

          Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

     8.6 At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the Board of Directors of the Acquired Fund and the Board of Trustees of the Trust, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Acquired Fund or the Acquiring Fund.

9.  BROKERAGE FEES AND EXPENSES.

     9.1 The Acquired Fund and the Trust, on behalf of the Acquiring Fund, each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 All fees paid to governmental authorities for the registration or qualification of the Acquisition Shares and all transfer agency costs related to the Acquisition Shares shall be allocated
          [          ]. All fees and expenses related to printing, mailing,
          solicitation of proxies and tabulation of votes of Acquired Fund
          shareholders shall be allocated to [          ]. All of the other
          expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this
          Agreement shall be allocated equally between the [          ]. The
          expenses detailed above shall be borne [          ].

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

     10.1 The Acquired Fund and the Trust, on behalf of the Acquiring Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 1.1, 1.3, 1.5, 5.4, 9, 10, 13 and 14.

11.  TERMINATION.

     11.1 This Agreement may be terminated by the mutual agreement of the Acquired Fund and the Trust. In addition, either the Acquired Fund or the Trust may at its option terminate this Agreement at or prior to the Closing Date because:

     (a) Of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

     (b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

     (c) Any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 11.1(c) shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

         If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2005, this Agreement shall automatically terminate on that date unless a later date is agreed to by both the Acquired Fund and the Trust.

     11.2 If for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

12.  AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Trust, on behalf of the Acquiring Fund; provided, however, that following the shareholders' meeting called by the Acquired Fund pursuant to paragraph 5.2 no such amendment may have the effect of changing the provisions for determining the number of the Acquisition Shares to be issued to shareholders of the Acquired Fund under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Columbia Common Stock Fund, Inc. or Columbia Funds Trust XI, One Financial Center, Boston, Massachusetts 02111,
Attention: Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON-RECOURSE.

     14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3 This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the Commonwealth of Massachusetts, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     14.5 A copy of the Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that no trustee, officer, agent or employee of the Trust shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and properties of the Acquiring Fund.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as a sealed instrument by its President or Treasurer and its corporate seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

                                           COLUMBIA COMMON STOCK FUND, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

                                           COLUMBIA FUNDS TRUST XI
                                           on behalf of its Columbia Large Cap
                                           Core Fund series

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

                                           Solely for purposes of Paragraph 9.2
                                           of the Agreement

                                           COLUMBIA MANAGEMENT GROUP, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

APPENDIX B -- FUND INFORMATION

SHARES OUTSTANDING AND ENTITLED TO VOTE OF THE COMMON STOCK FUND

For each class of the Common Stock Fund's shares entitled to vote at the Meeting, the number of shares outstanding as of December 1, 2004 was as follows:

                                            NUMBER OF SHARES OUTSTANDING
FUND                                CLASS       AND ENTITLED TO VOTE
----                                -----   ----------------------------
Common Stock Fund                     A
                                      B
                                      C
                                      D
                                      Z

OWNERSHIP OF SHARES

As of November 30, 2004, each of Trust XI and the Common Stock Fund believes that, as a group, the Trustees, Directors, and officers, as the case may be, of the respective Funds owned less than one percent of each class of shares of each Fund and of Trust XI as a whole. As of December 1, 2004, the following shareholders of record owned five percent or more of the outstanding shares of the noted class of shares of the noted Fund:

                                               NUMBER OF    PERCENTAGE OF
                                              OUTSTANDING    OUTSTANDING
FUND                       NAME AND ADDRESS    SHARES OF      SHARES OF
AND CLASS                   OF SHAREHOLDER    CLASS OWNED    CLASS OWNED
---------                  ----------------   -----------   -------------
LARGE CAP CORE FUND
  Class A
  Class B
  Class C
  Class G
  Class T
  Class Z
COMMON STOCK FUND
  Class A
  Class B
  Class C
  Class D
  Class Z

OWNERSHIP OF SHARES UPON CONSUMMATION OF ACQUISITION

As of December 1, 2004, the shareholders of record that owned five percent or more of the outstanding shares of the noted class of shares of the noted Fund would own the following percentage of the Large Cap Core Fund upon consummation of the Acquisition:

                                                             PERCENTAGE OF
                                                           OUTSTANDING SHARES
                                                                OF CLASS
                                                               OWNED UPON
                                                            CONSUMMATION OF
FUND AND CLASS           NAME AND ADDRESS OF SHAREHOLDER      ACQUISITION
--------------           -------------------------------   ------------------
LARGE CAP CORE FUND
  Class A
  Class B
  Class C
  Class T
  Class G
  Class Z

APPENDIX C -- CAPITALIZATION

The following table shows on an unaudited basis the capitalization of the Common Stock Fund and the Large Cap Core Fund as of October 29, 2004, and on a pro forma combined basis, giving effect to the acquisition of the assets and liabilities of the Common Stock Fund by the Large Cap Core Fund at net asset value as of that date:

                                                                                     LARGE CAP
                                                  LARGE CAP                          CORE FUND
                               COMMON STOCK       CORE FUND        PRO FORMA         PRO FORMA
                                   FUND        (ACQUIRING FUND)   ADJUSTMENTS       COMBINED(1)
                              --------------   ----------------   -----------       ------------
CLASS A
Net asset value                $  1,168,044      $  9,012,361     $   (1,509)(3)    $ 10,178,896
Shares outstanding                   62,969           744,731         33,564             841,264
Net asset value per share      $      18.55      $      12.10                       $      12.10
CLASS B
Net asset value                $  2,110,621      $  3,394,719     $     (568)(3)    $  5,504,772
Shares outstanding                  115,279           288,698         64,195             468,172
Net asset value per share      $      18.31      $      11.76                       $      11.76
CLASS C
Net asset value                $     48,272      $    366,236     $  115,198(2)(3)  $    529,706
Shares outstanding                    2,636            31,140         11,270(2)           45,046
Net asset value per share      $      18.31      $      11.76                       $      11.76
CLASS D
Net asset value                $    115,259      $         --     $ (115,259)(2)    $         --
Shares outstanding                    6,298                --         (6,298)                 --
Net asset value per share             18.30                --                       $         --
CLASS G
Net asset value                $         --      $ 15,764,485     $   (2,639)(3)    $ 15,761,846
Shares outstanding                       --         1,353,255             --           1,353,255
Net asset value per share      $         --      $      11.65                       $      11.65
CLASS T
Net asset value                $         --      $178,563,684     $  (29,896)(3)    $178,533,788
Shares outstanding                       --        14,826,147             --          14,826,147
Net asset value per share      $         --      $      12.04                       $      12.04
CLASS Z
Net asset value                $289,210,925      $174,648,111     $  (29,240)(3)    $463,829,796
Shares outstanding               15,565,144        14,379,434      8,257,832          38,202,410
Net asset value per share      $      18.58      $      12.15                       $      12.14

(1) Assumes the Acquisition was consummated on October 29, 2004, and is for information purposes only. No assurance can be given as to how many shares of the Large Cap Core Fund will be received by the shareholders of the Common Stock Fund on the date the Acquisition takes place, and the foregoing should not be relied upon to reflect the number of shares of the Large Cap Core Fund that actually will be received on or after such date.

(2) Includes net assets and shares from Class D. Class D shareholders will receive Class C shares in connection with the Acquisition.

(3) Adjustments reflect one time proxy, accounting, legal and other costs of the reorganization of $0 and $63,913 to be borne by the Common Stock Fund and the Large Cap Core Fund, respectively.

APPENDIX D

 INFORMATION APPLICABLE TO CLASS A, CLASS B, CLASS C AND CLASS Z SHARES OF THE
                              LARGE CAP CORE FUND

HOW TO BUY SHARES

Your financial advisor can help you establish an appropriate investment portfolio, buy shares and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated public price. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.

Investment Minimums for Class A, B, and C Shares
Initial Investment                                             $1,000
Subsequent Investments                                         $   50
Automatic Investment Plan*                                     $   50
Retirement Plan*                                               $   25

 *   The initial investment minimum of $1,000 is waived on these plans.

The Fund reserves the right to change these investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

ELIGIBLE INVESTORS FOR CLASS Z SHARES

Only Eligible Investors may purchase Class Z shares, directly or by exchange. The Eligible Investors described below are subject to different minimum initial investment requirements. Eligible Investors and their applicable investment minimums are as follows:

$1,000 minimum initial investment

- Any shareholder (as well as any family member of a shareholder or person listed on an account registration for any account of the shareholder) of a fund distributed by Columbia Funds Distributor, Inc. (i) who holds Class Z shares; (ii) who holds Class A shares that were obtained by exchange of Class Z shares; or (iii) who purchased certain no-load shares of funds merged with funds distributed by Columbia Funds Distributor, Inc.;

- Any trustee or director (or family member of a trustee or director) of any fund distributed by Columbia Funds Distributor, Inc.; and

- Any employee (or family member of an employee) of FleetBoston Financial Corporation or its subsidiaries.

$100,000 minimum initial investment

- Clients of broker-dealers or registered investment advisors that both recommend the purchase of Fund shares and charge such clients an asset-based fee; and

- Any insurance company, trust company, bank, endowment, investment company or foundation purchasing shares for its own account.

No minimum initial investment

- Any client of Fleet National Bank or a subsidiary (for shares purchased through an asset management, trust, retirement plan administration or similar arrangement with Fleet National Bank or the subsidiary);

- A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from Columbia Funds Distributor, Inc. or through a third-party broker-dealer;

- Investors purchasing through Columbia Management Group state tuition plans organized under Section 529 of the Internal Revenue Code; and

- Any person investing all or part of the proceeds of a distribution, rollover or transfer of assets into a Columbia Individual Retirement Account, from any deferred compensation plan which was a shareholder of any of the funds of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000, in which the investor was a participant and through which the investor invested in one or more of the funds of Columbia Acorn Trust immediately prior to the distribution, transfer or rollover.

The Fund reserves the right to change the criteria for Eligible Investors and the investment minimums. No minimum investment applies to accounts participating in the automatic investment plan, however, each investment requires a $25 minimum purchase. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

Outlined below are the various options for buying shares:

METHOD                                       INSTRUCTIONS
Through your         Your financial advisor can help you establish your account
financial advisor    and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor must receive
                     your request prior to the close of regular trading on the
                     New York Stock Exchange (NYSE), usually 4:00 p.m. Eastern
                     time. Your financial advisor may charge you fees for
                     executing the purchase for you.
---------------------------------------------------------------------------------
By check (new        For new accounts send a completed application and check made
account)             payable to the Fund and mail to the transfer agent, Columbia
                     Funds Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
---------------------------------------------------------------------------------
By check (existing   For existing accounts fill out and return the additional
account)             investment stub included in your account statement, or send a letter of instruction including your Fund name and account number with a check made payable to the Fund to Columbia
                     Funds Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
---------------------------------------------------------------------------------
By exchange          You or your financial advisor may acquire shares of the Fund for your account by exchanging shares you own in a different fund distributed by Columbia Funds Distributor, Inc. for
                     shares of the same class of the Fund at no additional cost.
                     There may be an additional charge if exchanging from a money market fund. To exchange by telephone, call 1-800-422-3737.
                     Please see "How to Exchange Shares" for more information.
---------------------------------------------------------------------------------
By wire              You may purchase shares of the Fund by wiring money from
                     your bank account to your Fund account. To wire funds to
                     your Fund account, call 1-800-422-3737 for wiring
                     instructions.
---------------------------------------------------------------------------------
By electronic funds  You may purchase shares of the Fund by electronically
transfer             transferring money from your bank account to your Fund
                     account by calling 1-800-422-3737. An electronic funds
                     transfer may take up to two business days to settle and be considered in "good form." You must set up this feature
                     prior to your telephone request. Be sure to complete the
                     appropriate section of the application.
---------------------------------------------------------------------------------
Automatic            You may make monthly or quarterly investments automatically
investment plan      from your bank account to your Fund account. You may select a pre-authorized amount to be sent via electronic funds
                     transfer. Be sure to complete the appropriate section of the application for this feature.
---------------------------------------------------------------------------------
Automated dollar     You may purchase shares of the Fund for your account by
cost averaging       exchanging $100 or more each month from another fund for
                     shares of the same class of the Fund at no additional cost.
                     You must have a current balance of at least $5,000 in the
                     fund the money is coming from. Exchanges will continue so
                     long as your fund balance is sufficient to complete the
                     transfers. You may terminate your program or change the
                     amount of the exchange (subject to the $100 minimum) by
                     calling 1-800-345-6611. Be sure to complete the appropriate section of the account application for this feature.
---------------------------------------------------------------------------------

METHOD                                       INSTRUCTIONS
By dividend          You may automatically invest dividends distributed by
diversification      another fund into the same class of shares of the Fund at no additional sales charge. To invest your dividends in the
                     Fund, call 1-800-345-6611.

CHOOSING A SHARE CLASS

The Fund offers Class A, B, C and Z shares in this prospectus.

Each of Class A, Class B and Class C has its own sales charge and expense structure. Determining which of Class A, Class B, or Class C is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. If your financial advisor does not participate in the Class B discount program, purchases of $250,000 or more but less than $1 million can be made only in Class A or Class C shares. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.

As described below, the Fund also offers Class Z shares in this prospectus, but Class Z shares are available exclusively to certain institutional and other investors. In general, anyone who is eligible to purchase Class Z shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes. The Fund also offers Class G and Class T shares through a separate prospectus.

SALES CHARGES FOR CLASS A, B, AND C SHARES

You may be subject to an initial sales charge when you purchase, or a contingent deferred sales charge (CDSC) when you sell, shares of the Fund. These sales charges are described below. In certain circumstances, the sales charge may be waived, as described below and in the Statement of Additional Information.

Class A shares. Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the total amount of your purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.

  CLASS A SALES CHARGES

                                                                  % OF OFFERING
                                        AS A % OF                     PRICE
                                        THE PUBLIC   AS A % OF     RETAINED BY
                                         OFFERING       YOUR        FINANCIAL
AMOUNT PURCHASED                          PRICE      INVESTMENT      ADVISOR
Less than $50,000                          5.75         6.10          5.00
-------------------------------------------------------------------------------
$50,000 to less than $100,000              4.50         4.71          3.75
-------------------------------------------------------------------------------
$100,000 to less than $250,000             3.50         3.63          2.75
-------------------------------------------------------------------------------
$250,000 to less than $500,000             2.50         2.56          2.00
-------------------------------------------------------------------------------
$500,000 to less than $1,000,000           2.00         2.04          1.75
-------------------------------------------------------------------------------
$1,000,000 or more                         0.00         0.00          0.00

Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of the time of purchase. Subsequent Class A share purchases that bring your account value above $1 million (but less than $25 million) are subject to a CDSC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The CDSC does not apply to retirement plans purchasing through a fee-based program.

For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the distributor as follows:

  PURCHASES OVER $1 MILLION

AMOUNT PURCHASED                                             COMMISSION %
Less than $3 million                                             1.00
--------------------------------------------------------------------------
$3 million to less than $5 million                               0.80
--------------------------------------------------------------------------
$5 million to less than $25 million                              0.50
--------------------------------------------------------------------------
$25 million or more                                              0.25

The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding.

For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the distributor on all purchases of less than $3 million.

UNDERSTANDING CONTINGENT DEFERRED SALES CHARGES

Certain investments in Class A, B and C shares are subject to a CDSC, a sales charge applied at the time you sell your shares. You will pay the CDSC only on shares you sell within a certain amount of time after purchase. The CDSC generally declines each year until there is no charge for selling shares. The CDSC is applied to the net asset value at the time of purchase or sale, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When you place an order to sell shares, the Fund will automatically sell first those shares not subject to a CDSC and then those you have held the longest.

Reduced Sales Charges for Larger Investments. You may pay a lower sales charge when purchasing Class A shares through Rights of Accumulation. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the chart on the previous page), your current purchase will receive the lower sales charge; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares by signing a Statement of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $50,000 within 13 months. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. In addition, certain investors may purchase shares at a reduced sales charge or net asset value, which is the value of a fund share excluding any sales charges. See the Statement of Additional Information for a description of these situations. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.

Class B Shares. Your purchases of Class B shares are made at Class B's net asset value. Class B shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to elimination of the CDSC as shown in the applicable chart below. The CDSC generally declines each year and eventually disappears over time. The distributor pays your financial advisor an up-front commission on sales of Class B shares as described in the charts below.

  PURCHASES OF LESS THAN $250,000

  CLASS B SALES CHARGES

                                                           % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                              SHARES ARE SOLD
Through first year                                              5.00
--------------------------------------------------------------------------
Through second year                                             4.00
--------------------------------------------------------------------------
Through third year                                              3.00
--------------------------------------------------------------------------
Through fourth year                                             3.00
--------------------------------------------------------------------------
Through fifth year                                              2.00
--------------------------------------------------------------------------
Through sixth year                                              1.00
--------------------------------------------------------------------------
Longer than six years                                           0.00

Commission to financial advisors is 4.00%.

Automatic conversion to Class A shares occurs eight years after purchase.

You can pay a lower CDSC and reduce the holding period when making purchases of Class B shares through a financial advisor that participates in the Class B share discount program for larger purchases as described in the charts below. Some financial advisors are not able to participate because their record keeping or transaction processing systems are not designed to accommodate these reductions. For non-participating financial advisors, purchases of Class B shares must be less than $250,000. Consult your financial advisor to see whether it participates in the discount program for larger purchases. For participating financial advisors, Rights of Accumulation apply, so that if the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, is at or above a discount level, your current purchase will be subject to the lower CDSC and the applicable reduced holding period; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders.

  PURCHASES OF $250,000 TO LESS THAN $500,000:

  CLASS B SALES CHARGES

                                                           % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                              SHARES ARE SOLD
Through first year                                               3.00
---------------------------------------------------------------------------
Through second year                                              2.00
---------------------------------------------------------------------------
Through third year                                               1.00
---------------------------------------------------------------------------
Longer than three years                                          0.00

Commission to financial advisors is 2.50%.

Automatic conversion to Class A shares occurs four years after purchase.

  PURCHASES OF $500,000 TO LESS THAN $1 MILLION:

  CLASS B SALES CHARGES

                                                           % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                              SHARES ARE SOLD
Through first year                                              3.00
--------------------------------------------------------------------------
Through second year                                             2.00
--------------------------------------------------------------------------
Through third year                                              1.00

Commission to financial advisors is 1.75%.

Automatic conversion to Class A shares occurs three years after purchase.

If you exchange into a fund participating in the Class B share discount program or transfer your fund account from a financial advisor that does not participate in the program to one that does, the exchanged or transferred shares will retain the pre-existing CDSC but any additional purchases of Class B shares which, together with the exchanged or transferred account, exceed the applicable discount level will be subject to the lower CDSC and the reduced holding period for amounts in excess of the discount level. Your financial advisor will receive the lower commission for purchases in excess of the applicable discount level. If you exchange from a participating fund or transfer your account from a financial advisor that does participate in the program into a non-participating fund or financial advisor that does not participate in the program, the exchanged or transferred shares will retain the pre-existing CDSC schedule and holding period but all additional purchases of Class B shares will be subject to the higher CDSC and longer holding period of the non-participating fund or applicable to the non-participating financial advisor.

Please see the Statement of Additional Information for the CDSCs and conversion schedule applicable to Class B shares received by Galaxy Fund Prime B shareholders in connection with the reorganization of the Galaxy Fund into the Fund.

Class C shares. Your purchases of Class C shares are made at Class C's net asset value. Although Class C shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying a CDSC. The distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.

  CLASS C SALES CHARGES

                                                           % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                              SHARES ARE SOLD
Through first year                                              1.00
--------------------------------------------------------------------------
Longer than one year                                            0.00

SALES CHARGES FOR CLASS Z SHARES

Your purchases of Class Z shares are at net asset value, which is the value of a Class Z share excluding any sales charge. Class Z shares are not subject to an initial sales charge when purchased or a contingent deferred sales charge when sold.

HOW TO EXCHANGE SHARES

You may exchange your shares for shares of the same share class (and in some cases, certain other classes) of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund. Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the advisor determines that your exchange activity is likely to adversely impact its ability to manage the Fund. See "Fund Policy on Trading of Fund Shares" for the Fund's policy. To exchange by telephone, call 1-800-422-3737.

Please have your account and taxpayer identification numbers available when calling.

HOW TO SELL SHARES

Your financial advisor can help you determine if and when you should sell your shares. You may sell shares of the Fund on any regular business day that the NYSE is open.

When the Fund receives your sales request in "good form," shares will be sold at the next calculated price. "Good form" means that money used to purchase your shares is fully collected. When selling shares by letter of instruction, "good form" also means (i) your letter has complete instructions, the proper signatures and Medallion Signature Guarantees, (ii) you have included any certificates for shares to be sold, and (iii) any other required documents are attached. For additional documents required for sales by corporations, agents, fiduciaries, surviving joint owners and other legal entities, please call 1-800-345-6611. Retirement plan accounts have special requirements; please call 1-800-799-7526 for more information.

The Fund will generally send proceeds from the sale to you within seven days (usually on the next business day after your request is received in "good form"). However, if you purchased your shares by check, the Fund may delay sending the proceeds from the sale of your shares for up to 15 days after your purchase to protect against checks that are returned. No interest will be paid on uncashed redemption checks. Redemption proceeds may be paid in securities, rather than in cash, under certain circumstances. For more information, see the paragraph "Non-Cash Redemptions" under the section "How to Sell Shares" in the Statement of Additional Information.

Outlined below are the various options for selling shares:

      METHOD                                 INSTRUCTIONS
Through your         You may call your financial advisor to place your sell
financial advisor    order. To receive the current trading day's price, your
                     financial advisor must receive your request prior to the
                     close of regular trading on the NYSE, usually 4:00 p.m.
                     Eastern time. Your financial advisor may charge you fees for executing a redemption for you.
---------------------------------------------------------------------------------
By exchange          You or your financial advisor may sell shares of the Fund by exchanging from the Fund into the same share class (and, in some cases, certain other classes) of another fund
                     distributed by Columbia Funds Distributor, Inc. at no
                     additional cost. To exchange by telephone, call
                     1-800-422-3737.
---------------------------------------------------------------------------------

      METHOD                                 INSTRUCTIONS
By telephone         You or your financial advisor may sell shares of the Fund by telephone and request that a check be sent to your address of record by calling 1-800-422-3737, unless you have
                     notified the Fund of an address change within the previous
                     30 days. The dollar limit for telephone sales is $100,000 in a 30-day period. You do not need to set up this feature in advance of your call. Certain restrictions apply to
                     retirement accounts. For details, call 1-800-799-7526.
---------------------------------------------------------------------------------
By mail              You may send a signed letter of instruction or stock power form along with any share certificates to be sold to the
                     address below. In your letter of instruction, note the
                     Fund's name, share class, account number, and the dollar
                     value or number of shares you wish to sell. All account
                     owners must sign the letter. Signatures must be guaranteed by either a bank, a member firm of a national stock exchange or another eligible guarantor institution that participates in the Medallion Signature Guarantee Program for amounts
                     over $100,000 or for alternate payee or mailing
                     instructions. Additional documentation is required for sales by corporations, agents, fiduciaries, surviving joint owners and individual retirement account owners. For details, call
                     1-800-345-6611. Mail your letter of instruction to Columbia
                     Funds Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
---------------------------------------------------------------------------------
By wire              You may sell shares of the Fund and request that the
                     proceeds be wired to your bank. You must set up this feature prior to your telephone request. Be sure to complete the
                     appropriate section of the account application for this
                     feature.
---------------------------------------------------------------------------------
By systematic        You may automatically sell a specified dollar amount or
                     withdrawal plan percentage of your account on a monthly,
                     quarterly or semi-annual basis and have the proceeds sent to you if your account balance is at least $5,000. This feature is not available if you hold your shares in certificate
                     form. All dividend and capital gains distributions must be reinvested. Be sure to complete the appropriate section of the account application for this feature.
---------------------------------------------------------------------------------
By electronic funds  You may sell shares of the Fund and request that the
transfer             proceeds be electronically transferred to your bank.
                     Proceeds may take up to two business days to be received by your bank. You must set up this feature prior to your
                     request. Be sure to complete the appropriate section of the account application for this feature.

FUND POLICY ON TRADING OF FUND SHARES

The interests of the Fund's long-term shareholders may be adversely affected by certain short-term trading activity by Fund shareholders. Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of Fund shares held by long-term shareholders and have other adverse effects on the Fund. This type of excessive short-term trading activity is referred to herein as "market timing". The Columbia Funds are not intended as vehicles for market timing.

The Fund, directly and through its agents, takes various steps designed to deter and curtail market timing. For example, if the Fund detects that any shareholder has conducted two "round trips" (as defined below) in the Fund that are deemed material by the Fund in any 28-day period, the Fund will generally reject the shareholder's future purchase orders, including exchange purchase orders, involving any Columbia Fund (other than a Money Market Fund). In addition, if the Fund determines that any person, group or account has engaged in any type of market timing activity (independent of the two-round-trip limit), the Fund may, in its discretion, reject future purchase orders by the person, group or account, including exchange purchase orders, involving the same or any other Columbia Fund, and also retains the right to modify these market timing policies at any time without prior notice.

The rights of shareholders to redeem shares of the Fund are not affected by any of the limits mentioned above. However, certain Funds impose a redemption fee on the proceeds of Fund shares that are redeemed or exchanged within 60 days of their purchase.

For these purposes, a "round trip" is a purchase by any means into a Columbia Fund followed by a redemption, of any amount, by any means out of the same Columbia Fund. Under this definition, an exchange into the Fund followed by an exchange out of the Fund is treated as a single round trip. Also for these purposes, where known, accounts under common ownership or control generally will be counted together. Accounts maintained or managed by a common intermediary, such as an adviser, selling agent or trust department, generally will not be considered to be under common ownership or control.

Purchases, redemptions and exchanges made through the Columbia Funds' Automatic Investment Plan, Systematic Withdrawal Plan or similar automated plans generally are not subject to the two-round-trip limit. The two-round-trip limit may be modified for, or may not be applied to, accounts held by certain retirement plans to conform to plan limits, considerations relating to the Employee Retirement Income Security Act of 1974 or regulations of the Department of Labor, and for certain asset allocation or wrap programs.

The practices and policies described above are intended to deter and curtail market timing in the Fund. However, there can be no assurance that these policies, individually or collectively, will be totally effective in this regard because of various factors. In particular, a substantial portion of purchase, redemption and exchange orders are received through omnibus accounts. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among financial intermediaries and retirement plans. The Fund typically is not able to identify trading by a particular beneficial owner through an omnibus account, which may make it difficult or impossible to determine if a particular account is engaged in market timing. Certain financial intermediaries have different policies regarding monitoring and restricting market timing in the underlying beneficial owner accounts that they maintain through an omnibus account that may be more or less restrictive than the Fund practices discussed above.

The Fund seeks to act in a manner that it believes is consistent with the best interests of Fund shareholders in making any judgments regarding market timing. Neither the Fund nor its agents shall be held liable for any loss resulting from rejected purchase orders or exchanges.

DISTRIBUTION AND SERVICE FEES

Rule 12b-1 Plan. The Fund has adopted a plan under Rule 12b-1 that permits it to pay its distributor marketing and other fees to support the sale and distribution of Class A, B and C shares and certain services provided to you by your financial advisor. The annual service fee may equal up to 0.25% for each of Class A, Class B and Class C shares. The annual distribution fee may equal up to 0.10% for Class A shares and 0.75% for each of Class B and Class C shares. Distribution and service fees are paid out of the assets of these classes. The Fund's Board of Trustees currently limits total payments under the Rule 12b-1 plan for Class A shares to 0.25% annually. Over time, these fees will reduce the return on your investment and may cost you more than paying other types of sales charges. Class B shares automatically convert to Class A shares after a certain number of years, eliminating a portion of the distribution fee upon conversion. Conversion may occur three, four or eight years after purchase, depending on the program under which you purchased your shares. See "Your Account -- Sales Charges" for the conversion schedule applicable to Class B shares.

Additional Intermediary Compensation. In addition to the commissions specified in this prospectus, the distributor, or its advisory affiliates, from their own resources, may make cash payments to financial service firms that agree to promote the sale of shares of funds that the distributor distributes. A number of factors may be considered in determining the amount of those payments, including the financial service firm's sales, client assets invested in the funds and redemption rates, the quality of the financial service firm's relationship with the distributor and/or its affiliates, and the nature of the services provided by financial service firms to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the financial service firm's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, the distributor may also pay non-cash compensation to financial service firms and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for financial service firm educational or training events.

In addition, the distributor, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund. For further information about payments made by the distributor and its affiliates to financial service firms and intermediaries, please see the Statement of Additional Information. PLEASE ALSO CONTACT YOUR FINANCIAL SERVICE FIRM OR INTERMEDIARY FOR DETAILS ABOUT PAYMENTS IT MAY RECEIVE.

OTHER INFORMATION ABOUT YOUR ACCOUNT

How the Fund's Share Price is Determined The price of each class of the Fund's shares is based on its net asset value. The net asset value is determined at the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time, on each business day that the NYSE is open for trading (typically Monday through Friday). Shares are not priced the days on which the NYSE is closed for trading.

When you request a transaction, it will be processed at the net asset value (plus any applicable sales charges) next determined after your request is received in "good form" by the distributor. In most cases, in order to receive that day's price, the distributor must receive your order before that day's transactions are processed. If you request a transaction through your financial advisor, your financial advisor must receive your order by the close of trading on the NYSE to receive that day's price.

The Fund determines its net asset value for each share class by dividing each class's total net assets by the number of that class's outstanding shares. In determining the net asset value, the Fund must determine the price of each security in its portfolio at the close of each trading day. Securities for which market quotations are available are valued each day at the current market value. However, where market quotations are unavailable, or when the advisor believes that subsequent events have made them unreliable, the Fund may use other data to determine the fair value of the securities.

You can find the daily prices of some share classes for the Fund in most major daily newspapers under the heading "Columbia." You can find daily prices for all share classes by visiting www.columbiafunds.com.

Account Fees If your account value falls below $1,000 (other than as a result of depreciation in share value) your account may be subject to an annual fee of $10. The Fund's transfer agent will send you written notification of any such action and provide details on how you can add money to your account to avoid this penalty.

Share Certificates Share certificates are not available for any class of shares offered by the Fund.

Dividends, Distributions and Taxes The Fund has the potential to make the following distributions:

TYPES OF DISTRIBUTIONS

Dividends             Represents interest and dividends earned from securities
                      held by the Fund, net of expenses incurred by the Fund.
----------------------------------------------------------------------------------
Capital gains         Represents net long-term capital gains on sales of
                      securities held for more than 12 months and net short-term capital gains, which are gains on sales of securities held for a 12-month period or less.

UNDERSTANDING FUND DISTRIBUTIONS

The Fund may earn income from the securities it holds. The Fund also may realize capital gains or losses on sales of its securities. The Fund distributes substantially all of its net investment income and capital gains to shareholders. As a shareholder, you are entitled to a portion of the Fund's income and capital gains based on the number of shares you own at the time these distributions are declared.

Distribution Options The Fund distributes any dividends annually and any capital gains (including short term capital gains) at least annually. You can choose one of the options listed in the table below for these distributions when you open your account. To change your distribution option call 1-800-345-6611.

Tax Consequences Unless you are an entity exempt from income taxes or invest under a retirement account, regardless of whether you receive your distributions in cash or reinvest them in additional Fund shares, all Fund distributions are subject to federal income tax. Depending on where you live, distributions may also be subject to state and local income taxes.

In general, any distributions of dividends, interest and short-term capital gains are taxable as ordinary income unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of long-term capital gains are generally taxable as such, regardless of how long you have held your Fund shares. You will be provided with information each year regarding the amount of ordinary income and capital gains distributed to you for the previous year and any portion of your distribution which is exempt from state and local taxes. Your investment in the Fund may have additional personal tax implications. Please consult your tax advisor about federal, state, local or other applicable tax laws.

In addition to the dividends and capital gains distributions made by the Fund, you may realize a capital gain or loss when selling or exchanging shares of the Fund. Such transactions also may be subject to federal, state and local income tax.

MANAGING THE FUND

INVESTMENT ADVISOR

Columbia Management Advisors, Inc. (Columbia Management), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. The investment advisor is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. In its duties as investment advisor, Columbia Management runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia), which is an indirect wholly owned subsidiary of Bank of America. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

On April 1, 2003, several advisory subsidiaries of Columbia, including Fleet Management Advisors, Inc. (Fleet), merged into Columbia Management (which previously had been known as Columbia Management Company). Before April 1, 2003, Fleet was the investment advisor to the Fund. As a result of the merger, Columbia Management is now the investment advisor to the Fund.

For the 2003 fiscal year, aggregate advisory fees paid to the advisor by the Fund not including administration, pricing and bookkeeping, and other fees paid to Columbia Management by the Fund, amounted to 0.75% of average daily net assets of the Fund.

PORTFOLIO MANAGERS

Sean P. Wilson, CFA, is a co-manager of the Fund and has managed the Fund since October 2003. Mr. Wilson is also co-head of Columbia Management's institutional large cap core equity team. Prior to joining the advisor in June 2003, Mr. Wilson was managing director, director of equity research and senior portfolio manager at Rockefeller & Company.

Michael R. Pelosi, CFA, is a co-manager of the Fund and has managed the Fund since October 2003. Mr. Pelosi joined the advisor in 1986, and is also co-head of Columbia Management's institutional large cap core equity team.

Other members of the advisor's institutional large cap core equity team also participate in the management of the Fund.

LITIGATION MATTERS

1. Columbia Management Advisors, Inc. ("CMA"), the Fund's adviser, and Columbia Funds Distributor, Inc. ("CFDI") the distributor of the Fund's shares, and certain of their affiliates (collectively, "Columbia") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds. Columbia has not uncovered any instances where CMA or CFDI were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against CMA and CFDI, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against CMA and CFDI alleging that CMA and CFDI had violated certain New York anti-fraud statutes. If either CMA or CFDI is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent CMA, CFDI or any company that is an affiliated person of CMA and CFDI from serving as an investment adviser or distributor for any registered investment company, including your fund. Your fund has been informed by CMA and CFDI that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment adviser and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, CMA and CFDI entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, CMA and CFDI agreed, inter alia, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring CMA and CFDI to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review CMA's and CFDI's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, Columbia and its affiliate Banc of America Capital Management LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period. As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Funds.

2. On April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. As a result of this acquisition, CMA and CFDI are now indirect wholly-owned subsidiaries of Bank of America Corporation.

APPENDIX E

                FINANCIAL HIGHLIGHTS FOR THE LARGE CAP CORE FUND

The financial highlights table is intended to help you understand the Fund's financial performance. Information is shown for the Fund's fiscal years since inception, which run from October 1 to September 30, unless otherwise indicated. Information for Class A shares and Class B shares prior to December 9, 2002, the date of reorganization, is for Prime A shares and Prime B shares, respectively, of the Galaxy Growth & Income Fund. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which, for the year ended September 30, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report. The information for the four years ended October 31, 2002, and for the period ended September 30, 2003, has been derived from the Fund's financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report expressed an unqualified opinion on those financial statements and highlights. You can request a free annual report by calling 1-800-426-3750.

Selected data for a share outstanding throughout each period is as follows:

                                  YEAR ENDED       PERIOD ENDED                      YEAR ENDED OCTOBER 31,
                                 SEPTEMBER 30,    SEPTEMBER 30,     ---------------------------------------------------------
CLASS A SHARES                      2004(A)         2003(B)(C)        2002        2001             2000             1999(D)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
period                              $11.22            $10.08         $12.74      $16.41           $16.00            $14.88
-----------------------------------------------------------------------------------------------------------------------------
Income from investment
 operations:
 Net investment income (loss)           --(e)(f)        0.03(e)        0.03(e)     0.02             0.04              0.11(e)
 Net realized and unrealized
   gain (loss) on investments         0.80              1.16          (2.23)      (2.38)            1.34              2.03
                                    ------            ------        -------     -------           ------            ------
   Total from investment
     operations                       0.80              1.19          (2.20)      (2.36)            1.38              2.14
-----------------------------------------------------------------------------------------------------------------------------
Less distributions declared to
 shareholders:
 From net investment income          (0.01)            (0.05)         (0.02)      (0.03)           (0.06)            (0.11)
 In excess of net investment
   income                               --                --             --       --(f)               --                --
 From net realized gains                --                --          (0.44)      (1.28)           (0.91)            (0.91)
                                    ------            ------        -------     -------           ------            ------
   Total distributions declared
     to shareholders                 (0.01)            (0.05)         (0.46)      (1.31)           (0.97)            (1.02)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period      $12.01            $11.22         $10.08      $12.74           $16.41            $16.00
Total return(g)                       7.09%(h)         11.82%(i)     (18.14)%(h)  (15.34)%(h)       9.27%(h)         14.81%(h)
-----------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets/
 Supplemental data:
 Expenses(j)                          1.35%             1.48%(k)       1.28%       1.19%            1.14%             1.15%
 Net investment income(loss)(j)      (0.02)%            0.37%(k)       0.25%       0.22%            0.30%             0.66%
 Waiver/reimbursement                   --%(l)            --           0.24%       0.03%            0.10%             0.15%
Portfolio turnover rate                115%               55%(i)         13%         19%              42%               20%
Net assets, end of period
 (000's)                            $9,304            $7,570            $15         $60             $156              $150
-----------------------------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Large Cap Core Fund was renamed the Columbia Large Cap Core Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On December 9, 2002, the Galaxy Growth & Income Fund, Prime A shares were redesignated Liberty Large Cap Core Fund, Class A shares.

 (d) The Fund began offering Prime A shares on November 1, 1998.

 (e) Per share data was calculated using average shares outstanding during the period.

 (f) Rounds to less than $0.01 per share.

 (g) Total return at net asset value assuming all distributions reinvested and no initial sales charge or contingent deferred sales charge.

 (h) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (i) Not annualized.

 (j) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (k) Annualized.

 (l) Rounds to less than 0.01%.

Selected data for a share outstanding throughout each period is as follows:

                          YEAR ENDED     PERIOD ENDED                   YEAR ENDED OCTOBER 31,
                         SEPTEMBER 30,   SEPTEMBER 30,   ----------------------------------------------------
CLASS B SHARES              2004(A)       2003(B)(C)      2002           2001           2000          1999(D)
-------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of period        $10.99          $ 9.90       $12.59         $16.32         $15.97         $14.88
-------------------------------------------------------------------------------------------------------------
Income from investment
 operations:
 Net investment loss         (0.09)(e)       (0.04)(e)    (0.06)(e)      (0.07)         (0.07)         (0.01)(e)
 Net realized and
   unrealized gain
   (loss) on
   investments                0.78            1.14        (2.19)         (2.38)          1.33           2.03
                            ------          ------       ------         ------         ------         ------
   Total from
     investment
     operations               0.69            1.10        (2.25)         (2.45)          1.26           2.02
-------------------------------------------------------------------------------------------------------------
Less distributions
 declared to
 shareholders:
 From net investment
   income                       --           (0.01)          --             --             --          (0.02)
 From net realized
   gains                        --              --        (0.44)         (1.28)         (0.91)         (0.91)
                            ------          ------       ------         ------         ------         ------
   Total distributions
     declared to
     shareholders               --           (0.01)       (0.44)         (1.28)         (0.91)         (0.93)
-------------------------------------------------------------------------------------------------------------
Net asset value, end of
 period                     $11.68          $10.99        $9.90         $12.59         $16.32         $15.97
Total return(f)               6.28%(g)       11.12%(h)   (18.75)%(g)    (15.95)%(g)      8.38%(g)      13.98%(g)
-------------------------------------------------------------------------------------------------------------

                        YEAR ENDED     PERIOD ENDED               YEAR ENDED OCTOBER 31,
                       SEPTEMBER 30,   SEPTEMBER 30,   ---------------------------------------------
CLASS B SHARES            2004(A)       2003(B)(C)      2002         2001         2000       1999(D)
----------------------------------------------------------------------------------------------------
Ratios to average net
 assets/Supplemental
 data:
 Expenses(i)                2.09%           2.19%(j)      2.02%        1.96%       1.89%       1.90%
 Net investment
   loss(i)                 (0.76)%         (0.38)%(j)    (0.49)%      (0.55)%     (0.45)%     (0.09)%
 Waiver/reimbursement         --%(k)          --          0.02%        0.04%       0.18%       0.27%
Portfolio turnover
 rate                        115%             55%(h)        13%          19%         42%         20%
Net assets, end of
 period (000's)           $3,425          $1,755           $55         $109      $  129      $  129
----------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Large Cap Core Fund was redesignated the Columbia Large Cap Core Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On December 9, 2002, the Galaxy Growth & Income Fund, Prime B shares were redesignated Liberty Large Cap Core Fund, Class B shares.

 (d) The Fund began offering Prime B shares on November 1, 1998.

 (e) Per share data was calculated using average shares outstanding during the period.

 (f) Total return at net asset value assuming all distributions reinvested and no contingent deferred sales charge.

 (g) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (h) Not annualized.

 (i) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (j) Annualized.

 (k) Rounds to less than 0.01%.

Selected data for a share outstanding throughout each period is as follows:

                                                  YEAR ENDED     PERIOD ENDED
                                                 SEPTEMBER 30,   SEPTEMBER 30,
CLASS C SHARES                                      2004(A)       2003(B)(C)
------------------------------------------------------------------------------
Net asset value, beginning of period                $10.99          $10.21
------------------------------------------------------------------------------
Income from investment operations:
  Net investment loss(d)                             (0.09)          (0.04)
  Net realized and unrealized gain on
    investments                                       0.78            0.83
                                                    ------          ------
    Total from investment operations                  0.69            0.79
------------------------------------------------------------------------------
Less distributions declared to shareholders:
  From net investment income                            --           (0.01)
------------------------------------------------------------------------------
  Net asset value, end of period                    $11.68          $10.99
    Total return(e)                                   6.28%(f)        7.74%(g)
------------------------------------------------------------------------------
Ratios to average net assets/Supplemental data:
  Expenses(h)                                         2.09%           2.18%(i)
  Net investment loss(h)                             (0.74)%         (0.42)%(i)
Waiver/reimbursement                                    --%(j)          --
Portfolio turnover rate                                115%             55%(g)
Net assets, end of period (000's)                     $345            $223
------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Large Cap Core Fund was renamed the Columbia Large Cap Core Fund.

 (b) The Fund has changed its fiscal year end from October 31 to September 30.

 (c) Class C shares were initially offered on December 9, 2002. Per share data and total return reflect activity from that date.

 (d) Per share data was calculated using average shares outstanding during the period.

 (e) Total return at net asset value assuming all distributions reinvested and no contingent deferred sales charge.

 (f) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (g) Not annualized.

 (h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (i) Annualized.

 (j) Rounds to less than 0.01%.

The financial highlights table below is intended to help you understand the Fund's Class Z financial performance. Information is shown for the last five fiscal years, which run from October 1 to September 30, unless otherwise indicated. Information for Class Z shares prior to December 9, 2002, the date of reorganization, is for the former Trust shares of the Galaxy Growth & Income Fund. Certain information reflects financial results for a single Class Z share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which, for the year ended September 30, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report. The information for the four years ended October 31, 2002, and for the period ended September 30, 2003, has been derived from the Fund's financial statements which have been audited by Ernst & Young LLP, an independent registered public registered accounting firm, whose report expressed an unqualified opinion on those financial statements and highlights. You can request a free annual report by calling 1-800-426-3750.

Selected data for a share outstanding throughout each period is as follows:

                           YEAR ENDED       PERIOD ENDED                  YEAR ENDED OCTOBER 31,
                          SEPTEMBER 30,    SEPTEMBER 30,     ------------------------------------------------
CLASS Z SHARES               2004(A)         2003(B)(C)        2002          2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Net asset value,
  beginning of period         $11.25            $10.11         $12.77        $16.43       $16.02       $14.90
-------------------------------------------------------------------------------------------------------------
Income from investment
  operations:
  Net investment income         0.03(d)           0.08(d)        0.07(d)       0.06         0.08         0.13(d)
  Net realized and
    unrealized gain
    (loss) on
    investments                 0.79              1.15          (2.23)        (2.39)        1.32         2.02
                            --------          --------       --------      --------     --------     --------
    Total from
      investment
      operations                0.82              1.23          (2.16)        (2.33)        1.40         2.15
-------------------------------------------------------------------------------------------------------------
Less distributions
  declared to
  shareholders:
  From net investment
    income                     (0.02)            (0.09)         (0.06)        (0.05)       (0.08)       (0.12)
  In excess of net
    investment income             --                --             --            --(e)        --(e)        --
  From net realized
    gains                         --                --          (0.44)        (1.28)       (0.91)       (0.91)
                            --------          --------       --------      --------     --------     --------
    Total distributions
      declared to
      shareholders             (0.02)            (0.09)         (0.50)        (1.33)       (0.99)       (1.03)
-------------------------------------------------------------------------------------------------------------

                           YEAR ENDED       PERIOD ENDED                  YEAR ENDED OCTOBER 31,
                          SEPTEMBER 30,    SEPTEMBER 30,     ------------------------------------------------
CLASS Z SHARES               2004(A)         2003(B)(C)        2002          2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Net asset value, end of
  period                      $12.05            $11.25         $10.11        $12.77       $16.43       $16.02
Total return(f)                 7.28%(g)         12.20%(h)     (17.85)%(g)   (15.12)%       9.38%       14.85%
-------------------------------------------------------------------------------------------------------------
Ratios to average net
  assets/Supplemental
  data:
  Expenses(i)                   1.07%             1.03%(j)       0.97%         0.97%        1.00%        1.05%
  Net investment
    income(i)                   0.26%             0.89%(j)       0.56%         0.44%        0.44%        0.76%
  Waiver/reimbursement            --%(k)            --           0.03%           --           --           --
Portfolio turnover rate          115%               55%(h)         13%           19%          42%          20%
Net assets, end of
  period (000's)            $175,124          $190,195       $340,496      $460,302     $678,398     $309,106
-------------------------------------------------------------------------------------------------------------

 (a) On October 13, 2003, the Liberty Large Cap Core Fund was renamed the Columbia Large Cap Core Fund.

 (b) The Fund changed its fiscal year end from October 31 to September 30.

 (c) On December 9, 2002, the Galaxy Growth & Income Fund, Trust shares were redesignated Liberty Large Cap Core Fund, Class Z shares.

 (d) Per share data was calculated using average shares outstanding during the period.

 (e) Rounds to less than $0.01 per share.

 (f) Total return at net asset value assuming all distributions reinvested.

 (g) Had the Investment Advisor and/or any of its affiliates not waived or reimbursed a portion of expenses, total return would have been reduced.

 (h) Not annualized.

 (i) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (j) Annualized.

 (k) Rounds to less than 0.01%.

APPENDIX F -- COMPARISON OF A MASSACHUSETTS BUSINESS TRUST WITH AN OREGON CORPORATION

As a series of Trust XI, a Massachusetts business trust, the Large Cap Core Fund is subject to the provisions of Trust XI's Declaration of Trust and Bylaws. The provisions of Trust XI's Declaration of Trust and Bylaws differ in some respects from the Common Stock Fund's Articles of Incorporation and Bylaws and Chapter 60 of the Oregon Revised Statutes ("ORS"), referred to as the Oregon Business Corporations Act ("OBCA"), which governs Oregon corporations.

The following is a summary of significant differences between (i) the Common Stock Fund's Articles of Incorporation and Bylaws and the OBCA and (ii) Trust XI's Declaration of Trust and Bylaws and Massachusetts business trust law. For additional information regarding all of the differences, shareholders of the Common Stock Fund should refer directly to the Funds' organizational documents, copies of which may be obtained by contacting the Large Cap Core Fund at its address listed on the cover of this Prospectus/Proxy Statement or toll-free at
[               ].

SHAREHOLDER LIABILITY. Under the OBCA, a shareholder of an Oregon corporation who has fully paid the subscription price for his shares generally has no personal liability in excess of his shares. Under Massachusetts law, shareholders of a Massachusetts business trust could, in certain circumstances, be held personally liable for the obligations of the trust. Trust XI's Declaration of Trust, however, disclaims shareholder liability for acts or obligations of Trust XI or the Large Cap Core Fund and requires that every note, bond, contract, instrument, certificate or undertaking made or issued by any Trustees or Trustee or by any officers or officer shall recite that the obligations of such instrument are not binding on the shareholders individually. Trust XI's Declaration of Trust provides that a shareholder or former shareholder held to be personally liable solely by reason his or her being or having been a shareholder shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder's incurring financial loss from shareholder liability is limited to circumstances in which Trust XI would be unable to meet its obligations. The likelihood of such a circumstance is considered by the Large Cap Core Fund's advisor to be remote.

SHAREHOLDER VOTING RIGHTS, INTERESTS AND MEETINGS. Trust XI's Declaration of Trust provides that meetings of shareholders of the Trust or of any series or class thereof shall be called upon written application by shareholders holding at least 10% of the outstanding shares of the Trust (if shareholders of all series or classes are required to vote in the aggregate), or 10% of the outstanding shares of any series or class (if shareholders of such series or class are entitled to vote by individual series or class at such meeting) provided that such application shall state the purpose or purposes of such meeting and the matters proposed to be acted on.

The Common Stock Fund's Bylaws give holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting the right to call a special meeting for any purposes.

Directors of the Common Stock Fund may only be removed by the shareholders. A Trustee of Trust XI may be removed (a) at any meeting called for such purpose by a vote of two-thirds of the outstanding Shares, (b) by the holders of two-thirds of the outstanding Shares by declaration in writing filed with the Custodian of the securities of the Trust, or (c) by vote of a majority of the Trustees then in office.

The shareholders of the Large Cap Core Fund may vote together with shareholders of other series of Trust XI on certain matters because of the single trust structure, whereas the shareholders of the Common Stock Fund vote separately from the shareholders of other funds because the funds are separate corporations. Although any such combined voting would be subject to requirements of the 1940 Act as to separate series or class voting rights, the shareholders of Trust XI would still vote together on matters such as the election of Trustees or ratification of auditors. Indeed, in an election of Trustees of Trust XI, the shareholders of all funds that are series of Trust XI vote together for a single Board of Trustees for Trust XI. By contrast, in an election of directors of the Common Stock Fund, only shareholders of the Common Stock Fund vote for a Board of Directors for that Fund because the Fund is a separate corporation.

Neither Trust XI nor the Common Stock Fund is required to hold annual shareholder meetings for matters such as the election of Trustees or directors, although the requirements of the 1940 Act may effectively require that Trust XI or the Common Stock Fund call special shareholder meetings from time to time.

Except when otherwise required by the 1940 Act, Trust XI's Declaration of Trust may be amended at any time by a majority of the Trustees then in office, provided notice of any amendment (other than amendments having the purpose of changing the Trust's name, supplying any omission, curing any ambiguity or curing, correcting or supplementing any defective or inconsistent provision contained therein, or having any other purpose which is ministerial or clerical in nature) shall be mailed promptly to Shareholders of record at the close of business on the effective date of such amendment.

The Trustees may amend Trust XI's Bylaws (except for Articles IX and X thereof, which may only be amended by shareholders) without shareholder consent. The shareholders of Trust XI may also amend its bylaws. The shareholders or board of directors of the Common Stock Fund may amend the Fund's Bylaws.

A termination of Trust XI or any series of Trust XI may be effected by action of the Trustees by written notice to the shareholders. The shareholders of the Common Stock Fund have the right to vote on a dissolution of the Fund, with a required affirmative vote of the holders of more than 50% of the outstanding shares of the Common Stock Fund.

The shareholders of the Large Cap Core Fund have the right to vote on a merger, consolidation or share exchange involving the Large Cap Core Fund to the extent required under the 1940 Act, with a required vote of a majority of the outstanding shares. The shareholders of the Common Stock Fund have the right to vote on a merger, consolidation, share exchange or sale of all or substantially all assets, with a required affirmative vote of the holders of more than 50% of the outstanding shares of the Common Stock Fund.

The shareholders of the Large Cap Core Fund do not have dissenters' rights for these types of extraordinary transactions. The OBCA provides that the shareholders of the Common Stock Fund have dissenters' rights for these types of extraordinary transactions, although such dissenters' rights may be preempted by the 1940 Act.

Trust XI's Declaration of Trust provides that a majority consent is required for a shareholder action taken without a meeting. The Common Stock Fund's Bylaws provide that unanimous consent is required for a shareholder action taken without a meeting.

Trust XI's Declaration of Trust provides that a quorum for a shareholder meeting is 30% of the shares entitled to vote, except that if any provision of law or the Declaration of Trust permits or requires that holders of any series or class shall vote as a series or class, then 30% of the aggregate number of shares of each series or class entitled to vote shall be necessary to constitute a quorum for the transaction of business by that series or class. The Common Stock Fund's Bylaws provide that a quorum for a shareholder meeting is a majority of the shares entitled to vote at the meeting.

Trust XI's Declaration of Trust provides that notice of a shareholder meeting is to be mailed, postage prepaid, not less than seven days before the date of such meeting, to each shareholder entitled to vote at such meeting, at his address as it appears on the records of the Trust. The Common Stock

Fund's Bylaws require that notice of shareholder meetings be mailed not earlier than sixty days nor less than ten days prior to the meeting.

A shareholder of the Large Cap Core Fund may put a voting proxy in place for a duration of up to six months, compared with eleven months for shareholders of the Common Stock Fund.

The Common Stock Fund must make available a list of all shareholders beginning two business days after notice of the meeting is given and continuing through the meeting. No such requirement is applicable to the Large Cap Core Fund.

Trust XI's Declaration of Trust specifically disclaims any shareholder right to partition of the assets of the Large Cap Core Fund. No such disclaimer is present in the Common Stock Fund's Articles of Incorporation, although Oregon law limits shareholder rights in dissolution of the Common Stock Fund.

Director vacancies for the Common Stock Fund are filled by action of either the shareholders, the Board of Directors, the remaining Directors if less than a quorum (by the vote of a majority thereof) or by a sole remaining Director. A Trustee vacancy for Trust XI may be filled by the Trustees, unless immediately after filling any such vacancy, less than two-thirds of the Trustees then holding office would have been elected to such office by the shareholders. The Board of Trustees shall call a meeting of shareholders for the purpose of electing Trustees whenever less than a majority of the Trustees have been elected by shareholders.

Boards of directors or trustees form committees of subgroups of their number to perform certain tasks. Such a committee formed by the directors of the Common Stock Fund may not take certain actions including: authorizing distributions; approving or proposing to the shareholders any actions which require shareholder approval; filling vacancies on the board or any committees; amending the Fund's Articles of Incorporation, to the extent Directors may do so without shareholder consent; adopting, amending or repealing the Fund's Bylaws; approving a plan of merger not requiring shareholder approval; authorizing or approving reacquisition of shares unless within limits prescribed by the board; generally authorizing or approving the issuance or sale of shares; or determining the designation, rights, preferences, or limitations of any class or series of shares. Trustee committees for Trust XI are not so limited.

DIVIDENDS. The OBCA imposes certain limitations on distributions in circumstances where the corporation would be unable to pay its debts as they become due in the ordinary course of business, or its total assets would be less than its total liabilities and certain other obligations. No similar limitations are contained in Trust XI's Declaration of Trust.

DIRECTOR AND TRUSTEE LIABILITY AND INDEMNIFICATION. Under the OBCA and the Common Stock Fund's Amended and Restated Articles of Incorporation, the directors of the Common Stock Fund are not personally liable for monetary damages to the Common Stock Fund or its shareholders for their conduct as directors, but are personally liable for: acts in breach of the director's duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; an unlawful distribution to shareholders; and transactions from which the director derived an improper personal benefit. Under Trust XI's Declaration of Trust, Trust XI will not indemnify Trustees against liability to the Trust or its Shareholders resulting from the Trustee's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct as Trustee. Oregon law provides for mandatory indemnification of a corporation's directors against reasonable expenses incurred in connection with a proceeding or claim with respect to which the director is successful in defending. This mandatory indemnification also extends to officers unless a fund's articles of incorporation provide otherwise. In addition, the OBCA permits the Common Stock Fund to include a provision in its Articles of Incorporation providing that it will indemnify an individual made party to a proceeding because the individual is or was an officer or director against liability (including obligations to pay a judgment, settlement, penalty, fine and reasonable expenses of counsel) incurred in the proceeding provided such persons:

- acted in good faith;

- reasonably believed that their conduct was in the best interests of the corporation or at least not opposed to its interests; and

- in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Common Stock fund now provides for such indemnification of current and former officers and directors to the fullest extent not prohibited by law for any such liability. No indemnification may be granted if such person is adjudged liable (1) to the Fund in connection with a proceeding by or in right of the Fund or (2) on the basis that personal benefit was improperly received. In addition, the Fund shall pay for or reimburse the reasonable expenses incurred by any such person in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person's good faith belief that the person is entitled to indemnification and (ii) the person's agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification.

Pursuant to Trust XI's Declaration of Trust, Trust XI will indemnify each of its trustees and officers against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees, reasonably incurred by such person while in office or thereafter, by reason of the indemnified person's service as a trustee or officer. Trust XI will not indemnify its trustees and officers against any liability to the Trust or to its Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Legal expenses may be paid from time to time by Trust XI in advance of the final disposition of any such proceeding if Trust XI receives a written undertaking by the indemnified person to reimburse Trust XI in the event it is subsequently determined that the indemnified person is not entitled to such indemnification and (a) the indemnified person shall provide security for his undertaking, or (b) the Trust shall be insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of the Trust or an independent legal counsel, as expressed in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnified person ultimately will be found entitled to indemnification.

APPENDIX G -- DISSENTERS' RIGHTS

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

60.551 DEFINITIONS FOR 60.551 TO 60.594.  As used in ORS 60.551 to 60.594:

(1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) "Shareholder" means the record shareholder or the beneficial shareholder. [1987 c.52 sec.124; 1989 c.1040 sec.30]

60.554 RIGHT TO DISSENT. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

     (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

     (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

        (A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

        (B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

     (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

     (f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters' rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 sec.125; 1989 c.1040 sec.31; 1993 c.403 sec.9; 1999 c.362 sec.15]

60.557 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

     (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 sec.126]

PROCEDURE FOR EXERCISE OF RIGHTS

60.561 NOTICE OF DISSENTERS' RIGHTS. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters' rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send the shareholders entitled to assert dissenters' rights the dissenters' notice described in ORS 60.567. [1987 c.52 sec.127]

60.564 NOTICE OF INTENT TO DEMAND PAYMENT. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter. [1987 c.52 sec.128]

60.567 DISSENTERS' NOTICE. (1) If proposed corporate action creating dissenters' rights under ORS 60.554 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters' notice shall be sent no later than 10 days after the corporate action was taken, and shall:

     (a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

     (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

     (d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

     (e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 sec.129]

60.571 DUTY TO DEMAND PAYMENT. (1) A shareholder sent a dissenters' notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder's shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter. [1987 c.52 sec.130]

60.574 SHARE RESTRICTIONS. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987
    c.52 sec.131]

60.577 PAYMENT. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2) The payment must be accompanied by:

     (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

     (b) A statement of the corporation's estimate of the fair value of the shares;

     (c) An explanation of how the interest was calculated;

     (d) A statement of the dissenter's right to demand payment under ORS 60.587; and

     (e) A copy of ORS 60.551 to 60.594. [1987 c.52 sec.132; 1987 c.579 sec.4]

60.581 FAILURE TO TAKE ACTION. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 sec.133]

60.584 AFTER-ACQUIRED SHARES. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection
    (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under ORS 60.587. [1987 c.52 sec.134]

60.587 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under ORS 60.577 or reject the corporation's offer under ORS 60.584 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

     (a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

     (b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

     (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter's shares. [1987 c.52 sec.135]

JUDICIAL APPRAISAL OF SHARES

60.591 COURT ACTION. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office is located, or if the principal office is not in this state, where the corporation's registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

     (a) The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

     (b) The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 sec.136]

60.594 COURT COSTS AND COUNSEL FEES. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

     (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 sec.137]

                             COLUMBIA FUNDS TRUST XI
                          COLUMBIA LARGE CAP CORE FUND

                                    FORM N-14
                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                               ___________, 2004


        This Statement of Additional Information (the "SAI") relates to the proposed Acquisition (the "Acquisition") of Columbia Common Stock Fund, Inc. (the "Acquired Fund") by Columbia Large Cap Core Fund (the "Acquiring Fund"), a series of Columbia Funds Trust XI. This SAI contains information which may be of interest to shareholders but which is not included in the combined Prospectus/Proxy Statement dated _________, 2004 (the "Prospectus/Proxy Statement") which relates to the Acquisition. As described in the Prospectus/Proxy Statement, the Acquisition would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund. The Acquiring Fund will be the survivor for accounting purposes. This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to your Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

                                TABLE OF CONTENTS



ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
   AND THE ACQUIRED FUND .............................................    3
FINANCIAL STATEMENTS .................................................    3
APPENDIX A ...........................................................    A-1

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND AND THE ACQUIRED FUND.

Attached hereto as Appendix A is the Statement of Additional Information of the Acquiring Fund dated February 1, 2004 as supplemented through November 1, 2004.

Further information about the Acquired Fund is contained in the Statement of Additional Information for the Acquired Fund dated January 1, 2004, as supplemented through October 21, 2004, which is available upon request and without charge by writing to the Acquired Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

FINANCIAL STATEMENTS.

The Annual Report for the twelve months ended September 30, 2004, of the Acquiring Fund, which contains historical financial information regarding the Acquiring Fund, has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

The Annual Report for the twelve months ended August 31, 2004, of the Acquired Fund, which contains historical financial information regarding the Acquired Fund, has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

Pro forma financial statements of the Acquiring Fund for the Acquisition are provided on the following pages.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (UNAUDITED)

NOTE 1. ORGANIZATION

Columbia Large Cap Core Fund (the "Acquiring Fund"), a series of Columbia Trust XI (the "Trust") is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

INVESTMENT GOAL

The Fund seeks to provide a relatively high total return through long-term capital appreciation and current income.

FUND SHARES

The Fund may issue an unlimited number of shares. The Fund offers six classes of shares: Class A, Class B, Class C, Class G, Class T and Class Z shares. Each share class has its own expense structure.

NOTE 2. BASIS OF COMBINATION

The accompanying pro-forma financial statements are presented to show the effect of the proposed merger of Columbia Common Stock Fund ("Target Fund"), by the Acquiring Fund as if such merger had occurred on October 1, 2004.

Under the terms of the merger, the combination of the Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The merger will be accomplished by a combination of the net assets of the Target Fund into the Acquiring Fund in exchange for new shares of the Acquiring Fund at net asset value.

The Investment Portfolio and Statement of Assets and Liabilities of the Target and Acquiring Funds have been combined to reflect balances as of September 30, 2004. The Statement of Operations of the Target and Acquiring Funds has been combined to reflect twelve months ended September 30, 2004.

Following the merger the Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the Acquiring Fund and the results of operations for pre-combined periods will not be re-stated.

The accompanying pro-forma financial statements should be read in conjunction with the financial statements of the Acquiring Fund and the Target Fund included within their respective annual shareholder reports dated September 30, 2004 and August 31, 2004, respectively.

The following notes refer to the accompanying pro-forma financial statements as if the above mentioned merger of the Target Fund by the Acquiring Fund had occurred on October 1, 2004.


NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements.

SECURITY VALUATION

Equity securities are valued at the last sale price on the principal exchange on which they trade, except for securities traded on the NASDAQ, which are valued at the NASDAQ official close price. Unlisted securities or listed securities for which there were no sales during the day are valued at the closing bid price on such exchanges or over-the-counter markets.

Short-term debt obligations maturing within 60 days are valued at amortized cost, which approximates market value.

Investments for which market quotations are not readily available, or quotations which management believes are not appropriate, are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

SECURITY TRANSACTIONS

Security transactions are accounted for on the trade date. Cost is determined and gains (losses) are based upon the specific identification method for both financial statement and federal income tax purposes.

REPURCHASE AGREEMENTS

The Funds may engage in repurchase agreement transactions with institutions that each Fund's investment advisor has determined are creditworthy. Each Fund, through its custodian, receives delivery of underlying securities collateralizing a repurchase agreement. Collateral is at least equal, at all times, to the value of the repurchase obligation including interest. A repurchase agreement transaction involves certain risks in the event of default or insolvency of the counterparty. These risks include possible delays or restrictions upon each Fund's ability to dispose of the underlying securities and a possible decline in the value of the underlying securities during the period while the Fund seeks to assert its rights.

DETERMINATION OF CLASS NET ASSET VALUES

All income, expenses (other than class-specific expenses, as shown on the Statement of Operations), and realized and unrealized gains (losses), are allocated to each class of each Fund on a daily basis, based on the relative net assets of each class, for purposes of determining the net asset value of each class.

FEDERAL INCOME TAX STATUS

Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and will distribute substantially all of its taxable income, if any, for its tax year, and as such will not be subject to federal income taxes. In addition, each Fund intends to distribute in each calendar year substantially all of its net investment income, capital gains and certain other amounts, if any, such that the Fund should not be subject to federal excise tax. Therefore, no federal income or excise tax provision is recorded.

NOTE 4. CAPITAL SHARES

The pro-forma combining net asset value per share assumes the issuance of Acquiring Fund shares to Target Fund shareholders in connection with the proposed merger. The number of shares assumed to be issued is equal to the net asset value of the Target Fund divided by the net asset value per share of the Acquiring Fund as of September 30, 2004. The pro-forma number of shares outstanding, by class, for the combined entity consists of the following at September 30, 2004.

                  Shares of         Additional Shares   Total Shares
                  Acquiring Fund    Assumed Issued      Outstanding
Class of Shares   Pre-Combination   with Merger         Post Combination
---------------   ---------------   -----------------   ----------------
Class A                774,729             93,488             868,217
Class B                293,289            178,292             471,581
Class C                 29,516             13,369              42,885
Class Z             14,532,215         24,672,782          39,204,997

NOTE 5. LEGAL PROCEEDINGS

Columbia, the Distributor, and certain of their affiliates (collectively, "The Columbia Group") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues. The Columbia Group has not uncovered any instances where Columbia or the Distributor were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and the Distributor, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and the Distributor alleging that Columbia and the Distributor had violated certain New York anti-fraud statutes. If either Columbia or the Distributor is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment advisor or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent Columbia, the Distributor or any company that is an affiliated person of Columbia and the Distributor from serving as an investment advisor or distributor for any registered investment company, including your fund. Your fund has been informed by Columbia and the Distributor that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment advisor and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, Columbia and the Distributor entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, Columbia and the Distributor agreed, among other things, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring Columbia and the Distributor to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review Columbia's and the Distributor's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, the Columbia Group and its affiliate Banc of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

In connection with the events described in detail above, various parties have filed suit against certain funds, their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia funds and affiliated entities have been named as defendants in several derivative actions under various sections of the Investment Company Act of 1940, as amended, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various of its affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds, have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, that the likelihood they will have a material adverse impact on any fund is remote, and that the lawsuits are not likely to materially affect its ability to provide investment management services to its clients, including the funds.

For the twelve months ended September 30, 2004, Columbia has assumed legal, consulting services and Trustees' fees incurred by the Funds in connection with these matters.

Pro-forma Combining
Statement of Assets & Liabilities
As of September 30, 2004 (unaudited)


                                                           Columbia        Columbia
                                                         Common Stock    Large Cap Core
                                                             Fund             Fund
                                                                                             Pro Forma           Pro Forma
                                                         Target Fund     Acquiring Fund     Adjustments          Combined
                                                        -------------    ---------------    ------------       -------------
ASSETS:
Investments, at cost                                    $ 277,750,289     $ 361,214,523     $         --       $ 638,964,812
                                                        -------------     -------------     ------------       -------------
Investments, at value                                   $ 299,949,274     $ 385,173,467     $         --       $ 685,122,741
Cash                                                              540               534                                1,074
Receivable for:
   Investments sold                                         4,178,127        28,675,351               --          32,853,478
   Fund shares sold                                           228,692           329,944               --             558,636
   Interest                                                       335                44               --                 379
   Dividends                                                  323,765           291,766               --             615,531
   Foreign tax reclaims                                            --             3,899               --               3,899
Deferred Trustees' compensation plan                            1,508            24,329               --              25,837
                                                        -------------     -------------     ------------       -------------
        TOTAL ASSETS                                      304,682,241       414,499,334               --         719,181,575
                                                        -------------     -------------     ------------       -------------

LIABILITIES:
Payable for:
   Investments purchased                                    1,098,706        29,374,346                           30,473,052
   Fund shares repurchased                                  2,506,764           687,760               --           3,194,524
   Investment advisory fee                                    154,121           239,536               --             393,657
   Administration fee                                              --            22,352               --              22,352
   Transfer agent fee                                         103,735            96,714               --             200,449
   Pricing and bookkeeping fees                                12,936             4,696               --              17,632
   Trustees' fees                                                 960             1,389               --               2,349
   Custody fee                                                  4,759             3,682               --               8,441
   Distribution and Service fees                                2,200            63,220               --              65,420
Deferred Trustees' fees                                         1,508            24,329               --              25,837
Other liabilities                                              64,423            54,192           63,913(f)          182,528
                                                        -------------     -------------     ------------       -------------
        TOTAL LIABILITIES                                   3,950,112        30,572,216           63,913          34,586,241
                                                        -------------     -------------     ------------       -------------
NET ASSETS                                              $ 300,732,129     $ 383,927,118     $    (63,913)(f)   $ 684,595,334
                                                        =============     =============     ============       =============

COMPOSITION OF NET ASSETS:
Paid-in capital                                         $ 343,327,407     $ 350,411,858               --       $ 693,739,265
Undistributed (overdistributed) net investment income         846,686           (16,638)    $    (63,913)(f)         766,135
Accumulated net realized gain (loss)                      (65,640,949)        9,572,954               --         (56,067,995)
Unrealized appreciation on investments                     22,198,985        23,958,944               --          46,157,929
                                                        -------------     -------------     ------------       -------------
NET ASSETS                                              $ 300,732,129     $ 383,927,118     $    (63,913)(f)   $ 684,595,334
                                                        =============     =============     ============       =============

CLASS A:(a)
Net assets                                              $   1,123,719     $   9,304,104     $       (973)      $  10,426,850
Shares outstanding                                             61,304           774,729           93,488(g)          868,217
                                                        =============     ============                         =============
Net asset value per share(c)                            $       18.33     $      12.01                         $       12.01
                                                        =============     ============                         =============
Maximum sales charge                                             5.75%            5.75%                                 5.75%
Maximum offering price per share(d)                     $       19.45     $      12.74                         $       12.74

CLASS B:(a)
Net assets                                              $   2,082,384     $   3,424,661     $       (514)      $   5,506,531
Shares outstanding                                            115,022           293,289          178,292(g)          471,581
                                                        =============     ============                         =============
Net asset value and offering price per share(c)         $       18.10     $      11.68                         $       11.68
                                                        =============     ============                         =============

CLASS C:(a)(b)
Net assets                                              $      26,089     $     344,713     $    130,040       $     500,842
Shares outstanding                                              1,441            29,516           13,369(g)           42,885
                                                        =============     ============                         =============
Net asset value and offering price per share(c)         $       18.10     $      11.68                         $       11.68
                                                        =============     ============                         =============

CLASS D:(b)
Net assets                                              $     130,087                --     $   (130,087)                 --
Shares outstanding                                              7,189                --           (7,189)                 --
                                                        ============       =============                       =============
Net asset value and offering price per share(c)         $      18.10                  --                                  --
                                                        ============       =============                       =============

CLASS G:
Net assets                                              $          --     $  16,418,967     $     (1,533)      $  16,417,434
Shares outstanding                                                 --         1,419,394               --           1,419,394
                                                        =============     ============                         =============
Net asset value and offering price per share(c)                    --     $      11.57                         $       11.57
                                                        =============     ============                         =============

CLASS T:
Net assets                                              $          --     $ 179,310,453     $    (16,739)      $ 179,293,714
Shares outstanding                                                 --        15,001,630               --          15,000,230
                                                        =============     ============                         =============
Net asset value per share(c)                                       --     $      11.95                         $       11.95
                                                        =============     ============                         =============
Maximum sales charge                                    $          --             5.75%                                 5.75%
Maximum offering price per share(d)                                --     $      12.68                         $       12.68

CLASS Z: (a)
Net assets                                              $ 297,369,850     $ 175,124,220     $    (44,107)      $ 472,449,963
Shares outstanding                                         16,198,934        14,532,215       24,672,782(g)       39,204,997
                                                        =============     ============                         =============
Net asset value, offering and
   redemption price per share(e)                        $       18.36     $      12.05                         $       12.05
                                                        =============     ============                         =============


(a) Class A,B,C and Z shares of Columbia Common Stock Fund are exchanged for new Class A,B,C and Z shares of Columbia Large Cap Core Fund, respectively, based on the net asset value per share of Columbia Large Cap Core Fund's Class A,B,C and Z shares, respectively, at the time of the merger.

(b) Class D shares of Columbia Common Stock Fund are exchanged for new Class C shares of Columbia Large Cap Core Fund based on the net asset value per share of Columbia Large Cap Core Fund's Class C shares at the time of the merger.

(c) Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

(d) On sales of $50,000 or more the offering price is reduced.

(e) Redemption price per share is equal to net asset value less any applicable redemption fees.

(f) Adjustment reflects the one time proxy, accounting, legal and other costs of the reorganization as approved by the Board of Trustees of $ 0 and $63,913 to be borne by Columbia Common Stock Fund and Columbia Large Cap Core Fund, respectively.

(g) Reflects estimated shares issued to Target Fund shareholders at the time of the merger.

Pro-forma Combining
Statement of Operations
For the Twelve Months Ended September 30, 2004 (Unaudited)

                                                           Columbia        Columbia
                                                         Common Stock    Large Cap Core
                                                             Fund             Fund
                                                                                            Pro Forma          Pro Forma
                                                         Target Fund     Acquiring Fund    Adjustments          Combined
                                                        -------------    ---------------  -------------       -------------

INVESTMENT INCOME:
Dividends                                               $   4,910,847    $   5,600,615    $          --       $  10,511,462
Dividends from affiliates                               $     133,332    $          --    $          --       $     133,332
Interest                                                       41,533           17,851               --              59,384
Foreign taxes withheld                                        (12,059)         (48,130)              --             (60,189)
                                                        -------------    -------------    -------------       -------------
   Total Investment Income                                  5,073,653        5,570,336               --          10,643,989
                                                        -------------    -------------    -------------       -------------

EXPENSES:
Investment advisory fee                                     2,306,451        3,150,172          624,047           6,080,670(a)
Administration fee                                                 --          281,415          261,792             543,207(a)
Distribution fee:
      Class B                                                  12,928           24,301               --              37,229(a)
      Class C                                                     258            2,875            1,060               4,193(a)(e)
      Class D                                                   1,060               --           (1,060)                 --(e)
      Class G                                                      --          155,589               --             155,589(a)
Service fee:
      Class A                                                   1,724           23,439               --              25,163(a)
      Class B                                                   4,297            8,090               --              12,387(a)
      Class C                                                      85              958              352               1,395(a)(e)
      Class D                                                     352               --             (352)                 --(e)
      Class G                                                      --           71,810               --              71,810(a)
Shareholder services fees-Class T                                  --          575,263               --             575,263(a)
Transfer agent fee:
      Class A                                                   1,631           20,258           (3,711)             18,178(b)
      Class B                                                   4,289            6,577           (1,929)              8,937(b)
      Class C                                                      78              795              143               1,016(b)(e)
      Class D                                                     267               --             (267)                 --(e)
      Class G                                                      --           61,528          (18,261)             43,267(b)
      Class T                                                      --          423,519          (76,132)            347,387(b)
      Class Z                                                 865,143          353,912         (168,515)          1,050,540(b)
Pricing and bookkeeping fees                                  128,313           57,406          (89,022)             96,697(b)
Trustees' fees                                                 12,899           15,110           (4,301)             23,708
Custody fee                                                    37,230           27,542              575              65,347(f)
Non-recurring costs ( see Note 5)                              17,852               --               --              17,852
Other expenses                                                207,606          185,544         (158,430)            234,720(b)
                                                        -------------    -------------    -------------       -------------
   Total Operating Expenses                                 3,602,463        5,446,103          365,989           9,414,555
Interest expense                                                  721               --               --                 721
  Total Expenses                                            3,603,184        5,446,103          365,989           9,415,276
Fees and expenses waived or reimbursed by
   Investment Advisor                                              --               --       (1,108,315)         (1,108,315)(c)
Fees waived by Transfer Agent:
      Class A                                                      --             (317)             317                  --(d)
      Class B                                                      --             (115)             115                  --(d)
      Class C                                                      --              (13)              13                  --(d)
      Class G                                                      --             (717)             717                  --(d)
      Class T                                                      --           (6,203)           6,203                  --(d)
      Class Z                                                      --           (6,157)           6,157                  --(d)
Custody earnings credit                                          (166)              --               --                (166)
Non-recurring costs assumed by Investment
    Advisor (see Note 5)                                      (17,852)              --               --             (17,852)
                                                        -------------    -------------    -------------       -------------
   Net Expenses                                             3,585,166        5,432,581         (728,804)          8,288,943
                                                        -------------    -------------    -------------       -------------
Net Investment Income                                       1,488,487          137,755          728,804           2,355,046
                                                        -------------    -------------    -------------       -------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS:
Net realized gain on investments                           74,186,401       31,566,846               --         105,753,247
Net realized gain on affiliated investments                 3,770,605               --               --           3,770,605
Net change in unrealized appreciation/depreciation
   on investments                                         (40,719,723)      (1,396,341)              --         (42,116,064)
                                                        -------------    -------------    -------------       -------------
Net Gain                                                   37,237,283       30,170,505               --          67,407,788
                                                        -------------    -------------    -------------       -------------

Net Increase in Net Assets from Operations              $  38,725,770    $  30,308,260    $     728,804       $  69,762,834
                                                        -------------    -------------    -------------       -------------

(a) Based on the contract in effect for Columbia Large Cap Core Fund, the surviving fund.

(b) Reflects elimination of duplicate expenses achieved as a result of merging funds.

(c) Expense limit set at lowest pre-merger expense ratio, expected to be contractual at date of merger.

(d) Voluntary fee waiver, not anticipated post merger.

(e) Class D shares of Columbia Common Stock Fund are exchanged for new Class C shares of Columbia Large Cap Core Fund.

(f) Adjustment to realign Columbia Common Stock Fund's fees to Columbia Large Cap Core Fund's current fee structure.

Pro-forma Combining
Investment Portfolio
September 30, 2004 (unaudited)

                                                           COLUMBIA COMMON        COLUMBIA LARGE CAP
                                                              STOCK FUND               CORE FUND
                                             % OF NET
                                              ASSETS         TARGET FUND             ACQUIRING FUND          PRO FORMA COMBINED
                                             -------   ----------------------   -----------------------   -----------------------
COMMON STOCKS                                  96.6%     SHARES       VALUE       SHARES       VALUE        SHARES        VALUE
                                                        --------  ------------   --------   ------------   --------   ------------
CONSUMER DISCRETIONARY                         12.6%
AUTO COMPONENTS                                 0.3%
Magna International, Inc., Class A                            --  $         --     25,800   $  1,911,264     25,800   $  1,911,264
                                                                                            ------------              ------------
HOTELS, RESTAURANTS & LEISURE                   1.2%
Darden Restaurants                                       190,300     4,437,796         --             --    190,300      4,437,796
Yum! Brands, Inc.                                             --            --     98,400      4,000,944     98,400      4,000,944
                                                                  ------------- ---------   ------------  ---------   ------------
                                                                     4,437,796                 4,000,944    288,700      8,438,740
                                                                  ------------              ------------  ---------   ------------

HOUSEHOLD DURABLES                              0.9%
Garmin Ltd.                                               95,400     4,126,050         --             --     95,400      4,126,050
Lennar Corp., Class A                                         --            --     41,300      1,965,880     41,300      1,965,880
                                                                  ------------              ------------              ------------
                                                                     4,126,050                 1,965,880                 6,091,930
                                                                  ------------              ------------              ------------

LEISURE EQUIPMENT & PRODUCTS                    0.3%
Hasbro                                                   100,400     1,887,520         --             --    100,400      1,887,520
                                                                  ------------                                        ------------

MEDIA                                           5.4%
Comcast Corp., Class A(a)                                194,442     5,491,042         --             --    194,442      5,491,042
DirecTV  Group, Inc.(a)                                  382,800     6,733,452         --             --    382,800      6,733,452
Fox Entertainment Group, Inc., Class A(a)                     --            --     69,500      1,927,930     69,500      1,927,930
Liberty Media Corp., Class A(a)                          567,200     4,945,984    217,800      1,899,216    785,000      6,845,200
Liberty Media International, Inc.(a)                      31,433     1,048,668         --             --     31,433      1,048,668
McGraw-Hill Companies, Inc.                                   --            --     41,000      3,267,290     41,000      3,267,290
Time Warner, Inc.(a)                                     370,400     5,978,256         --             --    370,400      5,978,256
Viacom, Inc., Class B                                         --            --    169,900      5,701,844    169,900      5,701,844
                                                                  ------------              ------------              ------------
                                                                    24,197,402                12,796,280                36,993,682
                                                                  ------------              ------------              ------------
MULTILINE RETAIL                                1.8%
J.C. Penney Co., Inc.                                         --                   78,200      2,758,896     78,200      2,758,896
Kohl's Corp.(a)                                           99,500     4,794,905         --             --     99,500      4,794,905
Sears Roebuck & Co.                                      125,500     5,001,175         --             --    125,500      5,001,175
                                                                  ------------              ------------              ------------
                                                                     9,796,080                 2,758,896                12,554,976
                                                                  ------------              ------------              ------------

SPECIALTY RETAIL                                2.3%
Abercrombie & Fitch Co., Class A                              --            --     99,400      3,131,100     99,400      3,131,100
Best Buy Co., Inc.                                            --            --     85,600      4,642,944     85,600      4,642,944
Radio Shack Corp.                                        151,000     4,324,640         --             --    151,000      4,324,640
Staples, Inc.                                                 --            --    131,900      3,933,258    131,900      3,933,258
                                                                  ------------              ------------              ------------
                                                                     4,324,640                11,707,302                16,031,942
                                                                  ------------              ------------              ------------

TEXTILES & APPAREL                              0.4%
Liz Claiborne, Inc.                                       63,800     2,406,536         --             --     63,800      2,406,536
                                                                  ------------                                        ------------

----------------------------------------------------------------------------------------------------------------------------------
CONSUMER STAPLES                                8.0%
BEVERAGES                                       2.7%
Coca Cola Femsa SA CV                                    115,100     2,242,148                        --    115,100      2,242,148
Diageo PLC, ADR                                               --            --    114,500      5,774,235    114,500      5,774,235
PepsiCo, Inc.                                                 --            --    210,000     10,216,500    210,000     10,216,500
                                                                  ------------              ------------              ------------
                                                                     2,242,148                15,990,735                18,232,883
                                                                  ------------              ------------              ------------


FOOD & STAPLES RETAILING                        2.1%
Costco Wholesale Corp.                                        --            --    116,700      4,850,052    116,700      4,850,052
Safeway, Inc.(a)                                         245,700     4,744,467         --             --    245,700      4,744,467
Wal-Mart Stores, Inc.                                     94,800     5,043,360         --             --     94,800      5,043,360
                                                                  ------------              ------------              ------------
                                                                     9,787,827                 4,850,052                14,637,879
                                                                  ------------              ------------              ------------

FOOD PRODUCTS                                   0.6%
Sara Lee Corp.                                           182,700     4,176,522         --             --    182,700      4,176,522
                                                                  ------------                                        ------------

HOUSEHOLD PRODUCTS                              1.7%
Procter & Gamble Co.                                          --            --    213,600     11,560,032    213,600     11,560,032
                                                                                            ------------              ------------

TOBACCO                                         0.9%
Altria Group, Inc.                                        83,365     3,921,490     42,900      2,018,016    126,265      5,939,506
                                                                  ------------              ------------              ------------

-----------------------------------------------------------------------------------------------------------------------------------
ENERGY                                          6.6%
ENERGY EQUIPMENT & SERVICES                     0.3%
Transocean, Inc.(a)                                       60,600     2,168,268         --             --     60,600      2,168,268
                                                                  ------------                                        ------------
OIL & GAS                                       6.3%
Anadarko Petroleum Corp.                                  39,800     2,641,128         --             --      39,800     2,641,128
Apache Corp.                                                  --            --     41,900      2,099,609      41,900     2,099,609


                                                           COLUMBIA COMMON        COLUMBIA LARGE CAP
                                                              STOCK FUND               CORE FUND
                                             % OF NET
                                              ASSETS         TARGET FUND             ACQUIRING FUND          PRO FORMA COMBINED
                                             ---------  ----------------------   -----------------------   -----------------------
COMMON STOCKS (continued)                                SHARES       VALUE       SHARES       VALUE        SHARES        VALUE
                                                        --------  ------------   --------   ------------   --------   ------------
BP PLC                                                   300,000   $ 1,725,900                        --     300,000   $ 1,725,900
ConocoPhillips                                                --            --    119,000    $ 9,859,150     119,000     9,859,150
Devon Energy Corp.                                        45,600     3,238,056        --              --      45,600     3,238,056
EL Paso Corp.                                            326,000     2,995,940        --              --     326,000     2,995,940
EOG Resources, Inc.                                           --            --    63,200       4,161,720      63,200     4,161,720
Exxon Mobil Corp.                                             --            --   230,300      11,130,399     230,300    11,130,399
Kerr McGee Corp.                                          90,500     5,181,125        --              --      90,500     5,181,125
                                                                  ------------              ------------              ------------
                                                                    15,782,149                27,250,878                43,033,027
                                                                  ------------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
FINANCIALS                                     19.2%
CAPITAL MARKETS                                 3.1%
A.G. Edwards, Inc.                                        49,600     1,717,152                                49,600     1,717,152
Bank of New York Co., Inc.                                    --            --    101,900      2,972,423     101,900     2,972,423
E*TRADE Financial Corp.(a)                               146,400     1,671,888    255,200      2,914,384     401,600     4,586,272
Goldman Sachs Group, Inc.                                     --            --     41,100      3,832,164      41,100     3,832,164
Merrill Lynch & Co., Inc.                                     --            --     76,200      3,788,664      76,200     3,788,664
Morgan  Stanley                                           96,000     4,732,800         --             --      96,000     4,732,800
                                                                  ------------              ------------              ------------
                                                                     8,121,840                13,507,635                21,629,475
                                                                  ------------              ------------              ------------

COMMERCIAL BANKS                                4.9%
Fifth Third Bancorp                                       63,900     3,145,158         --             --      63,900     3,145,158
M&T Bank Corp.                                                --            --     19,700      1,885,290      19,700     1,885,290
National City Corp.                                           --            --     76,400      2,950,568      76,400     2,950,568
SouthTrust Corp.                                              --            --     68,760      2,864,542      68,760     2,864,542
SunTrust Banks, Inc.                                          --            --     28,400      1,999,644      28,400     1,999,644
U.S. Bancorp                                                  --            --    162,500      4,696,250     162,500     4,696,250
Wachovia Corp.                                                --            --    157,100      7,375,845     157,100     7,375,845
Wells Fargo & Co.                                             --            --    116,300      6,934,969     116,300     6,934,969
Zions Bancorp                                                 --            --     31,700      1,934,968      31,700     1,934,968
                                                                  ------------              ------------              ------------
                                                                     3,145,158                30,642,076                33,787,234
                                                                  ------------              ------------              ------------

CONSUMER FINANCE                                0.5%
American Express Co.                                      62,550     3,218,823         --             --      62,550     3,218,823
                                                                  ------------                                        ------------


DIVERSIFIED FINANCIAL SERVICES                  3.1%
Citigroup, Inc.                                          111,989     4,940,955    169,600      7,482,752     281,589    12,423,707
JPMorgan Chase & Co.                                     132,112     5,248,810     97,200      3,861,756     229,312     9,110,566
                                                                  ------------              ------------              ------------
                                                                    10,189,765                11,344,508                21,534,273
                                                                  ------------              ------------              ------------

INSURANCE                                       4.8%
Ace Ltd.                                                 115,900     4,642,954                               115,900     4,642,954
Aflac, Inc.                                                   --            --    101,900      3,995,499     101,900     3,995,499
Allstate Corp.                                            39,400     1,890,806         --             --      39,400     1,890,806
American International Group, Inc.                            --            --     26,700      1,815,333      26,700     1,815,333
Chubb Corp.                                               37,300     2,621,444         --             --      37,300     2,621,444
Hartford Financial Services Group, Inc.                       --            --     64,400      3,988,292      64,400     3,988,292
Marsh & McLennan Companies, Inc.                          55,600     2,544,256         --             --      55,600     2,544,256
Metlife, Inc.                                                 --            --     51,100      1,975,015      51,100     1,975,015
UmumProvident Corp.                                      338,500     5,311,065         --             --     338,500     5,311,065
XL Capital Ltd., Class A                                      --            --     53,900      3,988,061      53,900     3,988,061
                                                                  ------------              ------------              ------------
                                                                    17,010,525                15,762,200                32,772,725
                                                                  ------------              ------------              ------------

                                                           COLUMBIA COMMON        COLUMBIA LARGE CAP
                                                              STOCK FUND               CORE FUND
                                             % OF NET
                                              ASSETS         TARGET FUND             ACQUIRING FUND          PRO FORMA COMBINED
                                                        ----------------------   -----------------------   -----------------------
COMMON STOCKS (continued)                                SHARES       VALUE       SHARES       VALUE        SHARES        VALUE
                                                        --------  ------------   --------   ------------   --------   ------------
THRIFTS & MORTGAGE FINANCE                      2.8%
Fannie Mae                                                88,465    $5,608,681     81,400     $5,160,760     169,865  $ 10,769,441
MGIC Investment Corp.                                    123,000     8,185,650                        --     123,000     8,185,650
                                                                  ------------              ------------              ------------
                                                                    13,794,331                 5,160,760                18,955,091
                                                                  ------------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
HEALTH CARE                                    14.4%
BIOTECHNOLOGY                                   1.7%
Amgen(a)                                                  94,882     5,377,912         --             --      94,882     5,377,912
Genetech, Inc.(a)                                             --            --     39,800      2,086,316      39,800     2,086,316
Invitrogen Corp.(a)                                           --            --     23,100      1,270,269      23,100     1,270,269
Medimmune,Inc.(a)                                        127,200     3,014,640         --             --     127,200     3,014,640
                                                                  ------------              ------------              ------------
                                                                     8,392,552                 3,356,585                11,749,137
                                                                  ------------              ------------              ------------

HEALTH CARE EQUIPMENT & SUPPLIES                1.4%
Alcon, Inc.                                                   --            --     25,000      2,005,000      25,000     2,005,000
Boston Scientific Corp.(a)                                    --            --     57,700      2,292,421      57,700     2,292,421
Medtronic, Inc.                                               --            --     57,800      2,999,820      57,800     2,999,820
Varian Medical Systems, Inc.(a)                               --            --     59,600      2,060,372      59,600     2,060,372
                                                                                            ------------              ------------
                                                                                               9,357,613                 9,357,613
                                                                                            ------------              ------------

HEALTH CARE PROVIDERS & SERVICES                3.1%
Anthem, Inc.                                                  --            --     47,400      4,135,650      47,400     4,135,650
Cardinal Health, Inc.                                    121,400     5,313,678         --             --     121,400     5,313,678
Caremark Rx, Inc.(a)                                          --            --    100,500      3,223,035     100,500     3,223,035
McKesson Corp.                                           134,880     3,459,672         --             --     134,880     3,459,672
WebMD Corp.                                              748,200     5,207,472         --             --     748,200     5,207,472
                                                                  ------------              ------------              ------------
                                                                    13,980,822                 7,358,685                21,339,507
                                                                  ------------              ------------              ------------

PHARMACEUTICALS                                 8.2%
Abbott Laboratories                                           --            --     98,800      4,185,168      98,800     4,185,168
Allergen, Inc.                                                --            --     49,600      3,598,480      49,600     3,598,480
Barr Pharmaceuticals, Inc.                               141,100     5,845,773         --             --     141,100     5,845,773
Biovail Corp.(a)                                         258,660     4,474,818         --             --     258,660     4,474,818
Endo Pharmaceuticals Holdings(a)                         148,200     2,720,952         --             --     148,200     2,720,952
GlaxoSmithKline PLC, ADR                                      --            --     68,160      2,980,637      68,160     2,980,637
Johnson & Johnson                                         54,225     3,054,494     59,500      3,351,635     113,725     6,406,129
Merck & Co., Inc.                                             --            --     85,800      2,831,400      85,800     2,831,400
Pfizer, Inc.                                             188,504     5,768,222    456,700     13,975,020     645,204    19,743,242
Teva Pharmaceutical Industries Ltd., ADR                      --            --    117,000      3,036,150     117,000     3,036,150
                                                                  ------------              ------------              ------------
                                                                    21,864,259                33,958,490                55,822,749
                                                                  ------------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIALS                                     8.6%
AIRLINES                                        0.6%
Southwest Airlines Co.                                   306,700     4,177,254         --             --     306,700     4,177,254
                                                                  ------------                                        ------------

AEROSPACE & DEFENSE                             1.5%
Northorp Grumman Corp.                                        --            --     56,600      3,018,478      56,600     3,018,478
United Technologies Corp.                                     --            --     77,000      7,190,260      77,000     7,190,260
                                                                                            ------------              ------------
                                                                                              10,208,738                10,208,738
                                                                                            ------------              ------------

AIR FREIGHT & LOGISTICS                         0.9%
United Parcel Service, Inc., Class B                          --            --     79,200      6,012,864      79,200     6,012,864
                                                                                            ------------              ------------

BUILDING PRODUCTS                               0.6%
Masco Corp.                                                   --            --    115,900      4,002,027     115,900     4,002,027
                                                                                            ------------              ------------


COMMERCIAL SERVICES & SUPPLIES                  1.7%
Cendant Corp.                                                 --            --    142,500      3,078,000     142,500     3,078,000
Manpower, Inc.                                                --            --     45,300      2,015,397      45,300     2,015,397
Republic Services, Inc.                                       --            --     75,600      2,249,856      75,600     2,249,856
ServiceMaster Co.                                        132,100     1,698,806         --             --     132,100     1,698,806
Waste Management, Inc.                                   110,075     3,009,450         --             --     110,075     3,009,450
                                                                  ------------              ------------              ------------
                                                                     4,708,256                 7,343,253                12,051,509
                                                                  ------------              ------------              ------------

CONSTRUCTION & ENGINEERING                      0.2%
Jacobs Engineering Group, Inc.                            29,000     1,110,410         --             --      29,000     1,110,410
                                                                  ------------                                        ------------

INDUSTRIAL CONGLOMERATES                        1.0%
General Electric Co.                                          --            --    211,404      7,098,946     211,404     7,098,946
                                                                                              ------------              ------------

MACHINERY                                       1.7%
Eaton Corp.                                                   --            --     36,000      2,282,760      36,000     2,282,760
Fowserve Corp.(a)                                             --            --     88,000      2,127,840      88,000     2,127,840
Ingersoll-Rand Co., Class A                                   --            --     45,800      3,113,026      45,800     3,113,026
PACCAR, Inc.                                                  --            --     61,300      4,237,056      61,300     4,237,056
                                                                                            ------------              ------------
                                                                                              11,760,682                11,760,682
                                                                                            ------------              ------------

ROAD & RAIL                                     0.4%
Union Pacific Corp.                                       43,450     2,546,170         --             --      43,450     2,546,170
                                                                  ------------                                        ------------

----------------------------------------------------------------------------------------------------------------------------------
INFORMATION TECHNOLOGY                         16.2%
COMMUNICATIONS EQUIPMENT                        1.2%
Avaya, Inc.                                                   --            --    139,900      1,950,206     139,900     1,950,206
Cisco Systems, Inc.(a)                                        --            --    177,300      3,209,130     177,300     3,209,130
Nortel Networks Corp.(a)                                 981,900     3,338,460         --             --     981,900     3,338,460

                                                           COLUMBIA COMMON        COLUMBIA LARGE CAP
                                                              STOCK FUND               CORE FUND
                                             % OF NET
                                              ASSETS         TARGET FUND             ACQUIRING FUND          PRO FORMA COMBINED
                                                        ----------------------   -----------------------   -----------------------
COMMON STOCKS (continued)                                SHARES       VALUE       SHARES       VALUE        SHARES        VALUE
                                                        --------  ------------   --------   ------------   --------   ------------
                                                                  ------------              ------------              ------------
                                                                    $3,338,460                $5,159,336                 $8,497,796
                                                                  ------------              ------------              ------------

COMPUTERS & PERIPHERALS                         3.6%
Hewlett Packard Co.                                      247,200     4,635,000         --             --     247,200     4,635,000
International Business Machines                           65,725     5,635,261         --             --      65,725     5,635,261
Lexmark International, Inc., Class A(a)                       --            --     99,781      8,382,602      99,781     8,382,602
Sandisk Corp.(a)                                         204,750     5,962,320         --             --     204,750     5,962,320
                                                                  ------------              ------------              ------------
                                                                    16,232,581                 8,382,602                24,615,183
                                                                  ------------              ------------              ------------

ELECTRONIC EQUIPMENT & INSTRUMENTS              0.4%
Tektronix, Inc.                                               --            --     82,900      2,756,425      82,900     2,756,425
                                                                                            ------------              ------------

IT SERVICES                                     0.9%
Accenture Ltd., Class A(a)                                    --            --    219,600      5,940,180     219,600     5,940,180
                                                                                            ------------              ------------

SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT        4.5%
Altera Corp.(a)                                               --            --    104,800      2,050,936     104,800     2,050,936
Analog Devices, Inc.                                     105,600     4,095,168     78,900      3,059,742     184,500     7,154,910
ASML Holding NV, Registered Shares(a)                         --            --    211,500      2,722,005     211,500     2,722,005
Broadcom Corp.                                            56,300     1,536,427         --             --      56,300     1,536,427
Intel  Corp.                                             147,000     2,948,820         --             --     147,000     2,948,820
Linear  Technology Corp.                                 131,000     4,747,440         --             --     131,000     4,747,440
Marvell Technology Group Ltd.(a)                              --            --     94,800      2,477,124      94,800     2,477,124
Maxim Integrated Products, Inc.                           36,000     1,522,440     58,800      2,486,652      94,800     4,009,092
Taiwan Semiconductor Manufacturing
   Co., Ltd., ADR                                             --            --    485,300      3,465,042     485,300     3,465,042
                                                                  ------------              ------------              ------------
                                                                    14,850,295                16,261,501                31,111,796
                                                                  ------------              ------------              ------------

SOFTWARE                                        5.6%
Fair Issac Corp.                                          48,100     1,404,520                                48,100     1,404,520
Microsoft Corp.                                          422,200    11,673,830    544,700     15,060,955     966,900    26,734,785
Oracle Corp.(a)                                          302,820     3,415,810         --             --     302,820     3,415,810
Symantec Corp.(a)                                             --            --     76,700      4,209,296      76,700     4,209,296
Synopsys, Inc.(a)                                        163,800     2,592,954         --             --     163,800     2,592,954
                                                                  ------------              ------------              ------------
                                                                    19,087,114                19,270,251                38,357,365
                                                                  ------------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
MATERIALS                                       4.8%
CHEMICALS                                       0.6%
E.I. du Pont de Nemours & Co.                             95,500     4,087,400         --             --      95,500     4,087,400
                                                                  ------------                                         ------------


CONTAINERS & PACKAGING                          1.8%
Sealed Air Corp.(a)                                       88,800     4,115,880         --             --      88,800     4,115,880
Smurfit-Stone Container Corp.(a)                         287,400     5,566,938    124,400      2,409,628     411,800     7,976,566
                                                                  ------------              ------------              ------------
                                                                     9,682,818                 2,409,628                12,092,446
                                                                  ------------              ------------              ------------

METALS & MINING                                 2.1%
Arch Coal, Inc.                                               --            --      77,600     2,754,024      77,600     2,754,024
Companhia Vale do Rio Doce, ADR                               --            --     138,900     2,673,825     138,900     2,673,825
International Steel Group, Inc.(a)                       113,200     3,814,840     113,200            --          --     3,814,840
Peabody Energy Corp.                                          --            --      45,700     2,719,150      45,700     2,719,150
Phelps Dodge Corp.                                            --            --      23,400     2,153,502      23,400     2,153,502
                                                                  ------------              ------------              ------------
                                                                     3,814,840                10,300,501                14,115,341
                                                                  ------------              ------------              ------------

PAPER & FOREST PRODUCTS                         0.3%
MeadWestvaco Corp.                                            --            --     75,500      2,408,450      75,500     2,408,450
                                                                                              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
TELECOMMUNICATION SERVICES                      4.6%
DIVERSIFIED TELECOMMUNICATION SERVICES          4.2%
ALLTEL Corp.                                                  --            --     71,100      3,904,101      71,100     3,904,101
BellSouth Corp.                                               --            --    108,300      2,937,096     108,300     2,937,096
Brasil Telecommunication Participacoes                   119,400     3,868,560         --             --     119,400     3,868,560
CenturyTel, Inc.                                          57,900     1,982,496         --             --      57,900     1,982,496
Citizens Communications, Inc.                                 --            --    153,100      2,050,009     153,100     2,050,009
Qwest Communications International, Inc.(a)              421,000     1,401,930         --             --     421,000     1,401,930
SBC Communications, Inc.                                      --            --     74,900      1,943,655      74,900     1,943,655
Telefonos de Mexico SA                                   186,200     6,008,674         --             --     186,200     6,008,674
Verizon Communications, Inc.                              59,500     2,343,110     53,100      2,091,078     112,600     4,434,188
                                                                  ------------              ------------              ------------
                                                                    15,604,770                12,925,939                28,530,709
                                                                  ------------              ------------              ------------

WIRELESS TELECOMMUNICATIONS SERVICES            0.4%
Nextel Communications, Inc., Class A(a)                  114,300     2,724,912         --             --     114,300     2,724,912
                                                                  ------------                                         ------------

----------------------------------------------------------------------------------------------------------------------------------
UTILITIES                                       1.6%
ELECTRIC UTILITIES                              1.0%
American Electric Power Co., Inc.                             --            --     66,500      2,125,340      66,500     2,125,340
Entergy Corp.                                                 --            --     78,400      4,751,824      78,400     4,751,824
                                                                                            ------------              ------------
                                                                                               6,877,164                 6,877,164
                                                                                            ------------              ------------

MULTI-UTILITIES & UNREGULATED POWER             0.6%
Sempra Energy                                                 --           --     110,700      4,006,233     110,700     4,006,233
                                                                                              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON STOCKS                                                290,937,783               370,383,551               661,321,334
                                                                  ------------              ------------              ------------

                                                           COLUMBIA COMMON        COLUMBIA LARGE CAP
                                                              STOCK FUND               CORE FUND
                                             % OF NET
                                              ASSETS         TARGET FUND             ACQUIRING FUND          PRO FORMA COMBINED
                                             -------   ----------------------   -----------------------   -----------------------
                                                         SHARES       VALUE       SHARES       VALUE        SHARES        VALUE
                                                        --------  ------------   --------   ------------   --------   ------------
PREFERRED STOCK                                 0.8%
CONSUMER DISCRETIONARY                          0.8%
MEDIA
News Corp., Ltd., ADR                                     42,850    $1,342,491    126,100     $3,950,713     168,950    $5,293,204
                                                                  ------------              ------------              ------------


INVESTMENT MANAGEMENT COMPANIES                 1.4%
Nasdaq-100 Index Tracking Stock                               --            --     77,500      2,724,125      77,500     2,724,125
Consumer Staples Select SPDR Fund                             --            --    310,900      6,734,094     310,900     6,734,094
SPDR Trust Series 1                                           --            --      3,400        379,984       3,400       379,984
                                                                                            ------------              ------------
                                                                                               9,838,203                 9,838,203
                                                                                            ------------              ------------

SHORT-TERM OBLIGATIONS                          1.3%          PAR                 PAR                             PAR
----------------------------------------------------------------------------------------------------------------------------------
Repurchase agreement with State Street
   Bank & Trust Co., dated 09/30/04, due
   10/01/04 at 1.580%, collateralized by a
   U.S. Treasury Bond, maturing 05/15/14,
   market value $1,022,400
  (repurchase proceeds $1,001,044)                            --            --   $1,001,000    1,001,000  $1,001,000     1,001,000

Repurchase agreement with State Street
   Bank & Trust Co., dated 09/30/04, due
   10/01/04 at 1.570%, collateralized by a
   U.S. Treasury Note, maturing 01/31/05,
   market value $7,824,513)
  (repurchase proceeds $7,669,334)                    $7,669,000     7,669,000           --           --   7,669,000     7,669,000
                                                                  ------------              ------------              ------------
TOTAL SHORT-TERM OBLIGATIONS AT MARKET
  AND COST                                                           7,669,000                 1,001,000                 8,670,000
                                                                  ------------              ------------              ------------

TOTAL INVESTMENTS                             100.1%               299,949,274               385,173,467               685,122,741


OTHER ASSETS & LIABILITIES, NET                -0.1%                   782,855                (1,310,262)                 (527,407)
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                    100.0%              $300,732,129              $383,863,205              $684,595,334
                                                                  ============              ============              ============
----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS AT COST                                         $277,750,289(b)           $361,214,523(c)           $638,964,812
                                                                  ============              ============              ============



NOTES TO INVESTMENT PORTFOLIO:

(a) Non-income producing security.

(b) Cost for both financial statement and federal income tax purposes is the same.

(c) Cost for federal income tax purposes is $362,485,330.

      ACRONYM                     NAME
      -------                     ----
        ADR          American Depositary Receipt

APPENDIX A

Columbia Funds Trust I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

Columbia Funds Trust II
Columbia Newport Greater China Fund
Columbia Money Market Fund

Columbia Funds Trust III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund
Columbia Federal Securities Fund

Columbia Funds Trust IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

Columbia Funds Trust V
Columbia California Tax-Exempt Fund
Columbia Connecticut Tax-Exempt Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia New York Tax-Exempt Fund
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Intermediate Tax-Exempt Bond Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Connecticut Intermediate Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Florida Intermediate Municipal Bond Fund
Columbia Pennsylvania Intermediate Municipal Bond Fund

Columbia Funds Trust VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

Columbia Funds Trust VII
Columbia Newport Tiger Fund
Columbia Europe Fund

Columbia Funds Trust VIII
Columbia Income Fund
Columbia Intermediate Bond Fund

Columbia Funds Trust IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

Columbia Funds Trust XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund
Columbia European Thematic Equity Fund
Columbia Asset Allocation Fund
Columbia Dividend Income Fund
Columbia Large Cap Core Fund
Columbia International Equity Fund
Columbia Large Cap Growth Fund
Columbia Disciplined Value Fund
Columbia Small Cap Fund
Columbia Small Company Equity Fund

The Funds listed above are referred to collectively as the "Funds" and the Trusts listed above are referred to collectively as the "Trusts."

Supplement to the Statements of Additional Information
Under the heading "HOW TO BUY SHARES", the seventh paragraph is deleted and replaced with the following:

In addition to the commissions specified in a Fund's prospectus and this SAI, CFD, or its advisory affiliates, from their own resources, may make cash payments to FSFs that agree to promote the sale of shares of funds that CFD distributes. A number of factors may be considered in determining the amount of those payments, including the FSF's sales, client assets invested in the funds and redemption rates, the quality of the FSF's relationship with CFD and/or its affiliates, and the nature of the services provided by FSFs to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the FSF's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, CFD may also pay non-cash compensation to FSFs and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for FSF educational or training events.

In addition, CFD, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Fund.

As of the date of this Supplement, CFD and its affiliates anticipate that the FSFs and intermediaries that will receive the additional compensation described above include:

1st Global Capital Corp
401 Company
ABN AMRO Trust Services
ADP Retirement Services
Advest

AEGON/Transamerica
AG Edwards
American Century Services
American Express
AMG
AON Consulting
AST Trust Company
Banc of America Investment Services
BancOne
Bear Stearns
Benefit Plan Administrators
Bidwell & Company
BNY Clearing
C N A Trust
Charles Schwab
CIBC Oppenheimer
Citigroup Global Markets
CitiStreet Associates LLC
City National Bank
City of Milwaukee
Columbia Trust Company
Commonwealth Financial
Compensation & Capital
CPI Qualified Plan Consultants
Daily Access Concepts
Davenport & Company
Delaware Investments
Digital Retirement Solutions
Discover Brokerage
Dreyfus/Mellon
Edgewood Services
Edward Jones
E-Trade,
ExpertPlan
FAS Liberty Life Spectrum
Ferris Baker Watts
Fidelity
Financial Data Services
Franklin Templeton
Freeman Welwood
Gem Group
Great West Life
Hewitt Associates LLC
Huntington Bank
ING Intermountain Health Care
Investmart, Inc.
Investment Manager Services (IMS)
Janney Montgomery Scott
JJB Hilliard Lyons
JP Morgan/American Century
Kenney Investments
Kirkpatrick Pettis Smith Polian Inc
Legg Mason Wood Walker
Liberty Life
Lincoln Financial
Lincoln Life

Linsco Private Ledger
M & T Securities
Marquette Trust Company
Mass Mutual Life
Matrix Settlement & Clearance Services (MSCS)
McDonald Investments
Merrill Lynch
MetLife
MFS
Mfund Trax
MidAtlantic Capital
Milliman USA
Morgan Keegan
Morgan Stanley Dean Witter
PFPC
Nationwide Investment Services
Neuberger Berman Mgmt
NFP Securities
NSD -NetStock Sharebuilder
NYLife Distributors
Optimum Investment Advisors
Orbitex
Pershing LLC
Phoenix Home Life
Piper Jaffray
PNC
PPI Employee Benefits
Private Bank & Trust
Prudential
Putnam Investments
Raymond James
RBC Dain Rausher
Robert W Baird
Royal Alliance
RSM McGladrey Inc.
Safeco
Scott & Stringfellow
Scudder Investments
Security Benefit
Segall Bryant Hamill
South Trust Securities
Southwest Securities
Standard Insurance
Stanton Group
State of NY Deferred Compensation Plan
Stephens, Inc.
Stifel Nicolaus & Co
Strong Capital
Sungard T Rowe Price
Trustar Retirement Services
Trustlynx/Datalynx
UBS Financial Services
USAA Investment Management
Vanguard
Wachovia
TD Waterhouse

Webster Investment Services
Wells Fargo
Wilmington Trust

Please contact your FSF or intermediary for details about payments it may receive.


G-35/554T-1004                                                 November 1, 2004

COLUMBIA FUNDS TRUST I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund

COLUMBIA FUNDS TRUST II
Columbia Money Market Fund

COLUMBIA FUNDS TRUST III
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund

COLUMBIA FUNDS TRUST IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

COLUMBIA FUNDS TRUST V
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Small Company Index Fund

COLUMBIA FUNDS TRUST VIII
Columbia Income Fund
Columbia Intermediate Bond Fund


The funds listed above are all referred to collectively as the "Funds" and the Trusts listed above are all referred to collectively as the "Trusts."






              SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

The disclosure following the caption "Trustees and Officers" located in the section "Management of the Funds" in Part 2 of the Statement of Information is restated in its entirety:



TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)


The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below.

DISINTERESTED TRUSTEES



                                                                                    Number of
                                                                                   Portfolios
                                        Year First                                     in
                                        Elected or                                    Fund
                                         Appointed                                   Complex          Other
                            Position     to Office     Principal Occupation(s)      Overseen      Directorships
  Name, Address and Age    with Funds       (1)         During Past Five Years     By Trustee    Held by Trustee
-------------------------- ------------ ------------ ----------------------------- ------------ ------------------
Douglas A. Hacker          Trustee      1996         Executive Vice President -    118          Orbitz, Inc.
(Age 48)                                             Strategy of United Airlines                (on-line travel
P.O. Box 66100 Chicago,                              (airline) from December,                   company)
IL 60666                                             2002 (formerly President
                                                     of UAL Loyalty Services
                                                     (airline) from September,
                                                     2001 to December, 2002;
                                                     Executive Vice President
                                                     and Chief Financial Officer
                                                     of United Airlines from
                                                     March, 1999 to September,
                                                     2001; Senior Vice
                                                     President-Finance from
                                                     March, 1993 to July, 1999).

Janet Langford Kelly       Trustee      1996         Private Investor since        118          None
(Age 46)                                             March, 2004 (formerly Chief
9534 W. Gull Lake Drive                              Administrative Officer and
Richland, MI 49083-8530                              Senior Vice President,
                                                     Kmart Holding Corporation
                                                     (consumer goods), from
                                                     September, 2003 to March,
                                                     2004; Executive Vice
                                                     President-Corporate
                                                     Development and
                                                     Administration, General
                                                     Counsel and Secretary,
                                                     Kellogg Company (food
                                                     manufacturer), from
                                                     September, 1999 to August,
                                                     2003; Senior Vice
                                                     President, Secretary and
                                                     General Counsel, Sara Lee
                                                     Corporation (branded,
                                                     packaged, consumer-products
                                                     manufacturer) from January,
                                                     1995 to September, 1999).

Richard W. Lowry           Trustee      1995         Private Investor since        120(3)       None
(Age 68)                                             August, 1987 (formerly
10701 Charleston Drive                               Chairman and Chief
Vero Beach, FL 32963                                 Executive Officer, U.S.
                                                     Plywood Corporation
                                                     (building products
                                                     manufacturer)).

Charles R. Nelson          Trustee      1981         Professor of Economics,       118          None
(Age 62)                                             University of Washington,
Department of Economics                              since January, 1976; Ford
University of Washington                             and Louisa Van Voorhis
Seattle, WA 98195                                    Professor of Political
                                                     Economy, University of
                                                     Washington,

                                                     since September, 1993
                                                     (formerly Director,
                                                     Institute for Economic
                                                     Research, University of
                                                     Washington from September,
                                                     2001 to June, 2003) Adjunct
                                                     Professor of Statistics,
                                                     University of Washington,
                                                     since September, 1980;
                                                     Associate Editor, Journal
                                                     of Money Credit and
                                                     Banking, since September,
                                                     1993; consultant on
                                                     econometric and statistical
                                                     matters.

John J. Neuhauser          Trustee      1985         Academic Vice President and   121(3),(4)   Saucony, Inc.
(Age 61)                                             Dean of Faculties since                    (athletic
84 College Road                                      August, 1999, Boston                       footwear)
Chestnut Hill, MA 02467-3838                         College (formerly Dean, Boston
                                                     College School of
                                                     Management from September,
                                                     1977 to September, 1999).

Patrick J. Simpson         Trustee      2000         Partner, Perkins Coie         118          None
(Age 60)                                             L.L.P. (law firm).
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128

Thomas E. Stitzel          Trustee      1998         Business Consultant since     118          None
(Age 68)                                             1999 (formerly Professor of
2208 Tawny Woods Place                               Finance from 1975 to 1999,
Boise, ID 83706                                      College of Business, Boise
                                                     State University);
                                                     Chartered Financial Analyst.

Thomas C. Theobald         Trustee      1996         Partner and Senior Advisor,   118          Anixter
(Age 67) (5)               and                       Chicago Growth Partners                    International
303 W. Madison Suite       Chairman                  (private equity investing)                 (network support
2500 Chicago, IL 60606     of the                    since September, 2004                      equipment
                           Board                     (formerly Managing                         distributor);
                                                     Director, William Blair                    Ventas, Inc.
                                                     Capital Partners (private                  (real estate
                                                     equity investing) from                     investment
                                                     September, 1994 to                         trust);
                                                     September, 2004).                          Jones Lang
                                                                                                LaSalle
                                                                                                (real estate
                                                                                                management
                                                                                                services)
                                                                                                and MONY Group
                                                                                                (life
                                                                                                insurance)

Anne-Lee Verville          Trustee      1998         Retired since 1997            119(4)       Chairman of the
(Age 59)                                             (formerly General Manager,                 Board of
359 Stickney Hill Road                               Global Education Industry,                 Directors, Enesco
Hopkinton, NH 03229                                  IBM Corporation (computer                  Group,
                                                     and technology) from 1994                  Inc.(designer,
                                                     to 1997).                                  importer and
                                                                                                distributor of
                                                                                                giftware and
                                                                                                collectibles)

Richard L. Woolworth       Trustee      1991         Retired since December 2003   118          Northwest
(Age 63)                                             (formerly Chairman and                     Natural Gas Co.
100 S.W. Market Street                               Chief Executive Officer,                   (natural gas
#1500                                                The Regence Group (regional                service provider)
Portland, OR 97207                                   health insurer); Chairman
                                                     and Chief Executive
                                                     Officer, BlueCross
                                                     BlueShield of Oregon;
                                                     Certified Public
                                                     Accountant, Arthur
                                                     Young & Company)


INTERESTED TRUSTEE


                                            Year
                                           First                                    Number of
                                          Elected                                  Portfolios
                                             or                                        in
                                         Appointed                                    Fund
                                             to                                      Complex          Other
                             Position      Office      Principal Occupation(s)      Overseen      Directorships
  Name, Address and Age     with Funds      (1)        During Past Five Years      By Director  Held by Director
--------------------------- ------------ ---------- ------------------------------ ------------ ------------------
William E. Mayer(2)         Trustee      1994       Managing Partner, Park         120(3)       Lee Enterprises
(Age 64)                                            Avenue Equity Partners                      (print media),
399 Park Avenue                                     (private equity) since                      WR Hambrecht +
Suite 3204                                          February, 1999 (formerly                    Co. (financial
New York, NY 10022                                  Founding Partner,                           service
                                                    Development Capital LLC from                provider); First
                                                    November 1996 to February,                  Health
                                                    1999).                                      (healthcare);
                                                                                                Reader's Digest
                                                                                                (publishing);
                                                                                                OPENFIELD
                                                                                                Solutions
                                                                                                (retail industry
                                                                                                technology
                                                                                                provider)



(1) In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard
L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds.

The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

(2) Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

(3) Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds (as defined in Part 1 of this SAI).

(4) Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

(5) Mr. Theobald was appointed as Chairman of the Board effective December 10, 2003.


OFFICERS


                                                   Year First
                                                   Elected or
                                 Position with     Appointed            Principal Occupation(s)
    Name, Address and Age            Funds         to Office            During Past Five Years
------------------------------- ----------------- ------------ ------------------------------------------
Christopher L. Wilson           President         2004         President of the Columbia Funds, Liberty
(Age 47)                                                       Funds and Stein Roe Funds since October,
One Financial Center                                           2004 (formerly President and Chief
Boston, MA 02111                                               Executive Officer, CDC IXIS Asset
                                                               Management Services, Inc. from
                                                               September, 1998 to August, 2004).

J. Kevin Connaughton            Treasurer         Since 2000   Treasurer of the Columbia Funds since
(Age 39)                                                       October, 2003 and of the Liberty Funds,
One Financial Center                                           Stein Roe Funds and All-Star Funds since
Boston, MA 02111                                               December, 2000; Vice President of the
                                                               Advisor since April, 2003 (formerly
                                                               President of the Columbia Funds, Liberty
                                                               Funds and Stein Roe Funds from February,
                                                               2004 to October, 2004; Chief Accounting
                                                               Officer and Controller of the Liberty Funds
                                                               and of the All-Star Funds from February,
                                                               1998 to October, 2000); Treasurer of the
                                                               Galaxy Funds since September, 2002;
                                                               Treasurer, Columbia Management
                                                               Multi-Strategy Hedge Fund, LLC since
                                                               December, 2002 (formerly Vice President of
                                                               Colonial Management Associates, Inc. from
                                                               February, 1998 to October, 2000).

Mary Joan Hoene                 Senior Vice       2004         Senior Vice President and Chief
(Age 54)                        President and                  Compliance Officer of the Columbia
40 West 57th Street             Chief                          Funds, Liberty Funds and Stein Roe Funds
New York, NY 10019              Compliance                     since August, 2004; Chief Compliance
                                Officer                        Officer of the All-Star Funds since
                                                               2004; Counsel, Carter, Ledyard & Milburn
                                                               LLP from November, 1999 to December,
                                                               2000; Vice President and Counsel,
                                                               Equitable Life Assurance Society of the
                                                               United States from April, 1998 to
                                                               November, 1999).

Michael G. Clarke               Chief             2004         Chief Accounting Officer of the Columbia
(Age 34)                        Accounting                     Funds, Liberty Funds, Stein Roe Funds
One Financial Center            Officer                        and All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Controller of the Columbia
                                                               Funds, Liberty Funds, Stein Roe Funds and
                                                               All-Star Funds from May, 2004 to October,
                                                               2004; Assistant Treasurer from June, 2002
                                                               to May, 2004; Vice President, Product
                                                               Strategy & Development of the Liberty Funds
                                                               and Stein Roe Funds from February, 2001 to
                                                               June, 2002; Assistant Treasurer of the
                                                               Liberty Funds, Stein Roe Funds and the
                                                               All-Star Funds from August, 1999 to
                                                               February, 2001; Audit Manager, Deloitte &
                                                               Touche LLP from May, 1997 to August, 1999).

Jeffrey R. Coleman              Controller        2004         Controller of the Columbia Funds,
(Age 34)                                                       Liberty Funds, Stein Roe Funds and
One Financial Center                                           All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Vice President of CDC IXIS
                                                               Asset Management Services, Inc. and
                                                               Deputy Treasurer of the CDC Nvest Funds
                                                               and Loomis Sayles Funds from February, 2003
                                                               to September, 2004; Assistant Vice
                                                               President of CDC IXIS Asset Management
                                                               Services, Inc. and Assistant Treasurer of
                                                               the CDC Nvest Funds from August, 2000 to
                                                               February, 2003; Tax Manager of PFPC, Inc.
                                                               from November, 1996 to August, 2000).

David A. Rozenson               Secretary         2003         Secretary of the Columbia Funds, Liberty
(Age 50)                                                       Funds, Stein Roe Funds
One Financial Center                                           and All-Star Funds since December, 2003;
Boston, MA 02111                                               Senior Counsel, Bank of America
                                                               Corporation (formerly FleetBoston Financial
                                                               Corporation) since January, 1996; Associate
                                                               General Counsel, Columbia Management Group
                                                               since November, 2002.

G-35/296T-1004                                                  October 15, 2004

COLUMBIA FUNDS TRUST I
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II*
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

COLUMBIA FUNDS TRUST II
Columbia Newport Greater China Fund

COLUMBIA FUNDS TRUST III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Federal Securities Fund

COLUMBIA FUNDS TRUST V
Columbia California Tax-Exempt Fund*
Columbia Connecticut Tax-Exempt Fund*
Columbia Massachusetts Tax-Exempt Fund*
Columbia New York Tax-Exempt Fund*
Columbia Intermediate Tax-Exempt Bond Fund*
Columbia Massachusetts Intermediate Municipal Bond Fund*
Columbia Connecticut Intermediate Municipal Bond Fund*
Columbia New Jersey Intermediate Municipal Bond Fund*
Columbia New York Intermediate Municipal Bond Fund*
Columbia Rhode Island Intermediate Municipal Bond Fund*
Columbia Florida Intermediate Municipal Bond Fund*
Columbia Pennsylvania Intermediate Municipal Bond Fund*

COLUMBIA FUNDS TRUST VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

COLUMBIA FUNDS TRUST VII
Columbia Newport Tiger Fund
Columbia Europe Fund*

COLUMBIA FUNDS TRUST VIII
Columbia High Yield Municipal Fund*
Columbia Managed Municipals Fund*

COLUMBIA FUNDS TRUST IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

COLUMBIA FUNDS TRUST XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund*
Columbia European Thematic Equity Fund*
Columbia Asset Allocation Fund*

Columbia Dividend Income Fund*
Columbia Large Cap Core Fund*
Columbia International Equity Fund*
Columbia Large Cap Growth Fund*
Columbia Disciplined Value Fund*
Columbia Small Cap Fund*
Columbia Small Company Equity Fund*




The funds listed above are all referred to collectively as the "Funds" and the Trusts listed above are all referred to collectively as the "Trusts".


             SUPPLEMENT TO THE STATEMENTS OF ADDITIONAL INFORMATION
                   (REPLACING SUPPLEMENT DATED MARCH 31, 2004

Each Fund's Statement of Additional Information is amended as follows:

         1. Effective March 1, 2004, PricewaterhouseCoopers LLP, located at 125 High Street, Boston, Massachusetts 02110-1707, replaced Ernst & Young LLP as independent accountants for all of the Funds. PricewaterhouseCoopers LLP provides audit and tax return review services, and assistance and consultation in connection with the review of various Securities and Exchange Commission filings. (Relevant to funds with asterisk.)

         2. Effective June 18, 2003, Salvatore Macera retired as a Trustee from the Board of Trustees/Managers.

         3. At the June, 2003 Board of Trustees meeting the Trustees approved the following changes to the compensation for the Trustees:

         The Trustees serve as trustees of all open-end funds managed by Columbia Management Advisors, Inc. for which each Trustee will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. The Chairman of the Board receives an annual retainer of $40,000. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and Committee chairs receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. The Audit Committee chair receives an annual retainer of $10,000 and receives $2,000 for each Audit Committee meeting. Committee members receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.

         4. Each of the committees listed under the section TRUSTEES AND TRUSTEES' FEES have had a change in the committee members. The following changes were effective October 8, 2003:

AUDIT COMMITTEE

         Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Funds.

GOVERNANCE COMMITTEE

         Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Funds.

ADVISORY FEES & EXPENSES COMMITTEE

         Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Funds.

         5. The paragraph Trading Oversight Committee under the section TRUSTEES AND TRUSTEES' FEES is replaced with the following:

INVESTMENT OVERSIGHT COMMITTEES

Beginning in 2004, each Trustee of the Funds also began serving on an Investment Oversight Committee ("IOC"). Each IOC is responsible for monitoring, on an ongoing basis, a select group of funds in the Fund Complex and gives particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC meets four times a year. The following are members of the respective IOCs and the general categories of funds in the Fund Complex which they review:

         IOC #1: Messrs. Lowry, Mayer and Neuhauser are responsible for reviewing funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

         IOC #2: Mr. Hacker and Ms. Verville are responsible for reviewing funds in the following asset categories:
                           Large Blend, Small Blend, Foreign Stock, Fixed Income
                           - Multi Sector, Fixed Income - Core and Young
                           Investor.

         IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly are responsible for reviewing funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

         IOC#4: Messrs. Nelson, Simpson and Woolworth are responsible for reviewing funds in the following asset categories: Large/Multi-Cap Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity and Taxable Fixed Income.

         6. On October 7, 2003 the Board of Trustees/Managers of the Trusts elected Patrick J. Simpson and Richard L. Woolworth as new trustees of the Trusts.

         7. The following table sets forth the compensation paid to Messrs. Simpson and Woolworth in their capacities as Trustees of the Columbia
         Board:

Trustee                                       Total Compensation from the Columbia Funds Complex
                                              Paid to the Trustees for the Calendar Year Ended
                                              December 31, 2003
Patrick J. Simpson                            $64,234


Richard L. Woolworth                          64,234

         8. As of December 31, 2003, Messrs. Simpson and Woolworth did not own any shares of the Funds. Under the heading SHARE OWNERSHIP under the section TRUSTEES AND TRUSTEES' FEES the column "Aggregate Dollar Range of Equity Securities Owned in All Funds Overseen by Trustee in Columbia Funds Complex" is revised as follows:


The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2003 (i) in each Fund and (ii) in the funds in the Fund Complex:


DISINTERESTED TRUSTEES

Name of Trustee                                         Aggregate Dollar Range of Equity Securities Owned
                                                        in All Funds Overseen by Trustee in Fund Complex

Patrick J. Simpson                                      $50,001-$100,000

Richard L. Woolworth                                    Over $100,000

         9. The disclosure following the caption "Trustees and Officers" located in the section "Management of the Funds" in Part 2 of the Statement of Information is restated in its entirety:

TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)

The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below.


DISINTERESTED TRUSTEES

                                                                                         Number of
                                                                                         Portfolios
                                                                                             in
                                        Year First                                          Fund
                                        Elected or                                        Complex       Other
                                         Appointed                                        Overseen  Directorships
                            Position     to Office     Principal Occupation(s) During        By        Held by
  Name, Address and Age    with Funds       (1)               Past Five Years             Trustee      Trustee
-------------------------  ------------ ------------ ----------------------------------- ---------- --------------
Douglas A. Hacker          Trustee      1996         Executive Vice President -          118        Orbitz, Inc.
(Age 48)                                             Strategy of United Airlines                    (on-line
P.O. Box 66100                                       (airline) from December, 2002                  travel
Chicago, IL 60666                                    (formerly President                            company)
                                                     of UAL Loyalty Services
                                                     (airline) from September,
                                                     2001 to December, 2002;
                                                     Executive Vice President
                                                     and Chief Financial Officer
                                                     of United Airlines from
                                                     March, 1999 to September,
                                                     2001; Senior Vice
                                                     President-Finance from
                                                     March, 1993 to July, 1999).

Janet Langford Kelly       Trustee      1996         Private Investor since March,       118        None
(Age 46)                                             2004 (formerly Chief
9534 W. Gull Lake Drive                              Administrative Officer and Senior
Richland, MI 49083-8530                              Vice President, Kmart Holding
                                                     Corporation (consumer
                                                     goods), from September,
                                                     2003 to March, 2004;
                                                     Executive Vice
                                                     President-Corporate
                                                     Development and
                                                     Administration, General
                                                     Counsel and Secretary,
                                                     Kellogg Company (food
                                                     manufacturer), from
                                                     September, 1999 to August,
                                                     2003; Senior Vice
                                                     President, Secretary and
                                                     General Counsel, Sara Lee
                                                     Corporation (branded,
                                                     packaged, consumer-products
                                                     manufacturer) from January,
                                                     1995 to September, 1999).

Richard W. Lowry           Trustee      1995         Private Investor since August,      120(3)     None
(Age 68)                                             1987 (formerly Chairman and Chief
10701 Charleston Drive                               Executive Officer, U.S. Plywood
Vero Beach, FL 32963                                 Corporation
                                                     (building products manufacturer)).

Charles R. Nelson          Trustee      1981         Professor of Economics,             118        None
(Age 62)                                             University of Washington, since
Department of Economics                              January, 1976; Ford and Louisa
University of Washington                             Van Voorhis Professor of
Seattle, WA 98195                                    Political Economy,
                                                     University of Washington, since
                                                     September, 1993 (formerly
                                                     Director, Institute for Economic
                                                     Research, University of
                                                     Washington from
                                                     September, 2001 to June, 2003)
                                                     Adjunct Professor of Statistics,
                                                     University of Washington, since
                                                     September, 1980; Associate
                                                     Editor, Journal of Money Credit
                                                     and Banking, since September,
                                                     1993; consultant on econometric
                                                     and statistical matters.

John J. Neuhauser          Trustee      1985         Academic Vice President and Dean    121(3),    Saucony, Inc.
(Age 61)                                             of Faculties since August, 1999,    (4)        (athletic
84 College Road                                      Boston College (formerly Dean,                 footwear)
Chestnut Hill, MA 02467-3838                         Boston College School of
                                                     Management from September,
                                                     1977 to September, 1999).

Patrick J. Simpson         Trustee      2000         Partner, Perkins Coie L.L.P. (law   118        None
(Age 60)                                             firm).
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128

Thomas E. Stitzel          Trustee      1998         Business Consultant since 1999      118        None
(Age 68)                                             (formerly Professor of Finance
2208 Tawny Woods Place                               from 1975 to 1999, College of
Boise, ID 83706                                      Business, Boise State
                                                     University); Chartered Financial
                                    Analyst.

Thomas C. Theobald         Trustee      1996         Partner and Senior Advisor,         118        Anixter
(Age 67)(5)                and                       Chicago Growth Partners (private               International
303 W. Madison Suite       Chairman                  equity investing) since                        (network
2500 Chicago, IL 60606     of the                    September, 2004 (formerly                      support
                           Board                     Managing Director, William Blair               equipment
                                                     Capital Partners (private equity               distributor);
                                                     investing) from September, 1994                Ventas, Inc.
                                                     to September, 2004).                           (real estate
                                                                                                    investment
                                                                                                    trust);
                                                                                                    Jones Lang
                                                                                                    LaSalle
                                                                                                    (real estate
                                                                                                    management
                                                                                                    services)
                                                                                                    and MONY
                                                                                                    Group (life
                                                                                                    insurance)

Anne-Lee Verville          Trustee      1998         Retired since 1997 (formerly        119(4)     Chairman of
(Age 59)                                             General Manager, Global Education              the Board of
359 Stickney Hill Road                               Industry, IBM Corporation                      Directors,
Hopkinton, NH 03229                                  (computer and technology) from                 Enesco
                                                     1994 to 1997).                                 Group,
                                                                                                    Inc.(designer,
                                                                                                    importer and
                                                                                                    distributor
                                                                                                    of
                                                                                                    giftware and
                                                                                                    collectibles)

Richard L. Woolworth       Trustee      1991         Retired since December 2003         118        Northwest
(Age 63)                                             (formerly Chairman and Chief                   Natural Gas
100 S.W. Market Street                               Executive Officer, The Regence                 Co. (natural
#1500                                                Group (regional health insurer);               gas service
Portland, OR 97207                                   Chairman                                       provider)
                                                     and Chief Executive Officer,
                                                     BlueCross BlueShield of Oregon;
                                                     Certified Public Accountant,
                                                     Arthur Young & Company)

INTERESTED TRUSTEE


                                            Year
                                           First                                          Number of
                                          Elected                                         Portfolios
                                             or                                               in          Other
                                         Appointed                                           Fund       Director-
                                             to                                            Complex        ships
                             Position      Office     Principal Occupation(s) During     Overseen By     Held by
  Name, Address and Age     with Funds      (1)               Past Five Years              Director     Director
--------------------------  -----------  ---------- ------------------------------------ ------------- -----------
William E. Mayer(2)         Trustee      1994       Managing Partner, Park Avenue        120(3)        Lee
(Age 64)                                            Equity Partners (private equity)                   Enterprises
399 Park Avenue                                     since February, 1999 (formerly                     (print
Suite 3204                                          Founding Partner, Development                      media),
New York, NY 10022                                  Capital LLC from November 1996 to                  WR
                                                    February, 1999).                                   Hambrecht
                                                                                                       + Co.
                                                                                                       (financial
                                                                                                       service
                                                                                                       provider);
                                                                                                       First
                                                                                                       Health
                                                                                                       (healthcare);
                                                                                                       Reader's
                                                                                                       Digest
                                                                                                       (publishing);
                                                                                                       OPENFIELD
                                                                                                       Solutions
                                                                                                       (retail
                                                                                                       industry
                                                                                                       technology
                                                                                                       provider)



1. In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

2. Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

3. Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds (as defined in Part 1 of this SAI).

4. Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

5. Mr. Theobald was appointed as Chairman of the Board effective December 10, 2003.


OFFICERS

                                                   Year First
                                                   Elected or
                                 Position with     Appointed            Principal Occupation(s)
    Name, Address and Age            Funds         to Office            During Past Five Years
------------------------------- ----------------- ------------ ------------------------------------------

Christopher L. Wilson           President         2004         President of the Columbia Funds, Liberty
(Age 47)                                                       Funds and Stein Roe Funds since October,
One Financial Center                                           2004 (formerly President and Chief
Boston, MA 02111                                               Executive Officer, CDC IXIS Asset
                                                               Management Services, Inc. from
                                                               September, 1998 to August, 2004).

J. Kevin Connaughton            Treasurer         Since 2000   Treasurer of the Columbia Funds since
(Age 39)                                                       October, 2003 and of the Liberty Funds,
One Financial Center                                           Stein Roe Funds and All-Star Funds since
Boston, MA 02111                                               December, 2000; Vice President of the
                                                               Advisor since April, 2003 (formerly
                                                               President of the Columbia Funds, Liberty
                                                               Funds and Stein Roe Funds from February,
                                                               2004 to October, 2004; Chief Accounting
                                                               Officer and Controller of the Liberty Funds
                                                               and of the All-Star Funds from February,
                                                               1998 to October, 2000); Treasurer of the
                                                               Galaxy Funds since September, 2002;
                                                               Treasurer, Columbia Management
                                                               Multi-Strategy Hedge Fund, LLC since
                                                               December, 2002 (formerly Vice President of
                                                               Colonial Management Associates, Inc. from
                                                               February, 1998 to October, 2000).

Mary Joan Hoene                 Senior Vice       2004         Senior Vice President and Chief
(Age 54)                        President and                  Compliance Officer of the Columbia
40 West 57th Street             Chief                          Funds, Liberty Funds and Stein Roe Funds
New York, NY 10019              Compliance                     since August, 2004; Chief Compliance
                                Officer                        Officer of the All-Star Funds since
                                                               2004; Counsel, Carter, Ledyard & Milburn
                                                               LLP from November, 1999 to December,
                                                               2000; Vice President and Counsel,
                                                               Equitable Life Assurance Society of the
                                                               United States from April, 1998 to
                                                               November, 1999).

Michael G. Clarke               Chief             2004         Chief Accounting Officer of the Columbia
(Age 34)                        Accounting                     Funds, Liberty Funds, Stein Roe Funds
One Financial Center            Officer                        and All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Controller of the Columbia
                                                               Funds, Liberty Funds, Stein Roe Funds and
                                                               All-Star Funds from May, 2004 to October,
                                                               2004; Assistant Treasurer from June, 2002
                                                               to May, 2004; Vice President, Product
                                                               Strategy & Development of the Liberty Funds
                                                               and Stein Roe Funds from February, 2001 to
                                                               June, 2002; Assistant Treasurer of the
                                                               Liberty Funds, Stein Roe Funds and the
                                                               All-Star Funds from August, 1999 to
                                                               February, 2001; Audit Manager, Deloitte &
                                                               Touche LLP from May, 1997 to August, 1999).

Jeffrey R. Coleman              Controller        2004         Controller of the Columbia Funds,
(Age 34 )                                                      Liberty Funds, Stein Roe Funds and
One Financial Center                                           All-Star Funds since October, 2004
Boston, MA 02111                                               (formerly Vice President of CDC IXIS
                                                               Asset Management Services, Inc. and Deputy
                                                               Treasurer of the CDC Nvest Funds and Loomis
                                                               Sayles Funds from February, 2003 to
                                                               September, 2004; Assistant Vice President
                                                               of CDC IXIS Asset Management Services, Inc.
                                                               and Assistant Treasurer of the CDC Nvest
                                                               Funds from August, 2000 to February, 2003;
                                                               Tax Manager of PFPC, Inc. from November,
                                                               1996 to August, 2000).

David A. Rozenson               Secretary         2003         Secretary of the Columbia Funds, Liberty
(Age 50)                                                       Funds, Stein Roe Funds and All-Star Funds
One Financial Center                                           since December, 2003; Senior Counsel, Bank
Boston, MA 02111                                               of America Corporation (formerly FleetBoston
                                                               Financial Corporation) since January, 1996;
                                                               Associate General Counsel, Columbia Management
                                                               Group since November, 2002.



October 15, 2004

COLUMBIA FUNDS TRUST I
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund
Columbia Tax-Managed Growth Fund
Columbia Tax-Managed Growth Fund II
Columbia Tax-Managed Value Fund
Columbia Tax-Managed Aggressive Growth Fund

COLUMBIA FUNDS TRUST II
Columbia Newport Greater China Fund
Columbia Money Market Fund

COLUMBIA FUNDS TRUST III
Columbia Mid Cap Value Fund
Columbia Liberty Fund
Columbia Global Equity Fund
Columbia Contrarian Income Fund
Columbia Intermediate Government Income Fund
Columbia Quality Plus Bond Fund
Columbia Corporate Bond Fund
Columbia Federal Securities Fund

COLUMBIA FUNDS TRUST IV
Columbia Tax-Exempt Fund
Columbia Tax-Exempt Insured Fund
Columbia Utilities Fund
Columbia Municipal Money Market Fund

COLUMBIA FUNDS TRUST V
Columbia California Tax-Exempt Fund
Columbia Connecticut Tax-Exempt Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia New York Tax-Exempt Fund
Columbia Large Company Index Fund
Columbia U.S. Treasury Index Fund
Columbia Small Company Index Fund
Columbia Intermediate Tax-Exempt Bond Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Connecticut Intermediate Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Florida Intermediate Municipal Bond Fund
Columbia Pennsylvania Intermediate Municipal Bond Fund

COLUMBIA FUNDS TRUST VI
Columbia Growth & Income Fund
Columbia Small Cap Value Fund
Columbia Newport Asia Pacific Fund

COLUMBIA FUNDS TRUST VII
Columbia Newport Tiger Fund
Columbia Europe Fund

COLUMBIA FUNDS TRUST VIII
Columbia Income Fund
Columbia Intermediate Bond Fund

COLUMBIA FUNDS TRUST IX
Columbia High Yield Municipal Fund
Columbia Managed Municipals Fund

COLUMBIA FUNDS TRUST XI
Columbia Young Investor Fund
Columbia Growth Stock Fund
Columbia Global Thematic Equity Fund
Columbia European Thematic Equity Fund
Columbia Asset Allocation Fund
Columbia Dividend Income Fund
Columbia Large Cap Core Fund
Columbia International Equity Fund
Columbia Large Cap Growth Fund
Columbia Disciplined Value Fund
Columbia Small Cap Fund
Columbia Small Company Equity Fund

COLUMBIA FLOATING RATE FUND

COLUMBIA INSTITUTIONAL FLOATING RATE INCOME FUND

COLUMBIA FLOATING RATE ADVANTAGE FUND

The Funds listed above are referred to collectively as the "Funds" and the Trusts listed above are referred to collectively as "Trusts."

             SUPPLEMENT TO THE STATEMENTS OF ADDITIONAL INFORMATION

         Effective July 1, 2004, the paragraph entitled "Exchanges for Clients of Affiliates of Investment Advisor" in the section "PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES" of Part II of the Statements of Additional Information is deleted.

G-35/244S-0604                                                      July 1, 2004

                         COLUMBIA ASSET ALLOCATION FUND
                         COLUMBIA LARGE CAP GROWTH FUND
                         COLUMBIA DISCIPLINED VALUE FUND
                          COLUMBIA LARGE CAP CORE FUND
                       COLUMBIA INTERNATIONAL EQUITY FUND
                             COLUMBIA SMALL CAP FUND
                       COLUMBIA SMALL COMPANY EQUITY FUND
                          COLUMBIA DIVIDEND INCOME FUND
                        SERIES OF COLUMBIA FUNDS TRUST XI
                       STATEMENT OF ADDITIONAL INFORMATION
                                FEBRUARY 1, 2004

This Statement of Additional Information (SAI) contains information which may be useful to investors but which is not included in the Prospectuses of Columbia Asset Allocation Fund, Columbia Large Cap Growth Fund, Columbia Disciplined Value Fund, Columbia Large Cap Core Fund, Columbia International Equity Fund, Columbia Small Cap Fund, Columbia Small Company Equity Fund and Columbia Dividend Income Fund (each a Fund and collectively, the Funds). This SAI is not a prospectus and is authorized for distribution only when accompanied or preceded by a Prospectus of a Fund dated February 1, 2004, as applicable. This SAI should be read together with a Prospectus of the Funds and the most recent Annual Report dated September 30, 2003. Investors may obtain a free copy of a Prospectus and the Annual Report from Columbia Funds Distributor, Inc. (CFD), One Financial Center, Boston, MA 02111-2621, or by calling 1-800-426-3750. The Financial Statements and Report of Independent Auditors appearing in each Fund's September 30, 2003 Annual Report are incorporated in this SAI by reference.

Part 1 of this SAI contains specific information about the Funds. Part 2 includes information about the funds distributed by CFD generally and additional information about certain securities and investment techniques described in the Funds' Prospectuses.

TABLE OF CONTENTS

  PART 1                                                                  PAGE
  Definitions........................................................    A-20
  Organization and History...........................................    A-20
  Investment Goal and Policies.......................................    A-21
  Fundamental and Non-Fundamental Investment Policies................    A-22
  Portfolio Turnover.................................................    A-28
  Fund Charges and Expenses..........................................    A-28
  Custodian of the Funds.............................................    A-67
  Independent Auditors of the Funds..................................    A-67

  PART 2
  Miscellaneous Investment Practices.................................    A-68
  Taxes..............................................................    A-90
  Management of the Funds............................................    A-94
  Determination of Net Asset Value...................................    A-105
  How to Buy Shares..................................................    A-106
  Special Purchase Programs/Investor Services........................    A-107
  Programs for Reducing or Eliminating Sales Charges.................    A-110
  How to Sell Shares.................................................    A-113
  Distributions......................................................    A-117
  How to Exchange Shares.............................................    A-117
  Suspension of Redemptions..........................................    A-117
  Shareholder Liability..............................................    A-117
  Shareholder Meetings...............................................    A-118
  Appendix I.........................................................    A-119

                                     PART 1
                         COLUMBIA ASSET ALLOCATION FUND
                         COLUMBIA LARGE CAP GROWTH FUND
                         COLUMBIA DISCIPLINED VALUE FUND
                          COLUMBIA LARGE CAP CORE FUND
                       COLUMBIA INTERNATIONAL EQUITY FUND
                             COLUMBIA SMALL CAP FUND
                       COLUMBIA SMALL COMPANY EQUITY FUND
                          COLUMBIA DIVIDEND INCOME FUND
                       STATEMENT OF ADDITIONAL INFORMATION
                                FEBRUARY 1, 2004

DEFINITIONS

  "Asset Allocation Fund" or "Fund"               Columbia Asset Allocation Fund
  "Growth Fund" or "Fund"                         Columbia Large Cap Growth Fund
  "Value Fund" or "Fund"                          Columbia Disciplined Value Fund
  "Large Cap Fund" or "Fund"                      Columbia Large Cap Core Fund
  "International Fund" or "Fund"                  Columbia International Equity Fund
  "Small Cap Fund" or "Fund"                      Columbia Small Cap Fund
  "Small Company Fund" or "Fund"                  Columbia Small Company Equity Fund
  "Dividend Fund" or "Fund"                       Columbia Dividend Income Fund
  "Predecessor Fund" or "Predecessor Funds"       See below under "Organization and History"
  "Trust"                                         Columbia Funds Trust XI
  "Advisor"                                       Columbia Management Advisors, Inc., the Funds' investment advisor
  "CFD"                                           Columbia Funds Distributor, Inc., the Funds' distributor
  "CFS"                                           Columbia Funds Services, Inc., the Funds' shareholder services and transfer agent

ORGANIZATION AND HISTORY
The Trust is a Massachusetts business trust organized in 1987. Each Fund is an open-end, management investment company that represents the entire interest in a separate series of the Trust and is a diversified series of the Trust. Each Fund is the successor to a separate series of The Galaxy Fund, a Massachusetts business trust organized on March 31, 1986. On November 18, 2002, November 25, 2002 and December 9, 2002, the series of The Galaxy Fund to which the Funds succeeded (the "Predecessor Funds") were reorganized as separate series of the Trust. Class A shares of the Funds were issued in exchange for Prime A Shares of the Predecessor Funds, Class B shares of the Funds were issued in exchange for Prime B Shares of the Predecessor Funds, Class T shares of the Funds were issued in exchange for Retail A Shares of the Predecessor Funds, Class G shares of the Funds were issued in exchange for Retail B Shares of the Predecessor Funds and Class Z shares of the Funds were issued in exchange for Trust Shares of the Predecessor Funds. (Prime A and B shares, Retail A and B shares and Trust Shares together are referred to herein as to the "Predecessor Classes") Information provided with respect to each Fund for periods prior to such Fund's inception relates to the Fund's Predecessor Fund. Further, information provided with respect to each class of each Fund relates to the Predecessor classes of such class.

The Asset Allocation Fund commenced operations on December 30, 1991; the Growth Fund commenced operations on December 14, 1990; the Value Fund commenced operations on September 1, 1988; the International Fund commenced operations December 30, 1991; the Small Company Fund commenced operations on December 30, 1991; and the Dividend Fund commenced operations on March 4, 1998.

The Large Cap Fund and Small Cap Fund commenced operations on December 14, 1992, as separate portfolios (the "Predecessor Large Cap Fund" and "Predecessor Small Cap Fund," respectively, and collectively, the "Predecessor Shawmut Funds") of The Shawmut Funds. On December 4, 1995, the Predecessor Shawmut Funds were reorganized as new portfolios of The Galaxy Fund. Prior to the reorganization, the Predecessor Shawmut Funds offered and sold shares of beneficial interest that were similar to The Galaxy Fund's Trust Shares and Retail A Shares.

The Trust is not required to hold annual shareholder meetings, but special meetings may be called for certain purposes. Each whole share (or fractional share) outstanding on the record date established in accordance with the Trust's By-Laws shall be entitled to a number of votes on any matter on which it is entitled to vote equal to the net asset value of the share (or fractional share) in United States dollars determined at the close of business on the record date (for example, a share having a net asset value of $10.50 would be entitled to 10.5 votes). Shares of the Fund and any other series of the Trust that may be in existence from time to time generally vote together except when required by law to vote separately by fund or by class. Shareholders owning in the aggregate ten percent of Trust shares may call meetings to consider removal of Trustees. Under certain circumstances, the Trust will provide information to assist shareholders in calling such a meeting. See Part 2 of this SAI for more information.

On February 1, 1996, the name of the Trust was changed to separate "SteinRoe" into two words. The name of the Trust was changed on October 18, 1999, from "Stein Roe Investment Trust" to "Liberty Stein-Roe Investment Trust." On October 13, 2003, the name of the Trust was changed from "Liberty-Stein Roe Investment Trust" to its current name.

On October 13, 2003, each of the Funds changed their names as follows:

FORMER NAME:                                 CURRENT NAME:
LIBERTY ASSET ALLOCATION FUND                COLUMBIA ASSET ALLOCATION FUND
LIBERTY EQUITY GROWTH FUND                   COLUMBIA LARGE CAP GROWTH FUND
LIBERTY EQUITY VALUE FUND                    COLUMBIA DISCIPLINED VALUE FUND
LIBERTY LARGE CAP CORE FUND                  COLUMBIA LARGE CAP CORE FUND
LIBERTY INTERNATIONAL EQUITY FUND            COLUMBIA INTERNATIONAL EQUITY FUND
LIBERTY SMALL CAP FUND                       COLUMBIA SMALL CAP FUND
LIBERTY SMALL COMPANY EQUITY FUND            COLUMBIA SMALL COMPANY EQUITY FUND
LIBERTY STRATEGIC EQUITY FUND                COLUMBIA DIVIDEND INCOME FUND*

*On October 13, 2003, the Liberty Strategic Equity Fund changed its name to Columbia Strategic Equity Fund. On October 27, 2003, the Fund changed to its current name.

INVESTMENT GOAL AND POLICIES
Each Prospectus describes the investment goal and investment strategies and risks of each Fund to which it pertains. Part 1 of this SAI includes additional information concerning, among other things, the fundamental investment policies of the Funds. Part 2 contains, among other things, additional information about the following securities and investment techniques that may be utilized by the Funds, unless otherwise noted, subject to any restrictions described in Part 1 of this SAI:

      Custody Receipts and Trust Certificates (the Asset Allocation Fund only) Short-Term Trading
      Small Companies (the Small Cap and Small Company Funds only)
      Common Stock, Preferred Stock and Warrants
      Foreign Securities
      Other Investment Companies
      Money Market Instruments
      Securities Loans
      Forward Commitments
          "When-Issued" Securities (the Large Cap Core, Dividend, International
             and Small Cap Funds only)
          "Delayed Delivery" Securities (the Large Cap Core, Dividend and Small
             Cap Funds only)
      Mortgage Dollar Rolls (the Asset Allocation Fund only)
      REITs
      Mortgage-Backed Securities (the Asset Allocation Fund only)
      Non-Agency Mortgage-Backed Securities (the Asset Allocation Fund only) Asset-Backed Securities (the Asset Allocation Fund only)
      Repurchase Agreements
      Reverse Repurchase Agreements
      Options on Securities
      Futures Contracts and Related Options
      Swap Agreements (Swaps, Caps, Collars and Floors)
      Foreign Currency Transactions
      Rule 144A Securities
      Variable and Floating Rate Obligations
      Convertible Securities
      Yankee Obligations
      American, European, Continental and Global Depositary Receipts
          (except that only the Large Cap Core, International, Small Cap and
            Dividend Funds may invest in GDRs)

Except as indicated below under "Fundamental and Non-Fundamental Investment Policies," the Funds' investment policies are not fundamental, and the Trustees may change the policies without shareholder approval.

FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT POLICIES

FUNDAMENTAL INVESTMENT POLICIES

In addition to each Fund's investment goal as stated in its Prospectuses, the following investment limitations are matters of fundamental policy and may not be changed with respect to a Fund without the affirmative vote of the holders of a majority of its outstanding shares. A "vote of the holders of a majority of the outstanding shares" of a particular Fund means the affirmative vote of the holders of the lesser of (a) more than 50% of the outstanding shares of such Fund, or (b) 67% or more of the shares of such Fund present at a meeting if more than 50% of the outstanding shares of such Fund are represented at the meeting in person or by proxy.

Each of the Asset Allocation Fund, Large Cap Fund, Dividend Fund, Value Fund, Growth Fund, International Fund, Small Cap Fund and Small Company Fund may not:

1. Borrow money, issue senior securities or mortgage, pledge or hypothecate its assets except to the extent permitted by the 1940 Act.

2. Make any investment inconsistent with the Fund's classification as a diversified series of an open-end investment company under the 1940 Act.

3. Concentrate its investments in the securities of one or more issuers conducting their principal business activities in the same industry (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities).

4.    Make loans except to the extent permitted by the 1940 Act.

5. Underwrite securities of other issuers, except insofar as the Fund technically may be deemed to be an underwriter under the Securities Act of 1933 in connection with the purchase and sale of its portfolio securities.

6. Purchase or sell real estate, except that the Fund may purchase securities of issuers which deal or invest in real estate and may purchase securities which are secured by real estate or interests in real estate.

7. Purchase or sell commodities or commodity contracts except that the Fund may, to the extent consistent with its investment objective and policies, purchase and sell financial futures contracts and related options and foreign currency forward contracts, futures contracts and related options.

With respect to Investment Limitation No. 1 above, the 1940 Act currently permits a Fund to borrow from any bank, provided that immediately after any such borrowing, there is an asset coverage of at least 300% for all borrowings of the Fund. In addition, a Fund may engage in certain securities trading practices, such as reverse repurchase agreements, that are deemed to be borrowings under the 1940 Act, provided that the Fund maintains in a segregated custodial account liquid assets equal to the repurchase price (including accrued interest). Mortgage dollar rolls and U.S. Treasury rolls entered into by the Asset Allocation Fund that are not accounted for as financings shall not constitute borrowings.

With respect to Investment Limitation No. 2 above, the 1940 Act currently prohibits a diversified Fund from purchasing the securities of any one issuer if immediately after such purchase more than 5% of the value of its total assets would be invested in the securities of such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that (a) up to 25% of the value of the Fund's total assets may be invested without regard to these limitations and (b) the Fund may invest in U.S. Government obligations without regard to these limitations.

With respect to Investment Limitation No. 4 above, the 1940 Act currently permits a Fund to lend its portfolio securities against collateral having a value equal at all times to at least 100% of the value of the securities loaned. However, no portfolio securities loan shall be made on behalf of a Fund if, as a result, the aggregate value of all securities loaned by the Fund would exceed 33-1/3% of the value of its total assets (including the value of the collateral for the loans) at the time of the loan. In addition, a Fund may engage in certain securities trading practices, such as repurchase agreements, that are deemed to be loans under the 1940 Act.

NON-FUNDAMENTAL INVESTMENT POLICIES
The following investment limitation with respect to the Funds may be changed by the Board of Trustees without shareholder approval:

8. A Fund may not sell securities short, maintain a short position, or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions.

The following investment limitations with respect to the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund, International Fund and Small Company Fund may be changed by the Board of Trustees without shareholder approval:

9. A Fund may not write or sell put options, call options, straddles, spreads or any combination thereof except that (i) each of the Value Fund, Growth Fund, International Fund and Small Company Fund may, to the extent consistent with its investment objective and policies, write covered call options and purchase and sell other options, and (ii) the Asset Allocation Fund and the Dividend Fund may buy and sell options, including without limit buying or writing puts and calls, based on any type of security, index or currency, including options on foreign exchanges and options not traded on exchanges to the extent permitted by its investment objective and policies.

10. A Fund may not purchase securities of companies for the purpose of exercising control.

11. A Fund may not purchase securities of other investment companies except as permitted by the 1940 Act, except that the Dividend Fund may, from time to time, on a temporary basis, invest exclusively in one other investment company similar to the Fund.

The following investment limitation with respect to the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund, International Fund and Small Company Fund may be changed by the Board of Trustees without shareholder approval:

12. A Fund may not invest more than 15% of its net assets in illiquid securities.

The following investment limitations with respect to the Large Cap Fund and Small Cap Fund may be changed by the Board of Trustees without shareholder approval:

13. The Funds may not invest more than 15% of their respective net assets in securities subject to restrictions on resale under the Securities Act of 1933 (except for commercial paper issued under Section 4(2) of the Securities Act of 1933 and certain securities which meet the criteria for liquidity as established by the Board of Trustees).

14. Each Fund will limit its investments in other investment companies to not more than 3% of the total outstanding voting stock of any investment company; will invest no more than 5% of its total assets in any one investment company; and will invest no more than 10% of its total assets in investment companies in general. However, these limitations are not applicable if the securities are acquired in a merger, consolidation, reorganization or acquisition of assets.

15. The Funds will purchase the securities of other investment companies only in open market transactions involving only customary broker's commissions. It should be noted that investment companies incur certain expenses such as management fees, and therefore any investment by a Fund in shares of another investment company would be subject to such duplicate expenses.

16. Neither Fund may purchase or retain the securities of any issuer if the officers and Trustees of the Trust or the Advisor, owning individually more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's securities.

17. Neither Fund may purchase or sell interests in oil, gas, or mineral exploration or development programs or leases; except that the Funds may purchase the securities of issuers which invest in or sponsor such programs.

18. Neither Fund may purchase put options on securities, unless the securities are held in the Fund's portfolio and not more than 5% of the value of the Fund's total assets would be invested in premiums on open put option positions.

19. Neither Fund may write call options on securities, unless the securities are held in the Fund's portfolio or unless the Fund is entitled to them in deliverable form without further payment or after segregating cash in the amount of any further payment. Neither Fund may write call options in excess of 5% of the value of its total assets.

20. Neither Fund will invest more than 15% of the value of its respective net assets in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, non-negotiable fixed time deposits with maturities over seven days, and certain securities not determined by the Board of Trustees to be liquid.

21. Neither Fund may invest in companies for the purpose of exercising management or control.


22. Neither Fund may invest more than 5% of its net assets in warrants. No more than 2% of this 5% may be warrants which are not listed on the New York Stock Exchange.

With respect to Investment Limitation No. 11 above, the 1940 Act currently prohibits a Fund, subject to certain exceptions, from acquiring the securities of other investment companies if, as a result of such acquisition, (a) the Fund owns more than 3% of the total outstanding voting stock of the investment company; (b) securities issued by any one investment company represent more than 5% of the total assets of the Fund; or (c) securities (other than treasury stock) issued by all investment companies represent more than 10% of the total assets of the Fund.

Each Fund may purchase restricted securities, which are any securities in which the Fund may otherwise invest pursuant to its investment objective and policies but which are subject to restrictions on resale under the federal securities laws. Certain restricted securities may be considered liquid pursuant to guidelines established by the Board of Trustees. To the extent restricted securities are deemed illiquid, each Fund will limit its purchase, together with other securities considered to be illiquid, to 15% of its net assets.

Each of the Growth Fund and Small Company Fund may purchase put options and call options on securities and securities indices. Neither of these Funds may purchase options unless immediately after any such transaction the aggregate amount of premiums paid for put or call options does not exceed 5% of its total assets.

Each of the Value Fund, Growth Fund, International Fund and Small Company Fund may engage in writing covered call options and may enter into closing purchase transaction with respect to such options. Such options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The aggregate value of the securities subject to such options written by these Funds may not exceed 25% of the value of such Fund's net assets.

The International Fund may, for the purpose of hedging its portfolio, subject to applicable securities regulations, purchase and write put and call options on foreign stock indexes listed on foreign and domestic stock exchanges.

Each of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may buy and sell options and futures contracts to manage their exposure to changing interest rates, security prices and currency exchange rates. These Funds may invest in options and futures based on any type of security, index, or currency, including options and futures based on foreign exchanges and options not traded on exchanges. These Funds will not hedge more than 20% of their respective total assets (10% of net assets with respect to the Asset Allocation
Fund) by selling futures, buying puts, and writing calls under normal conditions. These Funds will not buy futures or write puts whose underlying value exceeds 20% of their respective total assets (10% of net assets with respect to the Asset Allocation Fund), and will not buy calls with a value exceeding 5% of their respective total assets. These Funds may utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts for the purposes of managing cash flows into and out of their respective portfolios and potentially reducing transaction costs, subject to the limitation that the value of these futures contracts, swap agreements, indexed securities, and options will not exceed 20% of the Funds' respective total assets (10% of net assets with respect to the Asset Allocation
Fund). These Funds will not purchase put options to the extent that more than 5% of the value of their respective total assets would be invested in premiums on open put option positions. In addition, these Funds do not intend to invest more than 5% of the market value of their respective total assets in each of the following: futures contracts, swap agreements, and indexed securities. When one of these Funds enters into a swap agreement, liquid assets of the Fund equal to the value of the swap agreement will be segregated by that Fund. These Funds may not use stock index futures contracts and options for speculative purposes.

As a means of reducing fluctuations in the net asset value of shares of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund, the Funds may attempt to hedge all or a portion of their respective portfolios through the purchase of listed put options on stocks, stock indices and stock index futures contracts. These options will be used as a form of forward pricing to protect portfolio securities against decreases in value resulting from market factors, such as an anticipated increase in interest rates.

The Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may only: (1) buy listed put options on stock indices and stock index futures contracts; (2) buy listed put options on securities held in their respective portfolios; and (3) sell listed call options either on securities held in their respective portfolios or on securities which they have the right to obtain without payment of further consideration (or have segregated cash in the amount of any such additional consideration). Each of these Funds will maintain its positions in securities, option rights, and segregated cash subject to puts and calls until the options are exercised, closed or expired. Each of these Funds may also enter into stock index futures contracts. A stock index futures contract is a bilateral agreement which obligates the seller to deliver (and the purchaser to take delivery of) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of trading of the contract and the price at which the agreement is originally made. There is no physical delivery of the stocks constituting the index, and no price is paid upon entering into a futures contract.

None of the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund will enter into futures contracts if, immediately thereafter, the sum of its initial margin deposits on open contracts exceeds 5% of the market value of its total assets. Further, these Funds will enter into stock index futures contracts only for bona fide hedging purposes or such other purposes permitted under Part 4 of the regulations promulgated by the Commodity Futures Trading Commission. Also, these Funds may not enter into stock index futures contracts and options to the extent that the value of such contracts would exceed 20% of the Fund's total net assets and may not purchase put options to the extent that more than 5% of the value of (10% of net assets with respect to the Asset Allocation Fund) the Fund's total assets would be invested in premiums on open put option positions.

As one way of managing their exposure to different types of investments, the Asset Allocation Fund, Large Cap Fund, Dividend Fund and Small Cap Fund may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors.

Each Fund may buy and sell securities denominated in currencies other than the U.S. dollar, and may receive interest, dividends and sale proceeds in currencies other than the U.S. dollar, the Funds from time to time may enter into foreign currency exchange transactions to convert the U.S. dollar to foreign currencies, to convert foreign currencies to the U.S. dollar and to convert foreign currencies to other foreign currencies.

Each of the Asset Allocation Fund, Value Fund, Growth Fund, International Fund, Small Cap Fund and Small Company Fund may invest in securities issued by other investment companies which invest in high quality, short-term debt securities and which determine their net asset value per share based on the amortized cost or penny-rounding method. The International Fund may also purchase shares of investment companies investing primarily in foreign securities, including so-called "country funds." Country funds have portfolios consisting primarily of securities of issuers located in one foreign country. The Funds may invest in other investment companies primarily for the purpose of investing their short-term cash which has not yet been invested in other portfolio instruments. However, from time to time, on a temporary basis, each of the Large Cap Core Fund, Dividend Fund and Small Cap Fund may invest exclusively in one other investment company similar to the respective Fund.

All debt obligations, including convertible bonds, purchased by the Asset Allocation Fund, Dividend Fund, Value Fund, Growth Fund and Small Company Equity Fund are rated investment grade by Moody's (Aaa, Aa, A and Baa) or S&P (AAA, AA, A and BBB), or, if not rated, are determined to be of comparable quality by the Advisor. Debt securities rated Baa by Moody's or BBB by S&P are generally considered to be investment grade securities although they have speculative characteristics and changes in economic conditions or circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case for higher rated debt obligations.

The International Fund may only purchase debt securities rated A or higher by Moody's or S&P, or if unrated, determined by the Advisor to be of comparable quality. Issuers of commercial paper, bank obligations or repurchase agreements in which the International Fund invests must have, at the time of investment, outstanding debt rated A or higher by Moody's or S&P, or, if they are not rated, the instrument purchased must be determined to be of comparable quality.

The Large Cap Fund and Small Cap Fund may purchase convertible bonds rated Ba or higher by Moody's or BB or higher by S&P or Fitch at the time of investment. Short-term money market instruments purchased by the Large Cap Fund and Small Cap Fund must be rated in one of the top two rating categories by a nationally recognized statistical rating agency, such as Moody's, S&P or Fitch.

Subsequent to its purchase by a Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. The Board of Trustees or the Advisor may determine that it is appropriate for a Fund to continue to hold the obligation if retention is in accordance with the interests of the particular Fund and applicable regulations of the Securities and Exchange Commission ("SEC"). However, each Fund will sell promptly any security that is not rated investment grade by either S&P or Moody's if such securities exceed 5% of the Fund's net assets.

Loans of portfolio securities by the Funds will generally be short-term (except in the case of the Large Cap Fund and Small Cap Fund, which may loan their securities on a long-term or short-term basis or both), will be made only to borrowers deemed by the Advisor to be of good standing and only when, in the Advisor's judgment, the income to be earned from the loan justifies the attendant risks. The Funds currently intend to limit the lending of their portfolio securities so that, at any given time, securities loaned by a Fund represent not more than one-third of the value of its total assets.

Each Fund will invest no more than 10% of its net assets in REITs.

Except as stated otherwise, if a percentage limitation is satisfied at the time of investment, a later increase in such percentage resulting from a change in the value of a Fund's portfolio securities generally will not constitute a violation of the limitation. If the value of a Fund's holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity. With respect to borrowings, if a Fund's asset coverage at any time falls below that required by the 1940 Act, the Fund will reduce the amount of its borrowings in the manner required by the 1940 Act to the extent necessary to satisfy the asset coverage requirement.

Each Fund may follow non-fundamental operating policies that are more restrictive than its fundamental investment limitations, as set forth in the Prospectuses and this Statement of Additional Information, in order to comply with applicable laws and regulations, including the provisions of and regulations under the 1940 Act.

ASSET ALLOCATION FUND
The Asset Allocation Fund may invest up to 25% of its net assets in foreign securities. Such foreign investments may be made directly, by purchasing securities issued or guaranteed by foreign corporations, banks or governments (or their political subdivisions or instrumentalities) or by supranational banks or other organizations, or indirectly, by purchasing American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs") (EDRs are also known as Continental Depositary Receipts ("CDRs")). Examples of supranational banks include the International Bank for Reconstruction and Development ("World Bank"), the Asian Development Bank and the InterAmerican Development Bank. Obligations of supranational banks may be supported by appropriated but unpaid commitments of their member countries and there is no assurance that those commitments will be undertaken or met in the future. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also invest in dollar-denominated high quality debt obligations of U.S. corporations issued outside the United States. The Fund may also buy and sell options and futures contracts, utilize stock index futures contracts, options, swap agreements, indexed securities and options or futures contracts, purchase asset-backed and mortgage-backed securities and enter into foreign currency exchange contracts.

GROWTH FUND
Under normal circumstances, the Growth Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a broadly diversified portfolio of equity securities, primarily common stocks and securities that can be converted into common stocks. Convertible securities purchased by the Growth Fund may include both debt securities and preferred stock. By investing in convertible securities, the Fund will seek the opportunity, through the conversion feature, to participate in the capital appreciation of the common stock into which the securities are convertible. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also invest in common stock warrants.

The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through the purchase of ADRs, EDRs and CDRs. In addition, the Fund may invest in securities issued by foreign branches of U.S. banks and foreign banks. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also purchase put options and call options and write covered call options. See "Options on Securities" in Part 2 of this SAI.

VALUE FUND
Under normal circumstances, the Value Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stock, preferred stock (including convertible preferred stock) and debt securities convertible into common stock, mainly those that the Advisor believes to be undervalued. Debt securities convertible into common stock are purchased primarily during periods of relative market instability and are acquired principally for income with the potential for appreciation being a secondary consideration. See "Convertible Securities" in Part 2 of this SAI.

The Fund may also invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs and CDRs. In addition, the Fund may invest in securities issued by foreign branches of U.S. banks and foreign banks. See "Foreign Securities" and

"American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also write covered call options. See "Options on Securities" in Part 2 of this SAI.

LARGE CAP FUND
Under normal market conditions, the Large Cap Fund will invest at least 80% of its total assets in common stocks, preferred stocks, common stock warrants and securities convertible into common stock. The Fund may purchase convertible securities, including convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

The Fund may invest up to 20% of its total assets in securities of foreign issuers which are freely traded on United States securities exchanges or in the over-the-counter market in the form of ADRs, EDRs, CDRs and Global Depositary Receipts ("GDRs"). Securities of a foreign issuer may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. As a matter of practice, the Fund will not invest in the securities of foreign issuers if any such risk appears to the Advisor to be substantial. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.

INTERNATIONAL FUND
The Fund may invest in securities of issuers located in a variety of different foreign regions and countries, including, but not limited to, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

The Fund invests in common stock and may invest in other securities with equity characteristics, consisting of trust or limited partnership interests, preferred stock, rights and warrants. The Fund may also invest in convertible securities, consisting of debt securities or preferred stock that may be converted into common stock or that carry the right to purchase common stock. See "Convertible Securities" in Part 2 of this SAI. The Fund invests in securities listed on foreign or domestic securities exchanges and securities traded in foreign or domestic over-the-counter markets, and may invest in unlisted securities.

Securities issued in certain countries are currently accessible to the Fund only through investment in other investment companies that are specifically authorized to invest in such securities. The limitations on the Fund's investment in other investment companies are described below.

Subject to applicable securities regulations, the Fund may, for the purpose of hedging its portfolio, purchase and write covered call options on specific portfolio securities and may purchase and write put and call options on foreign stock indexes listed on foreign and domestic stock exchanges. In addition, the Fund may invest up to 100% of its total assets in securities of foreign issuers in the form of ADRs, EDRs, CDRs or GDRs as described under "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. Furthermore, the Fund may purchase and sell securities on a when-issued basis.


SMALL CAP FUND
Under normal circumstances, the Small Cap Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of companies that have market capitalizations similar in size to those companies in the Russell 2000 Index.. In addition to common stocks, the Small Cap Fund may purchase convertible securities, including convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. See "Convertible Securities" in
Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities, and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

The Fund may invest up to 20% of its total assets in securities of foreign issuers which are freely traded on U.S. securities exchanges or in the over-the-counter market in the form of ADRs, EDRs, CDRs and GDRs. Securities of a foreign issuer may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. As a matter of practice, the Fund will not invest in the securities of a foreign issuer if any such risk appears to the Advisor to be substantial. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.


SMALL COMPANY FUND
In addition to common stocks, the Small Company Fund may invest in preferred stock, securities convertible into common stock, rights and warrants. Under normal circumstances, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested in stocks of companies that have market capitalizations similar in size to those companies in the Russell 2000 Growth Index. The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs and CDRs. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI.

The Fund may purchase put options and call options and write covered call options as a hedge against changes resulting from market conditions and in the value of the securities held in the Fund or which it intends to purchase and where the transactions are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund. See "Options on Securities" in
Part 2 of this SAI.


DIVIDEND FUND
Under normal circumstances, the Dividend Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of income-producing (dividend-paying) equity securities, which will consist primarily of common stocks but may also include preferred stocks and convertible securities. The Fund may invest up to 20% of its net asset in debt securities, including lower-quality debt securities. . The Fund may invest up to 20% of its total assets in foreign securities, either directly or indirectly through ADRs, EDRs, CDRs and GDRs. See "Foreign Securities" and "American, European, Continental and Global Depositary Receipts" in Part 2 of this SAI. The Fund may also buy and sell options and futures contracts and utilize stock index futures contracts, options, swap agreements, indexed securities and options on futures contracts. See "Options on Securities" and "Futures Contracts and Related Options" in Part 2 of this SAI.

PORTFOLIO TURNOVER
Portfolio turnover is included in the Prospectuses under "Financial Highlights." Each Fund may sell a portfolio investment soon after its acquisition if the Advisor believes that such a disposition is consistent with the Fund's investment goal. Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances bearing on the desirability of continuing to hold such investments. A portfolio turnover rate of 100% or more is considered high, although the rate of portfolio turnover will not be a limiting factor in making portfolio decisions. High portfolio turnover may cause the Funds to realize capital gains which, if realized and distributed by the Funds, may be taxable to shareholders as ordinary income. High portfolio turnover may result in correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Funds.

For the Value Fund, during the fiscal year ending September 30, 2003, the turnover decreased from 99% in the prior year to 50%. Part of the decrease was because of a change in the fiscal year end, resulting in a shortened measurement period. The remainder of the decline was due to a combination of 1) the portfolio being well positioned during the end of 2002 and the first part of 2003 and requiring little change, and 2) some enhancements to the investment process that incorporate an increased focus on risk which has the effect of at times of lowering turnover. We expect that prospectively turnover will generally range between 80% and 100%.

For the Growth Fund, during the fiscal year ending September 30, 2003, the Growth Fund experienced a higher rate of portfolio turnover than during the previous fiscal year. This was due largely to the repositioning of the Growth Fund during the fiscal year ending September 30, 2003. The manager sold stocks of companies with lower projected growth rates and lower price/earnings ratios. Those securities were replaced with stocks of higher growth companies that the manager expects will benefit over the long-term from the improving economic environment.

FUND CHARGES AND EXPENSES
Prior to November 1, 2003, the Advisor was entitled to receive advisory fees, computed daily and paid monthly, at the annual rate of 0.75% of the average daily net assets of each Fund other than the International Fund. Effective November 1, 2003, the Board of Trustees approved a new management fee structure for the Funds, excluding the International Fund and Small Company Fund, as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of the next $500 million of average daily net assets, plus 0.60% of the next $500 million of average daily net assets, plus 0.55% of average daily net assets in excess of $2 billion. Effective November 1, 2003, the new management fee structure for the Small Company Fund is as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of average daily net assets in excess of $1 billion. With respect to the International Fund, the Advisor is entitled to receive advisory fees, computed daily and paid monthly, at the annual rate of 1.15% of the first $50 million of the Fund's average daily net assets, plus 0.95% of the next $50 million of such assets, plus 0.85% of net assets in excess of $100 million. Prior to November 1, 2003, the Funds, other than the International Fund, had been advised by the Advisor that, effective August 1, 2001, it intended to waive advisory fees payable by the Funds so that advisory fees payable by the Funds were as follows: 0.75% of the first $500 million of average daily net assets, plus 0.70% of the next $500 million of average daily net assets, plus 0.65% of the next $500 million of average daily net assets, plus 0.60% of the next $500 million of average daily net assets, plus 0.55% of average daily net assets in excess of $2 billion. Effective November 1, 2003, the Advisor no longer intends to waive its advisory fees payable to it by the Funds, excluding the International Fund. For the International Fund, the Advisor has agreed to waive fees in the amount of 0.25% annually of the average daily net assets for one year from the date of acquisition of the Galaxy International Equity Fund.

Oechsle International Advisors, LLC ("Oechsle"), a Delaware limited liability company with principal offices at One International Place, Boston, Massachusetts 02110, served as the sub-advisor to the International Fund until August 10, 2002. For the services provided and the expenses assumed pursuant to the sub-advisory agreement between the Advisor and Oechsle, the Advisor paid a fee to Oechsle, computed daily and paid quarterly, at the annual rate of 0.40% of the first $50 million of the International Fund's average daily net assets, plus 0.35% of average daily net assets in excess of $50 million. The member manager of Oechsle is Oechsle Group, LLC. FleetBoston Financial Corporation owns approximately a 35% non-voting interest in Oechsle.

Under each Fund's administration agreement, the Fund pays the Advisor a monthly fee at the annual rate of 0.0678% of the average daily net assets of the Fund. Prior to November 26, 2002, the administration agreement was computed daily and paid monthly at the annual rate of 0.09% of the first $2.5 billion of the combined average daily net assets of the Funds and the other funds offered by Galaxy, 0.085% of the next $2.5 billion of combined average daily net assets, 0.075% of the next $7 billion of combined average daily net assets, 0.065% of the next $3 billion of combined average daily net assets, 0.06% of the next $3 billion of combined average daily net assets, 0.0525% of the next $9 billion of combined average daily net assets and 0.05% of combined average daily net assets in excess of $30 billion.

The Advisor is responsible for providing accounting and bookkeeping services to the Fund pursuant to a pricing and bookkeeping agreement. Under a separate agreement (outsourcing agreement), the Advisor has delegated those functions to State Street Bank and Trust Company (State Street). The Advisor pays fees to State Street under the outsourcing agreement.

Under its pricing and bookkeeping agreement with the Funds, the Advisor receives from the Funds an annual fee based on the average daily net assets of each Fund as follows: $25,000 under $50 million; $35,000 of $50 million but less than $200 million; $50,000 of $200 million but less than $500 million; $85,000 of $500 million but less than $1 billion and $125,000 in excess of $1 billion. The annual fees for a Fund with more than 25% in non-domestic assets will be 150% of the annual fees described above. In addition to the above-referenced fees, each Fund pays an additional $10,000 per annum. Notwithstanding the above, for each of the Funds, the Advisor waives fees payable to it under the agreement by $500 per month.

Under the shareholders' servicing and transfer agency fee arrangement between CFS and the Funds, each Fund pays the following fees:

         An annual open account fee of $28 per open account plus a Fund's allocated share of reimbursement for the out-of-pocket expenses of CFS.

Prior to November 1, 2003, the Fund paid a shareholders' servicing and transfer agency fee to CFS as follows:

    -    A new account set up charge of $5.00 per account; plus

    - An account maintenance fee for each open non-networked account of $14.00 per annum and for each networked account in the amount of $100,000 accounts or less of $11.00 per annum and each networked account in the amount of over $100,000 accounts of $8.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

    - An account fee for each closed account in the amount of $100,000 or less of $14.00 per annum and each closed account in the amount of 1 over $100,000 of $11.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

    - The Fund's allocated share of CFS' out-of-pocket expenses reasonably incurred by CFS in performing its duties and responsibilities pursuant to this arrangement.

There is a minimum annual fee per Fund of $5,000.

PFPC Inc. ("PFPC") (formerly known as First Data Investor Services Group, Inc.), located at 4400 Computer Drive, Westborough, Massachusetts 01581-5108, served as the administrator (until July 2002) and transfer and dividend disbursing agent (until July 2002) for the Predecessor Funds. PFPC also provided pricing and bookkeeping services to the Predecessor Funds (until July 2002) and continued to provide certain of these pricing and bookkeeping services until November 2002. PFPC is an indirect majority-owned subsidiary of PNC Bank Corp. During the last three fiscal years, no administration fees were waived by PFPC.

RECENT FEES PAID TO THE ADVISOR, PFPC AND OTHER SERVICE PROVIDERS (DOLLARS IN THOUSANDS)

The following tables present recent fees paid to the Advisor, PFPC and other service providers by the relevant Predecessor Funds.

                                                                                         ASSET ALLOCATION FUND


                                                          Eleven months ended              Years ended October 31,
                                                             September 30,                 -----------------------
                                                                2003(a)             2002             2001           2000
                                                                -------         --------------   -------------  ------------
   Advisory fee                                                 $3,366              $4,135           $5,223         $5,784
   Administration fee                                              301                 362              460            546
   Bookkeeping fee                                                 138                 115              126            123
   Shareholder service and transfer agent fee                    1,235               1,111            1,142          1,235
   12b-1 fees:
     Service fee (A Shares)(b)                                       1                   0                0              0
     Service fee (B Shares)(c)                                       2                   1                1              1
     Service fee (C Shares)                                        (d)                 (e)              (e)            (e)
     Service fee (G Shares)(f)                                     180                 277              301            277
     Service fee (T Shares)(g)                                     507                 723               42             12
     Distribution fee (A Shares)(b)                                  0                 (d)              (d)              1
     Distribution fee (B Shares)(c)                                  7                   3                3              4
     Distribution fee (C Shares)                                     1                 (e)              (e)            (e)
     Distribution fee (G Shares)(f)                                394                 613              662            650
   Fees and expenses waived or
     reimbursed by the Advisor                                     (36)                (33)             (18)           (17)
   Fees waived by CFD (Class G)                                      0                 (23)              (7)             0
   Fees waived by CFS                                                0                 (20)             (26)             0

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.
(d)      Rounds to less than one.
(e)      Class C shares were initially offered on November 18, 2002.
(f) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.
(g) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

                                                                                        GROWTH FUND

                                                                  Eleven months               Years ended October 31,
                                                               ended September 30,            -----------------------
                                                                     2003(a)             2002          2001           2000
                                                                     -------         ------------   ------------   -----------
   Advisory fee                                                      $6,438             $9,319         $11,772       $13,911
   Administration fee                                                   575                816           1,047         1,317
   Bookkeeping fee                                                       87                132             140           138
   Shareholder service and transfer agent fee                         1,942                872           1,214         1,446
   12b-1 fees:
     Service fee (A Shares)(b)                                            1                  0               0             0
     Service fee (B Shares)(c)                                            1                684             930             1
     Service fee (C Shares)                                             502                (d)             (d)           (d)
     Service fee (G Shares)(e)                                          166                252             319           285
     Service fee (T Shares)(f)                                          622                  0               0             0
     Distribution fee (A Shares)(b)                                       0                  1               2           (g)
     Distribution fee (B Shares)(c)                                       4                  2               3             3
     Distribution fee (C Shares)                                          2                (d)             (d)           (d)
     Distribution fee (G Shares)(e)                                     359                558             726           697
   Fees and expenses waived or reimbursed by the Advisor               (200)              (541)           (160)          (18)
   Fees waived by CFD (Class G)                                           0                (26)            (10)            0
   Fees waived by CFS                                                     0                (90)            (47)            0

(a) The Equity Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                         VALUE FUND

                                                                   Eleven months              Years ended October 31,
                                                                ended September 30,           -----------------------
                                                                     2003(a)              2002           2001          2000
                                                                     -------          ------------   ------------  ------------
   Advisory fee                                                      $2,267              $2,892         $2,974        $3,813
   Administration fee                                                   202                 253            260           364
   Bookkeeping fee                                                       53                  64             64            81
   Shareholder service and transfer agent fee                           675                 481            586           688
   12b-1 fees:
     Service fee (A Shares)                                               1                 (b)            (b)           (b)
     Service fee (B Shares)                                             (g)                 (c)            (c)           (c)
     Service fee (C Shares)                                             (g)                 (d)            (d)           (d)
     Service fee (G Shares) (e)                                          41                  71             80            81
     Service fee (T Shares)(f)                                          329                   0              0             0
     Distribution fee (B Shares)                                          1                 (c)            (c)           (c)
     Distribution fee (C Shares)                                        (g)                 (d)            (d)           (d)
     Distribution fee (G Shares)(e)                                      89                 160            188           205
   Fees and expenses waived or reimbursed by the Advisor                  0                  (6)            (7)          (12)
   Fees waived by CFD (Class G)                                           0                   0             (4)            0
   Fees waived by CFS                                                   (59)                  0             (8)            0

(a) The Value Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b)      Class A shares were initially offered on November 25, 2002.
(c)      Class B shares were initially offered on November 25, 2002.
(d)      Class C shares were initially offered on November 25, 2002.
(e) On November 25, 2002, the Galaxy Equity Value Fund, Retail B shares were redesignated Class G shares.
(f) On November 25, 2002, the Galaxy Equity Value Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                       LARGE CAP FUND

                                                              Eleven months ended             Years ended October 31,
                                                                 September 30,                -----------------------
                                                                    2003(a)              2002          2001           2000
                                                                    -------         ------------  -------------  -------------
   Advisory fee                                                       3,311            $5,470         $7,004         $5,900
   Advisory fee waiver                                                    -               115             41              0
   Administration fee                                                   297               479            619            552
   Bookkeeping fee
   Shareholder service and transfer agent fee                            13               667            634            434
   12b-1 fees:
     Distribution fee (Class A)                                         N/A               (g)            (g)            (g)
     Distribution fee (Class B)                                           4                 1              1              1
     Distribution fee (Class G)                                         208               290            369            409
     Distribution fee (Class C)                                           1               N/A            N/A            N/A
     Service fee (Class B)                                                1               (g)            (g)            (g)
     Service fee (Class G) **                                            95               130            168             91
     Service fee (Class C) **                                           (g)               N/A            N/A            N/A
     Service fee (Class T) **                                           484               N/A            N/A            N/A
   Fees waived by CFS                                                     0                 0            (29)             0


(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Large Cap Core Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Large Cap Core Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Large Cap Core Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Large Cap Core Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                        INTERNATIONAL FUND


                                                                 Eleven months ended            Years ended October 31,
                                                                    September 30,               -----------------------
                                                                         2003             2002            2001             2000
                                                                         ----          -----------    -------------    -----------
      Advisory fee                                                      $3,241            $4,760         $4,985           $5,508
      Advisory fee waiver                                                  900             1,341          1,994            2,212
      Expense reimbursement by the Advisor                                 N/A                 0              0                0
      Sub-advisory fee                                                     N/A             1,551          2,816           $3,121
      Administration fee                                                   241              3523            524              624
      Bookkeeping fee
      Shareholder service fee *                                            (g)               152            175              282
      12b-1 fees:
        Distribution fee (Prime A Shares)                                  N/A               (g)            (g)              (g)
        Distribution fee (Class B/Prime B Shares)                          (g)                 2              3                4
        Distribution fee (Class G/Retail B Shares)                          28                42             47               40
        Distribution fee (Class C Shares)                                  (g)               N/A            N/A              N/A
        Service fee (Class B/Prime B Shares)                               (g)               (g)            (g)                1
        Service fee (Class C)                                              (g)
        Service fee (Class T)                                              108
        Service fee (Class G/Retail B Shares) **                            13                19             16                5
      Fees waived by CFD (Class G)                                           0               (16)            (5)               0
      Fees waived by CFS                                                   (50)              (70)           (39)               0

(a) The International Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy International Equity Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy International Equity Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy International Equity Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy International Equity Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.

                                                                                          SMALL CAP FUND

                                                                Eleven months ended             Years ended October 31,
                                                                    September 30,               -----------------------
                                                                       2003(a)              2002           2001             2000
                                                                       -------         ------------    --------------   -----------
      Advisory fee                                                     $5,236             $4,741         $3,725           $2,844
      Administration fee                                                  468                415            328              269
      Bookkeeping fee                                                      87                105             88               71
      Shareholder service and transfer agent fee                          731                316            276              151
      12b-1 fees:
        Service fee (A shares)(b)                                          38                  0              0                0
        Service fee (B shares)(c)                                           8                (g)            (g)              (g)
        Service fee (C shares)                                              6                (d)            (d)              (d)
        Service fee (G shares)(e)                                          26                 24             11                7
        Service fee (T shares)(f)                                         319
        Distribution fee (A Shares)(b)                                      0                (g)            (g)              (g)
        Distribution fee (B Shares)(c)                                     23                  2              2                1
        Distribution fee (C shares)                                        19                (d)            (d)              (d)
        Distribution fee (G Shares)(e)                                     57                 54             25               16
      Fees and expenses waived or reimbursed by the Advisor              (121)               (66)           (13)            (100)
      Fees waived by CFD (Class G)                                          0                  0              0               (4)
      Fees waived by CFS                                                    0                  0              0              (93)

(a) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.
(c) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.
(d)      Class C shares were initially offered on November 18, 2002.
(e) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.
(f) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.
(g)      Rounds to less than one.



                                                                                              SMALL COMPANY FUND

                                                                 Eleven months ended            Years ended October 31,
                                                                    September 30,               -----------------------
                                                                       2003(a)              2002            2001            2000
                                                                       -------         -------------   -------------   ------------
      Advisory fee                                                    $2,185              $2,956         $3,665          $4,110
      Administration fee                                                 195                 257            323             389
      Bookkeeping fee                                                     54                  70         88,332              98
      Shareholder service and transfer agent fee                         789                 201            259             316
      12b-1 fees:
        Service fee (A shares)(b)                                        (c)                 (d)            (d)             (d)
        Service fee (B shares)(f)                                        (c)                 (e)            (e)             (e)
        Service fee (C shares)(g)                                        (c)                   0              0               0
        Service fee (G shares)(h)                                         22                  41             51              50
        Service fee (T shares)(i)                                        156                   0              0               0
        Distribution fee (A shares)(b)                                     0                 (d)            (d)             (d)
        Distribution fee (B shares)(f)                                   (c)                 (e)            (e)             (e)
        Distribution fee (C shares)(g)                                   (c)                   0              0               0
        Distribution fee (G shares)(h)                                    48                  91            113             120
      Fees and expenses waived or reimbursed by the Advisor                0                 (58)            (7)             (4)
      Fees waived by CFD (G shares)                                        0                  (3)             0              (2)
      Fees waived by CFS                                                 (26)                (22)             0               0


(a) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime A shares were redesignated Class A shares.
(c)      Rounds to less than one.
(d)      Prime A shares were not offered during the period.
(e)      Prime B shares were not offered during the period.
(f) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime B shares were redesignated Class B shares.
(g)      Class C shares were initially offered on November 18, 2002.
(h) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.
(i)      On November 18, 2002, the Galaxy Small Company Equity Fund l Retail
         A shares were redesignated Class T shares.

                                                                                   DIVIDEND FUND

                                                        Eleven months ended                Years ended October 31,
                                                           September 30,                   -----------------------
                                                              2003(a)               2002              2001           2000
                                                              -------          --------------    -------------   ------------
         Advisory fee                                          $1,227               $381              $643           $97
         Advisory fee waiver                                       (4)              (102)             (234)         (181)
         Bookkeeping Fee                                           41                 40                 0             0
         Administration fee                                       109                 33                77            64
         Shareholder service and transfer agent fee               N/A                 24                20             8
         12b-1 fees:
           Distribution fee (Class A Shares)                        0                (d)               (d)           (d)
           Distribution fee (Class B Shares)                        2                (d)               (d)           (d)
           Distribution fee (Class C Shares)                      (e)                (d)               (d)           (d)
           Distribution fee (Class G Shares)(c)                    61                 16                12             9
           Service fee (Class B Shares)                           (e)                (d)               (d)           (d)
           Service fee (Class C Shares)                           (e)                (d)               (d)           (d)
           Service fee (Class T Shares)(b)                        246                N/A               N/A           N/A
           Service fee (Class G Shares)(c)                         28                  7                 5             2
         Fees waived by CFD (G Shares)                              0                (e)               (e)             0
         Fees waived by CFS                                       (e)                 (4)               (6)            0

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(b) On November 25, 2002, the Fund's Retail A shares were redesignated Class T shares.
(c) On November 25, 2002, the Fund's Retail B shares were redesignated Class G shares.
(d)      Classes A, B and C shares were initially offered on November 25, 2002.
(e)      Rounds to less than one.

Fleet Bank, an affiliate of FleetBoston Financial Corporation, was paid a fee for Sub-Account Services performed with respect to Trust Shares of the Predecessor Funds held by defined contribution plans. Pursuant to an agreement between Fleet Bank and PFPC, Fleet Bank was paid $21.00 per year for each defined contribution plan participant account. For the fiscal year ended October 31, 2002, Fleet Bank received $2,555,258 for Sub-Account Services. PFPC bore this expense directly, and shareholders of Trust Shares of the Predecessor Funds bore this expense indirectly through fees paid to PFPC for transfer agency services.

BROKERAGE COMMISSIONS (DOLLARS IN THOUSANDS)
For the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, the Funds paid brokerage commissions as shown in the table below. During the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, certain Funds effected a portion of their portfolio transactions through Quick & Reilly Institutional Trading ("Quick & Reilly"), a division of Fleet Securities, Inc., which is an affiliate of the Advisor, and Robertson Stephens Inc. ("Robertson Stephens"), also an affiliate of the Advisor. The table below discloses (1) the aggregate amount of commissions paid to Quick & Reilly and Robertson Stephens by the Funds during the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, (2) the percentage of each Fund's aggregate brokerage commissions for the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000, that was paid to Quick & Reilly and Robertson Stephens, and (3) the percentage of each Fund's aggregate dollar amount of transactions that involved payment of commissions that was effected through Quick & Reilly and Robertson Stephens during the eleven months ended September 30, 2003 and the fiscal years ended October 31, 2002, 2001 and 2000. In addition, the table below discloses the soft dollar commissions paid by the Funds during the eleven months ended September 30, 2003 and the fiscal year ended October 31, 2002, 2001 and 2000.

                                                                               ASSET ALLOCATION FUND

                                                          Eleven months ended        Years ended October 31,
                                                             September 30,           -----------------------
                                                                2003(a)             2002          2001            2000
                                                                -------         -----------   ------------    ------------
               Total commissions                                $1,013              $438         $149              $262
               Soft dollar commissions                              18               100            6                 0
               Aggregate commissions to Quick & Reilly               0                 0           69               173
                    and Robertson Stephens
               % of aggregate commissions to Quick &              0.00%             0.00%       46.55%             0.00%
                    Reilly and Robertson Stephens
               % of aggregate commission transactions             0.00%             0.00%       54.72%             0.00%
                    effected through Quick & Reilly and
                    Robertson Stephens

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                  GROWTH FUND

                                                        Eleven months ended         Years ended October 31,
                                                           September 30,            -----------------------
                                                              2003(a)             2002          2001          2000
                                                              -------         ------------   -----------   ------------
               Total commissions                               $902                $1,925      $1,817          $1,911
               Soft dollar commissions                           73                   123         182
               Aggregate commissions to Quick & Reilly            0                     0          37              98
                    and Robertson Stephens
               % of aggregate commissions to Quick &           0.00%                 0.00%       2.02%           0.00%
                    Reilly and Robertson Stephens
               % of aggregate commission transactions          0.00%                 0.00%       2.15%           0.00%
                    effected through Quick & Reilly
                    and Robertson Stephens

(a) The Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                     VALUE FUND

                                                        Eleven months ended            Years ended October 31,
                                                           September 30,               -----------------------
                                                              2003(a)             2002          2001            2000
                                                              -------         ------------   ------------    -----------
              Total commissions                                $264             $1,515          $1,432           $976
              Soft dollar commissions                            20                405             195
              Aggregate commissions to Quick & Reilly             0                  0             700            653
                   and Robertson Stephens
              % of aggregate commissions to Quick &            0.00%              0.00%          48.90%          0.00%
                   Reilly and Robertson Stephens
              % of aggregate commission transactions           0.00%              0.00%          62.41%          0.00%
                   effected through Quick & Reilly
                   and Robertson Stephens
              Aggregate commissions to Fleet                     19                 N/A            N/A            N/A
                   Securities, Inc.
              % of aggregate commissions to Fleet              7.26%                N/A            N/A            N/A
                   Securities, Inc.
              % of aggregate commission transactions          13.67%                N/A            N/A            N/A
                   effected through Fleet Securities, Inc.



(a) The Value Fund changed its fiscal year end from October 31 to September 30 in 2003.


                                                                                        LARGE CAP FUND

                                                                Eleven months
                                                                    ended             Years ended October 31,
                                                                September 30,         -----------------------
                                                                    2003(a)          2002        2001         2000
                                                                -------------   ------------  -----------  -----------
              Total commissions                                           $948        $609         $749         $795
              Soft dollar commissions                                      105          25           96
              Aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                        0           0          102          370
              % of aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                        0%       0.00%       13.66%        0.00%
              % of aggregate commission transactions effected                         0.00%       22.14%        0.00%
                   through Quick & Reilly and Robertson Stephens             0%
              Aggregate commissions to Fleet Securities                   $281         N/a          N/a          N/a
              % of aggregate commissions to Fleet Securities              6.38%        N/a          N/a          N/a

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.




                                                                                INTERNATIONAL FUND

                                                                Eleven months
                                                                    ended             Years ended October 31,
                                                                September 30,         -----------------------
                                                                   2003(a)           2002         2001         2000
                                                               --------------   -------------   ----------  ------------
              Total commissions                                    $1,579               $0       $1,516       $1,644
              Soft dollar commissions                                 267                0           17
              Aggregate commissions to Quick & Reilly                 N/A              N/A          N/A          N/A
                   and Robertson Stephens
              % of aggregate commissions to Quick &                   N/A              N/A          N/A          N/A
                   Reilly and Robertson Stephens
              % of aggregate commission transactions                  N/A              N/A          N/A          N/A
                   effected through Quick & Reilly and
                   Robertson Stephens

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                 SMALL CAP FUND

                                                               Eleven months
                                                                   ended              Years ended October 31,
                                                               September 30,          -----------------------
                                                                  2003(a)           2002           2001        2000
                                                                  -------       ------------   ----------  -----------
              Total commissions                                 $1,246,500       $1,209,263    $ 740,498    $458,281
              Soft dollar commissions                                    0                0       38,842
              Aggregate commissions to Quick & Reilly and
                   Robertson Stephens                                    0                0       18,250           0
              % of aggregate commissions to Quick & Reilly
                   and Robertson Stephens                             0.00%            0.00%        2.46%       0.00%
              % of aggregate commission transactions
                   effected through Quick & Reilly and Robertson
                   Stephens                                           0.00%            0.00%        2.06%       0.00%


(a) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                             SMALL COMPANY FUND

                                                            Eleven months
                                                                ended             Years ended October 31,
                                                            September 30,         -----------------------
                                                               2003(a)           2002         2001         2000
                                                               -------       -----------   ----------   ----------
                  Total commissions                             $2,550         $1,839         $956         $950
                  Soft dollar commissions                            5             12           71
                  Aggregate commissions to Quick & Reilly
                       and Robertson Stephens                        0              0            0           10
                  % of aggregate commissions to Quick &
                       Reilly and Robertson Stephens              0.00%          0.00%        0.00%        0.00%
                  % of aggregate commission transactions
                       effected through Quick & Reilly and
                       Robertson Stephens                         0.00%          0.00%        0.00%        0.00%

(a) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.

                                                                                 DIVIDEND FUND

                                                             Eleven months
                                                                 ended             Years ended October 31,
                                                             September 30,         -----------------------
                                                                 2003(a)         2002        2001           2000
                                                             -------------   -----------  -----------    ----------
                  Total commissions                            $76,363            $224        $362        $248
                  Soft dollar commissions                          910               2          24          15
                  Aggregate commissions to Quick & Reilly            0               0           7           0
                       and Robertson Stephens
                  % of aggregate commissions to Quick &              0%           0.00%       0.51%          0%
                       Reilly and Robertson Stephens
                  % of aggregate commission transactions             0%           0.00%       1.94%          0%
                       effected through Quick & Reilly and
                       Robertson Stephens
                  Aggregate commissions to Fleet  Securities        21             N/A          N/A         N/A
                  % of aggregate commissions to Fleet             0.29%            N/A          N/A         N/A
                       Securities

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

The Trust is required to identify any securities of its "regular brokers or dealers" that the Funds have acquired during their most recent fiscal year. At September 30, 2003, the Funds held securities of their regular brokers or dealers as set forth below:


                  Name                              Broker/Dealer                         Value
                  ----                              -------------                         -----
                  ASSET ALLOCATION FUND             CitiGroup, Inc.                       $11,026
                                                    Goldman Sachs Group                     2,759
                                                    JP Morgan Chase & Co.                   2,345
                                                    Credit Suisse Group                       831
                                                    State Street Corp.                        653
                                                    Nomura Securities Co. LTD                 275
                                                    Investors Financial Services  Corp.       223
                                                    Janus Capital Group, Inc.                 159
                                                    Jefferies Group, Inc.                     138
                                                    Lehman Brothers Holdings, Inc.            131
                                                    Bear Stearns                              127



                  Name                              Broker/Dealer                            Value
                  ----                              -------------                            -----

                  VALUE FUND                        CitiGroup, Inc.                        $ 14,104
                                                    PNC Financial Services Group              6,419
                                                    Wachovia Corp.                            5,178
                                                    Merrill Lynch & Co., Inc.                 4,622
                                                    LaBrance & Co., Inc.                      1,459

                  DIVIDEND FUND                     CitiGroup, Inc.                        $  9,102
                                                    JP Morgan Chase & Co.                     4,120
                                                    State Street Corp.                        1,800

                  INTERNATIONAL FUND                Credit Suisse Corp.                    $  9,025
                                                    Nomura Securities Co. LTD                 3,005

                  LARGE CAP FUND                    CitiGroup, Inc.                        $ 13,475
                                                    JP Morgan Chase & Co.                     8,041

                  GROWTH FUND                       CitiGroup, Inc.                        $ 31,857
                                                    Goldman Sachs Group, Inc.                10,488

                  SMALL COMPANY FUND                Investors Financial Services Corp.     $  4,475
                                                    Jefferies Group, Inc.                     3,091

TRUSTEES AND TRUSTEES' FEES

Columbia Funds Complex consists of the following funds (the "Funds"):

The series of Columbia Funds Trust I, the series of Columbia Funds Trust II, the series of Columbia Funds Trust III, the series of Columbia Funds Trust IV, the series of Columbia Funds Trust V, the series of Columbia Funds Trust VI, the series of Columbia Funds Trust VII, the series of Liberty Variable Investment Trust and 9 closed-end or interval management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Liberty Funds").

The series of Columbia Funds Trust VIII, the series of Columbia Funds Trust IX, the series of Columbia Funds Trust XI, the series of SteinRoe Variable Investment Trust and 3 closed-end management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Stein Roe Funds").

Two closed-end management investment company portfolios named Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (For purposes of this Trustees and Trustees' Fees section only, the "All-Star Funds").

Columbia Management Multi-Strategy Hedge Fund, LLC.

Columbia Balanced Fund, Inc., Columbia Common Stock Fund, Inc., Columbia Daily Income Company, Columbia Fixed Income Securities Fund, Inc., Columbia Growth Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc. and the series of CMG Fund Trust. (For purposes of this Trustees and Trustees' Fees section only, the "Columbia Funds").

The series of The Galaxy Funds. (For purposes of this Trustees and Trustees' Fees section only, the "Galaxy Funds").

The series of Columbia Acorn Trust and the series of Wanger Advisors Trust. (For purposes of this Trustees and Trustees' fees section only, the "Acorn Funds" and "WAT Funds," respectively).

The Advisor or its affiliates pay the compensation of all the officers of the Funds in the Columbia Funds Complex, including Trustees who are affiliated with the Advisor. For the fiscal year ended October 31, 2002, the Trustees did not receive compensation from the Funds because the Funds had not yet commenced investment operations. For the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, the Trustees received the following compensation for serving as Trustees:


                                                     Aggregate
                                                 Compensation from        Aggregate           Aggregate          Aggregate
                                 Pension or          the Asset          Compensation      Compensation from  Compensation from
                                 Retirement       Allocation Fund      from the Growth     the Value Fund      the Large Cap
                                  Benefits        for the Fiscal        Fund for the       for the Fiscal       Fund for the
Trustee(a)                     Accrued as part      Year Ended           Fiscal Year         Year Ended      Fiscal Year Ended
                                  of Fund          September 30,     Ended September 30,    September 30,       September 30,
                                Expenses(b)           2003(c)              2003(c)             2003(c)            2003(c)
                                -----------           -------              -------            -------             -------
Douglas A. Hacker                   N/A                $ 720               $ 984              $1,141               $ 815
Janet Langford Kelly                N/A                  584                 772               1,022                 676
Richard W. Lowry                    N/A                  553                 708               1,036                 653
Salvatore Macera (d)                N/A                  414                 536                 683                 488
William E. Mayer                    N/A                  786                 826               1,090                 720
Charles R. Nelson                   N/A                  730                 995               1,146                 829
John J. Neuhauser                   N/A                  786               1,088               1,189                 882
Joseph R. Palombo (e)               N/A                  N/A                 N/A                 N/A                 N/A
Patrick J. Simpson                  N/A                  N/A                 N/A                 N/A                 N/A
Thomas E. Stitzel                   N/A                  584                 772               1,022                 676
Thomas C. Theobald (f)              N/A                  624                 826               1,090                 720
Anne-Lee Verville (g)               N/A                  822               1,124               1,274                 930
Richard L. Woolworth                N/A                  N/A                 N/A                 N/A                 N/A





                                                              Aggregate               Aggregate               Aggregate
                            Aggregate Compensation      Compensation from the   Compensation from the   Compensation from the
                          from the International Fund  Small Cap Fund for the  Small Company Fund for   Dividend Fund for the
                           for the Fiscal Year Ended      Fiscal Year Ended     the Fiscal Year Ended     Fiscal Year Ended
Trustee(a)                   September 30, 2003(c)      September 30, 2003(c)   September 30, 2003(c)   September 30, 2003(c)
                             ---------------------      ---------------------   ---------------------   ---------------------
Douglas A. Hacker                    $ 819                    $1,007                  $  959                   $ 594
Janet Langford Kelly                   699                       699                     850                     514
Richard W. Lowry                       687                       687                     855                     510
Salvatore Macera (d)                   481                       481                     569                     349
William E. Mayer                       746                       746                     907                     549
Charles R. Nelson                      827                       827                     964                     599
John J. Neuhauser                      874                       874                   1,006                     630
Joseph R. Palombo (e)                  N/A                       N/A                     N/A                     N/A
Patrick J. Simpson                     N/A                       N/A                     N/A                     N/A
Thomas E. Stitzel                      699                       699                     850                     514
Thomas C. Theobald (f)                 746                       746                     907                     549
Anne-Lee Verville (g)                  925                       925                   1,074                     669
Richard L. Woolworth                   N/A                       N/A                     N/A                     N/A

                              Total Compensation from the Columbia
                             Funds Complex Paid to the Trustees for
                                    the Calendar Year Ended
Trustee(a)                           December 31, 2003(a)
                                      --------------------
Douglas A. Hacker                           $115,500
Janet Langford Kelly                         101,500
Richard W. Lowry                             128,150
Salvatore Macera (d)                          56,500
William E. Mayer                             133,150
Charles R. Nelson                            155,073
John J. Neuhauser                            143,568
Joseph R. Palombo (e)                          N/A
Patrick J. Simpson                            62,234
Thomas E. Stitzel                            103,500
Thomas C. Theobald (f)                       110,250
Anne-Lee Verville (g)                        128,250
Richard L. Woolworth                          64,234

(a) As of December 31, 2003, the Columbia Funds Complex consisted of 132 open-end and 15 closed-end management investment company portfolios. Effective October 8, 2003, Patrick J. Simpson and Richard L. Woolworth, then directors/trustees of the Columbia Funds, were appointed to the board of trustees of the Liberty Funds and Stein Roe Funds. Also effective October 8, 2003, the trustees of the Liberty Funds and the Stein Roe Funds were elected as directors/trustees of the Columbia Funds. A single combined board of trustees/directors now oversees all of the Liberty Funds, Stein Roe Funds and Columbia Funds. The All-Star Funds, the Columbia Management Multi-Strategy Hedge Fund, LLC, the Galaxy Funds, the Acorn Funds and the WAT Funds each have separate boards of trustees/directors.
(b) The Fund does not currently provide pension or retirement plan benefits to the Trustees.
(c) The Fund changed its fiscal year end from October 31 to September 30 in 2003.
(d) Mr. Macera retired as a Trustee from the Board of Trustees effective June 18, 2003.
(e) Mr. Palombo does not receive compensation because he is an employee of the Advisor.
(f) During the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, Mr. Theobald deferred $210 of his compensation from the Asset Allocation Fund, $194 of his compensation from the Growth Fund, $630 of his compensation from the Value Fund, $290 of his compensation from the Large Cap Fund, $347 of his compensation from the International Fund, $347 of his compensation from the Small Cap Fund, $499 of his compensation from the Small Company Fund and $274 of his compensation from the Dividend Fund, and $53,250 of his total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Mr. Theobald's account under that plan was $55,587.
(g) During the fiscal year ended September 30, 2003, and the calendar year ended December 31, 2003, Ms. Verville deferred $221 of her compensation from the Asset Allocation Fund, $203 of her compensation from the Growth Fund, $662 of her compensation from the Value Fund, $305 of her compensation from the Large Cap Fund, $364 of her compensation from the International Fund, $364 of her compensation from the Small Cap Fund, $524 of her compensation from the Small Company Fund and $287 of her compensation from the Dividend Fund, and $53,250 of her total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Ms. Verville's account under that plan was $516,001.

ROLE OF THE BOARD OF TRUSTEES
The Trustees of the Funds are responsible for the overall management and supervision of the Fund's affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review contractual arrangements with service providers for the Fund and review the Fund's performance. The Trustees have created several committees to perform specific functions for the Fund. Mr. Theobald was elected Chairman of the Board of Trustees of the Liberty Funds, Stein Roe Funds and Columbia Funds effective December, 2003.

AUDIT COMMITTEE
Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Funds. Prior to October 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Fund. The Audit Committee's functions include making recommendations to the Trustees regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Funds and certain service providers. For the period November 1, 2002 through September 30, 2003, the Audit Committee convened ten times.

GOVERNANCE COMMITTEE
Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Fund. The Governance Committee's functions include recommending to the Trustees nominees for independent Trustee positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the Trustees' duties and responsibilities and reviewing and making recommendations to the Board regarding the compensation of the Trustees who are not affiliated with the Funds' investment advisors. The Governance Committee will consider candidates for Trustee recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Funds. For the period November 1, 2002 through September 30, 2003, the Governance Committee convened five times.

ADVISORY FEES & EXPENSES COMMITTEE
Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees & Expenses Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. The Advisory Fees & Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested Trustees and as to any other contracts that may be referred to the Committee by the Board. For the period November 1, 2002 through September 30, 2003, the Advisory Fees & Expenses Committee convened five times.

INVESTMENT OVERSIGHT COMMITTEES
Beginning in 2004, each Trustee of the Funds also began serving on an Investment Oversight Committee ("IOC"). Each IOC is responsible for monitoring, on an ongoing basis, a select group of funds in the Columbia Funds Complex and gives particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC meets four times a year. The following are members of the respective IOCs and the general categories of Funds which they review:

      IOC#1: Messrs. Lowry, Mayer and Neuhauser are responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

      IOC#2: Messrs. Hacker and Palombo and Ms. Verville are responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income -- Multi Sector and Fixed Income - Core.

      IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly are responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

      IOC#4: Messrs. Nelson, Simpson and Woolworth are responsible for reviewing Funds in the following asset categories: Large Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity, Taxable Fixed Income and Money Market.

SHARE OWNERSHIP
The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2003 (i) in each Fund and (ii) in the Funds in the Columbia Funds Complex.

                                 Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity
                                Securities Owned in the     Securities Owned in      Securities Owned in      Securities Owned in
       Name of Trustee           Asset Allocation Fund        the Growth Fund          the Value Fund         the Large Cap Fund
       ---------------           ---------------------        ---------------          --------------         ------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                          $0                       $0                       $0                       $0
Janet Langford Kelly                       $0                       $0                       $0                       $0
Richard W. Lowry                           $0                       $0                       $0                       $0
Charles R. Nelson                   $50,001-$100,000                $0                       $0                       $0
John J. Neuhauser                          $0                       $0                       $0                       $0
Patrick J. Simpson                         $0                       $0                       $0                       $0
Thomas E. Stitzel                          $0                       $0                       $0                       $0
Thomas C. Theobald                         $0                       $0                       $0                       $0
Anne-Lee Verville (a)                      $0                       $0                       $0                       $0
Richard L. Woolworth                       $0                       $0                       $0                       $0

INTERESTED TRUSTEES
William E. Mayer                           $0                       $0                       $0                       $0
Joseph R. Palombo                          $0                       $0                       $0                       $0



                                 Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity   Dollar Range of Equity
                                Securities Owned in the     Securities Owned in      Securities Owned in      Securities Owned in
       Name of Trustee             International Fund       the Small Cap Fund     the Small Company Fund      the Dividend Fund
       ---------------             ------------------       ------------------         ------------------          -------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                          $0                       $0                         $0                       $0
Janet Langford Kelly                       $0                       $0                         $0                       $0
Richard W. Lowry                           $0                       $0                         $0                       $0
Charles R. Nelson                          $0                       $0                         $0                       $0
John J. Neuhauser                          $0                       $0                         $0                       $0
Patrick J. Simpson                         $0                       $0                         $0                       $0
Thomas E. Stitzel                          $0                       $0                         $0                       $0
Thomas C. Theobald                         $0                       $0                         $0                       $0
Anne-Lee Verville (a)                      $0                       $0                         $0                       $0
Richard L. Woolworth                       $0                       $0                         $0                       $0

INTERESTED TRUSTEES
William E. Mayer                           $0                       $0                         $0                       $0
Joseph R. Palombo                          $0                       $0                         $0                       $0


                                     Aggregate Dollar Range of Equity Securities
                                      Owned in All Funds Overseen by Trustee in
Name of Trustee                                Columbia Funds Complex
---------------                                ----------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker                                   Over $100,000
Janet Langford Kelly                                Over $100,000
Richard W. Lowry                                    Over $100,000
Charles R. Nelson                                   Over $100,000
John J. Neuhauser                                   Over $100,000
Patrick J. Simpson                                $50,001-$100,000
Thomas E. Stitzel                                 $50,001-$100,000
Thomas C. Theobald                                  Over $100,000
Anne-Lee Verville (a)                               Over $100,000
Richard L. Woolworth                                Over $100,000

INTERESTED TRUSTEES
William E. Mayer                                  $50,001-$100,000
Joseph R. Palombo                                    $1-$10,000

(a) Ms. Verville has elected to defer her compensation as a Trustee under the deferred compensation plan for independent Trustees of the Columbia Funds Complex. The value of her deferred compensation is determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2003, the value of her deferred compensation account exceeded $100,000.

OWNERSHIP OF THE FUNDS
As of record on December 31, 2003, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of the Funds.

As of record on December 31, 2003, the following shareholders of record owned 5% or more of the shares of the classes of the Funds noted below:

                              ASSET ALLOCATION FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp                                    8,102.9510                    7.08
      FBO 245-05958-10
      26 Broadway
      New York, NY  10004-1703

      US Clearing Corp                                    6,134.1640                    5.36
      FBO 131-92787-17
      26 Broadway
      New York, NY  10004-1703

      Clarence D. Williams                                7,634.9650                    6.67
      443-5 St. Anns Avenue
      Apt. 11A
      Bronx, NY  10455

      Columbia Trust Company Rollover IRA                 5,993.4380                    5.24
      George B. OOsterwijk
      306 W. El Norte Pkwy. #N410
      Escondido, CA  92026-1960

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Citigroup Global Markets Inc.                        2,346.4060                  12.83
      00112C59463
      333 West 34th Street -- 3rd Floor
      New York, NY  10001-2402

      US Clearing Corp                                     1,091.5090                   5.97
      FBO 236-99556-18
      26 Broadway
      New York, NY  10004-1703

      Raymond James & Assoc., Inc.                         1,927.0460                  10.54
      FBO Edmonds Thomas
      Bin #47331326
      880 Carillon Parkway
      St. Petersburg, FL  33716-1100

      American Enterprise Investment Svcs                  1,402.8630                   7.67
      FBO 555731661
      P.O. Box 9446
      Minneapolis, MN  55440-9446

      LPL Financial Services                               2,164.0630                  11.84
      A/C 4594-0116
      9785 Towne Center Drive
      San Diego, CA  92121-1968

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          870,667.1960                  5.78
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY  14638-0001

      Gales & Co                                         1,305,834.2960                 8.67
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY  14638-0001

                                   GROWTH FUND

                                 CLASS A SHARES

              Shareholder (name and address)            Share Balance        Percent of Class Total (%)
              ------------------------------            -------------        --------------------------
      Columbia Trust Company IRA                         13,984.8130                    9.38
      Max Borten
      1301 Commonwealth Avenue
      West Newton, MA 02465-2912

      NFSC FEBO # 251-050660                              8,136.8150                    5.46
      Elwood W.  Beebe TTEE
      Russell S. Tauscher TTEE
      The Philipp Manuf Co Retir Pl EM
      19 Ward Avenue
      Easthampton, MA 01027-2214

      NFSC FEBO # 251-050652                             27,173.6630                   18.23
      Elwood W. Beebe TTEE
      Russell S. Tauscher TTEE 401K Pl
      The Philipp Manufacturing Co
      19 Ward Avenue
      Easthampton, MA 01027-2214

      Pershing LLC                                        7,824.7260                    5.25
      PO Box 2052
      Jersey City, NJ 07303-2052


                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Dean Witter for the Benefit of                      5,210.2770                   14.59
      Disc Roger A. Shiffman TTEE
      PO Box 250 Church Street Station
      New York, NY 10008-0250

      US Clearing Corp                                    8,947.5840                   25.06
      FBO 195-04466-23
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp                                    2,298.8510                    6.44
      FBO 245-96575-12
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp                                    5,656.5780                   15.84
      FBO 247-02888-18
      26 Broadway
      New York, NY 10004-1703

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Amvescap National Trust Co as Agent                8,731,123.0310                24.05
      For Fleet National Bank FBO
      FleetBoston Financial Savings Plus
      PO Box 105779
      Atlanta, GA 30348-5779

      Gales & Co                                         5,027,993.2770                13.85
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                         9,405,643.6380                25.91
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                         7,824,652.6560                21.55
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001


                                   VALUE FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Columbia Management Advisors Inc.                   10,075.5990                   8.57
      Nominee for Various  Columbia Funds
      Attn Jane Howard FBO J. Seed
      245 Summer Street FL 3
      Boston, MA  02110-1129

      Pershing LLC                                        38,543.9320                  32.78
      PO Box 2052
      Jersey City, NJ 07303-2052

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Jack B. Yeager TTEE                                  3,880.8880                   5.45
      Icon Inc.
      Defined Benefit Plan
      2429 Sunny Meadow Lane
      Vienna, VA 22181-3024

      Pershing LLC                                         3,705.7800                   5.20
      PO Box 2052
      Jersey City, NY 07303-2052

      UBS Financial Services Inc.                          5,037.0000                   7.07
      Phillipe Berthet
      3 Motley Lane
      Charleston, SC 29401-2016

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      American Enterprise Investment Svcs                  1,240.4450                   8.46
      FBO 169099881
      PO Box 9446
      Minneapolis, MN 55440-9446

      American Enterprise Investment Svcs                  1,239.0900                   8.45
      FBO 169098141
      PO Box 9446
      Minneapolis, MN 55440-9446

      Bear Stearns Securities Corp.                        1,706.4850                  11.64
      FBO 459-14706-14
      1 Metrotech Center North
      Brooklyn, NY 11201-3870

      First Clearing Corp                                  1,319.5820                   9.00
      A/C 4254-6999
      Siera N. Dennis CUST
      Lee C. Dennis Laws of GA
      2099 Comer Road
      Comer, GA 30629-6109

      LPL Financial Services                               1,193.6910                   8.14
      A/C 6948-4160
      9785 Towne Centre Drive
      San Diego, CA 92121-1968

      Merrill Lynch Pierce Fenner & Smith                  6,818.6400                  46.53
      For the Sole Benefit of
      Its Customers
      Attn Fund Administration
      4800 Deer Lake Drive E Fl 3
      Jacksonville, FL 32246-6484

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          6,582,119.6300               31.99
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      Gales & Co                                          6,733,851.9660               32.73
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

      Gales & Co                                          3,414,625.1690               16.60
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main Street
      Rochester, NY 14638-0001

                                 LARGE CAP FUND

                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Gales & Co                                          2,099,449.5880               12.75
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          4,695,973.5880               28.51
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          6,703,395.9290               40.70
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US CLEARING CORP                                     3,959.1440                11.64
      FBO 134-10437-17
      26 Broadway
      New York NY  10004-1703

      Larry G Stegall                                      2,254.6520                 6.63
      1006 Southwest Dr
      Davidson NC  28036-9496

      Fun Y Chan                                           2,361.6450                 6.95
      Tommy Yuen JT WROS
      PO BOX 1911
      Arlington Hts IL  60006-1911

      American Enterprise Investment Svcs                  3,507.1940                10.31
      FBO 191549541
      PO BOX 9446
      Minneapolis MN  55440-9446


                               INTERNATIONAL FUND

                                 CLASS Z SHARES

              Shareholder (name and address)               Share Balance     Percent of Class Total (%)
              ------------------------------               -------------     --------------------------
      Gales & Co                                          10,385,215.3470              31.53
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                           4,305,959.8280              13.07
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          17,149,274.7380              52.07
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      NFSC FEBO # W81-084980                                  536.6730                  5.62
      NFS/FMTC IRA
      FBO J Timothy Stebbins
      1640 Black Fox Canyon Rd
      Henderson NV 89052-6938


      A G Edwards & Sons Inc FBO                            2,172.0240                 22.75
      Elizabeth Wolf Paules
      TTEE U/A DTD 9/24/97
      A/C 0800-064562
      1 N Jefferson Ave Saint
      Louis MO 63103-2287

      LPL Financial Services                                  526.3160                  5.51
      A/C 6612-0038
      9785 Towne Centre Dr
      San Diego CA  92121-1968

      Zong Li Chen                                          4,962.1670                 51.97
      27 St Andrew Court
      Old Westbury NY  11568

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Pershing LLC                                          2,179.5370                  6.28
      PO Box 2052
      Jersey City NJ  07303-2052

      American Enterprise Investment Svcs                   2,084.9830                  6.01
      FBO 573612971
      PO Box 9446
      Minneapolis MN  55440-9446

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp                                      3,338.5150                  8.57
      FBO 111-14513-14
      26 Broadway
      New York NY  10004-1703

      Attn Cliff McCoy                                      5,328.5970                 13.67
      Wachovia Securities LLC FBO
      Housing Auth of the County
      Of Kings Employer RETR PL
      4-1-81
      Hanford CA  93232

                                 SMALL CAP FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Charles Schwab & Co. Inc.                            2,288,723.3970              31.39

                                 CLASS T SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Charles Schwab & Co                                 1,610,904.2250               17.54
      Cust of Customers
      Attn: Mutual Funds
      101 Montgomery Street
      San Francisco, CA  94104-4122


                                 CLASS Z SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      Fleet Investment Services Mutual Funds Unit         13,342,355.2250              23.34
      159 E. Main Street
      Rochester, NY ###-##-####

      Fleet Investment Services Mutual Funds Unit         17,387,345.8080              30.42
      159 E. Main Street
      Rochester, NY ###-##-####

      Fleet Investment Services Mutual Funds Unit         13,075,882.2420              22.88
      159 E. Main Street
      Rochester, NY ###-##-####


                               SMALL COMPANY FUND

                                 CLASS A SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      U.S. Clearing Corp                                    5,625.8790                 12.14
      FBO 113-92691-10
      26 Broadway
      New York, NY  10004-1703

                                 CLASS B SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      NFSC FEBO Terry Whitney IRA                           1,969.7610                  5.95
      25 Sherwood Drive
      Brockport, NY 14420-1439

      NFSC FEBO Mark O. Nevarez & Janice Nevarez            1,664.4470                  5.03
      25 Sherwood Drive
      Brockport, NY 14420-1439

      NFSC FEBO Gunter P. Borrosch & Anna Mae               2,730.1010                  8.24
      Borrosch
      25 Sherwood Drive
      Brockport, NY 14420-1439

      Man Ping Jin                                          4,225.8010                 12.76
      14 Balmoral Cres.
      White Plains, NY 10607-2202


                                 CLASS C SHARES

              Shareholder (name and address)              Share Balance      Percent of Class Total (%)
              ------------------------------              -------------      --------------------------
      US Clearing Corp.                                     1,447.1780                 15.68
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                       705.2190                  7.64
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                     2,153.6250                 23.33
      26 Broadway
      New York, NY 10004-1703

      US Clearing Corp.                                       526.3160                  5.70
      26 Broadway
      New York, NY 10004-1703

      George Berger                                         1,212.6940                 13.14
      17 Wren Drive
      Hauppauge, NY 11788-1106

      LPL Financial Services                                  514.7560                  5.58
      9785 Towne Centre Drive
      San Diego, CA 92121-1968

                                 CLASS Z SHARES

              Shareholder (name and address)            Share Balance       Percent of Class Total (%)
              ------------------------------            -------------       --------------------------
      Gales & Co                                       5,570,952.1890                29.24
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      Gales & Co                                       2,236,873.0300                11.74
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001


      Gales & Co                                       1,517,161.4050                 7.96
      Fleet Investment Services
      Mutual Fund Unit-NY/RO/TO4A
      159 East Main Street
      Rochester, NY 14638-0001

      AMVESCAP National Trust Company AGE              7,926,599.3190                41.61
      For Fleet National Bank FBO
      FleetBoston Financial Savings Plus
      PO Box 105779
      Atlanta, GA  30348-5779


                                  DIVIDEND FUND

                                 CLASS A SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      NFSC FEBO # APJ-183695                                15,240.6150                 9.15
      Steven J Baum
      220 Northpointe Pkwy Ste G
      Amherst NY  14228-1894

      Pershing LLC                                          20,734.2700                12.45
      P.O. Box 2052
      Jersey City NJ  07303-2052

      Fiserv Securities Inc                                 10,105.8670                 6.07
      FAO 13870712
      Attn: Mutual Funds
      One Commerce Square
      2005 Market Street Suite 1200
      Philadelphia PA  19103-7084

      LPL Financial Services                                 9,011.2990                 5.41
      A/C 7488-8811
      9785 Towne Centre Dr
      San Diego CA  92121-1968


                                 CLASS B SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      American Enterprise Investment Svcs                    14,366.9210                5.96
      FBO 199476701
      PO Box 9446
      Minneapolis MN  55440-9446


      American Enterprise Investment Svcs                    13,808.1420                5.73
      FBO 169023141
      PO Box 9446
      Minneapolis MN  55440-9446


                                 CLASS C SHARES

               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      NFSC FEBO #N23-580864                                   5,409.0010                9.96
      Larry D. Schroeder
      2064 Hopp Rd N
      Odessa, WA 99159-9806

      UBS Financial Services Inc. FBO                          5,036.000                9.27
      UBS-FINSVC CUST FBO Cheryl Elston Bell
      PO Box 3321
      Weehawken, NJ 07086-8154

      US Clearing Corp                                        6,426.7080               11.83
      FBO 976-14432-18
      26 Broadway
      New York, NY 10004-1703

      Raymond James & Assoc. Inc.                             4,935.8340                9.09
      FBO Slippey G
      BIN# 80636422
      880 Carillon Pkwy
      St Petersburg, FL 33716-1100

      UBS Financial Services Inc. FBO                          5,036.000                9.27
      Elizabeth E Newhouse TTEE
      U/W Barbara H Ellis
      Elizabeth E Newhouse Trust
      5339 Auburn Rdg
      San Antonio TX 78249-3389

      LPL Financial Services                                  3,182.7500                5.86
      A/C 4017-7906
      9785 Towne Centre Dr
      San Diego CA 92121-1968

                                 CLASS Z SHARES


               Shareholder (name and address)              Share Balance     Percent of Class Total (%)
               ------------------------------              -------------     --------------------------
      USB FBO PF# 89                                      3,082,308.4440               7.04
      Willamette University
      97303871
      PO Box 1787
      Milwaukee WI  53201-1787


      USB FBO PF#335                                      5,807,985.4110              13.26
      Tri-Met Pension Trust
      97310313
      PO Box 1787
      Milwaukee WI  53201-1787

      Board of TTEES Of the Intermountain                 2,680,252.5030               6.12
      Retail Store PF# 0186
      FBO Intermountain Retail Store Emp
      Pension Plan Attn: Richard Hepner
      201 Queen Anne Ave N Ste 100
      Seattle WA  98109-4824

      Meyer Memorial Trust PF#674                         3,808,958.4220               8.69
      C/O Wayne Pierson
      425 NW 10TH Ave Ste 400
      Portland OR  97209-3128

      Gales & Co                                          4,272,950.8570              55.71
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001


      Gales & Co                                          1,697,257.3040              22.13
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

      USB FBO                                             3,388,718.9030               7.73
      Oregon Retail Employees
      Pension Trust
      P.O. Box 1787
      Milwaukee WI 53201-1787


      Gales & Co                                            910,479.2900              11.87
      Fleet Investment Services
      Mutual Funds Unit-NY/RO/TO4A
      159 E Main St
      Rochester NY  14638-0001

SALES CHARGES (DOLLARS IN THOUSANDS)
PFPC Distributors served as distributor for the Predecessor Funds until July 22, 2002. PFPC Distributors, an indirect wholly owned subsidiary of PNC Financial Services Group, is a registered broker-dealer with principal offices located at 400 Bellevue Parkway, Wilmington, Delaware 19809. Prior to January 2, 2001, Provident Distributors, Inc. ("PDI") served as distributor for the Predecessor Funds. Prior to December 1, 1999, First Data Distributors, Inc. ("FD Distributors"), a wholly-owned subsidiary of PFPC, served as distributor for the Predecessor Funds. During the eleven months ended September 30, 2003 and the last three fiscal years, CFD, PFPC Distributors, PDI and/or FD Distributors received sales charges as follows:

                                CLASS A SHARES(a)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended            Years ended October 31,
                                                                            September 30,        -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
            Aggregate initial sales charges on Fund share sales                  $53            $0           $0          $2
            Initial sales charges retained by CFD                                  1             0            0           0
            Aggregate contingent deferred sales charges (CDSC)
              on Fund redemptions retained by CFD                                  0             0            0           0


                                CLASS B SHARES(c)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             $2            $2           $1          $1



                                CLASS C SHARES(d)


                                                                                           ASSET ALLOCATION FUND
                                                                                     Eleven months ended September 30,
                                                                                     ---------------------------------
                                                                                                  2003(b)
                                                                                                  -------
             Aggregate CDSC on Fund redemptions retained by CFD                                     $0



                                CLASS G SHARES(e)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                            $239          $333         $399        $369


                                CLASS T SHARES(f)

                                                                                           ASSET ALLOCATION FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Fund share sales                  $2           $123         $440        $539
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             24              0            0           0

(a) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.

(b) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.

(d)   Class C shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Fund share sales                    $143           $0        $0        $985
             Initial sales charges retained by CFD                                     2            0         0           0
             Aggregate contingent deferred sales charges (CDSC) on Fund
             redemptions retained by CFD                                               0            0         0           0


                                CLASS B SHARES(c)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD,
             PFPC Distributors, PDI and/or FD Distributors                      $ (a)          $ (a)        $ (a)      $ 5


(a)      Rounds to less than one.

                                CLASS C SHARES(d)

                                                                                                GROWTH FUND
                                                                                     Eleven months ended September 30,
                                                                                     ---------------------------------
                                                                                                  2003(b)
                                                                                                  -------
             Aggregate CDSC on Fund redemptions retained by CFD                                     $0

                                CLASS G SHARES(e)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate CDSC on Fund redemptions retained by CFD,
             PFPC Distributors, PDI and/or FD Distributors                          166         $205          $344       $274



                                CLASS T SHARES(f)

                                                                                            GROWTH FUND

                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
             Aggregate initial sales charges on Predecessor Fund share            $5           $302         $584       1,023
             sales
             Aggregate CDSC on Fund redemptions retained by CFD, PFPC
             Distributors, PDI and/or FD Distributors                             23              0            0           0

(a) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.

(b) The Growth Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.

(d)   Class C shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(b)

                                                                                                  VALUE FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(a)
                                                                                                    -------
Aggregate initial sales charges on Fund share sales                                                  $39
Initial sales charges retained by CFD                                                                (b)
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
 retained by CFD                                                                                      0



(a) Class A Shares were not offered by the Value Fund during the last three fiscal years.

(b)   Rounds to less than one.


                                CLASS B SHARES(c)

                                                                                                 VALUE FUND
                                                                                   Eleven months ended September 30, 2003(a)
                                                                                   -----------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
  Distributors, PDI and/or FD Distributors                                                           $0

(a) Class B Shares were not offered by the Value Fund during the last three fiscal years.



                                CLASS C SHARES(d)

                                                                                                 VALUE FUND
                                                                                   Eleven months ended September 30, 2003(a)
                                                                                   -----------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD                                                   $0


                                CLASS G SHARES(e)

                                                                                            VALUE FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                  $31,158      $37,493      $64,007     $117,397


                                CLASS T SHARES(f)

                                                                                            VALUE FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate initial sales charges on Fund share sales                             $1,343           $78        $131        $109
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors, PDI
and/or FD Distributors                                                               0             0           0           0

                                 CLASS A SHARES

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                               2003(b)         2002         2001       2000
                                                                               -------      ----------   ----------  -------
Initial sales charges retained by CFD                                            $3,735           $7         $463        $0
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
  retained by CFD                                                                     0            0            0         0




                                 CLASS B SHARES

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                                2003         2002         2001       2000
                                                                              -------      ---------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by CFD                    $901        $794        $80        $280



                                CLASS C SHARES(b)

                                                                                               LARGE CAP FUND
                                                                                    Eleven months ended September 30, 2003
                                                                                    --------------------------------------
Aggregate CDSC on Fund redemptions retained by CFD                                                   $0


                                CLASS G SHARES(c)

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended             Years ended October 31,
                                                                            September 30,         -----------------------
                                                                                 2003          2002         2001       2000
                                                                               -------      ----------   ----------  -------
Aggregate CDSC on Predecessor Fund redemptions received by                     $91,350        $162,795    $132,046   $222,339

                                CLASS T SHARES(d)

                                                                                            LARGE CAP FUND
                                                                            Eleven months
                                                                                ended               Years ended October 31,
                                                                            September 30,           -----------------------
                                                                                 2003            2002         2001        2000
                                                                               -------        ----------   ----------    -------
Aggregate initial sales charges on Fund share sales                               $1,654        $122,240    $184,258    $154,459
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
  PDI and/or FD Distributors                                                           0               0           0           0


(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b) On December 9, 2002, the Fund's, Prime A shares were redesignated Class A shares.

(c) On December 9, 2002, the Fund's, Prime B shares were redesignated Class B shares.

(d)   Class C Shares were initially offered on December 9, 2002.

(e) On December 9, 2002, the Fund's, Retail B shares were redesignated Class G shares.

(f) On December 9, 2002, the Fund's, Retail A shares were redesignated Class T shares.

                                 CLASS A SHARES

                                                                                        INTERNATIONAL FUND
                                                                     Eleven months ended            Years ended October 31,
                                                                        September 30,               -----------------------
                                                                             2003                 2002        2001        2000
                                                                             ----                 ----        ----        ----
Aggregate initial sales charges on Fund share sales                          $497                  $0          $0         $138

                                 CLASS B SHARES

                                                                                        INTERNATIONAL FUND
                                                                     Eleven months ended            Years ended October 31,
                                                                        September 30,               -----------------------
                                                                             2003                 2002        2001        2000
                                                                             ----                 ----        ----        ----
Aggregate CDSC on Fund redemptions received by CFD,                          $276                $2,630       $84        $3,176

                                 CLASS C SHARES


                                                                                        INTERNATIONAL FUND
                                                                                Eleven months ended September 30,
                                                                                ---------------------------------
                                                                                               2003
                                                                                               ----
Aggregate CDSC on Fund redemptions retained by CFD                                              $0

                                 CLASS G SHARES

                                                                                       INTERNATIONAL FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                           2003 (a)                 2002        2001        2000
                                                                           --------                 ----        ----        ----
Aggregate CDSC on Fund redemptions received by CFD,                        $13,354                $122,240    $184,258    $154,459

                                 CLASS T SHARES

                                                                                      INTERNATIONAL FUND
                                                                     Eleven months ended       Years ended October 31,
                                                                        September 30,          -----------------------
                                                                           2003 (a)         2002        2001        2000
                                                                           --------         ----        ----        ----
Aggregate initial sales charges on Fund share sales                        $   251        $72,794     $227,881    $163,039
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
  Distributors, PDI and/or FD Distributors                                 $ 7,820        $19,699     $ 32,216    $ 15,689

(a) The Asset Allocation Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b) On November 18, 2002, the Fund's, Prime A shares were redesignated Class A shares.

(c) On November 18, 2002, the Fund's, Prime B shares were redesignated Class B shares.

(d)   Class C Shares were initially offered on November 18, 2002.

(e) On November 18, 2002, the Fund's Retail B shares were redesignated Class G shares.

(f) On November 18, 2002, the Fund's, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                       SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                            2003(b)                 2002        2001        2000
                                                                            -------                 ----        ----        ----
Aggregate initial sales charges on Fund share sales                          $563                    $5          (c)        (c)
Initial sales charges retained by CFD                                          58                     0           0          0
Aggregate contingent deferred sales charges (CDSC) on Fund
redemptions retained by CFD                                                     7                     0           0          0

                                CLASS B SHARES(d)

                                                                                              SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                            2003(b)                 2002        2001        2000
                                                                            -------                 ----        ----        ----
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                  $5                    (c)         $2          $1

                                CLASS C SHARES(e)

                                                                                                      SMALL CAP FUND
                                                                                            Eleven months ended September 30,
                                                                                            ---------------------------------
                                                                                                         2003(b)
                                                                                                         -------
Aggregate CDSC on Fund redemptions retained by CFD                                                         (c)

                                CLASS G SHARES(f)

                                                                                              SMALL CAP FUND
                                                                    Eleven months ended               Years ended October 31,
                                                                        September 30,                 -----------------------
                                                                           2003(b)              2002            2001          2000
                                                                           -------            --------        --------       -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                $27                 $17             $10           $95

                                CLASS T SHARES(g)

                                                                                              SMALL CAP FUND
                                                                     Eleven months ended               Years ended October 31,
                                                                        September 30,                  -----------------------
                                                                           2003(b)                2002            2001        2000
                                                                           -------            -----------     -----------    -------
Aggregate initial sales charges on Predecessor Fund share sales                $10                 $423            $127          $62
Aggregate CDSC on Fund redemptions retained by CFD, PFPC
Distributors, PDI and/or FD Distributors                                        2                    0               0            0

(a) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.

(b) The Small Cap Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c)   Rounds to less than one.

(d) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.

(e)   Class C Shares were initially offered on November 18, 2002.

(f) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.

(g) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(a)

                                                                                           SMALL COMPANY FUND
                                                                                    Eleven months ended September 30,
                                                                                    ---------------------------------
                                                                                                 2003(b)
                                                                                                 -------
Aggregate initial sales charges on Fund share sales                                              $23,726
Initial sales charges retained by CFD                                                              (c)
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions
retained by CFD                                                                                     0

                                CLASS B SHARES(d)


                                                                                               SMALL COMPANY FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(b)
                                                                                                    -------
Aggregate CDSC on Fund redemptions retained by CFD                                                    (c)

Class B Shares were not offered by the Small Company Fund during the last three fiscal years.

                                CLASS C SHARES(e)

                                                                                               SMALL COMPANY FUND
                                                                                       Eleven months ended September 30,
                                                                                       ---------------------------------
                                                                                                    2003(b)
                                                                                                    -------
Aggregate CDSC on Fund redemptions retained by CFD                                                     $0

                                CLASS G SHARES(f)

                                                                                             SMALL COMPANY FUND
                                                                            Eleven months
                                                                                ended           Fiscal period ended October 31,
                                                                            September 30,       -------------------------------
                                                                               2003(b)         2002           2001        2000
                                                                               -------      ----------     ----------    -------
Aggregate CDSC on Predecessor Fund redemptions received by
PFPC Distributors, PDI and/or FD Distributors                                     $13           $21            $34         $53

                                CLASS T SHARES(g)

                                                                                               SMALL COMPANY FUND
                                                                            Eleven months
                                                                                ended           Fiscal period ended October 31,
                                                                            September 30,       -------------------------------
                                                                               2003(a)         2002           2001         2000
                                                                               -------      ---------      ---------     --------
Aggregate initial sales charges on Fund share sales                              $(c)          $47            $75           $106
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
PDI and/or FD Distributors                                                         6             0              0              0

(a) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime A Shares were redesignated Class A Shares.

(b) The Small Company Fund changed its fiscal year end from October 31 to September 30 in 2003.

(c)   Rounds to less than one.

(d) On November 18, 2002, the Galaxy Small Company Equity Fund, Prime B shares were redesignated Class B shares.

(e)   Class C Shares were initially offered on November 18, 2002.

(f) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.

(g) On November 18, 2002, the Galaxy Small Company Equity Fund l Retail A shares were redesignated Class T shares.

                                CLASS A SHARES(b)


                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                     2003(a)
                                                                                                     -------
Aggregate initial sales charges on Fund share sales
Initial sales charges retained by CFD                                                                  $1
Aggregate contingent deferred sales charges (CDSC) on Fund redemptions                                 $0
  retained by CFD

                                CLASS B SHARES(b)

                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                     2003(a)
                                                                                                     -------
Aggregate CDSC on Fund redemptions retained by CFD                                                    $101

                                CLASS C SHARES(b)

                                                                                                  DIVIDEND FUND
                                                                                        Eleven months ended September 30,
                                                                                        ---------------------------------
                                                                                                      2003
                                                                                                      ----
Aggregate CDSC on Fund redemptions retained by CFD                                                   $1,563

                               CLASS G SHARES(c)

                                                                                               DIVIDEND FUND
                                                                            Eleven Months
                                                                                ended
                                                                             September 30         Years ended October 31,
                                                                                                  -----------------------
                                                                               2003(a)         2002         2001        2002
                                                                               -------         ----         ----        ----
Aggregate CDSC on Fund redemptions received by PFPC Distributors, PDI          $ 30,195       $45,798      $5,728      $7,119
and/or FD Distributors

                                CLASS T SHARES(d)

                                                                                               DIVIDEND FUND
                                                                            Eleven Months
                                                                                ended
                                                                             September 30         Years ended October 31,
                                                                                                  -----------------------
                                                                               2003(a)         2002         2001        2002
                                                                               -------         ----         ----        ----
Aggregate initial sales charges on Predecessor Fund share sales                 $1,167        $59,920     $26,558     $10,187
Aggregate CDSC on Fund redemptions retained by CFD, PFPC Distributors,
  PDI and/or FD Distributors                                                      0              0           0           0

(a) The Fund changed its fiscal year end from October 31 to September 30 in 2003.

(b)   Classes A, B and C shares were initially offered on November 25, 2002.

(c) On November 25, 2002, the Fund's Retail B shares were redesignated class G shares.

(d) On November 25, 2002, the Fund's Retail A shares were redesignated Class T shares.

12B-1 PLAN, SHAREHOLDER SERVICING PLAN, CDSCS AND CONVERSION OF SHARES All of the Funds offer Class A, Class B, Class C, Class G, Class T and Class Z shares. The Funds may in the future offer other classes of shares. The Trustees have approved a 12b-1 Plan (Plan) pursuant to Rule 12b-1 under the Act. Under the Plan, the Funds pay CFD monthly a service fee at an annual rate of 0.25% of each Fund's average daily net assets attributed to Class A, B and C shares. The Funds also pay CFD monthly a distribution fee at an annual rate of 0.10% of each Fund's average daily net assets attributed to Class A shares and 0.75% of each Fund's average daily net assets attributed to Class B and Class C shares. For the current fiscal year, CFD intends to limit aggregate 12b-1 fees for Class A shares to 0.25%. The Funds also may pay CFD distribution and service fees up to a maximum of 1.15% of such Fund's average daily net assets attributable to Class G shares (comprised of up to 0.65% for distribution services,). For the current fiscal year, the Fund's payments under the Plan for each of shareholder liaison services and administrative support services will be limited to 0.95% (on an annualized basis) of the average daily net asset value of Class G shares owned of record or beneficially by customers of institutions. Such limitations may be revoked at any time. CFD may use the entire amount of such fees to defray the cost of commissions and service fees paid to financial service firms (FSFs) and for certain other purposes. Since the distribution and service fees are payable regardless of the amount of CFD's expenses, CFD may realize a profit from the fees.

The Plan authorizes any other payments by the Funds to CFD and its affiliates (including the Advisor) to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares. The Trustees believe the Plan could be a significant factor in the growth and retention of the Funds' assets resulting in more advantageous expense ratios and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (Independent Trustees), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Trustees who are not interested persons of the Trust is effected by such disinterested Trustees.

Class T shares of the Funds are subject to a shareholder servicing fee pursuant to a Shareholder Servicing Plan. Under the Shareholder Servicing Plan, a Fund may enter into agreements with institutions pursuant to which an institution agrees to provide certain administrative and support services to its customers who are the beneficial owners of Class T shares. Services provided by such institutions to their customers include aggregating and processing purchase and redemption requests and placing net purchase and redemption orders. In return for providing these services, the Fund agrees to pay each institution a fee at an annual rate of up to 0.50%, up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services of the average daily net assets attributable to Class T shares owned beneficially by the institution's customers. Current service arrangements are limited to payments of 0.30% for the Funds.

Under the Shareholder Servicing Plan, the Trustees must review, at least quarterly, a written report of the amounts paid under the servicing agreements and the purposes for which those expenditures were made. The initial term of the Shareholder Servicing Plan is one year and it will continue in effect from year to year after its initial one-year term provided that its continuance is specifically approved at least annually by a majority of the Trustees, including a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of the Shareholder Servicing Plan or in any agreement related to it. Any material amendment to the Shareholder Servicing Plan must be approved in the same manner. The Shareholder Servicing Plan is terminable at any time with respect to any Fund by a vote of a majority of the Independent Trustees. While the Shareholder Servicing Plan is in effect, only the Independent Trustees may select and nominate any future Independent Trustees.

Class A shares are offered at net asset value plus varying sales charges which may include a CDSC. Class B shares are offered at net asset value and are subject to a CDSC if redeemed within a certain number of years after purchase depending on the program you purchased your shares under. Class C shares are offered at net asset value and are subject to a 1.00% CDSC on redemptions within one year after purchase. Class G shares are offered at net asset value and are subject to a CDSC if redeemed within a certain number of years after purchase depending on when you purchased your shares that were exchanged for Class G shares. Class T shares are offered at net asset value plus varying sales charges which may include a CDSC. Class Z shares are offered at net asset value and are not subject to a CDSC. The CDSCs are described in the Prospectuses.

No CDSC will be imposed on shares derived from reinvestment of distributions or amounts representing capital appreciation. In determining the applicability and rate of any CDSC, it will be assumed that a redemption is made first of shares representing capital appreciation, next of shares representing reinvestment of distributions and finally of other shares held by the shareholder for the longest period of time.

A certain number of years, depending on the program you purchased your shares under, after the end of the month in which a Class B share is purchased, such share and a pro rata portion of any shares issued on the reinvestment of distributions will be automatically converted into Class A shares having an equal value, which are not subject to the distribution fee.

A certain number of years, depending on when you purchased your shares that were exchanged for Class G shares, after the end of the month in which you purchased your shares that were exchanged for Class G shares, such Class G shares and a pro rata portion of any shares issued on the reinvestment of distributions will be automatically converted into Class T shares having an equal value, which are not subject to the distribution fee. See Part 2 of this Statement of Additional Information for the CDSCs and conversion schedules applicable to Class G shares received in exchange for Retail B shares purchased or acquired prior to January 1, 2001.

SALES-RELATED EXPENSES (dollars in thousands) of CFD relating to the Funds for the fiscal year ended September 30, 2003, were (a):

(a) The Funds changed their fiscal year end from October 31 to September 30 in 2003.

                                                                      ASSET ALLOCATION FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                       $1            $62           $1            $183          $389
Cost of sales material relating to the Fund
   (including printing and mailing expenses)       (f)             2           (f)              5             2
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                     1              5           (f)             15             7


(a) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Asset Allocation Fund, Prime B shares were redesignated Class B shares.

(c)   Class C shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Asset Allocation Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                           GROWTH FUND
                                                  Class A       Class B      Class C       Class G       Class T
                                                 Shares(a)     Shares(b)    Shares(c)     Shares(d)     Shares(e)
                                                 ---------     ---------    ---------     ---------     ---------
Fees to FSFs                                        $9            $19           $2          $216          $465
Cost of sales material relating to the Fund
   (including printing and mailing expenses)         2              1           (f)           11            26
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                      8              2            1            34            81

(a) On November 18, 2002, the Galaxy Equity Growth Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Equity Growth Fund, Prime B shares were redesignated Class B shares.

(c)   Class C shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Equity Growth Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Equity Growth Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                            VALUE FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                        $1            $6            (f)           $44          $251
Cost of sales material relating to the Fund
   (including printing and mailing expenses)        (f)           (f)           (f)             2             2
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                      1             1            (f)             5             7

(a)   Class A shares were initially offered on November 25, 2002.

(b)   Class B shares were initially offered on November 25, 2002.

(c)   Class C shares were initially offered on November 25, 2002.

(d) On November 25, 2002, the Galaxy Value Fund, Retail B shares were redesignated Class G shares.

(e) On November 25, 2002, the Galaxy Value Fund, Retail A shares were redesignated Class T shares.

(f)   Rounds to less than one.

                                                                          LARGE CAP FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                       $15           $38            $4           $91           $232
Cost of sales material relating to the Fund
(including printing and mailing expenses)            2             1            (a)            3              3
Allocated travel, entertainment and other
promotional expenses (including advertising)         5             3            (a)           11             10

(a)   Rounds to less than one.

                                                                        INTERNATIONAL FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                        $1            $6            (a)           $13           $100
Cost of sales material relating to the Fund
(including printing and mailing expenses)           (a)           (a)           (a)             1             82
Allocated travel, entertainment and other
promotional expenses (including advertising)         1             1            (a)             4            254

(a)   Rounds to less than one.

                                                                          SMALL CAP FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(b)     Shares(c)     Shares(d)     Shares(e)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                         $126         $379         $105            $35          $168
Cost of sales material relating to the Fund
   (including printing and mailing expenses)           67           11           15              1            42
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                       209           33           47              4           132

(a) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime A shares were redesignated Class A shares.

(b) On November 18, 2002, the Galaxy Small Cap Value Fund, Prime B shares were redesignated Class B shares.

(c)   Class C Shares were initially offered on November 18, 2002.

(d) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail B shares were redesignated Class G shares.

(e) On November 18, 2002, the Galaxy Small Cap Value Fund, Retail A shares were redesignated Class T shares.

                                                                        SMALL COMPANY FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                Shares(a)     Shares(a)     Shares(a)     Shares(b)     Shares(c)
                                                ---------     ---------     ---------     ---------     ---------
Fees to FSFs                                          $(d)          $3            $(d)          $26         $106
Cost of sales material relating to the Fund
   (including printing and mailing expenses)           (d)          (d)            (d)            1           26
Allocated travel, entertainment and other
   promotional expenses (including
   advertising)                                         1           (d)            (d)            4           81

(a)   Classes A, B and C were initially offered on November 18, 2002.

(b) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail B shares were redesignated Class G shares.

(c) On November 18, 2002, the Galaxy Small Company Equity Fund, Retail A shares were redesignated Class T shares.

(d)   Rounds to less than one.

                                                                          DIVIDEND FUND
                                                 Class A       Class B       Class C       Class G       Class T
                                                  Shares        Shares        Shares        Shares        Shares
                                                  ------        ------        ------        ------        ------
Fees to FSFs                                       $(a)          $11            $1           $27           $175
Cost of sales material relating to the Fund
(including printing and mailing expenses)           (a)           (a)           (a)            1              1
Allocated travel, entertainment and other
promotional expenses (including advertising)        (a)            1            (a)            3              4

(a)   Rounds to less than one.

CUSTODIAN OF THE FUNDS

State Street Bank & Trust Company, located at 2 Avenue De Lafayette, Boston, MA 02111-2900, is the Funds' custodian. The custodian is responsible for safeguarding the Funds' cash and securities, receiving and delivering securities and collecting the Funds' interest and dividends.

INDEPENDENT AUDITORS OF THE FUNDS

Ernst & Young LLP, located at 200 Clarendon Street, Boston, MA 02116, are the independent auditors for the Funds and were the independent auditors for the Predecessor Galaxy Funds for the eleven months ended September 30, 2003 and the fiscal years ended on or after October 31, 1999. The financial statements incorporated by reference in this SAI have been so incorporated, and the financial highlights included in the Prospectuses have been so included, in reliance upon the report of Ernst & Young LLP, for the eleven months in the period ended September 30, 2003 and for the years ended October 31, 2002, 2001, 2000 and 1999, and on the report of the Galaxy Funds' former auditors for the year ended October 31, 1998, given on the authority of said firms as experts in auditing and accounting.

                       STATEMENT OF ADDITIONAL INFORMATION


                                     PART 2

The following information applies generally to most funds advised by the Advisor. "Funds" include the series of Columbia Funds Trust I (formerly named Liberty Funds Trust I), Columbia Funds Trust II (formerly named Liberty Funds Trust II), Columbia Funds Trust III (formerly named Liberty Funds Trust III), Columbia Funds Trust IV (formerly named Liberty Funds Trust IV), Columbia Funds Trust V (formerly named Liberty Funds Trust V), Columbia Funds Trust VI (formerly named Liberty Funds Trust VI), Columbia Funds Trust VII (formerly named Liberty Funds Trust VII), Columbia Funds Trust VIII (formerly named Liberty-Stein Roe Funds Income Trust), Columbia Funds Trust IX (formerly named Liberty-Stein Roe Funds Municipal Trust) and Columbia Funds Trust XI (formerly named Liberty-Stein Roe Funds Investment Trust) (each a Trust and together, the Trusts). In certain cases, the discussion applies to some, but not all, of the Funds, and you should refer to your Fund's Prospectus and to Part 1 of this Statement of Additional Information (SAI) to determine whether the matter is applicable to your Fund. You will also be referred to Part 1 for certain data applicable to your Fund.

MISCELLANEOUS INVESTMENT PRACTICES

PART 1 OF THIS SAI LISTS ON PAGE B WHICH OF THE FOLLOWING INVESTMENT PRACTICES ARE AVAILABLE TO YOUR FUND. IF AN INVESTMENT PRACTICE IS NOT LISTED IN PART 1 OF THIS SAI, IT IS NOT APPLICABLE TO YOUR FUND.

SHORT-TERM TRADING
In seeking the Fund's investment goal, the Advisor will buy or sell portfolio securities whenever it believes it is appropriate. The Advisor's decision will not generally be influenced by how long the Fund may have owned the security. From time to time, the Fund will buy securities intending to seek short-term trading profits. A change in the securities held by the Fund is known as "portfolio turnover" and generally involves some expense to the Fund. These expenses may include brokerage commissions or dealer mark-ups and other transaction costs on both the sale of securities and the reinvestment of the proceeds in other securities. If sales of portfolio securities cause the Fund to realize net short-term capital gains, such gains will be taxable as ordinary income. As a result of the Fund's investment policies, under certain market conditions the Fund's portfolio turnover rate may be higher than that of other mutual funds. The Fund's portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales of portfolio securities to the monthly average of the value of portfolio securities, excluding securities whose maturities at acquisition were one year or less. The Fund's portfolio turnover rate is not a limiting factor when the Advisor considers a change in the Fund's portfolio.

SHORT SALES

A Fund's short sales are subject to special risks. A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. In order to deliver the security to the buyer, the Fund borrows the security from a third party. The Fund is then obligated to return the security to the third party, so the Fund must purchase the security at the market price at a later point in time. If the price of the security has increased during this time, then the Fund will incur a loss equal to the increase in price of the security from the time that the short sale was entered into plus any premiums and interest paid to the third party. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the security. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

LOWER-RATED DEBT SECURITIES
Lower-rated debt securities are those rated lower than Baa by Moody's or BBB by S&P, or comparable unrated debt securities. Relative to debt securities of higher quality,

1. an economic downturn or increased interest rates may have a more significant effect on the yield, price and potential for default for lower-rated debt securities;

2. the secondary market for lower-rated debt securities may at times become less liquid or respond to adverse publicity or investor perceptions, increasing the difficulty in valuing or disposing of the bonds;

3. the Advisor's credit analysis of lower-rated debt securities may have a greater impact on the Fund's achievement of its investment goal; and

4. lower-rated debt securities may be less sensitive to interest rate changes, but are more sensitive to adverse economic developments.

In addition, certain lower-rated debt securities may not pay interest in cash on a current basis.

SMALL COMPANIES
Smaller, less well established companies may offer greater opportunities for capital appreciation than larger, better established companies, but may also involve certain special risks related to limited product lines, markets, or financial resources and dependence on a small management group. Their securities may trade less frequently, in smaller volumes, and fluctuate more sharply in value than securities of larger companies.

COMMON STOCK, PREFERRED STOCK AND WARRANTS
         Common stocks are generally more volatile than other securities. Preferred stocks share some of the characteristics of both debt and equity investments and are generally preferred over common stocks with respect to dividends and in liquidation. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specified amount of the corporation's capital stock at a set price for a specified period of time.


FOREIGN SECURITIES
The Fund may invest in securities traded in markets outside the United States. Foreign investments can be affected favorably or unfavorably by changes in currency rates and in exchange control regulations. There may be less publicly available information about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards comparable to those applicable to U.S. companies. Securities of some foreign companies are less liquid or more volatile than securities of U.S. companies, and foreign brokerage commissions and custodian fees may be higher than in the United States. Investments in foreign securities can involve other risks different from those affecting U.S. investments, including local political or economic developments, expropriation or nationalization of assets and imposition of withholding taxes on dividend or interest payments. Foreign securities, like other assets of the Fund, will be held by the Fund's custodian or by a subcustodian or depository. See also "Foreign Currency Transactions" below.

The Fund may invest in certain Passive Foreign Investment Companies (PFICs) which may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain (PFIC tax) related to the investment. This "excess distribution" will be allocated over the Fund's holding period for such investment. The PFIC tax is the highest ordinary income rate in effect for any period multiplied by the portion of the "excess distribution" allocated to such period, and it could be increased by an interest charge on the deemed tax deferral.

The Fund may possibly elect to include in its income its pro rata share of the ordinary earnings and net capital gain of PFICs. This election requires certain annual information from the PFICs which in many cases may be difficult to obtain. An alternative election would permit the Fund to recognize as income any appreciation (and to a limited extent, depreciation) on its holdings of PFICs as of the end of its fiscal year. See "Taxes" below.

OTHER INVESTMENT COMPANIES
The Fund may invest in other investment companies. Such investments will involve the payment of duplicative fees through the indirect payment of a portion of the expenses, including advisory fees, of such other investment companies.

ZERO COUPON SECURITIES (ZEROS)
The Fund may invest in zero coupon securities, which are securities issued at a significant discount from face value and do not pay interest at intervals during the life of the security. Zero coupon securities include securities issued in certificates representing undivided interests in the interest or principal of mortgage-backed securities (interest only/principal only), which tend to be more volatile than other types of securities. The Fund will accrue and distribute income from stripped securities and certificates on a current basis and may have to sell securities to generate cash for distributions.

STEP COUPON BONDS (STEPS)
The Fund may invest in debt securities which pay interest at a series of different rates (including 0%) in accordance with a stated schedule for a series of periods. In addition to the risks associated with the credit rating of the issuers, these securities may be subject to more volatility risk than fixed rate debt securities.

TENDER OPTION BONDS
A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the municipal security's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. The Advisor will consider on an ongoing basis the creditworthiness of the issuer of the underlying municipal securities, of any custodian, and of the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying municipal securities and for other reasons.

PAY-IN-KIND (PIK) SECURITIES
The Fund may invest in securities which pay interest either in cash or additional securities. These securities are generally high yield securities and, in addition to the other risks associated with investing in high yield securities, are subject to the risks that the interest payments which consist of additional securities are also subject to the risks of high yield securities.

MONEY MARKET INSTRUMENTS
GOVERNMENT OBLIGATIONS are issued by the U.S. or foreign governments, their subdivisions, agencies and instrumentalities. SUPRANATIONAL OBLIGATIONS are issued by supranational entities and are generally designed to promote economic improvements. CERTIFICATES OF DEPOSIT are issued against deposits in a commercial bank with a defined return and maturity. BANKER'S ACCEPTANCES are used to finance the import, export or storage of goods and are "accepted" when guaranteed at maturity by a bank. COMMERCIAL PAPER is a promissory note issued by a business to finance short-term needs (including promissory notes with floating or variable interest rates, or including a frequent interval put feature). SHORT-TERM CORPORATE OBLIGATIONS are bonds and notes (with one year or less to maturity at the time of purchase) issued by businesses to finance long-term needs. PARTICIPATION INTERESTS include the underlying securities and any related guaranty, letter of credit, or collateralization arrangement which the Fund would be allowed to invest in directly.


         CERTIFICATES OF DEPOSIT are short-term negotiable instruments issued against deposits in a commercial bank with a defined return and maturity. TIME DEPOSITS are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates.



         GOVERNMENT OBLIGATIONS are issued by the U.S. or foreign governments, their subdivisions, agencies and instrumentalities. Examples of the types of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities (hereinafter, "U.S. Government obligations") that may be held by the Funds include, without limitation, direct obligations of the U.S. Treasury, and securities issued or guaranteed by the Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, Federal National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Resolution Trust Corporation and Maritime Administration.



         U.S. Treasury securities differ only in their interest rates, maturities and time of issuance: Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of more than ten years. Obligations of certain agencies and instrumentalities of the U.S. Government, such as those of the Government National Mortgage Association, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Home Loan Mortgage Corporation, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law. Some of these instruments may be variable or floating rate instruments.



         Securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities have historically involved relatively little risk of loss of principal. However, due to fluctuations in interest rates, the market value of such securities may vary during the period a shareholder owns shares of the Fund.



         Bank obligations include bankers' acceptances, negotiable certificates of deposit, and non-negotiable time deposits issued for a definite period of time and earning a specified return by a U.S. bank which is a member of the Federal Reserve System or is insured by the Federal Deposit Insurance Corporation ("FDIC"), or by a savings and loan association or savings bank which is insured by the FDIC. Bank obligations also include U.S. dollar-denominated obligations of foreign branches of U.S. banks or of U.S. branches of foreign banks, all of the same type as domestic bank obligations. Time deposits with a maturity longer than seven days or that do not provide for payment within seven days after notice will be subject to any limitations on illiquid securities described in Part I of this SAI. For purposes of each Fund's investment policies with respect to bank obligations, the assets of a bank or savings institution will be deemed to include the assets of its U.S. and foreign branches.



         Domestic and foreign banks are subject to extensive but different government regulation which may limit the amount and types of their loans and the interest rates that may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of Funds to finance lending operations and the quality of underlying bank assets.



         Investments in obligations of foreign branches of U.S. banks and of U.S. branches of foreign banks may subject a Fund to additional risks, including future political and economic developments, the possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, foreign branches of U.S. banks and U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of U.S. banks.



         SEPARATELY TRADED INTEREST AND PRINCIPAL SECURITIES ("STRIPS") are component parts of U.S. Treasury Securities traded through the Federal Reserve Book-Entry System. While there is no limitation on the percentage of a Fund's assets that may be invested in STRIPS, the Advisor will monitor the level of such holdings to avoid the risk of impairing shareholders' redemption rights. The interest-only component of STRIPS is extremely sensitive to the rate of principal payments on the underlying obligation. The market value of the principal-only component generally is usually volatile in response to changes in interest rates.



         In U.S. TREASURY ROLLS, a Fund sells outstanding U.S. Treasury securities and buys back on a delayed settlement basis the same U.S. Treasury securities. During the period prior to the delayed settlement date, the assets from the sale of the U.S. Treasury securities are invested in certain cash equivalent instruments. U.S. Treasury rolls entail the risk that the Fund could suffer an opportunity loss if the counterparty to the roll failed to perform its obligations on the settlement date, and if market conditions changed adversely. The Funds intend to enter into U.S. Treasury rolls only with U.S. Government securities dealers recognized by the Federal Reserve Bank or with member banks of the Federal Reserve System. The Funds will hold and maintain in a segregated account until the settlement date cash or other liquid assets in an amount equal to the forward purchase price. For financial reporting and tax purposes, the Funds propose to treat U.S. Treasury rolls as two separate transactions, one involving the purchase of a security and a separate transaction involving a sale.



         COMMERCIAL PAPER is an unsecured short-term promissory note issued by businesses to finance short-term needs (including those with floating or variable interest rates, or including a frequent interval put feature). Commercial paper may include variable and floating rate instruments which are unsecured instruments that permit the indebtedness thereunder to vary. Variable rate instruments provide for periodic adjustments in the interest rate. Floating rate instruments provide for automatic adjustment of the interest rate whenever some other specified interest rate changes. Some variable and floating rate obligations are direct lending arrangements between the purchaser and the issuer and there may be no active secondary market. However, in the case of variable and floating rate obligations with a demand feature, a Fund may demand payment of principal and accrued interest at a time specified in the instrument or may resell the instrument to a third party. In the event that an issuer of a variable or floating rate obligation were to default on its payment obligation, a Fund might be unable to dispose of the note because of the absence of a secondary market and could, for this or other reasons, suffer a loss to the extent of the default.

         Commercial paper may include securities issued by corporations without registration under the 1933 Act in reliance on the so-called "private placement" exemption in Section 4(2) ("Section 4(2) Paper"). Section 4(2) Paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) Paper is normally resold to other institutional investors through or with the assistance of investment dealers who make a market in Section 4(2) Paper, thus providing liquidity. For purposes of each Fund's limitation on purchases of illiquid instruments described below, Section 4(2) Paper will not be considered illiquid if the Advisor has determined, in accordance with guidelines approved by the Board of Trustees, that an adequate trading market exists for such securities.



STRIPPED OBLIGATIONS
         To the extent consistent with their investment objective, Funds may purchase U.S. Treasury receipts and other "stripped" securities that evidence ownership in either the future interest payments or the future principal payments on U.S. Government and other obligations. These participations, which may be issued by the U.S. Government or by private issuers, such as banks and other institutions, are issued at their "face value," and may include stripped mortgage-backed securities ("SMBS"), which are derivative multi-class mortgage securities. Stripped securities, particularly SMBS, may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors.



         SMBS are usually structured with two or more classes that receive different proportions of the interest and principal distributions from a pool of mortgage-backed obligations. A common type of SMBS will have one class receiving all of the interest, while the other class will receive all of the principal. However, in some instances, one class will receive some of the interest and most of the principal while the other class will receive most of the interest and the remainder of the principal. If the underlying obligations experience greater than anticipated prepayments of principal, the Fund may fail to fully recoup its initial investment in these securities. The market value of the class consisting entirely of principal payments generally is extremely volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest are generally higher than prevailing market yields on other mortgage-backed obligations because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped. SMBS which are not issued by the U.S. Government (or a U.S. Government agency or instrumentality) are considered illiquid by the Funds. Obligations issued by the U.S. Government may be considered liquid under guidelines established by Funds' Board of Trustees if they can be disposed of promptly in the ordinary course of business at a value reasonably close to that used in the calculation of net asset value per share.



MUNICIPAL SECURITIES
         Municipal Securities acquired by the Funds include debt obligations issued by governmental entities to obtain Funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses, and the extension of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance various privately operated facilities are "Municipal Securities" if the interest paid thereon is exempt from regular federal income tax and not treated as a specific tax preference item under the federal alternative minimum tax.



         The two principal classifications of Municipal Securities which may be held by the Funds are "general obligation" securities and "revenue" securities. General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as the user of the facility being financed.



         Each Fund's portfolio may also include "moral obligation" securities, which are normally issued by special purpose public authorities. If the issuer of moral obligation securities is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer. There is no limitation on the amount of moral obligation securities that may be held by the Funds.

         There are, of course, variations in the quality of Municipal Securities, both within a particular category and between categories, and the yields on Municipal Securities depend upon a variety of factors, including general market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation, and the rating of the issue. The ratings of a nationally recognized statistical rating organization ("NRSRO"), such as Moody's and S&P, represent such NRSRO's opinion as to the quality of Municipal Securities. It should be emphasized that these ratings are general and are not absolute standards of quality. Municipal Securities with the same maturity, interest rate and rating may have different yields. Municipal Securities of the same maturity and interest rate with different ratings may have the same yield.



         Municipal Securities may include rated and unrated variable and floating rate tax-exempt instruments, such as variable rate demand notes. Variable rate demand notes are long-term Municipal Securities that have variable or floating interest rates and provide a fund with the right to tender the security for repurchase at its stated principal amount plus accrued interest. Such securities typically bear interest at a rate that is intended to cause the securities to trade at par. The interest rate may float or be adjusted at regular intervals (ranging from daily to annually), and is normally based on an applicable interest index or another published interest rate or interest rate index. Most variable rate demand notes allow a Fund to demand the repurchase of the security on not more than seven days prior notice. Other notes only permit a Fund to tender the security at the time of each interest rate adjustment or at other fixed intervals. Variable interest rates generally reduce changes in the market value of Municipal Securities from their original purchase prices. Accordingly, as interest rates decrease, the potential for capital appreciation is less for variable rate Municipal Securities than for fixed income obligations. The terms of these variable rate demand instruments require payment of principal and accrued interest from the issuer of the Municipal Securities, the issuer of the participation interest or a guarantor of either issuer.



         Municipal Securities purchased by the Funds in some cases may be insured as to the timely payment of principal and interest. There is no guarantee, however, that the insurer will meet its obligations in the event of a default in payment by the issuer. In other cases, Municipal Securities may be backed by letters of credit or guarantees issued by domestic or foreign banks or other financial institutions which are not subject to federal deposit insurance. Adverse developments affecting the banking industry generally or a particular bank or financial institution that has provided its credit or guarantee with respect to a Municipal Security held by a Fund, including a change in the credit quality of any such bank or financial institution, could result in a loss to the Fund and adversely affect the value of its shares. Letters of credit and guarantees issued by foreign banks and financial institutions involve certain risks in addition to those of similar instruments issued by domestic banks and financial institutions.



         The payment of principal and interest on most Municipal Securities purchased by the Funds will depend upon the ability of the issuers to meet their obligations. Each state, the District of Columbia, each of their political subdivisions, agencies, instrumentalities and authorities and each multistate agency of which a state is a member is a separate "issuer" as that term is used in this SAI and the Prospectuses. The non-governmental user of facilities financed by private activity bonds is also considered to be an "issuer." An issuer's obligations under its Municipal Securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. The power or ability of an issuer to meet its obligations for the payment of interest on and principal of its Municipal Securities may be materially adversely affected by litigation or other conditions.



         From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on Municipal Securities. For example, under the Tax Reform Act of 1986, interest on certain private activity bonds must be included in an investor's federal alternative minimum taxable income, and corporate investors must include all tax-exempt interest in their federal alternative minimum taxable income. The Funds cannot, of course, predict what legislation may be proposed in the future regarding the income tax status of interest on Municipal Securities, or which proposals, if any, might be enacted. Such proposals, while pending or if enacted, might materially and adversely affect the availability of Municipal Securities for investment by the Funds and the liquidity and value of their respective portfolios. In such an event, each Fund would re-evaluate its investment objective and policies and consider possible changes in its structure or possible dissolution.



         Opinions relating to the validity of Municipal Securities and to the exemption of interest thereon from federal income tax are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Funds nor the Advisor will review the proceedings relating to the issuance of Municipal Securities or the bases for such opinions.

PRIVATE ACTIVITY BONDS
         The Funds may invest in "private activity bonds," the interest on which, although exempt from regular federal income tax, may constitute an item of tax preference for purposes of the federal alternative minimum tax. Private activity bonds are or have been issued to obtain funds to provide, among other things, privately operated housing facilities, pollution control facilities, convention or trade show facilities, mass transit, airport, port or parking facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Private activity bonds are also issued to privately held or publicly owned corporations in the financing of commercial or industrial facilities. State and local governments are authorized in most states to issue private activity bonds for such purposes in order to encourage corporations to locate within their communities. The principal and interest on these obligations may be payable from the general revenues of the users of such facilities.



         Private activity bonds held by the Funds are in most cases revenue securities and are not payable from the unrestricted revenues of the issuer. Consequently, the credit quality of such private activity bonds is usually directly related to the credit standing of the corporate user of the facility involved.



MUNICIPAL LEASE OBLIGATIONS
         Although a municipal lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the municipal lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of non-appropriation is unclear.



Determinations concerning the liquidity and appropriate valuation of a municipal lease obligation, as with any other municipal security, are made based on all relevant factors. These factors include, among others: (1) the frequency of trades and quotes for the obligation; (2) the number of dealers willing to purchase or sell the security and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the security; and (4) the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer.

SECURITIES LOANS
The Fund may make secured loans of its portfolio securities amounting to not more than the percentage of its total assets specified in Part 1 of this SAI, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a matter of policy, securities loans are made to banks and broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral in cash or short-term debt obligations at least equal at all times to the value of the securities on loan. The borrower pays to the Fund an amount equal to any dividends or interest received on securities lent. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved.

INTERFUND BORROWING AND LENDING
The Fund may lend money to and borrow money from other affiliated registered open-end investment companies. The Fund may borrow through the program when the Advisor believes borrowing is appropriate and the costs are equal to or lower than the costs of bank loans. When borrowing money, the Fund is subject to the risk that the securities the Fund acquires with the borrowed money or would otherwise have sold will decline in value. When lending money, the Fund is subject to the risk that the borrower will be unwilling or unable to make timely payments of interest or principal.

FORWARD COMMITMENTS ("WHEN-ISSUED" AND "DELAYED DELIVERY" SECURITIES)
The Fund may enter into contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments" and "when-issued securities") if the Fund holds until the settlement date, in a segregated account, cash or liquid securities in an amount sufficient to meet the purchase price, or if the Fund enters into offsetting contracts for the forward sale of other securities it owns. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date. Where such purchases are made through dealers, the Fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the Fund of an advantageous yield or price. Although the Fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement if the Advisor deems it appropriate to do so. The Fund may realize short-term profits or losses (generally taxed at ordinary income tax rates in the hands of the shareholders) upon the sale of forward commitments.

MORTGAGE DOLLAR ROLLS
In a mortgage dollar roll, the Fund sells a mortgage-backed security and simultaneously enters into a commitment to purchase a similar security at a later date. The Fund either will be paid a fee by the counterparty upon entering into the transaction or will be entitled to purchase the similar security at a discount. As with any forward commitment, mortgage dollar rolls involve the risk that the counterparty will fail to deliver the new security on the settlement date, which may deprive the Fund of obtaining a beneficial investment. In addition, the security to be delivered in the future may turn out to be inferior to the security sold upon entering into the transaction. In addition, the transaction costs may exceed the return earned by the Fund from the transaction.

REITS
         The Funds may invest in real estate investment trusts ("REITs"). Equity REITs invest directly in real property while mortgage REITs invest in mortgages on real property. REITs may be subject to certain risks associated with the direct ownership of real estate, including declines in the value of real estate, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, and variations in rental income. Generally, increases in interest rates will decrease the value of high yielding securities and increase the costs of obtaining financing, which could decrease the value of a REIT's investments. In addition, equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of credit extended. Equity and mortgage REITs are dependent upon management skill, are not diversified and are subject to the risks of financing projects. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"), and to maintain exemption from the 1940 Act. REITs pay dividends to their shareholders based upon available funds from operations. It is quite common for these dividends to exceed a REIT's taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. The Funds intend to include the gross dividends from any investments in REITs in their periodic distributions to its shareholders and, accordingly, a portion of the Fund's distributions may also be designated as a return of capital.


MORTGAGE-BACKED SECURITIES

Mortgage-backed securities, including "collateralized mortgage obligations"
(CMOs) and "real estate mortgage investment conduits" (REMICs), evidence ownership in a pool of mortgage loans made by certain financial institutions that may be insured or guaranteed by the U.S. government or its agencies. CMOs are obligations issued by special-purpose trusts, secured by mortgages. REMICs are entities that own mortgages and elect REMIC status under the Internal Revenue Code. Both CMOs and REMICs issue one or more classes of securities of which one (the Residual) is in the nature of equity. The Funds will not invest in the Residual class. Principal on mortgage-backed securities, CMOs and REMICs may be prepaid if the underlying mortgages are prepaid. Prepayment rates for mortgage-backed securities tend to increase as interest rates decline (effectively shortening the security's life) and decrease as interest rates rise (effectively lengthening the security's life). Because of the prepayment feature, these securities may not increase in value as much as other debt securities when interest rates fall. A Fund may be able to invest prepaid principal only at lower yields. The prepayment of such securities purchased at a premium may result in losses equal to the premium.

NON-AGENCY MORTGAGE-BACKED SECURITIES
The Fund may invest in non-investment grade mortgage-backed securities that are not guaranteed by the U.S. government or an agency. Such securities are subject to the risks described under "Lower Rated Debt Securities" and "Mortgage-Backed Securities." In addition, although the underlying mortgages provide collateral for the security, the Fund may experience losses, costs and delays in enforcing its rights if the issuer defaults or enters bankruptcy, and the Fund may incur a loss.

ASSET-BACKED SECURITIES

Asset-backed securities are interests in pools of debt securities backed by various types of loans such as credit card, auto and home equity loans. These securities involve prepayment risk, which is the possibility that the underlying debt may be refinanced or prepaid prior to maturity during periods of declining interest rates. During periods of rising interest rates, asset-backed securities have a high risk of declining in price because the declining prepayment rates effectively lengthen the expected maturity of the securities. A decline in interest rates may lead to a faster rate of repayment on asset-backed securities and, therefore, cause a Fund to earn a lower interest rate on reinvestment. In addition, the potential impact of prepayment on the price of an asset-backed security may be difficult to predict and result in greater volatility.


         CUSTODY RECEIPTS AND TRUST CERTIFICATES. Custody receipts, such as Morgan Stanley TRACERs (Traded Custody Receipts), and trust certificates, such as Lehman Brothers TRAINs (Targeted Return Index Securities Trust), are derivative products which, in the aggregate, evidence direct ownership in a pool of securities. Typically, a sponsor will deposit a pool of securities with a custodian in exchange for custody receipts evidencing those securities or with a trust in exchange for trust certificates evidencing interests in the trust, the principal asset of which is those securities. The sponsor will then generally sell those custody receipts or trust certificates in negotiated transactions at varying prices that are determined at the time of sale. Each custody receipt or trust certificate evidences the individual securities in the pool and the holder of a custody receipt or trust certificate generally will have all the rights and privileges of owners of those securities. Each holder of a custody receipt or trust certificate generally will be treated as directly purchasing its pro rata share of the securities in the pool for an amount equal to the amount that such holder paid for its custody receipt or trust certificate. If a custody receipt or trust certificate is sold, a holder will be treated as having directly "disposed of its pro rata share of the securities evidenced by the custody receipt or trust certificate. Additionally, the holder of a custody receipt or trust certificate may withdraw the securities represented by the custody receipt or trust certificate subject to certain conditions. Custody receipts and trust certificates are generally subject to the same risks as those securities evidenced by the receipts or certificates which, in the case of the Fund, are corporate debt securities. Additionally, custody receipts and trust certificates may also be less liquid than the underlying securities if the sponsor fails to maintain a trading market.


REPURCHASE AGREEMENTS
The Fund may enter into repurchase agreements. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). It is the Fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities. Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. The Advisor will monitor such transactions to determine that the value of the underlying securities is at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

REVERSE REPURCHASE AGREEMENTS
In a reverse repurchase agreement, the Fund sells a security and agrees to repurchase the same security at a mutually agreed upon date and price. A reverse repurchase agreement may also be viewed as the borrowing of money by the Fund and, therefore, as a form of leverage. The Fund will invest the proceeds of borrowings under reverse repurchase agreements. In addition, the Fund will enter into a reverse repurchase agreement only when the interest income expected to be earned from the investment of the proceeds is greater than the interest expense of the transaction. The Fund will not invest the proceeds of a reverse repurchase agreement for a period which exceeds the duration of the reverse repurchase agreement. The Fund may not enter into reverse repurchase agreements exceeding in the aggregate one-third of the market value of its total assets, less liabilities other than the obligations created by reverse repurchase agreements. Each Fund will establish and maintain with its custodian a separate account with a segregated portfolio of securities in an amount at least equal to its purchase obligations under its reverse repurchase agreements. If interest rates rise during the term of a reverse repurchase agreement, entering into the reverse repurchase agreement may have a negative impact on a money market fund's ability to maintain a net asset value of $1.00 per share.

LINE OF CREDIT
The Fund may establish and maintain a line of credit with a major bank in order to permit borrowing on a temporary basis to meet share redemption requests in circumstances in which temporary borrowings may be preferable to liquidation of portfolio securities.

OPTIONS ON SECURITIES
WRITING COVERED OPTIONS. The Fund may write covered call options and covered put options on securities held in its portfolio when, in the opinion of the Advisor, such transactions are consistent with the Fund's investment goal and policies. Call options written by the Fund give the purchaser the right to buy the underlying securities from the Fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the Fund at a stated price.

The Fund may write only covered options, which means that, so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). In the case of put options, the Fund will hold cash and/or high-grade short-term debt obligations equal to the price to be paid if the option is exercised. In addition, the Fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. The Fund may write combinations of covered puts and calls on the same underlying security.

The Fund will receive a premium from writing a put or call option, which increases the Fund's return on the underlying security if the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates, and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, the Fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. By writing a put option, the Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

The Fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an offsetting option. The Fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. Because increases in the market price of a call option generally reflect increases in the market price of the security underlying the option, any loss resulting from a closing purchase transaction may be offset in whole or in part by unrealized appreciation of the underlying security.

If the Fund writes a call option but does not own the underlying security, and when it writes a put option, the Fund may be required to deposit cash or securities with its broker as "margin" or collateral for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the Fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

PURCHASING PUT OPTIONS. The Fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such hedge protection is provided during the life of the put option since the Fund, as holder of the put option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. For a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, the Fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs.

PURCHASING CALL OPTIONS. The Fund may purchase call options to hedge against an increase in the price of securities that the Fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the Fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. These costs will reduce any profit the Fund might have realized had it bought the underlying security at the time it purchased the call option.

OVER-THE-COUNTER (OTC) OPTIONS. The Staff of the Division of Investment Management of the Securities and Exchange Commission (SEC) has taken the position that OTC options purchased by the Fund and assets held to cover OTC options written by the Fund are illiquid securities. Although the Staff has indicated that it is continuing to evaluate this issue, pending further developments, the Fund intends to enter into OTC options transactions only with primary dealers in U.S. government securities and, in the case of OTC options written by the Fund, only pursuant to agreements that will assure that the Fund will at all times have the right to repurchase the option written by it from the dealer at a specified formula price. The Fund will treat the amount by which such formula price exceeds the amount, if any, by which the option may be "in-the-money" as an illiquid investment. It is the present policy of the Fund not to enter into any OTC option transaction if, as a result, more than 15% (10% in some cases, refer to your Fund's Prospectus) of the Fund's net assets would be invested in (i) illiquid investments (determined under the foregoing formula) relating to OTC options written by the Fund, (ii) OTC options purchased by the Fund, (iii) securities which are not readily marketable, and (iv) repurchase agreements maturing in more than seven days.

RISK FACTORS IN OPTIONS TRANSACTIONS. The successful use of the Fund's options strategies depends on the ability of the Advisor to forecast interest rate and market movements correctly.

When it purchases an option, the Fund runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the Fund exercises the option or enters into a closing sale transaction with respect to the option during the life of the option. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the Fund will lose part or all of its investment in the option. This contrasts with an investment by the Fund in the underlying securities, since the Fund may continue to hold its investment in those securities notwithstanding the lack of a change in price of those securities.

The effective use of options also depends on the Fund's ability to terminate option positions at times when the Advisor deems it desirable to do so. Although the Fund will take an option position only if the Advisor believes there is a liquid secondary market for the option, there is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price.

If a secondary trading market in options were to become unavailable, the Fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A marketplace may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events -- such as volume in excess of trading or clearing capability -- were to interrupt normal market operations.

A marketplace may at times find it necessary to impose restrictions on particular types of option transactions, which may limit the Fund's ability to realize its profits or limit its losses.

Disruptions in the markets for the securities underlying options purchased or sold by the Fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, the Fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation
(OCC) or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, the Fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If a prohibition on exercise remains in effect until an option owned by the Fund has expired, the Fund could lose the entire value of its option.

Special risks are presented by internationally traded options. Because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

FUTURES CONTRACTS AND RELATED OPTIONS
Upon entering into futures contracts, in compliance with the SEC's requirements, cash or liquid securities, equal in value to the amount of the Fund's obligation under the contract (less any applicable margin deposits and any assets that constitute "cover" for such obligation), will be segregated with the Fund's custodian.

A futures contract sale creates an obligation by the seller to deliver the type of instrument called for in the contract in a specified delivery month for a stated price. A futures contract purchase creates an obligation by the purchaser to take delivery of the type of instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken at the settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchanges on which the futures contract was made. The Fund may enter into futures contracts which are traded on national or foreign futures exchanges and are standardized as to maturity date and underlying financial instrument. Futures exchanges and trading in the United States are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission (CFTC).

Although futures contracts by their terms call for actual delivery or acceptance of commodities or securities, the contracts usually are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, the purchaser realizes a loss.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract, although the Fund is required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash and/or U.S. government securities. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by the Fund to finance the transactions. Rather, initial margin is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin," to and from the broker (or the custodian) are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to market."

The Fund may elect to close some or all of its futures positions at any time prior to their expiration. The purpose of making such a move would be to reduce or eliminate the hedge position then currently held by the Fund. The Fund may close its positions by taking opposite positions which will operate to terminate the Fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

         INTEREST RATE FUTURES CONTRACTS. Bond prices are established in both the cash market and the futures market. In the cash market, bonds are purchased and sold with payment for the full purchase price of the bond being made in cash, generally within five business days after the trade. In the futures market, only a contract is made to purchase or sell a bond in the future for a set price on a certain date. Historically, the prices for bonds established in the futures markets have tended to move generally in the aggregate in concert with the cash market prices and have maintained fairly predictable relationships. Accordingly, the Funds may use interest rate futures contracts as a defense, or hedge, against anticipated interest rate changes. The Funds presently could accomplish a similar result to that which they hope to achieve through the use of futures contracts by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase, or conversely, selling short-term bonds and investing in long-term bonds when interest rates are expected to decline. However, because of the liquidity that is often available in the futures market, the protection is more likely to be achieved, perhaps at a lower cost and without changing the rate of interest being earned by the Funds, through using futures contracts.



         Interest rate futures contracts are traded in an auction environment on the floors of several exchanges -- principally, the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Futures Exchange. The Funds would deal only in standardized contracts on recognized exchanges. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership.

         A public market now exists in futures contracts covering various financial instruments including long-term United States Treasury Bonds and Notes; Government National Mortgage Association (GNMA) modified pass-through mortgage backed securities; three-month United States Treasury Bills; and ninety-day commercial paper. The Funds may trade in any interest rate futures contracts for which there exists a public market, including, without limitation, the foregoing instruments.



         MUNICIPAL BOND INDEX FUTURES CONTRACTS. Municipal bond index futures contracts may act as a hedge against changes in market conditions. A municipal bond index assigns values daily to the municipal bonds included in the index based on the independent assessment of dealer-to-dealer municipal bond brokers. A municipal bond index futures contract represents a firm commitment by which two parties agree to take or make delivery of an amount equal to a specified dollar amount multiplied by the difference between the municipal bond index value on the last trading date of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying securities in the index is made.



The Chicago Board of Trade has designed a futures contract based on the Bond Buyer Municipal Bond Index. This Index is composed of 40 term revenue and general obligation bonds, and its composition is updated regularly as new bonds meeting the criteria of the Index are issued and existing bonds mature. The Index is intended to provide an accurate indicator of trends and changes in the municipal bond market. Each bond in the Index is independently priced by six dealer-to-dealer municipal bond brokers daily. The 40 prices then are averaged and multiplied by a coefficient. The coefficient is used to maintain the continuity of the Index when its composition changes. The Chicago Board of Trade, on which futures contracts based on this Index are traded, as well as other U.S. commodities exchanges, are regulated by the CFTC. Transactions on such exchange are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

OPTIONS ON FUTURES CONTRACTS. The Fund will enter into written options on futures contracts only when, in compliance with the SEC's requirements, cash or liquid securities equal in value to the commodity value (less any applicable margin deposits) have been deposited in a segregated account. The Fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. The Fund may use such options on futures contracts in lieu of writing options directly on the underlying securities or purchasing and selling the underlying futures contracts. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

The Fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above.

RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS. Successful use of futures contracts by the Fund is subject to the Advisor's ability to predict correctly, movements in the direction of interest rates and other factors affecting securities markets.

Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to the Fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution, by exchanges, of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a hedge position held by the Fund, the Fund may seek to close out a position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities;
(iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

USE BY TAX-EXEMPT FUNDS OF INTEREST RATE AND U.S. TREASURY SECURITY FUTURES CONTRACTS AND OPTIONS. The Funds investing in tax-exempt securities may purchase and sell futures contracts and related options on interest rate and U.S. Treasury securities when, in the opinion of the Advisor, price movements in these security futures and related options will correlate closely with price movements in the tax-exempt securities which are the subject of the hedge. Interest rate and U.S. Treasury securities futures contracts require the seller to deliver, or the purchaser to take delivery of, the type of security called for in the contract at a specified date and price. Options on interest rate and U.S. Treasury security futures contracts give the purchaser the right in return for the premium paid to assume a position in a futures contract at the specified option exercise price at any time during the period of the option.

In addition to the risks generally involved in using futures contracts, there is also a risk that price movements in interest rate and U.S. Treasury security futures contracts and related options will not correlate closely with price movements in markets for tax-exempt securities.

INDEX FUTURES CONTRACTS. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index. The Fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). The Fund may also purchase and sell options on index futures contracts.

There are several risks in connection with the use by the Fund of index futures as a hedging device. One risk arises because of the imperfect correlation between movements in the prices of the index futures and movements in the prices of securities which are the subject of the hedge. The Advisor will attempt to reduce this risk by selling, to the extent possible, futures on indices the movements of which will, in its judgment, have a significant correlation with movements in the prices of the Fund's portfolio securities sought to be hedged.

Successful use of index futures by the Fund for hedging purposes is also subject to the Advisor's ability to predict correctly movements in the direction of the market. It is possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the Fund's portfolio may decline. If this occurs, the Fund would lose money on the futures and also experience a decline in the value of its portfolio securities. However, while this could occur to a certain degree, the Advisor believes that over time the value of the Fund's portfolio will tend to move in the same direction as the market indices which are intended to correlate to the price movements of the portfolio securities sought to be hedged. It is also possible that, if the Fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the Fund will lose part or all of the benefit of the increased values of those securities that it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements.

In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the index futures and the securities of the portfolio being hedged, the prices of index futures may not correlate perfectly with movements in the underlying index due to certain market distortions. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result, the futures market may attract more speculators than the securities market. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the index and movements in the prices of index futures, even a correct forecast of general market trends by the Advisor may still not result in a successful hedging transaction.

OPTIONS ON INDEX FUTURES. Options on index futures are similar to options on securities except that options on index futures give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the index future. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the index on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

         OPTIONS ON INDICES. As an alternative to purchasing call and put options on index futures, the Fund may purchase call and put options on the underlying indices themselves. Such options could be used in a manner identical to the use of options on index futures. Options involving securities indices provide the holder with the right to make or receive a cash settlement upon exercise of the option based on movements in the relevant index. Such options must be listed on a national securities exchange and issued by the Options Clearing Corporation. Such options may relate to particular securities or to various stock indices, except that a Fund may not write covered options on an index.



         OPTIONS ON FOREIGN STOCK INDICES. The Funds may, for the purpose of hedging its portfolio, subject to applicable securities regulations, purchase and write put and call options on foreign stock indices listed on foreign and domestic stock exchanges. A stock index fluctuates with changes in the market values of the stocks included in the index.



SWAP AGREEMENTS (SWAPS, CAPS, COLLARS AND FLOORS)
         The Funds may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate times a "notional principal amount," in return for payments equal to a fixed rate times the same amount, for a specified period of time. If a swap agreement provides for payments in different currencies, the parties might agree to exchange notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.



         In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed upon level. An interest rate collar combines elements of buying a cap and selling a floor.



         Swap agreements will tend to shift a Fund's investment exposure from one type of investment to another. For example, if a Fund agreed to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield.



Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and may have a considerable impact on the Funds' performance. Swap agreements are subject to risks related to the counterparty's ability to perform, and may decline in value if the counterparty's creditworthiness deteriorates. The Funds may also suffer losses if they are unable to terminate outstanding swap agreements or reduce their exposure through offsetting transactions.

FOREIGN CURRENCY TRANSACTIONS
The Fund may engage in currency exchange transactions to protect against uncertainty in the level of future currency exchange rates.

The Fund may engage in both "transaction hedging" and "position hedging." When it engages in transaction hedging, the Fund enters into foreign currency transactions with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities. The Fund will engage in transaction hedging when it desires to "lock in" the U.S. dollar price of a security it has agreed to purchase or sell, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. By transaction hedging the Fund attempts to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

The Fund may purchase or sell a foreign currency on a spot (or cash) basis at the prevailing spot rate in connection with the settlement of transactions in portfolio securities denominated in that foreign currency. The Fund may also enter into contracts to purchase or sell foreign currencies at a future date ("forward contracts") and purchase and sell foreign currency futures contracts.

For transaction hedging purposes the Fund may also purchase exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. Over-the-counter options are considered to be illiquid by the SEC staff. A put option on a futures contract gives the Fund the right to assume a short position in the futures contract until expiration of the option. A put option on currency gives the Fund the right to sell a currency at an exercise price until the expiration of the option. A call option on a futures contract gives the Fund the right to assume a long position in the futures contract until the expiration of the option. A call option on currency gives the Fund the right to purchase a currency at the exercise price until the expiration of the option.

When it engages in position hedging, the Fund enters into foreign currency exchange transactions to protect against a decline in the values of the foreign currencies in which its portfolio securities are denominated (or an increase in the value of currency for securities which the Fund expects to purchase, when the Fund holds cash or short-term investments). In connection with position hedging, the Fund may purchase put or call options on foreign currency and foreign currency futures contracts and buy or sell forward contracts and foreign currency futures contracts. The Fund may also purchase or sell foreign currency on a spot basis.

The precise matching of the amounts of foreign currency exchange transactions and the value of the portfolio securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the dates the currency exchange transactions are entered into and the dates they mature.

It is impossible to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security or securities being hedged is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security or securities and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security or securities if the market value of such security or securities exceeds the amount of foreign currency the Fund is obligated to deliver.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities which the Fund owns or intends to purchase or sell. They simply establish a rate of exchange which one can achieve at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they tend to limit any potential gain which might result from the increase in value of such currency.

CURRENCY FORWARD AND FUTURES CONTRACTS. Upon entering into such contracts, in compliance with the SEC's requirements, cash or liquid securities, equal in value to the amount of the Fund's obligation under the contract (less any applicable margin deposits and any assets that constitute "cover" for such obligation), will be segregated.

A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A contract generally has no deposit requirement, and no commissions are charged at any stage for trades. A currency futures contract is a standardized contract for the future delivery of a specified amount of a foreign currency at a future date at a price set at the time of the contract. Currency futures contracts traded in the United States are designed and traded on exchanges regulated by the CFTC, such as the New York Mercantile Exchange.

Forward currency contracts differ from currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in a given month. Forward contracts may be in any amounts agreed upon by the parties rather than predetermined amounts. Also, forward contracts are traded directly between currency traders so that no intermediary is required. A forward contract generally requires no margin or other deposit.

At the maturity of a forward or futures contract, the Fund may either accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts are effected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

Positions in currency futures contracts may be closed out only on an exchange or board of trade which provides a secondary market in such contracts. Although the Fund intends to purchase or sell currency futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin.

CURRENCY OPTIONS. In general, options on currencies operate similarly to options on securities and are subject to many similar risks. Currency options are traded primarily in the over-the-counter market, although options on currencies have recently been listed on several exchanges. Options are traded not only on the currencies of individual nations, but also on the European Currency Unit (ECU). The ECU is composed of amounts of a number of currencies, and is the official medium of exchange of the European Economic Community's European Monetary System. The Fund will only purchase or write currency options when the Advisor believes that a liquid secondary market exists for such options. There can be no assurance that a liquid secondary market will exist for a particular option at any specified time. Currency options are affected by all of those factors which influence exchange rates and investments generally. To the extent that these options are traded over the counter, they are considered to be illiquid by the SEC staff.

The value of any currency, including the U.S. dollar, may be affected by complex political and economic factors applicable to the issuing country. In addition, the exchange rates of currencies (and therefore the values of currency options) may be significantly affected, fixed, or supported directly or indirectly by government actions. Government intervention may increase risks involved in purchasing or selling currency options, since exchange rates may not be free to fluctuate in respect to other market forces.

The value of a currency option reflects the value of an exchange rate, which in turn reflects relative values of two currencies, the U.S. dollar and the foreign currency in question. Because currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the exercise of currency options, investors may be disadvantaged by having to deal in an odd lot market for the underlying currencies in connection with options at prices that are less favorable than for round lots. Foreign governmental restrictions or taxes could result in adverse changes in the cost of acquiring or disposing of currencies.

There is no systematic reporting of last sale information for currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large round-lot transactions in the interbank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable. The interbank market in currencies is a global, around-the-clock market. To the extent that options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

SETTLEMENT PROCEDURES. Settlement procedures relating to the Fund's investments in foreign securities and to the Fund's foreign currency exchange transactions may be more complex than settlements with respect to investments in debt or equity securities of U.S. issuers, and may involve certain risks not present in the Fund's domestic investments, including foreign currency risks and local custom and usage. Foreign currency transactions may also involve the risk that an entity involved in the settlement may not meet its obligations.

FOREIGN CURRENCY CONVERSION. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (spread) between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer. Foreign currency transactions may also involve the risk that an entity involved in the settlement may not meet its obligation.

PARTICIPATION INTERESTS
The Fund may invest in municipal obligations either by purchasing them directly or by purchasing certificates of accrual or similar instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal obligations, provided that, in the opinion of counsel to the initial seller of each such certificate or instrument, any discount accruing on such certificate or instrument that is purchased at a yield not greater than the coupon rate of interest on the related municipal obligations will be exempt from federal income tax to the same extent as interest on such municipal obligations. The Fund may also invest in tax-exempt obligations by purchasing from banks participation interests in all or part of specific holdings of municipal obligations. Such participations may be backed in whole or part by an irrevocable letter of credit or guarantee of the selling bank. The selling bank may receive a fee from the Fund in connection with the arrangement. The Fund will not purchase such participation interests unless it receives an opinion of counsel or a ruling of the Internal Revenue Service that interest earned by it on municipal obligations in which it holds such participation interests is exempt from federal income tax.

STAND-BY COMMITMENTS
When the Fund purchases municipal obligations, it may also acquire stand-by commitments from banks and broker-dealers with respect to such municipal obligations. A stand-by commitment is the equivalent of a put option acquired by the Fund with respect to a particular municipal obligation held in its portfolio. A stand-by commitment is a security independent of the municipal obligation to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances relating to a change in market value, would be substantially the same as the value of the underlying municipal obligation. A stand-by commitment might not be transferable by the Fund, although it could sell the underlying municipal obligation to a third party at any time.

The Fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. However, if necessary and advisable, the Fund may pay for stand-by commitments either separately in cash or by paying a higher price for portfolio securities which are acquired subject to such a commitment (thus reducing the yield to maturity otherwise available for the same securities). The total amount paid in either manner for outstanding stand-by commitments held in the Fund portfolio will not exceed 10% of the value of the Fund's total assets calculated immediately after each stand-by commitment is acquired. The Fund will enter into stand-by commitments only with banks and broker-dealers that, in the judgment of the Trust's Board of Trustees, present minimal credit risks.

VARIABLE AND FLOATING RATE OBLIGATIONS
         Variable rate instruments provide for periodic adjustments in the interest rate. Floating rate instruments provide for automatic adjustment of the interest rate whenever some other specified interest rate changes. Some variable and floating rate obligations are direct lending arrangements between the purchaser and the issuer and there may be no active secondary market. However, in the case of variable and floating rate obligations with a demand feature, a Fund may demand payment of principal and accrued interest at a time specified in the instrument or may resell the instrument to a third party. In the event an issuer of a variable or floating rate obligation defaulted on its payment obligation, a Fund might be unable to dispose of the note because of the absence of a secondary market and could, for this or other reasons, suffer a loss to the extent of the default. Variable or floating rate instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities are similar in form but may have a more active secondary market. Substantial holdings of variable and floating rate instruments could reduce portfolio liquidity.

         If a variable or floating rate instrument is not rated, the Fund's Advisor must determine that such instrument is comparable to rated instruments eligible for purchase by the Funds and will consider the earning power, cash flows and other liquidity ratios of the issuers and guarantors of such instruments and will continuously monitor their financial status in order to meet payment on demand. In determining average weighted portfolio maturity of each of these Funds, a variable or floating rate instrument issued or guaranteed by the U.S. Government or an agency or instrumentality thereof will be deemed to have a maturity equal to the period remaining until the obligation's next interest rate adjustment. Variable and floating rate obligations with a demand feature will be deemed to have a maturity equal to the longer of the period remaining to the next interest rate adjustment or the demand notice period.

INVERSE FLOATERS
Inverse floaters are derivative securities whose interest rates vary inversely to changes in short-term interest rates and whose values fluctuate inversely to changes in long-term interest rates. The value of certain inverse floaters will fluctuate substantially more in response to a given change in long-term rates than would a traditional debt security. These securities have investment characteristics similar to leverage, in that interest rate changes have a magnified effect on the value of inverse floaters.

RULE 144A SECURITIES
The Fund may purchase securities that have been privately placed but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act of 1933, as amended (1933 Act). That Rule permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the 1933 Act. The Advisor, under the supervision of the Board of Trustees, will consider whether securities purchased under Rule 144A are illiquid and thus subject to the Fund's investment restriction on illiquid securities. A determination of whether a Rule 144A security is liquid or not is a question of fact. In making this determination, the Advisor will consider the trading markets for the specific security, taking into account the unregistered nature of a Rule 144A security. In addition, the Advisor could consider the (1) frequency of trades and quotes, (2) number of dealers and potential purchasers, (3) dealer undertakings to make a market, and (4) nature of the security and of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). The liquidity of Rule 144A securities will be monitored and, if as a result of changed conditions, it is determined by the Advisor that a Rule 144A security is no longer liquid, the Fund's holdings of illiquid securities would be reviewed to determine what, if any, steps are required to assure that the Fund does not exceed its investment limit on illiquid securities. Investing in Rule 144A securities could have the effect of increasing the amount of the Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

         CURRENCY SWAPS. Currency swaps involve the exchange of rights to make or receive payments in specified currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Advisor is incorrect in its forecast of market value and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if this investment technique were not used.

CONVERTIBLE SECURITIES
         Convertible securities are fixed income securities which may be exchanged or converted into a predetermined number of shares of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities.

         Convertible bonds and convertible preferred stocks generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock. When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities and therefore have a claim to the assets of the issuer prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same issuer. The interest income and dividends from convertible bonds and preferred stocks provide a stable stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality. A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the Advisor's opinion, the investment characteristics of the underlying common stock will assist the Fund in achieving its investment objective. Otherwise, the Fund will hold or trade the convertible securities. In selecting convertible securities for a Fund, the Advisor evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation.

GUARANTEED INVESTMENT CONTRACTS
         Pursuant to guaranteed investment contracts ("GICs"), which are issued by U.S. and Canadian insurance companies, a Fund makes cash contributions to a deposit fund of the insurance company's general account. The insurance company then credits to the fund payments at negotiated, floating or fixed interest rates. A GIC is a general obligation of the issuing insurance company and not a separate account. The purchase price paid for a GIC becomes part of the general assets of the insurance company, and the contract is paid from the company's general assets.



         The Funds will only purchase GICs that are issued or guaranteed by insurance companies that at the time of purchase are rated at least AA by S&P or receive a similar high quality rating from a nationally recognized service which provides ratings of insurance companies. GICs are considered illiquid securities and will be subject to any limitations on such investments described in Part I of this SAI, unless there is an active and substantial secondary market for the particular instrument and market quotations are readily available. No Fund will invest more than 20% of its total assets in GICs.


BANK INVESTMENT CONTRACTS
         Bank investment contracts ("BICs") issued by banks that meet certain quality and asset size requirements for banks are available to the Funds. Pursuant to BICs, cash contributions are made to a deposit account at the bank in exchange for payments at negotiated, floating or fixed interest rates. A BIC is a general obligation of the issuing bank. BICs are considered illiquid securities and will be subject to any limitations on such investments described in Part I of this SAI, unless there is an active and substantial secondary market for the particular instrument and market quotations are readily available.


LOAN PARTICIPATIONS
         Loan participations are interests in loans which are administered by the lending bank or agent for a syndicate of lending banks, and sold by the lending bank or syndicate member. The Funds may only purchase interests in loan participations issued by a bank in the United States with assets exceeding $1 billion and for which the underlying loan is issued by borrowers in whose obligations the Funds may invest. Because the intermediary bank does not guarantee a loan participation in any way, a loan participation is subject to the credit risk generally associated with the underlying corporate borrower. In addition, in the event the underlying corporate borrower defaults, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of the borrower. Under the terms of a loan participation, the purchasing Fund may be regarded as a creditor of the intermediary bank so that the Fund may also be subject to the risk that the issuing bank may become insolvent.


STRUCTURED INVESTMENTS
         Structured investments are a relatively new innovation and may be designed to have various combinations of equity and fixed-income characteristics. Equity-linked securities are a form of structured investment and generally consist of a conversion privilege to a single company's common stock plus a fixed annual distribution to the holder. Equity-linked securities have some derivative characteristics because the conversion feature is linked to the price of the company's common stock. Equity-linked securities are designed to provide investors with higher quarterly income than the dividend paid per share on the common stock. However, equity-linked securities have decreased potential for capital appreciation because of limitations of the conversion feature.



         Equity-linked securities include issues such as "Structured Yield Product Exchangeable for Stock" ("STRYPES"), "Trust Automatic Common Exchange Securities" ("TRACES"), "Trust Issued Mandatory Exchange Securities" ("TIMES"), "Trust Enhanced Dividend Securities" ("TRENDS") and other similar securities, including those which may be developed in the future. The issuers of the above listed examples of equity-linked securities generally purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through the conversion date, and a forward purchase contract with an existing shareholder of the company relating to the common stock. Quarterly distributions on equity-linked securities generally consist of the cash received from the U.S. Treasury securities and equity-linked securities generally are not entitled to any dividends that may be declared on the common stock.


         Equity-linked securities may be issued by closed-end or other forms of investment companies. To the extent that equity-linked securities are issued by investment companies, a Fund's investments in equity-linked securities are subject to the same limitations as investments in more traditional forms of investment companies.

YANKEE OBLIGATIONS
         Yankee obligations are U.S. dollar-denominated instruments of foreign issuers that are either registered with the SEC or issued pursuant to Rule 144A under the 1933 Act. These obligations consist of debt securities (including preferred or preference stock of non-governmental issuers), certificates of deposit, fixed time deposits and banker's acceptances issued by foreign banks, and debt obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. Some securities issued by foreign governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of the foreign government.


AMERICAN, EUROPEAN, CONTINENTAL AND GLOBAL DEPOSITARY RECEIPTS
         American Depositary Receipts ("ADRs") are receipts issued in registered form by a U.S. bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. European Depositary Receipts ("EDRs"), which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-U.S. banks or trust companies and foreign branches of U.S. banks that evidence ownership of foreign or U.S. securities. Global Depositary Receipts ("GDRs") are receipts structured similarly to EDRs and CDRs and are marketed globally. ADRs may be listed on a national securities exchange or may be traded in the over-the-counter market. EDRs and CDRs are designed for use in European exchange and over-the-counter markets. GDRs are designed for trading in non-U.S. securities markets. ADRs, EDRs, CDRs and GDRs traded in the over-the-counter market which do not have an active or substantial secondary market will be considered illiquid and therefore will be subject to the Funds' respective limitations with respect to such securities, if any. If a Fund invests in an unsponsored ADR, EDR, CDR or GDR, there may be less information available to the Fund concerning the issuer of the securities underlying the unsponsored ADR, EDR, CDR or GDR than is available for an issuer of securities underlying a sponsored ADR, EDR, CDR or GDR. ADR prices are denominated in U.S. dollars although the underlying securities are denominated in a foreign currency. Investments in ADRs, EDRs, CDRs and GDRs involve risks similar to those accompanying direct investments in foreign securities.



TEMPORARY CASH BALANCES
The Funds may hold very small temporary cash balances to efficiently manage transactional expenses. These cash balances are expected, under normal conditions, not to exceed 2% of each Fund's net assets at any time (excluding amounts used as margin and segregated assets with respect to futures transactions and collateral for securities loans and repurchase agreements). The Funds may invest these temporary cash balances in short-term debt obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities ("U.S. Government Securities"), high quality commercial paper (rated A-1 or better by S&P or P-1 or better by Moody's), certificates of deposit and time deposits of banking institutions having total assets in excess of $1 billion, and repurchase agreements collateralized by U.S. Government Securities. The Funds may also hold these investments in connection with U.S. Treasury rolls, which are not subject to the 2% limitation above.

TAXES
In this section, all discussions of taxation at the shareholder and fund levels relate to U.S. federal taxes only. Consult your tax advisor for state, local and foreign tax considerations and for information about special tax considerations that may apply to shareholders that are not natural persons or not U.S. citizens or resident aliens.

FEDERAL TAXES. The Fund (even if it is a fund in a Trust with multiple series) is treated as a separate entity for federal income tax purposes under the Internal Revenue Code of 1986, as amended (Code). The Fund has elected (or in the case of a new fund, intends to elect) to be, and intends to qualify to be treated each year as, a "regulated investment company" under Subchapter M of the Code by meeting all applicable requirements of Subchapter M, including requirements as to the nature of the Fund's gross income, the amount of its distributions (as a percentage of both its overall income and any tax-exempt income), and the composition of its portfolio assets. To qualify as a "regulated investment company," the Fund must (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (b) diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, securities of other regulated investment companies and other securities limited generally with respect to any one issuer to not more than 5% of the total assets of the Fund and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any issuer (other than U.S. government securities or other regulated investment companies); or of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses;and (c) distribute with respect to each year at least 90% of its taxable net investment income, its tax-exempt interest income and the excess, if any, of net short-term capital gains over net long-term capital losses for such year. As a regulated investment company that is accorded special tax treatment, the Fund will not be subject to any federal income taxes on its net investment income and net realized capital gains that it distributes to shareholders in accordance with the timing requirements imposed by the Code. The Fund's foreign-source income, if any, may be subject to foreign withholding taxes. If the Fund were to fail to qualify as a "regulated investment company" in any year, it would incur a regular federal corporate income tax on all of its taxable income, whether or not distributed, and Fund distributions would generally be taxable as ordinary dividend income to the shareholders, except to the extent they were treated as "qualified dividend income," as described below. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

If the Fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the Fund is permitted so to elect and so elects), plus any retained amount from the prior year, the Fund will be subject to a 4% excise tax on the underdistributed amounts. A dividend paid to shareholders by the Fund in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

ALTERNATIVE MINIMUM TAX. Distributions derived from interest that is exempt from regular federal income tax may subject corporate shareholders to or increase their liability under the corporate alternative minimum tax (AMT). A portion of such distributions may constitute a tax preference item for individual shareholders and may subject them to or increase their liability under the AMT.

DIVIDENDS RECEIVED DEDUCTIONS. Distributions will qualify for the corporate dividends received deduction only to the extent that dividends earned by the Fund qualify. Any such dividends are, however, includable in adjusted current earnings for purposes of computing corporate AMT. The dividends received deduction for eligible dividends is subject to a holding period requirement.

RETURN OF CAPITAL DISTRIBUTIONS. If the Fund makes a distribution to a shareholder in excess of the Fund's current and accumulated "earning and profits" in any taxable year, the excess distribution will be treated as a return of capital to the extent of your tax basis in your shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces your tax basis in your shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by you of your shares. Dividends and distributions on a Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when a Fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when a Fund's net asset value also reflects unrealized losses.

FUNDS THAT INVEST IN U.S. GOVERNMENT SECURITIES. Many states grant tax-free status to dividends paid to shareholders of mutual funds from interest income earned by the Fund from direct obligations of the U.S. government. Investments in mortgage-backed securities (including GNMA, FNMA and FHLMC Securities) and repurchase agreements collateralized by U.S. government securities do not qualify as direct federal obligations in most states. Shareholders should consult with their own tax advisors about the applicability of state and local intangible property, income or other taxes to their Fund shares and distributions and redemption proceeds received from the Fund.

FUND DISTRIBUTIONS. Distributions from the Fund (other than qualified dividend income and exempt-interest dividends, as discussed below) will generally be taxable to shareholders as ordinary income to the extent derived from the Fund's investment income and net short-term gains. Distributions of long-term capital gains (that is, the excess of net gains from capital assets held for more than one year over net losses from capital assets held for not more than one year) will be taxable to shareholders as such, regardless of how long a shareholder has held shares in the Fund. In general, any distributions of net capital gains will be taxed to shareholders who are individuals at a maximum rate of 15% for taxable years beginning on or before December 31, 2008.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder's investment (and thus were included in the price of the shareholder paid). Distributions are taxable whether received in cash or in Fund shares.

QUALIFIED DIVIDEND INCOME. For taxable years beginning on or before December 31, 2008, "qualified dividend income" received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by a Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund's shares. A dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 180-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a foreign personal holding company, foreign investment company, or passive foreign investment company.

In general, distributions of investment income properly designated by the Fund as derived from qualified dividend income may be treated as qualified dividend income by a shareholder taxed as an individual provided the shareholder meets the holding period and other requirements described above with respect to his or her shares. Only qualified dividend income received by a Fund after December 31, 2002 is eligible for pass-through treatment. If the aggregate qualified dividends received by a fund during any taxable year are 95% or more of its gross income, then 100% of the Fund's dividends (other than properly designated capital gain dividends) will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term "gross income" is the excess of net short-term capital gain over net long-term capital loss.

DISTRIBUTIONS FROM TAX-EXEMPT FUNDS. Each tax-exempt fund will have at least 50% of its total assets invested in tax-exempt bonds at the end of each quarter so that dividends from net interest income on tax-exempt bonds will be exempt from federal income tax when received by a shareholder. The tax-exempt portion of dividends paid will be designated within 60 days after year-end based upon the ratio of net tax-exempt income to total net investment income earned during the year. That ratio may be substantially different from the ratio of net tax-exempt income to total net investment income earned during any particular portion of the year. Thus, a shareholder who holds shares for only a part of the year may be allocated more or less tax-exempt dividends than would be the case if the allocation were based on the ratio of net tax-exempt income to total net investment income actually earned while a shareholder.

Income from certain "private activity bonds" issued after August 7, 1986, is treated as a tax preference item for the AMT at the maximum rate of 28% for individuals and 20% for corporations. If the Fund invests in private activity bonds, shareholders may be subject to the AMT on that part of the distributions derived from interest income on such bonds. Interest on all tax-exempt bonds is included in corporate adjusted current earnings when computing the AMT applicable to corporations. Seventy-five percent of the excess of adjusted current earnings over the amount of income otherwise subject to the AMT is included in a corporation's alternative minimum taxable income.

Dividends derived from any investments other than tax-exempt bonds and any distributions of short-term capital gains are generally taxable to shareholders as ordinary income. Any distributions of long-term capital gains will in general be taxable to shareholders as long-term capital gains (generally subject to a maximum 15% tax rate for shareholders who are individuals) regardless of the length of time Fund shares are held.

A tax-exempt Fund may at times purchase tax-exempt securities at a discount and some or all of this discount may be included in the Fund's ordinary income which will be taxable when distributed. Any market discount recognized on a tax-exempt bond purchased after April 30, 1993, with a term at time of issue of more than one year is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below its "stated redemption price" (in the case of a bond with original issue discount, its "revised issue price").

Shareholders receiving social security and certain retirement benefits may be taxed on a portion of those benefits as a result of receiving tax-exempt income, including tax-exempt dividends from the Fund.

SPECIAL TAX RULES APPLICABLE TO TAX-EXEMPT FUNDS. In general, exempt-interest dividends, if any, attributable to interest received on certain private activity obligations and certain industrial development bonds will not be tax-exempt to any shareholders who are "substantial users of the facilities financed by such obligations or bonds or who are "related persons" of such substantial users, as further defined in the Code. Income derived from the Fund's investments other than tax-exempt instruments may give rise to taxable income. The Fund's shares must be held for more than six months in order to avoid the disallowance of a capital loss on the sale of Fund shares to the extent of tax-exempt dividends paid during that period. Part or all of the interest on indebtedness, if any, incurred or continued by a shareholder to purchase or carry shares of the Fund paying exempt-interest dividends is not deductible. The portion of interest that is not deductible is equal to the total interest paid or accrued on the indebtedness, multiplied by the percentage of the Fund's total distributions (not including distributions from net long-term capital gains) paid to the shareholder that are exempt-interest dividends. Under rules used by the Internal Revenue Service to determine when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

SALES OF SHARES. The sale, exchange or redemption of Fund shares may give rise to a gain or loss. In general, any gain realized upon a taxable disposition of shares generally will be treated as long-term capital gain if the shares have been held for more than one year. Otherwise the gain on the sale, exchange or redemption of Fund shares will be treated as short-term capital gain. In general, any loss realized upon a taxable disposition of shares will be treated as long-term loss if the shares have been held more than one year, and otherwise as short-term loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, capital loss to the extent of any long-term capital gain distributions received by the shareholder with respect to those shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed if other shares are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Under recently promulgated Treasury regulations, if on a disposition of Fund shares a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder in any single taxable year (or a greater loss over a combination of years), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper.

BACKUP WITHHOLDING. Certain distributions and redemptions may be subject to backup withholding for taxpayers who fail to furnish a correct tax identification number, who have under-reported dividend or interest income, or who fail to certify to the Fund that the shareholder is not subject to the withholding is provided to the Fund. This number and certification may be provided by either a Form W-9 or the accompanying application. In certain instances, CFS may be notified by the Internal Revenue Service that a shareholder is subject to backup withholding. The backup withholding rate is 28% for amounts paid through 2010. The backup withholding rate will be 31% for amounts paid after December 31, 2010.

HEDGING TRANSACTIONS. If the Fund engages in hedging transactions, including hedging transactions in options, futures contracts and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of the Fund and its shareholders.

SECURITIES ISSUED AT A DISCOUNT. The Fund's investment in debt securities issued at a discount and certain other obligations will (and investments in securities purchased at a discount may) require the Fund to accrue and distribute income not yet received. In such cases, the Fund may be required to sell assets (possibly at a time when it is not advantageous to do so) to generate the cash necessary to distribute as dividends to its shareholders all of its income and gains and therefore to eliminate any tax liability at the Fund level.

FOREIGN CURRENCY-DENOMINATED SECURITIES AND RELATED HEDGING TRANSACTIONS. The Fund's transactions in foreign currencies, foreign currency-denominated debt securities, certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

If more than 50% of the Fund's total assets at the end of its fiscal year are invested in stock or securities of foreign corporate issuers, the Fund may make an election permitting its shareholders to take a deduction or credit for federal income tax purposes for their pro rata portion of certain qualified foreign taxes paid by the Fund to foreign countries in respect of foreign securities the Fund has held for at least the minimum period specified in the Code. The Advisor will consider the value of the benefit to a typical shareholder, the cost to the Fund of compliance with the election, and incidental costs to shareholders in deciding whether to make the election. A shareholder's ability to claim such a foreign tax credit or deduction in respect of foreign taxes will be subject to certain limitations imposed by the Code, including a holding period requirement , as a result of which a shareholder may not get a full credit or deduction for the amount of foreign taxes so paid by the Fund. Shareholders who do not itemize on their federal income tax returns may claim a credit (but not a deduction) for such foreign taxes.

Investment by the Fund in certain "passive foreign investment companies" could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may be able to elect to treat a passive foreign investment company as a "qualified electing fund," in which case the Fund will be required to include its share of the company's income and net capital gain annually, regardless of whether it receives any distribution from the company. Alternatively, the Fund may make an election to mark the gains (and, to a limited extent, losses) in such holdings "to the market" as though it had sold and repurchased its holdings in those passive foreign investment companies on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The qualified electing fund and mark-to-market elections may have the effect of accelerating the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require a Fund to liquidate other investments (including when it is not advantageous to do so) in order to meet its distribution requirement, which also may accelerate the recognition of gain and affect a Fund's total return.

MANAGEMENT OF THE FUNDS
The Advisor provides administrative and management services to the Funds. On April 1, 2003, Fleet Investment Advisors Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc. and Newport Pacific Management, Inc.
(NPMI), merged into Columbia Management Advisors, Inc. Each of the four merging companies was a registered investment advisor and advised various Funds in the Columbia Funds Complex. The Advisor, located at 100 Federal Street, Boston, Massachusetts 02110, is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation, a U.S. financial holding company. The Advisor is the surviving company in these mergers and is now the investment advisor of the Funds. The Advisor has been an investment advisor since 1969.

In addition, immediately prior to the mergers described above and also on April 1, 2003, Newport Fund Management, Inc. (NFMI), a subsidiary of NPMI and a registered investment advisor that advised several Funds in the Columbia Funds Complex, merged into NPMI. As a result of NPMI's merger into the Advisor, the Advisor is now the Advisor to the Funds previously advised by NFMI.

TRUSTEES AND OFFICERS (THIS SECTION APPLIES TO ALL OF THE FUNDS)

The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Funds in the Columbia Funds Complex, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below. Each officer listed below serves as an officer of each Fund in the Columbia Funds Complex.

                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address              Position     Appointed to    Principal Occupation(s)         Overseen
      and Age                with Funds     Office(1)                                      by Trustee       Other Directorships Held
      -------                ----------     -------        During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Douglas A. Hacker (Age 48)     Trustee        1996       Executive Vice President --          119            Orbitz, Inc. (on-line
P.O. Box 66100                                           Strategy of United Airlines                            travel company)
Chicago, IL 60666                                        (airline) since December, 2002
                                                         (formerly President of UAL
                                                         Loyalty Services (airline)
                                                         from September, 2001 to
                                                         December, 2002; Executive Vice
                                                         President and Chief Financial
                                                         Officer of United Airlines
                                                         from March, 1993 to September,
                                                         2001).



Janet Langford Kelly (Age 45)  Trustee        1996       Chief Administrative Officer         119                   None
3100 West Beaver Road                                    and Senior Vice President,
Troy, MI 48084-3163                                      Kmart Holding Corporation
                                                         (consumer goods) since
                                                         September, 2003 (formerly
                                                         Executive Vice
                                                         President-Corporate
                                                         Development and
                                                         Administration, General
                                                         Counsel and Secretary, Kellogg
                                                         Company (food manufacturer),
                                                         from September, 1999 to
                                                         August, 2003; Senior Vice
                                                         President, Secretary and
                                                         General Counsel, Sara Lee
                                                         Corporation (branded,
                                                         packaged, consumer-products
                                                         manufacturer) from January,
                                                         1995 to September, 1999).




Richard W. Lowry (Age 67)      Trustee        1995       Private Investor since August,       121(3)                None
10701 Charleston Drive                                   1987 (formerly Chairman and
Vero Beach, FL 32963                                     Chief Executive Officer, U.S.
                                                         Plywood Corporation (building
                                                         products manufacturer)).




                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address              Position     Appointed to    Principal Occupation(s)         Overseen
      and Age                with Funds     Office(1)                                      by Trustee       Other Directorships Held
      -------                ----------     -------        During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Charles R. Nelson (Age 61)     Trustee        1981       Professor of Economics,              119                   None
Department of Economics                                  University of Washington,
University of Washington                                 since January, 1976; Ford and
Seattle, WA 98195                                        Louisa Van Voorhis Professor
                                                         of Political Economy,
                                                         University of Washington,
                                                         since September, 1993;
                                                         Director, Institute for
                                                         Economic Research, University
                                                         of Washington, since
                                                         September, 2001; Adjunct
                                                         Professor of Statistics,
                                                         University of Washington,
                                                         since September, 1980;
                                                         Associate Editor, Journal of
                                                         Money Credit and Banking,
                                                         since September, 1993;
                                                         consultant on econometric and
                                                         statistical matters.


John J. Neuhauser (Age 60)     Trustee        1985       Academic Vice President and          122(3),(4)     Saucony, Inc. (athletic
84 College Road                                          Dean of Faculties since                              footwear); SkillSoft
Chestnut Hill, MA 02467-3838                             August, 1999, Boston College                          Corp. (E-Learning)
                                                         (formerly Dean, Boston College
                                                         School of Management from
                                                         September, 1977 to September,
                                                         1999).


Patrick J. Simpson (Age 58)    Trustee        2000       Partner, Perkins Coie L.L.P.         119                   None
1211 S.W. 5th Avenue                                     (law firm).
Suite 1500
Portland, OR 97204

Thomas E. Stitzel (Age 67)     Trustee        1998       Business Consultant since 1999       119                   None
2208 Tawny Woods Place                                   (formerly Professor of Finance
Boise, ID  83706                                         from 1975 to 1999, College of
                                                         Business, Boise State
                                                         University); Chartered
                                                         Financial Analyst.





                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address               Position     Appointed to   Principal Occupation(s)         Overseen
      and Age                  with Funds     Office(1)                                    by Trustee       Other Directorships Held
      -------                  ----------     -------      During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
Thomas C. Theobald (Age 66)    Trustee and     1996        Managing Director, William         119           Anixter International
27 West Monroe Street,         Chairman of                 Blair Capital Partners                             (network support
Suite 3500                     the Board                   (private equity investing)                       equipment distributor),
Chicago, IL 60606                                          since September, 1994.                           Jones Lang LaSalle (real
                                                                                                               estate management
                                                                                                            services) and MONY Group
                                                                                                               (life insurance)


Anne-Lee Verville (Age 58)     Trustee         1998        Author and speaker on              120(4)        Chairman of the Board of
359 Stickney Hill Road                                     educational systems needs                        Directors, Enesco Group,
Hopkinton, NH  03229                                       (formerly General Manager,                       Inc. (designer, importer
                                                           Global Education Industry, IBM                   and distributor of
                                                           Corporation (computer and                        giftware and
                                                           technology) from 1994 to                         collectibles)
                                                           1997).


Richard L. Woolworth (Age 62)  Trustee         1991        Retired since December 2003        119           NW Natural (natural gas
100 S.W. Market Street                                     (formerly Chairman and Chief                     service provider)
#1500                                                      Executive Officer, The Regence
Portland, OR 97207                                         Group (regional health
                                                           insurer); Chairman and Chief
                                                           Executive Officer, BlueCross
                                                           BlueShield of Oregon;
                                                           Certified Public Accountant,
                                                           Arthur Young & Company)




                                                                                           Number of
                                                                                         Portfolios in
                                            Year First                                   Columbia Funds
                                            Elected or                                      Complex
   Name, Address               Position     Appointed to   Principal Occupation(s)         Overseen
      and Age                  with Funds     Office(1)                                    by Trustee       Other Directorships Held
      -------                  ----------     -------      During Past Five Years          ----------       ------------------------
                                                           ----------------------
DISINTERESTED TRUSTEES
William E. Mayer(2) (Age 63)    Trustee        1994        Managing Partner, Park Avenue      121(3)        Lee Enterprises (print
399 Park Avenue                                            Equity Partners (private                         media), WR Hambrecht +
Suite 3204                                                 equity) since February, 1999                     Co. (financial service
New York, NY 10022                                         (formerly Founding Partner,                      provider) and First
                                                           Development Capital LLC from                     Health (healthcare)
                                                           November 1996 to February,
                                                           1999).




Joseph R. Palombo(2) (Age 50)  Trustee and     2000        Executive Vice President and       120(5)                None
One Financial Center           President                   Chief Operating Officer of
Boston, MA 02111                                           Columbia Management Group,
                                                           Inc. (Columbia Management)
                                                           since December, 2001 and
                                                           Director, Executive Vice
                                                           President and Chief Operating
                                                           Officer of the Advisor since
                                                           April, 2003 (formerly Chief
                                                           Operations Officer of Mutual
                                                           Funds, Liberty Financial
                                                           Companies, Inc. from August,
                                                           2000 to November, 2001;
                                                           Executive Vice President of
                                                           Stein Roe & Farnham
                                                           Incorporated (Stein Roe) from
                                                           April, 1999 to April, 2003;
                                                           Director of Colonial
                                                           Management Associates, Inc.
                                                           (Colonial) from April, 1999 to
                                                           April, 2003; Director of Stein
                                                           Roe from September, 2000 to
                                                           April, 2003) President of
                                                           Columbia Funds and Galaxy
                                                           Funds since February, 2003
                                                           (formerly Vice President from
                                                           September 2002 to February
                                                           2003); Manager of Columbia
                                                           Floating Rate Limited
                                                           Liability Company since
                                                           October, 2000; (formerly Vice
                                                           President of the Columbia
                                                           Funds from April, 1999 to
                                                           August, 2000; Chief Operating
                                                           Officer and Chief Compliance
                                                           Officer, Putnam Mutual Funds
                                                           from December, 1993 to March,
                                                           1999).


(1)In December 2000, the boards of each of the former Liberty Funds and former Stein Roe Funds were combined into one board of trustees responsible for the oversight of both fund groups (collectively, the "Liberty Board"). In October 2003, the trustees on the Liberty Board were elected to the boards of the Columbia Funds (the "Columbia Board") and of the CMG Funds (the "CMG Funds Board"); simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors on the Columbia Board and trustees on the CMG Funds Board, were appointed to serve as trustees of the Liberty Board. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Columbia Funds Complex.

(2)Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co. Mr. Palombo is an interested person as an employee of the Advisor.

(3)Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds, currently consisting of 2 funds, which are advised by an affiliate of the Advisor.

(4)Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

(5)Mr. Palombo also serves as an interested director of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.



                                                          Year First
                                                          Elected or
          Name, Address               Position           Appointed to                            Principal Occupation(s)
             and Age                 with Funds             Office
             -------                 ----------             ------                               During Past Five Years
                                                                                                 ----------------------
Officers
Vicki L. Benjamin (Age 42)              Chief                2001               Controller of the Columbia Funds and of the Liberty
One Financial Center                 Accounting                                 All-Star Funds since May, 2002; Chief Accounting
Boston, MA 02111                     Officer and                                Officer of the Columbia Funds and Liberty All-Star
                                                                                Funds since June, 2001; Controller and Chief
                                                                                Accounting Officer of the Galaxy Funds since
                                                                                September, 2002 (formerly Controller Vice President,
                                                                                Corporate Audit, State Street Bank and Trust Company
                                                                                from May, 1998 to April, 2001; Audit Manager from
                                                                                July, 1994 to June, 1997; Senior Audit Manager from
                                                                                July, 1997 to May, 1998, Coopers & Lybrand, LLP).


J. Kevin Connaughton (Age 39)        Treasurer               2000               Treasurer of the Columbia Funds and of the Liberty
One Financial Center                                                            All-Star Funds since December, 2000; Vice President
Boston, MA 02111                                                                of the Advisor since April, 2003 (formerly
                                                                                Controller of the Columbia Funds and of the Liberty
                                                                                All-Star Funds from February, 1998 to October,
                                                                                2000); Treasurer of the Galaxy Funds since
                                                                                September, 2002; Treasurer, Columbia Management
                                                                                Multi-Strategy Hedge Fund, LLC since December, 2002
                                                                                (formerly Vice President of Colonial from February,
                                                                                1998 to October, 2000 and Senior Tax Manager,
                                                                                Coopers & Lybrand, LLP from April, 1996 to January,
                                                                                1998).


David A. Rozenson (Age 49)           Secretary               2003               Secretary of the Columbia Funds and of the Liberty
One Financial Center                                                            All-Star Funds since December, 2003; Senior Counsel,
Boston, MA 02111                                                                Fleet Boston Financial Corporation since January,
                                                                                1996: Associate General Counsel, Columbia Management
                                                                                Group since November, 2002.




Trustee Positions


As of December 31, 2003, no disinterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of FleetBoston Financial, the Advisor, another investment advisor, sub-advisor or portfolio manager of any of the funds in the Columbia Funds Complex or any person controlling, controlled by or under common control with any such entity.

Approving the Investment Advisory Contract

In determining to approve the most recent annual extension of a Fund's management agreement, the Trustees met over the course of the year with the relevant investment advisory personnel from the Advisor and considered information provided by the Advisor relating to the education, experience and number of investment professionals and other personnel providing services under that agreement. See "Managing the Fund" in each Fund's Prospectus and "Trustees and Officers" in this SAI. The Trustees also took into account the time and attention devoted by senior management to the Funds and the other funds in the Columbia Funds Complex. The Trustees evaluated the level of skill required to manage the Funds and concluded that the human resources devoted by the Advisor to the Funds were appropriate to fulfill effectively the Advisor's duties under the agreement. The Trustees also considered the business reputation of the Advisor and its financial resources, and concluded that the Advisor would be able to meet any reasonably foreseeable obligations under the agreement.

The Trustees received information concerning the investment philosophy and investment process applied by the Advisor in managing the Funds. See "Principal Investment Strategies" and "Principal Investment Risks" in the Funds' Prospectuses. In this connection, the Trustees considered the Advisor's in-house research capabilities as well as other resources available to the Advisor's personnel, including research services available to the Advisor as a result of securities transactions effected for the Funds and other investment advisory clients. The Trustees concluded that the Advisor's investment process, research capabilities and philosophy were well suited to each Fund, given each Fund's investment goal(s) and policies.

The Trustees considered the scope of the services provided by the Advisor to the Funds under the agreement relative to services provided by third parties to other mutual funds. See "Fund Charges and Expenses" and "Management of the Funds -- The Management Agreement". The Trustees concluded that the scope of the Advisor's services to the Funds was consistent with the Funds' operational requirements, including, in addition to its investment goal, compliance with each Fund's investment restrictions, tax and reporting requirements and related shareholder services.

The Trustees considered the quality of the services provided by the Advisor to the Funds. The Trustees evaluated the Advisor's record with respect to regulatory compliance and compliance with the investment policies of each Fund. The Trustees also evaluated the procedures of the Advisor designed to fulfill the Advisor's fiduciary duty to the Funds with respect to possible conflicts of interest, including the Advisor's code of ethics (regulating the personal trading of its officers and employees) (see "Management of the Funds -- Code of Ethics"), the procedures by which the Advisor allocates trades among its various investment advisory clients and the record of the Advisor in these matters. The Trustees also received information concerning standards of the Advisor with respect to the execution of portfolio transactions. See "Management of the Funds -- Portfolio Transactions."

The Trustees considered the Advisor's management of non-advisory services provided by persons other than the Advisor by reference, among other things, to each Fund's total expenses and the reputation of each Fund's other service providers. See "Your Expenses" in each Fund's Prospectus(es). The Trustees also considered information provided by third parties relating to each Fund's investment performance relative to its performance benchmark(s), relative to other similar funds managed by the Advisor and relative to funds managed similarly by other advisors. The Trustees reviewed performance over various periods, including each Fund's one, five and ten year calendar year periods and/or the life of the Fund, as applicable (See "Performance History" in the Fund's Prospectuses), as well as factors identified by the Advisor as contributing to each Fund's performance. See each Fund's most recent annual and semi-annual reports. The Trustees concluded that the scope and quality of the Advisor's services was sufficient to merit reapproval of the agreement for another year.

In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the agreement. The Trustees reviewed information concerning fees paid to investment advisors of similarly-managed funds. The Trustees also considered the fees of the Funds as a percentage of assets at different asset levels and possible economies of scale to the Advisor. The Trustees evaluated the Advisor's profitability with respect to the Funds, concluding that such profitability appeared to be generally consistent with levels of profitability that had been determined by courts to be "not excessive." For these purposes, the Trustees took into account not only the actual dollar amount of fees paid by the Funds directly to the Advisor, but also so-called "fallout benefits" to the Advisor such as reputational value derived from serving as investment Advisor to the Funds and the research services available to the Advisor by reason of brokerage commissions generated by each Fund's turnover. In evaluating the Funds' advisory fees, the Trustees also took into account the complexity of investment management for the Funds relative to other types of funds. Based on challenges associated with less readily available market information about foreign issuers and smaller capitalization companies, limited liquidity of certain securities, and the specialization required for focused funds, the Trustees concluded that generally greater research intensity and trading acumen is required for equity funds, and for international or global funds, as compared to funds investing, respectively, in debt obligations or in U.S. issuers. Similarly, the Trustees concluded that, generally, small capitalization equity funds and focused funds including state specific municipal funds, require greater intensity of research and trading acumen than larger capitalization or more diversified funds. See "The Fund" in each Fund's Prospectus.

Based on the foregoing, the Trustees concluded that the fees to be paid the Advisor under the advisory agreement were fair and reasonable, given the scope and quality of the services rendered by the Advisor.

General

Messrs. Lowry, Mayer and Neuhauser are also trustees/directors of the Liberty All-Star Funds. Messrs. Neuhauser and Palombo and Ms. Verville are also directors of Columbia Management Multi-Strategy Hedge Fund, LLC.

         The Trustees serve as trustees of all open-end Funds managed by the Advisor for which each Trustee (except Mr. Palombo) will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. Beginning in December, 2003, Mr. Theobald began serving as the Chairman of the Board. Mr. Theobald receives an additional annual retainer of $40,000 for serving in this capacity. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and members of Committees, except the Audit Committee, receive $1,500 for each committee meeting . The Audit Committee chair receives an annual retainer of $10,000 and each Audit Committee member receives $2,000 for each Audit Committee meeting. Committee members receive $1,000 for each special telephonic committee meeting. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.


The Advisor and/or its affiliate, Colonial Advisory Services, Inc. (CASI), has rendered investment advisory services to investment company, institutional and other clients since 1931. The Advisor currently serves as investment advisor or administrator for 71 open-end and 14 closed-end management investment company portfolios. Trustees and officers of the Trust, who are also officers of the Advisor or its affiliates, will benefit from the advisory fees, sales commissions and agency fees paid or allowed by the Trust.

The Agreement and Declaration of Trust (Declaration) of the Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust but that such indemnification will not relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

The Trustees have the authority to convert the Funds into a master fund/feeder fund structure. Under this structure, a Fund may invest all or a portion of its investable assets in investment companies with substantially the same investment goals, policies and restrictions as the Fund. The primary reason to use the master fund/feeder fund structure is to provide a mechanism to pool, in a single master fund, investments of different investor classes, resulting in a larger portfolio, investment and administrative efficiencies and economies of scale.

MANAGEMENT AGREEMENT
Under a Management Agreement (Agreement), the Advisor has contracted to furnish each Fund with investment research and recommendations or fund management, respectively, and accounting and administrative personnel and services, and with office space, equipment and other facilities. For these services and facilities, each Fund pays a monthly fee based on the average of the daily closing value of the total net assets of each Fund for such month. Under the Agreement, any liability of the Advisor to the Trust, a Fund and/or its shareholders is limited to situations involving the Advisor's own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

The Agreement may be terminated with respect to the Fund at any time on 60 days' written notice by the Advisor or by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. The Agreement will automatically terminate upon any assignment thereof and shall continue in effect from year to year only so long as such continuance is approved at least annually
(i) by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Advisor or the Trust, cast in person at a meeting called for the purpose of voting on such approval.

The Advisor pays all salaries of officers of the Trust. The Trust pays all expenses not assumed by the Advisor including, but not limited to, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The Trust pays the cost of printing and mailing any

Prospectuses sent to shareholders. Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.) (CFD) pays the cost of printing and distributing all other Prospectuses.

ADMINISTRATION AGREEMENT (THIS SECTION APPLIES ONLY TO CERTAIN FUNDS AND THEIR RESPECTIVE TRUSTS. SEE "FUND CHARGES AND EXPENSES" IN PART 1 OF THIS SAI FOR INFORMATION REGARDING YOUR FUND).

Under an Administration Agreement, the Advisor, in its capacity as the Administrator to each Fund, has contracted to perform the following administrative services:

              (a) providing office space, equipment and clerical personnel;

              (b) arranging, if desired by the respective Trust, for its directors, officers and employees to serve as Trustees, officers or agents of each Fund;

              (c) preparing and, if applicable, filing all documents required for compliance by each Fund with applicable laws and regulations;

              (d) preparation of agendas and supporting documents for and minutes of meetings of Trustees, committees of Trustees and shareholders;

              (e) coordinating and overseeing the activities of each Fund's other third-party service providers; and

              (f)       maintaining certain books and records of each Fund.

With respect to Columbia Money Market Fund (formerly named Liberty Money Market
Fund) and Columbia Municipal Money Market Fund (formerly named Liberty Municipal Money Market Fund), the Administration Agreement for these Funds provides that the Advisor will monitor compliance by the Fund with Rule 2a-7 under the 1940 Act and report to the Trustees from time to time with respect thereto. The Advisor is paid a monthly fee at the annual rate of average daily net assets set forth in Part 1 of this SAI.

THE PRICING AND BOOKKEEPING AGREEMENT

The Advisor is responsible for providing accounting and bookkeeping services to each Fund pursuant to a pricing and bookkeeping agreement. Under a separate agreement (Outsourcing Agreement), the Advisor has delegated those functions to State Street Bank and Trust Company (State Street). The Advisor pays fees to State Street under the Outsourcing Agreement. SEE "FUND CHARGES AND EXPENSES" IN
PART 1 OF THIS SAI FOR INFORMATION ON THESE FEES.


PORTFOLIO TRANSACTIONS

INVESTMENT DECISIONS. The Advisor acts as investment advisor to each of the Funds. The Advisor's affiliate, CASI, advises other institutional, corporate, fiduciary and individual clients for which CASI performs various services. Various officers and Trustees of the Trust also serve as officers or Trustees of other funds and the other corporate or fiduciary clients of the Advisor. The Funds and clients advised by the Advisor or the Funds administered by the Advisor sometimes invest in securities in which the Fund also invests and sometimes engage in covered option writing programs and enter into transactions utilizing stock index options and stock index and financial futures and related options ("other instruments"). If the Fund, such other funds and such other clients desire to buy or sell the same portfolio securities, options or other instruments at about the same time, the purchases and sales are normally made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each. Although in some cases these practices could have a detrimental effect on the price or volume of the securities, options or other instruments as far as the Fund is concerned, in most cases it is believed that these practices should produce better executions. It is the opinion of the Trustees that the desirability of retaining the Advisor as investment advisor to the Funds outweighs the disadvantages, if any, which might result from these practices.

BROKERAGE AND RESEARCH SERVICES. Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc., and subject to seeking "best execution" (as defined below) and such other policies as the Trustees may determine, the Advisor may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute securities transactions for a Fund.

The Advisor places the transactions of the Funds with broker-dealers selected by the Advisor and, if applicable, negotiates commissions. Broker-dealers may receive brokerage commissions on portfolio transactions, including the purchase and writing of options, the effecting of closing purchase and sale transactions, and the purchase and sale of underlying securities upon the exercise of options and the purchase or sale of other instruments. The Funds from time to time also execute portfolio transactions with such broker-dealers acting as principals. The Funds do not intend to deal exclusively with any particular broker-dealer or group of broker-dealers.

It is the Advisor's policy generally to seek best execution, which is to place the Funds' transactions where the Funds can be expected to obtain the most favorable combination of price and execution services in particular transactions or provided on a continuing basis by a broker-dealer, and to deal directly with a principal market maker in connection with over-the-counter transactions, except when it is believed that best execution is obtainable elsewhere. In evaluating the execution services of, including the overall reasonableness of brokerage commissions paid to, a broker-dealer, consideration is given to, among other things, the firm's general execution and operational capabilities, and to its reliability, integrity and financial condition.

Securities transactions of the Funds may be executed by broker-dealers who also provide research services (as defined below) to the Advisor and the Funds. The Advisor may use all, some or none of such research services in providing investment advisory services to each of its investment company and other clients, including the Fund. To the extent that such services are used by the Advisor, they tend to reduce the Advisor's expenses. In the Advisor's opinion, it is impossible to assign an exact dollar value for such services.

The Trustees have authorized the Advisor to cause the Funds to pay a broker-dealer which provides brokerage and research services to the Advisor an amount of commission for effecting a securities transaction, including the sale of an option or a closing purchase transaction, for the funds in excess of the amount of commission which another broker-dealer would have charged for effecting that transaction. As provided in Section 28(e) of the Securities Exchange Act of 1934, "brokerage and research services" include advice as to the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors and trends and portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Advisor must determine in good faith that such greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of that particular transaction or the Advisor's overall responsibilities to the Funds and all its other clients.

The Trustees have authorized the Advisor to utilize the services of a clearing agent with respect to all call options written by Funds that write options and to pay such clearing agent commissions of a fixed amount per share (currently
1.25 cents) on the sale of the underlying security upon the exercise of an option written by a Fund.

The Advisor may use the services of Quick & Reilly, Inc., or Fleet Securities, Inc., each an affiliate of the Advisor, when buying or selling securities for a Fund's portfolio pursuant to procedures adopted by the Trustees and 1940 Act Rule 17e-1. Under the Rule, the Advisor must ensure that commissions a Fund pays to affiliates of the Advisor on portfolio transactions are reasonable and fair compared to commissions received by other broker-dealers in connection with comparable transactions involving similar securities being bought or sold at about the same time. The Advisor will report quarterly to the Trustees on all securities transactions placed through affiliates of the Advisor so that the Trustees may consider whether such trades complied with these procedures and the Rule.

PRINCIPAL UNDERWRITER
CFD is the principal underwriter of the Trust's shares. CFD has no obligation to buy the Funds' shares, and purchases the Funds' shares only upon receipt of orders from authorized FSFs or investors.

INVESTOR SERVICING AND TRANSFER AGENT
CFS is the Trust's investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees which are paid monthly by the Trust. The fee paid to CFS is based on number of accounts plus reimbursement for certain out-of-pocket expenses. SEE "FUND CHARGES AND EXPENSES" IN PART 1 OF THIS SAI FOR INFORMATION ON FEES RECEIVED BY CFS. The agreement continues indefinitely but may be terminated by 90 days' notice by the Fund to CFS or generally by 6 months' notice by CFS to the Fund. The agreement limits the liability of CFS to the Fund for loss or damage incurred by the Fund to situations involving a failure of CFS to use reasonable care or to act in good faith in performing its duties under the agreement. It also provides that the Fund will indemnify CFS against, among other things, loss or damage incurred by CFS on account of any claim, demand, action or suit made on or against CFS not resulting from CFS's bad faith or negligence and arising out of, or in connection with, its duties under the agreement.

CODE OF ETHICS
The Funds, the Advisor, and CFD have adopted Codes of Ethics pursuant to the requirements of the Act. These Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Funds. These Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room and may be obtained by calling the SEC at 1-202-942-8090. These Codes are also available on the EDGAR Database on the SEC's internet web site at http://www.sec.gov, and may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

ANTI-MONEY LAUNDERING COMPLIANCE

The Funds are required to comply with various anti-money laundering laws and regulations. Consequently, the Funds may request additional information from you to verify your identity. If at any time the Funds believe a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Funds may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Funds also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit a Fund to inform the shareholder that it has taken the actions described above.

PROXY VOTING POLICIES

THE FUND HAS DELEGATED TO THE ADVISOR THE RESPONSIBILITY TO VOTE PROXIES RELATING TO PORTFOLIO SECURITIES HELD BY THE FUND. IN DECIDING TO DELEGATE THIS RESPONSIBILITY TO THE ADVISOR, THE BOARD OF TRUSTEES OF THE TRUST REVIEWED AND APPROVED THE POLICIES AND PROCEDURES ADOPTED BY THE ADVISOR. THESE INCLUDED THE PROCEDURES THAT THE ADVISOR FOLLOWS WHEN A VOTE PRESENTS A CONFLICT BETWEEN THE INTERESTS OF THE FUND AND ITS SHAREHOLDERS AND THE ADVISOR, ITS AFFILIATES, ITS OTHER CLIENTS OR OTHER PERSONS.


THE ADVISOR'S POLICY IS TO VOTE ALL PROXIES FOR FUND SECURITIES IN A MANNER CONSIDERED BY THE ADVISOR TO BE IN THE BEST INTEREST OF THE FUND AND ITS SHAREHOLDERS WITHOUT REGARD TO ANY BENEFIT TO THE ADVISOR, ITS AFFILIATES, ITS OTHER CLIENTS OR OTHER PERSONS. THE ADVISOR EXAMINES EACH PROPOSAL AND VOTES AGAINST THE PROPOSAL, IF, IN ITS JUDGMENT, APPROVAL OR ADOPTION OF THE PROPOSAL WOULD BE EXPECTED TO IMPACT ADVERSELY THE CURRENT OR POTENTIAL MARKET VALUE OF THE ISSUER'S SECURITIES. THE ADVISOR ALSO EXAMINES EACH PROPOSAL AND VOTES THE PROXIES AGAINST THE PROPOSAL, IF, IN ITS JUDGMENT, THE PROPOSAL WOULD BE EXPECTED TO AFFECT ADVERSELY THE BEST INTEREST OF THE FUND. THE ADVISOR DETERMINES THE BEST INTEREST OF THE FUND IN LIGHT OF THE POTENTIAL ECONOMIC RETURN ON THE FUND'S INVESTMENT.


The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of the Fund, without consideration of any benefit to the Advisor, its affiliates, its other clients or other persons. A member of the Proxy Committee is prohibited from voting on any proposal for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.

The Advisor has three classes of proxy proposals. The first two classes are predetermined guidelines to vote for or against specific proposals, unless otherwise directed by the Proxy Committee. The third class is for proposals given special consideration by the Proxy Committee. In addition, the Proxy Committee considers requests to vote on proposals in the first two classes other than according to the predetermined guidelines.

The Advisor generally votes in favor of proposals related to the following matters: selection of auditors (unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates), election of directors (unless the proposal gives management the ability to alter the size of the board without shareholder approval), different persons for chairman of the board /chief executive officer (unless, in light of the size of the company and the nature of its shareholder base, the role of chairman and CEO are not held by different persons), compensation (if provisions are consistent with standard business practices), debt limits (unless proposed specifically as an anti-takeover action), indemnifications (unless for negligence and or breaches of fiduciary duty), meetings, name of company, principal office (unless the purpose is to reduce regulatory or financial supervision), reports and accounts (if the certifications required by Sarbanes-Oxley Act of 2002 have been provided), par value, shares (unless proposed as an anti-takeover action), share repurchase programs, independent committees, and equal opportunity employment.

The Advisor generally votes against proposals related to the following matters: super majority voting, cumulative voting, preferred stock, warrants, rights, poison pills, reclassification of common stock and meetings held by written consent.

The Advisor gives the following matters special consideration: new proposals, proxies of investment company shares (other than those covered by the predetermined guidelines), mergers/acquisitions (proposals where a hostile merger/acquisition is apparent or where the Advisor represents ownership in more than one of the companies involved), shareholder proposals (other than those covered by the predetermined guidelines), executive/director compensation (other than those covered by the predetermined guidelines), pre-emptive rights and proxies of international issuers which block securities sales between submission of a proxy and the meeting (proposals for these securities are voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with predetermined guidelines).

In addition, if a portfolio manager or other party involved with a client of the Advisor or Fund account concludes that the interest of the client or Fund requires that a proxy be voted on a proposal other than according to the predetermined guidelines, he or she may request that the Proxy Committee consider voting the proxy differently. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to a predetermined guideline, that person must furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders or any other matter known to the person (or entity) that would create a potential conflict of interest.

The Proxy Committee may vary from the predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to affect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted.


The Advisor's Proxy Committee is composed of operational and investment representatives of its regional offices as well as senior representatives of the Advisor's equity investments, equity research, compliance and legal functions. During the first quarter of each year, the Proxy Committee reviews all guidelines and establishes guidelines for expected new proposals. In addition to these reviews and its other responsibilities described above, its functions include annual review of its Proxy Voting Policy and Procedures to ensure consistency with internal policies and regulatory agency policies, and development and modification of voting guidelines and procedures as it deems appropriate or necessary.

The Advisor uses Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

DETERMINATION OF NET ASSET VALUE
Each Fund determines net asset value (NAV) per share for each class as of the close of the New York Stock Exchange (Exchange) (generally 4:00 p.m. Eastern time) each day the Exchange is open, except that certain classes of assets, such as index futures, for which the market close occurs shortly after the close of regular trading on the Exchange will be priced at the closing time of the market on which they trade. Currently, the Exchange is closed Saturdays, Sundays and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Funds with portfolio securities which are primarily listed on foreign exchanges may experience trading and changes in NAV on days on which such Fund does not determine NAV due to differences in closing policies among exchanges. This may significantly affect the NAV of the Fund's redeemable securities on days when an investor cannot redeem such securities Debt securities generally are valued by a pricing service which determines valuations based upon market transactions for normal, institutional-size trading units of similar securities. However, in circumstances where such prices are not available or where the Advisor deems it appropriate to do so, an over-the-counter or exchange bid quotation is used. Securities listed on an exchange or on NASDAQ are valued at the last sale price (or the official closing price as determined by the NASDAQ system, if different, as applicable). Listed securities for which there were no sales during the day and unlisted securities generally are valued at the last quoted bid price. Options are valued at the last sale price or in the absence of a sale, the mean between the last quoted bid and offering prices. Short-term obligations with a maturity of 60 days or less are valued at amortized cost pursuant to procedures adopted by the Trustees. The values of foreign securities quoted in foreign currencies are translated into U.S. dollars at the exchange rate for that day. Portfolio positions for which market quotations are not readily available and other assets are valued at fair value as determined by the Advisor in good faith under the direction of the Trust's Board of Trustees.

Generally, trading in certain securities (such as foreign securities) is substantially completed each day at various times prior to the close of the Exchange. Trading on certain foreign securities markets may not take place on all business days in New York, and trading on some foreign securities markets takes place on days which are not business days in New York and on which the Fund's NAV is not calculated. The values of these securities used in determining the NAV are computed as of such times. Also, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain securities (such as convertible bonds, U.S. government securities, and tax-exempt securities) are determined based on market quotations collected earlier in the day at the latest practicable time prior to the close of the Exchange. Occasionally, events affecting the value of such securities may occur between such times and the close of the Exchange which will not be reflected in the computation of each Fund's NAV. If events materially affecting the value of such securities occur during such period, then these securities will be valued at fair value following procedures approved by the Trust's Board of Trustees.

(The following two paragraphs are applicable only to Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund), Columbia Newport Greater China Fund (formerly named Liberty Newport Greater China Fund), Columbia Newport Europe Fund (formerly named Liberty Newport Europe Fund) and Columbia Newport Asia Pacific Fund (formerly named Liberty Newport Asia Pacific Fund))

Trading in securities on stock exchanges and over-the-counter markets in the Far East is normally completed well before the close of the business day in New York. Trading on Far Eastern securities markets may not take place on all business days in New York, and trading on some Far Eastern securities markets does take place on days which are not business days in New York and on which the Fund's NAV is not calculated.

The calculation of the Fund's NAV accordingly may not take place contemporaneously with the determination of the prices of the Fund's portfolio securities used in such calculations. Events affecting the values of portfolio securities that occur between the time their prices are determined and the close of the Exchange (when the Fund's NAV is calculated) will not be reflected in the Fund's calculation of NAV unless the Advisor, acting under procedures established by the Board of Trustees of the Trust, deems that the particular event would materially affect the Fund's NAV, in which case an adjustment will be made. Assets or liabilities initially expressed in terms of foreign currencies are translated prior to the next determination of the NAV of the Fund's shares into U.S. dollars at prevailing market rates.

AMORTIZED COST FOR MONEY MARKET FUNDS (SEE "AMORTIZED COST FOR MONEY MARKET FUNDS" UNDER "INFORMATION CONCERNING THE FUND" IN PART 1 OF THE SAI OF COLUMBIA MONEY MARKET FUND (FORMERLY NAMED LIBERTY MONEY MARKET FUND) AND COLUMBIA MUNICIPAL MONEY MARKET FUND (FORMERLY NAMED LIBERTY MUNICIPAL MONEY MARKET
FUND))

Money market funds generally value their portfolio securities at amortized cost according to Rule 2a-7 under the 1940 Act.

Under the amortized cost method a security is initially valued cost and thereafter amortized to maturity. This method assures a constant NAV but may result in a yield different from that of the same portfolio under the market value method. The Trust's Trustees have adopted procedures intended to stabilize a money market fund's NAV per share at $1.00. When a money market fund's market value deviates from the amortized cost of $1.00, and results in a material dilution to existing shareholders, the Trust's Trustees will take corrective action that may include: realizing gains or losses; shortening the portfolio's maturity; withholding distributions; redeeming shares in kind; or converting to the market value method (in which case the NAV per share may differ from $1.00). All investments will be determined pursuant to procedures approved by the Trust's Trustees to present minimal credit risk.

See the Statement of Assets and Liabilities in the shareholder report of the Columbia Money Market Fund (formerly named Liberty Money Market Fund) for a specimen price sheet showing the computation of maximum offering price per share of Class A shares.

HOW TO BUY SHARES
The Prospectus contains a general description of how investors may buy shares of the Fund and tables of charges. This SAI contains additional information which may be of interest to investors.

The Fund may accept unconditional orders for shares to be executed at the public offering price based on the NAV per share next determined after the order is placed in good order. The public offering price is the NAV plus the applicable sales charge, if any. In the case of orders for purchase of shares placed through FSFs, the public offering price will be determined on the day the order is placed in good order, but only if the FSF receives the order prior to the time at which shares are valued and transmits it to the Fund before the Fund processes that day's transactions. If the FSF fails to transmit before the Fund processes that day's transactions, the customer's entitlement to that day's closing price must be settled between the customer and the FSF. If the FSF receives the order after the time at which the Fund values its shares, the price will be based on the NAV determined as of the close of the Exchange on the next day it is open. If funds for the purchase of shares are sent directly to CFS, they will be invested at the public offering price next determined after receipt in good order. Payment for shares of the fund must be in U.S. dollars; if made by check, the check must be drawn on a U.S. bank.

The Fund receives the entire NAV of shares sold. For shares subject to an initial sales charge, CFD's commission is the sales charge shown in the Fund's Prospectus less any applicable FSF discount. The FSF discount is the same for all FSFs, except that CFD retains the entire sales charge on any sales made to a shareholder who does not specify a FSF on the Investment Account Application ("Application"), and except that CFD may from time to time reallow additional amounts to all or certain FSFs. CFD generally retains some or all of any asset-based sales charge (distribution fee) or contingent deferred sales charge. Such charges generally reimburse CFD for any up-front and/or ongoing commissions paid to FSFs.

Checks presented for the purchase of shares of the Fund which are returned by the purchaser's bank or checkwriting privilege checks for which there are insufficient funds in a shareholder's account to cover redemption will subject such purchaser or shareholder to a $15 service fee for each check returned. Checks must be drawn on a U.S. bank and must be payable in U.S. dollars.

CFS acts as the shareholder's agent whenever it receives instructions to carry out a transaction on the shareholder's account. Upon receipt of instructions that shares are to be purchased for a shareholder's account, the designated FSF will receive the applicable sales commission. Shareholders may change FSFs at any time by written notice to CFS, provided the new FSF has a sales agreement with CFD.

Shares credited to an account are transferable upon written instructions in good order to CFS and may be redeemed as described under "How to Sell Shares" in the Prospectus. Certificates are not available for any class of shares offered by the Fund. If you currently hold previously issued share certificates, you may send the certificates to CFS for deposit to your account.

CFD may, at its expense, provide special sales incentives (such as cash payments in addition to the commissions specified in the Fund's Prospectus(es) and SAI) to FSFs that agree to promote the sale of shares of the Fund or other funds that CFD distributes. At its discretion, CFD may offer special sales incentives only to selected FSFs or to FSFs who have previously sold or expect to sell significant amounts of the Fund's shares.

SPECIAL PURCHASE PROGRAMS/INVESTOR SERVICES
The following special purchase programs/investor services may be changed or eliminated at any time.

AUTOMATIC INVESTMENT PLAN. As a convenience to investors, shares of most Funds advised by the Advisor may be purchased through the Automatic Investment Plan. Electronic fund transfers for a fixed amount of at least $50 are used to purchase a Fund's shares at the public offering price next determined after CFD receives the proceeds. If your Automatic Investment Plan purchase is by electronic funds transfer, you may request the Automatic Investment Plan purchase for any day. Further information and application forms are available from FSFs or from CFD.

AUTOMATED DOLLAR COST AVERAGING (Classes A, B, C, T, G and Z). The Automated Dollar Cost Averaging program allows you to exchange $100 or more on a monthly basis from any fund distributed by CFD in which you have a current balance of at least $5,000 into the same class of shares of up to four other Funds. Complete the Automated Dollar Cost Averaging section of the Application. There is no charge for exchanges made pursuant to the Automated Dollar Cost Averaging program. Exchanges will continue so long as your fund balance is sufficient to complete the transfers. Your normal rights and privileges as a shareholder remain in full force and effect. Thus you can buy any Fund, exchange between the same Class of shares of Funds by written instruction or by telephone exchange if you have so elected and withdraw amounts from any Fund, subject to the imposition of any applicable CDSC.

Any additional payments or exchanges into your Fund will extend the time of the Automated Dollar Cost Averaging program.

An exchange is generally a capital sale transaction for federal income tax purposes.

You may terminate your program, change the amount of the exchange (subject to the $100 minimum), or change your selection of funds, by telephone or in writing; if in writing by mailing your instructions to Columbia Funds Services, Inc. (formerly named Liberty Funds Services, Inc.) (CFS) P.O. Box 8081, Boston, MA 02266-8081.

You should consult your FSF or financial advisor to determine whether or not the Automated Dollar Cost Averaging program is appropriate for you.

CFD offers several plans by which an investor may obtain reduced initial or contingent deferred sales charges. These plans may be altered or discontinued at any time. See "Programs For Reducing or Eliminating Sales Charges" below for more information.

         CLASS T SHAREHOLDER SERVICES PLAN. The Trustees have approved a Shareholder Services Plan (the "Services Plan") pursuant to which the trusts plan to enter into servicing agreements with institutions (including Fleet Bank and its affiliates). Pursuant to these servicing agreements, institutions render certain administrative and support services to customers who are the beneficial owners of Class T shares of each Fund other than the Columbia Newport Tiger Fund. Such services are provided to the institution's customers who are the beneficial owners of Class T shares and are intended to supplement the services provided by the Fund's administrator and transfer agent to the shareholders of record of the Class T shares. The Services Plan provides that each Fund will pay fees for such services at an annual rate of up to 0.50% of the average daily net asset value of Class T shares owned beneficially by the institution's customers. Institutions may receive up to one-half of this fee for providing one or more of the following services to such customers: (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with CFD; (ii) processing dividend payments from a Fund; (iii) providing sub-accounting with respect to Class T shares or the information necessary for sub-accounting; and (iv) providing periodic mailings to customers. Institutions may also receive up to one-half of this fee for providing one or more of these additional services to such customers: (i) providing customers with information as to their positions in Class T shares; (ii) responding to customer inquiries; and (iii) providing a service to invest the assets of customers in Class T shares.

         The payments under the servicing agreements entered into as of the date of this SAI are limited to an aggregate fee of not more than 0.30% (on an annualized basis) of the average daily net asset value of the Class T shares of equity funds beneficially owned by customers of institutions and 0.15% (on an annualized basis) of the average daily net asset value of the Class T shares of bond funds beneficially owned by customers of institutions. The Funds understand that institutions may charge fees to their customers who are the beneficial owners of Class T shares in connection with their accounts with such institutions. Any such fees would be in addition to any amounts which may be received by an institution under the Services Plan. Under the terms of each servicing agreement, institutions are required to provide to their customers a schedule of any fees that they may charge in connection with customer investments in Class T shares.



         Each servicing agreement with an institution ("Service Organization") relating to the Services Plan requires that, with respect to those Funds which declare dividends on a daily basis, the Service Organization agrees to waive a portion of the servicing fee payable to it under the Services Plan to the extent necessary to ensure that the fees required to be accrued with respect to the Class T shares of such Funds on any day do not exceed the income to be accrued to such Class T shares on that day.



         During the last three fiscal years, the following payments were made to Service Organizations (net of expense reimbursements) with respect to Class T shares as shown in the table below:

                                                              SEPTEMBER 30,      OCTOBER 31,       OCTOBER 31,
                   FUND(1)(4)                                     2003             2002(3)           2001(2)
                   ----------                                     ----             -------           -------
                Columbia Asset Allocation Fund                  $506,628          $722,543           $914,162
                Columbia Large Cap Growth Fund                  $621,536          $872,400         $1,213,883
                Columbia Disciplined Value Fund                 $328,843          $480,502           $585,821
                Columbia Large Cap Core Fund                    $484,124          $666,709           $634,076
                Columbia International Equity Fund              $107,527          $151,816                N/A
                Columbia Small Cap Fund                         $318,591          $316,465           $258,937
                Columbia Small Company Equity Fund              $156,029          $201,135           $258,937
                Columbia Dividend Income Fund                         $0           $24,133            $20,192

--------
(1) Information shown for each Fund for periods prior to its reorganization is that of Retail A Shares of its predecessor fund. Class T shares are a newer class of shares created as part of the reorganization of certain Galaxy Funds.

(2) Expense reimbursements for the fiscal year ended October 31, 2001 were $26,074, $29,123, $5,541, $8,298 and $47,211, respectively, for the Asset
       Allocation Fund, Large Cap Fund, Dividend Fund, Value Fund and Growth
       Fund.

(3) Expense reimbursements for the fiscal year ended October 31, 2002 were $19,673, $90,360, $70,449, $21,761 and $3,789, respectively for the Asset
       Allocation Fund, Growth Fund, International Fund, Small Company Fund and Dividend Fund.

(4) The Funds changed their fiscal year end from October 31 to September 30 in 2003.


         The Class T servicing agreements are governed by the Services Plan approved by the Board of Trustees in connection with the offering of Class T shares of each Fund. Pursuant to the Services Plan, the Board of Trustees reviews, at least quarterly, a written report of the amounts paid under the servicing agreements and the purposes for which the expenditures were made. In addition, the arrangements with Service Organizations must be approved annually by a majority of the Trustees, including a majority of the trustees who are not "interested persons" of the Funds as defined in the 1940 Act and who have no direct or indirect financial interest in such arrangements (the "Disinterested Trustees").


The Board of Trustees has approved the service agreements with Service Organizations based on information provided by the Funds' service contractors that there is a reasonable likelihood that the arrangements will benefit the Funds and their shareholders by affording the Funds greater flexibility in connection with the efficient servicing of the accounts of the beneficial owners of Class T shares of the Funds. Any material amendment to the Funds' arrangements with Service Organizations must be approved by a majority of the Board of Trustees (including a majority of the Disinterested Trustees). So long as the service agreements with Service Organizations are in effect, the selection and nomination of the members of Columbia's Board of Trustees who are not "interested persons" (as defined in the 1940 Act) of the Funds will be committed to the discretion of such Disinterested Trustees.

TAX-SHELTERED RETIREMENT PLANS (Retirement Plans). CFD offers prototype tax-qualified plans, including Pension and Profit-Sharing Plans for individuals, corporations, employees and the self-employed. The minimum initial Retirement Plan investment is $25. Columbia Trust Company (CTC) is the Custodian/Trustee and Plan Sponsor of the Columbia Management prototype plans offered through CFD. In general, a $20 annual fee is charged. Detailed information concerning these Retirement Plans and copies of the Retirement Plans are available from CFD.

Participants in Retirement Plans not sponsored by CTC, not including Individual Retirement Accounts (IRAs), may be subject to an annual fee of $20 unless the Retirement Plan maintains an omnibus account with CFS. Participants in CTC sponsored prototype plans (other than IRAs) who liquidate the total value of their account may also be charged a $20 close-out processing fee payable to CFS. The fee is in addition to any applicable CDSC. The fee will not apply if the participant uses the proceeds to open a Columbia Management IRA Rollover account in any Fund distributed by CFD, or if the Retirement Plan maintains an omnibus account.

Consultation with a competent financial advisor regarding these Retirement Plans and consideration of the suitability of Fund shares as an investment under the Employee Retirement Income Security Act of 1974 or otherwise is recommended.

TELEPHONE ADDRESS CHANGE SERVICES. By calling CFS, shareholders or their FSF of record may change an address on a recorded telephone line. Confirmations of address change will be sent to both the old and the new addresses. Telephone redemption privileges are suspended for 30 days after an address change is effected. Please have your account and taxpayer identification numbers available when calling.

CASH CONNECTION. Dividends and any other distributions, including Systematic Withdrawal Plan (SWP) payments, may be automatically deposited to a shareholder's bank account via electronic funds transfer. Shareholders wishing to avail themselves of this electronic transfer procedure should complete the appropriate sections of the Application.

AUTOMATIC DIVIDEND DIVERSIFICATION. The automatic dividend diversification reinvestment program (ADD) generally allows shareholders to have all distributions from a Fund automatically invested in the same class of shares of another Fund. An ADD account must be in the same name as the shareholder's existing open account with the particular Fund. Call CFS for more information at 1-800-345-6611.

PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES
RIGHTS OF ACCUMULATION (Class A, Class B and Class T shares only) (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares). Reduced sales charges on Class A, B and T shares can be effected by combining a current purchase of Class A, Class B or Class T shares with prior purchases of Class A, B, C, T and Z shares of the funds distributed by CFD. The applicable sales charge is based on the combined total of:

1.     the current purchase; and

2. the value at the public offering price at the close of business on the previous day of all funds' Class A, B, C, T and Z shares held by the shareholder (except shares of any money market fund, unless such shares were acquired by exchange from Class A, B C, T or Z shares of another fund distributed by CFD other than a money market fund).

CFD must be promptly notified of each purchase which entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by CFS. A Fund may terminate or amend this Right of Accumulation.

STATEMENT OF INTENT (Class A and Class T shares only). Any person may qualify for reduced sales charges on purchases of Class A and T shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all Class A, B, C, T and Z shares held by the shareholder on the date of the Statement in Funds (except shares of any money market fund, unless such shares were acquired by exchange from Class A shares of another non-money market fund). The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.

During the term of a Statement, CFS will hold shares in escrow to secure payment of the higher sales charge applicable to Class A or T shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or a Fund to sell the amount of the Statement.

If a shareholder exceeds the amount of the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the FSF shall return to CFD the excess commission previously paid during the thirteen-month period.

If the amount of the Statement is not purchased, the shareholder shall remit to CFD an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such difference in sales charge, CFS will redeem that number of escrowed Class A shares to equal such difference. The additional amount of FSF discount from the applicable offering price shall be remitted to the shareholder's FSF of record.

Additional information about and the terms of Statements of Intent are available from your FSF, or from CFS at 1-800-345-6611.

REINSTATEMENT PRIVILEGE. An investor who has redeemed Class A, B, C or T shares (other than shares of the Columbia Newport Asia Pacific Fund (formerly named Liberty Newport Asia Pacific Fund), Columbia Newport Europe Fund (formerly named Liberty Newport Europe Fund), Columbia Newport Greater China Fund (formerly named Liberty Newport Greater China Fund), Columbia Global Equity Fund (formerly named Liberty Newport Global Equity Fund), Columbia Newport Japan Opportunities Fund (formerly named Liberty Newport Japan Opportunities Fund), Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund), Columbia International Equity Fund (formerly named Liberty International Equity Fund), Columbia European Thematic Equity Fund (formerly named Liberty European Thematic Equity
Fund) and Columbia Global Thematic Equity Fund (formerly named Liberty Global Thematic Equity Fund) that were redeemed within 30 days of their acquisition by exchange from another fund) may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of any Fund at the NAV next determined after CFS receives a written reinstatement request and payment. Investors who desire to exercise this privilege should contact their FSF or CFS. Shareholders may exercise this privilege an unlimited amount of times. Exercise of this privilege does not alter the federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.

PRIVILEGES OF COLUMBIA EMPLOYEES OR FINANCIAL SERVICE FIRMS (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. IN ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR TO CERTAIN FUNDS). Class A shares of certain Funds may be sold at NAV to the following individuals whether currently employed or retired: Trustees of funds advised or administered by the Advisor; directors, officers and employees of the Advisor, CFD and companies affiliated with the Advisor; registered representatives and employees of FSFs (including their affiliates) that are parties to dealer agreements or other sales arrangements with CFD; and such persons' families and their beneficial accounts.

PRIVILEGES OF COLUMBIA ACORN FUNDS (FORMERLY NAMED LIBERTY ACORN FUNDS) SHAREHOLDERS. Any shareholder who owned shares of any fund of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000 (when all of the then outstanding shares of Columbia Acorn Trust were re-designated Class Z shares) and who since that time has remained a shareholder of any fund distributed by CFD, may purchase Class A shares of any fund distributed by CFD at NAV in those cases where a Columbia Fund Class Z share is not available. Qualifying shareholders will not be subject to any Class A initial sales charge or CDSC; however, they will be subject to the annual Rule 12b-1 service fee.

EXCHANGES FOR CLIENTS OF AFFILIATES OF INVESTMENT ADVISOR. Clients of affiliates of CFD who have previously purchased shares of other investment companies and have been charged a front-end load or other sales charge on such purchases may exchange those shares for Class A shares of any funds distributed by CFD, without incurring an additional front-end load or sales charge for those exchanged shares. Certain funds may charge an annual Rule 12b-1 distribution and service fee.

SPONSORED ARRANGEMENTS. Class A and Class T shares (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares and shareholders who received (and who have continuously held) Class T shares in connection with the merger of certain Galaxy Funds into various Columbia Funds (formerly named Liberty Funds)) of certain funds may be purchased at a reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Funds reserve the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

Class A and Class T shares (Class T shares can only be purchased by the shareholders of Columbia Newport Tiger Fund (formerly named Liberty Newport Tiger Fund) who already own Class T shares) of certain funds may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with CFD pursuant to which the Funds are included as investment options in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.

WAIVER OF INITIAL SALES CHARGES (CLASS A AND CLASS T SHARES)
         Class A share initial sales charges (but not contingent deferred sales charges) are waived for the following categories of investors:

         -   Galaxy Fund shareholders prior to December 1, 1995; and

         - Shareholders who (i) purchased Galaxy Fund Prime A Shares at net asset value and received Class A shares in exchange for those shares during the Galaxy/Liberty Fund reorganization; and (ii) continue to maintain the account in which the Prime A shares were originally purchased.

         Class T share sales charges are waived for the following categories of investors:

         -   Galaxy Fund shareholders prior to December 1, 1995;

         - Shareholders who (i) purchased Galaxy Fund Retail A Shares at net asset value and received Class T shares in exchange for those shares during the Galaxy/Liberty Fund reorganization; and (ii) continue to maintain the account in which the Retail A shares were originally purchased; and

         - Boston 1784 Fund shareholders on the date the Funds were reorganized into Galaxy Funds.


WAIVER OF CONTINGENT DEFERRED SALES CHARGES (CDSCS) (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. IN ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR TO CERTAIN FUNDS) (Classes A, B, C and T) CDSCs may be waived on redemptions in the following situations with the proper documentation:

1. Death. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

2. Systematic Withdrawal Plan (SWP). CDSCs may be waived on redemptions occurring pursuant to a monthly, quarterly or semi-annual SWP established with CFS, to the extent the redemptions do not exceed, on an annual basis, 12% of the account's value, so long as at the time of the first SWP redemption the account had had distributions reinvested for a period at least equal to the period of the SWP (e.g., if it is a quarterly SWP, distributions must have been reinvested at least for the three-month period prior to the first SWP redemption). Otherwise, CDSCs will be charged on SWP redemptions until this requirement is met; this requirement does not apply if the SWP is set up at the time the account is established, and distributions are being reinvested. See below under "Investor Services - Systematic Withdrawal Plan."

3. Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver, (i) the disability must arise AFTER the purchase of shares
         (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability, and (iii) a letter from a physician signed under penalty of perjury stating the nature of the disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

4. Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase AND (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.



5. Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the FSF agrees to return the applicable portion of any commission paid by the Advisor.

6. Qualified Retirement Plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document). CDSCs also will be waived on SWP redemptions made to make required minimum distributions from qualified retirement plans that have invested in Funds distributed by CFD for at least two years.

The CDSC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.

         CLASS G SHARES. CDSCs are not assessed on Class G shares in the following circumstances: (a) redemptions in connection with required (or, in some cases, discretionary) distributions to participants or beneficiaries of an employee pension, profit sharing or other trust or qualified retirement or Keogh plan, individual retirement account or custodial account maintained pursuant to
Section 403(b)(7) of the Code; (b) redemptions in connection with required (or, in some cases, discretionary) distributions to participants in qualified retirement or Keogh plans, individual retirement accounts or custodial accounts maintained pursuant to Section 403(b)(7) of the Code due to death, disability or the attainment of a specified age; (c) redemptions effected pursuant to a Fund's right to liquidate a shareholder's account if the aggregate net asset value of Class G shares held in the account is less than the minimum account size; (d) redemptions in connection with the combination of a Fund with any other investment company registered under the 1940 Act by merger, acquisition of assets, or by any other transaction; (e) redemptions resulting from a tax-free return of an excess contribution pursuant to Section 408(d)(4) or (5) of the Code; or (f) any redemption of Class G shares held by investors, provided the investor was the beneficial owner of shares of a Fund (or any of the other portfolios offered by Columbia or otherwise advised by Fleet or its affiliates) before December 1, 1995.


HOW TO SELL SHARES
Shares may also be sold on any day the Exchange is open, either directly to the Fund or through the shareholder's FSF. Sale proceeds generally are sent within seven days (usually on the next business day after your request is received in good form). However, for shares recently purchased by check, the Fund may delay selling your shares for up to 15 days in order to protect the Fund against financial losses and dilution in net asset value caused by dishonored purchase payment checks.

To sell shares directly to the Fund, send a signed letter of instruction or stock power form to CFS, along with any certificates for shares to be sold. The sale price is the net asset value (less any applicable contingent deferred sales charge) next calculated after the Fund receives the request in proper form. Signatures must be guaranteed by a bank, a member firm of a national stock exchange or another eligible guarantor that participates in the Medallion Signature Guarantee Program. Stock power forms are available from FSFs, CFS and many banks. Additional documentation is required for sales by corporations, agents, fiduciaries, surviving joint owners, individual retirement account holders and other legal entities. Call CFS for more information 1-800-345-6611.

FSFs must receive requests before the time at which the Fund's shares are valued to receive that day's price, are responsible for furnishing all necessary documentation to CFS and may charge for this service.

SYSTEMATIC WITHDRAWAL PLAN (SWP). If a shareholder's account balance is at least $5,000, the shareholder may establish a SWP. A specified dollar amount or percentage of the then current net asset value of the shareholder's investment in any Fund designated by the shareholder will be paid monthly, quarterly or semi-annually to a designated payee. The amount or percentage the shareholder specifies generally may not, on an annualized basis, exceed 12% of the value, as of the time the shareholder makes the election, of the shareholder's investment. Withdrawals from Class B and Class C shares of the Fund under a SWP will be treated as redemptions of shares purchased through the reinvestment of Fund distributions, or, to the extent such shares in the shareholder's account are insufficient to cover Plan payments, as redemptions from the earliest purchased shares of such Fund in the shareholder's account. No CDSCs apply to a redemption pursuant to a SWP of 12% or less, even if, after giving effect to the redemption, the shareholder's account balance is less than the shareholder's base amount. Qualified plan participants who are required by Internal Revenue Service regulation to withdraw more than 12%, on an annual basis, of the value of their Class B and Class C share account may do so but will be subject to a CDSC ranging from 1% to 5% of the amount withdrawn in excess of 12% annually. If a shareholder wishes to participate in a SWP, the shareholder must elect to have all of the shareholder's income dividends and other Fund distributions payable in shares of the Fund rather than in cash.

A shareholder or a shareholder's FSF of record may establish a SWP account by telephone on a recorded line. However, SWP checks will be payable only to the shareholder and sent to the address of record. SWPs from retirement accounts cannot be established by telephone.

A shareholder may not establish a SWP if the shareholder holds shares in certificate form. Purchasing additional shares (other than through dividend and distribution reinvestment) while receiving SWP payments is ordinarily disadvantageous because of duplicative sales charges. For this reason, a shareholder may not maintain a plan for the accumulation of shares of the Fund (other than through the reinvestment of dividends) and a SWP at the same time.

SWP payments are made through share redemptions, which may result in a gain or loss for tax purposes, may involve the use of principal and may eventually use up all of the shares in a shareholder's account.

A Fund may terminate a shareholder's SWP if the shareholder's account balance falls below $5,000 due to any transfer or liquidation of shares other than pursuant to the SWP. SWP payments will be terminated on receiving satisfactory evidence of the death or incapacity of a shareholder. Until this evidence is received, CFS will not be liable for any payment made in accordance with the provisions of a SWP.

The cost of administering SWPs for the benefit of shareholders who participate in them is borne by the Fund as an expense of all shareholders.

Shareholders whose positions are held in "street name" by certain FSFs may not be able to participate in a SWP. If a shareholder's Fund shares are held in "street name," the shareholder should consult his or her FSF to determine whether he or she may participate in a SWP.

TELEPHONE REDEMPTIONS. All Fund shareholders and/or their FSFs are automatically eligible to redeem up to $100,000 of the Fund's shares by calling 1-800-422-3737 toll-free any business day between 9:00 a.m. and the close of trading of the Exchange (normally 4:00 p.m. Eastern time). Transactions received after 4:00 p.m. Eastern time will receive the next business day's closing price. Telephone redemptions are limited to a total of $100,000 in a 30-day period. Redemptions that exceed $100,000 may be accomplished by placing a wire order trade through a broker or furnishing a signature guarantee request. Signatures must be guaranteed by either a bank, a member firm of a national stock exchange or another eligible guarantor that participates in the Medallion Signature Guarantee Program. CFS will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Telephone redemptions are not available on accounts with an address change in the preceding 30 days and proceeds and confirmations will only be mailed or sent to the address of record unless the redemption proceeds are being sent to a pre-designated bank account. Shareholders and/or their FSFs will be required to provide their name, address account and taxpayer identification numbers. FSFs will also be required to provide their broker number. All telephone transactions are recorded. A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. Certain restrictions apply to retirement plan accounts.

CHECKWRITING (IN THIS SECTION, THE "ADVISOR" REFERS TO COLUMBIA MANAGEMENT ADVISORS, INC. ITS CAPACITY AS THE ADVISOR OR ADMINISTRATOR OF CERTAIN FUNDS) (Available only on the Class A shares of certain Funds) Shares may be redeemed by check if a shareholder has previously completed an Application and Signature Card. CFS will provide checks to be drawn on Mellon Trust of New England, N.A. (the "Bank"). These checks may be made payable to the order of any person in the amount of not less than $500 ($250 for money market funds) nor more than $100,000. The shareholder will continue to earn dividends on shares until a check is presented to the Bank for payment. At such time a sufficient number of full and fractional shares will be redeemed at the next determined net asset value to cover the amount of the check. Certificate shares may not be redeemed in this manner.

Shareholders utilizing checkwriting drafts will be subject to the Bank's rules governing checking accounts. There is currently no charge to the shareholder for the use of checks., However, you may incur customary fees for services such as a stop payment request or a request for copies of a check. The shareholder should make sure that there are sufficient shares in his or her open account to cover the amount of any check drawn since the net asset value of shares will fluctuate. If insufficient shares are in the shareholder's open account, the check will be returned marked "insufficient funds" and no shares will be redeemed; the shareholder will be charged a $15 service fee for each check returned. It is not possible to determine in advance the total value of an open account because prior redemptions and possible changes in net asset value may cause the value of an open account to change. Accordingly, a check redemption should not be used to close an open account. In addition, a check redemption, like any other redemption, may give rise to taxable capital gains.

NON-CASH REDEMPTIONS. For redemptions of any single shareholder within any 90-day period exceeding the lesser of $250,000 or 1% of a Fund's net asset value, a Fund may make the payment or a portion of the payment with portfolio securities held by that Fund instead of cash, in which case the redeeming shareholder may incur brokerage and other costs in selling the securities received.

INFORMATION APPLICABLE TO CLASS G AND CLASS T SHARES

     The primary difference between Class G and Class T shares lies in their sales charge structures and shareholder servicing/distribution expenses. Investments in Class T shares of the Funds are subject to a front-end sales charge. Investments in Class G shares of the Funds are subject to a back-end sales charge. This back-end sales charge declines over time and is known as a "contingent deferred sales charge." An investor should understand that the purpose and function of the sales charge structures and shareholder servicing/distribution arrangements for both Class G and Class T shares are the same. Class T shares of a bond fund and an equity fund are currently subject to ongoing shareholder servicing fees at an annual rate of up to 0.15% and 0.30%, respectively, of the Fund's average daily net assets attributable to its Class T shares. Class G shares of a bond fund and an equity fund are currently subject to ongoing shareholder servicing and distribution fees at an annual rate of up to 0.80% and 0.95%, respectively, of the Fund's average daily net assets attributable to its Class G shares. These ongoing fees, which are higher than those charged on Class T shares, will cause Class G shares to have a higher expense ratio and pay lower dividends than Class T shares.

     Class G and Class T shares may only be purchased by current shareholders of Class G and Class T, respectively.

INFORMATION APPLICABLE TO CLASS T SHARES RECEIVED BY FORMER GALAXY FUND RETAIL A SHAREHOLDERS IN CONNECTION WITH THE GALAXY/LIBERTY REORGANIZATION. Unless otherwise noted, Class T shares received by former Galaxy Fund Retail A shareholders in connection with the reorganizations are subject to a 1% CDSC if the Retail A Shares were purchased without an initial sales charge in accounts aggregating $1 million or more at the time of purchase and the Class A shares are sold within 12 months of the time of purchase of the Retail A Shares. The 12-month holding period begins on the first day of the month in which each purchase was made.


         CLASS T SHARES. The public offering price for Class T shares of the Funds is the sum of the net asset value of the Class T shares purchased plus any applicable front-end sales charge as described in the applicable Prospectus. A deferred sales charge of up to 1.00% is assessed on certain redemptions of Class T shares that are purchased with no initial sales charge as part of an investment of $1,000,000 to $25,000,000. A portion of the front-end sales charge may be reallowed to broker-dealers as follows:


                                                                                               REALLOWANCE TO
                                                           REALLOWANCE TO DEALERS             DEALERS AS A % OF
                                                          AS A % OF OFFERING PRICE             OFFERING PRICE
                   AMOUNT OF TRANSACTION                   PER SHARE - BOND FUNDS         PER SHARE - EQUITY FUNDS
                   ---------------------                  ----------------------          ------------------------
            Less than $50,000                                      4.25                             5.00
            $50,000 but less than $100,000                         3.75                             3.75
            $100,000 but less than $250,000                        2.75                             2.75
            $250,000 but less than $500,000                        2.00                             2.00
            $500,000 but less than $1,000,000                      1.75                             1.75
            $1,000,000 and over                                    0.00                             0.00


         The appropriate reallowance to dealers will be paid by CFD to broker-dealer organizations which have entered into agreements with CFD. The reallowance to dealers may be changed from time to time.



         Certain affiliates of the Advisor may, at their own expense, provide additional compensation to broker-dealer affiliates of Columbia and to unaffiliated broker-dealers whose customers purchase significant amounts of Class T shares of the Funds. Such compensation will not represent an additional expense to the Funds or their shareholders, since it will be paid from the assets of Fleet's affiliates.


INFORMATION APPLICABLE TO CERTAIN CLASS G SHARES RECEIVED BY FORMER GALAXY FUND RETAIL B SHAREHOLDERS IN CONNECTION WITH THE GALAXY/LIBERTY REORGANIZATION. The following table describes the CDSC schedule applicable to Class G shares received by former Galaxy Fund Retail B shareholders in exchange for Retail B Shares purchased prior to January 1, 2001:



                                                               % DEDUCTED WHEN
                HOLDING PERIOD AFTER PURCHASE                  SHARES ARE SOLD
                -----------------------------                  ---------------
                Through first year                                   5.00
                Through second year                                  4.00
                Through third year                                   3.00
                Through fourth year                                  3.00
                Through fifth year                                   2.00
                Through sixth year                                   1.00
                Longer than six years                                None




         Class G shares received in exchange for Galaxy Fund Retail B Shares that were purchased prior to January 1, 2001 will automatically convert to Class T shares six years after purchase. For purposes of calculating the CDSC, all purchases are considered to be made on the first day of the month in which each purchase was made.

         The following table describes the CDSC schedule applicable to Class G shareholders whose Galaxy Asset Allocation Fund and/or International Equity Fund Retail B Shares were acquired in connection with the reorganization of the Pillar Funds:



                                                            % DEDUCTED WHEN
                HOLDING PERIOD AFTER PURCHASE               SHARES ARE SOLD
                -----------------------------               ---------------
                Through first year                                   5.50
                Through second year                                  5.00
                Through third year                                   4.00
                Through fourth year                                  3.00
                Through fifth year                                   2.00
                Through sixth year                                   1.00
                Through the seventh year                             None
                Longer than seven years                              None


         If you acquired Retail B Shares in connection with the reorganization of the Pillar Funds, your Class G shares will automatically convert to Class T shares eight years after you purchased the Pillar Fund Class B shares you held prior to the reorganization. For purposes of calculating the CDSC, all purchases are considered to be made on the first day of the month in which each purchase was made.



         CLASS G SHARES PURCHASED AFTER THE GALAXY/LIBERTY REORGANIZATION. The public offering price for Class G shares of the Funds is the net asset value of the Class G shares purchased. Although investors pay no front-end sales charge on purchases of Class G shares, such shares are subject to a contingent deferred sales charge at the rates set forth in the applicable Prospectus if they are redeemed within seven years of purchase. Securities dealers, brokers, financial institutions and other industry professionals will receive commissions from CFD in connection with sales of Class G shares. These commissions may be different than the reallowances or placement fees paid to dealers in connection with sales of Class T shares. Certain affiliates of Columbia may, at their own expense, provide additional compensation to broker-dealer affiliates of Columbia and to unaffiliated broker-dealers, whose customers purchase significant amounts of Class G shares of a Fund. See "Class T Shares." The contingent deferred sales charge on Class G shares is based on the lesser of the net asset value of the shares on the redemption date or the original cost of the shares being redeemed. As a result, no sales charge is imposed on any increase in the principal value of an investor's Class G shares. In addition, a contingent deferred sales charge will not be assessed on Class G shares purchased through reinvestment of dividends or capital gains distributions.



         The proceeds from the contingent deferred sales charge that an investor may pay upon redemption go to CFD, which may use such amounts to defray the expenses associated with the distribution-related services involved in selling Class G shares.

         Class G shares of a Fund will convert automatically to Class T shares eight years after purchase. The purpose of the conversion is to relieve a holder of Class G shares of the higher ongoing expenses charged to those shares, after enough time has passed to allow CFD to recover approximately the amount it would have received if the applicable front-end sales charge had been charged. The conversion from Class G shares to Class T shares takes place at net asset value, as a result of which an investor receives dollar-for-dollar the same value of Class T shares as he or she had of Class G shares. The conversion occurs eight years after the beginning of the calendar month in which the shares are purchased. Upon conversion, the converted shares will be relieved of the distribution and shareholder servicing fees borne by Class G shares, although they will be subject to the shareholder servicing fees borne by Class T shares.



Class G shares acquired through a reinvestment of dividends or distributions are also converted at the earlier of two dates - (i) eight years after the beginning of the calendar month in which the reinvestment occurred or (ii) the date of conversion of the most recently purchased Class G shares that were not acquired through reinvestment of dividends or distributions. For example, if an investor makes a one-time purchase of Class G shares of a Fund, and subsequently acquires additional Class G shares of the Fund only through reinvestment of dividends and/or distributions, all of such investor's Class G shares in the Fund, including those acquired through reinvestment, will convert to Class T shares of the Fund on the same date.

DISTRIBUTIONS
Distributions are invested in additional shares of the same Class of the Fund at net asset value unless the shareholder elects to receive cash. Regardless of the shareholder's election, distributions of $10 or less will not be paid in cash, but will be invested in additional shares of the same class of the Fund at net asset value. Undelivered distribution checks returned by the post office will be reinvested in your account. If a shareholder has elected to receive dividends and/or capital gain distributions in cash and the postal or other delivery service selected by the Transfer Agent is unable to deliver checks to the shareholder's address of record, such shareholder's distribution option will automatically be converted to having all dividend and other distributions reinvested in additional shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks. Shareholders may reinvest all or a portion of a recent cash distribution without a sales charge. A shareholder request must be received within 30 calendar days of the distribution. A shareholder may exercise this privilege only once. No charge is currently made for reinvestment.

Shares of some Funds that pay daily dividends (include Funds) will normally earn dividends starting with the date the Fund receives payment for the shares and will continue through the day before the shares are redeemed, transferred or exchanged. Shares of some Funds that pay daily dividends (exclude Funds) Columbia will be earned starting with the day after that Fund receives payments for the shares. To determine whether a particular Fund is an include or exclude fund, customers can call 1-800-345-6611.

HOW TO EXCHANGE SHARES
Shares of the Fund may be exchanged for the same class of shares of the other continuously offered funds (with certain exceptions) on the basis of the NAVs per share at the time of exchange. Class T and Z shares may be exchanged for Class A shares of certain other funds. The prospectus of each Fund describes its investment goal and policies, and shareholders should obtain a prospectus and consider these goals and policies carefully before requesting an exchange. Shares of certain Funds are not available to residents of all states. Consult CFS before requesting an exchange.

By calling CFS, shareholders or their FSF of record may exchange among accounts with identical registrations, provided that the shares are held on deposit. During periods of unusual market changes or shareholder activity, shareholders may experience delays in contacting CFS by telephone to exercise the telephone exchange privilege. Because an exchange involves a redemption and reinvestment in another fund, completion of an exchange may be delayed under unusual circumstances, such as if the Fund suspends repurchases or postpones payment for the Fund shares being exchanged in accordance with federal securities law. CFS will also make exchanges upon receipt of a written exchange request and share certificates, if any. If the shareholder is a corporation, partnership, agent, or surviving joint owner, CFS will require customary additional documentation. Prospectuses of the other Funds are available from the CFD Literature Department by calling 1-800-426-3750.

A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. No shareholder is obligated to use the telephone to execute transactions.

Consult your FSF or CFS. In all cases, the shares to be exchanged must be registered on the records of the Fund in the name of the shareholder desiring to exchange.

Shareholders of the other open-end funds generally may exchange their shares at NAV for the same class of shares of the Fund.

An exchange is generally a capital sale transaction for federal income tax purposes. The exchange privilege may be revised, suspended or terminated at any time.

SUSPENSION OF REDEMPTIONS
A Fund may not suspend shareholders' right of redemption or postpone payment for more than seven days unless the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the SEC during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period permitted by order of the SEC for the protection of investors.

SHAREHOLDER LIABILITY
Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration disclaims shareholder liability for acts or obligations of the Fund and the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or the Trust's Trustees. The Declaration provides for indemnification out of Fund property for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which the Fund would be unable to meet its obligations and the disclaimer was inoperative.

The risk of a particular fund incurring financial loss on account of another fund of the Trust is also believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the other fund was unable to meet its obligations.

SHAREHOLDER MEETINGS
As described under the caption "Organization and History", the Fund will not hold annual shareholders' meetings. The Trustees may fill any vacancies in the Board of Trustees except that the Trustees may not fill a vacancy if, immediately after filling such vacancy, less than two-thirds of the Trustees then in office would have been elected to such office by the shareholders. In addition, at such times as less than a majority of the Trustees then in office have been elected to such office by the shareholders, the Trustees must call a meeting of shareholders. Trustees may be removed from office by a written consent signed by a majority of the outstanding shares of the Trust or by a vote of the holders of a majority of the outstanding shares at a meeting duly called for the purpose, which meeting shall be held upon written request of the holders of not less than 10% of the outstanding shares of the Trust. Upon written request by the holders of 1% of the outstanding shares of the Trust stating that such shareholders of the Trust, for the purpose of obtaining the signatures necessary to demand a shareholders' meeting to consider removal of a Trustee, request information regarding the Trust's shareholders, the Trust will provide appropriate materials (at the expense of the requesting shareholders). Except as otherwise disclosed in the Prospectus and this SAI, the Trustees shall continue to hold office and may appoint their successors.

At any shareholders' meetings that may be held, shareholders of all series would vote together, irrespective of series, on the election of Trustees, but each series would vote separately from the others on other matters, such as changes in the investment policies of that series or the approval of the management agreement for that series.

                                   APPENDIX I
                           DESCRIPTION OF BOND RATINGS
                             STANDARD & POOR'S (S&P)

The following descriptions are applicable to municipal bond funds:

AAA bonds have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA bonds have a very strong capacity to pay interest and repay principal, and they differ from AAA only in small degree.

A bonds have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB bonds are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than for bonds in the A category.

BB, B, CCC, CC and C bonds are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or large exposures to adverse conditions.

BB bonds have less near-term vulnerability to default than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

B bonds have a greater vulnerability to default but currently have the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB-rating.

CCC bonds have a currently identifiable vulnerability to default, and are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, the bonds are not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC rating typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C rating typically is applied to debt subordinated to senior debt which assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI rating is reserved for income bonds on which no interest is being paid.

D bonds are in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus(+) or minus(-) ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


PROVISIONAL RATINGS. The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, although addressing credit quality subsequent to completion of the project, makes no comments on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

MUNICIPAL NOTES:

SP-1. Notes rated SP-1 have very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are designated as SP-1+.

SP-2. Notes rated SP-2 have satisfactory capacity to pay principal and interest.

Notes due in three years or less normally receive a note rating. Notes maturing beyond three years normally receive a bond rating, although the following criteria are used in making that assessment:

         Amortization schedule (the larger the final maturity relative to other maturities, the more likely the issue will be rated as a note).

         Source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be rated as a note).

DEMAND FEATURE OF VARIABLE RATE DEMAND SECURITIES:
S&P assigns dual ratings to all long-term debt issues that have as part of their provisions a demand feature. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity, and the commercial paper rating symbols are usually used to denote the put (demand) option (for example, AAA/A-1+). Normally, demand notes receive note rating symbols combined with commercial paper symbols (for example, SP-1+/A-1+).

COMMERCIAL PAPER:
A. Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree to safety.

A-1. This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are designed A-1+.

CORPORATE BONDS:
The description of the applicable rating symbols and their meanings is substantially the same as the Municipal Bond ratings set forth above.


The following descriptions are applicable to equity and taxable bond funds:

AAA bonds have the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA bonds differ from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB bonds exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC and CC bonds are regarded, as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB bonds are less vulnerable to non-payment than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B bonds are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC bonds are currently vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC bonds are currently highly vulnerable to nonpayment.

C ratings may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on the obligation are being continued.

D bonds are in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus(-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

R This symbol is attached to the rating of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk, such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

                    MOODY'S INVESTORS SERVICE, INC. (MOODY'S)

AAA bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While various protective elements are likely to change, such changes as can be visualized are most unlikely to impair a fundamentally strong position of such issues.

AA bonds are judged to be of high quality by all standards. Together with Aaa bonds they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

Those bonds in the Aa through B groups that Moody's believes possess the strongest investment attributes are designated by the symbol Aa1, A1 and Baa1.

A bonds possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

BAA bonds are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact, have speculative characteristics as well.

BA bonds are judged to have speculative elements: their future cannot be considered as well secured. Often, the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B bonds generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

CAA bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

CA bonds represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C bonds are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

CONDITIONAL RATINGS. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting conditions attach. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

MUNICIPAL NOTES:

MIG 1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3. This designation denotes favorable quality. All security elements are accounted for, but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

DEMAND FEATURE OF VARIABLE RATE DEMAND SECURITIES:
Moody's may assign a separate rating to the demand feature of a variable rate demand security. Such a rating may include:

VMIG 1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

VMIG 2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

VMIG 3. This designation denotes favorable quality. All security elements are accounted for, but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

COMMERCIAL PAPER:
Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

              Prime-1  Highest Quality
              Prime-2  Higher Quality
              Prime-3  High Quality

If an issuer represents to Moody's that its Commercial Paper obligations are supported by the credit of another entity or entities, Moody's, in assigning ratings to such issuers, evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments, or other entities, but only as one factor in the total rating assessment.

CORPORATE BONDS:
The description of the applicable rating symbols (Aaa, Aa, A) and their meanings is identical to that of the Municipal Bond ratings as set forth above, except for the numerical modifiers. Moody's applies numerical modifiers 1, 2, and 3 in the Aa and A classifications of its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates that the issuer ranks in the lower end of its generic rating category.

                                   FITCH INC.

INVESTMENT GRADE BOND RATINGS

AAA bonds are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and/or dividends and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA bonds are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated `AAA'. Because bonds rated in the `AAA' and `AA' categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated `F-1+'.

A bonds are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than debt securities with higher ratings.

BBB bonds are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest or dividends and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these securities and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for securities with higher ratings.

CONDITIONAL
A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

SPECULATIVE-GRADE BOND RATINGS

BB bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified, which could assist the obligor in satisfying its debt service requirements.

B bonds are considered highly speculative. While securities in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC bonds have certain identifiable characteristics that, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

C bonds are in imminent default in payment of interest or principal.

DDD, DD, AND D bonds are in default on interest and/or principal payments. Such securities are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. `DDD' represents the highest potential for recovery on these securities, and `D' represents the lowest potential for recovery.

                              PLEASE VOTE PROMPTLY

                        *********************************


Your vote is important, no matter how many shares you own. Please vote on the reverse side of this proxy card and sign in the space(s) provided. Return your completed proxy card in the enclosed envelope today.

You may receive additional proxies for other accounts. These are not duplicates; you should sign and return each proxy card in order for your votes to be counted.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The signers of this proxy hereby appoint each of [________], [_________], [__________],
[___________] and [__________] proxies of the signers, with power of substitution, to vote at the Special Meeting of Shareholders to be held at Boston, Massachusetts, on February 16, 2005, and at any adjournments, as specified herein and in accordance with their best judgment, on any other business that may properly come before this meeting.

AFTER CAREFUL REVIEW, THE BOARD OF DIRECTORS UNANIMOUSLY HAS RECOMMENDED A VOTE "FOR" ALL MATTERS.

[COLUMBIA LOGO]

                        --------------------------------

                        COLUMBIA COMMON STOCK FUND, INC.

                        --------------------------------


Please be sure to sign and date this proxy.  Date
                                                 --------


-------------------------          -------------------------
Shareholder sign here                 Co-owner sign here



THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BELOW AND, ABSENT DIRECTION, WILL BE VOTED FOR PROPOSAL 1 LISTED BELOW. THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE HOLDER'S BEST JUDGMENT AS TO ANY OTHER MATTER.

THE TRUSTEES RECOMMEND A VOTE FOR THE PROPOSAL:

1.   Proposal to approve the Agreement and Plan of       [ ] FOR    [ ] AGAINST
     Reorganization with respect to the acquisition of
     Columbia Common Stock Fund by Columbia Large        [ ] ABSTAIN
     Cap Core Fund.
     (Item 1 of the Notice)


MARK BOX AT RIGHT FOR ADDRESS CHANGE AND NOTE NEW ADDRESS AT LEFT
                                                                           [ ]


PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE
ENCLOSED ENVELOPE.

Please sign exactly as name or names appear hereon. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


DETACH CARD                                                         DETACH CARD

                    THREE CONVENIENT WAYS TO VOTE YOUR PROXY

The enclosed proxy statement provides details on important issues affecting your fund. The Board of Directors recommends that you vote for the proposal.

You can vote your proxies over the Internet, by telephone, or by fax - it's easy and confidential!

If you are voting by Internet, telephone, or fax, you should NOT mail your proxy card.


Vote by Internet:

         - Read the proxy statement and have your proxy card available.

         - Go to www.[_________].com or www.[________].com.

         - Click on the proxy link and follow the instructions provided.

Vote by telephone:

         - Read the proxy statement and have your proxy card available.

         - When you are ready to vote, call toll free [___]-[___]-[____].

         - Enter the voter control number located on the upper left corner of your proxy card.

         - Follow the instructions provided to cast your vote. A representative will be available to answer questions regarding the meeting agenda and execution of proxies.

Vote by fax:

         - Read the proxy statements and have your proxy card available.

         - When you are ready to vote, fax your completed proxy card to [___]-[___]-[____].

INTERNET, TELEPHONE, AND FAX VOTING ARE AVAILABLE 24 HOURS A DAY, SEVEN DAYS A WEEK. If you have any questions or concerns, please call 866-270-3134 from 9:00 a.m. to 11:00 p.m. EDT Monday through Friday, and Saturdays from 12:00 to 6:00 p.m.

                             COLUMBIA FUNDS TRUST XI

                                    FORM N-14

                                     PART C

                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION


Incorporated by reference to Item 25 of Post-Effective Amendment No. 85 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-11351 and 811-4978).


ITEM 16.  EXHIBITS
(1)(a) Amended and Restated Agreement and Declaration of Trust as amended on July 28, 2000.(1)

(1)(b) Amendment to the Agreement and Declaration of Trust dated October 13, 2003.(2)

(2)(a)        By-laws of Registrant as amended through February 3, 1993. (3)

(2)(b)        Amendment to By-Laws dated February 4, 1998.(4)

(2)(c)        Amendment to By-Laws dated February 8, 2000.(5)

(2)(d)        Amendment to By-Laws dated September 28, 2000.(5)

(2)(e)        Amendment to By-Laws dated June 20, 2001. (6)

(3)           Not applicable.

(4)(a) Agreement and Plan of Reorganization -- Constitutes Appendix A to the Prospectus/Proxy Statement relating to the Acquisition of the Assets and Liabilities of Columbia Growth Fund by and in Exchange for Shares of Columbia Large Cap Growth Fund.

(4)(b) Agreement and Plan of Reorganization -- Constitutes Appendix A to the Prospectus/Proxy Statement relating to the Acquisition of the Assets and Liabilities of Columbia Common Stock Fund by and in Exchange for Shares of Columbia Large Cap Core Fund.

(5) Articles 4, 5, 10, 11, and 13 of the Registrant's Agreement and Declaration of Trust and Articles VII and X of the Registrant's By-Laws define the rights of Shareholders.

(6)(a) Management Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003, on behalf of Columbia Asset Allocation Fund, Columbia Dividend Income Fund, Columbia Large Cap Core Fund, Columbia International Equity Fund, Columbia Large Cap Growth Fund, Columbia Disciplined Value Fund, and Columbia Small Company Equity Fund.(2)

(7)(a) Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc., dated November 1, 2003. (2)

(7)(b)        Specimen copy of selected dealer agreement. (7)

(7)(c) Shareholder Services Plan between Registrant and Columbia Management Advisors, Inc. dated November 1, 2002. (2)

(7)(d) Form of Class T Shares Servicing Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2002. (2)

(8)           None.

(9)(a) Custodian contract between Registrant and State Street Corporation (formerly known as State Street Bank and Trust Company ) dated October 10, 2001 -- Filed as Exhibit (g) in Part C, Item 23 of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of Liberty Funds Trust II (File Nos. 2-66976 and 811-3009), filed with the Commission on or about October 26, 2001, and incorporated by reference and made part of this Registration Statement.

(9)(b) Appendix A to the Custodian Contract between Registrant and State Street Corporation (formerly known as State Street Bank and Trust Company) -- Filed as Exhibit (j)(2) in Part C, Item 24(2) of Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 of Columbia Floating Rate Fund (File Nos. 333-

              51466 and 811-08953), filed with the Commission on or about December 17, 2003, and incorporated by reference and made part of this Registration Statement.

(10)(a) Rule 12b-1 Distribution Plan dated August 3, 1999, as amended and restated on June 19, 2003, July 1, 2002, November 4, 2002, November 1, 2003, and on February 17, 2004. (8)

(10)(b)       Appendix 1 to Rule 12b-1 Distribution Plan. (8)

(10)(c) Rule 18f-3 Plan amended and restated as of November 1, 2003, and on February 17, 2004.(8)

(11)(a) Form of opinion of Ropes & Gray LLP relating to the acquisition of Columbia Growth Fund by Columbia Large Cap Growth Fund. (9)

(11)(b) Form of opinion of Ropes & Gray LLP relating to the acquisition of Columbia Common Stock Fund by Columbia Large Cap Core Fund. (9)


(11)(c)       Consent of Ropes & Gray LLP. (9)

(12)(a)       Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 1.*

(12)(b)       Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 2.*

(13)(a) Amended and Restated Agency Agreement between Registrant and Columbia Funds Services, Inc. dated November 1, 2003. (2)

(13)(b) Amended and Restated Pricing and Bookkeeping Agreement between Registrant and Columbia Management Advisors, Inc. -- Filed as Exhibit (k)(9) in Part C, Item 24(2) of Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 of Columbia Floating Rate Advantage Fund (File Nos. 333-51788 and 811-09709), filed with the Commission on or about December 17, 2003, and incorporated by reference and made a part of this Registration Statement.

(13)(c) Administrative Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003. (2)

(13)(d) Amended and Restated Accounting and Bookkeeping Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.(8)

(13)(e) Schedule A to Amended and Restated Accounting and Bookkeeping Agreement between the Registrant and Columbia Management Advisors, Inc. dated November 1, 2003. (8)

(13)(f) Appendix 1 to Amended and Restated Accounting and Bookkeeping Agreement between the Registrant and Columbia Management Advisors, Inc. dated November 1, 2003. (8)

(13)(g) Administrative Services Plan adopted by Registrant on February 10, 2004. (8)

(13)(h) Amended and Restated Credit Agreement with Bank of America dated April 29, 1996, Amendment and Restatement as of April 25, 2003 -- Filed as Exhibit (h)(8) in Part C, Item 23 of Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Columbia Funds Trust V (filed under former name Liberty Funds

              Trust V) (File Nos. 33-12109 and 811-5030), filed with the Commission on or about May 28, 2003, and incorporated by reference and made part of this Registration Statement.

(14)(a) Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Columbia Large Cap Growth Fund and Columbia Growth Fund, Inc. (9)

(14)(b) Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Columbia Large Cap Core Fund and Columbia Common Stock Fund, Inc. (9)

(14)(c) Consent of Ernst & Young, Independent Registered Public Accounting Firm. (9)

(15)          Not Applicable.

(16)          Powers of Attorney. (9)


-------------------------------------------

     (1) Incorporated by Reference to Post-Effective Amendment No. 68 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed July 27, 2000.

     (2) Incorporated by Reference to Post-Effective Amendment No. 84 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed January 28, 2004.

     (3) Incorporated by Reference to Post-Effective Amendment No. 34 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed June 25, 1996.

     (4) Incorporated by Reference to Post-Effective Amendment No. 45 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed February 11, 1998.

     (5) Incorporated by Reference to Post-Effective Amendment No. 69 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed October 19, 2000.

     (6) Incorporated by Reference to Post-Effective Amendment No. 72 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed December 3, 2001.

     (7) Incorporated by Reference to Post-Effective Amendment No. 40 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed May 7, 1997.

     (8) Incorporated by Reference to Post-Effective Amendment No. 85 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-11351 and 811-4978) filed February 25, 2004.

     (9) Incorporated by Reference to the Registrant's Registration Statement on Form N-14, File No. 333-121037, filed December 7, 2004.

---------------------------
*Filed herewith


ITEM 17.  UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                     NOTICE

A copy of the Agreement and Declaration of Trust, as amended, of the Registrant is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Registration Statement has been executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually, and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers, or shareholders of the Registrant individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 15th day of June, 2005.

                             COLUMBIA FUNDS TRUST XI
                       By: Christopher L. Wilson, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                      Title                               Date


/s/ Christopher L. Wilson      President (Chief Executive              June 15, 2005
---------------------------    Officer)
Christopher L. Wilson

/s/ J. Kevin Connaughton       Treasurer (Principal
---------------------------    Financial Officer)                      June 15, 2005
J. Kevin Connaughton

/s/ Michael G. Clarke          Chief Accounting Officer
---------------------------    (Principal Accounting Officer)          June 15, 2005
Michael G. Clarke


/s/ Douglas A. Hacker*         Trustee                                 June 15, 2005
---------------------------
Douglas A. Hacker

/s/ Janet Langford Kelly*      Trustee                                 June 15, 2005
---------------------------
Janet Langford Kelly

/s/ Richard W. Lowry*          Trustee                                 June 15, 2005
---------------------------
Richard W. Lowry

/s/ William E. Mayer*
----------------------------
William E. Mayer               Trustee                        June 15, 2005


/s/ Dr. Charles R. Nelson*
----------------------------
Dr. Charles R. Nelson          Trustee                        June 15, 2005


/s/ John J. Neuhauser*
----------------------------
John J. Neuhauser              Trustee                        June 15, 2005


/s/ Patrick J. Simpson*
----------------------------
Patrick J. Simpson             Trustee                        June 15, 2005


/s/ Thomas E. Stitzel*
----------------------------
Thomas E. Stitzel              Trustee                        June 15, 2005


/s/ Thomas C. Theobald*
----------------------------
Thomas C. Theobald             Trustee                        June 15, 2005


/s/ Anne-Lee Verville*
----------------------------
Anne-Lee Verville              Trustee                        June 15, 2005


/s/ Richard L. Woolworth*
----------------------------
Richard L. Woolworth           Trustee                        June 15, 2005





                                         *By:  Vincent P. Pietropaolo
                                               ----------------------------
                                               as Attorney-in-Fact
                                               June 15, 2005

                                  EXHIBIT INDEX

(12)(a)       Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 1.

(12)(b)       Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 2.